Form 10KSB, Exhibit 13
period 1996-12-31
EMCLAIRE FINANCIAL CORP
filed 1997-03-31
CIK 858800

EXHIBIT 13

    Annual Report to Stockholders for the fiscal year ended December 31, 1996

The Cover [PICTURE OMITTED]

The grist mill at McDonnell's Mill State Park, located west of Butler, PA, was originally constructed in 1852. It was destroyed by fire and rebuilt in 1867. The mill was reconstructed in 1963 and is the focal point of the 2,500 acre park.






TABLE OF CONTENTS

President's letter                                        1
Selected Financial Data                                   2
Consolidated Financial Statements                       3-6
Notes to Consolidated Financial Statements             7-19
Report of Independent Auditors                           20
Management's Discussion and Analysis of
     Financial Condition and Results of Operations    21-33
Common Stock Information                                 33

Dear Stockholders and Friends:

The year was one full of growth and change. We took advantage of several opportunities to expand and strengthen our branch network. A significant technology investment was made which should allow us to better serve our current and future customers. Your Company also sought to further improve stockholder value by effecting a 4-for-1 stock split, completing a sale of common stock, and arranging for the stock to be listed on the NASD Electronic Bulletin Board.

In May, we expanded our branch network with the opening of the Bon Aire branch office, located in the Bon Aire Plaza in Butler, PA. This office has been well received by the residents and merchants of Butler, having accumulated deposits in excess of $6 million in its first seven months of operation.

We strengthened our market presence in western Clarion County by establishing two offices in Knox, PA. In August our first supermarket office was opened in Tom's Riverside Market. This office has become quite popular due to its extended hours, convenience and automated teller machine. The second office, located on Main Street, was acquired from Mellon Bank in September. This operation and the new employees it brought have been a welcome addition.

The opening of these new offices allowed us to increase our total assets to $128.0 million, and total deposits to $114.7 million, an increase of 29.8% and 29.0%, respectively, from 1995. This growth did not come without a price. As a result of the capital outlay and increase in overhead, net income for 1996, decreased 16.3% to $981,000, as compared to $1,172,000 reported in 1995. These results mirror those experienced in 1991, when the last branch expansion took place.

During 1996, a wide area personal computer network and teller processing platform system were installed. These improvements allow for tellers to process a greater variety of transactions for the customer, while the network allowed for the installation of deposit and loan processing software systems. We believe this investment in technology will enable us to provide more and better service to our customers, while still maintaining that personal touch our customers deserve.

In December, we completed the sale of 230,800 shares of common stock. As result, the number of stockholders more than doubled to 570 at year end. I am pleased that the vast majority of our new stockholders reside in communities served by Farmers National Bank. This stock sale resulted in net proceeds in excess of $2.9 million, of which, $2.8 million was contributed to the Bank. As part of the stock sale, the Board of Directors authorized the listing of the common stock on the NASD Electronic Bulletin Board under the symbol "EMCF". This change should afford current and prospective stockholders the opportunity to purchase additional shares by contacting a local broker, or one of the market makers listed in the back of this annual report.

The biggest change in 1996, had nothing to do with branch expansion, high tech gadgets, or stock symbols. On December 31, 1996, Ron Ashbaugh retired as president and chief executive officer, after a thirty-seven year career, including twenty-two as president and chief executive officer. It is a reflection of a man that he leaves a place better than he found it; and it was Ron's vision and energy that allowed the Company to survive and prosper in an era of stiff competition and rapid consolidation in the banking industry. While we all will miss seeing Ron on a daily basis, he has agreed to continue as a member of the Board of Directors.

As I begin my tenure as president of your company, I hope that we will be able to continue to grow and prosper by providing timely and effective products to our customers, while maintaining a high level of customer service. For 1997, we plan on offering a debit card, which will allow our customers access to point of sale purchases at over 13 million merchants worldwide, along with access to over 200,000 ATM's on the MAC and Plus networks.

In addition, the expansion undertaken this past year has caused us to review our entire data processing system. As part of that process, we are considering the construction of a separate facility to house the data processing and bookkeeping operations. A site in downtown Emlenton is currently under consideration. A decision on this project should be made by mid-year.

I would like to thank our Board of Directors and employees, for their support and effort over the past year. The projects undertaken in 1996 were vast, and could not have been achieved without their commitment and hard work.

Lastly, I encourage each of you to attend the annual meeting of stockholders to be held at 7:00 p.m., on May 21, 1997, at the Holiday Inn in Clarion, PA. It will be a great opportunity to meet the directors, officers and employees, and to share in the discussion with your fellow stockholders.

Sincerely,

/s/David L. Cox
David L. Cox
President and Chief Executive Officer

Selected Financial Data
(Dollars in thousands)

                                                                              Year Ended December 31,
                                              -------------------------------------------------------------------------------------
                                                      1996            1995            1994             1993            1992
                                                  -------------   -------------   -------------    -------------   -------------
SUMMARY OF EARNINGS
Interest income                                  $       8,098    $      7,437    $      6,751     $      6,772    $      7,144
Interest expense                                         3,352           2,986           2,573            2,651           3,256
                                                  -------------   -------------   -------------    -------------   -------------
Net interest income                                      4,746           4,451           4,178            4,121           3,888
Provision for loan losses                                  120             143             132              180             165
                                                  -------------   -------------   -------------    -------------   -------------
Net interest income after
   provision for loan losses                             4,626           4,308           4,046            3,941           3,723
Other income                                               427             389             384              301             299
Other expense                                            3,636           3,005           2,899            2,780           2,678
                                                  -------------   -------------   -------------    -------------   -------------
Income before income taxes and
  cumulative effect adjustment                           1,417           1,692           1,531            1,462           1,344
Applicable income tax expense                              436             520             454              450             432
                                                  -------------   -------------   -------------    -------------   -------------
Net income before cumulative
  effect adjustment                                        981           1,172           1,077            1,012             912
Cumulative effect adjustment                                 -               -               -                                -
                                                  -------------   -------------   -------------    -------------   -------------

NET INCOME                                        $        981    $      1,172    $      1,077     $      1,043    $        912
                                                  =============   =============   =============    =============   =============

PER SHARE DATA (1) Earnings per share:
Prior to cumulative effect adjustment             $       1.21    $       1.47    $       1.35     $       1.27    $       1.14
Cumulative effect adjustment                                 -               -               -              .04               -
                                                  =============   =============   =============    =============   =============
Earnings per share                                $       1.21    $       1.47    $       1.35     $       1.31    $       1.14
                                                  =============   =============   =============    =============   =============

Dividends paid                                    $        .43    $        .45    $        .40     $        .38    $        .27
Book value per share at period end                $      12.26    $      11.30    $      10.20     $       9.26    $       8.33
Average number of shares outstanding                   811,812         799,200         799,200          799,200         799,200

BALANCE SHEET STATISTICS
(at end of period)

Assets                                            $    128,002    $     98,599    $     96,714     $     94,774    $     91,520
Deposits                                               114,725          88,944          87,986           86,996          84,014
Loans                                                   68,428          64,322          64,086           61,378          60,365
Allowance for loan losses                                  733             687             688              639             573
Federal funds sold                                       3,500           2,500             900            3,350           4,175
Investment securities                                   46,483          26,361          25,436           23,180          18,795
Stockholders' equity                                    12,631           9,032           8,155            7,397           6,654

SIGNIFICANT RATIOS
Return on average equity                                 10.33 %         13.56 %         13.80 %          14.69 %         14.51 %
Return on average assets                                   .89            1.20            1.12             1.11            1.01
Net yield on earning assets                               4.68            4.97            4.81             4.80            4.64
Net loans as a percent of deposits                       59.01           71.55           72.05            69.82           71.17
Equity to assets at period end                            9.87            9.16            8.43             7.80            7.27
Earning average assets to total assets                   93.63           94.11           92.84            92.62           92.60
Average interest bearing liabilities to assets           77.02           77.26           78.36            79.84           80.94
Dividends as a percent of net income (1)                 35.54           30.61           29.63            29.01           23.68
Allowance for loan losses to total loans                  1.07            1.07            1.07             1.04            0.95
Full time equivalent employees                              74              52              47               47              47
Banking offices                                              7               4               4                4               4

(1) - Adjusted for a four-for-one stock split effected June 20, 1996.

                            EMCLAIRE FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET


                                                                December 31,
                                                              1996         1995
                                                           -----------  -----------
ASSETS
   Cash and due from banks                              $  4,741,568  $ 3,175,347
    Federal funds sold                                     3,500,000    2,500,000
    Investment securities(Note 3):
      Available for sale                                  36,207,683   10,111,138
      Held to maturity (estimated market value
        of $10,246,617 and $16,299,328)                   10,274,937   16,249,637
    Loans (Note 4)                                        68,428,063   64,322,111
    Less allowance for loan losses(Note 5)                   733,202      687,415
                                                         -----------  -----------
      Net loans                                           67,694,861   63,634,696
    Premises and equipment (Note 6)                        2,308,374    1,663,096
    Accrued interest and other assets                      3,274,895    1,264,867
                                                         -----------  -----------

         TOTAL ASSETS                                   $128,002,318 $98,598,781
                                                        ============ ===========

LIABILITIES
    Deposits
      Non-interest bearing demand                         17,649,969   12,606,044
      Interest bearing demand                             15,784,028   12,370,668
      Savings                                             14,167,947   12,805,694
      Money market                                        19,058,897   15,604,881
      Time (Note 7)                                       48,064,028   35,556,273
                                                         -----------  -----------
         Total deposits                                  114,724,869   88,943,560
    Obligation under capital lease                           104,233      143,083
    Accrued interest and other liabilities                   542,218      479,841
                                                         -----------  -----------
         TOTAL LIABILITIES                               115,371,320   89,566,484
                                                         -----------  -----------
STOCKHOLDERS' EQUITY
    Preferred stock, par value $1.00, 3,000,000 shares
      authorized; none issued                                      -            -
    Common stock, par value $1.25 per share;
      12,000,000 shares authorized,
      1,030,000 and 800,000 shares issued                  1,287,500    1,000,000
    Additional paid-in capital                             3,621,758    1,013,080
    Retained earnings                                      7,597,592    6,959,932
    Net unrealized gain on securities                        124,148       65,685
    Treasury stock, at cost (800 shares)                           -       (6,400)
                                                         -----------  -----------
         TOTAL STOCKHOLDERS' EQUITY                       12,630,998    9,032,297
                                                         -----------  -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $128,002,318  $98,598,781
                                                        ============  ===========

See the accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME


                                                            Year Ended December 31,
                                                               1996         1995
                                                            -----------  -----------
INTEREST INCOME
    Loans, including fees                                  $ 5,839,546  $ 6,035,217
    Interest bearing deposits in other banks                     2,120        2,122
    Federal funds sold                                         236,020      198,240
    Investment securities:
      Taxable                                                1,879,123    1,033,546
      Exempt from federal income tax                           140,743      168,164
                                                           -----------  -----------
         Total interest income                               8,097,552    7,437,289
                                                           -----------  -----------

INTEREST EXPENSE
    Deposits                                                 3,281,826    2,976,453
    Short-term borrowings (Note 11)                             63,198            -
    Lease obligation                                             7,470        9,943
                                                           -----------  -----------
         Total interest expense                              3,352,494    2,986,396
                                                           -----------  -----------

NET INTEREST INCOME                                          4,745,058    4,450,893

Provision for loan losses                                      120,000      143,000
                                                           -----------  -----------

NET INTEREST INCOME AFTER
    PROVISION FOR LOAN LOSSES                                4,625,058    4,307,893
                                                           -----------  -----------

OTHER OPERATING INCOME
    Service fees on deposit accounts                           343,727      296,148
    Other                                                       83,588       92,786
                                                           -----------  -----------
         Total other operating income                          427,315      388,934
                                                           -----------  -----------

OTHER OPERATING EXPENSE
    Salaries and employee benefits                           1,902,901    1,544,172
    Occupancy, furniture and equipment                         524,038      388,358
    Other (Note 8)                                           1,208,564    1,072,227
                                                           -----------  -----------
         Total other operating expense                       3,635,503    3,004,757
                                                           -----------  -----------

Income before income taxes                                   1,416,870    1,692,070
Income taxes (Note 9)                                          435,554      520,468
                                                           -----------  -----------

NET INCOME                                                 $   981,316  $ 1,171,602
                                                           ===========  ===========

EARNINGS PER SHARE                                         $      1.21  $      1.47

AVERAGE SHARES OUTSTANDING                                     811,812      799,200

See the accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                   Net
                                     Additional                                 Unrealized
                                       Common          Paid-in       Retained     Gain           Treasury
                                        Stock          Capital       Earnings   on Securities      Stock          Total
                                      ----------      ---------     ---------- --------------  ------------    -----------

Balance December 31, 1994            $ 1,000,000    $ 1,013,080    $ 6,147,970     $        -  $    (6,400)    $ 8,154,650

Net income                                                           1,171,602                                   1,171,602
Dividends declared
    ($.45 per share)                                                  (359,640)                                   (359,640)
Net unrealized gain on securities                                                      65,685                       65,685
                                     -----------    -----------    -----------     ----------  -----------     -----------

Balance December 31, 1995              1,000,000      1,013,080      6,959,932         65,685       (6,400)      9,032,297

Net income                                                             981,316                                     981,316
Dividends declared
    ($.43 per share)                                                  (343,656)                                   (343,656)
Net proceeds from sale
of 230,800 shares of common
    stock (Note 14)                      287,500      2,608,678                                      6,400       2,902,578
Net unrealized gain on securities                                                      58,463                       58,463
                                     -----------    -----------    -----------     ----------  -----------     -----------

Balance December 31, 1996            $ 1,287,500    $ 3,621,758    $ 7,597,592     $  124,148  $          -    $12,630,998
                                     ===========    ===========    ===========     ==========  ===========     ===========

See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           Year Ended December 31,
                                                              1996         1995
                                                           ------------ ------------
OPERATING ACTIVITIES
    Net income                                             $   981,316  $ 1,171,602
    Adjustments to reconcile net income to net
      cash provided by operating activities:
         Depreciation and amortization                         364,618      240,571
         Net amortization of investment security
           discounts and premiums                              219,856      224,633
         Provision for loan losses                             120,000      143,000
         Deferred income taxes                                 (60,602)     (24,062)
         Increase in accrued interest receivable              (358,229)     (35,425)
         Increase in accrued interest payable                   60,883       63,907
         Other, net                                           (369,314)     111,108
                                                           -----------  -----------
           Net cash provided by operating activities           958,528    1,895,334
                                                           -----------  -----------

INVESTING ACTIVITIES
    Proceeds from maturities and repayments of
      investment securities:
         Held to maturity                                    8,961,382    6,524,531
    Proceeds from sales of investment securities:
         Available for sale                                     89,800            -
    Purchases of investment securities:
         Available for sale                                (26,167,933)           -
         Held to maturity                                   (3,136,371)  (7,574,662)
    Net loan originations                                   (4,217,569)    (332,827)
    Purchases of premises and equipment                       (779,239)    (153,913)
    Proceeds from sales of other real estate                    50,201      231,163
    Net proceeds from branch acquisition                    12,682,685            -
                                                           ------------  ----------
           Net cash used for investing
           activities                                      (12,517,044)  (1,305,708)
                                                           -----------   ----------

FINANCING ACTIVITIES
    Net increase in deposits                                11,604,665      957,434
    Payments for obligation under capital lease                (38,850)     (36,377)
    Proceeds from sale of common stock, net of cost          2,902,578            -
    Cash dividends paid                                       (343,656)    (359,640)
                                                           -----------   ----------
           Net cash provided by financing activities        14,124,737      561,417
                                                           -----------   -----------

           Increase in cash and cash equivalents             2,566,221    1,151,043

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR               5,675,347    4,524,304
                                                            ----------   ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $ 8,241,568  $ 5,675,347
                                                            ==========   ==========



See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

Emclaire Financial Corp. (Company) is a Pennsylvania corporation organized as the holding company of The Farmers National Bank of Emlenton (Bank). The Bank is a national association headquartered in Emlenton, Pennsylvania. The Company's principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial mortgage, commercial and consumer loans, as well as a variety of deposit services offered to its customers through seven offices. The Company is supervised by the Board of Directors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

Basis of Presentation
---------------------

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary, on the parent company financial statements, is carried at the parent company's equity position in the underlying net assets.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates

Investment Securities
---------------------

Investment securities have been classified into two categories: Held to Maturity and Available for Sale. Debt securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. All other debt securities have been classified as available for sale to serve principally for liquidity purposes. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized.

Realized  securities  gains and  losses  are  computed  using the  specific
identification   method.   Interest  and   dividends  on   securities   are
recognized as income when earned.

Common stock of the Federal Home Loan Bank and Federal Reserve Bank represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost.

Loans
-----

Loans are reported at their principal amount net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, that the borrower's financial condition is such that collection of interest is doubtful. Interest payments received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan yield. The Company is amortizing these amounts over the contractual lives of the related loans.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established  through  a  provision  for loan  losses  which is  charged  to operations. The provision is based upon managemen's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses are particularly susceptible to significant change in the near term.

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan", as amended by Statement No. 118 "Accounting by Creditors For Impairment of a Loan Income Recognition and Disclosures". These
statements address the accounting by creditors, such as banks, for the impairment of certain loans. The Company considers a commercial or commercial real estate loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect principal or interest due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loans observable market price or the fair value of the collateral if the loan is collateral dependent.

Payments received on impaired loans are applied against the recorded investment in the loan. For loans other than those that the Company expects repayment through liquidation of the collateral, when the remaining recorded investment in the impaired loans is less than or equal to the present value of the expected cash flows, income is recorded on a cash basis.

Premises and Equipment
----------------------

Premises and  equipment are stated at cost less  accumulated  depreciation.
Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate
-----------------

Other real estate owned acquired in settlement of foreclosed loans is carried as a component of other assets at the lower of cost or fair valued minus the cost to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value. Direct costs incurred in the foreclosure process and subsequent holding costs incurred on such properties are recorded as expenses of current operations.

Intangible Assets
-----------------

The excess cost over net tangible assets and identified intangible assets of acquired branch offices is amortized using the straight-line method over a period not to exceed fifteen years. Core deposit intangible premiums are amortized on a straight-line basis over the average remaining lives of the acquired deposits, not to exceed ten years. Other identified intangible assets are amortized over the estimated benefited period, not to exceed ten years.

Pension Plan
------------

The Bank maintains a non-contributory defined benefit pension plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates near retirement.

Income Taxes
------------

The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share
------------------

Earnings per share are calculated using the weighted average number of shares of stock outstanding which were 811,812 and 799,200 for 1996 and 1995, respectively, after giving effect for the 4-for-1 stock split in 1996. (Note 14)

Cash Flow Information
---------------------

The Company has defined cash equivalents as those amounts included in due from banks and federal funds sold.

Cash  payments  for  interest  in  1996  and  1995  were   $3,291,611   and
$2,922,489, respectively. Cash payments for income taxes in 1996 and 1995 were $501,308 and $541,000, respectively.

2.    BRANCH ACQUISITION

On September 20, 1996, the Bank acquired certain deposit liabilities of the Knox, Pennsylvania office of Mellon Bank, N.A. in a transaction recorded as a branch purchase. The Bank assumed deposit liabilities of approximately $14.1 million and acquired the land, building and equipment. The difference between the liabilities assumed and the assets acquired was received in cash totaling approximately $12.6 million. The amount by which the acquisition cost exceeded the value of the assets purchased, totaling approximately $1.4 million, was recorded as an intangible asset.

3. INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows:

Available for Sale                                                   1996
                                            --------------------------------------------------
                                                             Gross       Gross      Estimated
                                              Amortized   Unrealized   Unrealized     Market
                                                 Cost        Gains       Losses       Value
                                            ------------ ------------ -----------  -----------
U. S. Treasury securities and
    Obligations of U. S. Government
    corporations and agencies                $23,539,460    $ 165,784   $(42,832)  $23,662,412
Obligations of states and political
    subdivisions                               1,919,500        1,206     (3,020)    1,917,686
Corporate notes                               10,156,821       94,005    (27,041)   10,223,785
                                             -----------    ---------   ---------  -----------
         Total debt securities                35,615,781      260,995    (72,893)   35,803,883
Equity investment in Federal Reserve
    and Federal Home Loan Banks                  403,800            -          -       403,800
                                             -----------    ---------   ---------  -----------

         Total                               $36,019,581    $ 260,995   $(72,893)  $36,207,683
                                             ===========    =========   ========   ===========




Held to Maturity                                      1996
                                --------------------------------------------------
                                                Gross       Gross      Estimated
                                 Amortized   Unrealized   Unrealized     Market
                                   Cost         Gains       Losses       Value
                                ------------ ------------ -----------  -----------
U. S. Treasury securities and
    Obligations of U. S.
    Government
    corporations and agencies   $ 2,011,764  $         -  $  (1,139)  $ 2,010,625
Obligations of states and
  political subdivisions          3,129,733        4,759       (749)    3,133,743
Corporate notes                   3,527,955        9,180     (5,743)    3,531,392
Mortgage-backed securities        1,605,485            -    (34,628)    1,570,857
                                ------------ ------------ -----------  -----------

         Total                  $10,274,937  $    13,939  $ (42,259)  $10,246,617
                                ============ ============ ===========  ===========

Available for Sale                                    1995
                                --------------------------------------------------
                                                Gross       Gross      Estimated
                                 Amortized   Unrealized   Unrealized     Market
                                   Cost         Gains       Losses       Value
                                ------------ ------------ -----------  -----------

U. S. Treasury securities and
    Obligations of U. S.
    Government
    corporations and agencies   $ 9,593,915  $   121,733  $ (22,210)  $ 9,693,438
Equity investment in Federal
Reserve and Federal Home Loan
  Banks                             417,700            -           -      417,700
                                ------------ ------------ -----------  -----------

         Total                  $10,011,615  $   121,733  $ (22,210)  $10,111,138
                                ============ ============ ===========  ===========

Held to Maturity                                      1995
                                --------------------------------------------------
                                                Gross       Gross      Estimated
                                 Amortized   Unrealized   Unrealized     Market
                                   Cost         Gains       Losses       Value
                                ------------ ------------ -----------  -----------

U. S. Treasury securities and
    Obligations of U. S.
    Government
    corporations and agencies   $ 7,077,756  $    26,891  $  (4,147)  $ 7,100,500
Obligations of states and
  political subdivisions          3,869,528        3,262     (9,283)    3,863,507
Corporate notes                   2,758,448       52,433     (5,451)    2,805,430
Mortgage-backed securities        2,543,905        2,276    (16,290)    2,529,891
                                ------------ ------------ -----------  -----------

         Total                  $16,249,637  $    84,862  $ (35,171)  $16,299,328
                                ============ ============ ===========  ===========

In December, 1995, in accordance with the Financial Accounting Standards Board Special Report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities", the Company reclassified investment securities from the held to maturity classification to the available for sale classification with an amortized cost of $10,012,503 and an estimated market value of $10,057,238. The net appreciation of these securities was recorded net of federal income taxes to an unrealized gain account, which is a component of stockholders' equity.

Proceeds from the sale of investment securities classified as available for sale totaled $89,800 and represented proceeds from the sale of Federal Home Loan Bank stock. Such periodic sales are transacted at cost. No sales of investment securities occurred in 1995.

Investment securities with a carrying value of approximately $5,362,820 and $3,551,250 at December 31, 1996, and 1995, respectively, were pledged to secure deposits and for other purposes as required by law. The carrying value approximated the estimated market value of the investment securities for both years.

The amortized cost and estimated market value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                            Available for Sale        Held to Maturity
                                         ------------------------- ----------------------

                                                       Estimated                Estimated
                                          Amortized     Market     Amortized      Market
                                            Cost         Value        Cost        Value
                                         ------------ ------------ -----------  -----------

Due in one year or less                  $ 6,052,779  $ 6,029,061 $ 3,248,244  $ 3,251,760
Due after 1 year through 5 years          29,348,502   29,560,316   5,421,208    5,424,000
Due after 5 years through 10 years           214,500      214,506           -            -
                                         ------------ ------------ -----------  -----------

                                          35,615,781   35,803,883   8,669,452    8,675,760
Mortgage-backed securities                         -            -   1,605,485    1,570,857
                                         ------------ ------------ -----------  -----------

         Total                           $ 35,615,781 $ 35,803,883 $10,274,937  $10,246,617
                                         ============ ============ ===========  ===========

4. Loans

Major classifications of loans are summarized as follows:

                                                             1996         1995
                                                          -----------  -----------
Commercial and industrial                                $10,390,129  $ 9,611,079
Real estate mortgages:
    Residential                                           34,251,136   31,195,745
    Commercial and other                                  11,400,243   10,969,236
Consumer                                                  12,386,555   12,546,051
                                                          -----------  -----------

                                                          68,428,063   64,322,111
Less allowance for loan losses                               733,202      687,415
                                                          -----------  -----------

                                                         $67,694,861  $63,634,696
                                                          ===========  ===========

In the normal course of business, loans are extended to directors, executive officers, and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 1996, is as follows:


               Balance                                   Balance
             December 31,                              December 31,
                 1995       New Loans     Repayments       1996
             ------------- ------------- ------------- -------------

             $ 1,389,697     573,372       710,336     $ 1,252,733

The Bank's primary business activity is with customers located within Venango, Clarion, and Butler Counties. Commercial, residential, personal, and agricultural loans are granted. Although the Bank has a diversified loan portfolio at December 31, 1996 and 1995, loans outstanding to individuals and businesses are dependent upon the local economic conditions within the immediate trade area.

5. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows:

                                                             1996         1995
                                                          -----------  -----------


Balance, January 1                                        $  687,415   $  687,578

    Provision charged to operations                          120,000      143,000
    Recoveries
                                                              46,658       61,869

Less loans charged off                                       120,871      205,032
                                                          -----------  -----------

Balance, December 31                                      $   733,202  $   687,415
                                                          ===========  ===========

At  December  31,  1996,  the  recorded   investment  in  loans  which  are
considered to be impaired was $742,805, all of which was placed in nonaccrual status. In addition, $80,000 of the related allowance for loan losses has been allocated for these impaired loans. At December 31, 1996, there were commitments for unfunded letters of credit totaling $7,500, to a borrower with outstanding loans considered to be impaired. At December 31, 1995, no loans were considered to be impaired.

The average recorded investment in impaired loans during the year ended December 31, 1996, was approximately $820,007. Interest income totaling $13,330 was recognized on impaired loans, all of which was recognized using the cash basis method of income recognition.

6. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

                                                             1996         1995
                                                          -----------  -----------

Land and improvements                                    $   221,342   $  208,742
Buildings                                                  1,430,275    1,358,247
Leasehold improvements                                       128,862            -
Furniture and fixtures                                     1,655,951    1,025,630
                                                          -----------  -----------

                                                           3,436,430    2,592,619

Less accumulated depreciation                              1,128,056      929,523
                                                          -----------  -----------

                                                         $ 2,308,374   $1,663,096
                                                          ===========  ===========


Depreciation and amortization charged to operations was $201,052 in 1996 and $146,361 in 1995.

7. TIME DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,583,000 and $3,597,000 at December 31, 1996 and 1995, respectively.

The following schedule presents the contractual maturities for time deposits at December 31, 1996:

         Within one year                                 $30,963,299
         After one year through three years               13,258,111
         After three years through five years              3,729,986
         after five years                                    112,632
                                                          -----------

                                                         $48,064,028
                                                          ===========

8. OTHER EXPENSES

The following is an analysis of other expense:

                                                   1996         1995
                                                -----------  -----------

FDIC insurance                                  $    1,500   $  100,722
Telephone                                           91,486       48,619
Printing, forms and supplies                       183,390      101,854
Postage                                             97,413       93,596
Amortization of intangible                         129,165       91,115
Other                                              705,610      636,321
                                                -----------  -----------

                                                $1,208,564   $1,072,227
                                                ===========  ===========

9. INCOME TAXES

The provision for income taxes is summarized as follows:

                                                    1996         1995
                                                 -----------  -----------

Currently payable                                 $496,156      $544,530
Deferred                                           (60,602)     (24,062)
                                                 -----------  -----------

                                                  $435,554      $520,468
                                                 ===========  ===========


The reconciliation between the federal statutory rate and the Company's effective income tax rate is as follows:

                                          1996                     1995
                                ------------------------- ------------------------
                                                % of                   % of
                                               Pre-Tax                  Pre-Tax
                                  Amount       Income       Amount       Income
                                ------------ ------------ -----------  -----------

Provision at statutory rate     $   481,736     34.0%     $  575,304     (34.4)
Effect of tax exempt income         (56,785)    (4.0)        (57,450)     (3.4)

Other                                10,603       .7           2,614        .2
                                ------------ ------------ -----------  -----------

                                $   435,554     30.7%     $  520,468      30.8%
                                ============ ============ ===========  ===========

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31 are as follows:

                                                             1996         1995
                                                          -----------  -----------
Deferred tax assets
    Provision for loan losses                             $  195,551   $  179,983
    Intangible asset amortization                             50,964       33,977
    Capital lease obligation                                  35,439       48,648
    Pension expense                                           15,753       10,762
                                                          -----------  -----------
      Gross tax assets                                       297,707      273,370
                                                          -----------  -----------

Deferred tax liabilities
    Net unrealized gain on securities                         63,955       33,838
    Depreciation                                             142,579      166,422
    Net loan origination costs                                 6,878        5,742
    Discount accretion                                             -       13,559
                                                          -----------  -----------
      Gross deferred tax liabilities                         213,412      219,561
                                                          -----------  -----------

         Net deferred tax asset                           $   84,295       53,809
                                                          ===========  ===========

No valuation allowance was established at December 31, 1996 and 1995, in view of the Company's ability to carry-back to taxes paid in previous years and future anticipated taxable income which is evidenced by the Company's earnings potential.

10.   PENSION PLAN


The following presents the components of the pension expense for each year:

                                                             1996         1995
                                                          -----------  -----------

Service cost of benefits earned during the period         $    65,517  $    47,800
Interest cost on projected benefit obligation                  75,340       62,534
Return on plan assets                                        (176,605)    (287,502)
Net amortization and deferral                                  50,427      186,302
                                                          -----------  -----------

Net periodic pension cost                                 $    14,679  $     9,134
                                                          ===========  ===========

The actuarial present value of accumulated benefit obligations at December 31, 1996 and 1995, was $737,527 and $607,103 including vested benefit obligations of $714,831 and $600,275. The following table sets forth the funded status and amounts recognized in the balance sheets at December 31:

                                                             1996         1995
                                                          -----------  -----------

Plan assets at fair value                                 $1,509,521   $1,339,813
Projected benefit obligation                               1,319,173    1,010,270
                                                          -----------  -----------

Funded status                                                190,348      329,543
Unrecognized net gain from past experience
    different from assumed                                  (116,657)    (233,154)
Unamortized prior service cost                                 1,102        1,174
Unrecognized net transition asset                           (121,125)    (129,216)
                                                          -----------  -----------

Accrued pension cost                                       $ (46,332)  $  (31,653)
                                                          ===========  ===========

Plan assets are primarily comprised of debt and equity mutual funds at December 31, 1996 and 1995.

In preparing the above information the following actuarially assumed rates were used.

                                                         1996         1995
                                                     -----------  -----------

Discount rate                                             7.5%         7.5%
Rate of increase in future compensation levels            5.0          5.0
Rate of return on plan assets                             8.5          8.5

11.   SHORT-TERM BORROWINGS AND AVAILABLE LINES OF CREDIT

The Bank maintains two credit arrangements as a source of additional liquidity. One of these arrangements, with a borrowing limit at December 31, 1996, of approximately $3.2 million is with the Federal Home Loan Bank of Pittsburgh. This credit line is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank. The second arrangement is an unsecured federal funds line or credit, with a borrowing limit at December 31, 1996 of $2.0 million, maintained with a correspondent bank. There were no borrowings outstanding during 1995. While there were no balances outstanding on either of these lines of credit at December 31, 1996, the following presents information pertaining to borrowings initiated and repaid during 1996:

                                                             1996
                                                          -----------

Average balance outstanding                               $ 1,128,415
Maximum month-end balance                                   5,000,000

Weighted average interest rate                                    5.6%

12.   COMMITMENTS AND CONTINGENT LIABILITIES

Loans and Letters of Credit
---------------------------

In the normal course of business, the Bank makes various commitments which are not reflected in the accompanying financial statements. The Bank offers such products to enable its customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for loan losses. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary.

The  off-balance  sheet  commitments  were  comprised  of the  following at
December 31:
                                                   1996         1995
                                                -----------  -----------

Commitments to extend credit                    $ 6,810,000  $ 5,002,000
Standby letters of credit                         1,112,000    1,089,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit and loans approved but not yet funded. The Bank uses the same credit policies in making loan commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the credit line commitments are expected to expire without being fully drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

Standby letters of credit obligate the Bank to disburse funds to a third party if the Bank's customer fails to perform under the terms of the agreement with the beneficiary. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. The Bank holds collateral for these instruments, as deemed necessary, which are typically Bank deposit instruments.

Operating Leases
----------------

Certain office facilities are leased under various operating leases. Rental expense was $23,027 in 1996. No such rental expense was incurred in 1995. Future minimum rental commitments under noncancellable leases are:
                                                            Future
                                                            Minimum
                                                             Lease
                                                           Payments
                                                         --------------

                  1997                                    $   43,008
                  1998                                        45,339
                  1999                                        48,046
                  2000                                        48,254
                  2001                                        24,168


13.   REGULATORY MATTERS

Cash and Due from Banks
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1996 and 1995, the Bank had required reserves of $880,000 and $603,000 comprised of vault cash, and a depository amount held with the Federal Reserve Bank.

Loans
-----

The Federal Reserve Act limits extensions of credit by the Bank to the Company and requires such credits to be collateralized. Further such secured loans are limited in amount to 10% of the Bank's capital and surplus. There were no loans between the Bank and the Company during 1996 and 1995.

Dividends
---------

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits as defined for the year combined with its retained net profits for the two preceding calendar years less any required transfer to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1997, without approval of the Comptroller, will be limited to $1,478,000 plus net profits retained up to the date of the dividend declaration.

Regulatory Capital Requirements
-------------------------------

Various regulatory agencies require banks and bank holding companies to maintain minimum capital amounts and ratios. These regulations require the Bank to meet specific capital adequacy guidelines which involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated and defined by regulation.

Due to the size and corporate structure of the consolidated Company, regulatory capital compliance is monitored based on the Bank's capital structure. The following table sets forth the Bank's actual regulatory capital and ratios, as well as, the capital and ratios generally required for a bank to be considered adequately capitalized under the regulatory framework for prompt corrective action:

                                                        Actual                  Required
                                               ------------------------- ----------------------
                                                 Amount        Ratio       Amount       Ratio
                                               ------------ ------------ -----------  ---------
December 31, 1996

Total capital to risk weighted assets           $11,557,617     15.7%     $ 5,896,480    8.0%
Tier 1 capital to risk weighted assets           10,824,415     14.7        2,948,240    4.0
Tier 1 capital to average assets                 10,824,415      8.7        4,990,340    4.0

December 31, 1995

Total capital to risk weighted assets           $ 9,322,471     15.9%     $ 4,684,480    8.0%
Tier 1 capital to risk weighted assets            8,635,056     14.7        2,342,240    4.0
Tier 1 capital to average assets                  8,635,056      8.7        3,953,204    4.0


14.   COMMON STOCK

Stock Split
-----------

On June 20, 1996, the Company effected a four-for-one split of its common stock. As a result of this transaction, the authorized and issued number of shares increased from 3,000,000 and 200,000 to 12,000,000 and 800,000, respectively, and the par value was reduced from $5.00 per share to $1.25 per share. All references in the accompanying financial statements to the number of shares and the per share amounts have been restated to reflect this stock split.

Stock Sale

On December 12, 1996, the Company completed the sale of 230,800 shares of common stock, par value $1.25. These shares were sold at a price of $13.50 per share, resulting in net proceeds to the Company of $2,902,578. Included in the shares offered were 800 shares of stock which had been previously held as treasury shares. Upon completion of the stock sale the Company directly contributed $2,800,000 to the Bank in the form of additional paid-in capital.

15.   FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments would be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets and liabilities, such as deferred tax assets and premises and equipment, are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The estimated fair values at December 31, 1996 and 1995, of the Company's financial instruments are as follows:

                                          1996                      1995
                                ----------------------------------------------------
                                  Carrying       Fair       Carrying       Fair
                                   Value        Value        Value        Value
                                ----------------------------------------------------
Financial assets
    Cash and due from banks
    and federal
      funds sold                $  8,241,568 $  8,241,568 $  5,675,347 $  5,675,347
    Investment securities:
      Available for sale          36,207,683   36,207,683   10,111,138   10,111,138
      Held to maturity            10,274,937   10,246,617   16,249,637   16,299,328
    Net loans                     67,694,861   68,583,000   63,634,696   65,317,000
    Accrued interest receivable    1,111,424    1,111,424      753,195      753,195
                                ----------------------------------------------------

                                $123,530,473 $124,390,292 $ 96,424,013 $ 98,156,008
                                ====================================================

Financial liabilities
    Deposits                    $114,724,869 $114,423,000 $ 88,943,560 $ 89,259,000
    Accrued interest payable
                                     320,486      320,486      259,603      259,603
                                ----------------------------------------------------

                                $115,045,355 $114,743,486 $ 89,203,163 $ 89,518,603
                                ====================================================

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Federal Funds Sold, Accrued Interest Receivable,
and Accrued Interest Payable
--------------------------------------------------------------------------------

The fair value is equal to the current carrying value.

Investment Securities
---------------------

The fair value of securities held to maturity is equal to the available quoted market price. If no quoted market price is available, fair values are estimated using the quoted market price for similar securities.

The fair value of securities available for sale is equal to the current carrying value.

Loans and Deposits
------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair value for time deposits are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
----------------------------------------------------------

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value,
represented  by  the  net  deferred  fee  arising  from  the   unrecognized
commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in
Note 12.

16.   PARENT COMPANY

                             CONDENSED BALANCE SHEET

                                                               December 31,
                                                             1996         1995
                                                          -----------  -----------
ASSETS
    Cash on deposit in subsidiary bank                   $   165,835  $    10,024
    Investment in bank subsidiary                         12,539,063    9,019,643
    Other assets                                               2,774        2,630
                                                          -----------  -----------

         TOTAL ASSETS                                    $12,707,672    9,032,297
                                                          ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
    Accounts payable                                     $    76,674  $         -
    Stockholders' equity                                  12,630,998    9,032,297
                                                          -----------  -----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $12,707,672    9,032,297
                                                          ===========  ===========

                          CONDENSED STATEMENT OF INCOME

                                                          Year Ended December 31,
                                                             1996         1995
                                                          -----------  -----------
INCOME
    Dividends from subsidiary                             $ 325,744   $   359,640

EXPENSES                                                      8,159         7,310
                                                          -----------  -----------
Income before income taxes and equity in undistributed
  earnings of subsidiary                                    317,585       352,330
Income tax benefit
                                                             (2,774)      (2,486)
                                                          -----------  -----------

Income before equity in undistributed earnings in
  subsidiary                                                3 20,359     354,816
Equity in undistributed earnings in subsidiary               660,957     816,786
                                                          -----------  -----------

NET INCOME                                                 $ 981,316  $1,171,602
                                                          ===========  ===========


                        CONDENSED STATEMENT OF CASH FLOWS

                                                          Year Ended December 31,
                                                             1996         1995
                                                          -----------  -----------

OPERATING ACTIVITIES
    Net income                                             $  981,316  $ 1,171,602
    Adjustments to reconcile net income to net
      cash provided by operating activities:
         Equity in undistributed earnings of subsidiary      (660,957)    (816,786)
         Amortization                                               -        3,097
         Other, net                                            76,530        3,332
                                                          -----------  -----------
           Net cash provided by operating activities          396,889      361,245
                                                          -----------  -----------

INVESTING ACTIVITIES
    Investment in subsidiary                               (2,800,000)           -
                                                          -----------  -----------
           Net cash used for investing activities          (2,800,000)           -
                                                          -----------  -----------

FINANCING ACTIVITIES
    Proceeds from sale of common stock, net of cost         2,902,578            -
    Cash dividends paid                                      (343,656)    (359,640)
                                                          -----------  -----------
           Net cash provided by (used for) financing
             activities                                     2,558,922     (359,640)
                                                          -----------  -----------

           Increase in cash                                   155,811        1,605

 CASH AT BEGINNING OF YEAR                                     10,024        8,419
                                                          -----------  -----------

CASH AT END OF YEAR                                        $  165,835  $    10,024
                                                          ===========  ===========

                      REPORT OF INDEPENDENT AUDITORS
                      ------------------------------




Board of Directors and Stockholders
Emclaire Financial Corp.

We have audited the consolidated balance sheet of Emclaire Financial Corp. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As explained in the notes to the consolidated financial statements, effective January 1, 1995, the Company changed its method of accounting for impaired loans and the related allowance for loan losses.





/s/S. R. Snodgrass, A.C.
S. R. Snodgrass, A.C.
Wexford, PA
February  28, 1997

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Emclaire Financial Corp. ("Company") is the parent holding company for the Farmers National Bank of Emlenton ("Bank"). The following discussion and analysis is intended to provide information about the financial condition and results of operation of the Company and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this annual report.

Certain information presented in this discussion and analysis and other statements concerning future performance, developments or events, and expectations for growth and market forecasts constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations, changes in local or national economic conditions, and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

                               [GRAPHIC OMITTED]

                             [Amounts in Thousands]

                       1992         1993        1994        1995         1996
                       ----         ----        ----        ----         ----
Assets                 91,520       94,774      96,714      98,599      128,002


OVERVIEW

During 1996, the Company took advantage of several opportunities to expand its branch network. The Company through its bank subsidiary commenced operations at two start-up branch offices, Bon Aire Plaza in Butler, and Route 338 in Knox; and purchased a third office with deposits totaling $14.1 million, also located in Knox, from another commercial bank. These additions increased the number of branch offices to seven, and contributed greatly to the 29.82% and 28.99% increases in total assets and total deposits, respectively. In addition, this growth expanded the Company's market area into central Butler county, while increasing its market share in western Clarion county.

As part of the branch expansion, the Company also upgraded its data processing capabilities by installing a wide area network throughout its branch system, to replace the previous dedicated terminal system; and a teller platform system was installed. In addition, software was installed for loan originations and deposit account openings.

To support the growth experienced during 1996, in December, the Company completed the sale of 230,800 shares of common stock, resulting in net proceeds of $2.9 million, of which $2.8 million was directly contributed to the Bank in the form of additional paid in capital. Prior to the stock sale, the Company effected a four-for-one split of its common stock, in June 1996.

Interest rates in 1996 remained relatively stable after declining early in the year. This relatively low level of interest rates combined with the increase in lower yielding earning assets, principally investment securities purchased with proceeds from the branch purchase, resulted in a decline in the total and net yields on earning assets.

RESULTS OF OPERATIONS

Summary

As a result of the costs incurred and capital investment made in the expansion and data processing projects, net income for the year ended December 31, 1996 declined 16.30% to $981,000 or $1.21 per share, from $1,172,000 or $1.47 per share reported in 1995, after giving effect for the four-for-one stock split declared in June 1996.

While it is expected the new branch operations will eventually contribute to the future earnings of the Company, their short-term impact resulted in additional overhead and operating costs. In addition to the costs associated with the new offices, the Company hired, promoted or transferred additional personnel to staff newly created positions within the Company. These positions included a chief financial officer, consumer loan manager, manager of human resources and assistant marketing director. In addition, several persons were hired as loan officers or management trainees at existing branch offices.

Total other operating expenses for the Company increased 20.99% to $3.6 million in 1996 as compared to $3.0 million in 1995. This increase in other operating costs exceeded the increase in net interest income which rose $295,000 or 6.61% due principally to the increase in earning assets, particularly investment securities.

Earnings per share for 1996 decreased 17.69% to $1.21 from $1.47 in 1995, due to the decrease in net income, combined with additional weighted shares outstanding due to the sale of 230,800 shares of common stock which was completed in December 1996.

Net interest income

The Company's net interest income on a tax equivalent basis increased $278,000 or 6.10% to $4.8 million in 1996, due to an increase of $644,000 or 8.54% in interest income on a tax equivalent basis, which totaled $8.2 million for 1996 as compared to $7.5 million in 1995. This increase in interest income more than offset the $366,000 or 12.26% increase in interest expense.

The increase in interest income in 1996, resulted primarily from an increase of $845,000 or 81.72% in earnings on taxable investment securities, due to an increase in the average outstanding balance of these securities, which rose to $30.8 million for the year. This 62.81% increase in taxable investment securities was funded by deposit growth. In addition, the yield on taxable investment securities increased 11.72% to 6.10% in 1996 as compared to 5.46% in 1995. This increase was the result of the combination of changing the mix of securities held by increasing investments in corporate debt, slightly extending the maturities of securities purchased, and a slight, temporary upturn in rates experienced in May and June when a number of investment purchases were executed.

The increase in taxable security interest income more than offset declines in earnings in tax exempt investment securities and loans which decreased $41,000 or 16.08% and $198,000 or 3.27%, respectively, on a tax equivalent basis. The decline in earnings on tax exempt securities resulted from maturities in this portfolio being replaced with securities offering a lower yield due to the general decline in interest rates. Management endeavors to maintain a portion of the investment portfolio in tax exempt securities to support debt issues by local governmental entities and as part of the overall tax planning strategy.

Interest income on loans on a tax equivalent basis declined $198,000 or 3.27% to $5.9 million during 1996 as compared to $6.1 million in 1995. The decrease is due principally, to the lower interest rates experienced during 1996, resulting in a yield of 9.09% for the year as compared to 9.35% in 1995. The average balance of the loan portfolio for 1996 of $64.4 million remained virtually unchanged from $64.7 million in 1995. While the average balance at December 31, 1996 approximates that at December 31, 1995, the ending balance at December 31, 1996 of $68.4, as compared to $64.3 at December 31, 1995, indicates an increase in loan demand that should result in an increase in loan interest income in 1997. While this recent increase in loan demand is promising, future loan demand is subject to a number of factors, including general economic conditions, competition and interest rates.

The combination of flat interest rates, and the increase in investable funds, which were placed in the lower yielding investment portfolio, resulted in a decline in the yield on earning assets which decreased 3.65% to 7.93% for 1996 as compared to 8.23% in 1995.

Interest expense increased $366,000 or 12.26% to $3.4 million for 1996, from $3.0 million in 1995, due to the increase in the average volume of interest-bearing liabilities which increased $9.7 million during 1996, to $84.9 million. The average volume of time deposits increased $6.8 million or 20.29% during 1996, resulting in an increase in the related interest expense of $333,000 or 18.87%. In addition, in May 1996, in anticipation of the purchase of the branch office in Knox, a short-term borrowing totaling $4.0 million from the Federal Home Loan Bank was incurred and used for the purchase of taxable investment securities.

The cost of interest bearing liabilities decreased slightly to 3.95% for 1996 as compared to 3.97% for 1995, due to the slight decrease in interest rates experienced early in 1996.

As a result of the decline in the yield on total earning assets, the net yield on earning assets decreased 5.84% to 4.68% for 1996 as compared to 4.97% in 1995.

The following tables set forth for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate paid, net interest income and the net yield on interest-earning assets (dollars in thousands):

                AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS

                                                                   1996                                       1995
                                                    ---------------------------------------  ---------------------------------------
                                                      Average                    Yield/        Average                     Yield/
                                                      Balance    Interest (2)   Rate (2)       Balance      Interest      Rate (2)
                                                    ------------ ------------- ------------  ------------- ------------ ------------
ASSETS
Interest-earning assets
     Investment securities
        Taxable                                     $   30,810     $    1,879       6.10%      $   18,924   $    1,034       5.46%
        Exempt from federal income tax                   3,644            214       5.87            4,588          255       5.56
     Interest bearing deposits in other banks               37              2       5.41               38            2       5.26
     Loans  (1)(3)                                      64,414          5,853       9.09           64,701        6,051       9.35
     Federal funds sold                                  4,348            236       5.43            3,408          198       5.81
                                                    ------------ -------------               ------------- ------------  -----------
     Total interest-earning assets                     103,253          8,184       7.93           91,659        7,540       8.23
                                                                 -------------
Noninterest-earning assets
     Cash and due from banks                             3,638                                      3,226
     Allowance for loan losses                            (714)                                      (680)
     Other assets                                        4,101                                      3,188
                                                    ------------                             -------------
        Total assets                                $  110,278                                 $   97,393
                                                    ============                             =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
    NOW accounts                                    $    12,966              267    2.06%      $   12,217          272       2.23%
    Money market accounts                                16,921              544    3.21           16,793          554       3.30
    Savings deposits                                     13,543              373    2.75           12,600          385       3.06
    Time deposits                                        40,266            2,098    5.21           33,473        1,765       5.27
    Obligation under capital lease                          124                7    5.65              162           10       6.17
    Borrowed funds                                        1,128               63    5.59                -                       -
                                                    ------------ -------------               ------------- ------------  -----------
     Total interest-bearing liabilities                  84,948            3,352    3.95          75,245         2,986       3.97
                                                                   -------------                           ------------
Noninterest-bearing liabilities
     Demand deposits                                     15,257                                   13,080
     Other liabilities                                      584                                      431
     Capital                                              9,499                                    8,637
                                                    ------------                             -------------
        Total liabilities and stockholders'
              equity                                 $  110,288                                $  97,393
                                                     ============                             =============
        Net interest income and net yield on
              interest-earning assets                              $       4,832                            $     4,554
                                                                 ===============                           ============

(1)  - Interest on loans includes fee income.
(2) - Tax exempt income on loans and investment securities and the related yields are computed on a tax equivalent basis computed using the federal statutory rate of 34%.
(3) - Nonaccrual loans included.

Changes in net interest income are attributable to three factors: 1) a change in the volume of an interest-earning asset or interest-bearing liability, 2) a change in interest rates, or 3) a change attributable to a combination of changes in volume and rate. The following table sets forth certain information regarding changes in interest income, on a tax-equivalent basis, and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to 1) changes in volume (changes in volume multiplied by the old interest rate); and 2) changes in rates (changes in interest rates multiplied by the old average volume. Changes attributable to a combination of changes in volume and rate are proportionately allocated to changes in volume and changes in rate. (in thousands)

                                     ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                           1996 Change from 1995     1995 Change from 1994
                                        --------------------------- -------------------------
                                          Total    Change due to     Total   Change due to
                                          Change   Volume    Rate    Change   Volume    Rate
                                        -------- ---------  -------  ------   ------- -------
 INTEREST INCOME ON:
     Taxable investment securities        $ 845      712      133       99       (7)     106
     Non-taxable investments                (41)     (54)      13      (53)     (59)       6
     Interest bearing deposits in other
        banks                                --       --       --        1        1       --
     Loans                                 (198)     (31)    (167)     541      289      252
     Federal funds sold                      38       52      (14)      83       22       61
                                          -----    -----    -----    -----    -----    -----
        Total interest income               644      679      (35)     671      246      425
                                          -----    -----    -----    -----    -----    -----
INTEREST EXPENSE ON:
     NOW accounts                            (5)      17      (22)      (5)      (8)       3
     Money market accounts                  (10)       5      (15)      41
     Savings deposits                       (12)      29      (41)       4
     Time deposits                          333      353      (20)     471      150      321
     Obligation under capital lease          (3)      (2)      (1)       3        7
     Borrowed funds                          63       63     --       --         --       --
                                          -----    -----    -----    -----    -----    -----
        Total interest expense              366      465      (99)     413       48      365
                                          -----    -----    -----    -----    -----    -----
NET INTEREST INCOME                       $ 278      214       64      258      198       60
                                          =====    =====    =====    =====    =====    =====


Provision for loan losses

The provision for loan losses of $120,000 for the year ended December 31, 1996 represented a 16.08% decrease from the $143,000 provided in 1995. Management makes periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risk inherent in the loan portfolio. See "Loan Quality" for additional discussion of the allowance for loan losses. The following table presents a summary of loan losses by loan type and changes in the allowance for loan losses for the two years ended December 31, 1996 (dollars in thousands):

                                                     Year Ended December 31,
                                                  -----------------------------
                                                         1996     1995
                                                       --------  -------

Total loans outstanding                               $ 68,428  $ 64,322
                                                        ======    ======
Average loans outstanding                               64,414    64,701
                                                        ======    ======

Allowance for loan losses at
     beginning of year                                $    687  $    688
Provision charged to expense                               120       143
Charge-offs:
     Commercial and industrial                              11        10
     Real estate                                             1        55
     Consumer                                              109       140
                                                        ------    ------
        Total                                              121       205
                                                        ------    ------
Recoveries:
     Commercial and industrial                               1         6
     Real estate                                             1        30
     Consumer                                               45        25
                                                        ------    ------
        Total                                               47        61
                                                        ------    ------
     Net charge-offs                                        74       144
                                                        ------    ------

Allowance for loan losses at end of period            $    733  $    687
                                                        ======    ======

Allowance for loan losses as a percent of total loans     1.07%     1.07%
Net charge-offs as a percent of average loans              .11%      .22%


Other operating income

Other operating income which is comprised principally of fees and charges on customer deposit accounts increased $38,000 or 9.77% to $427,000 in 1996 from $389,000 in 1995. Service charges on customer accounts increased $48,000 or
16.22 %, due to the increase in the volume and number of deposit accounts. Other income decreased $9,000 during the same period due primarily to a decline in fees recognized for the issuance of letters of credit, which fell $4,000.

Other operating expense

Other operating expense increased $631,000 or 20.99% to $3.6 million in 1996 as compared to $3.0 million in 1995. This increase is largely attributed to the costs associated with the establishment, staffing and operation of the branch offices added in 1996, which totaled approximately $475,000. The hiring of personnel not assigned to the new branch office operations and the installation of the computer network system increased total other operating expense approximately $125,000.

Salaries and employee benefits for 1996 totaled $1.9 million, an increase of $359,000 or 23.23% from $1.5 million reported in 1995. Of this total increase, approximately $252,000 represented costs associated with new employees added during 1996, including those at the new branch offices, and $177,000 represents normal recurring employee cost increases for such things as salaries and hospitalization insurance. Increased employee costs in 1996 were offset by a reduction in a discretionary bonus paid to employees and officers, based upon the Bank meeting certain earnings goals, which was reduced by approximately $70,000 or 49.94% from that paid in 1995.

Occupancy and equipment expenses increased $137,000 or 34.94% in 1996. Of this increase, $119,000 is due to additional costs related to the operation of the new branch offices, the addition of automatic teller machines at two existing offices and an off-site location, and depreciation costs associated with the wide area network and teller terminal projects. The remaining $17,000 represents normal costs for improvements, repairs and maintenance, along with periodic increases in maintenance contracts and service agreements.

Other expense for 1996 totaled $1.2 million, a $136,000 or 12.72% increase from the $1.1 million reported in 1995. Costs associated with the additional branch offices primarily accounted for this increase. Telephone, office supplies and postage increased $43,000, $81,000 and $4,000, respectively. Amortization of intangible assets increased approximately $38,000 due to the purchase of the Knox branch office. With the installation of the ATM's, previously discussed, costs associated with participating in the MAC(R) network increased $53,000 or 50.79% in 1996. The increase in other costs was lessened somewhat by the reduction in deposit insurance premiums, which decreased approximately $99,000 from 1995.

Certain other expenses incurred in 1996, are considered to be non recurring, including costs associated with the opening of the branch offices for such things as professional and regulatory fees, data processing conversion and free checks provided to deposit customers acquired in the branch purchased, totaled approximately $ 32,000 in 1996. While these costs are not expected to be repeated in 1997, management anticipates recurring costs associated with the new branch offices and computer network to increase total other operating costs an additional $568,000 in 1997. This increase reflects the timing of the branch openings, which occurred in the second and third quarters of 1996, while the computer network became operational during the fourth quarter of 1996.

Management has begun an assessment of the current data processing operation, including the space occupied by the data processing and bookkeeping departments located at the Emlenton office. The branch expansion in 1996 consumed a sizable portion of the available data processing capacity. In assessing future data processing needs, management is considering the possibility of building a separate facility to house the data processing and bookkeeping operations. A lot acquired in Emlenton and used for employee parking is being considered as the site of this possible data processing center. Should this site be constructed, it is expected future occupancy and equipment costs would increase for such items as depreciation, maintenance and utilities. However, at this time a detailed estimate of these costs has not been developed.

Income Tax Expense

Income tax expense decreased $85,000 or 16.31% during 1996 when compared to 1995, due to the 16.26% decline in income before income taxes.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1996 AND DECEMBER 31, 1995

Total assets at December 31, 1996, amounted to $128.0 million, an increase of $29.4 million or 29.82%, over total assets at December 31, 1995. The increase was due principally to funds received in the purchase of the Knox branch office, combined with funds obtained through the other branch offices, and the completion of the stock offering resulting in net proceeds of $2.9 million. These funds were used for the purchase of investment securities and the funding of loans.

Investment Securities

Total investment securities increased $20.1 million or 76.33% to $46.5 million at December 31, 1996. This increase was in the available for sale classification which increased $26.1 million to $36.2 million, as all investment purchases made during 1996 were classified as available for sale. Held to maturity investment securities fell $6.0 million to $10.3 million during 1996, due to funds from maturities being reinvested in the available for sale classification. While this increase in available for sale securities does not indicate a fundamental change from management's past investment practices, it does allow the investment portfolio to be used as a tool to provide additional liquidity beyond that of normal principal and interest payments. Information detailing the book value of the investment portfolio by security type and classification is presented in
Note 3 to the audited consolidated financial statements.

                                [GRAPH OMITTED]

                             [Amounts in Thousands]

    Investments         1992         1993        1994        1995         1996
    -----------         ----         ----        ----        ----         ----

Available for sale         --           --          --      10,111       36,208
Held to maturity       18,795       23,180      25,436      16,250       10,275


Loans

Loans receivable at December 31, 1996 totaled $68.4 million, an increase of $4.1 million or 6.38% from 1995. Of this increase, $3.3 million was realized during the fourth quarter of 1996. During the first six months of 1996, total loans decreased $876,000 from December 1995, as a result of a soft loan market. The opening of the three additional offices during the second and third quarters of 1996, served to increase loan demand, with $3.4 million of the total increase in loans originating from these three offices. The
                                       26
following table presents the composition of the loan portfolio and the percentage of loans by type at December 31, 1996 and 1995 (dollars in thousands):

                                [GRAPH OMITTED]

                                 [In Thousands]

                        1992         1993        1994        1995         1996
                        ----         ----        ----        ----         ----
Loans

                       60,365       61,378      64,086      64,322       68,428


                                                                     December 31,
                                               ----------------------------------------------------------
                                                          1996                          1995
                                               ----------------------------  ----------------------------
                                                              % of Loans                     % of Loans
                                                                  to                             to
                                                 Amount       Total Loans      Amount       Total Loans
                                               ------------  --------------  ------------   -------------
Commercial and industrial                         10,390          15.18%         9,647        15.00%

Commercial and multi-family real estate           11,400          16.66         10,969        17.05

1 - 4 Family real estate                          34,251          50.06         31,196        48.50

Consumer                                          12,387          18.10         12,510        19.45

                                              ------------  --------------  ------------   -------------

        Total loans                               68,428         100.00%        64,322       100.00%
                                                             ==============                 =============

Less: allowance for loan losses                      733                           687
                                               ------------                  ------------

        Net loans                               $ 67,695                     $  63,635
                                               ============                  ============



Loan Quality

Loans are continually monitored by management and the Board of Directors. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful; but not longer than 90 days past due for non-real estate loans and 120 days past due for loans secured by real estate. Interest accrued and unpaid at the time the account is placed on nonaccrual status is generally charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income based upon management's assessment of the collectibility of the account. At December 31, 1996, the Bank had $111,000 in loans greater than 90 days past due and still accruing interest, and $778,000 in loans on nonaccrual status.

Of the nonaccrual and nonperforming loans, $743,000 in principal amounts of loans to a single customer were classified as impaired loans. Under SFAS No. 114, a loan is considered to be impaired when, based on current information, it is probable the Company will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreement. These impaired loans consist of six commercial and commercial real estate loans to one borrower. The loans are secured by real estate and vehicles. During 1996, the borrower sought bankruptcy protection under Chapter 11. However, the borrower has yet to file a plan of reorganization. While management believes the Company is adequately secured by the underlying collateral, the lack of a plan of reorganization and the number of unsecured creditors, is likely to cause a delay of time before a plan of reorganization can be adopted and implemented.

As part of management's ongoing assessment of its loan portfolio, $80,000 of the allowance for loan losses at December 31, 1996 had been allocated for these loans. The following table sets forth non-performing loans at December 31, 1996 and 1995 along with nonaccrual loan interest data for 1996 (in thousands):


                                                                     December 31,
                                                              ---------------------------
                                                                 1996           1995
                                                              ------------   ------------

Loans past due 90 days or more and
     accruing                                                  $    111       $      77
Nonaccrual loans                                                    778            194
                                                              ------------   ------------

     Non performing loans                                      $    889            271
                                                              ============   ============

Non-performing loans to total loas                                 1.30%           .42%
Allowance for loan losses to non-
     performing loans                                             82.45%        253.51%
Non-performing loans to total assets                                .69%           .27%

Nonaccrual loan interest data:
     Interest computed on original terms                       $      92
                                                              ============
     Interest recognized in income                             $      14
                                                              ============

At December 31, 1996, no real estate or other assets were held as foreclosed or repossessed property. In addition, based upon the ongoing quarterly review and assessment of credit quality management is not aware of any trends or uncertainties related to any accounts which might have a material adverse effect on future earnings, liquidity, or capital resources.

Based upon the results of the quarterly internal loan review process, and considering the trend of past loan losses and recoveries, as well as, the current risk elements in the loan portfolio, management believes the allowance for loan losses at December 31, 1996 is adequate. The following table presents management's estimate of the allocation of the allowance for loan losses among the loan categories, along with the percentage of loans in each category to total loans (dollars in thousands):

                                                                        December 31,
                                               ----------------------------------------------------------------
                                                            1996                             1995
                                               -------------------------------  -------------------------------
                                                                 % of Loans                       % of Loans
                                                                     to                               to
                                                  Amount        Total Loans        Amount         Total Loans

                                               --------------  ---------------  --------------   --------------

Commercial and industrial                      $         106           15.18%   $         158           15.00%
Commercial & multi-family real estate                    158           16.66               87           17.05
1-4 family real estate                                    13           50.06               33           48.50
Consumer                                                 106           18.10              113           19.45
Unallocated                                              350               -              296               -
                                               --------------  ---------------  --------------   --------------
                                               $         733          100.00%   $         687          100.00%
                                               ==============  ===============  ==============   ==============

Deposits

Total deposits of $114.7 million at December 31, 1996 represented an increase of $25.8 million or 28.99% from December 31, 1995. The increase in deposits is principally related to the branch offices opened or acquired in 1996.

See also, "Average Balance Sheets and Net Interest Analysis" for information related to the average amount and average interest rate paid on deposit accounts during 1996 and 1995. The following table presents a maturity schedule for time deposits of $100,000 and over at December 31, 1996 (dollars in thousands):

                                [GRAPH OMITTED]

                             [Amounts in Thousands]

                        1992         1993        1994        1995         1996
                        ----         ----        ----        ----         ----
Deposits               84,014       86,996      87,986      88,944      114,725



                                                          Certificates
   Maturity Period                                        of Deposit
-----------------------------------------------           ---------------

Within ninety days                                        $   1,138

Three Months to  one year                                     2,025

Greater than one year                                         1,420
                                                          ---------

     Total                                                $   4,583
                                                          =========

Stockholders' Equity

Stockholders' equity increased $3.6 million or 39.84% during 1996 to $12.6 million. This increase was the result of the net proceeds of the stock offering of approximately $2.9 million combined with net retained income of $637,000.

                                [GRAPH OMITTED]

                             [Amounts in Thousands]

                        1992         1993        1994        1995         1996
                        ----         ----        ----        ----         ----
Equity                 6,654        7,397       8,155       9,032       12,631

Asset/Liability Management

One of the principal functions of the Company's asset/liability management program is to monitor the level to which the balance sheet is subject to interest rate risk. The goal of this program is to manage the relationship between interest-earning assets and interest-bearing liabilities to minimize the fluctuations in the net interest spread and achieve consistent growth in net interest income during periods of changing interest rates.

Interest rate sensitivity is the relationship of differences in the amounts and repricing dates of interest-earning assets and interest-bearing liabilities. These differences, or interest rate repricing "gap", provide an indication to the extent to which net interest income could be effected by changes in interest rates. During a period of rising interest rates a positive gap (a point where interest-earning assets are greater than interest-bearing liabilities) is desirable. A falling interest rate environment would favor a negative gap position (a point where interest-earning assets are less than interest-bearing liabilities). However, not all assets and liabilities with similar maturities and repricing opportunities will reprice at the same time or to the same degree. As a result, the Company's gap position does not necessarily predict the impact on net interest income given a change in interest rate levels.

The following table sets forth the Company's gap position for December 31, 1996 based upon contractual repricing opportunities or maturities, with variable rate products measured to the date of the next repricing opportunity as opposed to contractual maturities. Fixed rate products are measured to contractual maturity considering scheduled payment amortization for fixed rate loans (dollars in thousands):

                                                                           At December 31, 1996
                                              -------------------------------------------------------------------------------
                                                            0-90     91 Days -    1 - 3       3 - 5      5 - 10      Over
                                               Balance      Days       1 Year     Years       Years      Years     10 Years
                                              ---------- ----------- ---------- ----------- ---------- ----------- ----------
ASSETS
Interest bearing deposits                     $       30 $       30  $        - $         - $        - $         -
Federal funds sold                                 3,500       3,500
Investment securities (2)                         45,890       2,193      7,752      18,687     17,044         214          -
Loans (1)                                         68,428      21,078      6,774      12,481      8,507      13,458      6,130
                                              ---------- ----------- ---------- ----------- ---------- ----------- ----------
Total earning assets                             117,848      26,801     14,526      31,168     25,551      13,672      6,130
                                              ---------- ----------- ---------- ----------- ---------- ----------- ----------
LIABILITIES
Interest bearing demand                           15,784      15,784          -           -          -           -          -
Savings                                           14,168      14,168          -           -          -           -          -
Money market funds                                19,059      19,059          -           -          -           -          -
Certificates greater than $100,000                 4,583       1,138      2,025       1,252        168           -          -
Other time deposits                               43,481       9,398     18,401      12,007      3,561         114          -


Capital lease obligation                             104          10         31          63          -           -          -
                                              ---------- ----------- ---------- ----------- ---------- ----------- ----------
     Total interest bearing liabilities           97,179      59,557     20,457      13,322      3,729         114          -
                                              ---------- ----------- ---------- ----------- ---------- ----------- ----------

Interest rate sensitivity gap                     20,669     (32,756)    (5,931)     17,846     21,822      13,558      6,130
Cumulative interest rate sensitivity gap                     (32,756)    (38,687)   (20,841)       981      14,539     20,669
Rate sensitive assets/rate sensitive liabilities               45.00%      71.01%    233.96%    685.20%     11,933%       N/A

Interest rate sensitivity gap/total assets                    (25.59)%     (4.63)%    13.94%     17.05%      10.59%      4.79%
Cumulative rate sensitivity gap/total assets                  (25.59)%    (30.22)%  (16.28)%       .77%      11.36%     16.15%

(1)  Includes nonaccrual loans.
(2) Includes debt securities available for sale at amortized cost. Excludes Federal Reserve and FHLB stock.

Liquidity

Liquidity represents the Company's ability to meet normal cash flow requirements of its customers for the funding of loans and repayment of deposits. Liquidity is generally derived from the repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and on a monthly basis incorporates liquidity management into its asset/liability program.

Operating activities, as presented in the statement of cash flows in the accompanying financial statements presented elsewhere herein, provided $959,000 in cash during 1996, generated principally from net income, as compared to the $1,895,000 provided during 1995. The primary reasons for the decrease during 1996 was the increase of accrued interest receivable due to the increase in investment securities which generally pay interest semi-annually, and the decline in net income.

Investing activities consist primarily of loan originations and repayments, and investment purchases and maturities. These activities used $12.5 million in funds during 1996, principally for the purchase of investment securities which totaled $29.3 million and the net funding of loans which totaled $4.2 million for the year. These cash outlays exceeded funds received in the purchase of the Knox branch office which totaled $12.7 million, and $9.0 million of investment repayments and maturities. For 1995, investing activities used $1.3 million, resulting from $7.6 million in investment securities purchases, which were principally funded by $6.5 million in investment maturities. Financing activities consist of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends, and for 1996, the sale of common stock. During 1996, financing activities yielded $11.6 million in funds, derived from an increase in deposit accounts, exclusive of the funds acquired in the branch purchase. In addition, the sale of common stock provided net proceeds of approximately $2.9 million. During 1995, financing provided $561,000 derived from a net increase in deposits of $957,000 which exceeded the payment of dividends.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, the Company has access to funds from other sources if a need for additional funds would arise. There are available lines of credit through the FHLB, along with a federal funds line of credit available through the Bank's primary correspondent bank. In addition, the Bank has access to funds through the discount window at the Federal Reserve Bank. During 1996, the Company used short-term borrowings to fund investment purchases made in anticipation of the purchase of the Knox branch office. Information detailing the average volume of these borrowings is presented in Note 11 of the accompanying consolidated financial statements. The Company also has a ready source of funds through the available-for-sale component of the investment securities portfolio. The following table presents the amortized cost of the investment portfolio, the weighted average yield and maturities at December 31, 1996 (dollars in thousands):


Available for Sale                                         After 1 Year   After 5 Years
                                              Within          Within          Within          After
                                              1 Year          5 Years        10 Years       10 Years         Total
                                           -----------------------------------------------------------------------------

U. S. Treasury                             $       5,053   $      12,484  $            -  $           -  $       17,537
U. S. Government Agency                            1,000           5,002               -              -           6,002
Obligations of states and political
     subdivisions                                      -           1,705             215              -           1,920
Corporate                                              -          10,157               -              -          10,157
                                           --------------  -------------- --------------- -------------- ---------------
        Total                                      6,053          29,348             215              -          35,616
                                           ==============  ============== =============== ============== ===============

        Yield                                       5.66%           6.32%           4.55%           N/A            6.20%

Held to Maturity
U. S. Treasury                                     1,004           1,008               -              -           2,012
Obligations of states and political
     subdivisions                                  1,740           1,390               -              -           3,130
Corporate                                            504           3,024               -              -           3,528
Mortgage-backed securities                             -             960               -            645           1,605
                                           --------------  -------------- --------------- -------------- ---------------

        Total                              $       3,248   $       6,382  $            -  $         645  $       10,275
                                           ==============  ============== =============== ============== ===============

        Yield                                       4.64%           5.62%             N/A          7.60%           5.43%

                                       31

The following table presents the maturity distribution and interest rate sensitivity of commercial and industrial loans, and commercial and multi-family real estate loans at December 31, 1996 (dollars in thousands):



                                                             After 1 Year
                                               Within            Within
                                               1 Year           5 Years       After 5 Years       Total
                                           --------------------------------------------------  ------------

Commercial and industrial                  $       6,498     $       3,414    $         478    $   10,390
Commercial and multi-family real estate              417             1,444            9,539        11,400
                                           ---------------   ---------------  ---------------  ------------
                                           $        6,915    $        4,858   $       10,017   $    21,790
                                           ===============   ===============  ===============  ============

Predetermined interest rates               $          636    $        4,123   $        4,070   $     8,829
Floating interest rates                             6,279               735            5,947        12,961
                                           ---------------   ---------------  ---------------  ------------
                                           $        6,915    $        4,858   $       10,017   $    21,790
                                           ===============   ===============  ===============  ============


Generally, commercial loans with maturities of one year or less consist of funds drawn on commercial lines of credit, short-term notes written with maturities of ninety days to six months, and demand notes written without alternative maturity schedules. All lines of credit and demand loans are subject to annual review where the account may be approved for up to one year. Short-term notes are generally permitted two renewals, prior to being placed on a fixed repayment schedule.

The Company anticipates it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan fundings. At December 31, 1996, loan and letter of credit commitments totaled $7.9 million. Many of these commitments are in the form of lines of credit and letters of credit which are available for use by the borrower, but are generally not drawn on. Certificates of deposit scheduled to mature in one year or less totaled $30.9 million at December 31, 1996.

Capital Resources

Capital adequacy is the ability of the Company to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. Management continually monitors these capital requirements and believes the Company to be in compliance with these regulations at December 31, 1996.

The Bank's regulatory capital position at December 31, 1996, as compared to the minimum regulatory capital requirements imposed on the Bank by banking regulators at that date is presented in Note 13 of the accompanying financial statements. Management is not aware of any actions contemplated by banking regulators which would result in the Bank being in non-compliance with any of the above requirements.

Impact of Inflation and Changing Prices

The financial statements of the Company and the notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting standards, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations.
Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of recent accounting pronouncements

In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS No. 125). This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of SFAS No. 125 are effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending, and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, an Amendment of FASB Statement No. 125".

In March 1997,  the FASB issued SFAS No.  128,  "Earnings  per Share"  (SFAS No.
128). This statement, which replaces Accounting Principles Board Statement No. 15, is intended to simplify the computation of earnings per share ("EPS") by replacing the presentation of primary EPS with a presentation of basic EPS. SFAS No. 128 requires dual presentation of basic and diluted EPS by entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of the entity, similar to fully diluted EPS. SFAS No. 128 is effective for periods ending after December 15, 1997.

In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure" (SFAS No. 129). This statement is intended to consolidate existing capital disclosure requirements, and contains no change in disclosure requirements for entities that were subject to the previously existing requirements. SFAS No. 129 is effective for periods ending after December 15, 1997.

The adoption of these statements is not expected to have a material impact on the Company's financial position or results of operation.

COMMON STOCK INFORMATION

Prior to December 1996, there was no established public trading market for the Company's common stock. In December 1996, the Company began trading its stock in the local over-the-counter market through the National Association of Securities Dealers OTC Electronic Bulletin Board. Price quotations for the fourth quarter of 1996, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following table summarizes the high and low prices and dividend information since January 1, 1995, after adjustment for the 4-for-1 stock split effected June 20, 1996. Prices are based upon information made available to the Company. Cash dividends are declared on a quarterly basis.

                                                        1996                                     1995
                                       ---------------------------------------  ---------------------------------------
                                                                   Dividend                                 Dividend
                                          High          Low        Declared        High          Low        Declared
                                       ------------ ------------ -------------  ------------ ------------  ------------

First Quarter                          $         -  $         -  $        .10   $         -  $         -   $       .10
Second Quarter                               11.25        11.25           .11             -            -           .10
Third Quarter                                    -            -           .11         10.50        10.50           .10
Fourth Quarter (1)                            13.50        13.00          .11             -            -           .15

(1) - Includes a $.05 special dividend declared in the fourth quarter of 1995.

At December 31, 1996, the Company had approximately 590 shareholders of record.

BOARD OF DIRECTORS


Ronald L. Ashbaugh
Retired President
Emclaire Financial Corp. and
Farmers National Bank

Dr. Clinton R. Coulter
Retired Medical Doctor

David L. Cox
President, Emclaire Financial Corp.
President, Farmers National Bank

Bernadette H. Crooks
Consultant - Crooks Clothing Store

George W. Freeman
Freeman's Tree Farm

Rodney C. Heeter
Heeter Lumber, Co.

Robert L. Hunter
Hunter Truck Sales and Service
Hunter Leasing

J. Michael King
Senior Partner
Lynn, King & Schreffler
Attorneys at Law

John B. Mason
H. B. Beels & Sons, Inc.

Elizabeth C. Smith
Retired
Former Owner-The Inn at Oakmont

The above listed persons are members of the Board of Directors of both the Company and the Bank.

EXECUTIVE OFFICERS

Emclaire Financial Corp.

David L. Cox
President and Chief Executive Officer

Ronald L. Larimore
Secretary

John J. Boczar, CPA
Treasurer

Farmers National Bank

David L. Cox
President and Chief Executive Officer

Ronald L. Larimore
Vice President /Cashier and Chief Operations Officer

John J. Boczar, CPA
Vice President and Chief Financial Officer

Robert W. Foust
Vice President and Branch Administrator

Other Officers

Edith M. Beckwith
Manager - Eau Claire

Ray  K. Cornelius
Manager - Collections

Scott B. Daum
Manager - Human Resources

Janice F. Dittman
Manager - Data Processing

Cindy L. Elder
Assistant Vice President
Manager - Emlenton

Allan I. Johnson
Manager - Knox

James W. LeVier
Assistant Vice President
Compliance Officer

Thomas E. McFadden
Assistant Vice President
Assistant Cashier

Troy J. Moore
Acting Manager - East Brady

Fred S. Port
Manager - Clarion

Joseph M. Sporer
Assistant Vice President
Manager - Consumer Loans

Robert A. Vernick
Assistant Vice President
Manager - Bon Aire

ANNUAL MEETING

The Annual Meeting of Shareholders of Emclaire Financial Corp. will be held at the Holiday Inn, I-80 and Rt. 68, Clarion Pennsylvania, on Wednesday, May 21, 1997 at 7:00 p.m.

ADDITIONAL FINANCIAL INFORMATION

A copy of Emclaire Financial Corp.'s Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be furnished, free of charge, upon written request to John J. Boczar, Treasurer, Drawer D, Emlenton, PA, 16373-0046.

The Annual Report and other Company reports are also filed electronically through the Electronic Data Gathering, Analysis, and Retrieval System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and forwarding of submissions to the Securities and Exchange Commission and is accessible to the public by using the Internet at http://www.sec.gov/edgarhp.htm.

TRANSFER AGENT

Emclaire Financial Corp.
612 Main Street
P.O. Drawer D
Emlenton, PA 16373
412/867-2311

INVESTOR INFORMATION

Emclaire Financial Corp. common stock is traded on the OTC Electronic Bulletin Board under the symbol "EMCF". The following companies act as market makers:

                                            Hopper Soliday & Co., Inc.
                                                 1703 Oregon Pike
                                                Lancaster, PA 17601
                                                  (800) 646-8647

                                             Elmer Powell & Co., Inc.
                                                  1100 Gulf Tower
                                               Pittsburgh, PA 15219
                                                  (412) 391-4594

                                            F. J. Morrissey & Co., Inc.
                                          1700 Market Street - Suite 1420
                                              Philadelphia, PA 19103
                                                  (215) 563-8500

                                                  Ryan Beck & Co.
                                                  80 Main Street
                                               West Orange, NJ 07052
                                                  (201) 325-3200


                          BRANCH OFFICE LOCATIONS

       Emlenton                  Eau Claire                      Clarion
   612 Main Street        207 S. Washington Street        Sixth & Wood Streets
  Emlenton, PA 16373        Eau Claire, PA 16030            Clarion, PA 16214
     412/867-2311               412/791-2591                  814/226-7523
      East Brady                   Butler                  Knox - 2 Locations
Broad & Brady Streets          Bon Aire Plaza                 Rt. 338 South
 East Brady, PA 16028      1101 North Main Street            Knox, PA 16232
     412/526-5793             Butler, PA 16003                814/797-2200
                                412/286-4666                       and
                                                          Main & State Streets
                                                             Knox, PA 16232
                                                              814/797-1136
                                       34