Form 10KSB40, Exhibit 13
period 1997-12-31
EMCLAIRE FINANCIAL CORP
filed 1998-03-31
CIK 858800

EXHIBIT 13

    Annual Report to Stockholders for the fiscal year ended December 31, 1997

The Cover

Located in Clarion and Forest counties along the Clarion River, Cook Forest consists of approximately 7,500 acres of natural forest land. The area that became known as Cook Forest was originally settled by John Cook in the late 1820s. The family operated lumber and boat businesses which under the guidance of Anthony Wayne Cook, grandson of John Cook, had procured timberlands as far away as Oregon and Washington by the early 1900s.

Cook Forest is the home to eastern white pine trees whose straight, resilient trunks were used as masts for British ships during the 1700's. During the early to mid-1800's, the lightweight and workable pine timber was prized by settlers. Though small sections of the forest were selectively logged in the 1800s and early 1900s, Anthony Wayne Cook and other family members preserved large areas of the forest. By 1911, the idea of creating a public park from the forest was presented to public officials.

In 1928, after years of political wrangling and private fund raising, Cook Forest became the first forest land acquired by the Commonwealth of Pennsylvania for the purpose of preserving a natural landmark. In 1969, the Forest Cathedral area was designated a National Natural Landmark by the National Park Service, U.S. Department of the Interior.

Photograph: Old-growth eastern white pine canopy photographed over the Forest Cathedral of The Cook
Forest from the top of an ancient eastern hemlock.

Acknowledgment: The photograph was reproduced from The Cook Forest: An Island in Time, photographed and written by Anthony E. Cook, grandson of Anthony
Wayne Cook.  The  photograph  and  excerpts  from The
Cook Forest: An Island in Time, are used courtesy of the author.

TABLE OF CONTENTS

President's letter                                       1
Selected Financial Data                                  2
Consolidated Financial Statements                        3-6
Notes to Consolidated Financial Statements               7-22
Report of Independent Auditors                           23
Management's Discussion and Analysis of
     Financial Condition and Results of Operations      24-35
Common Stock Information                                 35

Dear stockholders and friends:

The past year, 1997, has been dedicated to rebuilding income from the expansion experienced in 1996. We were able to take advantage of the new market opportunities in Knox and Butler to increase our customer relationships. Our loan portfolio increased by an impressive 26% and our deposits increased by 3%, giving our bank total loans and deposits, as of year end 1997, of $86.1 million and $117.7 million, respectively. Our loan to deposit ratio increased from 59% to 72% during 1997. This helped increase net interest income by 22% and offset certain costs associated with the previously mentioned expansion. Net income increased by 27% from $981 thousand in 1996 to $1,244 thousand in 1997, and our earnings per share remained at $1.15.

Although the year was dedicated to absorbing expansion costs, we do not believe in remaining status quo in the future. To this end, we decided to expand our data processing facility to prepare for the future of our Bank. In August we broke ground on a new data processing center in downtown Emlenton. When completed in April of 1998, this center will house our bookkeeping, proof, computer, and customer support departments. We also began plans for our eighth branch office to be located in the Clarion Mall and to be opened in March of 1998. With the opening of this office, we will provide expanded service to our customers in Clarion and also offer the convenience of our first MAC machine in Clarion. We are proud of our Bank and our efforts to expand our markets and philosophy of friendly community banking.

During 1997 we offered our customers the ability to access their checking accounts for purchases with the new debit card. We chose the MasterMoney(TM) card to enable our customers to make purchases at 14 million stores and other locations worldwide, wherever MasterCard(R) is accepted. My daughter, Amy, spent five months in Kenya, Africa, and she was able to access her checking account in Emlenton, Pennsylvania, to make purchases or to receive cash. The technology is available to make small community banks like ours competitive, and with the added personal hometown service we are able to provide, the future of community banks, such as ours, remains bright.

The effects of the 1996 stock sale and subsequent quoting of Emclaire common stock on the OTC Bulletin Board provided our shareholders additional liquidity for their shares in 1997. As many of our long-time shareholders are aware, our stock was very difficult to purchase in the past. Although it is still not traded on a daily basis, trading has been more active in 1997 than in past years. We were able to see trades in each quarter of 1997, and as of year end our stock price stood at $17.00 per share. We continue to pursue a more active market of our stock and we were able to increase the shares outstanding by paying a 5% stock dividend in December. Shareholders remain a driving force of the decisions of management and the Board of Directors.

During the final quarter of 1997, we revisited our strategic plan and developed the direction for our bank over the next five years. We believe that customer service and offering the right type of products are instrumental to our success in the future. We also feel our employees are key to making our Bank succeed. All employees are to be commended on the goals we have reached over the past year in loan and income growth. Looking towards the future, we also realize how important the problem of year 2000 becomes to our institution. We have started an aggressive program of addressing this problem and continue to proceed on an ongoing basis. The reputation and well being of our bank is at risk if we are not prepared for the change of the century, and we do not have the ability to push back the dead line of December 31, 1999. The Board of Directors and management are committed to have all systems performing before, during, and after January 1, 2000.

This year our annual meeting will be held May 20, 1998, at our new data processing center, beside the post office, in Emlenton. I would encourage all shareholders to attend, not only to express their views, but also to tour this new facility. We are holding the meeting at 7:00 p.m., and it affords you as shareholders the opportunity to meet and share in discussion with the Board of Directors, officers, and employees of your company.

Sincerely,


/s/David L. Cox
---------------
David L. Cox
President and Chief Executive Officer

EMCLAIRE FINANCIAL CORP.
Selected Financial Data

                                                                               Year Ended December 31,
                                                   ------------------------------------------------------------------------------
                                                       1997            1996            1995             1994            1993
                                                   -------------   -------------   --------------   -------------   -------------
SUMMARY OF EARNINGS
Interest income                                    $      9,523    $      8,098    $       7,437    $      6,751    $      6,772
Interest expense                                          3,727           3,352            2,986           2,573           2,651
                                                   -------------   -------------   --------------   -------------   -------------
Net interest income                                       5,796           4,746            4,451           4,178           4,121
Provision for loan losses                                   220             120              143             132             180
                                                   -------------   -------------   --------------   -------------   -------------
Net interest income after
   provision for loan losses                              5,576           4,626            4,308           4,046           3,941
Other income                                                596             427              389             384             301
Other expense                                             4,382           3,636            3,005           2,899           2,780
                                                   -------------   -------------   --------------   -------------   -------------
Income before income taxes and
  cumulative effect adjustment                            1,790           1,417            1,692           1,531           1,462
Applicable income tax expense                               546             436              520             454             450
                                                   -------------   -------------   --------------   -------------   -------------
Net income before cumulative effect adjustment            1,244             981            1,172           1,077           1,012
Cumulative effect adjustment                                  -               -                -               -              31
                                                   -------------   -------------   --------------   -------------   -------------
NET INCOME                                         $      1,244    $        981    $       1,172    $      1,077    $      1,043
                                                   =============   =============   ==============   =============   =============

 PER SHARE DATA (1) Earnings per share:
Prior to cumulative effect adjustment              $        1.15   $        1.15   $         1.40   $        1.28   $        1.20
Cumulative effect adjustment
                                                              -               -                -               -             .04
                                                   =============   =============   ==============   =============   =============
Earnings per share                                 $       1.15    $       1.15    $        1.40    $       1.28    $       1.24
                                                   =============   =============   ==============   =============   =============

Dividends paid (1)                                 $        .44    $        .41    $         .43    $        .38    $        .36
Book value per share at period end (1)             $      12.48    $      11.68    $       10.76    $       9.72    $       8.81
Average number of shares outstanding (1)              1,081,453         852,403          839,160         839,160         839,160

STATEMENT OF CONDITION STATISTICS
(At end of period)
Assets                                             $    133,956    $    128,002    $      98,599    $     96,714    $     94,774
Deposits                                                117,655         114,725           88,944          87,986          86,996
Loans                                                    86,144          68,428           64,322          64,086          61,378
Allowance for loan losses                                   874             733              687             688             639
Federal funds sold
                                                              -           3,500            2,500             900           3,350
Investment securities
                                                         38,034          46,483           26,361          25,436          23,180
Stockholders' equity                                     13,498          12,631            9,032           8,155           7,397

SIGNIFICANT RATIOS
Return on average equity                                   9.57 %         10.33 %          13.56 %         13.80 %         14.69 %
Return on average assets                                    .96             .89             1.20            1.12            1.11
Net yield on earning assets                                4.87            4.68             4.97            4.81            4.80
Net loans as a percent of deposits                        72.47           59.01            71.55           72.05           69.82
Equity to assets at period end                            10.08            9.87             9.16            8.43            7.80
Earning average assets to total assets                    93.10           93.63            94.11           92.84           92.62
Average interest bearing liabilities to assets            74.71           77.02            77.26           78.36           79.84
Dividends as a percent of net income                      38.26           35.65            30.71           29.69           29.03
Allowance for loan losses to total loans                   1.01            1.07             1.07            1.07            1.04
Full time equivalent employees                            75              74               52              47              47
Banking offices                                            7               7                4               4               4

(1) - Adjusted for a 5% stock dividend in 1997 and a 4-for1 stock split in 1996.

                            EMCLAIRE FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET
                             (Dollars in Thousands)

                                                                                 December 31,
                                                                               1997         1996
                                                                           -----------   -----------
ASSETS
     Cash and due from banks                                               $     4,975   $     4,742
     Federal funds sold                                                           --           3,500
     Investment securities (Note 4):
        Available for sale                                                      31,977        36,208
        Held to maturity (estimated market value
            of  $6,053 and $10,246)                                              6,057        10,275
     Loans (Note 5)                                                             86,144        68,428
     Less allowance for loan losses (Note 6)                                       874           733
                                                                           -----------   -----------
        Net loans                                                               85,270        67,695
     Premises and equipment (Note 7)                                             2,619         2,308
     Accrued interest and other assets                                           3,058         3,274
                                                                           -----------   -----------
            TOTAL ASSETS                                                   $   133,956   $   128,002
                                                                           ===========   ===========

LIABILITIES
     Deposits
        Non-interest bearing demand                                        $    19,765   $    17,650
        Interest bearing demand                                                 17,276        15,784
        Savings                                                                 16,261        15,347
        Money market                                                            18,077        19,059
        Time (Note 8)                                                           46,276        46,885
                                                                           -----------   -----------
            Total deposits                                                     117,655       114,725
     Obligation under capital lease                                                 63           104
     Borrowed funds (Note 12)                                                    2,200          --
     Accrued interest and other liabilities                                        540           542
                                                                           -----------   -----------
            TOTAL LIABILITIES                                                  120,458       115,371
                                                                           -----------   -----------

STOCKHOLDERS' EQUITY
     Preferred stock, par value $1.00, 3,000,000 shares
        authorized; none issued                                                   --            --
     Common stock,  par value  $1.25 per  share; 12,000,000
        shares authorized 1,081,453 and 1,030,000 shares
        isssued in 1997 and 1996 (Note 15)                                       1,352         1,288
     Additional paid in capital                                                  4,432         3,622
     Retained earnings                                                           7,492         7,597
     Net unrealized gain on securities                                             222           124
                                                                           -----------   -----------
            TOTAL STOCKHOLDERS' EQUITY                                          13,498        12,631
                                                                           -----------   -----------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $   133,956   $   128,002
                                                                           ===========   ===========

See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME
                (Dollars in Thousands, Except Per Share Amounts)

                                                          Year Ended December 31,
                                                            1997          1996
                                                         ------------ --------------
INTEREST INCOME
     Loans, including fees                               $      6,969 $      5,839
     Interest bearing deposits in other banks                       1            2
     Federal funds sold                                            89          236
     Investment securities:
        Taxable
                                                                2,279        1,879
        Exempt from federal income tax                            185          141
                                                           ----------   ----------
            Total interest income                               9,523        8,097
                                                           ----------   ----------

INTEREST EXPENSE
     Deposits                                                  3,655        3,282
     Borrowed funds                                               67           63
     Lease obligation                                              5            7
                                                          ----------   ----------
            Total interest expense                             3,727        3,352
                                                          ----------   ----------

NET INTEREST INCOME                                            5,796        4,745

Provision for loan losses                                        220          120
                                                          ----------   ----------

NET INTEREST INCOME AFTER
     PROVISION FOR LOAN LOSSES                                 5,576        4,625
                                                          ----------   ----------

OTHER OPERATING INCOME
     Service fees on deposit accounts                            476          344

    Other                                                        120           84
                                                          ----------   ----------
            Total other operating income                         596          428
                                                          ----------   ----------

OTHER OPERATING EXPENSE
     Salaries and employee benefits                            2,240        1,903
     Occupancy, furniture and equipment                          688          524
     Other (Note 9)                                            1,454        1,209
                                                          ----------   ----------
            Total other operating expense                      4,382        3,636
                                                          ----------   ----------

Income before income taxes                                     1,790        1,417
Income taxes (Note 10)                                           546          436
                                                          ----------   ----------

NET INCOME                                                $    1,244   $      981
                                                          ==========   ==========

EARNINGS PER SHARE                                        $     1.15   $     1.15

AVERAGE SHARES OUTSTANDING                                 1,081,453      852,403

See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 (Dollars in Thousands Except Per Share Amounts)

                                                                                         Net
                                                        Additional                    Unrealized
                                            Common        Paid in        Retained       Gain on       Treasury
                                            Stock         Capital        Earnings      Securities       Stock          Total
                                        -------------- -------------- -------------- -------------- ------------- ---------------

 Balance December 31, 1995              $        1,000  $       1,013  $      6,960  $          66  $         (6) $          9,033

 Net income                                                                     981                                            981
 Dividends declared
      ($.41 per share)                                                         (344)                                          (344)
 Net proceeds from sale of
      230,800 shares of common
      stock (Note 15)                              288          2,609                                          6             2,903
 Net unrealized gain on securities                                                              58                              58
                                        -------------- -------------- -------------- -------------- ------------- -----------------

 Balance December 31, 1996                       1,288          3,622         7,597            124             -            12,631

 Net income                                                                   1,244                                          1,244
 Dividends declared
      ($.44 per share)                                                         (474)                                          (474)
 Five percent stock dividend
      including fractional shares
         cash paid (Note 15)                        64            810          (875)                                            (1)
 Net unrealized gain on securities                                                              98                              98
                                        -------------- -------------- -------------- -------------- ------------- ----------------

 Balance December 31, 1997              $        1,352 $        4,432 $       7,492  $         222  $          -  $         13,498
                                        ============== ============== ============== ============== ============= ================

See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                  Year Ended December 31,
                                                                                      1997        1996
                                                                                   ---------   ---------
OPERATING ACTIVITIES
     Net income                                                                    $  1,244    $    981
     Adjustments  to  reconcile  net income to net cash  provided  by  operating activities:
            Depreciation and amortization                                               598         365
            Net amortization of investment security
                discounts and premiums                                                  198         220
            Provision for loan losses                                                   220         120
            Deferred income taxes                                                        (3)        (60)
            (Increase) decrease in accrued interest receivable                          102        (358)
            Increase in accrued interest payable                                          2          61
            Other, net                                                                 (250)       (370)
                                                                                   --------    --------
                Net cash provided by operating activities                             2,111         959
                                                                                   --------    --------

INVESTING ACTIVITIES
     Proceeds from maturities and repayments of investment securities:
            Available for sale                                                        5,000        --
            Held to maturity                                                          4,157       8,961
     Proceeds from sales of investment securities:
            Available for sale                                                        1,990          90
     Purchases of investment securities:
            Available for sale                                                       (2,748)    (26,168)
            Held to maturity                                                           --        (3,136)
     Net loan originations                                                          (17,813)     (4,218)
     Purchases of premises and equipment                                               (588)       (779)
     Proceeds from sales of foreclosed or other bank property                            10          50
     Net proceeds from branch acquisition (Note 2)                                     --        12,683
                                                                                   --------    --------
                Net cash used for investing activities                               (9,992)    (12,517)
                                                                                   --------    --------

FINANCING ACTIVITIES
     Net increase in deposits                                                         2,930      11,605
     Net increase in short-term borrowings                                              200        --
     Proceeds from Federal Home Loan Bank advance                                     2,000        --
     Payments for obligation under capital lease                                        (41)        (39)
     Proceeds from sale of common stock, net of cost                                   --         2,903
     Cash dividends paid                                                               (475)       (344)
                                                                                   --------    --------
                Net cash provided by financing activities                             4,614      14,125
                                                                                   --------    --------

                Increase (decrease) in cash and cash equivalents                     (3,267)      2,567

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        8,242       5,675
                                                                                   --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                           $  4,975    $  8,242
                                                                                   ========    ========

See accompanying notes to the consolidated financial statements.

EMCLAIRE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

Emclaire Financial Corp. (Company) is a Pennsylvania corporation organized as the holding company of The Farmers National Bank of Emlenton (Bank). The Bank is a national association headquartered in Emlenton, Pennsylvania. The Company's principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial mortgage, commercial and consumer loans, as well as a variety of deposit services offered to its customers through seven offices. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

Basis of Presentation
---------------------

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary, on the parent company financial statements, is carried at the parent company's equity position in the underlying net assets.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period.
Actual results could differ significantly from those estimates.

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

Common stock of the Federal Home Loan Bank and Federal Reserve Bank represents ownership in institutions which are wholly-owned by other financial institutions. These equity securities are accounted for at cost and classified as available for sale.

Loans
-----

Loans are reported at their principal amount net of the allowance for loan losses. Interest on all loans is recognized as income when earned on the accrual method. The accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions, that the borrower's financial condition is such that collection of interest is doubtful. Interest payments received on nonaccrual loans are recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan yield. The Company is amortizing these amounts over the contractual lives of the related loans.

Allowance for Loan Losses
-------------------------

The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses are particularly susceptible to significant change in the near term.

The Company considers a commercial or commercial real estate loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect principal or interest due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

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

Other Real Estate
-----------------

Other real estate owned acquired in settlement of foreclosed loans is carried as a component of other assets at the lower of cost or fair value minus the cost to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value. Direct costs incurred in the foreclosure process and subsequent holding costs incurred on such properties are recorded as expenses of current operations.

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

Earnings Per Share
------------------

In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to fully diluted earnings per share. The Company maintains a simple capital structure therefore, there are no dilutive effects on earnings per share.

Cash Flow Information
---------------------

The Company has defined cash equivalents as those amounts included in due from banks and federal funds sold.

Cash payments for interest in 1997 and 1996 were $3,725,000 and $3,292,000, respectively. Cash payments for income taxes in 1997 and 1996 were $625,000 and $501,000, respectively.

Reclassification
----------------

Certain comparative amounts for 1996 have been reclassified to conform to the current year presentation. Such reclassification had no effect on net income.

2.       RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Transfers and Servicing of Financial  Assets and  Extinguishments
--------------------------------------------------------------------------------
of Liabilities
--------------

In June 1996, the Financial Accounting Standards board issued Statement No. 125, "Accounting for Transfers of Financial Assets and Extinguishments of Liabilities." This statement, which became effective January 1, 1997, provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement also extends the treatment of mortgage servicing rights to all servicing assets.

Certain  provisions  of Statement  125,  were deferred for one year by Statement
127. The deferral affected repurchase agreements, securities lending, and pledged collateral. The adoption of these statements did not have a material impact on the Company's financial position or results of operations.

Reporting Comprehensive Income
------------------------------

In June 1997, the Financial Accounting Standards Board issued Statement No. 130 "Reporting Comprehensive Income." This standard which is effective for years beginning after December 15, 1997, establishes standards for reporting the components of comprehensive income by requiring that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes net income, as well as, certain items that are reported directly within separate components of stockholders' equity, and thus bypass net income. This disclosure will have no impact on the Company's financial position or results of operations.

Disclosures About Segments of an Enterprise and Related Information
-------------------------------------------------------------------

In June 1997, the Financial Accounting Standards Board issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way public companies report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The statement defines an operating segment as a component of an enterprise that generates revenue and incurs expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. This Statement is effective for fiscal years beginning after December 15, 1997, however, it does not require disclosure in interim reporting in the year of initial application.

3.       BRANCH ACQUISITION

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

4.       INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows (in thousands):


Available for Sale                                                1997
                                                                  ----
                                                             Gross       Gross    Estimated
                                                  Amortized           Unrealized  Market
                                                    Cost      Gains     Losses    Value
                                                    ----      -----     ------    -----
U. S. Treasury securities and
     obligations of U. S. Government
     corporations and agencies                     $17,510   $   163   $    (1)   $17,672
Obligations of states and political
     subdivisions                                    3,617        43      --        3,660
Corporate notes                                     10,067       134        (3)    10,198
                                                   -------   -------    -------   -------
            Total debt securities                   31,194       340        (4)    31,530
Equity investment in Federal Reserve
     and Federal Home Loan Banks                       447      --        --          447
                                                   -------   -------    -------   -------

            Total                                  $31,641   $   340   $    (4)   $31,977
                                                   =======   =======   =======    =======


Held to Maturity                                           1997
                                                           ----
                                                    Gross     Gross          Estimated
                                     Amortized    Unrealized Unrealized      Market
                                        Cost        Gains     Losses         Value
U. S. Treasury securities and
     obligations of U. S. Government
     corporations and agencies         $1,006      $    7      $ --         $1,013
Obligations of states and political
     subdivisions                       1,390           1        --          1,391
Corporate notes                         2,978          10          (3)       2,985
Mortgage-backed securities                683        --           (19)         664
                                       ------      ------      ------       ------
            Total                      $6,057      $   18      $  (22)      $6,053
                                       ======      ======      ======       ======


Available for Sale                                      1996
                                                        ----
                                                  Gross      Gross   Estimated
                                     Amortized  Unrealized Unrealized  Market
                                        Cost      Gains      Losses    Value
U. S. Treasury securities and
     obligations of U. S. Government
     corporations and agencies         $23,539   $   166   $   (43)   $23,662
Obligations of states and political
     subdivisions                        1,920         1        (3)     1,918
Corporate notes                         10,157        94       (27)    10,224
                                       -------   -------   -------    -------
            Total debt securities       35,616       261       (73)    35,804
Equity investment in Federal Reserve
     and Federal Home Loan Banks           404      --        --          404
                                       -------   -------   -------    -------

            Total                      $36,020   $   261   $   (73)   $36,208
                                       =======   =======   =======    =======

Held to Maturity                                       1996
                                                       ----
                                                  Gross      Gross    Estimated
                                      Amortized Unrealized Unrealized   Market
                                         Cost     Gains     Losses      Value
                                         ----     -----     ------      -----
U. S. Treasury securities and
     obligations of U. S. Government
     corporations and agencies         $ 2,012   $  --     $    (1)   $ 2,011
Obligations of states and political
     subdivisions                        3,130         5        (1)     3,134
Corporate notes                          3,528         9        (6)     3,531
Mortgage-backed securities               1,605      --         (35)     1,570
                                       -------   -------   -------    -------
            Total                      $10,275   $    14   $   (43)   $10,246
                                       =======   =======   =======    =======



Proceeds from the sale of investment securities classified as available for sale totaled $1,990,000 and $90,000 for 1997 and 1996, respectively. No gains or losses resulted from these sales.

Investment securities with a carrying value of approximately $5,738,000 and $5,363,000 at December 31, 1997 and 1996, respectively, were pledged to secure deposits and for other purposes as required by law. The carrying value approximated the estimated market value of the investment securities for both years.

The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                    Available for Sale   Held to Maturity
                                    ------------------   ----------------
                                               Estimated          Estimated
                                    Amortized   Market  Amortized  Market
                                       Cost     Value     Cost     Value
                                       ----     -----     ----     -----

Due in one year or less              $ 5,502   $ 5,513   $ 2,566   $ 2,563
Due after 1 year through 5 years
                                      23,995    24,299     3,080     3,093
Due after 5 years through 10 years
                                       1,697     1,718      --        --
After 10 years
                                        --        --         411       397
                                     -------   -------   -------   -------

            Total                    $31,194   $31,530   $ 6,057   $ 6,053
                                     =======   =======   =======   =======

5.       LOANS

Major classifications of loans are summarized as follows (in thousands):

                                   1997      1996
                                   ----      ----

Commercial and industrial        $11,147   $10,390
Real estate mortgages
     Residential                  45,709    34,251
     Commercial and other         15,188    11,400
Consumer                          14,100    12,387
                                 -------   -------

                                  86,144    68,428
Less allowance for loan losses       874       733
                                 -------   -------

            Total                $85,270   $67,695
                                 =======   =======


In the normal course of business, loans are extended to directors, executive officers, and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness, with the exception of consumer and residential mortgage loans granted to executive officers which carry an interest rate one percent below that quoted non-employees. Such loans, which are included in the following schedule, totaled $197,000 and $ - at December 31, 1997 and 1996, respectively. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 1997, is as follows (in thousands):


      Balance                                                       Balance
   December 31,                                                  December 31,
       1996              New Loans           Repayments              1997
       ----              ----------          -----------             ----

      $1,253                664                  749                $1,168


The Bank's primary business activity is with customers located within Venango, Clarion, and Butler Counties. Commercial, residential, personal, and agricultural loans are granted. Although the Bank has a diversified loan portfolio at December 31, 1997 and 1996, loans outstanding to individuals and businesses are dependent upon the local economic conditions within the immediate trade area.

6.       ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows (in thousands):

                                       1997   1996
                                       ----   ----

Balance, January 1                     $733   $687

     Provision charged to operations    220    120
     Recoveries                          29     47

Less loans charged off                  108    121
                                       ----   ----

Balance, December 31                  $ 874  $ 733
                                       ====   ====

At December 31, 1997 and 1996, the recorded investment in loans which are considered to be impaired was $685,000 and $743,000, respectively, all of which was placed in nonaccrual status. In addition, $70,000 and $80,000 of the related allowance for loan losses has been allocated for these impaired loans at December 31, 1997 and 1996, respectively. At December 31, 1997 and 1996, There were commitments for unfunded letters of credit totaling $7,500, to a borrower with outstanding loans considered to be impaired.

The average recorded investment in impaired loans during the years ended December 31, 1997 and 1996, was approximately $719,000 and $820,000, respectively. Interest income totaling $14,000 and $13,000 was recognized on impaired loans in 1997 and 1996, respectively, all of which was recognized using the cash basis method of income recognition.

7.       PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows (in thousands):

                                  1997     1996
                                  ----     ----

Land and improvements           $  256   $  221
Buildings                        1,431    1,430
Construction in process            489     --
Leasehold improvements             148      129
Furniture and fixtures           1,695    1,656
                                ------   ------

                                 4,019    3,436
Less accumulated depreciation
                                 1,400    1,128
                                ------   ------

            Total               $2,619   $2,308
                                ======   ======


Depreciation and amortization charged to operations was $272,000 in 1997 and $201,000 in 1996.

Included in construction in process are the costs associated with the construction of a data processing center by the Bank. Construction, equipment and furnishing costs are estimated to total $1.2 million. Construction is expected to be completed during the second quarter of 1998.

8.       TIME DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,328,000 and $4,583,000 at December 31, 1997 and 1996, respectively. The following schedule presents the contractual maturities for time deposits in excess of $100,000 at December 31, 1997 (in thousands):


Within three months                     $  548
After three months through six months      362
After six months through one year          986
After one year                           2,432

Total                                   $4,328

9.       OTHER EXPENSES

The following is an analysis of other expense (in thousands:

                                    1997   1996
                                    ----   ----

Telephone                         $  105 $   91
Printing forms and supplies
                                     138    183
Postage
                                     140     97
Amortization of intangible assets
                                     243    129
Other
                                     828    709
                                    ----   ----
                                  $1,454 $1,209
                                  ======  =====

10.      INCOME TAXES

The provision for income taxes is summarized as follows:

                     1997     1996
                    -----    -----

Currently payable   $ 549    $ 496
Deferred               (3)     (60)
                    -----    -----
                      546    $ 436
                    =====    =====

The reconciliation between the federal statutory rate and the Company's effective income tax rate is as follows (dollars in thousands):

                                    1997               1996
                                    ----               ----

                                     % of Pre-Tax        % of Pre-Tax
                              Amount     Income  Amount     Income
                              ------     ------  ------     ------

Provision at statutory rate   $ 609       34.0%  $ 482       34.0%
Effect of tax exempt income     (76)      (4.2)    (57)      (4.0
Other                            13        0.7      11        0.8
                              -----       ----   -----       -----

            Total             $ 546       30.5%  $ 436       30.8%
                              =====       ====   =====       ====


The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31 are as follows (in thousands):



                                         1997   1996
                                         ----   ----
Deferred tax assets
     Provision for loan losses           $244   $196
     Intangible asset amortization         83     51
     Capital lease obligation              21     35
     Pension expense                       35     16
                                         ----   ----
        Gross deferred tax assets         383    298
                                         ----   ----

Deferred tax liabilities
     Net unrealized gain on securities    114     64
     Depreciation                         215    143
     Net loan origination costs            17      7
                                         ----   ----
        Gross deferred tax liabilities    346    214
                                         ----   ----
            Net deferred tax asset       $ 37   $ 84
                                         ====   ====



No valuation allowance was established, for the net deferred tax asset, at December 31, 1997 and 1996, in view of the Company's ability to carry-back to taxes paid in previous years and future anticipated taxable income which is evidenced by the Company's earnings potential.


11.      PENSION PLAN

The following presents the components of the pension expense for each year (in thousands):

                                                     1997     1996
                                                    -----    -----

Service cost of benefits earned during the period   $  95    $  66
Interest cost on projected benefit obligation          99       75
Return on plan assets                                (128)    (177)
Net amortization and deferral                          (8)      50
                                                    -----    -----

Net periodic pension cost                           $  58    $  14
                                                    =====    =====

The actuarial present value of accumulated benefit obligations at December 31, 1997 and 1996, was $997,000 and $738,000 including vested benefit obligations of $964,000 and $715,000. The following table sets forth the funded status and amounts recognized in the balance sheets at December 31, (in thousands):


                                                1997       1996
                                             -------    -------

Plan assets at fair value                    $ 1,802    $ 1,510
Projected benefit obligation                   1,586      1,319
                                             -------    -------

Funded status                                    216        191
Unrecognized net gain from past experience
     different from assumed                     (208)      (117)
Unamortized prior service cost                     1          1
Unrecognized net transition asset               (113)      (121)
                                             -------    -------

Accrued pension cost                         $  (104    $   (46)
                                             =======    =======


Plan assets are primarily comprised of debt and equity mutual funds at December 31, 1997 and 1996.

In preparing the above information the following actuarially assumed rates were used.

                                                      1997               1996
                                                      ----               ----

Discount rate                                         7.25%              7.50%
Rate of increase in future compensatin levels         5.00               5.00
Rate of return on plan assets                         8.50               8.50

12.      BORROWED FUNDS

Short-term Borrowings and Available Lines of Credit

The Bank maintains two credit arrangements as sources of additional liquidity. One of these arrangements, with a borrowing limit at December 31, 1997, of approximately $3.4 million, is with the Federal Home Loan Bank of Pittsburgh
(FHLB). This credit line is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

The second arrangement is an unsecured federal funds line of credit, subject to annual renewal, with a borrowing limit at December 31, 1997 of $3.1 million, maintained with a correspondent bank.

The following table presents information related to short- term borrowings during 1997 and 1996 (dollars in thousands):

                                                   1997         1996
                                              ---------    ---------

Outstanding balance at December 31,         $       200    $    --
Average balance outstanding
                                                    117        1,128
Maximum month-end balance
                                                  1,250        5,000

Weighted average interest rate for the year        5.71%        5.60%
Weighted average interest rate at year-end         6.75          N/A

Long-term borrowings

Included in borrowed funds is an advance from the FHLB totaling $2,000,000 at December 31, 1997, maturing July 11, 2002, with a current interest rate of 5.60%. This borrowing has a fixed interest rate for the first six months, at which time it may convert to a variable rate instrument should the benchmark interest rate reach 6.50%. The

Bank as the option to repay the borrowing without penalty at the conversion date, or at any subsequent repricing date. This borrowing is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank

13.      COMMITMENTS AND CONTINGENT LIABILITIES

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

The off-balance sheet commitments were comprised of the following at December 31, (in thousands):

                                                           1997          1996
                                                           ----          ----

Commitments to extend credit                              $8,122        $6,810
Standby letters of credit
                                                           1,225         1,112

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

Standby letters of credit obligate the Bank to disburse funds to a third party if the Bank's customer fails to perform under the terms of the agreement with the beneficiary. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. The Bank generally holds collateral for these instruments, as deemed necessary.

Operating Leases
----------------

Certain office facilities are leased under various operating leases. Rental expense was $45,000 and $23,000 in 1997 and 1996, respectively. Future minimum rental commitments under noncancellable leases are (in thousands):

                                                     Future Minimum
                                                       Lease Payments

             1998                                                   $45
             1999
                                                                     48
             2000                                                    48
             2001                                                    10
             2002                                                     -

14.      REGULATORY MATTERS

Cash and Due from Banks
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1997 and 1996, the Bank had required reserves of $899,000 and $880,000 comprised of vault cash, and a depository amount held with the Federal Reserve Bank.

Loans
-----

The Federal Reserve Act limits extensions of credit by the Bank to the Company and requires such credits to be collateralized. Further such secured loans are limited in amount to 10% of the Bank's capital and surplus. There were no loans between the Bank and the Company during 1997 and 1996.

Dividends
---------

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits as defined for the year combined with its retained net profits for the two preceding calendar years less any required transfer to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without approval of the comptroller, will be limited to $1,514,000 plus net profits retained up to the date of the dividend declaration.

Regulatory Capital Requirements
-------------------------------

The Company is subject to various capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial position and results of operations.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below, of total capital and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that as of December 31, 1997. the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1997 and 1996, the Company has been categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's classification category.

                                                                                Regulatory Capitalization Requirement
                                                                                -------------------------------------
                                                          Actual                   Adequate                     Well
                                                          ------                   --------                     ----
                                                 Amount           Ratio      Amount        Ratio        Amount         Ratio
                                                 ------           -----      ------        -----        ------         -----

December 31, 1997

Total capital to risk weighted assets           $  12,795         15.0%    $  6,824          8.0%     $   8,530          10.0%
Tier 1 capital to risk weighted assets             11,921         14.0        3,412          4.0          5,118           6.0
Tier 1 capital to average assets                   11,921          9.1        5,260          4.0          6,576           5.0

December 31, 1996

Total capital to risk weighted assets           $  11,558         15.7%    $  5,896          8.0%     $   7,371          10.0%
Tier 1 capital to risk weighted assets             10,824         14.7        2,948          4.0          4,422           6.0
Tier 1 capital to average assets                   10,824          8.7        4,990          4.0          6,238           5.0

15.      COMMON STOCK

Stock Dividend
--------------

On December 18, 1997, the Company distributed 51,453 shares of common stock in connection with a 5% stock dividend. As a result of the stock dividend, common stock was increased by $64,000, additional paid-in capital was increased by $810,000, and retained earnings was decreased by $875,000. Fractional shares were paid in cash. All references to per share amounts in the accompanying financial statements for 1996 have been restated to reflect the stock dividend.

Stock Sale
----------

On December 12, 1996, the Company completed the sale of 230,800 shares of common stock, par value $1.25. These shares were sold at a price of $13.50 per share, resulting in net proceeds to the Company of $2,903,000. Included in the shares offered were 800 shares of stock which had been previously held as treasury shares. Upon completion of the stock sale the Company directly contributed $2,800,000 to the Bank in the form of additional paid-in capital.

16.      FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

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

The estimated fair values at December 31, 1997 and 1996, of the Company's financial instruments are as follows (in thousands):

                                             1997                   1996
                                             ----                   ----
                                            Carrying              Carrying    Fair
                                             Value       Value      Value     Value
                                             -----       -----      -----     -----
Financial assets

     Cash and due from banks and federal
        funds sold                         $  4,975   $  4,975   $  8,242   $  8,242
     Investment securities:
        Available for sale                   31,977     31,977     36,208     36,208
        Held to maturity                      6,057      6,053     10,275     10,246
     Net loans                               85,270     86,811     67,695     68,583
     Accrued interest receivable              1,009      1,009      1,111      1,111
                                           --------   --------   --------   --------
                                           $129,288   $130,825   $123,531   $124,390
                                           ========   ========   ========   ========

Financial liabilities

     Deposits                              $117,655   $117,986   $114,725   $114,423
     Borrowed funds
                                              2,200      2,200       --         --
     Accrued interest payable
                                                322        322        320        320
                                           --------   --------   --------   --------
                                           $120,177   $120,508   $115,045   $114,743
                                           ========   ========   ========   ========

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

Loans  Deposits and Borrowed Funds
----------------------------------

The fair value of loans is estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year end. Fair value for time deposits and borrowed funds are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and borrowed funds of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
----------------------------------------------------------

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 13.

16.      PARENT COMPANY


                             CONDENSED BALANCE SHEET
                             (Dollars in Thousands)


                                                             December 31,
                                                            1997      1996
                                                            ----      ----
ASSETS
     Cash on deposit in subsidiary bank                  $     6   $   166
     Investment in bank subsidiary                        13,490    12,539
     Other assets                                              8         3
                                                         -------   -------

            TOTAL ASSETS                                 $13,504   $12,708
                                                         =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable                                    $     6   $    77
     Stockholders' equity                                 13,498    12,631
                                                         -------   -------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $13,504   $12,708
                                                         =======   =======



                          CONDENSED STATEMENT OF INCOME
                             (Dollars in Thousands)

                                                                                  Year Ended December 31,
                                                                                       1997       1996
                                                                                       ----       ----

NCOME
     Dividends from subsidiary                                                      $   403    $   325

EXPENSES                                                                                 18          8
                                                                                    -------    -------
Income before income taxes and equity in undistributed
     earnings of subsidiary                                                             385        317
Income tax benefit                                                                       (6)        (3)
                                                                                    -------    -------

Income before equity in undistributed earnings in subsidiary                            391        320
Equity in undistributed earnings in subsidiary                                          853        661
                                                                                    -------    -------

NET INCOME                                                                          $ 1,244    $   981
                                                                                    =======    =======

                        CONDENSED STATEMENT OF CASH FLOWS
                             (Dollars in Thousands)

                                                                              Year Ended December 31,
                                                                                    1997       1996
                                                                                    ----       ----

OPERATING ACTIVITIES
     Net income                                                                   $ 1,244    $   981
     Adjustments to  reconcile  net income to net cash  provided  by  operating activities:
            Equity in undistributed earnings of subsidiary                           (853)      (661)
            Other, net                                                                (76)        77
                                                                                  -------    -------
                Net cash provided by operating activities                             315        397
                                                                                  -------    -------
INVESTING ACTIVITIES
     Investment in subsidiary                                                        --       (2,800)
                                                                                  -------    -------
                Net cash used for investing activities                               --       (2,800)
                                                                                  -------    -------
FINANCING ACTIVITIES
     Proceeds from sale of common stock, net of cost                                 --        2,903
     Cash dividends paid                                                             (475)      (344)
                                                                                  -------    -------
                Net cash provided by (used for) financing activities                 (475)     2,559
                                                                                  -------    -------
                Increase (decrease) in cash                                          (160)       156

CASH AT BEGINNING OF YEAR                                                             166         10
                                                                                  -------    -------
CASH AT END OF YEAR                                                               $     6    $   166
                                                                                  =======    =======

REPORT OF INDEPENDENT AUDITORS
------------------------------





Board of Directors and Stockholders
Emclaire Financial Corp.

We have audited the consolidated balance sheet of Emclaire Financial Corp. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/S.R. Snodgrass
-----------------
S. R. Snodgrass, A.C.
Wexford, PA
February  6, 1998

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Emclaire Financial Corp. ("Emclaire or the "Company") is the parent holding company for the Farmers National Bank of Emlenton ("Farmers" or the "Bank"). The following discussion and analysis is intended to provide information about the financial condition and results of operation of the Company and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this annual report.

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

--------------------------------------------------------------------------------
Graphic Omitted
--------------------------------------------------------------------------------
OVERVIEW

During 1997 Emlcaire Financial Corp. focused on maximizing the returns resulting from the growth and expansion undertaken in 1996. The Company sought to take advantage of its new and expanded markets to establish or expand banking relationships with new and existing customers. This resulted in total loans increasing 26% to $86.1 million and total deposits rising 3% to $117.7 million.

Due largely to the increase in the loan portfolio, net interest income, on a tax equivalent basis, increased 22%, resulting in an increase in net income of 27%. Due to the effect of the issuance of 230,800 additional shares in December 1996, earnings per share for 1997 of $1.15, remained unchanged from 1996.

In August 1997, ground was broken for the Bank's new data center. When completed this facility, located in downtown Emlenton, will house the data processing and bookkeeping operations. Construction is scheduled to be completed in April 1998.

As 1998 began, the Bank made plans to open its eighth office at Clarion Mall. The full service office will be located in a site previously occupied by another financial institution. This new location will allow us to better serve our existing Clarion customers, by providing them an alternate site to conduct their banking business, while allowing Emclaire the opportunity to attract new customers from the western side of Clarion. This office is scheduled to open late in March.

RESULTS OF OPERATIONS

Summary

For 1997, Emclaire posted net income of $1.2 million, an increase of $263,000 or 27% from 1996. This increase was largely due to the 22% increase in net interest income, on a tax equivalent basis, which rose $1.1 million, to $5.9 million. The $14.2 million or 22% increase in loan volume was the principal factor for the increase in net interest income.

Other operating income of $596,000 rose $168,000 or 39% from 1996, due to the restructuring of fees for overdrafts and returned items, as well as fee income associated with ATM convenience charges and debit card transactions.

Total other operating expenses for the Company increased 21% to $4.4 million in 1997 as compared to $3.6 million in 1996. This increase in other operating costs was due principally to the overhead associated with a full year of operating the branch locations opened or purchased in 1996.

Earnings per share for 1997 equaled the $1.15 earned in 1996, due to the additional weighted shares outstanding resulting from the sale of 230,800 shares of common stock in December 1996, combined with the effect of the 5% stock dividend paid in December 1997.

--------------------------------------------------------------------------------
Graphic Omitted
--------------------------------------------------------------------------------

Net interest income

The Company's net interest income on a tax equivalent basis increased $1.1 million or 22% to $5.9 million in 1997, due to an increase of $1.45 million or 18% in interest income on a tax equivalent basis, which totaled $9.6 million for 1997 as compared to $8.2 million in 1996. This increase in interest income more than offset the $375,000 or 11% increase in interest expense.

The increase in interest income in 1997, resulted primarily from an increase of $1.1 million or 19% in interest income on loans, due to an increase in the average outstanding balance of the portfolio, which rose $14.2 million to $78.6 million for the year. The 22% increase in loan volume served to offset the reduction in the overall yield on the portfolio which declined 20 basis points to 8.89%. The decline in yield is due to a general decline in long-term interest rates during the second half of 1997, combined with increased competition for loan customers. Should the current interest rate environment prevail and the level of competition continue, it is likely the overall return on the loan portfolio will decline further.

Interest income on investment securities increased $466,000, on a tax equivalent basis, to $2.6 million. This improvement was the result of the increase in the average volume of investment securities which rose $5.7 million or 19% for taxable securities, and $851,000 or 23% for tax-exempt investments. In addition, the yields on the investment portfolio increased to 6.24% from 6.10% for taxable securities, and to 6.23% from 5.87%, on a tax equivalent basis, for tax-exempt investments. The improved yield on the taxable securities portfolio was due to having the full year effect in 1997, of purchases made during the second and third quarters of 1996.

For 1997 the yield on earning assets, on a tax equivalent basis, increased 2 basis points to 7.95%. This very modest improvement was the result of the significant increase in loan volume combined with the increase in volume and yield on the investment portfolio.

Interest expense increased $375,000 or 11% to $3.7 million for 1997, from $3.4 million in 1996, due to the increase in the average volume of interest-bearing liabilities which rose $12.3 million during 1997, to $97.3 million. The average volume of time deposits increased $6.3 million or 16% during 1997, resulting in an increase in the related interest expense of $294,000 or 14%. In addition, in July 1997, the Company obtained a $2.0 million five year advance from the Federal Home Loan Bank.

Due the general decline in interest rates, the cost of interest bearing liabilities decreased to 3.83% for 1997 as compared to 3.95% for 1996. Despite the reduction in the cost of funds during 1997, continuing competition for deposits and a flattening of the yield curve, as the spread between short- and long-term interest rates narrows, caused interest rates to either increase or not fall in proportion to the reduction in longer term rates. As a result, the Company's cost of funds rose during the fourth quarter of 1997 rose to 3.94%.

As a result of the slight improvement in the yield on total earning assets, combined with the decline in the cost of interest-bearing liabilities, the net yield on earning assets increased to 4.87% for 1997 as compared to 4.68% in 1996.

The following tables set forth for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate paid, net interest income and the net yield on interest-earning assets (dollars in thousands):

                AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS

                                                                1997                                       1996
                                                                ----                                       ----
                                                Average                         Yield/     Average                        Yield/
                                                Volume      Interest (2)        Rate (2)   Volume      Interest (2)       Rate (2)
                                                ------      ------------        --------   ------      ------------       --------
ASSETS
Interest-earning assets
     Investment securities
        Taxable                                $  36,525    $   2,279           6.24%      $ 30,810    $   1,879          6.10%
        Exempt from federal income
         tax                                       4,495          280           6.23          3,644          214          5.87
     Interest bearing deposits                        24            1           4.17             37            2          5.41
     in other banks                                   37            2
     Loans (1) (3)                                78,610        6,989           8.89         64,414        5,853          9.09
     Federal funds sold                            1,610           89           5.53          4,348          236          5.43
                                                            ---------                       --------    ---------

     Total interest-earning                      121,264        9,638           7.95        103,253        8,184          7.93
                                                             --------                                 ----------
     assets

Noninterest-earning assets
     Cash and due from banks                       4,281                                      3,638
     Allowance for loan losses                      (795                                       (714)
     Other assets                                  5,501                                      4,101
                                                --------                                   --------
        Total assets                           $ 130,251                                   $110,278
                                               =========                                   ========

LIABILITIES AND STOCKHOLDERS'
EQUITY
Interest-bearing liabilities
     NOW accounts                              $  16,481          295           1.79%      $ 12,966          267          2.06%
     Money market accounts                        18,134          579           3.19         16,921          544          3.21
     Savings deposits                             15,903          443           2.79         14,558          427          2.93
     Time deposits                                45,515        2,338           5.14         39,251        2,044          5.21
     Obligation under capital lease                   85            5           5.88            124            7          5.65
     Borrowed funds                                1,196           67           5.60          1,128           63          5.59
                                               ---------    ---------                      --------    ---------

     Total interest-bearing                       97,314        3,727           3.83         84,948        3,352          3.95
                                                             --------                                  ---------
     liabilities

Noninterest-bearing liabilities
     Demand deposits                              19,417                                     15,257
     Other liabilities                               517                                        584
     Capital                                      13,003                                      9,499
                                               ---------                                   --------

        Total liabilities and                  $ 130,251                                   $110,288
                                               =========                                   ========
        stockholders' equity

        Net interest income
          and net yield on
          interest-earning assets                           $   5,911           4.87%                    $  4,832         4.68%
                                                            =========         ======                     ========       =======

(1)  - Interest on loans includes fee income
(2) - Tax exempt income on loans and investment securities and the related yields are computed on a tax equivalent basis computed using the federal statutory rate of 34%.
(3)  - Nonaccrual loans included.

Changes in net interest income are attributable to three factors: 1) a change in the volume of an interest-earning asset or interest-bearing liability, 2) a change in interest rates, or 3) a change attributable to a combination of changes in volume and rate. The following table sets forth certain information regarding changes in interest income, on a tax-equivalent basis, and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to 1) changes in volume (changes in volume multiplied by the old interest rate); and 2) changes in rates (changes in interest rates multiplied by the old average volume). Changes attributable to a combination of changes in volume and rate are proportionately allocated to changes in volume and changes in rate. (dollars in thousands)


                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                              1997 Change From 1996           1996 Change From 1995
                                             Total     Change Due To        Total      Change Due To
                                            Change    Volume      Rate      Change    Volume      Rate
                                            ------    ------      ----      ------    ------      ----
INTEREST INCOME ON:
     Taxable investment securities        $   400    $   356    $    44    $   845    $   712    $   133
                                                                                                      44
     Non-taxable investments                   66         52         14        (41)       (54)        13
     Interest bearing deposits in other
        banks                                  (1)        (1)      --         --         --         --
     Loans                                  1,136      1,268       (132)      (198)       (31)      (167)
     Federal funds sold                      (147)      (151)         4         38         52        (14)
                                          -------    -------    -------    -------    -------    -------

        Total interest income               1,454      1,524        (70)       644        679        (35)
                                          -------    -------    -------    -------    -------    -------

INTEREST EXPENSE ON:
     NOW accounts                              28         66        (38)        (5)        17        (22)
     Money market accounts                     35         38         (3)       (10)         5        (15)
     Savings deposits                          16         37        (21)         1         38        (37)
     Time deposits                            294        321        (27)       320        336        (16)
     Obligation under capital lease            (2)        (2)      --           (3)        (2)        (1)
     Borrowed funds                             4          4       --           63         63       --
                                          -------    -------    -------    -------    -------    -------

        Total interest expense                375        464        (89)       366        457        (91)
                                          -------    -------    -------    -------    -------    -------

NET INTEREST INCOME                       $ 1,079    $ 1,060    $    19    $   278    $   222    $    56
                                          =======    =======    =======    =======    =======    =======

Provision for loan losses

The provision for loan losses of $220,000 for the year ended December 31, 1997 represented an 83% increase from the $120,000 provided in 1996. Management makes periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risk inherent in the loan portfolio. See "Loan Quality" for additional discussion of the allowance for loan losses. The level at which funds were provided to the allowance during 1997, is a reflection of the overall growth of the loan portfolio during the year, and is not an indication of any overall decline in the quality of the loan portfolio. The following table presents a summary of loan losses by loan type and changes in the allowance for loan losses for the two years ended December 31, 1997 (dollars in thousands):


                                                       Year Ended December 31,
                                                           1997       1996
                                                           ----       ----

Total loans outstanding                                 $86,144    $68,428
                                                        =======    =======
Average loans outstanding                                78,610     64,414
                                                        =======    =======

Allowance for loan losses at beginning of year          $   733    $   687
Provision charged to expense                                220        120
Charge-offs:
     Commercial and industrial                                1         11
     Real estate                                             33          1
     Consumer                                                74        109

        Total                                               108        121
                                                        -------    -------
Recoveries:
     Commercial and industrial                                2          1
     Real estate                                             19          1
     Consumer                                                 8         45
                                                        -------    -------
        Total                                                29         47
                                                        -------    -------
     Net charge-offs                                         79         74
                                                        -------    -------

Allowance for loan losses at end of period              $   874    $   733
                                                        =======    =======

Allowance for loan losses as a percent of total loans      1.01%      1.07%
Net charge-offs as a percent of average loans               .10        .11

Other operating income

Other operating income which is comprised principally of fees and charges on customer deposit accounts increased $168,000 or 39% to $596,000 in 1997 from $428,000 in 1996. Service charges on customer accounts increased $132,000 or 38%, due to the restructuring of overdraft charges, combined with the increase in volume resulting from the additional branch operations, and the implementation of a charge on returned deposit items. Other income increased $36,000 or 43% during the same period due primarily to fees from the MasterMoney(TM) debit card product introduced in August, and the imposition of an ATM convenience charge for non-customers using a Farmers ATM.

Other operating expense

Other operating expense increased $746,000 or 21% to $4.4 million in 1997 as compared to $3.6 million in 1996. This increase is largely attributed to the overhead costs associated with the impact of the full year of operations of the branch offices established in 1996. The new branch operations generated approximately $690,000 in additional overhead expenses during 1997, in comparison to the expenses related to part-year operation of these offices in 1996.

Salaries and employee benefits for 1997 totaled $2.2 million, an increase of $337,000 or 18% from $1.9 million reported in 1996. Of this total increase, approximately $175,000 represents the effect of a full year's expense associated with new employees added during 1996, including those at the new branch offices. Normal recurring employee cost increases for such things as salaries and hospitalization insurance and pension benefits represents approximately $150,000 of the increase. For 1998, in addition to normal recurring salary adjustments, it is expected certain employee benefit costs will increase, such as medical benefits which will rise approximately 14% or $36,000.

Occupancy and equipment expense increased $164,000 or 31% in 1997. Of this increase, $90,000 is due to additional costs related to the operation of the new branch offices. Depreciation costs associated with capital expenditures made during the fourth quarter of 1996, for a wide area network and teller terminal platform accounted for approximately $68,000 of the increase.

Other expenses for 1997 totaled $1.5 million, a $245,000 or 20% increase from the $1.2 million reported in 1996. Costs associated with the additional branch offices primarily accounted for this increase. Specifically, amortization of intangible assets increased approximately $114,000 due to the purchase of the Knox branch office in 1996. The remaining increase is principally attributed to the full year of operations of the branch offices.

In 1997, management began an assessment of the current data processing operation, including the space occupied by the data processing and bookkeeping departments located at the Emlenton office, and the impact of the branch expansion in 1996 on the available data processing capacity. This project resulted in the construction of the previously mentioned data processing center. While this facility will improve the efficiency with which daily transactions are processed, as well as, increasing the capacity to process transactions, the overhead associated with this facility will increase operating expenses approximately $65,000, annually.

In addition to the construction of the data center, the assessment of the Company's data processing system, indicated that based on growth projections, an upgrade or replacement of the existing equipment was needed. The assessment of hardware and software vendors began during the fourth quarter of 1997 and is expected to be completed early in the second quarter of 1998. Based on preliminary cost estimates, a complete upgrade of the data processing equipment and software could require a capital investment ranging from $250,000 to $500,000. The time frame for having this upgrade completed is the first quarter of 1999, so as to allow sufficient time to perform testing for year 2000 compliance.

Income Tax Expense

Income tax expense increased $110,000 or 25% during 1997 when compared to 1996, due to the 26% increase in income before income taxes.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND DECEMBER 31, 1996

Total assets at December 31, 1997, amounted to $133.9 million, an increase of $5.9 million or 5%, over total assets at December 31, 1996. The increase was funded by a $2.9 million or 3% increase in deposits, and a $2 million Federal Home Loan Bank Advance.

Investment Securities

Total investment securities decreased $8.5 million during 1997, to $38.0 million, as the proceeds from investment security sales and maturities were used to fund loan demand.

Information detailing the book value of the investment portfolio by security type and classification is presented in Note 4 to the consolidated financial statements.

--------------------------------------------------------------------------------
Graphic Omitted
--------------------------------------------------------------------------------

Loans

Loans receivable at December 31, 1997 totaled $86.1 million, an increase of $17.7 million or 26% from 1996. The establishment of the three additional offices during 1996, expanded Emclaire's market area and served to increase loan demand. The two newest markets accounted for approximately 53% of the total increase in loans.

--------------------------------------------------------------------------------
Graphic Omitted
--------------------------------------------------------------------------------

The loan growth generated during 1997, was largely from increases in loans secured by residential or commercial real estate. These segments of the portfolio increased $11.5 million or 33%, and $3.8 million or 33%, respectively. Of the residential mortgage loan increase, $2.5 million consisted of construction and purchase money mortgages originated with the assistance of a mortgage broker. Commercial loans grew $757,000 or 7%, while consumer loans increased $1.7 million or 14% during 1997. The increase in consumer loans is attributed to two direct mail solicitations during the year that generated approximately $1.2 million in new loans.

The following table presents the composition of the loan portfolio and the percentage of loans by type at December 31, 1997 an d1996 (dollars in thousands)

                                                               December 31,
                                                               ------------
                                                   1997                                 1996
                                                  ----                                  ----
                                                       % of loans                    % of loans
                                                            to                           to
                                           Amount      Total Loans      Amount       Total Loans
                                           ------      -----------      ------       -----------
Commercial and industrial                 $11,147          12.9%       $10,390           15.2%
Commercial and multi-family real estate    15,188          17.6         11,400           16.6
1 - 4 Family real estate                   45,709          53.1         34,251           50.1
Consumer                                   14,100          16.4         12,387           18.1
                                          -------         -----        -------          -----

        Total loans                        86,144         100.0%        68,428          100.0%
                                                          =====                         =====
Less: allowance for loan losses               874                          733
                                          -------                      -------

        Net loans                         $85,270                      $67,695
                                          =======                      =======

Loan Quality

Loans are subject to ongoing periodic monitoring by management and the Board of Directors. Loans are placed on nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful; but not longer than 90 days past due for non-real estate loans and 120 days past due for loans secured by real estate. Interest accrued and unpaid at the time the account is placed on nonaccrual status is generally charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income based upon management's assessment of the collectibility of the account.

At December 31, 1997, the Bank had $171,000 in loans greater than 90 days past due and still accruing interest, and $820,000 in loans on nonaccrual status.

Of the total non-performing loans, $685,000 in principal amounts of loans to a single customer were classified as impaired loans. A loan is considered to be impaired when, based on current information, it is probable the Company will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreement. These impaired loans consist of four commercial real estate loans to one borrower. The loans are secured by real estate. During 1996, the borrower sought bankruptcy protection under Chapter 11, and continues to operate. During 1997, $82,000 in payments were received on this account, resulting from the liquidation of collateral. Of the funds received, $68,000 was applied to principal and $14,000 was recognized as interest income. As part of management's ongoing assessment of its loan portfolio, $70,000 of the allowance for loan losses at December 31, 1997, has been allocated for these loans. Management believes the Company is adequately secured by the underlying collateral.

The following table sets forth non-performing loans at December 31, 1997 and 1996, along with nonaccrual loan interest data for 1997 (dollars in thousands):


                                                 December 31,
                                                 ------------
                                            1997             1996
                                            ----             ----

Loans past due 90 days or more and
     accruing                            $   171              111
Nonaccrual loans                             820              778
                                            ----         --------

     Non performing loans                   $991         $    889
                                            ====         ========

Non-performing loans to total loans         1.15%            1.30%
Allowance for loan losses to non-
     performing loans                      88.19            82.45
Non-performing loans to total assets         .74              .69

Nonaccrual loan interest data:
     Interest computed on original       $    81
                                         =======
     terms

     Interest recognized in income       $    15
                                         =======

At December 31, 1997, no real estate or other assets were held as foreclosed or repossessed property. In addition, based upon the ongoing quarterly review and assessment of credit quality management is not aware of any trends or uncertainties related to any accounts which might have a material adverse effect on future earnings, liquidity, or capital resources.

Based upon the results of the quarterly internal loan review process, and considering the trend of past loan losses and recoveries, as well as, the current risk elements in the loan portfolio, management believes the allowance for loan losses at December 31, 1997 is adequate. The following table presents management's estimate of the allocation of the allowance for loan losses among the loan categories, along with the percentage of loans in each category to total loans (dollars in thousands):


                                         December 31,          December 31,
                                             1997                  1996
                                             ----                  ----
                                                 % of Loans           % of Loans
                                                    to                     to
                                       Amount    Total Loans  Amount    Total Loans
                                        ----       ------     -----       ------

Commercial and industrial               $ 49        12.9%      $106         15.2%
Commercial & multi-family real estate    205        17.6        158         16.6
1-4 family real estate                    19        53.1         13         50.1
Consumer                                 101        16.4        106         18.1
 Unallocated                             500          --        350           --
                                        ----       -----       ----       ------

                                        $874       100.0%      $733        100.0%
                                        ====       =====       ====        =====

Deposits

Total deposits of $117.7 million at December 31, 1997, represented an increase of $3.0 million or 3% from December 31, 1996. The increase in deposits is princiaplly attributed to growth at the newest office locations.

See also, "Average Balance Sheets and Net Interest Analysis" for information related to the average amount and average interest rate paid on deposit accounts during 1997 and 1996. Information related to the maturity of time deposits of $100,000 and over at December 31, 1997 is presented in Note 8 of the accompanying consolidated financial statements.


--------------------------------------------------------------------------------
Graph Omitted
--------------------------------------------------------------------------------

Stockholders' Equity

Stockholders' equity increased $867,000 or 7% during 1997 to $13.5 million. This increase was the result of $769,000 of net retained earnings during the year.

In December 1997, the Company paid a 5% stock dividend resulting in the issuance of 51,453 shares of common stock.

--------------------------------------------------------------------------------
Graph Omitted
--------------------------------------------------------------------------------

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. The Company's market risk is comprised principally of interest rate risk. The Company's Asset/Liability committee is responsible for reviewing the interest rate sensitivity position of the Company and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by the Asset/Liability committee are subject to review by the Company's Board of Directors.

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

Interest rate sensitivity is the relationship of differences in the amounts and repricing dates of interest-earning assets and interest-bearing liabilities. In order to measure the impact on net interest income and pre-tax income, and to limit the adverse effect on earnings due to interest rate changes, Emclaire monitors interest rate sensitivity through gap and simulation analyses. The Company's gap model includes certain assumptions based on past experience and expected customer behavior during periods of rising or falling interest rates. These assumptions deal primarily with the interest rate changes for deposit accounts with no fixed maturity, such as savings, NOW and money market accounts. These assumptions have been developed through consideration of past events combined with estimates of future pricing practices.

The Company's policy is to limit the adverse change in annual pre-tax income to 5% based on an immediate change in interest rates of 200 basis points. At December 31, 1997, pre-tax income would be impacted by such a change in interest rates as follows:

Cuumulative gap at 1 year                              (7.4%)
Impact on pre-tax earnings
+ 200 basis points                                     (1.4 )
- 200 basis points
                                                       10.9

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

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $2.1 million in cash during 1997, generated principally from net income, and depreciation and amortization, as compared to the $959,000 provided during 1996. The primary reasons for the increase during 1997 was the increase in net income and the increased depreciation associated with capital expenditures made by the Company during the fourth quarter of 1996.

Investing activities consist primarily of loan originations and repayments, and investment purchases and maturities. These activities used $10.0 million in funds during 1997, principally for the net funding of loans which totaled $17.8 million for the year. This cash outlay exceeded funds received from investment repayments and maturities, totaling $9.2 million, and $2.0 million from securities sales. For 1996, investing activities used $12.5 million, resulting from $26.2 million in investment securities purchases, which were principally funded by $12.7 million received in the purchase of the Knox branch office operation.

Financing activities consisted of the solicitation and repayment of customer deposits, borrowings and repayments and the payment of dividends. For 1997, financing activities provided $4.6 million comprised on net deposit increases of $2.9 million and borrowings of $2.2 million. For 1996, the sale of common stock provided $2.9 million, while net deposits increased $11.6 million, exclusive of the funds acquired in the branch purchase.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, the Company has access to funds from other sources if a need for additional funds would arise. There are available lines of credit through the FHLB, along with a federal funds line of credit available through the Bank's primary correspondent bank. In addition, the Bank has access to funds through the discount window at the Federal Reserve Bank. The Company also has a ready source of funds through the available-for-sale component of the investment securities portfolio. The following table presents the amortized cost of the investment portfolio, the weighted average, tax equvalent yield and maturities at December 31, 1997 (dollars in thousands):

Available for Sale                                After 1 Year  After 5 Years
                                        Within        Within       Within         After
                                        1 Year       5 Years       10 Years       10 Years    Total
                                        ------       -------       --------       --------    -----

U. S. Treasury                         $ 4,503       $ 6,998       $    --        $  --      $11,501
U. S. Government Agency                    999         5,010            --           --        6,009
Obligations of states and
polictical subdivisions                   --           1,920           1,697         --        3,617
Corporate                                 --          10,067            --           --       10,067
                                       -------       -------       ---------      -------    -------
        Total                          $ 5,502       $23,995       $   1,697      $  --      $31,194
                                       =======       =======       =========      =======    =======

        Yield                             6.08%         6.55%           6.86%         - %       6.48%

Held to Maturity

U. S. Treasury                         $  --         $ 1,006       $    --        $  --      $ 1,006
Obligations of states and polictical
     subdivisions                        1,390          --              --           --        1,390
Corporate                                  904         2,074            --           --        2,978
Mortgage-backed securities                 272          --              --            411        683
                                       -------       -------       ---------      -------    -------

        Total                          $ 2,566       $ 3,080       $    --        $   411    $ 6,057
                                       =======       =======       =========      =======    =======

        Yield                             5.99%         6.19%           --  %        6.46%      6.12%

The following table presents the maturity distribution and interest rate sensitivity of commercial and industrial loans, and commercial and multi-family real estate loans at December 31, 1997 (dollars in thousands):

                                                       After 1 Year
                                                          Within    Within
                                                          1 Year    5 Years       After 5 Years    Total
                                                          ------    -------       -------------    -----

Commercial and industrial                                 $ 6,316   $ 4,414        $   417        $11,147
Commercial and multi-family real estate                     3,002     5,346          6,840         15,188
                                                          -------   -------        -------        -------

                                                          $ 9,318   $ 9,760        $ 7,257        $26,335
                                                          =======   =======        =======        =======

Predetermined interest rates                              $ 3,189   $ 6,654        $ 4,237        $14,080
Floating interest rates                                     6,129     3,106          3,020         12,255
                                                          -------   -------        -------        -------

                                                          $ 9,318   $ 9,760        $ 7,257        $26,335
                                                          =======   =======        =======        =======


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

The Company anticipates it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan fundings. At December 31, 1997, loan and letter of credit commitments totaled $9.3 million. Many of these commitments are in the form of lines of credit and letters of credit which are available for use by the borrower, but are generally not drawn on. Certificates of deposit scheduled to mature in one year or less totaled $25.6 million at December 31, 1997.

Capital Resources

Capital adequacy is the ability of the Company to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. Management continually monitors these capital requirements and believes the Company to be in compliance with these regulations at December 31, 1997.

The Bank's regulatory capital position at December 31, 1997, as compared to the minimum regulatory capital requirements imposed on the Bank by banking regulators at that date is presented in Note 14 of the accompanying financial statements. Management is not aware of any actions contemplated by banking regulators which would result in the Bank being in non-compliance with any of the above requirements.

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

YEAR 2000

The Company formed a committee in September 1997, to implement an action plan designed to ensure the Company's computer systems, software applications and other date reliant equipment would function properly after December 31, 1999. This process involves identifying all equipment, software and third party providers, deemed to be critical to the Company's daily operations, and ascertaining if these products or product providers are Year 2000 compliant.

For items or vendors that are not compliant and have not achieved significant progress toward compliance by October 1, 1998, the committee will implement contingency plans to either replace the product or vendor, or implement an alternative procedure to mitigate the affected area.

All software programs used by the Company are purchased directly from vendors, and are not modified internally by the Company. This eliminates the need for the direct hiring of programmers to rewrite or modify computer software.

The total cost of this project has not yet been determined, but it is not expected to have a material impact on the financial condition or results of operations of the Company. Personnel and other costs resulting from this project will be expensed as incurred. Expenditures for hardware and software purchases will be capitalized in accordance with policy.

Management believes that substantially all date reliant equipment and software will be tested and, if needed, upgraded or replaced by December 31, 1998. In addition, assessments of significant vendors, service providers and customers will also be completed. Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Company, such as customers, vendors, payment system providers and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have a material adverse impact on the operations of the Company.

COMMON STOCK INFORMATION

Prior to December 1996, there was no established public trading market for the Company's common stock. In December 1996, the Company began trading its stock in the local over-the-counter market through the National Association of Securities Dealers OTC Electronic Bulletin Board. Price quotations from the fourth quarter of 1996 forward, reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following table summarizes the high and low prices and dividend information since January 1, 1996, after adjustment for a 5% stock dividend paid in December 1997, and a 4-for-1 stock split effected June 20, 1996. Prices are based upon information made available to the Company. Cash dividends are declared on a quarterly basis.

                               1997                          1996
                               ----                          ----
                                        Dividend                   Dividend
                     High       Low     Declared   High      Low   Declared

First Quarter       $14.75    $13.25      $.105  $   --    $   --    $.095
Second Quarter       15.00     13.25       .105   11.25     11.25     .105
Third Quarter        16.67     14.28       .114      --        -      .105
Fourth Quarter       17.00     16.25       .114   13.50     13.00     .105


At December 31, 1997, the Company had approximately 590 shareholders of record.

BOARD OF DIRECTORS

Ronald L. Ashbaugh                             J. Michael King
Retired President                              Senior Partner
Emclaire Financial Corp. and                   Lynn, King & Schreffler
Farmers National Bank                          Attorneys at Law

David L. Cox                                   John B. Mason
President, Emclaire Financial Corp.            H.B. Beels & Sons, Inc.
President, Farmers National Bank
                                               Brian C. McCarrier
Bernadette H. Crooks                           President - Interstate Pipe and Supply
Retired Retailer
Crooks Clothing                                Elizabeth C. Smith
                                               Retired
George W. Freeman                              Former Owner-The Inn at Oakmont
Freeman's Tree Farm
                                               Director Emeritus
Rodney C. Heeter
Heeter Lumber, Co.                             Dr. Clinton R. Coulter
                                               Retired Medical Doctor
Robert L. Hunter
Hunter Truck Sales and Service                 The above listed persons are members of the Boards
Hunter Leasing                                 of Directors of both the Company and the Bank.


EXECUTIVE OFFICERS

Emclaire Financial Corp.                       Farmers National Bank

David L. Cox                                   David L. Cox
President and Chief Executive Officer          President and Chief Executive Officer

Ronald L. Larimore                             Ronald L. Larimore
Secretary                                      Vice President/Cashier and
                                               Chief Operations Officer
John J. Boczar, CPA
Treasurer                                      John J. Boczar, CPA
                                               Vice President and Chief Financial Officer

                                               Robert W. Foust
                                               Vice President and Branch Administrator

OTHER OFFICERS

Edith M. Beckwith                  Allan I. Johnson                   Fred S. Port
Manager - Eau Claire               Manager - Knox                     Manager - Clarion

Scott B. Daum                      James W. LeVier                    Joseph M. Sporer
Manager - Human Resources          Assistant Vice President           Assistant Vice President
                                   Compliance Officer                 Manager - Consumer Loans
Janice F. Dittman
Manager - Data Processing          Thomas E. McFadden                 Robert A. Vernick
                                   Assistant Vice President           Assistant Vice President
Cindy L. Elder                     Assistant Cashier                  Manager - Bon Aire
Assistant Vice President
Manager - Emlenton                 Troy J. Moore
                                   Acting Manager - East Brady


ANNUAL MEETING

The Annual Meeting of Shareholders of Emclaire Financial Corp. will be held at the Farmers National Bank Data Processing Center, 708 Main Street, Emlenton, Pennsylvania, on Wednesday, May 20, 1998 at 7:00 p.m.

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

TRANSFER AGENT

Emclaire Financial Corp.
612 Main Street
P.O. Drawer D
Emlenton, PA 16373
(724) 867-2311

Emclaire Financial Corp. common stock is quoted on the OTC Electronic Bulletin Board under the symbol "EMCF". The following companies act as market makers:

                           Hopper Soliday & Co., Inc.
                                1703 Oregon Pike
                               Lancaster, PA 17601
                                 (800) 646-8647

                            E. E. Powell & Co., Inc.
                                 1100 Gulf Tower
                              Pittsburgh, PA 15219
                                 (412) 391-4594

                           F. J. Morrissey & Co., Inc.
                         1700 Market Street - Suite 1420
                             Philadelphia, PA 19103
                                 (215) 563-8500

                                 Ryan Beck & Co.
                                 80 Main Street
                              West Orange, NJ 07052
                                 (201) 325-3200

                            BRANCH OFFICE LOCATIONS

         Emlenton                     Eau Claire              Clarion - 2 Locations       Knox - 2 Locations
      612 Main Street          207 S. Washington Street       Sixth & Wood Streets          Rt. 338 South
    Emlenton, PA 16373           Eau Claire, PA 16030           Clarion, PA 16214           Knox, PA 16232
      (724) 867-2311                (724) 791-2591               (814) 226-7523             (814) 797-2200

                                                                     and                       and
        East Brady                      Butler
     323 Broad Street               Bon Aire Plaza                Clarion Mall           Main & State Streets
   East Brady, PA 16028         1101 North Main Street           I-80 and Rt. 68            Knox, PA 16232
      (724) 526-5793               Butler, PA 16003                Clarion, PA              (814) 797-1136
                                    (724) 283-4666               (814) 226-7488
