Form 10KSB, Exhibit 13
period 1998-12-31
EMCLAIRE FINANCIAL CORP
filed 1999-04-14
CIK 858800

EXHIBIT 13

    Annual Report to Stockholders for the fiscal year ended December 31, 1998

1998
ANNUAL REPORT

[GRAPHIC OMITTED]

The Cover

Elk County Courthouse - Ridgway, PA

The construction of the Elk County Courthouse commenced with a cornerstone laying ceremony on July 16, 1879 and was completed on December 28, 1880. Costs of construction totaled approximately $65,000, including the bell tower and clock. At the time of completion, it was noted the construction costs represented $4.96 for every resident of the county.

The building was designed by J. P. Marston, and is modeled after the Warren County Courthouse, for which Marston was also the architect and builder. The original masonry structure, constructed of brick and sandstone taken from the hills surrounding Ridgway, stood approximately 110 feet by 64 feet. The tower was topped with a zinc statue of the Goddess of Justice which stood 130 feet above street level.

Since its completion in 1880 the courthouse has undergone a number of renovations and improvements. From the addition of the law library in 1894 to an extensive renovation in 1970, attempts have been made to improve and enhance the structure. In 1994, the Centennial Building adjacent to the courthouse was purchased and renovated from 1995 to 1997 into the Courthouse Annex.


Acknowledgment: Cover Photograph: Elk County Courthouse, circa 1910; Courtesy of The Elk County Historical Society

[OBJECT OMITTED]

Emclaire Financial Corp.


1998 ANNUAL REPORT
TABLE OF CONTENTS

President's letter                                        1
Selected Financial Data                                   2
Consolidated Financial Statements                       3 - 6
Notes to Consolidated Financial Statements              7 - 22
Report of Independent Auditors                            23
Management's Discussion and Analysis of
     Financial Condition and Results of Operations     24 - 35
Common Stock Information                                  36

Dear stockholders and friends:

As we reflect on the year 1998, we can honestly say "here we grow again". We began with the addition of our Clarion Mall Office in March, and continued with the purchase of Peoples Savings Bank, with offices in Ridgway, Brookville, and DuBois. The three former offices of Peoples were integrated into our system as of the end of August. Our branching network now covers six counties and consists of eleven offices. The growth encountered over the past year has offered us new markets for our type of community banking.

During 1998, we erected a new data processing facility on Main Street in Emlenton. This facility, which we occupied in August, offers us the ability to service our branching network now and in the future. In addition to the new building, we replaced our computer with a new enterprise server and upgraded our software. We also purchased a new check sorter and imaging system. The new system allows us to be more efficient and gives our customers the added convenience of check imaging. Year 2000 issues were a major factor in our conversion to the new system at this time. All our testing and verification of the new system, which was completed at the beginning of 1999, indicates that our systems are ready for the new millennium.

Growth and expansion has not come without its challenges. Since 1995 our bank has almost doubled in asset size, growing from $98.6 million, year end 1995, to $194.1 million, year end 1998. During this same period, we increased our number of offices from four branches, serving three counties, to eleven branches, serving six counties. With the purchase of Peoples Savings Bank, we also added 270 shareholders and now have 747 shareholders of record. We would like to welcome those new members to our banking family.

Total assets increased to $194.1 million for 1998, which amounted to a 44.9% increase. Total deposits increased $52.2 million or 44.4%. Although the purchase of Peoples Savings Bank accounted for a major portion of this increase, our other nine offices showed an impressive 15% deposit growth rate for 1998. This is a direct reflection of the dedication of our employees and their efforts throughout the Bank. Stockholders' equity at December 31, 1998 amounted to $21.1 million. This represented a 56.3% or $7.6 million increase from the prior year. This increase was attributed mainly to the purchase transaction of Peoples Savings Bank. Net income increased by 6.4% for the year, which equated to a per share earning of $1.12.

As previously stated, growth presents many new challenges for management, employees and the Board of Directors. Over the past five years we have been able to expand into new markets and increase our market share in existing markets. We have accomplished this through branch purchases, de novo branches, Peoples Savings Bank purchase, and normal deposit growth. The challenge that faces us in the future will be to profitably increase our market share. We will only be able to succeed in this endeavor if we have the assistance of our employees.

The next twelve months will be spent reviewing our organizational structure, developing our employees, and increasing our customer service. To this end, we have solicited the services of J. L. Nick & Associates, Inc., a human resource consulting firm from Erie, Pennsylvania. They will be developing our human resource function and employee training program, while also aiding us with organizational analysis. Our employees are one of our most valuable assets. In order to properly manage the growth we have experienced, we must recruit, develop, and train the best employees.

During the next five years our Bank will have many opportunities that will present unique challenges. The banking philosophy we have developed over the past years will serve us well into the future. Concern for our customers, employees, and shareholders will be paramount to our success. I would like to invite every shareholder to attend the annual meeting on May 10, 1999 to be held at our Data Center in Emlenton. Please feel free to come and discuss the future of our organization.


Sincerely,

/s/ David L. Cox
-------------------------------------
David L. Cox
President and Chief Executive Officer

EMCLAIRE FINANCIAL CORP.
Selected Financial Data

                                                                                Year Ended December 31,
                                                    ------------------------------------------------------------------------------
                                                        1998             1997            1996            1995            1994
                                                    --------------   -------------   -------------   -------------   -------------
SUMMARY OF EARNINGS
Interest income                                          $ 11,343        $  9,523        $  8,098        $  7,437        $  6,751
Interest expense                                            4,669           3,727           3,352           2,986           2,573
                                                    --------------   -------------   -------------   -------------   -------------
Net interest income                                         6,674           5,796           4,746           4,451           4,178
Provision for loan losses                                     200             220             120             143             132
                                                    --------------   -------------   -------------   -------------   -------------
Net interest income after
   provision for loan losses                                6,474           5,576           4,626           4,308           4,046
Other income                                                  793             596             427             389             384
Other expense                                               5,354           4,382           3,636           3,005           2,899
                                                    --------------   -------------   -------------   -------------   -------------
Income before income taxes and
  cumulative effect adjustment                              1,913           1,790           1,417           1,692           1,531
Applicable income tax expense                                 590             546             436             520             454
                                                    --------------   -------------   -------------   -------------   -------------

NET INCOME                                               $  1,323        $  1,244         $   981        $  1,172        $  1,077
                                                    ==============   =============   =============   =============   =============

PER SHARE DATA (1)
Earnings per share                                       $   1.12        $   1.15        $   1.15        $   1.40        $   1.28
Dividends paid                                           $    .50        $    .44        $    .41        $    .43        $    .38
Book value per share at period end                       $  15.12        $  12.48        $  11.68        $  10.76        $   9.72
Average number of shares outstanding                    1,186,540       1,081,453         852,403         839,160         839,160

STATEMENT OF CONDITION STATISTICS
(At end of period)
Assets                                                   $194,132        $133,956        $128,002        $ 98,599        $ 96,714
Deposits                                                  169,870         117,655         114,725          88,944          87,986
Loans                                                     134,249          86,144          68,428          64,322          64,086
Allowance for loan losses                                   1,336             874             733             687             688
Federal funds sold                                          9,700               -           3,500           2,500             900
Investment securities                                      32,321          38,034          46,483          26,361          25,436
Stockholders' equity                                       21,101          13,498          12,631           9,032           8,155

SIGNIFICANT RATIOS
Return on average equity                                     8.08%           9.57 %         10.33 %         13.56 %         13.80 %
Return on average assets                                     0.85             .96             .89            1.20            1.12
Net yield on earning assets                                  4.70            4.87            4.68            4.97            4.81
Net loans as a percent of deposits                          78.24           72.47           59.01           71.55           72.05
Equity to assets at period end                              10.87           10.08            9.87            9.16            8.43
Earning average assets to total assets                      92.82           93.10           93.63           94.11           92.84
Average interest bearing liabilities to assets              74.47           74.71           77.02           77.26           78.36
Dividends as a percent of net income                        44.64           38.26           35.65           30.71           29.69
Allowance for loan losses to total loans                     1.00            1.01            1.07            1.07            1.07
Full time equivalent employees                              88              75              74              52              47
Banking offices                                             11               7               7               4               4

(1) - Adjusted for a 5% stock dividend in 1997, and a 4-for-1 stock split in 1996.

                                             EMCLAIRE FINANCIAL CORP.
                                            CONSOLIDATED BALANCE SHEET
                                              (Dollars in thousands)

                                                                      December 31,
                                                                 1998            1997
                                                              ---------       ---------
ASSETS
Cash and due from banks                                        $  8,989        $  4,975
Federal funds sold                                                9,700               -
Time deposits with other financial institutions                     100               -
Investment securities (Note 4):
         Available for sale                                      28,929          31,977
         Held to maturity (estimated market value
         of $3,419 and $6,053)                                    3,392           6,057
Loans (Note 5)                                                  134,249          86,144
Less allowance for loan losses (Note 6)                           1,336             874
                                                               --------        --------
         Net loans                                              132,913          85,270
Premises and equipment (Note 7)                                   3,625           2,619
Accrued interest and other assets                                 6,484           3,058
                                                               --------        --------
         TOTAL ASSETS                                          $194,132        $133,956
                                                               ========        ========
LIABILITIES
Deposits
         Noninterest bearing demand                            $ 24,746          19,765
         Interest bearing demand                                 22,026          17,276
         Savings                                                 22,527          16,261
         Money market                                            21,381          18,077
         Time (Note 8)                                           79,190          46,276
                                                               --------        --------
         Total deposits                                         169,870         117,655
Obligation under capital lease                                       19              63
Borrowed funds (Note 12)                                          2,000           2,200
Accrued interest and other liabilities                            1,142             540
                                                               --------        --------
         TOTAL LIABILITIES                                      173,031         120,458
                                                               --------        --------
STOCKHOLDERS' EQUITY
         Preferred stock, par value $1.00;
         3,000,000 shares authorized; none issued                     -               -
         Common stock, par value $1.25 per share;
         12,000,000 shares authorized; 1,395,852
         and 1,081,453 shares issued in
         1998 and 1997, respectively                              1,745           1,352
         Additional paid-in capital                              10,871           4,432
         Retained earnings                                        8,192           7,492
         Net unrealized gain on securities                          293             222
                                                               --------        --------
         TOTAL STOCKHOLDERS' EQUITY                              21,101          13,498
                                                               --------        --------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $194,132        $133,956
                                                               ========        ========


See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME
                (Dollars in thousands, except per share amounts)

                                                                                           Year Ended December 31,
                                                                                           1998             1997
                                                                                      ---------------- ----------------
 INTEREST INCOME
      Loans, including fees                                                                $    8,943      $     6,969
      Interest bearing deposits in other banks                                                     41                1
      Federal funds sold                                                                          226               89
      Investment securities:
          Taxable                                                                               1,940            2,279
          Exempt from federal income tax                                                          193              185
                                                                                      ---------------- ----------------
             Total interest income                                                             11,343            9,523
                                                                                      ---------------- ----------------

 INTEREST EXPENSE
      Deposits                                                                                  4,550            3,655
      Borrowed funds                                                                              117               67
      Lease obligation                                                                              2                5
                                                                                      ---------------- ----------------
             Total interest expense                                                             4,669            3,727
                                                                                      ---------------- ----------------

 NET INTEREST INCOME                                                                            6,674            5,796

 Provision for loan losses                                                                        200              220
                                                                                      ---------------- ----------------

 NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES                                                                 6,474            5,576
                                                                                      ---------------- ----------------

 OTHER OPERATING INCOME
     Service fees on deposit accounts                                                             551              476
     Other                                                                                        242              120
                                                                                      ---------------- ----------------
             Total other operating income                                                         793              596
                                                                                      ---------------- ----------------

 OTHER OPERATING EXPENSE
      Salaries and employee benefits                                                            2,474            2,240
      Occupancy, furniture and equipment                                                          938              688
      Other (Note 9)                                                                            1,942            1,454
                                                                                      ---------------- ----------------
             Total other operating expense                                                      5,354            4,382
                                                                                      ---------------- ----------------

 Income before income taxes                                                                     1,913            1,790
 Income taxes (Note 10)                                                                           590              546
                                                                                      ---------------- ----------------

 NET INCOME                                                                                $    1,323      $     1,244
                                                                                      ================ ================

 EARNINGS PER SHARE                                                                        $     1.12      $      1.15

 AVERAGE SHARES OUTSTANDING                                                                 1,186,540        1,081,453


 See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
                 (Dollars in thousands except per share amounts)

                                                                                                           Net
                                                                    Additional                         Unrealized
                                                    Common           Paid-in          Retained          Gains on
                                                     Stock           Capital          Earnings         Securities          Total
                                                     -----           -------          --------         ----------          -----
Balance, December 31, 1996                         $  1,288         $  3,622          $  7,597            $  124        $  12,631
Comprehensive income:
  Net income                                                                             1,244                              1,244
  Other comprehensive income, net
         Unrealized gains on
         securities of $148                                                                                   98               98
                                                                                                                          -------
Total comprehensive income                                                                                                  1,342

Dividends declared
($.44 per share)                                                                          (474)                              (474)
Five percent stock dividend including
  fractional shares cash paid (Note 15)                  64              810              (875)                                (1)
                                                      -----            -----          --------            ------           ------
Balance, December 31, 1997                            1,352            4,432             7,492               222           13,498

Comprehensive income:
  Net income                                                                             1,323                              1,323
  Other comprehensive income, net
         Unrealized gains on
         securities of $108                                                                                   71               71
                                                                                                                           ------
Total comprehensive income                                                                                                  1,394
Dividends declared ($.50 per share)                                                       (623)                              (623)
Issuance of 314,399 shares of
  common stock in acquisition
  transaction (Note 3)                                  393            6,439                                                6,832
                                                    -------         --------          --------            ------          -------
Balance, December 31, 1998                         $  1,745         $ 10,871          $  8,192           $   293        $  21,101
                                                    =======          =======           =======            ======         ========

See accompanying notes to the consolidated financial statements.

                            EMCLAIRE FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)

                                                                                             Year Ended December 31,
                                                                                             1998               1997
                                                                                       -----------------  -----------------
OPERATING ACTIVITIES
     Net income                                                                              $    1,323         $    1,244
     Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and amortization                                                           788                598
            Net amortization of investment security
                discounts and premiums                                                              147                198
            Provision for loan losses                                                               200                220
            Deferred income taxes                                                                   (47)                (3)
            Decrease in accrued interest receivable                                                  21                102
            Increase (decrease) in accrued interest payable                                        (113)                 2
            Other, net                                                                             (170)              (250)
                                                                                       -----------------  -----------------
                Net cash provided by operating activities                                         2,149              2,111
                                                                                       -----------------  -----------------

INVESTING ACTIVITIES
     Proceeds from maturities and repayments of investment securities:
            Available for sale                                                                    5,500              5,000
            Held to maturity                                                                      2,623              4,157
     Proceeds from sales of investment securities:
            Available for sale                                                                        -              1,990
     Purchases of investment securities:
            Available for sale                                                                   (1,903)            (2,748)
     Net loan originations                                                                      (12,395)           (17,813)
     Purchases of premises and equipment                                                         (1,118)              (588)
     Proceeds from sales of premises and equipment                                                    -                 10
     Proceeds from sale of foreclosed assets                                                        343                  -
     Net proceeds from acquisition (Note 3)                                                       2,232                  -
                                                                                       -----------------  -----------------
                Net cash used for investing activities                                           (4,718)            (9,992)
                                                                                       -----------------  -----------------

FINANCING ACTIVITIES
     Net increase in deposits                                                                    17,150              2,930
     Increase (decrease) in short-term borrowings                                                  (200)               200
     Proceeds from borrowed funds                                                                     -              2,000
     Payments for obligation under capital lease                                                    (44)               (41)
     Cash dividends paid, including fractional shares                                              (623)              (475)
                                                                                       -----------------  -----------------
                Net cash provided by financing activities                                        16,283              4,614
                                                                                       -----------------  -----------------

                Increase (decrease) in cash and cash equivalents                                 13,714             (3,267)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                    4,975              8,242
                                                                                       -----------------  -----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                    $    18,689         $    4,975
                                                                                       =================  =================

See accompanying notes to the consolidated financial statements.

EMCLAIRE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

Emclaire Financial Corp. ("Company") is a Pennsylvania corporation organized as the holding company of The Farmers National Bank of Emlenton ("Bank"). The Bank is a national association headquartered in Emlenton, Pennsylvania. The Company's principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial real estate, commercial and consumer loans, as well as a variety of deposit services offered to its customers through eleven offices. The Company is supervised by the Board of Governors of the Federal Reserve System, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

Basis of Presentation
---------------------

The consolidated financial statements of the Company include its wholly-owned subsidiary, the Bank. All intercompany transactions have been eliminated in consolidation. The investment in subsidiary on the parent company financial statements is carried at the parent company's equity position in the underlying net assets.

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from those estimates.

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

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual lives of the related loans.

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

The Company considers a commercial or commercial real estate loan to be impaired when, based on current information and events, it is probable the Company will be unable to collect principal or interest due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Residential mortgage loans and consumer loans are large groups of smaller balance homogenous loans and are measured for impairment collectively. Loans that experience insignificant payment delays are, generally not classified as impaired. The significance of payment delays is determined on a case by case basis, considering the length of the delay, the prior payment record, the amount of the shortfall, and the principal and interest owed

Payments received on impaired loans are applied against the recorded investment in the loan. For loans other than those that the Company expects repayment through liquidation of the collateral, when the remaining recorded investment in the impaired loans is less than or equal to the present value of the expected cash flows, income is recorded on a cash basis.

Premises and Equipment
----------------------

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Other Real Estate Owned
-----------------------

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

Intangible Assets
-----------------

Goodwill is the excess cost over net tangible assets and identified intangible assets acquired through purchase acquisitions. This intangible asset, included in other assets and totaling $3,218,000 and $683,000, at December 31, 1998 and 1997, respectively is amortized using the straight-line method over a period not to exceed 25 years. Core deposit intangible premiums totaling $1,063,000 and $655,000 at December 31, 1998 and 1997, respectively, are included in other assets and are amortized on a straight-line basis over the average remaining lives of the acquired deposits, not to exceed eight years. Goodwill and other intangible assets are periodically reviewed for possible impairment.

Pension Plan
------------

The Bank maintains a noncontributory defined benefit pension plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates near retirement.

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

Comprehensive Income
--------------------

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This statement defines comprehensive income as net income as currently reported, as well as certain changes in assets and liabilities, such as unrealized gains and losses on investment securities available for sale. Statement 130 requires the presentment of comprehensive income and its components in a full set of general purpose financial statements. The Company has elected to report the effects of Statement 130 as part of the Consolidated Statement of Changes in Stockholders' Equity.

Earnings Per Share
------------------

The Company maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share computations are based on the weighted average number of shares outstanding of 1,186,540 and 1,081,453 for 1998 and 1997, respectively.

Cash Flow Information
---------------------

The Company has defined cash equivalents as those amounts included in due from banks and federal funds sold.

Cash payments for interest in 1998 and 1997 were $4,571,000 and $3,725,000, respectively. Cash payments or income taxes in 1998 and 1997 were $608,000 and $625,000, respectively.

Assets acquired, net of cash, and liabilities assumed in the acquisition of Peoples Savings Financial Corporation amounted to $40,289,000 and $35,689,000.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

Employer's Disclosures About Pension and Other Post Retirement Benefits
-----------------------------------------------------------------------

In February 1998, the Financial Accounting Standards Board issued Statement No. 132 "Employer's Disclosures about Pensions and Other Post Retirement Benefits." This statement revised employers' disclosures pertaining to pension and other post retirement benefits, by standardizing the disclosure requirements for pension and other post retirement benefits to the extent practicable; and by requiring additional information on changes in the benefit obligations and the fair value of plan assets to facilitate financial analysis. This statement requires changes in disclosure only, and its adoption had no effect on the financial condition, results of operation, or liquidity of the company

Accounting for Derivative Instruments and Hedging Activities
------------------------------------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", requiring that derivative instruments be carried at fair value on the balance sheet. The statement allows for the continued use of derivatives to hedge various risks, and sets forth specific criteria to be used to determine when hedge accounting should be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivatives and the hedged asset or liability to be recognized in earnings in the same period.

This statement becomes effective for interim and annual reporting beginning January 1, 2000. The impact on the financial position and results of operations of the Company in adopting this statement are not currently determinable.

3.   ACQUISITION

On August 31, 1998, the Company completed the acquisition of Peoples Savings Financial Corporation ("Peoples"), in a transaction accounted for as a purchase. This transaction was consummated through the issuance of 314,399 shares of Emclaire common stock and a cash payment of $5,684,000, and was valued at approximately $12.6 million. Under the terms of the Agreement and Plan of Reorganization, Peoples' wholly-owned subsidiary, Peoples Savings Bank, was merged into and became part of the Bank. The results of operations for the three branch offices acquired in this transaction are included in the accompanying financial statements since the date of acquisition. As a result of this transaction, total consolidated assets increased approximately $42.1 million, including net fair value and identifiable intangible asset adjustments of $917,000, and goodwill of $2.6 million. The fair value adjustments and identifiable intangible assets are being amortized over two to twenty years. The resulting goodwill is being amortized over 25 years..

The following summarizes unaudited pro forma information, assuming the merger had occurred January 1, 1997:


                                     1998               1997
                                  -----------        ----------

Net interest income               $    7,402         $    7,009
                                  ===========        ==========
Net income                        $      707         $    1,136
                                  ===========        ==========
Earnings per share                $     0.51         $     0.81
                                  ===========        ==========

This proforma information does not purport to be indicative of the results of operations which would have resulted had the acquisition been consummated on the date assumed.

4.   INVESTMENT SECURITIES


The amortized cost and estimated market values of investment securities are summarized as follows (in thousands):

Available for Sale                                                             1998
                                                  --------------------------------------------------------------------
                                                                          Gross             Gross           Estimated
                                                      Amortized         Unrealized        Unrealized          Market
                                                        Cost              Gains            Losses             Value
                                                        ----              -----            ------             -----
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                      $   12,001         $     203          $      -        $   12,204
Obligations of states and political
     subdivisions
                                                         4,252                65                 -             4,317
Corporate notes
                                                         9,971               192                 -            10,163
Mortgage-backed securities                                   9                 -                 -                 9
                                                        ------            ------             -----            ------
            Total debt securities                       26,233               460                 -            26,693
Marketable equity securities including
     equity investments in Federal Reserve
     and Federal Home Loan Banks                         2,252                 -               (16)            2,236
                                                        ------            ------             -----            ------
            Total                                  $    28,485         $     460         $     (16)       $   28,929
                                                        ======            ======             =====            ======

Held to Maturity                                                               1998
                                                  ---------------------------------------------------------------------
                                                                           Gross             Gross           Estimated
                                                       Amortized         Unrealized        Unrealized          Market
                                                         Cost              Gains            Losses             Value
                                                         ----              -----            ------             -----
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                     $     1,003          $     19         $       -        $    1,022
Corporate notes                                          2,044                18                 -             2,062
Mortgage-backed securities                                 345                 -               (10)              335
                                                        ------            ------             -----            ------

            Total                                  $     3,392          $     37         $     (10)       $    3,419
                                                        ======            ======             =====            ======


Available for Sale                                                             1997
                                                  --------------------------------------------------------------------
                                                                           Gross             Gross           Estimated
                                                       Amortized         Unrealized        Unrealized          Market
                                                         Cost              Gains            Losses             Value
                                                         ----              -----            ------             -----
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                      $   17,510         $     163        $      (1)        $   17,672
Obligations of states and political
     subdivisions                                        3,617                43                -              3,660
Corporate notes                                         10,067               134               (3)            10,198
                                                       -------           -------          --------         ---------
            Total debt securities                       31,194               340               (4)            31,530
                                                       -------           -------          --------         ---------
Equity investment in Federal Reserve
     and Federal Home Loan Banks                           447                 -                 -               447
                                                       -------           -------          --------         ---------
            Total                                   $   31,641         $     340         $      (4)       $   31,977
                                                    ==========         =========         =========        ==========

Held to Maturity                                                               1997
                                                  --------------------------------------------------------------------
                                                                           Gross             Gross           Estimated
                                                       Amortized         Unrealized        Unrealized          Market
                                                         Cost              Gains            Losses             Value
                                                         ----              -----            ------             -----

U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                      $    1,006          $      7         $       -        $    1,013
Obligations of states and political
     subdivisions                                        1,390                 1                 -             1,391
Corporate notes                                          2,978                10                (3)            2,985
Mortgage-backed securities                                 683                 -               (19)              664
                                                       -------           -------          --------         ---------
            Total                                   $    6,057          $     18         $     (22)       $    6,053
                                                    ==========          ========         =========        ==========

No sales of securities were transacted during 1998. Proceeds from the sale of investment securities classified as available for sale totaled $1,990,000 for 1997. No gains or losses resulted from these sales.

Investment securities with a carrying value of approximately $5,779,000 and $5,738,000 at December 31, 1998 and 1997, respectively, were pledged to secure deposits and for other purposes as required by law. The carrying value approximated the estimated market value of the investment securities for both years.

The amortized cost and estimated market value of debt securities at December 31, 1998, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Available for Sale                   Held to Maturity
                                                   -----------------------------        ----------------------------
                                                                       Estimated                           Estimated
                                                     Amortized           Market          Amortized           Market
                                                        Cost              Value             Cost              Value
                                                        ----              -----             ----              -----
Due in one year or less                             $    7,824        $    7,879        $    1,017        $    1,024
Due after one year through five years                   16,954            17,340             2,030             2,060
Due after five years through ten years                   1,455             1,474                 -                 -
After ten years                                              -                 -               345               335
                                                   -----------       -----------        ----------        ----------
            Total                                   $  26,233         $  26,693         $   3,392         $   3,419
                                                   ===========       ===========       ===========        ==========

5.   LOANS


Major classifications of loans are summarized as follows (in thousands):

                                                    1998               1997
                                                    ----               ----

Commercial and industrial                     $    14,223        $    11,147
Real estate mortgages
     Residential                                   87,137             45,709
     Commercial and other                          18,381             15,188
Consumer                                           14,508             14,100
                                                  -------            -------
                                                  134,249             86,144
Less allowance for loan losses                      1,336                874
                                                  -------            -------
            Total                             $   132,913        $    85,270
                                              ===========        ===========



In the normal course of business, loans are extended to directors, executive officers, and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness, with the exception of consumer and residential mortgage loans granted to executive officers which carry an interest rate one percent below that quoted non-employees. Such loans, which are included in the following schedule, totaled $167,000 and $197,000 at December 31, 1998 and 1997, respectively. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 1998, is as follows (in thousands):




                                              Repayments
       1997              New Loans            and Other              1998
       ----              ----------           ----------             ----

      $1,168                864                  515                $1,517



The Bank's primary business activity is with customers located within Venango, Butler, Clarion, Clearfield, Elk and Jefferson Counties. Commercial, residential and personal loans are granted. Although the Bank has a diversified loan portfolio at December 31, 1998 and 1997, loans outstanding to individuals and businesses are dependent upon the local economic conditions within the immediate trade area.

6.   ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                   1998               1997
                                                   ----               ----

Balance, January 1                            $     874          $     733

     Allowance related to loans acquired            349                  -
     Provision                                      200                220
     Recoveries                                      26                 29
     Charge-offs                                   (113)              (108)
                                               --------           --------
Balance, December 31                          $   1,336          $     874
                                               ========          =========


At December 31, 1998 and 1997, the recorded investment in loans which are considered to be impaired was $515,000 and $685,000, respectively, all of which was placed in nonaccrual status. In addition, $40,000 and $70,000 of the related allowance for loan losses has been allocated for these impaired loans at December 31, 1998 and 1997, respectively. There were also commitments for unfunded letters of credit totaling $7,500, to a borrower with outstanding loans considered to be impaired, in both years. The average recorded investment in impaired loans during the years ended December 31, 1998 and 1997, was approximately $575,000 and $719,000, respectively. No interest income was recognized on impaired loans during 1998. Interest income totaling $14,000 was recognized on impaired loans in 1997, all of which was recognized using the cash basis method of income recognition.


7.   PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows (in thousands):


                                            1998               1997
                                            ----               ----

Land and improvements                  $     304          $     256
Buildings                                  2,752              1,431
Construction in process                        -                489
Leasehold improvements                       183                148
Furniture and fixtures                     2,343              1,695
                                          ------             ------
                                           5,582              4,019
Less accumulated depreciation              1,957              1,400
                                          ------             ------
            Total                      $   3,625          $   2,619
                                        ========            =======

Depreciation and amortization charged to operations was $365,000 in 1998 and $272,000 in 1997.

8.   TIME DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $10,397,000 and $4,328,000 at December 31, 1998 and 1997, respectively. The following schedule presents the contractual maturities for time deposits in excess of $100,000 at December 31, 1998 (in thousands):

            Within three months                              $    1,914
            After three months through six months                 2,198
            After six months through one year                     2,072
            After one year                                        4,213
            Total                                            $   10,397
                                                             ==========

9.   OTHER EXPENSES


The following is an analysis of other expense (in thousands):


                                                1998             1997
                                            ----------       ----------

Software amortization                      $     122                 83
Postage                                          135                140
ATM and debit card processing                    136                 96
Telephone                                        186                105
Printing and supplies                            228                138
Amortization of intangible assets                301                243
Other                                            834                649
                                                ----               ----
            Total                          $   1,942         $    1,454
                                           =========         ==========

10.  INCOME TAXES

The provision for income taxes is summarized as follows (in thousands):


                                        1998               1997
                                     ---------          ---------

Currently payable                    $     637          $     549
Deferred                                   (47)                (3)
                                     ---------          ---------
            Total                    $     590          $     546
                                     =========          =========


The reconciliation between the federal statutory rate and the Company's effective income tax rate is as follows (dollars in thousands):

                                                       1998                                 1997
                                           -----------------------------        -----------------------------
                                                            % of Pre-Tax                         % of Pre-Tax
                                              Amount            Income             Amount             Income
                                              ------            ------             ------             ------
Provision at statutory rate                $     650             34.0%          $     609              34.0%
Effect of tax exempt income                      (86)            (4.5)                (76)             (4.2)
Goodwill                                          12              0.6                   -               0.0
Other                                             14              0.7                  13               0.7
                                           ---------          -------           ---------          --------
            Total                          $     590             30.8%          $     546              30.5%
                                           =========          =======           =========          ========


The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31, are as follows (in thousands):

                                                     1998               1997
                                                     ----               ----
Deferred tax assets:
     Provision for loan losses                   $     399          $     244
     Other real estate owned                             2                  -
     Intangible assets                                   -                 83
     Capital lease obligation                            6                 21
     Pension expense                                    58                 35
                                                      ----               ----
         Gross deferred tax assets                     465                383
                                                      ----               ----
Deferred tax liabilities:
     Net unrealized gain on securities                 152                114
     Depreciation                                      221                215
     Intangible assets                                 308                  -
     Net loan origination costs                         21                 17
     Other                                              38                  -
                                                      ----               ----
         Gross deferred tax liabilities                740                346
                                                      ----               ----
            Net deferred tax (liability)asset    $    (275)         $      37
                                                 =========          =========

11.  PENSION PLAN

The following summarizes benefit obligation and plan asset activity (in thousands):

                                           1998               1997
                                           ----               ----
Change in fair value of plan assets
     Balance at beginning of period         1,802              1,509
     Actual return on plan assets             352                312
     Benefits paid                            (46)               (19)
                                           ------            -------
Balance at end of year                      2,108              1,802
                                           ------            -------

Change in benefit obligation
     Balance at beginning of period         1,586              1,319
     Service cost                             112                 95
     Interest cost                            113                 99
     Actuarial loss                           111                 92
     Benefits paid                            (46)               (19)
                                           ------            -------
Balance at end of year                      1,876              1,586
                                           ------            -------

Funded status                                 232                216
Unamortized prior service cost                  1                  1
Unrecognized net actuarial gain              (297)              (208)
Unrecognized transition asset                (105)              (113)
                                           ------            -------
Accrued pension cost                   $     (169)        $     (104)
                                           =======           ========

Plan assets are primarily comprised of debt and equity mutual funds at December 31, 1998 and 1997.

In preparing the above information, the following actuarially assumed rates were used.


                                                 1998               1997
                                                 ----               ----

Discount rate                                    6.75%              7.25%
Rate of increase in future compensation levels   5.00               5.00
Rate of return on plan assets                    8.50               8.50


The  following   presents  the  components  of  the  pension  plan  expense  (in thousands):



                                                  1998               1997
                                                  ----               ----

Service cost                                $     112          $      95
Interest cost                                     113                 99
Expected return on plan assets                   (151)              (128)
Transition asset                                   (8)                (8)
Recognized net actuarial loss                      (1)                 -
                                            ---------          ---------
Net periodic pension cost                   $      65          $      58
                                            =========          =========

12.  BORROWED FUNDS

Short-term Borrowings and Available Lines of Credit
---------------------------------------------------

The Bank maintains a credit arrangement with the Federal Home Loan Bank of Pittsburgh ("FHLB"), as a source of additional liquidity. This credit line has an available limit of $10.0 million at December 31, 1998, is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

The following table presents information related to short- term borrowings during 1998 and 1997 (dollars in thousands):
                                                   1998               1997
                                                   ----               ----

Outstanding balance at December 31,              $      -          $     200
Average balance outstanding                            83                117
Maximum month-end balance                           1,850              1,250

Weighted average interest rate for the year          5.72%              5.71%
Weighted average interest rate at year-end            N/A               6.75


Long-term borrowings
--------------------

Included in borrowed funds is an advance from the FHLB totaling $2,000,000 at December 31, 1998, maturing July 11, 2002, with a current interest rate of 5.60 percent. This borrowing may convert to a variable rate instrument should the benchmark interest rate reach 6.50 percent. The Bank has the option to repay the borrowing without penalty at the conversion date, or at any subsequent repricing date. This borrowing is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

13.  COMMITMENTS AND CONTINGENT LIABILITIES

Loans and Letters of Credit
---------------------------

In the normal course of business, the Bank makes various commitments which are not reflected in the accompanying financial statements. The Bank offers such products to enable its customers to meet their financing objectives. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for loan losses. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary.

The off-balance sheet commitments were comprised of the following at December 31, (in thousands):

                                      1998               1997
                                      ----               ----

Commitments to extend credit    $    9,078         $    8,122
Standby letters of credit            1,171              1,225


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

Operating Leases

Certain office facilities are leased under various operating leases expiring through 2003. Rental expense was $87,000 and $45,000 in 1998 and 1997, respectively. Future minimum rental commitments under noncancellable leases are (in thousands):

                                Future Minimum
                                Lease Payments
                                --------------

          1999                  $     111
          2000                        111
          2001                         88
          2002                         66
          2003                         17

14.  REGULATORY MATTERS

Cash and Due from Banks
-----------------------

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1998 and 1997, the Bank had required reserves of $1,084,000 and $899,000, respectively, comprised of vault cash, and a depository amount held with the Federal Reserve Bank.

Loans
-----

The Federal Reserve Act limits extensions of credit by the Bank to the Company and requires such credits to be collateralized. Further, such secured loans are limited in amount to ten percent of the Bank's capital and surplus. There were no loans between the Bank and the Company during 1998 and 1997.

Dividends
---------

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits as defined for the year combined with its retained net profits for the two preceding calendar years less any required transfer to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 1998, without approval of the comptroller, will be limited to $748,000 plus net profits retained up to the date of the dividend declaration.

Regulatory Capital Requirements
-------------------------------

The Company is subject to various capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors. Failure to meet minimum capital requirements an initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial position and results of operations.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below, of total capital and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes that as of December 31, 1998. The Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1998 and 1997, the Company has been categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's classification category.

                                                                                  Regulatory Capitalization Requirement
                                                                             ----------------------------------------------
                                                         Actual                    Adequate                    Well
                                                 ---------------------      ---------------------     ---------------------
                                                  Amount        Ratio         Amount       Ratio        Amount        Ratio

December 31, 1998
Total capital to risk weighted assets             $17,899         15.7%      $ 9,142          8.0%     $11,428         10.0%
Tier 1 capital to risk weighted assets             16,563         14.5         4,571          4.0        6,857          6.0
Tier 1 capital to average assets                   16,563          8.8         7,496          4.0        9,369          5.0

December 31, 1997

Total capital to risk weighted assets             $12,795         15.0%      $ 6,824          8.0%     $ 8,530         10.0%
Tier 1 capital to risk weighted assets             11,921         14.0         3,412          4.0        5,118          6.0
Tier 1 capital to average assets                   11,921          9.1         5,260          4.0        6,576          5.0

15.  COMMON STOCK

Stock Dividend
--------------

On December 18, 1997, the Company distributed 51,453 shares of common stock in connection with a five percent stock dividend. As a result of the stock dividend, common stock was increased by $64,000, additional paid-in capital was increased by $810,000, and retained earnings was decreased by $875,000. Fractional shares were paid in cash.

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

The estimated fair values of the Company's financial instruments at December 31, are as follows (in thousands):

                                                                   1998                                  1997
                                                     -------------------------------       -------------------------------
                                                       Carrying             Fair             Carrying             Fair
                                                         Value              Value              Value              Value
                                                         -----              -----              -----              -----

Financial assets
     Cash and due from banks and federal
         funds sold                                  $    18,689        $    18,689        $     4,975        $     4,975
     Time deposits with others                               100                100                  -                  -
     Investment securities:
         Available for sale                               28,929             28,929             31,977             31,977
         Held to maturity                                  3,392              3,419              6,057              6,053
     Net loans                                           132,913            135,801             85,270             86,811
     Accrued interest receivable                           1,165              1,165              1,009              1,009
                                                     -----------        -----------        -----------        -----------
                                                     $   185,188        $   188,103        $   129,288        $   130,825
                                                     ===========        ===========        ===========         ==========
Financial liabilities

     Deposits                                        $   169,870        $   170,777        $   117,655        $   117,986
     Borrowed funds                                        2,000              2,020              2,200              2,200
     Accrued interest payable                                420                420                322                322
                                                     -----------        -----------        -----------        -----------
                                                     $   172,290         $  173,217         $  120,177        $   120,508
                                                     ===========        ===========       ============        ===========


The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Time Deposits with Others,  Federal Funds Sold, Accrued
--------------------------------------------------------------------------------
Interest Receivable, and Accrued Interest Payable
-------------------------------------------------

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

Loans,  Deposits and Borrowed Funds
-----------------------------------

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

Commitments to Extend Credit and Standby Letters of Credit
----------------------------------------------------------

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 13.

17.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION


                             CONDENSED BALANCE SHEET
                             (Dollars in thousands)

                                                                                 December 31,
                                                                         ---------------------------
                                                                           1998               1997
                                                                         --------          ---------
 ASSETS
      Cash on deposit in subsidiary bank                                $      19          $       6
      Investment securities available for sale                              1,344                  -
      Investment in bank subsidiary                                        19,665             13,490
      Other assets                                                             80                  8
                                                                         --------          ---------
             TOTAL ASSETS                                               $  21,108          $  13,504
                                                                         ========          =========

 LIABILITIES AND STOCKHOLDERS' EQUITY
      Accounts payable                                                  $       7          $       6
      Stockholders' equity                                                 21,101             13,498
                                                                         --------          ---------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $  21,108           $ 13,504
                                                                        =========          =========

                          CONDENSED STATEMENT OF INCOME
                             (Dollars in thousands)

                                                                         Year Ended December 31,
                                                                         1998               1997
                                                                       --------             ------
 INCOME
      Dividends from subsidiary                                      $    1,443         $      403
      Other dividends                                                         3                  -
                                                                       --------             ------
                                                                          1,446                403

 EXPENSES                                                                    26                 18
                                                                       --------             ------
 Income before income taxes and equity in undistributed
      earnings of subsidiary                                              1,420                385
 Income tax benefit                                                          (8)                (6)
                                                                       --------             ------
 Income before equity in undistributed earnings in subsidiary             1,428                391
 Equity in undistributed earnings in subsidiary                            (105)               853
                                                                       --------             ------
 NET INCOME                                                          $    1,323         $    1,244
                                                                     ==========         ==========

                        CONDENSED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)

                                                                       Year Ended December 31,
                                                                   ----------------------------

                                                                      1998               1997
                                                                   --------           --------
 OPERATING ACTIVITIES
      Net income                                                    $  1,323           $  1,244
      Adjustments to reconcile net income to net
          cash provided by operating activities:
             Equity in undistributed earnings of subsidiary              105               (853)
             Other, net                                                   (9)               (76)
                                                                    --------           --------
                 Net cash provided by operating activities             1,419                315
                                                                    --------           --------

 INVESTING ACTIVITIES
      Purchase of available for sale securities                       (1,360)                 -
      Net proceeds from acquisition                                      577                  -
                                                                    --------           --------
                 Net cash used for investing activities                 (783)                 -
                                                                    --------           --------

 FINANCING ACTIVITIES
      Cash dividends paid                                               (623)              (475)
                                                                    --------           --------
                 Net cash used for financing activities                 (623)              (475)
                                                                    --------           --------
                 Increase (decrease) in cash                              13               (160)

 CASH AT BEGINNING OF YEAR                                                 6                166
                                                                    --------           --------
 CASH AT END OF YEAR                                                $     19           $      6
                                                                    ========           ========

SNODGRASS
Certified Public Accountants and Consultants



REPORT OF INDEPENDENT AUDITORS
------------------------------

Board of Directors and Stockholders
Emclaire Financial Corp.

We have audited the consolidated balance sheet of Emclaire Financial Corp. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/S.R. Snodgrass, A.C.
S.R. Snodgrass, A.C.
Wexford, Pennsylvania
March 26, 1999



S.R. Snodgrass, A.C.
101 Bradford Road, Suite 100  Wexford, PA 15090-6909  Phone: 724-0934-0344  Facsimile: 724-934-03545

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Emclaire Financial Corp. ("Emclaire" or the "Company") is the parent holding company for the Farmers National Bank of Emlenton ("Farmers" or the "Bank"). The following discussion and analysis is intended to provide information about the financial condition and results of operation of the Company and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this annual report.

Certain information presented in this annual report and other statements concerning future performance, developments or events, and expectations for growth and market forecasts constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations, changes in local or national economic conditions, and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

[Assets Graph Omitted]

OVERVIEW

During 1998, Emclaire completed its first merger transaction by acquiring Peoples Savings Financial Corporation ("Peoples") in a purchase transaction valued at approximately $12.6 million. As a result of this transaction, the three offices operated by Peoples' subsidiary Peoples Savings Bank ("Peoples Savings") became offices of Farmers.

This acquisition increased total assets, net loans, and deposits by $42.1 million, $35.5 million and $35.0 million, respectively. The transaction was completed through the issuance of 314,399 shares of common stock and a cash payment of $5.7 million.

In March, the Company opened its eighth office located in Clarion Mall. The full service office is located in a site previously occupied by another financial institution. This new location allows us to better serve our existing Clarion customers, by providing them an alternate site to conduct their banking business, while allowing Emclaire the opportunity to attract new customers from the western side of Clarion.

In August, the Company occupied its newly constructed data processing center. Along with this construction, the Company's data processing hardware and software were upgraded, and check imaging was implemented.

Due largely to the increase in the loan portfolio, net interest income, on a tax equivalent basis, increased 15%, resulting in an increase in net income of 27%. Due to the effect of the issuance of 314,399 additional shares as part of the Peoples merger, earnings per share for 1998 of $1.12, declined approximately 3% from the $1.15 reported in 1997.

RESULTS OF OPERATIONS

Summary

Net income for 1998, totaled $1.3 million, an increase of $79,000 or 6% from 1997. This increase was largely due to the 15% increase in net interest income, on a tax equivalent basis, which rose $893,000, to $6.8 million. The $25.9 million or 33% increase in loan volume was the principal factor for the increase in net interest income.

Other operating income of $793,000 rose $197,000 or 33% from 1997. Excluding the effect of a $50,000 nonrecurring net gain recorded on the sales of other real estate owned, other operating income rose 25% due to the fees resulting from the increase in the number of deposit accounts, combined with fee income associated with ATM convenience charges and debit card transactions.

Total other operating expenses for the Company increased 22% to $5.4 million in 1998 as compared to $4.4 million in 1997. This increase in other operating costs was due to a combination of factors including costs associated with the staffing and operation of the additional branch operations, the transition to, and ongoing operation of, the data processing center, and costs related to the upgrading of the data processing software.

Earnings per share for 1998 of $1.12, represented a 3% decline from the $1.15 reported for 1997. This decline is attributed to the additional shares issued in the merger.

[Net Income Graph Omitted]

Net interest income

The Company's net interest income on a tax equivalent basis increased $893,000 or 15% to $6.8 million in 1998, due to an increase of $1.8 million or 19% in interest income on a tax equivalent basis, which totaled $11.5 million for 1998 as compared to $9.6 million in 1997. This increase in interest income more than offset the $942,000 or 25% increase in interest expense.

The increase in interest income for 1998, resulted primarily from an increase of $1.99 million or 28% in interest income on loans, due to an increase in the average outstanding balance of the portfolio, which rose $25.9 million to $104.5 million for the year. The 28% increase in loan volume (18% excluding the effect of the loans acquired in the merger) served to offset the reduction in the overall yield on the portfolio which declined 30 basis points to 8.59%. The decline in yield is due to a general decline in long-term interest rates during the second half of 1998. Specifically, the prime interest rate was lowered three times, for a total reduction of 75 basis points, during the third and fourth quarters. This general rate reduction, combined with increased competition for loan customers impacted all segments of the portfolio. In addition, many of the Company's variable rate commercial loans reprice quarterly, which resulted in a further drop in the yield. Should the current interest rate environment prevail and the level of competition continue, it is likely the overall return on the loan portfolio will decline further.

Interest income on investment securities decreased $327,000, on a tax equivalent basis, to $2.2 million. This decline was the result of the reduction in the average volume of investment securities which fell $5.8 million or 16% for taxable securities, and $114,000 or 3% for tax-exempt investments. The reduced volume was partially offset by a slight increase in the yields on the investment portfolio, which rose to 6.32% from 6.24% for taxable securities, and to 6.67% from 6.23%, on a tax equivalent basis, for tax-exempt investments. The improved yield on the taxable securities portfolio was due to the maturity of some lower yielding issues during the year.

For 1998 the yield on earning assets, on a tax equivalent basis, decreased 3 basis points to 7.92%. This slight decline resulted from the effect of the generally lower interest rate environment, previously discussed

Interest expense increased $942,000 or 25% to $4.7 million for 1998, from $3.7 million in 1997, due to the increase in the average volume of interest-bearing liabilities which rose $18.9 million during 1998 ($7.0 million excluding the impact of the merger), to $116.2 million. The average volume of time deposits increased $11.8 million or 26% during 1998, resulting in an increase in the related interest expense of $768,000 or 33%.

Despite the general decline in interest rates, the cost of interest bearing liabilities increased to 4.02% for 1998 as compared to 3.83% for 1997. The most significant contributing factor to the increase in the cost of funds was the impact of the time deposits acquired in the merger. During 1998, continuing competition for deposits and a flattening of the yield curve, as the spread between short- and long-term interest rates narrowed, caused interest rates time and core deposits to either increase slightly or not fall in proportion to the reduction in long-term rates resulting in the increased cost of funds.

As a result of the slight decline in the yield on total earning assets, combined with the increase in the cost of interest-bearing liabilities, the net yield on earning assets decreased to 4.70% for 1998 as compared to 4.87% in 1997.

The following tables set forth for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate paid, net interest income and the net yield on interest-earning assets (dollars in thousands):

                            Emclaire Financial Corp.
                AVERAGE BALANCE SHEETS AND NET INTEREST ANALYSIS

                                                    1998                          1997
                                        ------------------------------  -----------------------------
                                        Average                Yield/   Average               Yield/
                                         Volume  Interest(2)  Rate (2)   Volume Interest(2)  Rate (2)
                                        -------  -----------  --------   ------ -----------  --------
ASSETS
Interest-earning assets
    Investment securities
       Taxable                          $ 30,711   $ 1,940      6.32% $ 36,525   $ 2,279      6.24%
       Exempt from federal income tax      4,381       292      6.67     4,495       280      6.23
    Interest bearing deposits in
    other banks                              855        41      4.80        24         1      4.17
    Loans (1) (3)                        104,513     8,974      8.59    78,610     6,989      8.89
    Federal funds sold                     4,401       226      5.14     1,610        89      5.53
                                         -------    ------             -------     -----
    Total interest-earning assets        144,861    11,473      7.92   121,264     9,638      7.95
                                                    ------                         -----
Noninterest-earning assets
    Cash and due from banks                4,907                         4,281
    Allowance for loan losses             (1,035)                         (795)
    Other assets                           7,332                         5,501
                                         -------                       -------
       Total assets                     $156,065                      $130,251
                                         =======                       =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
    NOW accounts                        $ 18,669       329      1.76%   16,481       295      1.79%
    Money market accounts                 18,785       607      3.23    18,134       579      3.19
    Savings deposits                      19,344       508      2.63    15,903       443      2.79
    Time deposits                         57,300     3,106      5.42    45,515     2,338      5.14
    Obligation under capital lease            42         2      4.76        85         5      5.88
    Borrowed funds                         2,083       117      5.62     1,196        67      5.60
                                         -------    ------             -------     -----

    Total interest-bearing
    liabilities                          116,223     4,669      4.02    97,314     3,727      3.83
                                                    ------                         -----

Noninterest-bearing liabilities
    Demand deposits                       22,731                        19,417
    Other liabilities                        730                           517
    Capital                               16,381                        13,003
                                         -------                       -------

       Total liabilities and
       stockholders' equity             $156,065                      $130,251
                                        ========                       =======

       Net interest income and net yield on
         interest-earning assets                   $ 6,804     4.70%             $ 5,911      4.87%
                                                  ========     =====            ========     =====

(1) - Interest on loans includes fee income.
(2) - Tax exempt income on loans and investment securities and the related yields are computed on a tax equivalent basis computed using the federal statutory rate of 34%.
(3) - Nonaccrual loans included.

Changes in net interest income are attributable to three factors: 1) a change in the volume of an interest-earning asset or interest-bearing liability, 2) a change in interest rates, or 3) a change attributable to a combination of changes in volume and rate. The following table sets forth certain information regarding changes in interest income, on a tax-equivalent basis, and interest expense of the Company for the periods indicated (dollars in thousands). For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to 1) changes in volume (changes in volume multiplied by the old interest rate); and 2) changes in rates (changes in interest rates multiplied by the old average volume). Changes attributable to a combination of changes in volume and rate are proportionately allocated to changes in volume and changes in rate.



                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                         1998 Change From 1997         1997 Change From 1996
                                      ---------------------------  ----------------------------
                                      Total      Change Due To      Total      Change Due To
                                      Change    Volume     Rate     Change    Volume     Rate

INTEREST INCOME ON:
    Taxable investment securities     $  (339)   $ (368)   $   29    $  400    $  356    $   44
    Non-taxable investments                12       (7)        19        66        52        14
    Interest bearing deposits in other
       banks                               40        40         -        (1)       (1)        -
    Loans                               1,985     2,228      (243)    1,136     1,268      (132)
    Federal funds sold                    137       143        (6)     (147)     (151)        4
                                      -------    ------     -----     -----    ------     -----
       Total interest income            1,835     2,036      (201)    1,454     1,524       (70)
                                      -------    ------     -----     -----    ------     -----

INTEREST EXPENSE ON:
    NOW accounts                           34        39        (5)       28        66      (38)
    Money market accounts                  28        21         7        35        38       (3)
    Savings deposits                       65        91       (26)       16        37      (21)
    Time deposits                         768       635       133       294       321      (27)
    Obligation under capital lease         (3)       (2)       (1)       (2)       (2)       -
    Borrowed funds                         50        50         -         4         4         -
                                       -------    ------     -----    -----    ------     -----
       Total interest expense             942       834       108       375       464       (89)
                                       -------    ------    -----     -----    ------     -----
NET INTEREST INCOME                   $  893    $ 1,202    $ (309)   $1,079   $ 1,060    $   19
                                      -------    ------     -----     -----    ------     -----


Provision for loan losses

The provision for loan losses of $200,000 for the year ended December 31, 1998 represented a 9% decrease from the $220,000 provided in 1997. In addition, the allowance was increased by approximately $349,000, as a result of the Peoples acquisition. Management makes periodic provisions to the allowance for loan losses to maintain the allowance at an acceptable level commensurate with the credit risk inherent in the loan portfolio. See "Loan Quality" for additional discussion of the allowance for loan losses. The level at which funds were provided to the allowance during 1998, is a reflection of the overall growth of the loan portfolio during the year, combined with management's ongoing assessment of the quality of the portfolio. The following table presents a summary of loan losses by loan type and changes in the allowance for loan losses (dollars in thousands):

                                                              Year Ended December 31,
                                                              ------------------------
                                                                1998            1997
                                                              ---------       --------

Total loans outstanding                                       $ 134,249       $  86,144
                                                              ---------        --------
Average loans outstanding                                       104,513          78,610
                                                              ---------        --------

Allowance for loan losses at beginning of year                $     874       $     733
Provision charged to expense                                        200             220
Allowance related to loans acquired                                 349               -
Charge-offs:
     Commercial and industrial                                        -               1
     Real estate                                                     21              33
     Consumer                                                        92              74
                                                              ---------        --------
         Total                                                      113             108
                                                              ---------        --------
Recoveries:
     Commercial and industrial                                        9               2
     Real estate                                                      -              19
     Consumer                                                        17               8
                                                              ---------        --------
         Total                                                       26              29
                                                              ---------        --------
     Net charge-offs                                                 87              79
                                                              ---------        --------
Allowance for loan losses at end of period                    $   1,336       $     874
                                                              =========        ========

Allowance for loan losses as a percent of total loans              1.00%           1.01%
Net charge-offs as a percent of average loans                       .08             .10


Other operating income

Other operating income which is comprised principally of fees and charges on customer deposit accounts increased $197,000 or 33% to $793,000 in 1998 from $596,000 in 1997. Included in the total for 1998, are nonrecurring gains of approximately $50,000, resulting from the sale of foreclosed real estate. Service charges on customer accounts increased $75,000 or 16%, due principally to overdraft charges and returned check charges associated with the increase in the number of deposit accounts. The operations acquired in the Peoples Savings acquisition did not contribute significantly to the increase in fee income, due to the low volume of checking accounts maintained at these offices.

Excluding the gains on other real estate, other income increased $72,000 or 60% during the year due primarily to the effect of a full year of fees from the MasterMoney(TM) debit card product and an ATM convenience charge for non-customers using a Farmers ATM. These two user based fees increased a combined $59,000 from 1997. Increases in safe deposit box rentals and commissions on accident, life and health insurance on loans accounted for the remaining increase.

Other operating expense

Other operating expense increased $972,000 or 22% to $5.4 million in 1998 as compared to $4.4 million in 1997. This increase is largely attributed to the overhead costs associated with the expansion and capital investments made by the company during 1998. These projects included;

o    Opening a de novo branch operation at Clarion Mall in March
o    Completion and occupancy of the data processing center in August
o    Integrating the branch operations from the Peoples Savings acquisition
o    Upgrading computer equipment and core data processing software
o    Implementing check imaging

Salaries and employee benefits for 1998 totaled $2.5 million, an increase of $234,000 or 10% from $2.2 million reported in 1997. Of this total increase, approximately $160,000 is related to the four additional branch offices opened or acquired during the year. The remainder of the increase relates to normal salary adjustments and to increases for such employee benefits as health insurance and pension costs. For 1999, in addition to normal recurring salary adjustments, it is expected certain employee benefit costs will again increase, such as medical benefits which will rise approximately 12% or $35,000.

Occupancy and equipment expense increased $250,000 or 36% in 1998. Of this increase, $109,000 is due to additional costs related to the operation of the new branch offices. Additional depreciation of approximately $30,000 was taken on computer network equipment, and costs associated with the operation of the data center amounted to approximately $70,000, including depreciation on the new data processing, and check imaging equipment. Increases in recurring costs such as rent, service contracts, repairs and maintenance and utilities accounted for the remainder of the increase.

Other expenses for 1998 totaled $1.9 million, a $488,000 or 34% increase from the $1.5 million reported in 1997. Costs associated with the additional branch offices primarily accounted for this increase. Printing and office supplies increased $90,000 or 65% to $228,000 due to the addition of the four branch operations, combined with costs associated with the transition to check imaging. Telephone costs rose 77% to $186,000 as a result of the additional facilities, combined with costs of transferring the Company's network data communications from dedicated private lines to a frame relay network. This upgrade required a period of time during which both the private lines and frame relay network were both operating. In addition, the frame relay configuration is more costly than private lines, but significantly improves the capacity and efficiency of data transmissions. Costs associated with operating the Company's ATMs and debit card product rose 42% to $136,000, due to the addition of an ATM at the Clarion Mall office and costs resulting from increased customer usage of the ATM and debit card products. Advertising and promotions costs increased approximately 29% to $101,000, due to costs related to the implementation of check imaging, and the acquisition of Peoples Savings. During the fourth quarter of 1998, a non-recurring charge of $36,000 was recorded to write-off certain computer and other data processing equipment, as a result of the upgrading of equipment and the transition to check imaging. Amortization of intangible assets increased approximately $58,000 due to the acquisition of the Peoples Savings Bank offices. The remaining increase is a result of the growth experienced by the Company, and affected such things as correspondent banking fees, insurance, travel and lodging, and regulatory assessments.

In December 1998, the Company retained the services of a consultant to conduct an organizational needs assessment. During the first quarter of 1999, the Company began to outsource its human resource function, and committed to retain an advisor to develop and coordinate a comprehensive training program. The costs for these services will approximate $12,000 per month, and will continue for a period ranging from 12 to 36 months.

In addition, based on the significant growth experienced over the past several years, the board of directors will reevaluate and redraft the Company's strategic plan beginning early in the second quarter of 1999.

Income Tax Expense

Income tax expense increased $44,000 or 8% during 1998 when compared to 1997, due principally to the 7% increase in income before income taxes.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1998 AND DECEMBER 31, 1997

Total assets at December 31, 1998, amounted to $194.1 million, an increase of $60.2 million or 45%, from December 31, 1997. Of this increase, $42.1 million or 70% resulted from the Peoples acquisition. Excluding the effect of the acquisition, asset growth totaled $18.1 million or 14%.

During 1998, the Company made significant capital investments, with the completion of the data processing center, the upgrade of computer systems and core data processing software, the implementation of check imaging and the upgrade of its data transmission capabilities. The total capital outlay for these projects amounted to approximately $1.7 million.

In addition, the acquisition of Peoples resulted in the recording of net fair value and identifiable intangible assets of $917,000, and goodwill of $2.6 million. These assets will be amortized over periods ranging from two to twenty-five years. The future expense resulting from the amortization of these assets, does not represent a future cash outlay and will not adversely impact liquidity.

For 1999, the Company plans to remodel its Brookville office facility, in order to improve the layout of the facility and to bring the facade more in keeping with the historic business district. While this project is in its preliminary stages and a final estimate of the cost has not been determined, it is anticipated the remodeling costs will total approximately $100,000, excluding furnishings and equipment.

[Investment Securities Graph Omitted]

Investment Securities

Total investment securities decreased $5.7 million during 1998, to $32.3 million, as the proceeds from investment security maturities were used to fund loan demand.

Information detailing the book value of the investment portfolio by security type and classification is presented in Note 4 to the consolidated financial statements.

[Loans Graph Omitted]

Loans

Loans receivable at December 31, 1998 totaled $134.2 million, an increase of $48.1 million or 56% from 1997. The acquisition of Peoples Savings accounted for approximately $35.9 million of the total growth achieved.

The loan growth generated through originations during 1998, was largely from increases in loans secured by residential or commercial real estate. These segments of the portfolio increased $6.9 million or 15%, and $3.1 million or 20%, respectively. Commercial loans grew $2.1 million or 17%, while consumer loans exhibited little change.

As a result of the acquisition of Peoples Savings, the mix of the loan portfolio changed significantly. Residential mortgage loans now comprise 65% of the loan portfolio, as compared to 53% in 1997. The other segments of the portfolio declined proportionately, as a result of the increase in residential mortgage loans.

The following table presents the composition of the loan portfolio and the percentage of loans by type (dollars in thousands):

                                                                                December 31,
                                                     ------------------------------------------------------------------
                                                                    1998                                1997
                                                     ------------------------------     -------------------------------
                                                                        % of loans                          % of loans
                                                                            to                                  to
                                                        Amount          Total Loans         Amount          Total Loans
                                                       ------          -----------         ------          -----------
Commercial and industrial                           $   14,223             10.6%        $   11,147             12.9%
Commercial and multi-family real estate                 18,381             13.7             15,188             17.6
1 - 4 Family real estate                                87,137             64.9             45,709             53.1
Consumer                                                14,508             10.8             14,100             16.4
                                                       -------            -----             ------            -----

         Total loans                                   134,249            100.0%            86,144            100.0%
                                                                          =====                               =====
Less: allowance for loan losses                          1,336                                 874
                                                       -------                              ------
         Net loans                                  $  132,913                          $   85,270
                                                      ========                              ======

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

At December 31, 1998, the Bank had $287,000 in loans greater than 90 days past due and still accruing interest, and $1,022,000 in loans on nonaccrual status.

Of the total non-performing loans, $515,000 of loans to a single customer were classified as impaired loans. A loan is considered to be impaired when, based on current information, it is probable the Company will be unable to collect all principal and interest due in accordance with the contractual terms of the loan agreement. These impaired loans consist of four commercial real estate loans to one borrower. The loans are secured by real estate. The borrower continues to operate under Chapter 11 bankruptcy protection. During 1998, $170,000 in payments were received on this account, resulting from the liquidation of collateral. All the funds received, were applied to principal. As part of management's ongoing assessment of its loan portfolio, $40,000 of the allowance for loan losses at December 31, 1998, has been allocated for these loans. Management believes the Company is adequately secured by the underlying collateral.

The following table sets forth non-performing loans, along with nonaccrual loan interest data (dollars in thousands):


                                                        December 31,
                                               --------------------------
                                                  1998              1997
                                                  ----              ----

Loans past due 90 days or more and
     accruing                                 $     287         $     171
Nonaccrual loans                                  1,022               820
                                                 ------             -----

     Non performing loans                     $   1,309         $     991
                                                 ------             -----
Other real estate owned                              80                 -
                                                 ------             -----

     Total non performing assets              $   1,389         $     991
                                                 ======             =====


Non-performing loans to total loans                0.98%             1.15%
Allowance for loan losses to non-
     performing loans                            102.06             88.19
Non-performing loans to total assets                .67               .74

Nonaccrual loan interest data:
     Interest computed on original terms      $      76         $      81
                                                =======            ======
     Interest recognized in income            $       -         $      15
                                                =======            ======

At December 31, 1998, based upon the ongoing quarterly review and assessment of credit quality, management is not aware of any trends or uncertainties related to any accounts which might have a material adverse effect on future earnings, liquidity, or capital resources. Based upon the results of the quarterly internal loan review process, and considering the trend of past loan losses and recoveries, and the current risk elements in the loan portfolio, management believes the allowance for loan losses at December 31, 1998 is adequate. The following table presents management's estimate of the allocation of the allowance for loan losses among the loan categories, along with the percentage of loans in each category to total loans (dollars in thousands):

                                                                              December 31,
                                             --------------------------------------------------------------------------
                                                               1998                                   1997
                                             -------------------------------       ------------------------------------
                                                                % of Loans                            % of Loans
                                                                    to                                    to
                                              Amount           Total Loans           Amount           Total Loans
                                              ------           -----------           ------           -----------
Commercial and industrial                    $      30                10.6%          $     49                12.9%
Commercial & multi-family real estate              153                13.7                205                17.6
1-4 family real estate                              49                64.9                 19                53.1
Consumer                                           291                10.8                101                16.4
Unallocated                                        813                   -                500                   -
                                             ---------               -----           --------             -------
                                             $   1,336               100.0%        $      874               100.0%
                                             =========               =====           ========             =======


[Deposits Graph Omitted]

Deposits

Total deposits of $169.9 million at December 31, 1998, represented an increase of $52.2 million or 44% from December 31, 1997. Excluding the impact of the Peoples Savings acquisition, deposits increased approximately $17.2 million.

See also, "Average Balance Sheets and Net Interest Analysis" for information related to the average amount and average interest rate paid on deposit accounts during 1998 and 1997. Information related to the maturity of time deposits of $100,000 and over at December 31, 1998 is presented in Note 8 of the accompanying consolidated financial statements.

Stockholders' Equity

Stockholders' equity increased $7.6 million or 56% during 1998 to $21.1 million. This increase was principally the result of the issuance of 314,399 shares of common stock in the Peoples Savings acquisition, which provided approximately $6.8 million. The remaining $771,000, represents net retained earnings, and net unrealized securities gains during the year.

[OBJECT  OMITTED]

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

The Company's policy is to limit the adverse change in annual pre-tax income to 5% based on an immediate change in interest rates of 200 basis points. At December 31, 1998, pre-tax income would be impacted by such a change in interest rates as follows:

Cumulative gap at 1 year                              (3.2%)
Impact on pre-tax earnings
+200 basis points
                                                       1.2
-200 basis points
                                                      (5.0)

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

Operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $2.1 million in cash during 1998, equaling that achieved during 1997. These funds were generated principally from net income, and depreciation and amortization.

Investing activities consist primarily of loan originations and repayments, and investment purchases and maturities. These activities used $4.7 million in funds during 1998, principally for the net funding of loans which totaled $12.4 million for the year. This cash outlay exceeded funds received from investment repayments and maturities, totaling $8.1 million. The acquisition of Peoples Savings provided net cash of $2.2 million. For 1997, investing activities used $10.0 million, resulting from $17.8 million in net loan originations, which were funded by investment securities maturities and repayments of $9.1 million and securities sales of $2.0

Financing activities consisted of the solicitation and repayment of customer deposits, repayments of borrowed funds, and the payment of dividends. For 1998, financing activities provided $16.3 million comprised of net deposit increases of $17.2 million. For 1997, financing activities generated approximately $4.6 million, as the result of deposit growth of $2.9 million and an FHLB borrowing of $2.0 million.

As presented in Note 8 of the consolidated financial statements, certificates of deposit scheduled to mature in one year or less total $42.5 million at December 31, 1998.

In addition to using the loan, investment and deposit portfolios as sources of liquidity, the Company has access to funds from other sources if a need for additional funds would arise. There is an available line of credit through the FHLB. In addition, the Bank has access to funds through the discount window at the Federal Reserve Bank. The Company also has a ready source of funds through the available-for-sale component of the investment securities portfolio. The following table presents the amortized cost of the investment portfolio, the weighted average, tax equivalent yield and maturities at December 31, 1998 (dollars in thousands). Securities with no fixed maturity represent marketable equity securities and stock of the Federal Reserve and Federal Home Loan Banks:


Available for Sale                                                        After 5
                                                           After 1 Year    Years                      No
                                                 Within       Within       Within       After        Fixed
                                                 1 Year      5 Years      10 Years     10 Years     Maturity       Total
                                                 ------      -------      --------     --------     --------       -----

U. S. Treasury                                    $  3,012     $  3,983      $     -      $     -       $     -     $  6,995
U. S. Government Agency                              3,003        2,003            -            -             -        5,006
Obligations of states and polictical
     subdivisions                                        -        2,797        1,455            -             -        4,252
Corporate                                            1,809        8,162            -            -             -        9,971
Mortgage-backed securities                               -            9            -            -             -            9
Other                                                    -            -            -            -         2,252        2,252
                                                  --------      -------       ------      -------      --------    ---------
         Total                                    $  7,824    $  16,954     $  1,455      $     -      $  2,252    $  28,485
                                                  ========    =========     ========      =======      ========    =========

         Yield                                        6.36%        6.65%        6.71%           -%         N/A          6.57%

Held to Maturity

U. S. Treasury                                     $     -     $  1,003      $     -      $     -       $     -     $  1,003
Corporate                                            1,017        1,027            -            -             -        2,044
Mortgage-backed securities                               -            -            -          345             -          345
                                                  --------      -------       ------      -------      --------    ---------
         Total                                    $  1,017     $  2,030      $     -      $   345       $     -     $  3,392
                                                  ========    =========     ========      =======      ========    =========
         Yield                                        6.19%        6.18%           -%        6.48%         N/A          6.21%



The following table presents the maturity distribution and interest rate sensitivity of commercial and industrial loans, and commercial and multi-family real estate loans at December 31, 1998 (dollars in thousands):

                                                                After 1 Year
                                                Within            Within
                                                1 Year            5 Years        After 5 Years         Total
                                                ------            -------        -------------         -----

Commercial and industrial                       $     3,472       $     6,412       $     4,339       $    14,223
Commercial and multi-family real estate               1,194             2,131            15,056            18,381
                                                     ------            ------           -------            ------
                                                $     4,666       $     8,543       $    19,395       $    32,604
                                                     ======            ======           =======            ======

Predetermined interest rates                    $       896       $     7,065       $    11,864       $    19,825
Floating interest rates                               3,770             1,478             7,531            12,779
                                                     ------            ------            ------            ------
                                                $     4,666       $     8,543       $    19,395       $    32,604
                                                     ======            ======            ======            ======


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

The Company anticipates it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan fundings. At December 31, 1998, loan and letter of credit commitments totaled $10.2 million.

Many of these commitments are in the form of lines of credit and letters of credit which are available for use by the borrower, but are generally not drawn on.

Capital Resources

Capital adequacy is the ability of the Company to support growth while protecting the interests of shareholders and depositors. Bank regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. Management continually monitors these capital requirements and believes the Company to be in compliance with these regulations at December 31, 1998.

The Bank's regulatory capital position at December 31, 1998, as compared to the minimum regulatory capital requirements imposed on the Bank by banking regulators at that date is presented in Note 14 of the accompanying financial statements. Management is not aware of any actions contemplated by banking regulators which would result in the Bank being in non-compliance with any of the above requirements.

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

YEAR 2000

During 1998, the Company continued preparing for the century date change. The upgrading of computer equipment and core software applications helped to ensure that internal systems would be Y2K compliant. Testing of the new equipment and software was successfully completed during the first quarter of 1999. With the completion of the core software testing, the Company's testing program is substantially complete.

Since commencing this project in 1997, the Company has completed the assessment, remediation and testing of all critical components of its operations. In addition, a contingency plan has been developed to be implemented in should an unforeseen event occur that would limit the Company's ability to fully operate. Such an event would be the failure of a public utility or key service provider. Part of the contingency plan will involve the installation of a generator at the data processing center.

During the first quarter of 1999, the Company's independent accountants were contracted to review the results of the Company's testing program.

For the remainder of 1999, the Company will focus on maintaining  Y2K compliance
by  testing  any   equipment  or  software   upgrades,   continuing  a  customer
communication program, and refining its contingency plans.

As part of its customer awareness program, the Company sponsored a seminar for customers and local businesses in May 1998. In addition, major commercial loan customers were contacted in writing to assess their preparedness for the century date change. Since the initial assessment in June 1998, loan officers and branch managers have implemented a personal contact program with these customers to determine any potential exposure that might exist if the customer fails to adequately prepare for the Year 2000.

As part of the ongoing contingency planning, the Company has begun to assess the potential liquidity risks associated with the century date change. This need for additional liquidity will be addressed by monitoring customer deposit account activity, and ensuring that alternative sources of funds are available.

Direct costs to date for achieving Y2K compliance have not been significant. However, the time devoted by employees in this project has been significant. Furthermore, as discussed earlier in this report, the Company made a significant capital investment to upgrade its data processing capabilities.

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

COMMON STOCK INFORMATION


The Company's common stock traded over-the-counter and is quoted on the National Association of Securities Dealers OTC Electronic Bulletin Board. Price quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions. The following table summarizes the high and low prices without retail mark-up, mark-down or commission, and may not represent actual transactions. Dividend information for 1997 has been adjustment for a 5% stock dividend paid in December 1997. Prices are based upon information made available to the Company. Cash dividends are declared on a quarterly basis.

                                                     1998                                       1997
                                     -------------------------------------     --------------------------------------
                                                                 Dividend                                   Dividend
                                       High          Low         Declared         High          Low         Declared
                                       ----          ---         --------         ----          ---         --------

First Quarter                       $  22.00      $  17.00       $   .12       $  14.75      $  13.25      $   .105

Second Quarter                         24.00         21.00           .12          15.00         13.25          .105

Third Quarter                          24.00         21.75           .12          16.67         14.28          .114

Fourth Quarter                         23.00         21.00           .14          17.00         16.25          .114



At December 31, 1998, the Company had 747 shareholders of record.

BOARD OF DIRECTORS


Ronald L. Ashbaugh                                     J. Michael King
Retired President                                      Senior Partner
Emclaire Financial Corp. and                           Lynn, King & Schreffler
Farmers National Bank                                  Attorneys at Law

David L. Cox                                           John B. Mason
President, Emclaire Financial Corp.                    H. B. Beels & Sons, Inc.
President, Farmers National Bank
                                                       Brian C. McCarrier
Bernadette H. Crooks                                   President - Interstate Pipe and Supply
Retired Retailer
Crooks Clothing                                        Elizabeth C. Smith
                                                       Retired
George W. Freeman                                      Former Owner-The Inn at Oakmont
Freeman's Tree Farm
                                                       Director Emeritus
Rodney C. Heeter
Heeter Lumber, Co.                                     Dr. Clinton R. Coulter
                                                       Retired Medical Doctor
Robert L. Hunter
Hunter Truck Sales and Service                         The above  listed  persons  are members
Hunter Leasing                                         of the Boards of  Directors  of both the Company and the Bank.



EXECUTIVE OFFICERS

Emclaire Financial Corp.                               Farmers National Bank

David L. Cox                                           David L. Cox
President and Chief Executive Officer                  President and Chief Executive Officer

John J. Boczar, CPA                                    John J. Boczar, CPA
Treasurer                                              Vice President and Chief Financial Officer

                                                       Robert W. Foust
                                                       Vice President and Branch Administrator



OTHER OFFICERS

Edith M. Beckwith                                      Mark L. Emerick                         Fred S. Port
Manager - Eau Claire                                   Manager - Brookville                    Assistant Vice President
                                                                                               Manager - Clarion Mall
Sue Bricen                                             Dwane A. Galbraith
Manager - Ridgway                                      Assistant Manager- Brookville           Joseph M. Sporer
                                                                                               Assistant Vice President
Scott B. Daum                                          Allan I. Johnson                        Manager - Clarion
Assistant Vice President                               Manager - Knox
Operations Officer                                                                             Robert A. Vernick
                                                       James W. LeVier                         Assistant Vice President
Janice F. Dittman                                      Assistant Vice President                Manager - Bon Aire
Manager - Data Processing                              Credit Administration

Cindy L. Elder                                         Troy J. Moore
Assistant Vice President                               Acting Manager - East Brady
Manager - Emlenton

ANNUAL MEETING

The Annual Meeting of Shareholders of Emclaire Financial Corp. will be held at the Farmers National Bank Data Processing Center, 708 Main Street, Emlenton, Pennsylvania, on Monday, May 10, 1999 at 7:00 p.m.

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

INVESTOR INFORMATION

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

                           Hopper Soliday & Co., Inc.
                                1703 Oregon Pike
                               Lancaster, PA 17601
                                 (800) 646-8647

                            E. E. Powell & Co., Inc.
                                 1100 Gulf Tower
                              Pittsburgh, PA 15219
                                 (412) 391-4594

                           F. J. Morrissey & Co., Inc.
                         1700 Market Street - Suite 1420
                             Philadelphia, PA 19103
                                 (215) 563-8500

                                 Ryan Beck & Co.
                                 80 Main Street
                              West Orange, NJ 07052
                                 (201) 325-3200


                             BRANCH OFFICE LOCATIONS



         Emlenton                     Eau Claire              Clarion - 2 Locations       Knox - 2 Locations
      612 Main Street          207 S. Washington Street        Sixth & Wood Streets         Rt. 338 South
    Emlenton, PA 16373           Eau Claire, PA 16030           Clarion, PA 16214           Knox, PA 16232
      (724) 867-2311                (724) 791-2591                (814) 226-7523            (814) 797-2200

                                                                       and                       and
        East Brady                      Butler
     323 Broad Street               Bon Aire Plaza                 Clarion Mall          Main & State Streets
   East Brady, PA 16028         1101 North Main Street           I-80 and Rt. 68            Knox, PA 16232
      (724) 526-5793               Butler, PA 16003                Clarion, PA              (814) 797-1136
                                    (724) 283-4666                (814) 226-7488

          Ridgway                       DuBois                      Brookville
      173 Main Street              17 W. Long Avenue             263 Main Street
     Ridgway, PA 15853             DuBois, PA 15801            Brookville, PA 15825
      (814) 773-3195                (814) 371-2166                (814) 849-8363
