Form 10KSB40, Exhibit 13
period 1999-12-31
EMCLAIRE FINANCIAL CORP
filed 2000-04-14
CIK 858800

EXHIBIT 13

    Annual Report to Stockholders for the fiscal year ended December 31, 1999

                               [LOGO OMITTED] Emclaire Financial Corp.

                               1999 ANNUAL REPORT TABLE OF CONTENTS         Page

                               President's Letter                             1
                               Selected Financial Data                        2
                               Consolidated Financial Statements              3
                               Notes to Consolidated Financial Statements     7
                               Report of Independent Auditors                22
                               Management's Discussion and Analysis of
                                  Financial Condition and Results of
                                  Operations                                 23
                               Common Stock Information                      34
                               Directors and Officers                        35

ANNUAL MEETING

The Annual Meeting of Shareholders of Emclaire Financial Corp. will be held at the Clarion Holiday Inn, I-80 and Rt. 66, Clarion, PA on Tuesday May 16, 2000, at 7:00 p. m.

ADDITIONAL FINANCIAL INFORMATION

A copy of Emclaire Financial Corp.'s Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be furnished, free of charge, upon written request to John J. Boczar, Secretary/Treasurer, Drawer D, Emlenton, PA, 16373-0046.

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

       E. E. Powell & Co., Inc.               F. J. Morrissey & Co., Inc.                Parker/Hunter, Inc.
            1100 Gulf Tower                 1700 Market Street - Suite 1420         600 Grant Street - Suite 3100
         Pittsburgh, PA 15219                   Philadelphia, PA 19103                  Pittsburgh, PA 15219
            (800) 289-7865                          (215) 563-8500                         (412) 562-8000


                     Farmers National Bank Branch Locations

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
         East Brady                      Butler
      323 Broad Street               Bon Aire Plaza                Clarion Mall             Main & State Streets
    East Brady, PA 16028         1101 North Main Street           I-80 and Rt. 68              Knox, PA 16232
       (724) 526-5793               Butler, PA 16003             Clarion, PA 16214             (814) 797-1136
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

[GRAPHIC OMITTED]Emclaire Financial Corp.



Dear Stockholders and Friends:

The 1900's came to a close on December 31, 1999, and our bank survived the dreaded century date roll over. We found that we were prepared and no major problems accompanied the century date change. As we begin the new millennium, we are prepared to celebrate 100 years of community service by Farmers National Bank.

The year 1999 showed a healthy growth in income for our company. Net income rose $431,000 or 33% from the prior year to $1,754,000, as earnings per share increased 13% to $1.26. The improvement in earnings is attributed to a combination of the increase in net interest income, which rose 20% or $1.3 million, combined with more moderate growth in other operating expenses. Other operating expenses, excluding the effect of non-recurring charges incurred in 1998, rose $902,000 or 17% in 1999, due to staff added during the year and the full-year operation of the offices acquired in 1998. Total assets decreased slightly to $192.0 million, reflecting a similar decrease in total deposits as result of restructuring time deposits acquired in the purchase of Peoples Savings Bank. During the year total loans rose $5.2 million or 4% to $139.5 million

During 1999 we worked hard at integrating the Peoples Savings Bank operations into the Farmers system. We are committed to continue this process with the remodeling of the Brookville office in 2000, and moving the DuBois office to a new facility in the second quarter of the new year. New management talent in our Brookville, DuBois, Clarion and Butler markets is preparing our Bank for success in the new millennium. We are also planning new products and services to be implemented during the Year 2000 and beyond that will focus on improving our relationships with new and existing customers. Going forward, we will be focusing our efforts on customer service which will maximize our returns from the markets we serve.

Management and strategic planning were major issues addressed in 1999. We revisited our strategic plan with input from the Board of Directors, senior management and employees. This resulted in a restructure that added new management in operations, credit administration, network administration and marketing areas, along with duty realignment in business development, and branch administration. We focused our efforts on goal setting and the team concept. We have developed a team focused on moving the bank forward to enhance employee development, which will result in increased customer service. This will lead to improved financial performance, resulting in increased shareholder value. We also initiated a stock buy-back program that is expected to result in the repurchase of approximately five-percent of our outstanding shares. This buy-back program should aid in improving some of our financial performance ratios.

I would like to personally invite all of our friends to our annual meeting on May 16, 2000 at the Holiday Inn Clarion. This will mark our 100th anniversary of serving communities in northwest Pennsylvania. We are moving forward to provide excellent customer service and products, delivered by motivated and trained employees, which will increase market share and improve shareholder return. We have been successful over the past 100 years and have prepared for continued success in the future.

Sincerely,



/s/ David L. Cox
-----------------------------------------------
David L. Cox
Chairman, President and Chief Executive Officer

Selected Financial Data
(Dollars in thousands, except per share amounts)

                                                                              Year Ended December 31,
                                                       -----------------------------------------------------------------
                                                          1999         1998          1997          1996          1995
                                                       ---------     ---------     ---------     ---------     ---------
SUMMARY OF EARNINGS
Interest income                                        $  13,652     $  11,343     $   9,523     $   8,098     $   7,437
Interest expense                                           5,647         4,669         3,727         3,352         2,986
                                                       ---------     ---------     ---------     ---------     ---------
Net interest income                                        8,005         6,674         5,796         4,746         4,451
Provision for loan losses                                    162           200           220           120           143
                                                       ---------     ---------     ---------     ---------     ---------
Net interest income after
   provision for loan losses                               7,843         6,474         5,576         4,626         4,308
Other income                                                 860           793           596           427           389
Other expense                                              6,167         5,354         4,382         3,636         3,005
                                                       ---------     ---------     ---------     ---------     ---------
Income before income taxes and
  cumulative effect adjustment                             2,536         1,913         1,790         1,417         1,692
Applicable income tax expense                                782           590           546           436           520
                                                       ---------     ---------     ---------     ---------     ---------

NET INCOME                                             $   1,754     $   1,323     $   1,244     $     981     $   1,172
                                                       =========     =========     =========     =========     =========

PER SHARE DATA (1)
Earnings per share                                     $    1.26     $    1.12     $    1.15     $    1.15     $    1.40
Dividends paid                                         $     .57     $     .50     $     .44     $     .41     $     .43
Book value per share at period end                     $   15.11     $   15.12     $   12.48     $   11.68     $   10.76
Average number of shares outstanding                   1,394,473     1,186,540     1,081,453       852,403       839,160

STATEMENT OF CONDITION STATISTICS
(At end of period)
Assets                                                 $ 192,004     $ 194,132     $ 133,956     $ 128,002     $  98,599
Deposits                                                 168,425       169,870       117,655       114,725        88,944
Loans                                                    139,462       134,249        86,144        68,428        64,322
Allowance for loan losses                                  1,373         1,336           874           733           687
Federal funds sold                                             -         9,700             -         3,500         2,500
Investment securities                                     35,777        32,321        38,034        46,483        26,361
Stockholders' equity                                      20,804        21,101        13,498        12,631         9,032

SIGNIFICANT RATIOS
Return on average equity                                    8.27%         8.08%         9.57%        10.33%        13.56%
Return on average assets                                     .90           .85           .96           .89          1.20
Net yield on earning assets                                 4.56          4.71          4.88          4.68          4.97
Net loans as a percent of deposits                         81.99         78.24         72.47         59.01         71.55
Equity to assets at period end                             10.84         10.87         10.08          9.87          9.16
Average earning assets to total assets                     92.71         92.56         93.02         93.63         94.11
Average interest-bearing liabilities to total assets       74.86         74.47         74.71         77.02         77.26
Dividends as a percent of net income                       45.24         44.64         38.26         35.65         30.71
Allowance for loan losses to total loans                     .98          1.00          1.01          1.07          1.07
Full time equivalent employees                               102            88            75            74            52
Banking offices                                               11            11             7             7             4

(1) - Adjusted for a 5% stock dividend in 1997, and a 4-for-1 stock split in 1996.

Emclaire Financial Corp.               2                      1999 Annual Report

                            EMCLAIRE FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET
                             (Dollars in thousands)

                                                                                          December 31,
                                                                                       1999         1998
                                                                                    ---------    ---------
 ASSETS
     Cash and due from banks                                                        $   8,595    $   8,989
     Federal funds sold                                                                     -        9,700
     Time deposits with other financial institutions                                        -          100
     Investment securities (Note 4):
         Available for sale                                                            33,499       28,929
         Held to maturity (estimated market value
             of $2,269 and $3,419)                                                      2,278        3,392
     Loans (Note 5)                                                                   139,462      134,249
     Less allowance for loan losses (Note 6)                                            1,373        1,336
                                                                                    ---------    ---------
         Net loans                                                                    138,089      132,913
     Premises and equipment (Note 7)                                                    3,369        3,625
     Accrued interest and other assets                                                  6,174        6,484
                                                                                    ---------    ---------

             TOTAL ASSETS                                                           $ 192,004    $ 194,132
                                                                                    =========    =========

LIABILITIES
     Deposits
         Noninterest bearing demand                                                 $  27,871    $  24,746
         Interest bearing demand                                                       21,628       22,026
         Savings                                                                       23,021       22,527
         Money market                                                                  22,254       21,381
         Time (Note 8)                                                                 73,651       79,190
                                                                                    ---------    ---------
             Total deposits                                                           168,425      169,870
     Borrowed funds (Note 12)                                                           2,000        2,000
     Accrued interest and other liabilities                                               775        1,161
                                                                                    ---------    ---------
             TOTAL LIABILITIES                                                        171,200      173,031
                                                                                    ---------    ---------

STOCKHOLDERS' EQUITY
     Preferred stock, par value $1.00; 3,000,000 shares
         authorized; none issued                                                            -            -
     Common stock, par value $1.25 per share; 12,000,000 shares authorized;
         1,395,852 shares issued                                                        1,745        1,745
     Additional paid-in capital                                                        10,871       10,871
     Retained earnings                                                                  9,151        8,192
     Accumulated other comprehensive (loss) income                                       (663)         293
     Treasury stock at cost (19,242 shares)                                              (300)           -
                                                                                    ---------    ---------
             TOTAL STOCKHOLDERS' EQUITY                                                20,804       21,101
                                                                                    ---------    ---------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $ 192,004    $ 194,132
                                                                                    =========    =========

See accompanying notes to the consolidated financial statements.

Emclaire Financial Corp.               3                      1999 Annual Report

                            EMCLAIRE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME
                (Dollars in thousands, except per share amounts)

                                                           Year Ended December 31,
                                                              1999         1998
                                                           ---------    ---------
INTEREST INCOME
      Loans, including fees                                $  11,067    $   8,943
      Interest bearing deposits in other banks                   102           41
      Federal funds sold                                         404          226
      Investment securities:
          Taxable                                              1,809        1,940
          Exempt from federal income tax                         270          193
                                                           ---------    ---------
             Total interest income                            13,652       11,343
                                                           ---------    ---------

INTEREST EXPENSE
      Deposits                                                 5,533        4,550
      Borrowed funds                                             114          119
                                                           ---------    ---------
             Total interest expense                            5,647        4,669
                                                           ---------    ---------

NET INTEREST INCOME                                            8,005        6,674

Provision for loan losses                                        162          200
                                                           ---------    ---------

NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES                                7,843        6,474
                                                           ---------    ---------

OTHER OPERATING INCOME
      Service fees on deposit accounts                           621          551
      Other                                                      239          242
                                                           ---------    ---------
             Total other operating income                        860          793
                                                           ---------    ---------

OTHER OPERATING EXPENSE
      Salaries and employee benefits                           3,041        2,474
      Occupancy, furniture and equipment                         948          938
      Other (Note 9)                                           2,178        1,942
                                                           ---------    ---------
             Total other operating expense                     6,167        5,354
                                                           ---------    ---------

Income before income taxes                                     2,536        1,913
Income taxes (Note 10)                                           782          590
                                                           ---------    ---------

NET INCOME                                                 $   1,754    $   1,323
                                                           =========    =========

EARNINGS PER SHARE                                         $    1.26    $    1.12

AVERAGE SHARES OUTSTANDING                                 1,394,473    1,186,540

See accompanying notes to the consolidated financial statements.

Emclaire Financial Corp.               4                      1999 Annual Report

                            EMCLAIRE FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  (dollars in thousands, except per share data)

                                                                                         Accumulated
                                                             Additional                     Other
                                                 Common       Paid in       Retained    Comprehensive   Treasury
                                                 Stock        Capital       Earnings    Income (Loss)    Stock          Total
                                               ----------  -------------   ----------  ---------------  --------     -----------
Balance, December 31, 1997                      $  1,352    $  4,432       $  7,492       $    222       $     -      $ 13,498

Comprehensive income:
     Net income                                                               1,323                                      1,323
     Other comprehensive income, net
         unrealized gains on securities
         net of tax of $37                                                                      71                          71
                                                                                                                      --------
Total comprehensive income                                                                                               1,394
Dividends declared
     ($.50 per share)                                                          (623)                                      (623)
Issuance of 314,399 shares of
     common stock in acquisition
         transaction (Note 3)                        393       6,439                                                     6,832
                                                --------    --------       --------       --------       -------      --------

Balance December 31, 1998                          1,745      10,871          8,192            293             -        21,101

Comprehensive income:
     Net income                                                               1,754                                      1,754
     Other comprehensive income, net
         unrealized losses on securities
         net of tax benefit of $493                                                           (956)                       (956)
                                                                                                                      --------
Total comprehensive income                                                                                                 798
Dividends declared
     ($.57 per share)                                                          (795)                                      (795)
Treasury stock acquired (Note 15)                                                                           (300)         (300)
                                                --------    --------       --------       --------       -------      --------

Balance December 31, 1999                       $  1,745    $ 10,871       $  9,151       $   (663)      $  (300)     $ 20,804
                                                ========    ========       ========       ========       =======      ========

See accompanying notes to the consolidated financial statements.

Emclaire Financial Corp.               5                      1999 Annual Report

                            EMCLAIRE FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)

                                                                                        Year Ended December 31,
                                                                                            1999         1998
                                                                                       -----------  -----------
OPERATING ACTIVITIES
     Net income                                                                           $ 1,754      $ 1,323
     Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and amortization                                                     934          788
            Net amortization of investment security
                discounts and premiums                                                        121          147
            Provision for loan losses                                                         162          200
            Deferred income taxes                                                              (3)         (47)
            (Increase) decrease in accrued interest receivable                                (32)          21
            Decrease in accrued interest payable                                              (44)        (113)
            Other, net                                                                        (91)        (170)
                                                                                       -----------  -----------
                Net cash provided by operating activities                                   2,801        2,149
                                                                                       -----------  -----------

INVESTING ACTIVITIES
     Proceeds from maturities and repayments of investment securities:
            Available for sale                                                              7,805        5,500
            Held to maturity                                                                1,080        2,623
     Purchases of investment securities:
            Available for sale                                                            (13,911)      (1,903)
     Net loan originations                                                                 (5,393)     (12,395)
     Purchases of premises and equipment                                                     (149)      (1,118)
     Proceeds from sale of foreclosed assets                                                  126          343
     Net proceeds from acquisition (Note 3)                                                     -        2,232
     Other                                                                                    106            -
                                                                                       -----------  -----------
                Net cash used for investing activities                                    (10,336)      (4,718)
                                                                                       -----------  -----------

FINANCING ACTIVITIES
     Net increase (decrease) in deposits                                                   (1,445)      17,150
     Decrease in short-term borrowings                                                          -         (200)
     Payments for obligation under capital lease                                              (19)         (44)
     Acquisition of treasury stock                                                           (300)           -
     Cash dividends paid, including fractional shares                                        (795)        (623)
                                                                                       -----------  -----------
                Net cash (used for) provided by financing activities                       (2,559)      16,283
                                                                                       -----------  -----------

                Increase (decrease) in cash and cash equivalents                          (10,094)      13,714

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                             18,689        4,975
                                                                                       -----------  -----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                  $ 8,595     $ 18,689
                                                                                       ===========  ===========

See accompanying notes to the consolidated financial statements.

Emclaire Financial Corp.               6                      1999 Annual Report

EMCLAIRE FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Emclaire Financial Corp. ("Company") is a Pennsylvania corporation organized as the holding company of The Farmers National Bank of Emlenton ("Bank"). The Bank is a national association headquartered in Emlenton, Pennsylvania. The Company's principal sources of revenue emanate from its investment securities portfolio, its portfolio of residential real estate, commercial real estate, commercial and consumer loans, as well as a variety of deposit services offered to its customers through eleven offices. The Board of Governors of the Federal Reserve System supervises the Company, while the Bank is subject to regulation and supervision by the Office of the Comptroller of the Currency.

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

Realized securities gains and losses are computed using the specific identification method. Interest and dividends on securities are recognized as income when earned. Common stock of the Federal Home Loan Bank and Federal Reserve Bank represents ownership in institutions, which are wholly-owned by other financial institutions. These equity securities are accounted for at cost and classified as available for sale.

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

The Company considers a commercial or commercial real estate loan to be impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan. Loan impairment is measured based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Emclaire Financial Corp.               7                      1999 Annual Report

Residential mortgage loans and consumer loans are large groups of smaller balance homogenous loans and are measured for impairment collectively. Loans that experience insignificant payment delays are, generally, not classified as impaired. The significance of payment delays is determined on a case by case basis, considering the length of the delay, the prior payment record, the amount of the shortfall, and the principal and interest owed

Payments received on impaired loans are applied against the recorded investment in the loan. For loans other than those that the Company expects repayment through liquidation of the collateral, when the remaining recorded investment in the impaired loans is less than or equal to the present value of the expected cash flows, income is recorded on a cash basis.

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

Intangible Assets

Goodwill is the excess cost over net tangible assets and identified intangible assets acquired through purchase acquisitions. This intangible asset, included in other assets and totaling $3,083,000 and $3,218,000, at December 31, 1999 and 1998, respectively, is amortized using the straight-line method over a period not to exceed 25 years. Core deposit intangible premiums totaling $851,000 and $1,063,000 at December 31, 1999 and 1998, respectively, are included in other assets and are amortized on a straight-line basis over the average remaining lives of the acquired deposits, not to exceed eight years. Goodwill and other intangible assets are periodically reviewed for possible impairment.

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

Comprehensive Income

The Company is required to present comprehensive income in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Stockholders' Equity.

Earnings Per Share

The Company maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share computations are based on the weighted average number of shares outstanding.

Cash Flow Information

The Company has defined cash equivalents as those amounts included in due from banks and federal funds sold.

Cash payments for interest in 1999 and 1998 were $5,691,000 and $4,571,000, respectively. Cash payments for income taxes in 1999 and 1998 were $787,000 and $608,000, respectively.

Assets acquired, net of cash, and liabilities assumed in the acquisition of Peoples Savings Financial Corporation amounted to $40,289,000 and $35,689,000, respectively in 1998.

Emclaire Financial Corp.               8                      1999 Annual Report

2.  RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Derivative Instruments and Hedging Activities

Financial Accounting Standards Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by statement No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" requires derivative instruments be carried at fair value on the balance sheet. The statement allows for the continued use of derivatives to hedge various risks, and sets forth specific criteria to be used to determine when hedge accounting should be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period. For derivative instruments not accounted for as hedges, changes in fair value will be recognized in earnings.

This statement becomes effective for interim and annual reporting beginning January 1, 2001. The impact on the financial position and results of operations of the Company in adopting this statement are not currently determinable.

3.   ACQUISITION

On August 31, 1998, the Company acquired Peoples Savings Financial Corporation ("Peoples") in a transaction accounted for as a purchase. This transaction was consummated through the issuance of 314,399 shares of Emclaire common stock and a cash payment of $5.7 million, and was valued at approximately $12.6 million. Peoples' wholly owned subsidiary, Peoples Savings Bank, was merged into and became part of the Bank. The results of operations for the three branch offices acquired in this transaction are included in the accompanying financial statements since the date of acquisition. As a result of this transaction, total consolidated assets increased approximately $42.1 million, including net fair value and identifiable intangible asset adjustments of $917,000, and goodwill of $2.6 million. The fair value adjustments and identifiable intangible assets are being amortized over two to twenty years. The resulting goodwill is being amortized over 25 years.

4.   INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows (in thousands):

Available for Sale                                                                 1999
                                                    ----------------------------------------------------------------
                                                                         Gross             Gross          Estimated
                                                     Amortized         Unrealized        Unrealized         Market
                                                       Cost              Gains             Losses           Value
                                                    -----------        ----------        ----------      ----------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                        $ 14,936             $  13          $   (258)       $ 14,691
Obligations of states and political
     subdivisions                                        7,225                 4              (286)          6,943
Corporate notes                                         10,032                 -               (45)          9,987
Mortgage-backed securities                                   4                 -                 -               4
                                                      --------             -----          --------        --------
            Total debt securities                       32,197                17              (589)         31,625
Marketable equity securities including
     equity investments in Federal Reserve
     and Federal Home Loan Banks                         2,307                 -              (433)          1,874
                                                      --------             -----          --------        --------

            Total                                     $ 34,504             $  17          $ (1,022)       $ 33,499
                                                      ========             =====          ========        ========

Emclaire Financial Corp.               9                      1999 Annual Report

Held to Maturity                                                               1999
                                                    ----------------------------------------------------------------
                                                                         Gross             Gross          Estimated
                                                     Amortized         Unrealized        Unrealized         Market
                                                       Cost              Gains             Losses           Value
                                                    -----------        ----------        ----------      ----------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                         $ 1,001               $ 1             $   -         $ 1,002
Corporate notes                                          1,014                 -                (3)          1,011
Mortgage-backed securities                                 263                 -                (7)            256
                                                       -------               ---             -----         -------

            Total                                      $ 2,278               $ 1             $ (10)        $ 2,269
                                                       =======               ===             =====         =======

Available for Sale                                                             1998
                                                    ----------------------------------------------------------------
                                                                         Gross             Gross          Estimated
                                                     Amortized         Unrealized        Unrealized         Market
                                                       Cost              Gains             Losses           Value
                                                    -----------        ----------        ----------      ----------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                       $  12,001             $ 203             $   -         $ 12,204
Obligations of states and political
     subdivisions                                        4,252                65                 -            4,317
Corporate notes                                          9,971               192                 -           10,163
Mortgage-backed securities                                   9                 -                 -                9
                                                     ---------             -----             -----         --------
            Total debt securities                       26,233               460                 -           26,693
Marketable equity securities including
     equity investments in Federal Reserve
     and Federal Home Loan Banks                         2,252                 -               (16)           2,236
                                                     ---------             -----             -----         --------

            Total                                    $  28,485             $ 460             $ (16)        $ 28,929
                                                     =========             =====             =====         ========

Held to Maturity                                                               1998
                                                    ----------------------------------------------------------------
                                                                         Gross             Gross          Estimated
                                                     Amortized         Unrealized        Unrealized         Market
                                                       Cost              Gains             Losses           Value
                                                    -----------        ----------        ----------      ----------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                         $ 1,003              $ 19             $   -          $ 1,022
Corporate notes                                          2,044                18                 -            2,062
Mortgage-backed securities                                 345                 -               (10)             335
                                                       -------                --             -----          -------

            Total                                      $ 3,392              $ 37             $ (10)         $ 3,419
                                                       =======              ====             =====          =======

No sales of securities were transacted during 1999 or 1998.

Investment securities with a carrying value of approximately $6,926,000 and $5,779,000 at December 31, 1999 and 1998, respectively, were pledged to secure deposits and for other purposes as required by law. The carrying value approximated the estimated market value of the investment securities for both years.

Emclaire Financial Corp.               10                     1999 Annual Report

The amortized cost and estimated market value of debt securities at December 31, 1999, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      Available for Sale                   Held to Maturity
                                                    --------------------------         ---------------------------
                                                                     Estimated                           Estimated
                                                    Amortized          Market          Amortized           Market
                                                      Cost             Value             Cost              Value
                                                    --------         --------           -------           -------
Due in one year or less                             $  8,224         $  8,224           $ 2,015           $ 2,013
Due after one year through five years                 20,348           20,055                 -                 -
Due after five years through ten years                   653              640                 -                 -
After ten years                                        2,972            2,706               263               256
                                                    --------         --------           -------           -------

            Total                                   $ 32,197         $ 31,625           $ 2,278           $ 2,269
                                                    ========         ========           =======           =======

5.   LOANS

Major classifications of loans are summarized as follows (in thousands):

                                                         1999             1998
                                                         ----             ----
Commercial and industrial                            $  14,660         $  14,223
Real estate mortgages
     Residential                                        90,232            87,137
     Commercial and other                               20,360            18,381
Consumer                                                14,210            14,508
                                                     ---------         ---------
                                                       139,462           134,249
Less allowance for loan losses                           1,373             1,336
                                                     ---------         ---------

            Total                                    $ 138,089         $ 132,913
                                                     =========         =========

In the normal course of business, loans are extended to directors, executive officers, and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness, with the exception of consumer and residential mortgage loans granted to executive officers which carry an interest rate one percent below that quoted non-employees. Such loans, which are included in the following schedule, totaled $210,000 and $167,000 at December 31, 1999 and 1998, respectively. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 1999, is as follows (in thousands):

           1998           New Loans         Repayments            1999
           ----          ----------         ----------            ----

          $1,517             164                326              $1,355

The Bank's primary business activity is with customers located within Venango, Butler, Clarion, Clearfield, Elk and Jefferson Counties. Commercial, residential and personal loans are granted. Although the Bank has a diversified loan portfolio at December 31, 1999 and 1998, loans outstanding to individuals and businesses are dependent upon the local economic conditions within the immediate trade area.

Emclaire Financial Corp.               11                     1999 Annual Report

6.   ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                          1999            1998
                                                          ----            ----

Balance, beginning of year                              $ 1,336         $   874

     Allowance related to loans acquired                      -             349
     Provision                                              162             200
     Recoveries                                              30              26
     Charge-offs                                           (155)           (113)
                                                        -------         -------

Balance, end of year                                    $ 1,373         $ 1,336
                                                        =======         =======

At December 31, 1999 and 1998, the recorded investment in loans which are considered to be impaired was $515,000 for each year, all of which was placed in nonaccrual status. In addition, $40,000 of the related allowance for loan losses has been allocated for these impaired loans at December 31, 1999 and 1998, respectively.

The average recorded investment in impaired loans during the years ended December 31, 1999 and 1998, was approximately $515,000 and $575,000, respectively. Interest income totaling $45,000 was recognized on impaired loans in 1999, using the cash basis method of income recognition. No interest income was recognized on impaired loans during 1998.

7.   PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows (in thousands):

                                                    1999           1998
                                                    ----           ----

Land and improvements                             $  306         $  304
Buildings                                          2,762          2,752
Construction in process                               16              -
Leasehold improvements                               184            183
Furniture and fixtures                             2,459          2,343
                                                 -------        -------
                                                   5,727          5,582
Less accumulated depreciation                      2,358          1,957
                                                 -------        -------

            Total                                $ 3,369        $ 3,625
                                                 =======        =======


Depreciation and amortization charged to operations was $401,000 in 1999 and $365,000 in 1998.

Emclaire Financial Corp.               12                     1999 Annual Report

8.   TIME DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $7,956,000 and $10,397,000 at December 31, 1999 and 1998, respectively. The following schedule presents the contractual maturities for time deposits in excess of $100,000 at December 31, 1999 (in thousands):

            Within three months                                        $ 2,844
            After three months through six months                        1,957
            After six months through one year                              934
            After one year                                               2,221
                                                                       -------

            Total                                                      $ 7,956
                                                                       =======

9.   OTHER EXPENSES

The following is an analysis of other expenses (in thousands):

                                                  1999               1998
                                                  ----               ----

Software amortization                           $   165            $   122
Postage                                             133                135
ATM and debit card processing                       220                136
Telephone                                           223                186
Printing and supplies                               142                228
Amortization of intangible assets                   368                301
Other                                               927                834
                                                -------            -------

            Total                               $ 2,178            $ 1,942
                                                =======            =======

10.  INCOME TAXES

The provision for income taxes is summarized as follows (in thousands):

Currently payable                               $ 785             $ 637
Deferred                                           (3)              (47)
                                                -----             ------

            Total                               $ 782             $ 590
                                                =====             =====

Emclaire Financial Corp.               13                     1999 Annual Report

The reconciliation between the federal statutory rate and the Company's effective income tax rate is as follows (dollars in thousands):

                                            % of Pre-Tax                  % of Pre-Tax
                                  Amount       Income          Amount       Income
                                  -----     ------------       -----      ------------
Provision at statutory rate       $ 862         34.0%          $ 650         34.0%
Effect of tax exempt income        (135)        (5.3)            (86)        (4.5)
Goodwill                             36          1.4              12          0.6
Other                                19          0.7              14          0.7
                                  -----         ----           -----         ----

            Total                 $ 782         30.8%          $ 590         30.8%
                                  =====         ====           =====         ====

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31, are as follows (in thousands):

                                                   1999       1998
                                                   -----     -----

Deferred tax assets:
     Net unrealized loss on securities             $ 341       $ -
     Provision for loan losses                       400       399
     Other real estate owned                           -         2
     Capital lease obligation                          -         6
     Accrued pension cost                             58        58
                                                   -----     -----
         Gross deferred tax assets                   799       465
                                                   -----     -----

Deferred tax liabilities:
     Net unrealized gain on securities                 -       152
     Depreciation                                    248       221
     Intangible assets                                48       308
     Net loan origination costs                       30        21
     Other                                           252        38
                                                   -----     -----
         Gross deferred tax liabilities              578       740
                                                   -----     -----

            Net deferred tax asset (liability)     $ 221     $(275)
                                                   =====     =====

Emclaire Financial Corp.               14                     1999 Annual Report

The following summarizes benefit obligation and plan asset activity (in thousands):

11.  PENSION PLAN

                                               1999           1998
                                               ----           ----
Change in fair value of plan assets
     Balance at beginning of period          $ 2,108       $ 1,802
     Actual return on plan assets                171           352
     Benefits paid                               (45)          (46)
                                             -------       -------
Balance at end of year                         2,234         2,108
                                             -------       -------

Change in benefit obligation
     Balance at beginning of period            1,876         1,586
     Service cost                                146           112
     Interest cost                               125           113
     Actuarial (gain) loss                      (153)          111
     Benefits paid                               (44)          (46)
                                             -------       -------
Balance at end of year                         1,950         1,876
                                             -------       -------

Funded status                                    284           232
Unamortized prior service cost                     1             1
Unrecognized net actuarial gain                 (439)         (297)
Unrecognized transition asset                    (97)         (105)
                                             -------       -------

Accrued pension cost                         $  (251)      $  (169)
                                             =======       =======

Plan assets are primarily comprised of debt and equity mutual funds at December 31, 1999 and 1998.

In preparing the above information, the following actuarially assumed rates were used.

                                                         1999            1998
                                                         ----            ----

Discount rate                                            7.25%           6.75%
Rate of increase in future compensation levels           5.00            5.00
Rate of return on plan assets                            8.50            8.50

The following presents the components of the pension plan expense (in thousands):

                                       1999            1998
                                       ----            ----

Service cost                           $ 146          $ 112
Interest cost                            125            113
Expected return on plan assets          (177)          (151)
Transition asset                          (8)            (8)
Recognized net actuarial loss             (4)            (1)
                                       -----          -----
Net periodic pension cost              $  82          $  65
                                       =====          =====

Emclaire Financial Corp.               15                     1999 Annual Report

12.  BORROWED FUNDS

Available Lines of Credit

The Bank maintains a credit arrangement with the Federal Home Loan Bank of Pittsburgh ("FHLB"), as a source of additional liquidity. This credit line has an available limit of $10.0 million at December 31, 1999, is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

Long-term borrowings

Included in borrowed funds is an advance from the FHLB totaling $2,000,000 at December 31, 1999 and 1998, maturing July 11, 2002, with a current interest rate of 5.60 percent. This borrowing may convert to a variable rate instrument should the benchmark interest rate reach 6.50 percent. The Bank has the option to repay the borrowing without penalty at the conversion date, or at any subsequent repricing date. This borrowing is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

13.  COMMITMENTS AND CONTINGENT LIABILITIES

Loans and Letters of Credit

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk or liquidity risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments

The off-balance sheet commitments were comprised of the following at December 31 (in thousands):

                                                        1999            1998
                                                        ----            ----

Commitments to extend credit                         $ 11,949         $ 9,078
Standby letters of credit                                 869           1,171

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn on, the total contractual amounts do not necessarily represent future funding requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company on extension of credit is based on management's credit assessment of the counterparty.

Standby letters of credit are conditional commitments issued by the Company guaranteeing performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending normal loan commitments to customers. The Company generally holds collateral supporting standby letters of credit.

Operating Leases

Certain office facilities are leased under various operating leases expiring through 2003. Rental expense was $114,000 and $87,000 in 1999 and 1998, respectively. Future minimum rental commitments under noncancellable leases are (in thousands):

Emclaire Financial Corp.               16                    1999 Annual Report

                                              Future Minimum
                                              Lease Payments
                                              --------------

               2000                                $ 111
               2001                                   88
               2002                                   66
               2003                                   17
                                                   -----
                    Total                          $ 282
                                                   =====


14.  REGULATORY MATTERS

Cash and Due from Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 1999 and 1998, the Bank had required reserves of $1,515,000 and $1,084,000, respectively, comprised of vault cash, and a depository amount held with the Federal Reserve Bank.

Loans

The Federal Reserve Act limits extensions of credit by the Bank to the Company and requires such credits to be collateralized. Further, such secured loans are limited in amount to ten percent of the Bank's capital and surplus.
There were no loans between the Bank and the Company during 1999 and 1998.

Dividends

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits as defined for the year combined with its retained net profits for the two preceding calendar years less any required transfer to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2000, without approval of the comptroller, will be limited to $610,000 plus net profits retained up to the date of the dividend declaration.

Regulatory Capital Requirements

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain minimum dollar amounts and ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized". Should any institution fail to meet the requirements to be considered "adequately capitalized", it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 1999 and 1998, the Company and the Bank have been categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's classification category.

The following table presents the Company's capital ratios and minimum requirements at December 31 (dollars in thousands). The Bank's capital ratios are substantially the same as the Company's.

Emclaire Financial Corp.               17                    1999 Annual Report

                                                                                  Regulatory Capitalization Requirement
                                                                                  -------------------------------------
                                                           Actual                   Adequate                    Well
                                                           ------                   --------                    ----
                                                    Amount        Ratio        Amount       Ratio         Amount       Ratio
                                                    ------        -----        ------       -----         ------       -----
December 31, 1999

Total capital to risk-weighted assets               $18,620        15.9%       $9,367         8.0%       $11,709        10.0%
Tier 1 capital to risk-weighted assets               17,247        14.7         4,684         4.0          7,026         6.0
Tier 1 capital to average assets                     17,247         9.1         7,618         4.0          9,522         5.0

December 31, 1998

Total capital to risk-weighted assets               $17,899        15.7%       $9,142         8.0%       $11,428        10.0%
Tier 1 capital to risk-weighted assets               16,563        14.5         4,571         4.0          6,857         6.0
Tier 1 capital to average assets                     16,563         8.8         7,496         4.0          9,369         5.0

15.  COMMON STOCK

On October 20, 1999, the Company approved a stock repurchase plan, authorizing the repurchase of up to 69,792 shares of the Company's common stock. As of December 31, 1999, 19,242 shares had been acquired at a total cost of $300,000.

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

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):

Emclaire Financial Corp.               18                    1999 Annual Report

                                                               1999                                  1998
                                                    -------------------------             -------------------------
                                                    Carrying             Fair             Carrying             Fair
                                                     Value              Value              Value              Value
                                                     -----              -----              -----              -----
Financial assets

     Cash and due from banks and federal
         funds sold                                $   8,595            $ 8,595           $ 18,689           $ 18,689
     Time deposits with others                             -                  -                100                100
     Investment securities:
         Available for sale                           33,499             33,499             28,929             28,929
         Held to maturity                              2,278              2,269              3,392              3,419
     Net loans                                       138,089            134,340            132,913            135,801
     Accrued interest receivable                       1,197              1,197              1,165              1,165
                                                   ---------          ---------          ---------          ---------
                                                   $ 183,658          $ 179,900          $ 185,188          $ 188,103
                                                   =========          =========          =========          =========
Financial liabilities

     Deposits                                      $ 168,425          $ 168,144          $ 169,870          $ 170,777
     Borrowed funds                                    2,000              2,000              2,000              2,020
     Accrued interest payable                            376                376                420                420
                                                   ---------          ---------          ---------          ---------
                                                   $ 170,801          $ 170,520          $ 172,290          $ 173,217
                                                   =========          =========          =========          =========

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Due From Banks, Time Deposits with Others, Federal Funds Sold, Accrued Interest Receivable, and Accrued Interest Payable

The fair value is equal to the current carrying value.

Investment Securities

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

Emclaire Financial Corp.              19                      1999 Annual Report

17.  PARENT COMPANY CONDENSED   FINANCIAL INFORMATION

                             CONDENSED BALANCE SHEET
                             (Dollars in thousands)

                                                                             December 31,
                                                                     --------------------------
                                                                       1999              1998
                                                                       ----              ----
 ASSETS
      Cash on deposit in subsidiary bank                             $    16            $    19
      Investment securities available for sale                           935              1,344
      Investment in bank subsidiary                                   19,700             19,665
      Other assets                                                       159                 80
                                                                     -------            -------
             TOTAL ASSETS                                            $20,810            $21,108
                                                                     =======            =======

 LIABILITIES AND STOCKHOLDERS' EQUITY
      Accounts payable                                               $     6            $     7
      Stockholders' equity                                            20,804             21,101
                                                                     -------            -------
             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $20,810            $21,108
                                                                     =======            =======

                          CONDENSED STATEMENT OF INCOME
                             (Dollars in thousands)

                                                                      Year Ended December 31,
                                                                      -----------------------
                                                                       1999               1998
                                                                       ----               ----
 INCOME
      Dividends from subsidiary                                      $ 1,023            $ 1,443
      Other dividends                                                     32                  3
                                                                     -------            -------
             Total Income                                              1,055              1,446
                                                                     -------            -------
 EXPENSES                                                                 20                 26
                                                                     -------            -------
 Income before income taxes and equity in undistributed
      earnings of subsidiary                                           1,035              1,420
 Income tax benefit                                                       (4)                (8)
                                                                     -------            -------
 Income before equity in undistributed earnings in subsidiary          1,039              1,428
 Equity in undistributed earnings in subsidiary                          715               (105)
                                                                     -------            -------
 NET INCOME                                                          $ 1,754            $ 1,323
                                                                     =======            =======

Emclaire Financial Corp.              20                      1999 Annual Report

                                                                     Year Ended December 31,
                                                                     1999              1998
                                                                     ----              ----
 OPERATING ACTIVITIES
      Net income                                                    $ 1,754          $ 1,323
      Adjustments to reconcile net income to net
          cash provided by operating activities:
             Equity in undistributed earnings of subsidiary            (715)             105
             Other, net                                                  61               (9)
                                                                    -------          -------
                 Net cash provided by operating activities            1,100            1,419
                                                                    -------          -------

 INVESTING ACTIVITIES
      Purchase of available for sale securities                          (8)          (1,360)
      Net proceeds from acquisition                                       -              577
                                                                    -------          -------
                 Net cash used for investing activities                  (8)            (783)
                                                                    -------          -------

 FINANCING ACTIVITIES
      Acquisition of treasury stock                                    (300)               -
      Cash dividends paid                                              (795)            (623)
                                                                    -------          -------
                 Net cash used for financing activities              (1,095)            (623)
                                                                    -------          -------

                 Increase (decrease) in cash                             (3)              13

 CASH AT BEGINNING OF YEAR                                               19                6
                                                                    -------          -------

 CASH AT END OF YEAR                                                $    16          $    19
                                                                    =======          =======

Emclaire Financial Corp.              21                      1999 Annual Report

REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Emclaire Financial Corp.


We have audited the consolidated balance sheet of Emclaire Financial Corp. and Subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and Subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                             /s/ S.R. Snodgrass, A.C.
                                             ----------------------------
                                             S.R. Snodgrass, A.C.
                                             Wexford, Pennsylvania
                                             March 29, 2000



Emclaire Financial Corp.              22                      1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Emclaire Financial Corp. ("Emclaire" or the "Company") is the parent holding company for The Farmers National Bank of Emlenton ("Farmers" or the "Bank"). The following discussion and analysis is intended to provide information about the financial condition and results of operations of the Company and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto appearing elsewhere in this annual report.

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

OVERVIEW

Since January 1996, the Company has increased total assets $93.4 million, to $192.0 million, through a series of branch openings, and purchases. This growth has increased the number of offices from four to eleven, and expanded the Company's operations into six counties. The single most significant event in this expansion process was the purchase of Peoples Savings Financial Corporation ("Peoples") in August 1998. This acquisition added three branch offices and increased total loans and total deposits approximately $35.5 million and $35.0 million, respectively.

During 1999, the Company concentrated on absorbing the expansion undertaken during the past three years. As a result of its strategic planning process, a number of personnel were hired, during the third and fourth quarters, to fill open or newly-created managerial and staff positions. The positions filled included credit administrator, operations officer, credit analyst, business development officer, marketing director, and network administrator.

These staffing enhancements will allow the Company to implement its strategic goals of improving customer service, expanding market share, and improving financial performance.

During the fourth quarter of 1999, a stock repurchase plan was implemented under which up to 69,792 shares or five percent of the outstanding common shares will be repurchased. As of March 15, 2000, 42,312 shares have been acquired.


                               [GRAPHIC OMITTED]


RESULTS OF OPERATIONS

Summary

Net income for 1999, totaled $1.75 million, an increase of $431,000 or 33% from 1998. The increase in tax equivalent interest income, which rose $1.4 million or 21% to $8.2 million, was largely responsible for the increase in net income. The $30.3 million or 29% increase in loan volume was the principal factor for the increase in net interest income.

Other operating income rose $67,000 or 8% from 1998 to $860,000. Included in 1998's total is a $50,000 net gain from sales of other real estate owned. Such gains in 1999 totaled $13,000.

Other operating expenses for the Company increased $813,000 or 15% to $6.2 million in 1999. Salaries and benefits accounted for $567,000 of this increase, due to operating the four offices acquired or opened in 1998 for a full year, combined with the employees added in 1999.

Earnings per share for 1999 increased 13% to $1.26 from the $1.12 reported for 1998. The improvement in earnings on a per share basis did not match the total dollar increase in net income due to the full year effect of shares issued in 1998 in the Peoples acquisition.

Net interest income

The principal source of the Company's revenue is net interest income. Net interest income is the difference between interest income on earning assets such as loans and investment securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the amount and composition of interest earning assets and interest-bearing liabilities, and changes in the level of interest rates. Changes in net interest income are most often measured in two ways 1) interest spread and 2) net yield on earning assets. The difference between the yields on earning assets and rates paid for interest-bearing funds


Emclaire Financial Corp.              23                      1999 Annual Report
represents the interest spread. The net yield on earning assets is the percentage resulting from dividing net interest income by average earning assets. In the following tables, both the interest spread and the net yield on earning assets are presented on a tax-equivalent basis.

Tax-equivalent net interest increased $1.4 million or 21% to $8.2 million in 1999, due to an increase in the average volume of earning assets, which offset the decline in the net interest margin. The increase in the volume of earning assets is largely due to the full-year impact of the three branch offices acquired in 1998.

The net interest spread was 3.81% in 1999 and 3.92% in 1998. This decrease is consistent with that experienced by other financial institutions and results from a combination of factors. The interest earning assets acquired in 1998 consist principally of residential mortgage loans, which provide a lower rate of return than other loan products. The effect of these loans in 1999 was to reduce the yield on earning assets by approximately 2 basis points. In addition, the interest-bearing deposits for these purchased offices had a higher cost than the remaining offices. This higher cost of funds increased the overall cost of funds by approximately 17 basis points.

Average earning assets of $179.8 million in 1999, represented an increase of $35.4 million or 24% from 1998. The full-year effect of the purchased assets previously discussed, combined with net loan originations during the year, accounted for the largest portion of the growth. The average balance of interest-bearing deposits in other banks and federal funds sold increased $1.1 million and $3.8 million, respectively, to provide ready funds in the event of any possible Y2K funding needs. Average total investment securities remained largely unchanged from 1998 at $34.7 million. However, the mix of the securities portfolio shifted as funds were invested in longer-term callable tax-exempt securities, a strategy designed to improve the Company's tax position.

Tax equivalent interest income rose $2.4 million or 21% for 1999, due to the increase in average earning assets previously discussed. This increase in earning assets offset the decline in interest rates, particularly the decline in the loan portfolio, which fell to 8.25%, due to the impact of the lower yielding residential mortgage loans, previously discussed. The yield on earning assets fell to 7.70% from 7.94%

Interest expense for 1999 totaled $5.6 million, an increase of $978,000 or 21% from 1998. The rise in the volume of interest-bearing liabilities accounted for the increase, more than offsetting the decline in the cost of funds, which fell to 3.89% from 4.02%, as a result of the generally lower rate environment during the first half of 1999.

Due to actions taken by the Federal Reserve Board, the prime interest rate rose three times during 1999, for a combined increase of 75 basis points. If this trend continues through 2000, the upward pressure on interest rates could adversely impact the Company's net interest margin and lessen loan demand.

The following table presents interest income, interest expense, and net interest income for 1999 and 1998. This table compares the daily average balances of earning assets and interest-bearing liabilities with the related interest income and expense, and the corresponding average interest rate earned or paid. Tax-exempt asset yields have been adjusted to their tax equivalent yield based on a marginal tax rate of 34%. The tax equivalent adjustment to interest income was $194,000 and $130,000 for 1999 and 1998, respectively. Average investment securities balances are computed based on amortized cost and exclude unrealized gains and losses on securities available for sale. Average outstanding loans include non-accrual loans (in thousands):

Emclaire Financial Corp.              24                      1999 Annual Report

                                                                         1999                                 1998
                                                         -----------------------------------   ---------------------------------
                                                          Average                     Yield/    Average                   Yield/
                                                           Volume      Interest        Rate      Volume      Interest      Rate
                                                         ---------    ---------       ------   ---------    ---------     ------
ASSETS
Interest-earning assets
     Investment securities
        Taxable                                          $  28,830    $   1,809        6.27%   $  30,297    $   1,940      6.40%
        Exempt from federal income tax                       5,905          409        6.93        4,381          292      6.67
     Interest bearing deposits in other banks                1,991          102        5.12          855           41      4.80
     Loans                                                 134,850       11,122        8.25      104,513        8,974      8.59
     Federal funds sold                                      8,232          404        4.91        4,401          226      5.14
                                                         ---------    ---------                ---------    ---------

     Total interest-earning assets                         179,808       13,846        7.70      144,447       11,473      7.94
                                                                      ---------                ---------

Noninterest-earning assets
     Cash and due from banks                                 5,977                                 4,907
     Unrealized (loss) gain on securities                     (215)                                  414
     Allowance for loan losses                              (1,349)                               (1,035)
     Other assets                                            9,718                                 7,332
                                                         ---------                             ---------

        Total assets                                     $ 193,939                             $ 156,065
                                                         =========                             =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
     NOW accounts                                        $  21,376          338        1.58%   $  18,669          329      1.76%
     Money market accounts                                  21,612          678        3.14       18,785          607      3.23
     Savings deposits                                       22,798          579        2.54       19,344          508      2.63
     Time deposits                                          77,359        3,938        5.09       57,300        3,106      5.42
     Obligation under capital lease                              4            -           -           42            2      4.76
     Borrowed funds                                          2,028          114        5.62        2,083          117      5.62
                                                         ---------    ---------                ---------    ---------


     Total interest-bearing liabilities                    145,177        5,647        3.89      116,223        4,669      4.02
                                                                      ---------                             ---------

Noninterest-bearing liabilities
     Demand deposits                                        26,601                                22,731
     Other liabilities                                         944                                   730
     Capital                                                21,217                                16,381
                                                         ---------                             ---------

        Total liabilities and stockholders' equity       $ 193,939                             $ 156,065
                                                         =========                             =========

        Net interest spread                                                            3.81                                3.92
                                                                                       ====                                ====

        Net interest income and net yield on
           interest-earning assets                                    $   8,199        4.56%                $   6,804      4.71%
                                                                      =========        ====                 =========      ====

Emclaire Financial Corp.              25                      1999 Annual Report

The following table presents changes in interest income, interest expense and net interest income due to volume and rate variances for earning assets and interest bearing liabilities (in thousands). Changes in interest not due solely to changes in volume or rates are allocated proportionally.

                                               1999 Change From 1998            1998 Change From 1997
                                          ------------------------------  -------------------------------
                                            Total       Change Due To       Total        Change Due To
                                           Change     Volume      Rate     Change      Volume      Rate
                                          --------   --------   --------  --------    --------   --------

INTEREST INCOME ON:
     Taxable investment securities        $  (131)   $   (93)   $   (38)   $  (339)   $  (389)   $    50
     Non-taxable investment securities        117        106         11         12         (7)        19
     Interest bearing deposits in other
        banks                                  61         58          3         40         40          -
     Loans                                  2,148      2,515       (367)     1,985      2,228       (243)
     Federal funds sold                       178        188        (10)       137        143         (6)
                                          -------    -------    -------    -------    -------    -------

        Total interest income               2,373      2,774       (401)     1,835      2,015       (180)
                                          -------    -------    -------    -------    -------    -------

INTEREST EXPENSE ON:
     NOW accounts                               9         45        (36)        34         39         (5)
     Money market accounts                     71         88        (17)        28         21          7
     Savings deposits                          71         88        (17)        65         91        (26)
     Time deposits                            832      1,031       (199)       768        635        133
     Obligation under capital lease            (2)        (1)        (1)        (3)        (2)        (1)
     Borrowed funds                            (3)        (3)         -         50         50          -
                                          -------    -------    -------    -------    -------    -------

        Total interest expense                978      1,248       (270)       942        834        108
                                          -------    -------    -------    -------    -------    -------

NET INTEREST INCOME                       $ 1,395    $ 1,526    $  (131)   $   893    $ 1,181    $  (288)
                                          =======    =======    =======    =======    =======    =======

Provision for Loan Losses

Provisions for loan losses totaled $162,000 for 1999, a 19% decrease from the $200,000 provided in 1998. In addition, the allowance for loan losses in 1998 was increased by approximately $349,000, as a result of the Peoples acquisition. The allowance for loan losses totaled $1.37 million at December 31, 1999, an increase of $37,000 or 3% from 1998.

The allowance for loan losses is periodically evaluated based on an assessment of the losses inherent in the loan portfolio. Periodic provisions to the allowance for loan losses are made to maintain the allowance at an acceptable level commensurate with the credit risk inherent in the loan portfolio. See "Loan Quality" for additional discussion of the allowance for loan losses. The following table presents a summary of loan losses by loan type and changes in the allowance for loan losses (in thousands):


Emclaire Financial Corp.              26                      1999 Annual Report

                                                                  1999        1998        1997
                                                                --------    --------    --------
Total loans outstanding                                         $139,462    $134,249    $ 86,144
                                                                ========    ========    ========
Average loans outstanding                                       $134,850    $104,513    $ 78,610
                                                                ========    ========    ========

Allowance for loan losses at beginning of year                  $  1,336    $    874    $    733
Provision charged to expense                                         162         200         220
Allowance related to loans acquired                                    -         349           -
Charge-offs:
     Commercial and industrial                                         -           -           1
     Real estate                                                      12          21          33
     Consumer                                                        143          92          74
                                                                --------    --------    --------
         Total                                                       155         113         108
                                                                --------    --------    --------
Recoveries:
     Commercial and industrial                                         -           9           2
     Real estate                                                       -           -          19
     Consumer                                                         30          17           8
                                                                --------    --------    --------
         Total                                                        30          26          29
                                                                --------    --------    --------
     Net charge-offs                                                 125          87          79
                                                                --------    --------    --------

Allowance for loan losses at end of period                      $  1,373    $  1,336    $    874
                                                                ========    ========    ========

Allowance for loan losses as a percent of total loans                .98%       1.00%       1.01%
Net charge-offs as a percent of average loans                        .09         .08         .10

Other Operating Income

Other operating income, comprised principally of fees and charges on customer deposit accounts, increased $67,000 or 8% to $860,000 in 1999 from $793,000 in 1998. Included in the total for 1998 are gains of approximately $50,000, from the sale of foreclosed real estate. In 1999, gains on sales of foreclosed real estate totaled $13,000.

Service charges on customer accounts increased $70,000 or 13% to $621,000 due principally to overdraft charges and returned check charges associated with the increase in the number of checking accounts. These two fees accounted for approximately 96% of the total service charge revenue. The operations acquired in 1998 did not contribute significantly to the increase in fee income, due to the low number of checking accounts maintained at these offices.

Excluding the effect of the gains on sales of foreclosed real estate, other income increased $34,000 or 18% from 1998. Increases in fees from the MasterMoney(TM) debit card product and an ATM convenience charge for non-customers using a Farmers' ATM accounted for the increase.

Other Operating Expense

Other operating expense consists principally of employee salaries and benefits, occupancy and equipment costs, and other operating costs such as telephone, postage, ATM processing and intangible asset amortization. For 1999, these expenses increased $813,000 or 15% from 1998 to $6.2 million. Excluding certain non-recurring costs incurred in 1998 for equipment and software disposal, implementing check imaging and upgrading data communication systems, other operating expense increased $902,000 or 17%.

Salaries and employee benefits increased $567,000 or 23% in 1999 to $3.0 million. The full-year operation of the offices opened or acquired in 1998, combined with the staff additions in 1999 discussed earlier, accounted for the largest portion of the increase. The full-year impact of the branch operations accounted for $210,000 of the total increase, while the salaries and benefits of the additional employees totaled approximately $220,000. In addition, during 1999 the Company began using temporary employees to oversee the human resource and training functions and to perform various clerical tasks. The use of these temporary employees cost approximately $158,000. During 1999, the cost of medical insurance benefits increased approximately 12% or $35,000, excluding the impact of the new employees and added branch operations, due to premium

Emclaire Financial Corp               27                      1999 Annual Report
rate increases. After reviewing the existing health insurance program, it was decided to convert the current program to a health maintenance organization sponsored by the same provider. This change, which will take effect late in the first quarter of 2000, results in a premium reduction of approximately 15%.

Occupancy and equipment expense increased $10,000 or 1% in 1999. Excluding a $55,000 write-down of equipment in 1998, occupancy and equipment expense rose $65,000 or 7%. Of this increase, $73,000 is due to additional costs related to the full-year operation of the branch offices acquired or opened in 1998. The data center and computer equipment put into service in 1998 resulted in additional depreciation expense of approximately $27,000 in 1999. Net savings of approximately $52,000 on equipment maintenance and repairs were realized in 1999 through the restructuring of various maintenance contracts. In addition, the termination of several miscellaneous equipment rental agreements netted savings of approximately $17,000. The remaining increase is the result of normal increases for recurring costs such as utilities, building supplies and maintenance.

Other expenses for 1999 totaled $2.2 million, a $236,000 or 12% increase from 1998. Excluding non-recurring costs totaling $36,000 in 1998 for the implementation of check imaging and the write-down of software, other expenses rose $270,000 or 14% in 1999. Note 9 of the accompanying consolidated financial statements presents the principal components of other expenses. The increases in the various components are due to the full-year impact of the branch offices acquired or opened, along with the computer upgrade and completion of the data center in 1998. Printing and office supply costs declined due to reduced costs resulting from the conversion to check imaging, combined with a concerted effort to control costs for pre-printed documents and other supplies. The implementation of check imaging also helped maintain postage costs at a level comparable to 1998. Processing fees for ATM and debit cards increased due to the increased number of cards outstanding and the resulting increase in activity.

Income Tax Expense

Income tax expense for 1999 of $782,000 was 30.8% of pre-tax income. This ratio equaled 1998, when income tax expense totaled $590,000. The tax-exempt income from securities purchased in 1999 offset the impact of non-deductible goodwill amortization, maintaining tax expense at approximately 31% of pre-tax income.


                               [GRAPHIC OMITTED]


COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1999 AND DECEMBER 31, 1998

Total assets declined slightly during 1999 and totaled 192.0 at December 31, 1999, a decrease of $2.1 million or 1% from 1998. This decrease was due to a decline in total deposits, which fell $1.4 million or 1% during 1999.

During 1999, the Company redrafted its strategic plan and attempted to more fully integrate the branch office operations acquired in 1998. This process will continue into and beyond 2000, as the Company focuses on increasing its relationship with existing customers and developing products and services to attract new customers.


                               [GRAPHIC OMITTED]


Investment Securities

Total investment securities increased $3.5 million during 1999, to $35.8 million, as funds were invested in tax-exempt and U. S. government agency securities. As discussed earlier, the purchase of tax-exempt securities was part of a strategy to moderate the effective tax rate. During 1999, approximately $2.5 million was invested in longer term, callable tax-exempt municipal securities.

Information detailing the book value of the investment portfolio by security type and classification is presented in Note 4 to the consolidated financial statements. Additional information detailing the maturity and yield of the investment portfolio is presented on page 33.

Emclaire Financial Corp               28                      1999 Annual Report

                               [GRAPHIC OMITTED]


Loans

The loan portfolio increased $5.2 million or 4% during the year and totaled $139.4 million at December 31, 1999, as compared to $134.2 million in 1998.

During 1999, residential mortgage loans increased approximately $3.1 million, while commercial real estate loans rose approximately $2.0 million. At December 31, 1999 residential mortgages comprised 65% of the loan portfolio. Prior to the 1998 acquisition, residential mortgages were approximately 53% of the loan portfolio. While residential mortgage loans will continue to remain a significant factor in the Company's lending activities, it is hoped the additions made to the lending staff in 1999 will lead to more diversification of the portfolio.

The following table presents the composition of the loan portfolio and the percentage of loans by type (in thousands):

                                                           1999                         1998                        1997
                                                 --------------------------    ------------------------    -----------------------
                                                                % of Loans                  % of Loans                 % of Loans
                                                                    to                          to                         to
                                                  Amount        Total Loans     Amount      Total Loans      Amount    Total Loans
                                                 --------       -----------    --------     -----------    ---------   -----------

Commercial and industrial                        $ 14,660           10.5%      $ 14,223         10.6%       $11,147        12.9%
Commercial and multi-family real estate            20,360           14.6         18,381         13.7         15,188        17.6
1 - 4 family real estate                           90,232           64.7         87,137         64.9         45,709        53.1
Consumer                                           14,210           10.2         14,508         10.8         14,100        16.4
                                                 --------         ------       --------        -----        -------       -----

      Total loans                                 139,462          100.0%       134,249        100.0%        86,144       100.0%
                                                                  ======                       =====                      =====

Less: allowance for loan losses                     1,373                         1,336                         874
                                                 --------                      --------                     -------

      Net loans                                  $138,089                      $132,913                     $85,270
                                                 ========                      ========                     =======

Loan Quality

The Company strives to maintain a high quality loan portfolio in order to minimize the risk of credit loss. Setting and adhering to credit standards, diversifying the portfolio and conducting periodic reviews of the portfolio help achieve this goal.

Credit standards and procedures are detailed in the Company's lending policy. This policy provides limits for individual, bank and board loan committee lending authorities. This policy also details underwriting standards to be met before funding any loan.

Diversification of the loan portfolio is measured by monitoring for concentrations of commercial loans extended to a specific industry. At December 31, 1999, no concentrations of loans greater than 10% of total loans existed.

During 1999, several changes were implemented designed to improve credit underwriting and administration, and the loan review function. Credit underwriting and administration were improved with the hiring of an experienced loan officer to supervise credit administration. In addition, a credit analyst position was created to centralize and standardize the financial review of commercial loan requests. Also, the quarterly loan review function was outsourced during 1999.

Based on the results of the quarterly loan review, and considering historical loan loss trends, management assesses the overall adequacy of the allowance for loan losses. The Board of Directors reviews a summary of management's assessment each quarter.

Loans are placed on non-accrual status when, in the opinion of management, the collection of additional interest is doubtful; but not longer than 90 days past due for non-real estate loans and 120 days past due for loans secured by real estate. Interest accrued and unpaid at the time the account is placed on non-accrual status is generally charged against interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest

Emclaire Financial Corp               29                      1999 Annual Report
income based upon management's assessment of the collectibility of the account.

At December 31, 1999, the Company had loans totaling $86,000 greater than 90 days past due and accruing interest, and $617,000 in loans on non-accrual status.

Of the total non-performing loans, $515,000 is to a single customer and is classified as impaired. The borrower continues to operate under Chapter 11 bankruptcy protection. During 1999, $45,000 in payments were received on this account and were applied to interest. As part of management's ongoing assessment of its loan portfolio, $40,000 of the allowance for loan losses at December 31, 1999, has been allocated for these loans. Management believes the underlying collateral adequately secures the Company.

The following table sets forth non-performing loans, along with non-accrual loan interest data (in thousands):

                                                    1999       1998      1997      1996      1995
                                                  -------    -------    ------    ------   -------
Loans past due 90 days or more and
    accruing                                      $    86    $   287    $  171    $  111   $    77
Non-accrual loans                                     617      1,022       820       778       194
                                                  -------    -------    ------    ------   -------

    Non-performing loans                          $   703    $ 1,309    $  991    $  889   $   271
                                                  -------    -------    ------    ------   -------

Other real estate owned                               104         80         -         -         -
                                                  -------    -------    ------    ------   -------

    Total non-performing assets                   $   807    $ 1,389    $  991    $  889   $   271
                                                  =======    =======    ======    ======   =======


Non-performing loans to total loans                   .50%       .98%     1.15%     1.30%      .42%
Allowance for loan losses to non-
    performing loans                               195.31     102.06     88.19     82.45    253.51
Non-performing loans to total assets                  .37        .67       .74       .69       .27

Non-accrual loan interest data:
    Interest computed on original terms           $    59
                                                  =======

    Interest recognized in income                 $    46
                                                  =======

An experienced collection manager was hired as part of the staffing changes made during 1999. This increased focus on identifying and working with past due and other potential problem accounts resulted in $582,000 or 42% reduction of non-performing assets.

At December 31, 1999, based upon the ongoing quarterly review and assessment of credit quality, management is not aware of any trends or uncertainties related to any accounts which might have a material adverse effect on future earnings, liquidity, or capital resources. Based upon the results of the quarterly internal loan review process, and considering the trend of past loan losses and recoveries, and current risk elements in the loan portfolio, management believes the allowance for loan losses at December 31, 1999 is adequate.

The following table presents management's estimate of the allocation of the allowance for loan losses among the loan categories, along with the percentage of loans in each category to total loans (in thousands):


Emclaire Financial Corp.              30                      1999 Annual Report

                                                           1999                         1998
                                                 --------------------------    ------------------------
                                                                % of Loans                  % of Loans
                                                                    to                          to
                                                  Amount        Total Loans     Amount      Total Loans
                                                 --------       -----------    --------     -----------
Commercial and industrial                        $   152            10.5%      $    30          10.6%
Commercial & multi-family real estate                331            14.6           153          13.7
1-4 family real estate                                55            64.7            49          64.9
Consumer                                             302            10.2           291          10.8
Unallocated                                          533               -           813             -
                                                 -------           -----       -------         -----

                                                 $ 1,373           100.0%      $ 1,336         100.0%
                                                 =======           =====       =======         =====

Deposits

Total deposits decreased $1.4 million or 1% in 1999 due to a decline in time certificates of deposit. These time deposits fell $5.5 million during the year offsetting increases in such core deposits as regular checking, savings and money market accounts. The offices acquired in 1998 accounted for $3.1 million of the decline in time deposits, as attempts are made to reconfigure the deposit portfolio for these offices, by increasing the volume of core deposits and reducing reliance on time deposits with above-market rates of interest. The balance of the decline in time deposits can be attributed to increased competition from other traditional and non-traditional financial service providers. Such competition is expected to continue and most likely to increase as funds are needed to support future growth.

The average balance sheet presented at "RESULTS OF OPERATIONS - Net Interest Income" details the average amount and average interest rate paid on deposit accounts during 1999 and 1998. Information related to the maturity of time deposits of $100,000 and over at December 31, 1999 is presented in Note 8 of the accompanying consolidated financial statements.


                               [GRAPHIC OMITTED]


Stockholders' Equity

From year-end 1995 through December 1998, stockholders' equity increased $12.1 million or 134% due to the combination of net retained earnings, the sale of 230,800 additional shares in 1996, and the issuance of 314,399 shares in 1998 as part of the Peoples acquisition. During that same period, total assets rose $95.5 million or 97%. The disproportionate growth in equity adversely impacted the Company's return on average equity, which fell from 13.6% to 8.1%, despite increasing the dividend payout ratio from 31% to 45% of net income.

For 1999, stockholders' equity decreased $297,000 or 1% to $20.8 million. This decrease was due to several factors including maintaining the dividend payout ratio at approximately 45% of net income, the unrealized loss on available for sale investment securities and the acquisition of treasury stock as part of the Company's stock repurchase plan.

During the fourth quarter of 1999 the Board of Directors approved a plan to repurchase up to five percent of the Company's outstanding shares. As of March 15, 2000, 42,312 shares have been acquired at a total cost of $655,000. It is anticipated this repurchase plan will be completed during the second quarter of 2000.

Emclaire Financial Corp.              31                      1999 Annual Report

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

The Company's policy is to limit the adverse change in annual pre-tax income to 5%, based on an immediate change in interest rates of 200 basis points. At December 31, 1999, pre-tax income would be impacted by such a change in interest rates as follows:

Cumulative gap at 1 year                         (8.9%)
Impact on pre-tax earnings
 +200 basis points                               (4.8 )
 -200 basis points                                3.4

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

For 1999 operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $2.8 million in cash as compared to $2.1 million in 1998. These funds were generated principally from net income, and depreciation and amortization.

Investing activities for 1999 used $10.3 million as compared to $4.7 million used in 1998. During 1999, net loans totaling $5.4 million were originated, as compared to $12.4 million in 1998. Investment security maturities totaling $8.9 million and other available funds were used to purchase $13.9 million of investment securities. During 1998, investment activity provided cash of $6.2 million. Purchases of premises and equipment totaled $149,000 in 1999, as compared to $1.1 million in 1998, when the Company completed construction of the data center and computer systems upgrade. For 2000, a renovation of the Brookville office is scheduled along with the relocation of the DuBois branch office. The capital outlay for these projects is estimated at approximately $300,000.

Financing activities consisted of the solicitation and repayment of customer deposits, common stock repurchases, and the payment of dividends. For 1999, these activities used $2.6 million, as compared to cash provided in 1998 of $16.3 million, due to net deposit activity. At December 31, 1999 certificates of deposit scheduled to mature in one year or less total $42.6 million.

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

The following table presents the amortized cost of the investment portfolio, the weighted average, tax equivalent yield and maturities at December 31, 1999 (in thousands). Securities with no fixed maturity represent marketable equity securities and stock of the Federal Reserve and Federal Home Loan Banks:

Emclaire Financial Corp               32                      1999 Annual Report

Available for Sale                                After 1 Year After 5 Years               No
                                        Within        Within      Within      After       Fixed
                                        1 Year       5 Years     10 Years    10 Years    Maturity     Total
                                        ------       -------     --------    --------    --------     -----
U. S. Treasury                          $ 3,992          $ -        $ -         $ -          $ -     $ 3,992
U. S. Government Agency                   1,000        9,944          -           -            -      10,944
Obligations of states and political
     subdivisions                           480        3,120        653       2,972            -       7,225
Corporate                                 2,752        7,280          -           -            -      10,032
Mortgage-backed securities                    -            4          -           -            -           4
Equity securities                             -            -          -           -        2,307       2,307
                                        -------      -------      -----     -------      -------     -------

         Total                          $ 8,224      $20,348      $ 653     $ 2,972      $ 2,307     $34,504
                                        =======      =======      =====     =======      =======     =======

         Yield                             6.47%        6.50%      6.61%       7.59%         N/A        6.60%



Held to Maturity

U. S. Treasury                          $ 1,001          $ -        $ -         $ -          $ -     $ 1,001
Corporate                                 1,014            -          -           -            -       1,014
Mortgage-backed securities                    -            -          -         263            -         263
                                        -------      -------      -----     -------      -------     -------

         Total                          $ 2,015          $ -        $ -     $   263          $ -     $ 2,278
                                        =======      =======      =====     =======      =======     =======

         Yield                             6.18%           -%         -%       6.53%         N/A        6.22%

The following table presents the maturity distribution and interest rate sensitivity of commercial and industrial loans, and commercial and multi-family real estate loans at December 31, 1999 (in thousands):

                                                                   After 1 Year
                                                    Within            Within
                                                    1 Year            5 Years         After 5 Years          Total
                                                    ------         -------------      -------------          -----
Commercial and industrial                          $ 1,005            $ 6,997            $ 6,658            $14,660
Commercial and multi-family real estate                399              2,404             17,557             20,360
                                                   -------            -------            -------            -------

                                                   $ 1,404            $ 9,401            $24,215            $35,020
                                                   =======            =======            =======            =======

Predetermined interest rates                       $   684            $ 7,557            $11,940            $20,181
Floating interest rates                                720              1,844             12,275             14,839
                                                   -------            -------            -------            -------

                                                   $ 1,404            $ 9,401            $24,215            $35,020
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

Emclaire Financial Corp               33                      1999 Annual Report
repayments and loan fundings. At December 31, 1999, loan and letter of credit commitments totaled $12.8 million. Many of these commitments are in the form of lines of credit and letters of credit which are available for use by the borrower, but are generally not drawn on.

Capital Resources

Capital adequacy is the ability of the Company to support growth while protecting the interests of shareholders and depositors. Regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. Management continually monitors these capital requirements and believes the Company to be in compliance with these regulations at December 31, 1999.

The accompanying consolidated financial statements present in Note 14, the Company's regulatory capital position at December 31, 1999, as compared to the minimum regulatory capital requirements imposed on the Company by regulators. Management is not aware of any actions contemplated by banking regulators, which would result in the Company being in non-compliance with any of the above requirements.

YEAR 2000

During 1999, the Company completed the process of preparing for the Year 2000 date change. This process involved identifying and remediating date recognition problems in computer systems, software and other operating equipment, working with third parties to address their Y2K issues, and developing contingency plans to address potential risks in the event of year 2000 failures. To date the transition has been successfully managed.

Although considered unlikely, problems in core business processes, including problems associated with noncompliant third parties and disruptions to the economy in general, could still occur despite efforts to date to remediate affected systems and develop contingency plans. The Company plans to continue monitoring all business processes, including business customers, vendors and other third parties, throughout 2000 to address any issues and ensure all processes continue to function properly.


                               [GRAPHIC OMITTED]


COMMON STOCK INFORMATION

The Company's common stock traded over-the-counter and is quoted on the National Association of Securities Dealers OTC Electronic Bulletin Board. Price quotations reflect inter-dealer prices, without mark-up, markdown, or commission, and may not represent actual transactions. The following table summarizes the high and low prices without retail mark-up, markdown or commission, and may not represent actual transactions. Prices are based upon information made available to the Company. Cash dividends are declared on a quarterly basis.

                                             1999                                      1998
                             ------------------------------------      ------------------------------------
                                                        Dividend                                  Dividend
                               High          Low        Declared         High          Low        Declared
                             --------      -------     ----------      --------      -------     ----------
First Quarter                $ 21.00       $ 19.00       $ .14         $ 22.00       $ 17.00       $ .12
Second Quarter                 19.00         17.00         .14           24.00         21.00         .12
Third Quarter                  17.63         16.00         .14           24.00         21.75         .12
Fourth Quarter                 16.25         14.50         .15           23.00         21.00         .14

At December 31, 1999, the Company had 730 shareholders of record.

Emclaire Financial Corp.              34                      1999 Annual Report

BOARD OF DIRECTORS

Ronald L. Ashbaugh
Retired President
Emclaire Financial Corp. and
Farmers National Bank

David L. Cox
President, Chairman and CEO
Emclaire Financial Corp. and
Farmers National Bank

Bernadette H. Crooks
Retired Retailer
Crooks Clothing

George W. Freeman
Freeman's Tree Farm

Rodney C. Heeter
Heeter Lumber, Co.

Robert L. Hunter
Hunter Truck Sales and Service
Hunter Leasing

J. Michael King
Senior Partner
Lynn, King & Schreffler
Attorneys at Law

John B. Mason
H. B. Beels & Sons, Inc.

Brian C. McCarrier
President - Interstate Pipe and Supply

Elizabeth C. Smith
Retired
Former Owner-The Inn at Oakmont


Director Emeritus

Dr. Clinton R. Coulter
Retired Medical Doctor

The above listed persons are members of the Boards of Directors of both the Company and the Bank.


EXECUTIVE OFFICERS

Emclaire Financial Corp.

David L. Cox
President and Chief Executive
Officer

John J. Boczar, CPA
Secretary/Treasurer


Farmers National Bank

David L. Cox
President and Chief Executive
Officer

John J. Boczar, CPA
Vice President and Chief Financial
Officer

Elizabeth J. Eiseman
Vice President - Operations

Robert W. Foust
Vice President -  Business
Development

Raymond M. Lawton
Vice President - Credit
Administration

Fred S. Port
Vice President - Branch
Administration


OTHER OFFICERS

Edith M. Beckwith
Manager - Eau Claire

Sue L. Bricen
Manager - Ridgway

Frank Calderone
Manager - DuBois

Scott B. Daum
Assistant Vice President -
Data Operations

Janice F. Dittman
Manager - Data Processing

Cindy L. Elder
Assistant Vice President
Manager - Emlenton

Richard E. Grejda
Assistant Vice President
Manager - Clarion

Andrew M. Hogue
Compliance and Security

Allan I. Johnson
Manager - Knox

James W. LeVier
Assistant Vice President
Credit Analyst
Timothy G. Slaugenhoup
Manager - Clarion Mall

C. Sue Solida
Manager- Brookville

Karen A. Spinetti
Manager - Bon Aire and East
Brady

David J. Stuber
Marketing Director

Judy L. Winters
Collection Manager

Emclaire Financial Corp.              35                      1999 Annual Report