Form 10KSB40, Exhibit 13
period 2000-12-31
EMCLAIRE FINANCIAL CORP
filed 2001-04-16
CIK 858800

                                   EXHIBIT 13

    Annual Report to Stockholders for the fiscal year ended December 31, 2000

Celebrating 100 Years!

[PHOTO OMITTED]


2000 Annual Report

[GRAPHIC OMITTED] Emclaire Financial Corp.

[GRAPHIC OMITTED]

Table of Contents
-----------------

Selected Financial Data ..................................................... 2

Letter From the President ................................................... 3

Celebrating 100 Years! .................................................... 4-5

Consolidated Financial Statements ......................................... 6-9

Notes to Consolidated Financial Statements .............................. 10-24

Report of Independent Auditors ............................................. 25

Management's Discussion and Analysis of Financial
Condition and Results of Operations ..................................... 26-37

Common Stock Information ................................................... 37

Board of Directors ......................................................... 38

Executive Management Team .................................................. 39

[GRAPHIC OMITTED]

Cover Picture:
-------------
 1. Sharon Beebe - Clarion Mall
 2. Cheri Wonderling - Brookville
 3. Marilyn Ritts - Knox
 4. Lana Toth - Eau Claire
 5. Heather King - Emlenton
 6. Scott Daum - Customer Service & Technology
 7. Nannie Davis -  East Brady
 8. Bonnie Heitzer - Bon Aire
 9. Joanne Agosti - DuBois
10. Allan Johnson - Knox
11. Audene Sanders - Knox 338
12. Barb Miles - Ridgway
13. Rick Grejda - Clarion Downtown

Vision Statement
--------------------------------------------------------------------------------

Our vision is to expand our position as the number one choice for community banking in western Pennsylvania. This will be accomplished by offering friendly, personal service through highly motivated, well-trained employees with local decision making authority. Serving this area, from this area, it's more than a slogan, it's the way we do business.

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED] Selected Financial Data
--------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

                                                                               Year Ended December 31,
                                                         ----------------------------------------------------------------------
                                                              2000          1999          1998           1997          1996
                                                         ------------- ------------- -------------  ------------- -------------
SUMMARY OF EARNINGS
Interest income                                             $ 14,402      $ 13,652      $ 11,343       $  9,523      $  8,098
Interest expense                                               5,832         5,647         4,669          3,727         3,352
                                                          ----------- ------------- -------------  ------------- -------------
Net interest income                                            8,570         8,005         6,674          5,796         4,746
Provision for loan losses                                        209           162           200            220           120
                                                          ----------- ------------- -------------  ------------- -------------
Net interest income after
   provision for loan losses                                   8,361         7,843         6,474          5,576         4,626
Other income                                                     739           860           793            596           427
Other expense                                                  8,529         6,167         5,354          4,382         3,636
                                                          ----------- ------------- -------------  ------------- -------------
Income before income taxes                                       571         2,536         1,913          1,790         1,417
Applicable income tax expense                                    567           782           590            546           436
                                                          ----------- ------------- -------------  ------------- -------------

NET INCOME                                                  $      4      $  1,754      $  1,323       $  1,244      $    981
                                                          =========== ============= =============  ============= =============

PER SHARE DATA (1)
Earnings per share                                          $      -      $   1.26      $   1.12       $   1.15      $   1.15
Dividends paid                                              $    .62      $    .57      $    .50       $    .44      $    .41
Book value per share at period end                          $  15.04      $  15.11      $  15.12       $  12.48      $  11.68
Average number of shares outstanding                       1,348,210     1,394,473     1,186,540      1,081,453       852,403

STATEMENT OF CONDITION STATISTICS
(At end of period)
Assets                                                      $194,165      $192,004      $194,132       $133,956      $128,002
Deposits                                                     171,125       168,425       169,870        117,655       114,725
Loans                                                        151,792       139,462       134,249         86,144        68,428
Allowance for loan losses                                      1,460         1,373         1,336            874           733
Federal funds sold                                             1,740             -         9,700              -         3,500
Investment securities                                         27,927        35,777        32,321         38,034        46,483
Borrowed funds                                                 2,000         2,000         2,000          2,200             -
Stockholders' equity                                          20,045        20,804        21,101         13,498        12,631

SIGNIFICANT RATIOS
Return on average equity                                        0.02%         8.27%         8.08%          9.57%        10.33%
Return on average assets                                           -           .90           .85            .96           .89
Net yield on earning assets                                     4.84          4.56          4.71           4.88          4.68
Net loans as a percent of deposits                             87.85         81.99         78.24          72.47         59.01
Equity to assets at period end                                 10.32         10.84         10.87          10.08          9.87
Average earning assets to total assets                         93.39         92.71         92.56          93.02         93.63
Average interest-bearing liabilities to total assets           73.89         74.86         74.47          74.71         77.02
Dividends as a percent of net income                               -         45.24         44.64          38.26         35.65
Allowance for loan losses to total loans                         .96           .98          1.00           1.01          1.07
Full time equivalent employees                                   112           102            88             75            74
Banking offices                                                   11            11            11              7             7

(1) - Adjusted for a 5% stock dividend in 1997.


2 Emclaire Financial Corp.

[GRAPHIC OMITTED] Letter From The President
--------------------------------------------------------------------------------

[PICTURE OMITTED]
   David L. Cox


Dear Stockholders and Friends:

     The year 2000 became a pivotal point for Farmers National Bank. We celebrated 100 years of community service in western Pennsylvania, solidified our management team, and began developing a new vision for the Bank that keyed on Customer Service as our number one priority. This vision, developed late in the year and presented early in 2001 to all employees, strives to make us the number one community bank in western Pennsylvania. The Board of Directors, senior management, and employees are determined to make this vision a reality.

     Financial highlights for the year 2000 included, excluding the impact of the adjustments to intangible assets and equity securities, an increase of 4% in net income to $1,823,000 for Emclaire Financial Corp. Net interest income rose 7% as loans increased $12.3 million to $151.8 million. Service fee income increased 38% and other operating income increased 35%. This was due to the implementation of the packaged account products and the revision and implementation of service fees on deposit accounts. These fees will help offset rising costs involved with providing quality customer service. We believe that customers will continue to support our organization if they see value in the services we provide at a competitive price. Total deposits increased $2.7 million or 2% to $171.1 million and time deposits increased $7.8 million or 11%.

     As previously mentioned, the year 2000 marked the 100th anniversary for Farmers National Bank. During the year we introduced new products as a part of our overall plan to make customer service and satisfaction a major priority throughout the Bank. We introduced Classic Club and Classic Club Plus products to appeal to customers that have multiple relationships with above average balances. We also introduced ACH origination and Sweep Accounts for our business customers. The ACH product offers our business customers the option to do direct payroll and other transfers between our bank and the banks where their employees deal. The Sweep Account offers a market rate of return for our customers. The year also saw us complete a stock repurchase of Emclaire stock in the amount of 63,017 shares or 4.5% of the outstanding shares, at an average cost of $15.41 per share. Branch projects included relocating our DuBois operation to a newly constructed facility and remodeling our Brookville office to be in keeping with the community's historic business district.

     As we move forward into our next 100 years, we carry with us a new vision in becoming the number one community bank in western Pennsylvania. In order to achieve this goal, we must continue to expand our product line. With this in mind, we have introduced a new Maximum Yield Money Market Account and plan to introduce our telephone-banking product named Teller Fone. We also plan on introducing a MasterCard Business debit card program and account analysis to our business customers. Two major projects for our branch network include expansion of our Butler drive-up facility and expansion of our 338 Knox office, which will be a consolidation of our Knox facilities. The vision, without our employees, is just a dream, and with our employees, it will become a reality. As we move forward in the year 2001, we will continue to hire the best employees, provide them with support, training, and quality products. This will lead us to the goal of being the number one community bank in western Pennsylvania.

Sincerely,

/s/ David L. Cox
-----------------
David L. Cox
Chairman, President and Chief Executive Officer

                                                            2000 Annual Report 3

[GRAPHIC OMITTED] Celebrating 100 Years!
--------------------------------------------------------------------------------
Events in
 History
---------
      1903                     [PHOTO OMITTED}
Wright brothers
make the first                 James Bennett: The first president of
powered flight; it             Farmers National Bank. He served in
lasts 12 seconds.              this capacity until 1908.

     1913
Federal Reserve
System is created
in the United
   States

       1920
  Women receive
the right to vote
  in the U.S.

       1935
     Radar is
   developed by
Robert Watson-Watt
   in England.

       1942
    The first
 electronic computer
   is developed in
     the U.S.

Farmers National Bank was originally chartered in 1900 by James Bennett and a group of businessmen. The current location of Farmers National Bank in Emlenton was built from 1900 to 1904 at a cost of $52,000 and housed the bank at the far right of the building, along with the J.M. Grant & Co. and the general store. The store entrance featured a marble foyer with two doors opening into the store. Between them, a grand stairway led to a spacious second story sky-lit foyer which provided access to four apartment offices and to the third floor which had been built for the local Masonic Lodge.

  Farmers operated from a single location until 1978 when it opened an office in Eau Claire. In 1985, Farmers opened a branch in Clarion. Emclaire Financial Corp., the holding company of Farmers National Bank, was incorporated in 1989. During 1991, Farmers National Bank acquired the East Brady and Emlenton branch operations of Mellon Bank. The former Mellon Bank office of Emlenton was closed and the building was donated to the Borough of Emlenton, while the deposit accounts were transferred to Farmers National Bank. In 1996, a fifth office was established in the Bon Aire Plaza in Butler. The sixth and seventh offices opened that same year in Knox, one at Tom's Riverside Market, the other through the acquisition of a branch facility located on Main Street.

  A second office opened in Clarion at the Clarion Mall in March of 1998. In August of 1998, the bank acquired three offices: Ridgway, Brookville and DuBois from Peoples Savings Bank. Since this acquisition, the DuBois office has been relocated to a newly constructed facility. The office is now a full-service facility with MAC and drive-thru access. The bank also remodeled the Brookville office to resemble the historic look of the downtown area. Farmers currently has 11 offices serving Venango, Butler,

               [PHOTO OMITTED]
Farmers National Bank Building: The Farmers National
Bank building was constructed in 1900. The building is presently the headquarter office in Emlenton.

4 Emclaire Financial Corp.

       1951                                 [PHOTO OMITTED]
Color television is            Customer Service & Technology Center: This
  introduced in the            building was constructed in 1998 and is located
  United States.               one block from the Farmers National Bank's
                               headquarters office in Emlenton.

       1969
     American
  astronaut Neil
 Armstrong is the
 first man to set
 foot on the moon.

      1970
 First Automated
  Teller Machine
(ATM) is installed,
  changing the way
    people bank.

       1982
    Commercial
   E-mail service
      begins.

       1992
 The World Wide
 Web, one of the
 most significant
  advances in the
  development of
 the Internet, is
    released.

      2000
Farmers National
Bank celebrates
  100 years of
serving western
 Pennsylvania.



Clarion, Jefferson, Clearfield and Elk counties. The bank has undergone many changes throughout its 100-year history due to expansion and advancement in technology. The advent of the computer helped streamline the bank's operations. A customer service and technology center was opened in 1998 to serve the current branch network for future expansion.

  The bank recently introduced various products to meet the growing demand of its retail and commercial customers. These products include Classic Club Accounts, ACH origination, Sweep Accounts and Maximum Yield Money Market. The Classic Club Accounts are tailored to families, offering no-fee interest bearing checking and an attractive package of features. Commercial, as well as retail accounts, benefit from Farmers' new Sweep Account. This account automatically links a checking account with an investment account. Some of the benefits include competitive yields, diversification, professional management and liquidity.

  Our Teller-Fone, telephone banking product, is being introduced in Spring of 2001. This automated banking system allows customers to conveniently transfer funds and obtain information about their checking, savings, certificate of deposits and loan accounts by using a touch-tone phone. Teller-Fone will provide customers access to their accounts 24 hours a day, 365 days a year.

  While product development, technology and branch expansion has evolved, Farmers has always prided itself on offering quality customer service. The goal of the organization is to take good customer service and make it great. Along with this concept, the vision of Farmers National Bank for 2001 and beyond is to expand our banking position as the number one choice for community banking in western Pennsylvania. This vision will be accomplished by offering friendly, personal service through highly motivated, well-trained employees with local decision making authority. An employee kick-off night was held March 1, 2001 to outline the vision and focus on building on Farmers' 100 year history of success.

  Farmers will continue to expand its financial services to meet customer needs in the next century of service. Serving this area from this area, it's more than a slogan, it's the way we do business.

                  [PHOTO OMITTED]
Kick-Off Night: Employees enjoy the kick-off meeting for Farmers National Bank's new "vision" at the Clarion Holiday
Inn.
                                                            2000 Annual Report 5

                            EMCLAIRE FINANCIAL CORP.
                           CONSOLIDATED BALANCE SHEET
                             (Dollars in thousands)

                                                                                                    December 31,
                                                                                              2000               1999
                                                                                         ---------------   ----------------
 ASSETS
      Cash and due from banks                                                                    $ 6,770            $ 8,595
      Federal funds sold                                                                           1,740                  -
      Investment securities (Note 4):
          Available for sale                                                                      27,708             33,499
          Held to maturity (estimated market value
             of $213 and $2,269)                                                                     219              2,278
      Loans (Note 5)                                                                             151,792            139,462
      Less allowance for loan losses (Note 6)                                                      1,460              1,373
                                                                                         ---------------   ----------------
          Net loans                                                                              150,332            138,089
      Premises and equipment (Note 7)                                                              3,333              3,369
      Accrued interest and other assets                                                            4,063              6,174
                                                                                         ---------------   ----------------

             TOTAL ASSETS                                                                      $ 194,165          $ 192,004
                                                                                         ===============   ================

 LIABILITIES
      Deposits
          Noninterest bearing demand                                                            $ 27,302           $ 27,871
          Interest bearing demand                                                                 21,692             21,628
          Savings                                                                                 21,189             23,021
          Money market                                                                            19,472             22,254
          Time (Note 8)                                                                           81,470             73,651
                                                                                         ---------------   ----------------
             Total deposits                                                                      171,125            168,425
      Borrowed funds (Note 12)                                                                     2,000              2,000
      Accrued interest and other liabilities                                                         995                775
                                                                                         ---------------   ----------------
             TOTAL LIABILITIES                                                                   174,120            171,200
                                                                                         ---------------   ----------------

 STOCKHOLDERS' EQUITY
      Preferred stock, par value $1.00; 3,000,000 shares
          authorized; none issued                                                                      -                  -
      Common stock, par value $1.25 per share; 12,000,000 shares authorized;
          1,395,852 shares issued                                                                  1,745              1,745
      Additional paid-in capital                                                                  10,871             10,871
      Retained earnings                                                                            8,320              9,151
      Accumulated other comprehensive income (loss)                                                   80               (663)
      Treasury stock at cost (63,017 shares and 19,242 shares)                                      (971)              (300)
                                                                                         ---------------   ----------------
             TOTAL STOCKHOLDERS' EQUITY                                                           20,045             20,804
                                                                                         ---------------   ----------------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 194,165          $ 192,004
                                                                                         ===============   ================

See accompanying notes to the consolidated financial statements.


6  Emclaire Financial Corp.

                            EMCLAIRE FINANCIAL CORP.
                        CONSOLIDATED STATEMENT OF INCOME
                (Dollars in thousands, except per share amounts)

                                                                                              Year Ended December 31,
                                                                                              2000               1999
                                                                                        ----------------   ----------------
 INTEREST INCOME
      Loans, including fees                                                                     $ 12,433           $ 11,067
      Interest bearing deposits in other banks                                                        15                102
      Federal funds sold                                                                              31                404
      Investment securities:
          Taxable                                                                                  1,592              1,809
          Exempt from federal income tax                                                             331                270
                                                                                        ----------------   ----------------
             Total interest income                                                                14,402             13,652
                                                                                        ----------------   ----------------
 INTEREST EXPENSE
      Deposits                                                                                     5,633              5,533
      Borrowed funds                                                                                 199                114
                                                                                        ----------------   ----------------
             Total interest expense                                                                5,832              5,647
                                                                                        ----------------   ----------------
 NET INTEREST INCOME                                                                               8,570              8,005

 Provision for loan losses                                                                           209                162

 NET INTEREST INCOME AFTER
      PROVISION FOR LOAN LOSSES                                                                    8,361              7,843
                                                                                        ----------------   ----------------
 OTHER OPERATING INCOME
      Service fees on deposit accounts                                                               864                621
      Loss on securities (Note 4)                                                                   (448)                 -
      Other                                                                                          323                239
                                                                                        ----------------   ----------------
             Total other operating income                                                            739                860
                                                                                        ----------------   ----------------
 OTHER OPERATING EXPENSE
      Salaries and employee benefits                                                               3,549              3,041
      Occupancy, furniture and equipment                                                           1,029                948
      Impairment charge for intangible assets (Note 3)                                             1,603                  -
      Other (Note 9)                                                                               2,348              2,178
                                                                                        ----------------   ----------------
             Total other operating expense                                                         8,529              6,167
                                                                                        ----------------   ----------------
 Income before income taxes                                                                          571              2,536
 Income taxes (Note 10)                                                                              567                782
                                                                                        ----------------   ----------------
 NET INCOME                                                                                     $      4           $  1,754
                                                                                        ================   ================
 EARNINGS PER SHARE                                                                             $      -           $   1.26
 AVERAGE SHARES OUTSTANDING                                                                    1,348,210          1,394,473

See accompanying notes to the consolidated financial statements.

                                                           2000 Annual Report  7

                            EMCLAIRE FINANCIAL CORP.
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  (dollars in thousands, except per share data)


                                                                                           Accumulated
                                                               Additional                     Other
                                                   Common       Paid in       Retained    Comprehensive    Treasury
                                                   Stock        Capital       Earnings    Income (Loss)      Stock         Total
                                                -----------  -------------  ------------  -------------  ------------  -------------
 Balance December 31, 1998                          $ 1,745       $ 10,871       $ 8,192          $ 293         $   -      $ 21,101

 Comprehensive income:
      Net income                                                                   1,754                                      1,754
      Other comprehensive income, net of tax:
          Unrealized losses on securities
          net of tax benefit of $493                                                               (956)                       (956)
                                                                                                                       ------------
 Total comprehensive income                                                                                                     798
 Dividends declared
      ($.57 per share)                                                              (795)                                      (795)
 Treasury stock acquired (Note 15)                                                                               (300)         (300)
                                                -----------  -------------  ------------  -------------  ------------  ------------

 Balance December 31, 1999                            1,745         10,871         9,151           (663)         (300)       20,804

 Comprehensive income:
      Net income                                                                       4                                          4
      Other comprehensive income, net of tax:
          Unrealized gains on securities of $447
          net of reclassification adjustment for
          losses included in net income of $296                                                     743                         743
                                                                                                                       ------------
 Total comprehensive income                                                                                                     747
 Dividends declared
      ($.62 per share)                                                              (835)                                      (835)
 Treasury stock acquired (Note 15)                                                                               (671)         (671)
                                                -----------  -------------  ------------  -------------  ------------  ------------

 Balance December 31, 2000                          $ 1,745       $ 10,871       $ 8,320           $ 80        $ (971)     $ 20,045
                                                ===========  =============  ============  =============  ============  ============

                                                                                              2000              1999
 Components of other comprehensive income                                                    ------            ------
      Change in net unrealized gain (loss) on securities available for sale                  $  447            $ (956)
      Realized loss on securities included in net income net of
          tax benefit of $152.                                                                  296                 -
                                                                                             ------            ------
                                                Total                                        $  743            $ (956)


See accompanying notes to the consolidated financial statements.


8  Emclaire Financial Corp.

                            EMCLAIRE FINANCIAL CORP.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)

                                                                                             Year Ended December 31,
                                                                                             2000               1999
                                                                                       ----------------   ----------------
OPERATING ACTIVITIES
     Net income                                                                                  $    4            $ 1,754
     Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and amortization                                                           909                934
            Net amortization of investment security
                discounts and premiums                                                               50                121
            Provision for loan losses                                                               209                162
            Deferred income taxes                                                                  (397)                (3)
            Loss on securities                                                                      448                  -
            Impairment charge for intangible assets                                               1,603                  -
            Increase in accrued interest receivable                                                 (50)               (32)
            Increase (decrease) in accrued interest payable                                         129                (44)
            Other, net                                                                              269                (91)
                                                                                       ----------------   ----------------
                Net cash provided by operating activities                                         3,174              2,801
                                                                                       ----------------   ----------------

INVESTING ACTIVITIES
     Proceeds from maturities and repayments of
         investment securities:
            Available for sale                                                                    8,223              7,805
            Held to maturity                                                                      2,043              1,080
     Purchases of investment securities:
            Available for sale                                                                   (1,788)           (13,911)
     Net loan originations                                                                      (12,606)            (5,393)
     Purchases of premises and equipment                                                           (389)              (149)
     Proceeds from sale of foreclosed assets                                                         64                126
     Other                                                                                            -                106
                                                                                       ----------------   ----------------
                Net cash used for investing activities                                           (4,453)           (10,336)
                                                                                       ----------------   ----------------

FINANCING ACTIVITIES
     Net increase (decrease) in deposits                                                          2,700             (1,445)
     Payments for obligation under capital lease                                                      -                (19)
     Acquisition of treasury stock                                                                 (671)              (300)
     Cash dividends paid                                                                           (835)              (795)
                                                                                       ----------------   ----------------
                Net cash provided by (used for) financing activities                              1,194             (2,559)
                                                                                       ----------------   ----------------

                Decrease in cash and cash equivalents                                               (85)           (10,094)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                    8,595             18,689
                                                                                       ----------------   ----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                        $ 8,510            $ 8,595
                                                                                       ================   ================

See accompanying notes to the consolidated financial statements.


                                                           2000 Annual Report  9

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



10 Emclaire Financial Corp.

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

Intangible Assets

Goodwill is the excess cost over net tangible assets and identified intangible assets acquired through purchase acquisitions. This intangible asset, included in other assets and totaling $1,552,000 and $3,083,000, at December 31, 2000 and 1999, respectively, is amortized using the straight-line method over a period not to exceed 15 years. Core deposit intangible premiums totaling $461,000 and $851,000 at December 31, 2000 and 1999, respectively, are included in other assets and are amortized on a straight-line basis over the average remaining lives of the acquired deposits, not to exceed eight years. Goodwill and other intangible assets are periodically reviewed for possible impairment. (See Note
3)

Employee Benefits

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

Comprehensive Income

The Company is required to present comprehensive income in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

Earnings Per Share

The Company maintains a simple capital structure; therefore, there are no dilutive effects on earnings per share. As such, earnings per share computations are based on the weighted average number of shares outstanding.

Cash Flow Information

The Company has defined cash equivalents as those amounts included in due from banks and federal funds sold.

                                                           2000 Annual Report 11

Cash payments for interest in 2000 and 1999 were $5,703,000 and $5,691,000, respectively. Cash payments for income taxes in 2000 and 1999 were $886,000 and $787,000, respectively.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended by Financial Accounting Standards Board Statement No. 138, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of Statement No. 133" (Statement No. 138), is effective in 2001, and requires measuring and recording the change in fair value of derivative instruments. Statement No. 133 is not expected to materially affect the Company's financial position or results of operations.

In September 2000, the FASB issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Statement replaces FASB Statement No. 125 and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings based on a control-oriented "financial-components" approach. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The provisions of Statement No. 140 are effective for transactions occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of the provisions of Statement No. 140 is not expected to have a material impact on financial position or results of operations.

3.   INTANGIBLE ASSET IMPAIRMENT

During the fourth quarter of 2000, a charge totaling $1.6 million was recorded to recognize the impairment of goodwill and core deposit intangible assets relating to an acquisition in 1998. In addition to this adjustment, the periods over which the remaining goodwill and core deposit intangible assets will be amortized were shortened to 13 and three years, respectively.

4.   INVESTMENT SECURITIES

The amortized cost and estimated market values of investment securities are summarized as follows (in thousands):

Available for Sale                                                             2000
                                                  ---------------------------------------------------------------
                                                                          Gross             Gross           Estimated
                                                      Amortized         Unrealized        Unrealized          Market
                                                        Cost              Gains            Losses             Value
                                                      ---------         ----------        ----------        ---------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                        $ 11,160             $ 155             $  (7)         $ 11,308
Obligations of states and political
     subdivisions                                        6,993                16               (87)            6,922
Corporate notes                                          7,234                46                (1)            7,279
Mortgage-backed securities                                   1                 -                 -                 1
                                                      --------                --                --                 -
            Total debt securities                       25,388               217               (95)           25,510
Marketable equity securities including
     equity investments in Federal Reserve
     and Federal Home Loan Banks                         2,198                 -                 -             2,198
                                                      --------             -----             -----          --------
            Total                                     $ 27,586             $ 217             $ (95)         $ 27,708
                                                      ========             =====             =====          ========

12 Emclaire Financial Corp.

Held to Maturity                                                                   2000
                                                      --------------------------------------------------------------
                                                                           Gross             Gross         Estimated
                                                      Amortized         Unrealized        Unrealized         Market
                                                         Cost              Gains            Losses           Value
                                                      ---------         ----------        ----------       ---------
Mortgage-backed securities                              $ 219               $ -              $ (6)           $ 213
                                                        -----               ----             -----           -----

            Total                                       $ 219               $ -              $ (6)           $ 213
                                                        =====               ====             =====           =====

Available for Sale                                                                 1999
                                                      --------------------------------------------------------------
                                                                           Gross             Gross         Estimated
                                                      Amortized         Unrealized        Unrealized         Market
                                                         Cost              Gains            Losses           Value
                                                      ---------         ----------        ----------       ---------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                        $ 14,936              $ 13           $  (258)         $ 14,691
Obligations of states and political
     subdivisions                                        7,225                 4              (286)            6,943
Corporate notes                                         10,032                 -               (45)            9,987
Mortgage-backed securities                                  4                 -                 -                  4
                                                      --------              ----           --------         --------
            Total debt securities                       32,197                17              (589)           31,625
Marketable equity securities including
     equity investments in Federal Reserve
     and Federal Home Loan Banks                        2,307                 -               (433)            1,874
                                                      --------              ----           --------         --------
            Total                                     $ 34,504              $ 17           $ (1,022)        $ 33,499
                                                      ========              ====           ========         ========

Held to Maturity                                                                   1999
                                                      --------------------------------------------------------------
                                                                           Gross             Gross         Estimated
                                                      Amortized         Unrealized        Unrealized         Market
                                                         Cost              Gains            Losses           Value
                                                      ---------         ----------        ----------       ---------
U.S. Treasury securities and
     obligations of U.S. Government
     corporations and agencies                         $ 1,001               $ 1              $  -           $ 1,002
Corporate notes                                          1,014                 -                (3)            1,011
Mortgage-backed securities                                 263                 -                (7)              256
                                                       -------               ---              -----          -------
            Total                                      $ 2,278               $ 1              $ (10)         $ 2,269
                                                       =======               ===              =====          =======

A charge of $448,000 was recorded in 2000 to recognize an other than temporary decline in value of marketable equity securities. No sales of securities were transacted during 2000 or 1999.

Investment securities with a carrying value of approximately $8,463,000 and $6,926,000 at December 31, 2000 and 1999, respectively, were pledged to secure deposits and for other purposes as required by law. The carrying value approximated the estimated market value of the investment securities for both years.

The amortized cost and estimated market value of debt securities at December 31, 2000, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                           2000 Annual Report 13

                                                      Available for Sale                   Held to Maturity
                                               ------------------------------    ------------------------------
                                                                 Estimated                           Estimated
                                                  Amortized       Market          Amortized           Market
                                                    Cost           Value            Cost              Value
                                               ------------     ----------       ------------        ---------
Due in one year or less                        $  7,697          $  7,715           $   -             $   -
Due after one year through five years            14,472            14,652               -                 -
After ten years                                   3,219             3,143             219               213
                                               --------          --------           -----             -----

            Total                              $ 25,388          $ 25,510           $ 219             $ 213
                                               ========          ========           =====             =====

5.   LOANS

Major classifications of loans are summarized as follows (in thousands):

                                                        2000             1999
                                                      --------         --------

Commercial and industrial                             $ 20,084         $ 14,660
Real estate mortgages
     Residential                                        92,429           90,232
     Commercial and other                               24,661           20,360
Consumer                                                14,618           14,210
                                                      --------         --------
                                                       151,792          139,462
Less allowance for loan losses                           1,460            1,373
                                                      --------         --------

            Total                                     $150,332         $138,089
                                                      ========         ========

In the normal course of business, loans are extended to directors, executive officers, and their associates. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness, with the exception of consumer and residential mortgage loans granted to executive officers which carry an interest rate one percent below that quoted non-employees. Such loans, which are included in the following schedule, totaled $244,000 and $210,000 at December 31, 2000 and 1999, respectively. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances in excess of $60,000 for the year ended December 31, 2000, is as follows (in thousands):


           1999         New Loans       Repayments       2000
           ----        ----------      -----------       ----

          $1,355          5,461           5,006         $1,810


The Bank's primary business activity is with customers located within Venango, Butler, Clarion, Clearfield, Elk and Jefferson Counties. Commercial, residential and personal loans are granted. Although the Bank has a diversified loan portfolio at December 31, 2000 and 1999, loans outstanding to individuals and businesses are dependent upon the local economic conditions within the immediate trade area.



14 Emclaire Financial Corp.

6.   ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are summarized as follows (in thousands):

                                                   2000               1999
                                                  ------             ------

Balance, beginning of year                        $1,373             $1,336

     Provision                                       209                162
     Recoveries                                       34                 30
     Charge-offs                                    (156)              (155)
                                                  ------             ------

Balance, end of year                              $1,460             $1,373
                                                  ======             =======

At December 31, 2000 and 1999, the recorded investment in loans which are considered to be impaired was $510,000 and $515,000, respectively, all of which were placed in nonaccrual status. In addition, $40,000 of the related allowance for loan losses has been allocated for these impaired loans at December 31, 2000 and 1999, respectively.

The average recorded investment in impaired loans during the years ended December 31, 2000 and 1999, was approximately $515,000 for each year. Interest income totaling $47,000 and $45,000 was recognized on impaired loans in 2000 and 1999, respectively, using the cash basis method of income recognition.


7.   PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows (in thousands):

                                                   2000             1999
                                                  ------           ------

Land and improvements                             $  306           $  306
Buildings                                          2,762            2,762
Construction in process                              162               16
Leasehold improvements                               191              184
Furniture and fixtures                             2,635            2,459
                                                  ------           ------
                                                   6,056            5,727
Less accumulated depreciation                      2,723            2,358
                                                  ------           ------

            Total                                 $3,333           $3,369
                                                  ======           ======

Depreciation and amortization charged to operations was $425,000 in 2000 and $401,000 in 1999.


                                                           2000 Annual Report 15

8.   TIME DEPOSITS

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $10,600,000 and $7,956,000 at December 31, 2000 and 1999, respectively. The following schedule presents the contractual maturities for time deposits in excess of $100,000 at December 31, 2000 (in thousands):


           Within three months                              $ 1,646
           After three months through six months              2,392
           After six months through one year                  2,208
           After one year                                     4,354
                                                            -------

           Total                                            $10,600
                                                            =======

9.   OTHER EXPENSES

The following is an analysis of other expenses (in thousands):

                                                             2000       1999
                                                            ------     ------

ATM and debit card processing                               $  215     $  220
Telephone and data communication                               225        223
Printing and supplies                                          144        142
Correspondent and courier fees                                 156        141
Software amortization                                          166        165
Amortization of intangible assets                              318        368
Other                                                        1,339      1,139
                                                            ------     ------

            Total                                           $2,348     $2,178
                                                            ======     ======

10.  INCOME TAXES

The provision for income taxes is summarized as follows (in thousands):

                                                            2000          1999
                                                            ----          ----

Currently payable                                           $ 964         $785
Deferred                                                     (397)          (3)
                                                            -----         ----

            Total                                           $ 567         $782
                                                            =====         ====







16 Emclaire Financial Corp.

The reconciliation between the federal statutory rate and the Company's effective income tax rate is as follows (dollars in thousands):

                                                                  2000                            1999
                                                         -----------------------          -----------------------
                                                                    % of Pre-Tax                     % of Pre-Tax
                                                         Amount        Income             Amount        Income
                                                         ------     ------------          ------     ------------
Provision at statutory rate                              $ 194          34.0%              $ 862         34.0%
Effect of tax exempt income                               (153)        (26.8 )              (135)        (5.3)
Goodwill                                                   504          88.2                  36          1.4
Other                                                       22           3.9                  19          0.7
                                                         -----         -----               -----         ----

            Total                                        $ 567          99.3%              $ 782         30.8%
                                                         =====         =====               =====         ====

The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31, are as follows (in thousands):


                                                         2000             1999
                                                         ----             ----
Deferred tax assets:
     Net unrealized loss on securities                   $  -             $341
     Loss on securities                                   152                -
     Provision for loan losses                            434              400
     Other real estate owned                                7                -
     Intangible assets                                     51                -
     Accrued pension cost                                  92               58
                                                         ----             ----
         Gross deferred tax assets                        736              799
                                                         ----             ----

Deferred tax liabilities:
     Net unrealized gain on securities                     41                -
     Depreciation                                         233              248
     Intangible assets                                      -               48
     Net loan origination costs                            20               30
     Other                                                207              252
                                                         ----             ----
         Gross deferred tax liabilities                   501              578
                                                         ----             ----

            Net deferred tax asset                       $235             $221
                                                         ====             ====










                                                           2000 Annual Report 17

11.  PENSION PLAN

The following summarizes benefit obligation and plan asset activity (in thousands):
                                                     2000              1999
                                                    ------            ------
Change in fair value of plan assets
     Balance at beginning of period                 $2,234            $2,108
     Actual return on plan assets                      (20)              171
     Employer contributions                             81                 -
     Benefits paid                                     (51)              (45)
                                                    ------            ------
Balance at end of year                               2,244             2,234
                                                    ------            ------
Change in benefit obligation
     Balance at beginning of period                  1,950             1,876
     Service cost                                      171               146
     Interest cost                                     140               125
     Actuarial gain                                   (123)             (152)
     Benefits paid                                     (51)              (45)
                                                    ------            ------
Balance at end of year                               2,087             1,950
                                                    ------            ------
Funded status                                          157               284
Unamortized prior service cost                           1                 1
Unrecognized net actuarial gain                       (339)             (439)
Unrecognized transition asset                          (89)              (97)
                                                    ------            ------

Accrued pension cost                                $ (270)           $ (251)
                                                    ======            ======

Plan assets are primarily comprised of debt and equity mutual funds at December 31, 2000 and 1999.

In preparing the above information, the following actuarially assumed rates were used.
                                                            2000        1999
                                                            ----        ----

Discount rate                                               7.25%       7.25%
Rate of increase in future compensation levels              4.50        5.00
Rate of return on plan assets                               8.50        8.50

The following presents the components of the pension plan expense (in thousands):
                                                            2000        1999
                                                            ----        ----

Service cost                                               $ 171       $ 146
Interest cost                                                140         125
Expected return on plan assets                              (192)       (177)
Transition asset                                              (8)         (8)
Recognized net actuarial loss                                (11)         (4)
                                                            ----       -----
Net periodic pension cost                                   $100       $  82
                                                            ====       =====


18 Emclaire Financial Corp.

The Company adopted a defined contribution 401(k) plan effective April 1, 2000. Employees who meet age and length of service requirements are eligible to participate in the plan. Employee contributions are vested at all times. The Company may make matching contributions as approved at the discretion of the Board of Directors. No matching contributions were made in 2000.

12.  BORROWED FUNDS

Available Lines of Credit

The Bank maintains a credit arrangement with the Federal Home Loan Bank of Pittsburgh ("FHLB"), as a source of additional liquidity. This credit line has an available limit of $10.0 million at December 31, 2000, is subject to annual renewal, incurs no service charges, and is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

Long-term borrowings

Included in borrowed funds is an advance from the FHLB totaling $2,000,000 at December 31, 2000 and 1999, maturing July 11, 2002, with a current interest rate of 6.88 percent. This borrowing reprices quarterly based on the three month LIBOR rate. The Bank has the option to repay the borrowing without penalty at any repricing date. This borrowing is secured by a blanket security agreement on outstanding residential mortgage loans and the FHLB stock owned by the Bank.

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

The off-balance sheet commitments were comprised of the following at December 31 (in thousands):
                                    2000         1999
                                   ------      -------
 Commitments to extend credit      $9,101      $11,949
 Standby letter of credit             728          869

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

                                                           2000 Annual Report 19

Operating Leases

Certain office facilities are leased under various operating leases expiring through 2006. Rental expense was $118,000 and $114,000 in 2000 and 1999, respectively. Future minimum rental commitments under noncancellable leases are (in thousands):
                                                           Future Minimum
                                                           Lease Payments
                                                           --------------
                         2001                              $     128
                         2002                                    120
                         2003                                     72
                         2004                                     56
                         2005                                     49
                         2006                                     15
                                                           ---------
                              Total                        $     440
                                                           =========
14.  REGULATORY MATTERS

Cash and Due from Banks

The district Federal Reserve Bank requires the Bank to maintain certain reserve balances. As of December 31, 2000 and 1999, the Bank had required reserves of $1,814,000 and $1,515,000, respectively, comprised of vault cash, and a depository amount held with the Federal Reserve Bank.

Loans

The Federal Reserve Act limits extensions of credit by the Bank to the Company and requires such credits to be collateralized. Further, such secured loans are limited in amount to ten percent of the Bank's capital and surplus. There were no loans between the Bank and the Company during 2000 and 1999.

Dividends

The Bank is subject to a dividend restriction which generally limits the amount of dividends that can be paid by a national bank. Prior approval of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds net profits as defined for the year combined with its retained net profits for the two preceding calendar years less any required transfer to surplus. Using this formula, the amount available for payment of dividends by the Bank to the Company in 2000, without approval of the comptroller, will be limited to $464,000 plus net profits retained up to the date of the dividend declaration.

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

As of December 31, 2000 and 1999, the Company and the Bank have been categorized as "Well Capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Company's classification category.

The following table presents the Company's capital ratios and minimum requirements at December 31 (dollars in thousands). The Bank's capital ratios are substantially the same as the Company's.

20 Emclaire Financial Corp.

                                                                            Regulatory Capitalization Requirement
                                                                        ---------------------------------------------
                                                       Actual                  Adequate                   Well
                                               --------------------     --------------------      -------------------
                                                Amount       Ratio       Amount       Ratio        Amount      Ratio
                                               --------     -------     --------     -------      --------     ------
December 31, 2000

Total capital to risk-weighted assets          $19,412        15.4%      $10,068       8.0%      $12,585       10.0%
Tier 1 capital to risk-weighted assets          17,952        14.3         5,034       4.0         7,551        6.0
Tier 1 capital to average assets                17,952         9.4         7,673       4.0         9,592        5.0

December 31, 1999

Total capital to risk-weighted assets          $18,620        15.9%      $ 9,367       8.0%      $11,709       10.0%
Tier 1 capital to risk-weighted assets          17,247        14.7         4,684       4.0         7,026        6.0
Tier 1 capital to average assets                17,247         9.1         7,618       4.0         9,522        5.0

15.  COMMON STOCK

On November 6, 2000 the Company ended its stock repurchase program which had been adopted by the Board of Directors October 20, 1999. During the repurchase period, 63,017 shares representing 4.5% of the outstanding common shares were repurchased at an average price of $15.41 per share.

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

The estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands):






                                                           2000 Annual Report 21

                                                        2000                        1999
                                               ----------------------      --------------------
                                               Carrying       Fair         Carrying      Fair
                                                Value         Value         Value        Value
                                               --------      --------      --------      ------
Financial assets
     Cash and due from banks and federal
         funds sold                            $  8,510      $  8,510      $  8,595         $  8,595
     Investment securities:
         Available for sale                      27,708        27,708        33,499           33,499
         Held to maturity                           219           213         2,278            2,269
     Net loans                                  150,332       142,553       138,089          134,340
     Accrued interest receivable                  1,247         1,247         1,197            1,197
                                               --------      --------      --------         --------
                                               $188,016      $180,231      $183,658         $179,900
                                               ========      ========      ========         ========
Financial liabilities
     Deposits                                  $171,125      $172,102      $168,425         $168,144
     Borrowed funds                               2,000         2,000         2,000            2,000
     Accrued interest payable                       505           505           376              376
                                               --------      --------      --------         --------

                                               $173,630      $174,607      $170,801         $170,520
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

22 Emclaire Financial Corp.

17.  PARENT COMPANY CONDENSED FINANCIAL INFORMATION

                             CONDENSED BALANCE SHEET
                             (Dollars in thousands)

                                                                                                December 31,
                                                                                           2000             1999
                                                                                         -------          -------
ASSETS
     Cash on deposit in subsidiary bank                                                  $     8          $    16
     Investment securities available for sale                                                959              935
     Investment in bank subsidiary                                                        18,935           19,700
     Other assets                                                                            153              159
                                                                                         -------          -------

            TOTAL ASSETS                                                                 $20,055          $20,810
                                                                                         =======          =======

LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable                                                                    $    10          $     6
     Stockholders' equity                                                                 20,045           20,804
                                                                                         -------          -------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $20,055          $20,810
                                                                                         =======          =======


                          CONDENSED STATEMENT OF INCOME
                             (Dollars in thousands)

                                                                                          Year Ended December 31,
                                                                                          2000             1999
                                                                                         -------          -------
INCOME
     Dividends from subsidiary                                                           $ 1,507          $ 1,023
     Other dividends                                                                          39               32
     Loss on securities                                                                     (448)             -
                                                                                         -------          -------
            Total Income                                                                   1,098            1,055
                                                                                         -------          -------

EXPENSES                                                                                      31               20
                                                                                         -------          -------
Income before income taxes and equity in undistributed
     earnings of subsidiary                                                                1,067            1,035
Income tax benefit                                                                          (159)              (4)
                                                                                         -------          -------

Income before equity in undistributed earnings in subsidiary                               1,226            1,039
Equity (deficit) in undistributed earnings in subsidiary                                  (1,222)             715
                                                                                         -------          -------

NET INCOME                                                                               $     4          $ 1,754
                                                                                         =======          =======


                                                           2000 Annual Report 23

                        CONDENSED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)

                                                                                           Year Ended December 31,
                                                                                            2000               1999
                                                                                          -------            -------
 OPERATING ACTIVITIES
      Net income                                                                          $     4            $ 1,754
      Adjustments to reconcile net income to net
          cash provided by operating activities:
             Equity in undistributed earnings of subsidiary                                 1,222               (715)
             Deferred income taxes                                                           (152)                 -
             Loss on equity securities                                                        448                  -
             Other, net                                                                        15                 61
                                                                                          -------            -------
                 Net cash provided by operating activities                                  1,537              1,100
                                                                                          -------            -------

 INVESTING ACTIVITIES
      Purchase of available for sale securities                                               (39)                (8)
                                                                                          -------            -------
                 Net cash used for investing activities                                       (39)                (8)
                                                                                          -------            -------

 FINANCING ACTIVITIES
      Acquisition of treasury stock                                                          (671)              (300)
      Cash dividends paid                                                                    (835)              (795)
                                                                                          -------            -------
                 Net cash used for financing activities                                    (1,506)            (1,095)
                                                                                          -------            -------

                 Decrease in cash                                                              (8)                (3)

 CASH AT BEGINNING OF YEAR                                                                     16                 19
                                                                                          -------            -------

 CASH AT END OF YEAR                                                                      $     8            $    16
                                                                                          =======            =======






24 Emclaire Financial Corp.

REPORT OF INDEPENDENT AUDITORS
------------------------------


Board of Directors and Stockholders
Emclaire Financial Corp.

We have audited the consolidated balance sheet of Emclaire Financial Corp. and Subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and Subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ S.R. Snodgrass, A.C.

S.R. Snodgrass, A.C.
Wexford, Pennsylvania
February 23, 2001


                                                           2000 Annual Report 25

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

OVERVIEW

During 2000 efforts were directed to coordinating the efforts of the management team assembled during the last few months of 1999. These efforts resulted in loan growth of $12.3 million, and the introduction of a number of new products including the Classic Club and Classic Club Plus checking products, ACH transaction origination and sweep accounts for business checking customers.

However, the single most significant event during 2000 was the charge recorded to recognize the impairment of intangible assets related to the acquisition in 1998 of a local savings bank. This charge totaling $1.6 million was recorded during the fourth quarter of the year based on a regular assessment of these intangible assets. Exclusive of this charge and a $448,000 writedown to record an other than temporary loss in the value of an equity investment, net income for 2000 would have been $1.823 million, a $69,000 or 4% increase from 1999. On a per share basis earnings excluding these non-recurring charges would have been $1.35 per share a 7% increase from 1999.

The stock repurchase plan initiated in 1999 was completed during the fourth quarter of the year. During 2000, 43,775 shares were acquired. Over the course of this program 63,017 or 4.5% of the outstanding common shares were repurchased at an average cost of $15.41 per share.

RESULTS OF OPERATIONS

Summary

Net income for 2000, totaled $4,000, as compared to $1.754 million recorded in 1999. As discussed in the "Overview" section, this decrease is the result of charges recorded to recognize the impairment of intangible assets and the other than temporary loss in the value of an equity investment. Excluding the effect of these non-recurring charges, net income rose $69,000 or 4% from 1999. The increase in tax equivalent, net interest income, which rose $590,000 or 7% to $8.8 million, was largely responsible for the increase in net income, absent the impairment of intangible assets. The $13.6 million or 10% increase in loan volume was the principal factor for the increase in net interest income.

Combined with the increase in tax equivalent net interest income was a rise in other operating income, excluding the effect of the equity security adjustment, of $327,000 or 38%. This increase is directly related to the implementation and restructuring of service charges during the year.

Other operating expenses for the Company increased $759,000 or 12% to $6.9 million in 2000 after excluding the $1.6 million charge for the intangible asset impairment. Salaries and benefits accounted for $508,000 of this increase, due principally to the full-year effect of employees added during the third and fourth quarters of 1999.

No earnings per share were reported for 2000. Excluding the effects of the non-recurring charges recorded during the year, earnings per share for 2000 were $1.35 a 7% increase from the $1.26 reported for 1999.

Net interest income

The principal source of the Company's revenue is net interest income. Net interest income is the difference between interest income on earning assets such as loans and investment securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the amount and composition of interest earning assets and interest-bearing liabilities, and changes in the level of interest rates. Changes in net interest income are most often measured in two ways

26 Emclaire Financial Corp.

1) interest spread and 2) net yield on earning assets. The difference between the yields on earning assets and rates paid for interest-bearing funds represents the interest spread. The net yield on earning assets is the percentage resulting from dividing net interest income by average earning assets. In the following tables, both the interest spread and the net yield on earning assets are presented on a tax-equivalent basis.

Tax-equivalent net interest income increased $590,000 or 7% to $8.8 million in 2000, due to a shift in earning assets from lower yielding investment securities and federal funds sold to loans, combined with the generally higher interest rate environment. In addition, the average volume of earning assets increased slightly and represented 93.39% of average assets in 2000 as compared to 92.71% in 1999. The combination of these factors resulted in increases in both the net interest spread and the net yield on earning assets.

The net interest spread was 3.99% in 2000 and 3.81% in 1999. This increase is consistent with shift in earning assets due to loan growth, combined with higher interest rate environment. Due to actions taken by the Federal Reserve Board during 2000, the prime interest rate rose three times during the first half of the year, for a combined increase of 100 basis points.

Actions taken by the Federal Reserve Board early in 2001 indicate the rising interest rate trend of the past two years is over. The aggressive actions taken by the Fed will most likely result in a shrinking net interest spread and lower tax equivalent yield on earning assets for the Company in 2001.

Average earning assets of $181.6 million in 2000, represented an increase of $1.8 million or 1% from 1999. The loan portfolio was the primary factor for the growth in average assets in 2000, as the average volume increased $13.6 million or 10% to 148.5 million. This growth resulted in a decline in the average volume of investment securities, interest bearing deposits in banks and federal funds sold which fell $2.4 million, $1.7 million and $7.7 million, respectively. The shift in the mix of the securities portfolio initiated in 1999 continued in 2000 as funds were invested in longer-term callable tax-exempt securities, a strategy designed to improve the Company's tax position.

Tax-equivalent interest income rose $590,000 or 7% for 2000, due to the combined effect of the increase in average earning assets along with the general rise in interest rates previously discussed. These factors resulted in a rise in the tax equivalent yield on earning assets to 8.05% from 7.70%

Interest expense for 2000 totaled $5.8 million, an increase of $185,000 or 3% from 1999. The rise in interest rates offset the decrease in the average volume of interest bearing liabilities. The decline in average volume of time deposits for 2000 was not indicative of the trend for these deposits during 2000. The actual balance for time deposits increased $7.8 million or 11% during the year, due to several promotional products offered during the year. The higher interest rate environment offset the decline in the volume of interest-bearing liabilities as the cost of funds, which rose to 4.06% from 3.89%.

The following table presents (in thousands) interest income, interest expense, and net interest income for 2000 and 1999. This table compares the daily average balances of earning assets and interest-bearing liabilities with the related interest income and expense, and the corresponding average interest rate earned or paid. Tax-exempt asset yields have been adjusted to their tax equivalent yield based on a marginal tax rate of 34%. The tax equivalent adjustment to interest income was $219,000 and $194,000 for 2000 and 1999, respectively. Average investment securities balances are computed based on amortized cost and exclude unrealized gains and losses on securities available for sale. Average outstanding loans include non-accrual loans.

                                                           2000 Annual Report 27

                                                                    2000                                   1999
                                                       --------------------------------        --------------------------------
                                                        Average                  Yield/         Average                  Yield/
                                                        Volume      Interest      Rate          Volume      Interest      Rate
                                                       ---------    --------    -------        ---------    ---------   -------
ASSETS
Interest-earning assets
     Investment securities
         Taxable                                        $ 25,252      $ 1,592      6.30%       $ 28,830     $ 1,809       6.27%
         Exempt from federal income tax                    7,089          502      7.08           5,905         409       6.93
     Interest bearing deposits in other banks                259           15      5.79           1,991         102       5.12
     Loans                                               148,482       12,481      8.41         134,850      11,122       8.25
     Federal funds sold                                      507           31      6.11           8,232         404       4.91
                                                        --------      -------                  --------     -------
     Total interest-earning assets                       181,589       14,621      8.05         179,808      13,846       7.70
                                                                      -------                               -------
Noninterest-earning assets
     Cash and due from banks                               6,136                                  5,977
     Unrealized (loss) gain on securities                 (1,037)                                  (215)
     Allowance for loan losses                            (1,399)                                (1,349)
     Other assets                                          9,143                                  9,718
                                                        --------                               --------
         Total assets                                   $194,432                               $193,939
                                                        ========                               ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing liabilities
     NOW accounts                                       $ 21,052          324      1.54%       $ 21,376         338       1.58%
     Money market accounts                                21,653          721      3.33          21,612         678       3.14
     Savings deposits                                     22,688          605      2.67          22,798         579       2.54
     Time deposits                                        75,160        3,983      5.30          77,359       3,938       5.09
     Obligation under capital lease                            -            -         -               4           -          -
     Borrowed funds                                        3,122          199      6.37           2,028         114       5.62
                                                        --------      -------                  --------     -------

     Total interest-bearing liabilities                  143,675        5,832      4.06         145,177       5,647       3.89
                                                                      -------                               -------
Noninterest-bearing liabilities
     Demand deposits                                      29,041                                 26,601
     Other liabilities                                       925                                    944
     Capital                                              20,791                                 21,217
                                                        --------                               --------
     Total liabilities and stockholders' equity         $194,432                               $193,939
                                                        ========                               ========
         Net interest spread                                                       3.99%                                  3.81%
                                                                                   ====                                   ====
         Net interest income and net yield on
             interest-earning assets                                  $ 8,789      4.84%                    $ 8,199       4.56%
                                                                      =======      ====                     =======       ====

The following table presents changes in interest income, interest expense and net interest income due to volume and rate variances for earning assets and interest bearing liabilities (in thousands). Changes in interest not due solely to changes in volume or rates are allocated proportionally.


28 Emclaire Financial Corp.

                                           2000 Change From 1999              1999 Change From 1998
                                        -----------------------------    -------------------------------
                                         Total       Change Due To         Total       Change Due To
                                         Change     Volume     Rate        Change     Volume      Rate
                                        --------   --------   ------      --------   --------   --------
INTEREST INCOME ON:
  Taxable investment securities         $  (217)   $  (226)   $    9      $  (131)   $   (93)   $   (38)
  Non-taxable investment securities          93         84         9          117        106         11
  Intereest bearing deposits in other
    banks                                   (87)       (98)       11           61         58          3
  Loans                                   1,359      1,139       220        2,148      2,515       (367)
  Federal funds sold                       (373)      (463)       80          178        188        (10)
                                        -------    -------    ------      -------    -------    -------
    Total interest income                   775        446       329        2,373      2,774       (401)
                                        -------    -------    ------      -------    -------    -------

INTEREST EXPENSE ON:
  NOW accounts                              (14)        (5)       (9)           9         45        (36)
  Money market accounts                      43          2        41           71         88        (17)
  Savings deposits                           26         (4)       30           71         88        (17)
  Time deposits                              45       (114)      159          832      1,031       (199)
  Obligation under capital lease              -          -         -           (2)        (1)        (1)
  Borrowed funds                             85         68        17           (3)        (3)         -
                                        -------    -------    ------      -------    -------    -------

    Total interest expense                  185        (53)      238          978      1,248       (270)
                                        -------    -------    ------      -------    -------    -------

NET INTEREST INCOME                     $   590    $   499    $   91      $ 1,395    $ 1,526    $  (131)
                                        =======    =======    ======      =======    =======    =======

Provision for Loan Losses

Due to loan growth experienced during the year, the provisions for loan losses totaled $209,000 for 2000, a 29% increase from the $162,000 provided in 1999. The allowance for loan losses totaled $1.46 million at December 31, 2000, an increase of $87,000 or 6% from 1999.

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

                                                           2000 Annual Report 29


                                                                                   2000            1999             1998
                                                                                 --------        --------         --------
Total loans outstanding                                                          $151,792        $139,462         $134,249
                                                                                 ========        ========         ========
Average loans outstanding                                                        $148,482        $134,850         $104,513
                                                                                 ========        ========         ========

Allowance for loan losses at beginning of year                                   $  1,373        $  1,336         $    874
Provision charged to expense                                                          209             162              200
Allowance related to loans acquired                                                     -               -              349
Charge-offs:
     Commercial and industrial                                                          1               -                -
     Real estate                                                                       34              12               21
     Consumer                                                                         121             143               92
                                                                                 --------        --------         --------
         Total                                                                        156             155              113
                                                                                 --------        --------         --------
Recoveries:
     Commercial and industrial                                                          2               -                9
     Real estate                                                                        2               -                -
     Consumer                                                                          30              30               17
                                                                                 --------        --------         --------
         Total                                                                         34              30               26
                                                                                 --------        --------         --------
     Net charge-offs                                                                  122             125               87
                                                                                 --------        --------         --------

Allowance for loan losses at end of period                                       $  1,460        $  1,373         $  1,336
                                                                                 ========        ========         ========

Allowance for loan losses as a percent of total loans                                 .96%            .98%            1.00%
Net charge-offs as a percent of average loans                                         .08             .09              .08

Other Operating Income

Other operating income, comprised principally of fees and charges on customer deposit accounts, increased $327,000 or 38% to $1.2 million in 2000 from $860,000 in 1999, after excluding the impact of the loss on equity securities.

In June 2000 bundled checking account products were introduced. These products offer customers an interest bearing checking account along with a package of free or discounted products and services if the customer maintains aggregate deposit balances above stated minimums. Along with the introduction of the bundled accounts products, the deposit service fee schedule was restructured to offset the ever rising cost of servicing customer deposit accounts. While the bundled account products and a newly created value checking account allow most customers to continue to bank at little or no monthly charge; customers who do not wish to participate in the new products, but take advantage of available products and services are not subject to minimum balance and usage charges for certain account products and services. Due to this restructuring, service fees on customer accounts rose $243,000 or 39% during the year to $864,000.

Other income for 2000 increased $84,000 or 35% from 1999 due largely to increased interchange revenue and other fees related to ATM and MasterMoney(TM) debit cards. These additional revenues are due to a combination of additional cards issued and increased usage by the cardholders. For 2001, the Company plans to introduce a debit card tailored to business customers. The costs associated with introducing this new product are not deemed to be significant.

During the fourth quarter of 2000 a charge of $448,000 was recorded to recognize an other than temporary decline in value of an equity security investment. In assessing the operation and financial performance of the issuing entity, no weaknesses or adverse trends were noted. However, due to the general decline in the value of financial sector securities and management's determination that this decline would not be recovered in the foreseeable future, the charge, which management deems to be non-recurring was recorded.

Other Operating Expense

Other operating expense consists principally of employee salaries and benefits, occupancy and equipment costs, and other operating costs such as telephone, printing and office supplies, ATM processing and intangible asset amortization. Excluding the impact of the non-recurring charge for intangible assets, other operating expense increased $759,000 or 12% to $6.9 million for 2000.

30 Emclaire Financial Corp.

Salaries and employee benefits increased $508,000 or 17% in 2000 to $3.5 million. Salaries and wages, and the related payroll taxes increased $435,000 or 19% due to the full year impact of the staff added during the third and fourth quarters of 1999, combined with annual salary adjustments and several staff additions during 2000. Temporary employee costs totaled $220,000 in 2000 as compared to $158,000 in 1999 due largely to the full year use of temporary employees to oversee the human resource and training functions, along with temporary employees used at the customer service and technology center. Temporary employee costs for 2001 should decline significantly as several temporary employees at the customer service and technology center were hired to full-time positions late in 2000. A permanent training position was created and filled in December 2000, and we expect to hire a full-time human resource manager in 2001. Employee insurance costs declined $38,000 or 8% during the year due largely to the shift of medical benefits to a health maintenance organization in April 2000. For 2001, the benefit provider proposed a rate increase of approximately 40%. After reviewing proposals from other providers, management chose to remain with the incumbent provider after further negotiations. In addition, employees will now contribute approximately 20% of the cost of health insurance premiums. The renegotiated premium costs combined with the employee contribution will result in a net premium increase of approximately 9%. The actuarially determined expense accruals for the defined benefit pension plan increased $18,000 or 22% during the year due to the impact of the increased staff.

Occupancy and equipment expense increased $81,000 or 9% in 2000. Costs for equipment service contracts and equipment repairs increased $46,000 or 21% due to general price increases, the age of the equipment and equipment additions. Depreciation and amortization increased $24,000 or 6% during 2000. Costs related to the newly relocated DuBois office, which was occupied in September, accounted for approximately $10,000 of the increase. The remainder of the increase is attributed to equipment purchases made during the year. Management is developing plans to consolidate the Knox operations into a single facility by expanding the current Rt. 338 location. This project will require a capital outlay of approximately $175,000 for leasehold improvements and equipment. The combination of the two Knox operations is expected to result in annualized savings of approximately $36,000. During 2000, a renovation of the Brookville office facility was started to improve customer service and bring the building in line with the historic business district of the community. This project was completed in January 2001 and will increase depreciation and amortization approximately $12,000 annually.

During the fourth quarter of 2000, as part of a regular assessment of the value of intangible assets related to the branch offices that were purchased in 1998, the Company recorded a write-down of approximately $1.6 million. The decision to revalue these assets was based on several factors:

o Since the purchase, significant capital costs have been incurred in renovating or relocating branch operations.
o During 2000, the managers of these offices left the Bank to pursue other career opportunities. While the Company is pleased with the personnel chosen to replace these persons and the job they have done to date, it will take some time for them to establish themselves in the respective communities.
o Lastly, while we are generally happy with the overall performance of these operations, the retention of deposits has not quite been what we had expected. This was due to the rise in interest rates since the acquisition.

The combination of these factors resulted in the decision to adjust the value of the intangible assets and shorten the periods over which the remaining balance is amortized. The effect on future amortization of these decisions will be to reduce such expense approximately $47,000 annually, exclusive of any applicable taxes.

Other expenses for 2000 totaled $2.35 million, a $170,000 or 8% increase from 1999. Note 9 of the accompanying consolidated financial statements presents the principal components of other expenses. Correspondent bank and courier fees increased approximately $15,000 due to fuel surcharges imposed by courier services. Other taxes increased $16,000 due to an increase in Pennsylvania shares tax as a result of the impact of additional capital. Travel, and entertainment and meals increased $26,000 due to a focus on customer development and employee training. Advertising and promotions increased $47,000 due to the focus on product promotion during the year, particularly the introduction of the Classic Club bundled checking products.


                                                           2000 Annual Report 31

Income Tax Expense

Income tax expense for 2000 of $567,000 was 99.3% of pre-tax income as compared to $782,000 recorded in 1999, representing 30.8% of 1999's pre-tax earnings. The significant rise in the effective tax rate for 2000 is attributable to the non-deductible impact of the goodwill portion of the intangible asset charge. Excluding this non-recurring item, the effective tax rate for 2000, would have approximated that realized in 1999.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2000 AND DECEMBER 31, 1999

Total assets increased $2.2 million or 1% during 2000 and totaled $194.2 million at December 31, 2000. This increase was due to loan growth of $12.3 million, which was funded by investment maturities, available cash and cash equivalents, and deposit growth.

Investment Securities

Total investment securities decreased $7.9 million during 2000, to $27.9 million, as proceeds from investment maturities were used to fund loan growth.

Information detailing the book value of the investment portfolio by security type and classification is presented in Note 4 to the consolidated financial statements. Additional information detailing the maturity and yield of the investment portfolio is presented on page 36.

Loans

The loan portfolio increased $12.3 million or 9% during the year and totaled $151.8 million at December 31, 2000, as compared to $139.5 million in 1999.

During 2000, commercial loans and nonresidential real estate loans increased approximately $5.4 million, and $4.3 million, respectively, while residential real estate loans rose approximately $2.2 million.

At December 31, 2000 residential mortgages comprised 61% of the loan portfolio. Prior to the acquisition in 1998, these loans represented 53% of the loan portfolio. While residential mortgage loans continue to play a significant role in the Company's lending activities, we will continue to have the personnel and procedures in place to allow us to diversify the loan portfolio.

The following table presents the composition of the loan portfolio and the percentage of loans by type (in thousands):

                                                           2000                       1999                       1998
                                                   ----------------------     ----------------------    -----------------------
                                                               % of Loans                 % of Loans                 % of Loans
                                                                  to                         to                         to
                                                   Amount     Total Loans     Amount     Total Loans     Amount     Total Loans
                                                   -------    -----------     -------    -----------     -------    -----------
Commercial and industrial                         $ 20,084         13.2%     $ 14,660         10.5%     $ 14,223          10.6%
Commercial and multi-family real estate             24,661         16.3        20,360         14.6        18,381          13.7
1 - 4 family real estate                            92,429         60.9        90,232         64.7        87,137          64.9
Consumer                                            14,618          9.6        14,210         10.2        14,508          10.8
                                                   -------        -----      --------        -----      --------        ------

      Total loans                                  151,792        100.0%      139,462        100.0%      134,249        100.0%
                                                                  =====                      =====                      =====

Less: allowance for loan losses                      1,460                      1,373                      1,336
                                                  --------                   --------                   --------
      Net loans                                   $150,332                   $138,089                   $132,913
                                                  ========                   ========                   ========

Loan Quality

The Company strives to maintain a high quality loan portfolio in order to minimize the risk of credit loss. Setting and adhering to credit standards, diversifying the portfolio and conducting periodic reviews of the portfolio help achieve this goal.

Credit standards and procedures are detailed in the Company's lending policy. This policy provides limits for individual, management and board loan committee lending authorities. This policy also details underwriting standards to be met before funding any loan.

One means of measuring diversification of the loan portfolio is monitoring for concentrations of commercial loans extended to a specific industry. At December 31, 2000, no concentrations of loans greater than 10% of total loans existed.

32 Emclaire Financial Corp.

During 2000 management continued to build on changes in personnel, policy and practices initiated in 1999. These changes were designed to improve credit underwriting and administration, and the loan review function. To supplement the hiring in 1999 of an experienced credit administrator, an experienced credit analyst was hired in 2000. The quarterly loan review continues to be contracted to an outside entity.

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

At December 31, 2000, the Company had loans totaling $158,000 greater than 90 days past due and accruing interest and $742,000 in loans on non-accrual status. Combined these non-performing loans represent approximately .59% of total loans. This low level of non-performing loans is attributed in part to efforts made to identify and work with potential problem accounts before they become seriously delinquent.

Of the total non-performing loans, $510,000 is to a single customer and is classified as impaired. The borrower continues to operate under Chapter 11 bankruptcy protection. During 2000, payments totaling $47,000 were received on this account and were applied to interest. As part of management's ongoing assessment of its loan portfolio, $40,000 of the allowance for loan losses at December 31, 2000, has been allocated for these loans. Management believes the underlying collateral adequately secures the Company.

The following table sets forth non-performing loans, along with non-accrual loan interest data (in thousands):

                                                                              December 31,
                                                  -------------------------------------------------------------------
                                                    2000           1999           1998           1997           1996
                                                  -------         ------        -------         ------         ------
Loans past due 90 days or more and
    accruing                                      $  158          $  86         $   287         $  171         $  111
Non-accrual loans                                    742            617           1,022            820            778
                                                  ------          -----         -------         ------         ------
    Non-performing loans                          $  900          $ 703         $ 1,309         $  991         $  889
                                                  ------          -----         -------         ------         ------

Other real estate owned                               33            104              80              -              -
                                                  ------          -----         -------         ------         ------

    Total non-performing assets                   $  933          $ 807         $ 1,389         $  991         $  889
                                                  ======          =====         =======         ======         ======


Non-performing loans to total loans                  .59%           .50%            .98%          1.15%          1.30%
Allowance for loan losses to non-
    performing loans                              162.22         195.31          102.06          88.19          82.45
Non-performing loans to total assets                 .46            .37             .67            .74            .69

Non-accrual loan interest data:
    Interest computed on original terms           $   83
                                                  ======
    Interest recognized in income                 $   47
                                                  ======

                                                           2000 Annual Report 33

At December 31, 2000, based upon the ongoing quarterly review and assessment of credit quality, management is not aware of any trends or uncertainties related to any accounts which might have a material adverse effect on future earnings, liquidity, or capital resources. Based upon the results of the quarterly internal loan review process, and considering the trend of past loan losses and recoveries, and current risk elements in the loan portfolio, management believes the allowance for loan losses at December 31, 2000 is adequate.

The following table presents management's estimate of the allocation of the allowance for loan losses among the loan categories, along with the percentage of loans in each category to total loans (in thousands):


                                                                              December 31,
                                                 -----------------------------------------------------------------------
                                                            2000                                   1999
                                                 -------------------------------          ------------------------------
                                                                      % of Loans                            % of Loans
                                                                          to                                    to
                                                    Amount           Total Loans           Amount           Total Loans
                                                 -----------         -----------          ---------         ------------
Commercial and industrial                         $   286                13.2%             $   152             10.6%
Commercial & multi-family real estate                 399                16.3                  331              13.7
1-4 family real estate                                 42                60.9                   55              64.9
Consumer                                              187                 9.6                  302              10.8
Unallocated                                           546                   -                  533                 -
                                                  -------               -----              -------             -----
                                                  $ 1,460               100.0%             $ 1,373             100.0%
                                                  =======               =====              =======             =====

Deposits

Total deposits increased $2.7 million or 2% in 2000 due to an increase in time certificates of deposit. Time deposits rose $7.8 million during the year offsetting decreases in savings and money market accounts. During 2000, several promotional certificates of deposit were offered to retain existing customers and attract new depositors. These proceeds were used to fund loan growth. While the rates offered on these deposits were competitive with similar products offered by competing financial institutions, the recent decline in interest rates thus far in 2001 will put pressure on the net interest margin as various assets reprice downward while the rates on these certificates remain constant. At December 31, 2000 these promotional certificates comprised 29% of total time deposits.

For 2001, a new money market product was introduced. The Maximum Yield money market account is designed to offer a tiered variable rate of return commensurate with that available from money market mutual funds.

The offices acquired in 1998 showed a $1.1 million of the decline in total deposits, which, in part, led to the decision to record the charge to intangible assets.

The average balance sheet presented at "RESULTS OF OPERATIONS - Net Interest Income" details the average amount and average interest rate paid on deposit accounts during 2000 and 1999. Information related to the maturity of time deposits of $100,000 and over at December 31, 2000 is presented in Note 8 of the accompanying consolidated financial statements.

Stockholders' Equity

For 2000, stockholders' equity decreased $759,000 or 4% to $20.0 million. This decrease was due to maintaining the dividend payout ratio at approximately 45% of net income, exclusive of non-recurring charges, and the acquisition of treasury stock as part of the Company's stock repurchase plan. These two items offset the increase to the accumulated other comprehensive income resulting from net unrealized gains on securities available for sale.

During the fourth quarter of 2000 the Board of Directors completed the repurchase program of the Company's shares initiated in 1999. During the repurchase period, 63,017 shares were acquired at an average cost of $15.41 per share, resulting in a reduction of capital of approximately $971,000.

The decrease in total equity is in keeping with management's goal of maintaining total equity at a level sufficient to support the growth of the company while being leveraged enough to provide an improved return on average equity. For 2000 the return on average equity, excluding the effect of non-recurring charges, was 8.78% for 2000 as compared to 8.27% for 1999.

34 Emclaire Financial Corp.

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

The Company's policy is to limit the adverse change in annual pre-tax income to 5%, based on an immediate change in interest rates of 200 basis points. At December 31, 2000, pre-tax income would be impacted by such a change in interest rates as follows:

Cumulative gap at 1 year                        (2.8%)
Impact on pre-tax earnings
 +200 basis points                               3.6
 -200 basis points                              (4.6)
Liquidity

Liquidity represents the Company's ability to meet normal cash flow requirements of its customers for the funding of loans and repayment of deposits. Liquidity is generally derived from repayments and maturities of loans and investment securities, and the receipt of deposits. Management monitors liquidity daily, and incorporates liquidity management into its asset/liability program.

For 2000 operating activities, as presented in the statement of cash flows in the accompanying consolidated financial statements, provided $3.2 million in cash as compared to $2.8 million in 1999. These funds were generated principally from net operating income prior to the effect of non-recurring charges to expense, depreciation and amortization.

Investing activities for 2000 used $4.5 million as compared to $10.3 million used in 1999. During 2000, net loans totaling $12.6 million were originated, as compared to $5.4 million in 1999. This loan growth during 2000 was principally funded with $8.4 million of net securities maturities. For 1999, net loan growth of $5.4 million and net investment security purchases totaling $5.0 million were funded using cash equivalents, principally federal funds. Purchases of premises and equipment totaled $389,000 in 2000, as compared to $149,000 in 1999. Capital expenditures for 2000 were largely related to the DuBois office relocation and the Brookville renovation. During 2001 the two offices operating in Knox will be consolidated into a single operation, by expanding the 338 office and transferring the Main Street operation to the newly expanded office.

Financing activities consist of the solicitation and repayment of customer deposits, common stock repurchases, and the payment of dividends. For 2000, these activities provided $1.2 million as compared to the $2.6 million used in 1999. Deposit activity was largely responsible for the funds provided in 2000 and for the funds used in 1999. At December 31, 2000 certificates of deposit scheduled to mature in one year or less total $38.8 million.

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

                                                           2000 Annual Report 35

The following table presents the amortized cost of the investment portfolio, the weighted average tax-equivalent yield and maturities at December 31, 2000 (in thousands). Securities with no fixed maturity represent marketable equity securities and stock of the Federal Reserve and Federal Home Loan Banks:


Available for Sale                                   After 1 Year  After 5 Years                      No
                                           Within        Within        Within         After          Fixed
                                           1 Year       5 Years       10 Years       10 Years      Maturity        Total
                                          -------    ------------  -------------     --------      --------       -------
U. S. Government Agency                   $ 1,201      $ 9,959           $  -         $    -        $    -        $11,160
Obligations of states and political
     subdivisions                           1,225        2,549              -          3,219             -          6,993
Corporate                                   5,270        1,964              -              -             -          7,234
Mortgage-backed securities                      1            -              -              -             -              1
Equity securities                               -            -              -              -         2,198          2,198
                                          -------      -------           ----         ------        ------        -------
         Total                            $ 7,697      $14,472           $  -         $3,219        $2,198        $27,586
                                          -------      -------           ----         ------        ------        -------
         Yield                               6.82%        6.36%           N/A           7.68%          N/A           6.66%



Held to Maturity

Mortgage-backed securities                $    -       $    -           $  -          $  219        $    -          $ 219
                                          -------      -------           ----         ------        ------        -------
         Total                            $    -       $    -           $  -          $  219        $    -          $ 219
                                          ========     =======          =====         ======        ======        =======

         Yield                                 -%           -%             -%           6.51%            -%          6.51%


The following table presents the maturity distribution and interest rate sensitivity of commercial and industrial loans, and commercial and multi-family real estate loans at December 31, 2000 (in thousands):

                                                                     After 1 Year
                                                     Within             Within
                                                     1 Year            5 Years          After 5 Years           Total
                                                     -------         ------------       -------------          --------
Commercial and industrial                            $ 4,049           $  8,479            $  7,556            $ 20,084
Commercial and multi-family real estate                1,692              2,782              20,187              24,661
                                                     -------           --------            --------            --------

                                                     $ 5,741           $ 11,261            $ 27,743            $ 44,745
                                                     =======           ========            ========            ========

Predetermined interest rates                         $ 3,369           $  8,851            $ 11,784            $ 24,004
Floating interest rates                                2,372              2,410              15,959              20,741
                                                     -------           --------            --------            --------

                                                     $ 5,741           $ 11,261            $ 27,743            $ 44,745
                                                     =======           ========            ========            ========

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

36 Emclaire Financial Corp.

The Company anticipates it will have sufficient funds available to meet the needs of its customers for deposit repayments and loan fundings. At December 31, 2000, loan and letter of credit commitments totaled $9.8 million. Many of these commitments are in the form of lines of credit and letters of credit which are available for use by the borrower, but are generally not drawn on.

Capital Resources

Capital adequacy is Emclaire's ability to support growth while protecting the interests of shareholders and depositors. Regulatory agencies have developed certain capital ratio requirements, which are used to assist them in monitoring the safety and soundness of financial institutions. Management continually monitors these capital requirements and believes the Company to be in compliance with these regulations at December 31, 2000.

The accompanying consolidated financial statements present in Note 14, the Company's regulatory capital position at December 31, 2000, as compared to the minimum regulatory capital requirements imposed by regulators. Management is not aware of any actions contemplated by banking regulators, which would result in the Company being in non-compliance with any of the above requirements.

COMMON STOCK INFORMATION

The Company's common stock is traded over-the-counter and is quoted on the National Association of Securities Dealers OTC Electronic Bulletin Board. Price quotations reflect inter-dealer prices, without mark-up, markdown, or commission, and may not represent actual transactions. The following table summarizes the high and low prices without retail mark-up, markdown or commission, and may not represent actual transactions. Prices are based upon information made available to the Company. Cash dividends are declared on a quarterly basis.


                                                           2000                                      1999
                                           -----------------------------------      ------------------------------------
                                                                      Dividend                                  Dividend
                                             High          Low        Declared         High          Low        Declared
                                           --------      --------     --------      ---------      -------      --------
First Quarter                              $ 15.75       $ 14.63        $ .15        $ 21.00       $ 19.00        $ .14
Second Quarter                               15.50         14.63          .15          19.00         17.00          .14
Third Quarter                                15.50         14.63          .15          17.63         16.00          .14
Fourth Quarter                               15.50         14.75          .17          16.25         14.50          .15


At December 31, 2000, the Company had 709 shareholders of record.


                                                           2000 Annual Report 37

[GRAPHIC OMITTED] Board of Directors
--------------------------------------------------------------------------------

                                [PHOTO OMITTED]

From l to r: David L. Cox, Ronald L. Ashbaugh, Robert L. Hunter, Bernadette H. Crooks, J. Michael King, George W. Freeman, Brian C. McCarrier Not pictured:
Rodney C. Heeter, John B. Mason, Elizabeth C. Smith

Ronald L. Ashbaugh                    J. Michael King
Retired President                     Senior Partner
Emclaire Financial Corp. and          Lynn, King & Schreffler
Farmers National Bank                 Attorneys at Law

David L. Cox                          John B. Mason
President, Chairman and CEO           H.B. Beels & Sons, Inc.
Emclaire Financial Corp. and
Farmers National Bank

Bernadette H. Crooks                  Brian C. McCarrier
Retired Retailer                      President
Crooks Clothing                       Interstate Pipe and Supply


George W. Freeman                     Elizabeth C. Smith
Freeman's Tree Farm                   Retired Former Owner
                                      The Inn at Oakmont

Rodney C. Heeter
Heeter Lumber, Co.

Robert L. Hunter                      Director Emeritus
Hunter Truck Sales and Service        Dr. Clinton R. Coulter
Hunter Leasing                        Retired Medical Doctor





The above listed persons are members of the Boards of Directors of both the Company and the Bank.


38 Emclaire Financial Corp.

[GRAPHIC OMITTED] Executive Management Team
--------------------------------------------------------------------------------

                                [PHOTO OMITTED]

From l to r: John J. Boczar, Robert W. Foust, Fred S. Port, David L. Cox, Raymond M. Lawton, Scott B. Daum

Executive Officers
------------------

Emclaire Financial Corp.

David L. Cox                  John J. Boczar, CPA
President and                 Secretary/Treasurer
Chief Executive Officer


Farmers National Bank

David L. Cox                  John J. Boczar, CPA         Scott B. Daum
President and                 Vice President -            Vice President -
Chief Executive Officer       Chief Financial Officer     Operations

Robert W. Foust               Raymond M. Lawton           Fred S. Port
Vice President -              Vice President -            Vice President -
Business Development          Credit Administration       Branch Administration


Other Officers
--------------
Edith M. Beckwith             Andrew M. Hogue             Timothy G. Slaugenhoup
Trainer                       Compliance and Security     Manager - Clarion Mall

Frank Calderone               Allan I. Johnson            C. Sue Solida
Manager - DuBois              Manager - Knox              Manager - Brookville

Cindy L. Elder                James W. LeVier             Karen A. Spinetti
Assistant Vice President      Assistant Vice President    Manager - Bon Aire and
Manager - Eau Claire          Manager - Ridgway           East Brady

Richard E. Grejda             Michael J. Meals            David J. Stuber
Assistant Vice President      Manager - Emlenton          Marketing Director
Manager - Clarion

                                                           2000 Annual Report 39

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED] Investor Info
--------------------------------------------------------------------------------

ADDITIONAL FINANCIAL INFORMATION

A copy of Emclaire Financial Corp.'s Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be furnished, free of charge, upon written request to John J. Boczar, Secretary/Treasurer, Drawer D. Emlenton, PA 16373-0046.

The Annual Report and other Company reports are also filed electronically through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which performs automated collection, validation, indexing, acceptance, and fowarding of submission to the Securities and Exchange Commission and is accessible to the public by using the Internet at http://www.sec.gov/edgarhp.htm.

ANNUAL MEETING

The Annual Meeting of Shareholders of Emclaire Financial Corp. will be held at the Clarion Holiday Inn, I-80 and Rt. 66, Clarion, PA on Monday May 14, 2001, at 7:00 p.m.

TRANSFER AGENT

Emclaire Financial Corp.
612 Main Street
P.O. Drawer D
Emlenton, PA 16373
(724) 867-2311

MARKET MAKER INFORMATION

Emclaire Financial Corp. common stock is quoted on the OTC Electronic Bulletin Board under the symbol "EMCF."

The following companies act as market makers

E.E. Powell & Co., Inc.      Ferris, Baker Watts, Inc.     F.J. Morrissey & Co., Inc.          Parker/Hunter, Inc.
1100 Gulf Tower              100 Light Street              1700 Market Street - Suite 1420     600 Grant Street - Suite 3100
Pittsburgh, PA 15219         Baltimore, MD 21202           Philadelphia, PA 19103              Pittsburgh, PA 15219
(800) 289-7865               (800) 638-7411                (215) 563-8500                      (412) 562-8000

Farmers National Bank Branch Locations
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]

Emlenton                     Bon Aire
612 Main St.                 1101 N. Main St. * Suite 1
Emlenton, Pa. 16373          Butler, Pa. 16003
(724) 867-2311               (724) 283-4666

Brookville                   Clarion - Downtown         Clarion Mall
263 Main St.                 6th & Wood St.             Room 400 * RD3
Brookville, Pa. 15825        Clarion, Pa. 16214         Clarion, Pa. 16214
(814) 849-8363               (814) 226-7523             (814) 226-7488

DuBois                       East Brady                 Eau Claire
861 Beaver Dr.               323 Kellys Way             207 S. Washington St.
DuBois, Pa. 15801            East Brady, Pa. 16028      Eau Claire, Pa. 16030
(814) 371-2166               (724) 526-5793             (724) 791-2591

Knox 338                     Knox - Main Street         Ridgway
Route 338 South              Main & State St.           173 Main St.
Knox, Pa. 16232              Knox, Pa. 16232            Ridgway, Pa. 15853
(814) 797-2200               (814) 797-1136             (814) 773-3195