Form 10KSB, Exhibit 13
period 2001-12-31
EMCLAIRE FINANCIAL CORP
filed 2002-03-26
CIK 858800

EXHIBIT 13
    Annual Report to Stockholders for the fiscal year ended December 31, 2001


EMCLAIRE FINANCIAL CORP.

2001

A N N U A L
R E P O R T

Table of Contents

       Consolidated Financial Highlights......................................1
       Chairman's Letter......................................................2
       Customer Service...a Farmers Tradition.................................3
       Selected Consolidated Financial Data...................................5
       Management's Discussion and Analysis of
                Financial Condition and Results of Operations.................6
       Consolidated Financial Statements.....................................21
       Notes to Consolidated Financial Statements............................25
       Independent Accountant's Report.......................................41
       Stock and Dividend Information........................................42
       Corporate Information.................................................43
       Board of Directors and Officers.......................................44
       Office Locations and Branch Managers...................Inside Back Cover

Corporate Profile

       Emclaire Financial Corp. (OTCBB: EMCF), a publicly traded Pennsylvania corporation and bank holding company, provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton.

       The Farmers National Bank of Emlenton is an FDIC-insured national banking association, which conducts business through ten offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. To complement retail operations conducted through its bank offices, the Corporation also invests in U.S. Government, municipal, mortgage-backed and corporate marketable securities primarily through its subsidiary bank.


Farmers National Bank of Emlenton Branch Network


                  [Insert Map of Branches with Addresses Here]


Consolidated Financial Highlights
-----------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                     As of or for the
                                                                 year ended December 31,
                                                                 2001                2000 (1)          Change
                                                            ---------------      --------------      ------------

           Total assets                                           $216,717            $194,165             12%

           Loans receivable, net                                   160,540             150,332              7%

           Total deposits                                          189,470             171,125             11%

           Stockholders' equity                                     21,111              20,045              5%

           Net interest income                                       8,492               8,570             (1%)

           Net income                                                1,705               1,823             (6%)

           Stockholders' equity per share                            15.84               15.04              5%

           Cash dividends per share                                   0.70                0.62             13%

           Net income per share                                       1.28                1.35             (5%)

           Return on average assets                                  0.84%               0.94%            (11%)

           Return on average stockholders' equity                    8.35%               8.77%             (5%)


(1)  Results of operations and ratios for 2000 exclude special charges  totaling
     $2.0 million ($1.8 million after applicable income tax benefit). These non-recurring charges included the write-down of intangible assets assessed as impaired of $1.6 million and a decline in the value of a marketable security determined to be other than temporary of $448,000.


--------------------------------------------------------------------------------

                                [OBJECT OMITTED]

Chairman's Letter
--------------------------------------------------------------------------------

Dear Stockholders and Friends:


In 2001, Farmers National Bank of Emlenton, the wholly owned subsidiary of Emclaire Financial Corp., continued to strive to be the number one community bank in western Pennsylvania. We involved all of our employees with training and emphasis on our vision. We continued to monitor our progress in customer service initiatives with mystery shoppers that rated our employees on their friendly and professional service. We found that our employees are above the competition and also identified areas to improve on the type of services we offer.

The quality of our staff is apparent in the overall growth that we experienced in 2001. Total assets increased $22.6 million or 11.6% for the year to $216.7 million. Total loans increased $10.2 million or 6.8% for the year to $160.5 million, and total customer deposits increased $18.3 million or 10.7% for the year to $189.5 million at December 31, 2001. Stockholders' equity increased $1.1 million or 5.3% to $21.1 million.

We reported consolidated net income for the year ending December 31, 2001, of $1.7 million or $1.28 per share, as compared to net income of $4,000 for 2000. Results for 2000 included non-recurring charges in the fourth quarter for the write down of intangible assets identified as impaired and an investment security of $1.6 million and $448,000 respectively. Exclusive of these charges, our net income for 2000 would have been $1.8 million or $1.35 per share. The slight decrease in core earnings between 2000 and 2001 was an indication of the aggressive reductions in short-term interest rates initiated by the Board of Governors of the Federal Reserve during 2001. Loans re-priced at a faster rate than deposits; however, this trend is not expected to continue during 2002, due to the current low rate environment.

During 2001, we initiated programs to enhance financial performance, which included the review of the current branch office system and administrative support functions. This review should result in identifying opportunities to reduce operating costs, thus enhancing earnings without adversely impacting customer service. During the fourth quarter of 2001, we successfully consolidated our two branch offices in Knox, improving customer service and reducing costs in that market. We plan to continue initiatives developed by senior management and the Board of Directors to position the Corporation for improved financial performance in the future.

In March 2002, we finalized our Dividend Reinvestment Plan (DRIP) that will allow shareholders to buy additional shares of Emclaire common stock automatically from dividends paid. We positioned ourselves for the DRIP last year by designating Illinois Stock Transfer the transfer agent for the Corporation. Information for the DRIP will be mailed to shareholders during April 2002.

Under the direction of the Board of Directors, we continue to strive to make Farmers National Bank the premiere bank in western Pennsylvania. It is the hard work and dedication of our employees, combined with the loyalty of our customers, which will make us successful in the future. We appreciate the support and confidence all the shareholders have shown our community bank and our success in the future will be measured by our customers' and our shareholders' satisfaction.

Very truly yours,

/s/ David L. Cox

David L. Cox
Chairman of the Board,
President and Chief Executive Officer                              March 8, 2002

Customer Service...a Farmers Tradition
--------------------------------------------------------------------------------

         What do donuts, hot dogs, bagels, toasters and telephones have in common? At Farmers National Bank, these items were used to improve customer service and introduce new products in 2001 and 2002.
         Farmers' vision is to become the number one choice for community banking in western Pennsylvania. To communicate our goals, we had an employee kickoff night in March. We outlined our vision to build on 100 years of success. A second employee meeting was held in June to reinforce the goals and objectives of the organization.
         Throughout the year, we reviewed all service levels in the organization. The management team instituted training seminars for employees and enhanced communication corporate-wide. Dave Cox, president and CEO, met with groups of employees in his "Donuts with Dave" meetings. In these sessions, employees shared suggestions on how to improve customer service, as well as internal operations of the bank.
         In an effort to connect with local communities, senior management visited community branches during special promotions, such as hot dog and bagel bashes. These branch events helped to build company morale and reinforce our position as a community bank.
         As part of our service philosophy, Farmers increased its product mix by introducing the Maximum Yield Money Market account, telephone banking and a business debit card.
         A free toaster was offered with the Maximum Yield Money Market account. The results of this fun promotion were overwhelming with more than 200 accounts opened in eight weeks.
         Our telephone banking product, "Teller-Fone," was introduced in the summer of 2001. This 24-hour automated banking system allows customers to conveniently transfer funds and obtain information about their checking, savings, certificates of deposit and loan accounts by using a touch-tone phone.

         Farmers is strengthening its focus on the financial needs of small businesses in the communities we serve. As a result, we have designed a framework built around specialized commercial lenders and credit administration personnel to effectively provide commercial lending tailored to clients' business needs.
         In early 2002, Farmers launched a business debit card. This card offers the same features as a personal debit card, but is designed for businesses. This launch is another way Farmers is bringing convenient banking to the business community.
         On the branch side, Farmers held business mixers in the Ridgway and Brookville markets. These were conducted to reinforce our business commitment within these communities. With the success of the mixers, they will be expanded in other Farmers National Bank markets in 2002.
         To help increase our customer awareness in our newer markets of DuBois, Brookville and Ridgway, a direct mail piece was sent to potential customers in the surrounding areas. The mailing also gave potential customers the opportunity to visit the office and register for prizes, including a chance to win a new car. This campaign generated awareness and a substantial increase in lobby traffic. While no one brought in the winning number for the car, the bank enjoyed winning numbers in deposits, new accounts and customer goodwill.
         Farmers also consolidated the two Knox offices into a newly remodeled office in Toms Riverside Market. This remodeling included an expansion of the lobby and drive-thru facilities to better serve our customers.
         Projects planned for 2002 include introducing Internet Banking, completing the expanded drive-thru facility at the Butler office and continued staff training.
         Recognizing that quality of service is an ongoing process, Farmers will strive to improve services and products. Serving this area from this area is more than a slogan; it's the way we do business.


Selected Consolidated Financial Data
------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                        -------------------------------------------------------------------
                                                                                As of December 31,
Financial Condition Data                                   2001          2000          1999        1998(4)        1997
------------------------                                -------------------------------------------------------------------
     Total assets                                         $ 216,717     $ 194,165    $ 192,004     $ 192,132     $ 133,956
     Securities                                              38,755        26,688       34,838        31,421        37,587
     Loans receivable, net                                  160,540       150,332      138,089       132,913        85,270
     Deposits                                               189,470       171,125      168,425       169,870       117,655
     Borrowed funds                                           5,000         2,000        2,000         2,000         2,200
     Stockholders' equity                                    21,111        20,045       20,804        21,101        13,498
     Stockholders' equity per common share                   $15.84        $15.04       $15.11        $15.12        $12.48
     Tangible stockholders' equity per common share          $14.54        $13.53       $12.87        $12.81        $11.85

                                                        -------------------------------------------------------------------
                                                                         For the year ended December 31,
Operations Data                                            2001            2000(1)     1999        1998(4)        1997
---------------
                                                        -------------------------------------------------------------------

     Interest income                                       $ 14,589      $ 14,402     $ 13,652      $ 11,343       $ 9,523
     Interest expense                                         6,097         5,832        5,647         4,669         3,727
                                                        ------------  ------------  -----------  ------------  ------------
     Net interest income                                      8,492         8,570        8,005         6,674         5,796
     Provision for loan losses                                  154           209          162           200           220
                                                        ------------  ------------  -----------  ------------  ------------
     Net interest income after provision for loan losses      8,338         8,361        7,843         6,474         5,576
     Noninterest income                                       1,339         1,187          860           793           596
     Noninterest expense                                      7,254         8,977        6,167         5,354         4,382
                                                        ------------  ------------  -----------  ------------  ------------
     Net income before income taxes                           2,423           571        2,536         1,913         1,790
     Provision for income taxes                                 718           567          782           590           546
                                                        ------------  ------------  -----------  ------------  ------------

     Net income                                             $ 1,705           $ 4      $ 1,754       $ 1,323       $ 1,244
                                                        ============  ============  ===========  ============  ============

        Average common shares outstanding (3)             1,332,835     1,348,210    1,394,473     1,186,540     1,081,453
        Net income per common share (3)                       $1.28         $0.00        $1.26         $1.12         $1.15
        Dividends per share (3)                               $0.70         $0.62        $0.57         $0.50         $0.44

                                                        -------------------------------------------------------------------
                                                                     As of or for the year ended December 31,
Other Data                                                 2001            2000(1)     1999        1998(4)        1997
----------
                                                        -------------------------------------------------------------------

     Performance Ratios
        Return on average assets                              0.84%             -        0.90%         0.85%         0.96%
        Return on average equity                              8.35%         0.02%        8.27%         8.08%         9.57%
        Yield on interest-earning assets (2)                  7.69%         8.04%        7.70%         7.94%         7.95%
        Cost of interest-bearing liabilities                  3.99%         4.06%        3.89%         4.02%         3.83%
        Cost of funds                                         3.35%         3.38%        3.29%         3.36%         3.19%
        Interest rate spread (2)                              3.70%         3.98%        3.81%         3.92%         4.12%
        Net interest margin (2)                               4.52%         4.83%        4.56%         4.71%         4.87%
        Efficiency ratio (2)                                 69.58%        86.99%       64.01%        65.63%        62.72%
        Noninterest expense to average assets                 3.56%         4.62%        3.18%         3.43%         3.36%
        Interest-earning assets to average assets            94.42%        93.39%       92.71%        92.56%        93.10%
        Loans to deposits                                    84.73%        87.85%       81.99%        78.24%        72.47%
        Dividend payout ratio (3)                            54.72%             -       45.24%        44.64%        38.26%
     Asset Quality Ratios
        Non-performing loans to total loans                   0.78%         0.59%        0.50%         0.98%         1.15%
        Non-performing assets to total assets                 0.58%         0.48%        0.42%         0.72%         0.74%
        Allowance for loan losses to total loans              0.90%         0.96%        0.98%         1.00%         1.01%
        Allowance for loan losses to non-performing loans   117.59%       162.22%      195.31%       102.06%        88.19%
     Capital Ratios
        Stockholders' equity to assets                        9.74%        10.32%       10.84%        10.98%        10.08%
        Tangible stockholders' equity to tangible assets      9.01%         9.38%        9.38%         9.47%         9.62%
        Average equity to average assets                     10.02%        10.71%       10.94%        10.50%         9.98%

(1) Exclusive of the $2.0 million ($1.8 million net of applicable income tax benefits) non-recurring charges for the write-down of an intangible asset assessed as impaired of $1.6 million and a decline in the value of a marketable security determined to be other than temporary of $448,000, net income, noninterest expense, return on average assets, return on average equity, noninterest expense to average assets, and efficiency ratio would have been $1.8 million, $6.5 million, 0.94%, 8.77%, 3.36% and 65.32%, respectively, for the year ended December 31, 2000.

(2)  Interest income utilized in calculation is on a fully tax equivalent basis.

(3)  Adjusted for a 5% stock dividend in 1997.

(4)  In  August  1998  the  Corporation   acquired  Peoples  Savings   Financial
     Corporation.


Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview

Emclaire Financial Corp. (the Corporation) is a Pennsylvania corporation and bank holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton (the Bank).

The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits. The Bank operates through a network of ten offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. The Corporation and the Bank are headquartered in Emlenton, Pennsylvania.

The Bank is subject to examination and comprehensive regulation by the Office of the Comptroller of the Currency (OCC), which is the Bank's chartering authority, and the Federal Deposit Insurance Corporation (FDIC), which insures customer deposits held by the Bank to the full extent provided by law. The Bank is a member of the Federal Reserve Bank of Cleveland (FRB) and the Federal Home Loan Bank of Pittsburgh (FHLB). The Corporation, as a registered bank holding company, is subject to regulation by the Federal Reserve Board.

Forward Looking Statements

Discussions of certain matters in this Annual Report and other related year end documents may constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as "believe", "plan", "expect", "intend", "anticipate", "estimate", "project", "forecast", "may increase", "may fluctuate", "may improve" and similar expressions of future or conditional verbs such as "will", "should", "would", and "could". These forward-looking statements relate to, among other things, expectations of the business environment in which the Corporation operates, projections of future performance, potential future credit experience, perceived opportunities in the market, and statements regarding the Corporation's mission and vision. The Corporation's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. These factors include, but are not limited to, changes in interest rates, general economic conditions, the demand for the Corporation's products and services, accounting principles or guidelines, legislative and regulatory changes, monetary and fiscal policies of the US Government, US Treasury, and Federal Reserve, real estate markets, competition in the financial services industry, attracting and retaining key personnel, performance of new employees, regulatory actions, changes in and utilization of new technologies, and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission (SEC) from time to time, including the Quarterly Reports on Form 10-QSB. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Changes in Financial Condition

General. The Corporation's total assets increased $22.6 million or 11.6% to $216.7 million at December 31, 2001 from $194.2 million at December 31, 2000. This increase was primarily due to increases in cash and equivalents of $647,000, securities (both available for sale and held to maturity) of $12.1 million, and loans receivable of $10.2 million. Partially offsetting the net increase in assets was a decrease in all other asset categories of $370,000.

The increase in the Corporation's total assets reflected corresponding increases in total liabilities of $21.5 million or 12.3% to $195.6 million at December 31, 2001 from $174.1 million at December 31, 2000 and total stockholders' equity of $1.1 million or 5.3% to $21.1 million at December 31, 2001 from $20.0 million at December 31, 2000. The increase in total liabilities was primarily due to increases in deposits of $18.3 million and borrowed funds of $3.0 million, and increases in all other liabilities combined of $141,000.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold increased a combined $647,000 or 7.6% to $9.2 million at December 31, 2001 from $8.5 million at December 31, 2000. These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer deposit withdrawals, new loan originations or other loan fundings, security purchases, repayments of borrowed funds and cash dividends to stockholders.

Securities. Securities increased $12.1 million or 45.2% to $38.8 million at December 31, 2001 from $26.7 million at December 31, 2000. This net increase resulted from security purchases totaling $19.6 million, comprised of purchases of US Government agency, municipal and corporate securities of $3.0 million, $6.2 million, and $10.4 million, respectively, during 2001. Partially offsetting the net increase in securities were security maturities and calls totaling $7.8 million, comprised of US Government agency, municipal and corporate securities of $1.3 million, $1.2 million and $5.3 million, respectively, during 2001. Also contributing to the change in securities for the year was an increase in the unrealized gain on securities available for sale and the amortization of security premiums, net. The overall increase in securities for the year resulted from management deploying funds obtained through deposit growth as well as borrowed funds, that outpaced loan production into marketable securities within targeted maturity terms and where optimal yields could be realized.

Loans receivable. Net loans receivable increased $10.2 million or 6.8% to $160.5 million at December 31, 2001 from $150.3 million at December 31, 2000. This increase can be attributed to internal growth within the Corporation's loan portfolios. Mortgage loans increased $9.8 million or 8.4% and other loans increased $412,000 or 1.2%. Partially offsetting the net increase in loans receivable was a slight increase in the Corporation's allowance for loan losses to $1.5 million at December 31, 2001. The growth of the Corporation's loan portfolio during the year primarily resulted from the development of new consumer loan products and increased sales efforts in the Bank's branch network, as well as increased market demand.

During the year the Corporation experienced significant refinancing activity in its real estate loan portfolios as a result of the decline in market interest rates. This refinancing activity is expected to stabilize as market rates reach lows or trend higher.

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets increased $352,000 or 37.7% to $1.3 million or 0.59% of total assets at December 31, 2001 from $933,000 or 0.48% of total assets at December 31, 2000. Non-performing assets consisted of non-performing loans and REO of $1.3 million and $20,000, respectively, at December 31, 2001 and $900,000 and $33,000, respectively, at December 31, 2000.

Federal bank stocks. Federal bank stocks were comprised of FHLB stock and FRB stock of $333,000 and $928,000, respectively, at December 31, 2001. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.

Premises and equipment. Premises and equipment increased $55,000 or 1.7% to $3.4 million at December 31, 2001 from $3.3 million at December 31, 2000. The net increase resulted from capital expenditures of $487,000, primarily for branch office improvements and data processing equipment upgrades, partially offset by normal depreciation of fixed assets of $432,000.

Intangible assets. Intangible assets decreased $276,000 or 13.7% to $1.7 million at December 31, 2001 from $2.0 million at December 31, 2000 as a result of normal amortization of intangible assets during the year. At December 31, 2001, intangible assets were comprised of core deposit intangibles and goodwill of $799,000 and $938,000, respectively. For 2001, amortization expense of core deposit intangibles and goodwill was $196,000 and $80,000, respectively.

Effective January 1, 2002, new rules will impact the accounting for intangible assets, particularly goodwill, from an amortization method to an impairment-only approach. See "Recent Accounting and Regulatory Pronouncements" later in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for an overview of these accounting rules and their impact on the Corporation's financial statements.

Deposits. Total deposits increased $18.3 million or 10.7% to $189.5 million at December 31, 2001 from $171.1 million at December 31, 2000. The increase in customer deposits can be attributed to internal growth within the Corporation's branch network. For the year, noninterest-bearing demand, interest-bearing demand and time deposits increased $2.0 million or 7.3%, $9.1 million or 15.1% and $7.2 million or 8.6%, respectively. This increase in customer deposits can be attributed to the development of new deposit products and services, including a new money market product, and enhanced sales efforts in the Bank's branch offices. Also contributing to the increase in deposits was a shift of customer funds from mutual funds and other equity investments to FDIC insured bank deposit products. This shift resulted from the national economic downturn and overall weaker stock market performance experienced during 2001.

Borrowed funds. Borrowed funds, or advances from the FHLB, increased $3.0 million to $5.0 million at December 31, 2001 from $2.0 million at December 31, 2000. The increase in advances was the result of management's matching long term borrowed funds with municipal investment securities with similar maturity terms to obtain an acceptable spread.

Stockholders' equity. Stockholders' equity increased by $1.1 million or 5.3% to $21.1 million at December 31, 2001 from $20.0 million at December 31, 2000. This increase was the result of net income for 2001 of $1.7 million and an increase in other accumulated comprehensive income, representing the change in net unrealized gain on securities available for sale, of $292,000, partially offset by dividends paid to stockholders of $931,000 during the year.

Changes in Results of Operations

General. The Corporation reported net income of $1.7 million, $4,000 and $1.8 million in 2001, 2000 and 1999, respectively.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis.


------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                         Year ended December 31,

                                              2001                         2000                          1999
                              ------------------------------------------------------------------------------------------------------
                                 Average              Yield /    Average              Yield /    Average              Yield /
                                 Balance    Interest   Rate      Balance    Interest   Rate      Balance    Interest   Rate
------------------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
    Loans receivable            $155,769     $12,668    8.13%   $148,482    $12,481    8.41%    $134,850    $11,122    8.25%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
    Securities, taxable           19,871       1,202    6.05%     24,122      1,515    6.28%      27,904      1,748    6.26%
    Securities, tax exempt         8,157         565    6.93%      7,089        480    6.77%       5,905        409    6.93%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
                                  28,028       1,767    6.30%     31,211      1,995    6.39%      33,809      2,157    6.38%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
    Interest-earning cash
      equivalents                  7,296         272    3.73%        766         46    6.01%      10,223        506    4.95%
    Federal bank stocks            1,255          80    6.37%      1,130         77    6.81%         926         61    6.59%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
                                   8,551         352    4.12%      1,896        123    6.49%      11,149        567    5.09%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
    Total interest-earning
      assets                     192,348      14,787    7.69%    181,589     14,599    8.04%     179,808     13,846    7.70%

    Cash and due from banks        6,168                           6,136                           5,977
    Other noninterest-earning
      assets                       5,205                           6,707                           8,154
                              ----------                       ---------                      ----------

        Total assets            $203,721     $14,787    7.26%   $194,432    $14,599    7.51%    $193,939    $13,846    7.14%
                              ==========   =========  ======   =========  =========  =======  ==========  ========= ========

Interest-bearing liabilities:
    Interest-bearing demand
      deposits                   $65,595     $ 1,312    2.00%    $65,393    $ 1,523    2.33%     $65,790    $ 1,511    2.30%
    Time deposits                 85,696       4,714    5.50%     75,160      4,110    5.47%      77,359      4,022    5.20%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
                                 151,291       6,026    3.98%    140,553      5,633    4.01%     143,149      5,533    3.87%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------

    Borrowed funds                 1,370          71    5.18%      3,122        199    6.37%       2,028        114    5.62%
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------

    Total interest-bearing
      liabilities                152,661       6,097    3.99%    143,675      5,832    4.06%     145,177      5,647    3.89%
    Noninterest-bearing demand
      deposits                    29,411           -       -      29,041          -       -       26,601          -       -
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------

    Funding and cost of funds    182,072       6,097    3.35%    172,716      5,832    3.38%     171,778      5,647    3.29%

    Other noninterest-bearing
      liabilities                  1,232                             925                             944
                              ----------                       ---------                      ----------
        Total liabilities        183,304                         173,641                         172,722
        Stockholders' equity      20,417                          20,791                          21,217
                              ----------   ---------  ------   ---------  ---------  -------  ----------  ---------  -------
        Total liabilities and
          equity                $203,721     $ 6,097    3.35%   $194,432    $ 5,832    3.38%    $193,939    $ 5,647    3.29%
                              ==========   =========  ======   =========  =========  =======  ==========  ========= ========

Net interest income                          $ 8,690                        $ 8,767                         $ 8,199
                                           =========                      =========                       =========

Interest rate spread (difference between
    weighted average rate on interest-earning
    assets and interest-bearing liabilities)            3.70%                          3.98%                           3.81%
                                                      ======                         =======                        ========

Net interest margin (net interest
    income as a percentage of average
    interest-earning assets)                            4.52%                          4.83%                           4.56%
                                                      ======                         =======                        ========
------------------------------------------------------------------------------------------------------------------------------------

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (1) changes in volume of interest-earning assets and interest-bearing liabilities and (2) changes in yields and rates. The table reflects the extent to which changes in the Corporation's interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on loans and securities reflect the changes in interest income on a fully tax equivalent basis.


 (In thousands)                                  2001 versus 2000              2000 versus 1999
                                           Increase (decrease) due to     Increase (decrease) due to
                                         -------------------------------------------------------------
                                           Volume     Rate      Total     Volume     Rate     Total
------------------------------------------------------------------------------------------------------
 Interest income:
    Loans                                   $ 601    $ (414)     $ 187   $ 1,142      $ 217   $ 1,359
    Securities                               (201)      (27)      (228)     (166)         4      (162)
    Interest-earning cash equivalents         250       (24)       226      (549)        89      (460)
    Federal bank stocks                         8        (5)         3        14          2        16
                                         ---------  --------  ---------  --------  --------- ---------

    Total interest-earning assets             658      (470)       188       441        312       753
                                         ---------  --------  ---------  --------  --------- ---------

 Interest expense:
    Deposits                                  428       (35)       393      (102)       202       100
    Borrowed funds                            (96)      (32)      (128)       68         17        85
                                         ---------  --------  ---------  --------  --------- ---------

    Total interest-bearing liabilities        332       (67)       265       (34)       219       185
                                         ---------  --------  ---------  --------  --------- ---------

 Net interest income                        $ 326    $ (403)     $ (77)    $ 475       $ 93     $ 568
                                         =========  ========  =========  ========  ========= =========
------------------------------------------------------------------------------------------------------


2001 Results Compared to 2000 Results

General. The Corporation reported net income of $1.7 million and $4,000 for 2001 and 2000, respectively. The $1.7 million increase in net income between 2001 and 2000, can primarily be attributed to charges taken in the fourth quarter of 2000 totaling $2.0 million ($1.8 million net of applicable income tax benefit). These charges included the write down of intangible assets assessed as permanently impaired of $1.6 million and a decline in the value of a marketable security determined to be other than temporary of $448,000.

During the fourth quarter of 2000, as part of a regular assessment of the value of intangible assets related to branch offices that were purchased as part of a stock acquisition in 1998, the Corporation recorded a write-down of $1.6 million. The decision to revalue these intangible assets was based on several factors including, necessary capital improvements, unanticipated personnel changes and weaker than expected deposit growth associated with these offices. A combination of these and other factors resulted in the decision to adjust the value of the intangible assets and shorten the periods over which the remaining balances would be amortized.

During the fourth quarter of 2000, a non-recurring charge of $448,000 was recorded to recognize a decline in the value of a marketable equity security investment in another financial institution that was determined to be other than temporary. In assessing the operations and financial performance of the issuing entity, no weaknesses or adverse trends were noted. However, due to the general decline in the value of financial sector securities, management's determination, at that time, was that this decline would not be recovered in the foreseeable future. This investment had a cost and market value of $1.5 million and $959,000, respectively, at December 31, 2000, near the time of the write-down charge. At December 31, 2001, the market value of this investment was $1.3 million.

Exclusive of these charges, net income would have been $1.8 million for 2000, and would have decreased $118,000 or 6.5% to $1.7 million for 2001 on an adjusted basis. The decrease in net income, excluding consideration of the nonrecurring charges, can be attributed to a decrease in net interest income of $78,000 and an increase in noninterest expenses of $324,000, partially offset by an increase in noninterest income of $152,000 and decreases in the provisions for loan losses and income taxes of $55,000 and $77,000, respectively.

During 2001, the Corporation and the nation have experienced a historically dramatic drop in national market interest rates with the federal funds discount rate decreasing 375 basis points to 1.75% in December 2001 from 5.50% in January 2001. Over the same period, the national prime-lending rate has declined similarly from 9.50% to 4.75%.

As outlined in detail below, this declining rate environment has resulted in a significant repricing of the Corporation's loan products, reducing the yield of the Corporation's interest-earning assets as new loan production and refinancing of existing loans during 2001 has resulted in lower yielding loan assets. Because the Corporation's time deposit products don't afford a call feature, the cost of funds during 2001, did not decrease as quickly as the yield on interest-earning assets, however, such repricing of deposits is expected to approach that of interest-earning assets, particularly as the current lower interest rate environment continues. The Corporation continues to evaluate the pricing of interest-bearing demand deposits (checking, savings and money market products) in light of the current rate environment and will adjust pricing to reflect current market conditions. Specifically, the Corporation expects to see a decrease in the cost of time deposits as approximately $50.5 million of these deposits are expected to mature and reprice within the next year. The Corporation does not expect a significant decrease in deposit balances as this repricing occurs. And the repricing of these time deposits could result in a lower cost of funds and a more stabilized or higher interest rate spread especially if the current lower rate environment persists.

Net interest income. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities, and changes in the level of interest rates. Tax equivalent net interest income decreased $77,000 or approximately 1.0% to $8.7 million for 2001, compared to $8.8 million for 2000. This decrease in net interest income can be attributed to an increase in interest expense of $265,000, partially offset by an increase in interest income of $188,000.

Interest income. Tax equivalent interest income increased $188,000 or 1.3% to $14.8 million for 2001, compared to $14.6 million for 2000. This increase in interest income can be attributed to increases in interest earned on loans receivable, interest-earning cash equivalents and federal bank stocks of $187,000, $226,000 and $3,000, respectively, partially offset by a decrease in interest earned on securities of $228,000.

Tax equivalent interest earned on loans receivable increased $187,000 or 1.5% to $12.7 million for 2001, compared to $12.5 million for 2000. This increase was primarily attributable to an increase in the average balance of loans outstanding of $7.3 million or 4.9% to $155.8 million for 2001 compared to $148.5 million for 2000. Partially offsetting this volume increase was a decline in the yield on loans to 8.13% for 2001, compared to 8.41% for 2000. As noted previously, the increase in average loans receivable can be attributed to the development of certain new consumer loan products and increased sales efforts in the Bank's branch network, as well as increased market demand. The 30 basis point decline in the yield on loans can be directly attributed to the decline in national market interest rates noted above and the corresponding effect of this decline on the Corporation's variable rate loans, mortgage refinancings and lower attainable yields on new loan originations.

Tax equivalent interest earned on securities decreased $228,000 or 11.4% to $1.8 million for 2001, compared to $2.0 million for 2000. This decrease was attributable to a decrease in the average balance of securities of $3.2 million or 10.2% to $28.0 million for 2001, compared to $31.2 million for 2000. Also contributing to the decrease in interest earned on securities was a slight decline in the yield on securities to 6.30% for 2001, compared to 6.39% for 2000.

Interest earned on cash equivalents increased $226,000 to $272,000 for 2001, compared to $46,000 for 2000 as the average balance increased $6.5 million to $7.3 million for 2001, compared to $766,000 for 2000. The yield on interest-earning cash equivalents decreased 228 basis points, as a direct result of the aforementioned decline in the federal funds rate, to 3.73% for 2001, compared to 6.01% for 2000.

The net increase in the combined average balances of securities and interest-earning cash equivalents between 2001 and 2000 resulted from increases in funding through deposit growth and borrowed fund balances during 2001. Funds not utilized in loan growth were invested accordingly in earning cash and securities. During the fourth quarter of 2001, the Corporation reallocated significant funds from cash to securities, and at December 31, 2001 interest-earning cash equivalents and securities totaled $2.0 million and $38.8 million, respectively.

Income from federal bank stocks and related average balances and yields remained relatively consistent at $80,000, $1.3 million and 6.37%, respectively, for 2001, compared to $77,000, $1.1 million and 6.81%, respectively, for 2000.

Interest expense. Interest expense increased $265,000 or 4.5% to $6.1 million for 2001, compared to $5.8 million for 2000. This increase in interest expense can be attributed to increases in interest incurred on deposits of $393,000, partially offset by a decrease in interest incurred on borrowed funds of $128,000.

Interest incurred on deposits increased $393,000 or 7.0% to $6.0 million for 2001, compared to $5.6 million for 2000. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $10.7 million or 7.6% to $151.3 million for 2001, compared to $140.6 million for 2000. Partially offsetting the increase in interest incurred on interest-bearing deposits was a decrease in the cost of deposits to 3.98% for 2001, compared to 4.01% for 2000. As noted previously, this increase in average deposits can be attributed to the development of new deposit products and services, and enhanced sales efforts in the Bank's branch offices. Also contributing to the increase in deposits is the shift of customer funds from mutual funds and other equity investments to FDIC insured bank deposit products as the result of the national economic downturn and overall weaker stock market performance experienced during 2001.

Interest incurred on borrowed funds decreased $128,000 to $ 71,000 for 2001, compared to $199,000 for 2000. This decrease was attributable to a decrease in the average balance of borrowings of $1.8 million to $1.4 million for 2001, compared to $3.1 million for 2000. Also contributing to the decrease in interest incurred on borrowings was a decrease in the cost of these funds to 5.18% for 2001, compared to 6.37% for 2000.

Provision for loan losses. The Corporation records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover potential losses inherent in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Corporation originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses decreased $55,000 or 26.3% to $154,000 for 2001, compared to $209,000 for 2000. The Corporation's allowance for loan losses amounted to $1.5 million or 0.90% of the Corporation's total loan portfolio at December 31, 2001, compared to $1.5 million or 0.96% at December 31, 2000. The allowance for loan losses as a percentage of non-performing loans at December 31, 2001 and 2000 was 114.9% and 162.22%, respectively.

Noninterest income. Noninterest income, comprised primarily of fees on depository accounts, general transactional and service fees, certain loan transaction fees and other miscellaneous income, increased $152,000 or 12.8% to $1.3 million for 2001, compared to $1.2 million for 2000. This increase in noninterest income is primarily attributed to increased transactional activity associated with the growth of the deposit and loan portfolios during 2001.

Noninterest expense. Noninterest expense, exclusive of the aforementioned fourth quarter 2000 nonrecurring charges for intangible impairment and the investment security write-down of $1.6 million and $448,000, respectively, increased $324,000 or 4.3% to $7.3 million for 2001, compared to $6.9 million for 2000. This increase in noninterest expense can be attributed to increases in compensation and employee benefits, premises and equipment and other expenses of $270,000, $64,000 and $32,000, respectively. Partially offsetting the overall increase in noninterest expense were decreases in intangible amortization of $42,000.

Compensation and employee benefits expense increased $270,000 or 7.5% to $3.9 million for 2001, compared to $3.6 million for 2000. This increase can be attributed to annual salary increases, an increase in the average number of full-time equivalent employees between 2001 and 2000 and a corresponding increase in employee benefit costs. Partially offsetting these cost increases was an expected decrease in temporary employee costs between the two years.

Premises and occupancy expense increased $64,000 or 6.2% to $1.1 million for 2001, compared to $1.0 million for 2000. This increase can be attributed to increased depreciation and amortization, rent, real estate tax, and building maintenance expenses associated with the upgrade of the Bank's branch office facilities over the past two years.

Intangible amortization expense decreased $42,000 or 13.2% to $276,000 for 2001, compared to $318,000 for 2000. This decrease can be directly attributed to the intangible impairment charge recognized during 2000; the charge reduced intangible assets and corresponding amortization expense. The Corporation expects amortization expense to decrease in 2002 - see "Recent Accounting and Regulatory Pronouncements" for a discussion of new intangible asset and amortization accounting rules.

Other expenses, exclusive of the aforementioned fourth quarter 2000 charges, increased slightly by $32,000 or 1.6% to remain relatively stable at approximately $2.0 million for 2001 and 2000.

Provision for income taxes. The provision for income taxes, exclusive of consideration of the impact of the fourth quarter 2000 charges, decreased $77,000 or 9.7% to $718,000 for 2001, compared to $795,000 for 2000. This decrease was primarily the result of a decrease in pre-tax income between the two years. The Corporation's effective income tax rate remained relatively consistent between 2001 and 2000 at approximately 30%.

2000 Results Compared to 1999 Results

General. The Corporation reported net income of $4,000 and $1.8 million for 2000 and 1999, respectively. The $1.8 million decrease in net income between 2000 and 1999, can primarily be attributed to the aforementioned 2000 nonrecurring charges of $2.0 million ($1.8 million after tax). Exclusive of the charges, net income would have increased $69,000 or 3.9% between 2000 and 1999. This increase in net income can be attributed to an increase in net interest income and noninterest income of $565,000 and $327,000, respectively, partially offset by an increase in the provision for loans losses, noninterest expense and the provision for income taxes of $47,000, $763,000 and $13,000, respectively.

Net interest income. Tax equivalent net interest income increased $568,000 or 6.9% to $8.8 million for 2000, compared to $8.2 million for 1999. This increase in net interest income can be attributed to an increase in interest income of $753,000, partially offset by an increase in interest expense of $185,000.

Interest income. Tax equivalent interest income increased $753,000 or 5.4% to $14.6 million for 2000, compared to $13.8 million for 1999. This increase in interest income can be attributed to increases in interest earned on loans receivable and federal bank stock of $1.4 million and $16,000, respectively, partially offset by decreases in interest earned on securities, and interest-earning cash equivalents of $162,000 and $460,000, respectively.

Interest earned on loans receivable increased $1.4 million or 12.2% to $12.5 million for 2000, compared to $11.1 million for 1999. This increase was primarily attributable to an increase in the average balance of loans outstanding of $13.6 million or 10.1% to $148.5 million for 2000 compared to $134.9 million for 1999. Complementing this volume increase, was an increase in the yield on loans to 8.41% for 2000, compared to 8.25% for 1999.

Interest earned on securities decreased $162,000 or 7.5% to $2.0 million for 2000, compared to $2.2 million for 1999. This decrease can be attributed to a decrease in the average balance of securities of $2.6 million or 7.7% to $31.2 million for 2000, compared to $33.8 million for 1999. The yield on securities remained relatively consistent at 6.39% and 6.38% for 2000 and 1999, respectively.

Interest earned on cash equivalents decreased $460,000 to $46,000 for 2000, compared to $506,000 for 1999 as the average balance of interest-earning cash equivalents declined by $9.5 million to $766,000 for 2000, compared to $10.2 million for 1999.

Interest earned on federal bank stocks increased $16,000 or 26.2% to $77,000 for 2000, compared to $61,000 for 1999 due to increases in average balance and yield.

Interest expense. Interest expense increased $185,000 or 3.3% to $5.8 million for 2000, compared to $5.6 million for 1999. This increase in interest expense can be attributed to increases in interest incurred on deposits and borrowed funds of $100,000 and $85,000, respectively.

Interest incurred on deposits increased $100,000 or 1.8% to $5.6 million for 2000, compared to $5.5 million for 1999. This increase was primarily attributable to an increase in the cost of deposits of 14 basis points to 4.01% for 2000, compared to 3.87% for 1999. Partially offsetting this increase in expense due to rate was a decrease in the average balance of deposits of $2.6 million or 1.8% to $140.6 million for 2000, compared to $143.1 million for 1999.

Interest incurred on borrowed funds increased $85,000 to $199,000 for 2000, compared to $114,000 for 1999. This increase was primarily attributable to an increase in the average balance of borrowed funds of $1.1 million to $3.1 million for 2000, compared to $2.0 million for 1999. Additionally, the cost of borrowed funds increased 75 basis points to 6.37% for 2000, compared to 5.62% for 1999.

Provision for loan losses. The provision for loan losses increased $47,000 or 29.0% to $209,000 for 2000, compared to $162,000 for 1999. This increase can be attributed primarily to loan portfolio growth and the regular assessment of the Corporation's allowance for loan losses.

Noninterest income. Noninterest income increased $327,000 or 38.0% to $1.2 million for 2000, compared to $860,000 for 1999. This increase in noninterest income can be directly attributed to increased transactional activity associated with the growth of the deposit and loan portfolios during 2000.

Noninterest expense. Noninterest expense, exclusive of the aforementioned fourth quarter 2000 nonrecurring charges, increased $763,000 or 12.3% to $6.9 million for 2000, compared to $6.2 million for 1999. This increase can be attributed to increases in compensation and benefits, premises and equipment and other expenses of $517,000, $81,000 and $211,000, respectively, partially offset by a decrease in intangible amortization expense of $50,000.

Compensation and employee benefits expense increased $517,000 or 16.7% to $3.6 million for 2000, compared to $3.1 million for 1999. This increase can be attributed to increases in salary and wages and related payroll taxes of $435,000 due to the full year impact of staff added during the latter half of 1999 and during 2000, combined with normal salary adjustments. In addition, temporary employee costs increased $62,000 between 2000 and 1999.

Premises and equipment costs increased $81,000 or 8.5% to $1.0 million for 2000, compared to $948,000 for 1999. This increase can be attributed primarily to increased equipment servicing costs as well as branch office improvements during 2000 and 1999.

Other expenses increased $215,000 or 12.3% to $2.0 million for 2000, compared to $1.8 million for 1999. This increase can be attributed to increased advertising, state bank shares taxes, training and courier service costs between the two years.

Provision for income taxes. The provision for income taxes, exclusive of consideration of the 2000 nonrecurring charges, increased $13,000 or 1.7% to $795,000 for 2000, compared to $782,000 for 1999. This increase was primarily the result of an increase in adjusted pre-tax income of $82,000 between the two years. The Corporation's effective income tax rate remained relatively consistent between 2000 and 1999 at approximately 30%.

Market Risk Management

The primary objective of the Corporation's asset liability management function is to maximize the Corporation's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Corporation's operating environment, capital and liquidity requirements, performance objectives and overall business focus. One of the primary measures of the exposure of the Corporation's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities.

The Corporation's Board of Directors has established a Finance Committee, consisting of five outside directors, the President and Chief Executive Officer and the Chief Financial Officer, to monitor market risk, including primarily interest rate risk. This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset and liability management policies established by the Corporation.

Interest Rate Sensitivity Gap Analysis

The implementation of asset and liability initiatives and strategies and compliance with related policies, combined with other external factors such as demand for the Corporation's products and economic and interest rate environments in general, has resulted in the Corporation maintaining a one-year cumulative interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 10.0% of total assets. The one-year interest rate sensitivity gap is identified as the difference between the Corporation's interest-earning assets that are scheduled to mature or reprice within one year and its interest-bearing liabilities that are scheduled to mature or reprice within one year.

The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities, and is considered negative when the amount of interest rate-sensitive liabilities exceeds the amount of interest rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income. The closer to zero, or more neutral, that gap is maintained, generally, the lesser the impact of market interest rate changes on net interest income.

At December 31, 2001, the Corporation's interest-earning assets maturing or repricing within one year totaled $68.7 million while the Corporation's interest-bearing liabilities maturing or repricing within one-year totaled $85.2 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $16.5 million or a negative 7.6% of total assets. At December 31, 2001, the percentage of the Corporation's assets to liabilities maturing or repricing within one year was 80.6%.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2001 which are expected to mature, prepay or reprice in each of the future time periods presented:




(Dollar amounts in thousands)                      Due in     Due within    Due within   Due within        Due in
                                                 six months   six months      one to      three to          over
                                                  or less     to one year   three years  five years      five years       Total
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                      $ 50,815     $ 17,908      $ 56,379     $ 29,367        $ 48,316       $202,785
Total interest-bearing liabilities                   52,017       33,219        35,908       23,769          20,320        165,233
                                              --------------  -----------  ------------  -----------  --------------  -------------
Maturity or repricing gap during the period        $ (1,202)    $(15,311)     $ 20,471      $ 5,598        $ 27,996       $ 37,552
                                              ==============  ===========  ============  ===========  ==============  =============
Cumulative gap                                     $ (1,202)    $(16,513)      $ 3,958      $ 9,556        $ 37,552
                                              ==============  ===========  ============  ===========  ==============
Ratio of gap during the period to total assets       (0.55%)      (7.06%)        9.45%        2.58%          12.92%
                                              ==============  ===========  ============  ===========  ==============
Ratio of cumulative gap to total assets              (0.55%)      (7.62%)        1.83%        4.41%          17.33%
                                              ==============  ===========  ============  ===========  ==============
Total assets                                                                                                              $216,717
                                                                                                                      =============
------------------------------------------------------------------------------------------------------------------------------------

Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. In the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. The ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution's interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Corporation has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Interest Rate Sensitivity Simulation Analysis

The Corporation also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Finance Committee of the Corporation believes that simulation modeling enables the Corporation to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Corporation's historical experience and industry standards and are applied consistently across the different rate risk measures.

The Corporation has established the following guidelines for assessing interest rate risk:

       Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

       Portfolio equity simulation. Portfolio equity is the net present value of the company's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 50% of stockholders' equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2001 remained constant. The impact of the market rate movements on net interest income and return on average equity was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2001 levels for net interest income and return on average equity. The impact of market rate movements on portfolio equity was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2001:




---------------------------------------------------------------------------------------------------------------------
                                                                  Increase                     Decrease
                                                  -------------------------------------------------------------------
                                                           +100          +200             -100        -200
                                                            BP            BP               BP          BP
---------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                  2.20%        (0.20%)          (2.40%)     (7.40%)
Return on average equity - increase (decrease)             8.25%        (0.74%)          (8.83%)    (27.75%)
Portfolio equity - increase (decrease)                    (9.20%)       18.60%            7.40%       5.30%
---------------------------------------------------------------------------------------------------------------------

Liquidity and Capital Resources

The Corporation's primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2001 the Corporation used its sources of funds primarily to fund loan commitments and, to a lesser extent, purchase securities. As of such date, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $13.8 million, and standby letters of credit totaling $805,000.

The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank's ability to meet demands for customer withdrawals and the repayment of short-term borrowings, and the Bank is currently in compliance with all liquidity policy limits.

At December 31, 2001, time deposits amounted to $90.6 million or 47.8% of the Corporation's total consolidated deposits, including approximately $50.5 million, which were scheduled to mature within the next year. Management of the Corporation believes that they have adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a line of credit and term borrowing capacity from the FHLB and, to a limited and rare extent, through the sale of loans. At December 31, 2001, the Corporation's borrowing capacity with the FHLB, net of funds borrowed, was $93.0 million.

Management is not aware of any conditions, including any regulatory recommendations or requirements, that would adversely impact its liquidity or its ability to meet funding needs in the ordinary course of business.

Capital adequacy is the Corporation's ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements at the Bank level. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2001, the Corporation and the Bank were in compliance with all regulatory capital requirements.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Corporation and related notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Corporation's assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of SFAS No. 141 is not expected to have a material effect on the Corporation's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of SFAS No. 72 in 2002.

The Corporation has evaluated the implementation requirements of SFAS No. 142 and has determined that the adoption of this statement will result in a reduction on intangible amortization expense of $80,000 per year on a going forward basis associated with ceasing amortization of goodwill in connection with prior acquisitions of whole institutions. In addition, management has performed preliminary assessments of impairment of all intangible assets in connection with the adoption of this statement and has determined that no impairment would appear to exist at December 31, 2001. Impairment will be assessed regularly on a prospective basis.

At December 31, 2001, the Corporation had goodwill of $938,000 and unidentified intangible assets under the provisions of SFAS No. 72, identified separately as branch acquisition goodwill for financial reporting purposes, of $484,000 from past acquisitions. Amortization expense for branch acquisition goodwill was $50,000 during 2001.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Corporation's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, "Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business." SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Corporation's financial statements.


Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                             December 31,
                                                                                 --------------------------------------
                                                                                     2001                     2000
                                                                                 --------------           -------------

                                        Assets

Cash and due from banks                                                                $ 7,127                 $ 6,679
Interest-earning deposits in banks                                                         620                      91
Federal funds sold                                                                       1,410                   1,740
Securities available for sale; cost of $38,132 and $26,347                              38,695                  26,469
Securities held to maturity; fair value of $61 and $213                                     60                     219
Loans receivable, net of allowance for loan losses of $1,464 and $1,460                160,540                 150,332
Federal bank stocks                                                                      1,261                   1,239
Accrued interest receivable                                                              1,251                   1,247
Premises and equipment, net                                                              3,388                   3,333
Intangible assets                                                                        1,737                   2,013
Prepaid expenses and other assets                                                          628                     803
                                                                                 --------------           -------------

             Total assets                                                            $ 216,717               $ 194,165
                                                                                 ==============           =============

                         Liabilities and Stockholders' equity

Liabilities:
     Deposits                                                                         $189,470                $171,125
     Borrowed funds                                                                      5,000                   2,000
     Accrued interest payable                                                              480                     505
     Accrued expenses and other liabilities                                                656                     490
                                                                                 --------------           -------------

         Total liabilities                                                             195,606                 174,120
                                                                                 --------------           -------------

Stockholders' equity:
     Preferred stock, $1.00 par value, 3,000,000 shares authorized;
         none issued                                                                         -                       -
     Common stock, $1.25 par value, 12,000,000 shares authorized;
         1,395,852 shares issued; 1,332,835 shares outstanding                           1,745                   1,745
     Additional paid-in capital                                                         10,871                  10,871
     Treasury stock, at cost; 63,017 shares                                               (971)                   (971)
     Retained earnings                                                                   9,094                   8,320
     Accumulated other comprehensive income                                                372                      80
                                                                                 --------------           -------------

         Total stockholders' equity                                                     21,111                  20,045
                                                                                 --------------           -------------

             Total liabilities and stockholders' equity                              $ 216,717               $ 194,165
                                                                                 ==============           =============




See accompanying notes to consolidated financial statements.



Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                          Year ended December 31,
                                                                          --------------------------------------------------------
                                                                               2001                 2000                1999
                                                                          ---------------      ---------------     ---------------
Interest income:
     Loans receivable, including fees                                           $ 12,646             $ 12,433            $ 11,067
     Securities:
         Taxable                                                                   1,202                1,515               1,748
         Exempt from federal income tax                                              389                  331                 270
     Federal bank stocks                                                              80                   77                  61
     Deposits with banks and federal funds sold                                      272                   46                 506
                                                                          ---------------      ---------------     ---------------
         Total interest income                                                    14,589               14,402              13,652
                                                                          ---------------      ---------------     ---------------

Interest expense:
     Deposits                                                                      6,026                5,633               5,533
     Borrowed funds                                                                   71                  199                 114
                                                                          ---------------      ---------------     ---------------
         Total interest expense                                                    6,097                5,832               5,647
                                                                          ---------------      ---------------     ---------------

Net interest income                                                                8,492                8,570               8,005
     Provision for loan losses                                                       154                  209                 162
                                                                          ---------------      ---------------     ---------------

Net interest income after provision for loan losses                                8,338                8,361               7,843
                                                                          ---------------      ---------------     ---------------

Noninterest income:
     Fees and service charges                                                      1,030                  864                 621
     Other                                                                           309                  323                 239
                                                                          ---------------      ---------------     ---------------
         Total noninterest income                                                  1,339                1,187                 860
                                                                          ---------------      ---------------     ---------------

Noninterest expense:
     Compensation and employee benefits                                            3,887                3,617               3,100
     Premises and equipment, net                                                   1,093                1,029                 948
     Intangible amortization expense                                                 276                  318                 368
     Other                                                                         1,998                4,013               1,751
                                                                          ---------------      ---------------     ---------------
         Total noninterest expense                                                 7,254                8,977               6,167
                                                                          ---------------      ---------------     ---------------

Net income before provision for income taxes                                       2,423                  571               2,536
     Provision for income taxes                                                      718                  567                 782
                                                                          ---------------      ---------------     ---------------

Net income                                                                       $ 1,705                  $ 4             $ 1,754
                                                                          ===============      ===============     ===============

Net income per share                                                              $ 1.28                  $ -              $ 1.26
Dividends per share                                                               $ 0.70               $ 0.62              $ 0.57

Average common shares outstanding                                              1,332,835            1,348,210           1,394,473

See accompanying notes to consolidated financial statements.



Consolidated Statements of Changes in Stockholders' Equity
-------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                               Accumulated
                                         Additional                               Other            Total
                             Common        Paid-in      Treasury     Retained   Comprehensive  Stockholder's
                             Stock         Capital        Stock      Earnings   Income (Loss)    Equity
                            ----------- ------------- ------------ ----------- --------------- --------------

Balance at December 31, 1998   $ 1,745     $ 10,871     $     -      $  8,192      $    293      $   21,101

Comprehensive income:
  Net income                                                            1,754                         1,754
  Change in net unrealized
    gain on securities
    available for sale, net
    of taxes of $493                                                                   (956)           (956)
                                                                     ---------     --------      -----------
Comprehensive income                                                    1,754          (956)            798
                                                                     ---------     --------      -----------
Dividends declared, $0.57 per share                                      (795)                         (795)

Treasury stock acquired                                   (300)                                        (300)
                            ----------- ------------- ------------ ----------- --------------- --------------

Balance at December 31, 1999     1,745       10,871       (300)         9,151          (663)         20,804

Comprehensive income:
  Net income                                                                4                             4
  Change in net unrealized
    gain on securities
    available for sale,
    net of taxes of $384                                                                743             743
                                                                                   --------      -----------
Comprehensive income                                                        4           743             747
                                                                                                 -----------
Dividends declared, $0.62 per share                                      (835)                         (835)

Treasury stock acquired                                   (671)                                        (671)
                            ----------- ------------- ------------ ----------- --------------- --------------

Balance at December 31, 2000     1,745       10,871       (971)         8,320            80          20,045

Comprehensive income:
  Net income                                                            1,705                         1,705
  Change in net unrealized
    gain on securities
    available for sale,
    net of taxes of $149                                                                292             292
                                                                                   --------      -----------

Comprehensive income                                                    1,705           292           1,997
                                                                                                 -----------
Dividends declared, $0.70
  per share                                                              (931)                         (931)
                            ----------- ------------- ------------ ----------- --------------- --------------
Balance at December 31, 2001   $ 1,745     $ 10,871     $ (971)       $ 9,094         $ 372        $ 21,111
                            =========== ============= ============ =========== =============== ==============

See accompanying notes to consolidated financial statements.



Consolidated Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                            Year ended December 31,
                                                                                -------------------------------------------------
                                                                                    2001             2000              1999
                                                                                --------------   --------------    --------------

Operating activities:
     Net income                                                                       $ 1,705              $ 4           $ 1,754
     Adjustments to reconcile net income to net cash provided by operating activities:
             Depreciation and amortization for premises and equipment                     432              425               400
             Provision for loan losses                                                    154              209               162
             Amortization of premiums and accretion of discounts, net                      17               50               121
             Amortization of intangible assets                                            276              318               368
             Increase in accrued interest receivable                                       (4)             (50)              (32)
             Decrease in prepaid expenses and other assets                                175            2,161               342
             (Decrease) increase in accrued interest payable                              (25)             129               (44)
             Increase (decrease) in accrued expenses and other liabilities                166               91              (278)
             Other                                                                       (165)             (99)              221
                                                                                --------------   --------------    --------------
         Net cash provided by operating activities                                      2,731            3,238             3,014
                                                                                --------------   --------------    --------------

Investing activities:
     Loan originations and purchases                                                  (67,057)         (45,938)          (49,047)
     Purchases of securities available for sale                                       (19,595)          (1,788)          (13,911)
     Purchases of federal bank stocks                                                     (22)               -                 -
     Principal repayments of loans receivable                                          56,695           33,332            43,654
     Repayment, maturities and calls of securities available for sale                   7,809            8,223             7,805
     Principal repayments of securities held to maturity                                  159            2,043             1,080
     Purchases of premises and equipment                                                 (487)            (389)             (149)
                                                                                --------------   --------------    --------------
         Net cash used in investing activities                                        (22,498)          (4,517)          (10,568)
                                                                                --------------   --------------    --------------

Financing activities:
     Net increase (decrease) in deposits                                               18,345            2,700            (1,445)
     Borrowings from the FHLB                                                           5,000                -                 -
     Repayments of borrowed funds                                                      (2,000)               -                 -
     Dividends paid                                                                      (931)            (835)             (795)
     Payments to acquire treasury stock                                                     -             (671)             (300)
                                                                                --------------   --------------    --------------
         Net cash provided by (used in) financing activities                           20,414            1,194            (2,540)
                                                                                --------------   --------------    --------------

Net increase (decrease) in cash equivalents                                               647              (85)          (10,094)
Cash equivalents at beginning of period                                                 8,510            8,595            18,689
                                                                                --------------   --------------    --------------
Cash equivalents at end of period                                                     $ 9,157          $ 8,510           $ 8,595
                                                                                ==============   ==============    ==============

Supplemental information:

     Interest paid                                                                    $ 6,122          $ 5,703           $ 5,691
     Income taxes paid                                                                    922              886               787

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.     Summary of Significant Accounting Policies

       Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of Emclaire Financial Corp. (the Corporation) and its wholly-owned subsidiary, the Farmers National Bank of Emlenton (the Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

       Business. The Corporation provides a variety of financial services to individuals and businesses through its offices in western Pennsylvania. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are consumer and commercial mortgage loans.

       Use of Estimates and Classifications. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

       Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. Such reclassifications did not affect net income or stockholders' equity.

       Cash Equivalents. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. Interest-earning deposits mature within one year and are carried at cost.

       Securities. Securities include investments primarily in bonds and notes and are classified as either available for sale or held to maturity at the time of purchase based on management's intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset liability management policies and other pertinent factors.

       Securities for which the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at cost, adjusted for premiums and discounts. Available for sale securities consist of securities that are not classified as held to maturity. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income until realized.

       Purchase premiums and discounts on securities are recognized in interest income using the interest method over the term of the securities. Declines in the fair value of securities below their cost that are other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method and are included in operations in the period sold.

       Loans Held for Sale. Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

       Loans Receivable. The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout western Pennsylvania. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

       Loans that management has the intent and ability to hold for the foreseeable future or until maturity or net pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, and premiums and discounts are deferred and recognized as an adjustment of the related loan yield using the interest method.

       The accrual of interest on loans is typically discontinued at the time the loan is 90 days or more delinquent unless the credit is well secured and in the process of collection. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

       Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are typically credited to the allowance.

       The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historic experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

       A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan's obtainable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. Large groups of homogeneous loans are evaluated collectively for impairment. Accordingly, the Corporation does not identify individual consumer and residential mortgage loans for impairment disclosures.

       Premises and Equipment. Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

       Intangible Assets. Goodwill, branch acquisition goodwill and core deposit intangible assets were $938,000, $484,000 and $315,000, respectively, as of December 31, 2001 and $1.0 million, $534,000 and $461,000 respectively, at December 31, 2000. Intangible assets are amortized on a straight-line basis over the estimated benefit period, generally up to fifteen years for goodwill and less than eight years for core deposit intangibles. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

       Real Estate Acquired Through Foreclosure. Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $20,000 and $33,000 at December 31, 2001 and 2000, respectively.

       Income Taxes. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

       Net Income Per Common Share. The Corporation maintains a simple capital structure with no common stock equivalents. As such earnings per share computations are based on the weighted average number of common shares outstanding for the respective reporting periods.

       Comprehensive Income. Comprehensive income includes net income from operating results and the net change in accumulated other comprehensive income. Accumulated other comprehensive income is comprised exclusively of unrealized holding gains and losses on securities available for sale. The effects of other comprehensive income are presented as part of the statement of changes in stockholders' equity.

       Transfers of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

       Financial Instruments. In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

       Fair Value of Financial Instruments. The following methods and assumptions were used in estimating fair values of financial instruments.

          Cash   equivalents  -  The  carrying   amounts  of  cash   equivalents
          approximate their fair values.

          Securities - Fair values for securities are based on quoted market prices.

          Accrued interest receivable and payable - The carrying amounts of accrued interest approximate their fair values.

          Loans receivable - For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

          Federal bank stocks - Federal bank stocks are restricted, and thus, the carrying value approximates fair value.

          Deposits - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

          Borrowed funds - For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

          Loan commitments - The fair value of loan commitments at December 31, 2001 and 2000 approximated the carrying value of those commitments at those dates.

       Retirement Plan. The Corporation maintains a noncontributory defined benefit plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily on years of service and compensation rates near retirement.

2.     Intangible Asset Impairment

       During the fourth quarter of 2000, a charge totaling $1.6 million was recorded to recognize the impairment of goodwill and core deposit intangible assets related to an acquisition in 1998. In addition to the adjustment, the period over which the remaining goodwill and core deposit intangible assets were to be amortized were shortened to 13 and three years, respectively.


3.     Securities

       The following table summarizes the Corporation's securities as of December 31:

-----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                        Amortized          Unrealized         Unrealized             Fair
                                                        cost                gains             losses               value
-----------------------------------------------------------------------------------------------------------------------------

Available for sale:
      December 31, 2001:
          U.S. Government securities                     $ 12,978               $ 441              $ (14)           $ 13,405
          Municipal securities                             11,919                  24               (176)             11,767
          Corporate securities                             12,264                 157               (115)             12,306
          Equity securities                                   971                 246                  -               1,217
                                                    --------------      --------------     --------------      --------------
                                                         $ 38,132               $ 868             $ (305)           $ 38,695
                                                    ==============      ==============     ==============      ==============
      December 31, 2000:
          U.S. Government securities                     $ 11,161               $ 155               $ (7)           $ 11,309
          Municipal securities                              6,993                  16                (87)              6,922
          Corporate securities                              7,234                  46                 (1)              7,279
          Equity securities                                   959                   -                  -                 959
                                                    --------------      --------------     --------------      --------------
                                                         $ 26,347               $ 217              $ (95)           $ 26,469
                                                    ==============      ==============     ==============      ==============
Held to maturity:
      December 31, 2001:
          Mortgage-backed securities                         $ 60                 $ 1                $ -                $ 61
                                                    --------------      --------------     --------------      --------------
                                                             $ 60                 $ 1                $ -                $ 61
                                                    ==============      ==============     ==============      ==============
      December 31, 2000:
          Mortgage-backed securities                        $ 219                 $ -               $ (6)              $ 213
                                                    --------------      --------------     --------------      --------------
                                                            $ 219                 $ -               $ (6)              $ 213
                                                    ==============      ==============     ==============      ==============
-----------------------------------------------------------------------------------------------------------------------------


       The following table summarizes scheduled maturities of the Corporation's securities as of December 31, 2001:



(In thousands)                                       Available for sale                      Held to maturity
                                            ----------------------------------     ----------------------------------
                                              Amortized             Fair             Amortized             Fair
                                                cost                value              cost                value
---------------------------------------------------------------------------------------------------------------------
Due in one year or less                           $ 6,463             $ 6,545                $ -                 $ -
Due from one year to five years                    19,831              20,247                  -                   -
Due after ten years                                10,867              10,686                 60                  61
No scheduled maturity                                 971               1,217
                                            --------------      --------------     --------------      --------------
                                                 $ 38,132            $ 38,695               $ 60                $ 61
                                            ==============      ==============     ==============      ==============
---------------------------------------------------------------------------------------------------------------------


       Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

       A charge of $448,000 was recorded in 2000 in other noninterest expense to recognize an other than temporary decline in the value of a marketable equity security.

       Securities with carrying values of $9.9 million and $8.5 million as of December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

4.     Loans Receivable

       The following table summarizes the Corporation's loans receivable as of December 31:

(In thousands)                             2001                    2000
----------------------------------------------------------------------------
Mortgage loans:
     Residential                       $    100,420           $      92,429
     Commercial                              26,470                  24,661
                                        ------------            ------------
                                            126,890                 117,090
Other loans:
     Commercial business                     20,806                  20,084
     Consumer                                14,308                  14,618
                                        ------------            ------------
                                             35,114                  34,702
                                        ------------            ------------
Total gross loans                           162,004                 151,792

Less allowance for loan losses                1,464                   1,460
                                        ------------            ------------
                                          $ 160,540               $ 150,332
                                        ============            ============
----------------------------------------------------------------------------


       Non-performing loans, which include primarily non-accrual loans, were $1.3 million and $900,000 at December 31, 2001 and 2000, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status.

       The following is a summary of the changes in the allowance for loan losses:

(In thousands)                              For the years ended December 31,
                                          2001             2000           1999
--------------------------------------------------------------------------------
Balance at the beginning of the year        $ 1,460       $ 1,373       $ 1,336
Provision for loan losses                       154           209           162
Loans charged-off, net of recoveries           (150)         (122)         (125)
                                        ------------   -----------   -----------
Balance at the end of the year              $ 1,464       $ 1,460       $ 1,373
                                        ============   ===========   ===========
--------------------------------------------------------------------------------

       At December 31, 2001 and 2000, the recorded investment in loans considered to be impaired was $808,000 and $942,000, respectively, against which approximately $156,000 and $141,000, respectively, of the allowance for loan losses was allocated. During 2001 and 2000, impaired loans averaged $875,000 and $900,000, respectively. The Corporation recognized interest income on impaired loans of approximately $30,000, $47,000 and $45,000, on a cash basis, during 2001, 2000 and 1999, respectively.

       The Corporation conducts its business through ten offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania and primarily lends in this geographical area. The Corporation does not have any significant concentrations of credit risk to any one industry or customer.

5.     Federal Bank Stocks

       The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank's investment in FHLB and FRB stocks was $928,000 and $333,000, respectively, at December 31, 2001, and $906,000 and $333,000, respectively, at December 31, 2000.

6.     Premises and Equipment

       Premises and equipment at December 31 are summarized by major classification as follows:

(In thousands)                                      2001               2000
--------------------------------------------------------------------------------

Land                                                    $ 306             $ 306
Buildings and improvements                              2,957             2,924
Leasehold improvements                                    441               191
Furniture, fixtures and equipment                       2,839             2,635
                                                 -------------     -------------

                                                        6,543             6,056
Less accumulated depreciation and amortization          3,155             2,723
                                                 -------------     -------------

                                                      $ 3,388           $ 3,333
                                                 =============     =============
--------------------------------------------------------------------------------

       Depreciation and amortization expense for the years December 31, 2001, 2000 and 1999 were $432,000, $425,000 and $400,000, respectively.

       The Corporation is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options, have approximate aggregate rentals of $144,000, $95,000, $81,000, $64,000 and $372,000 for the years ended December 31,
       2002, 2003, 2004, 2005, and 2006 and thereafter, respectively. Rent expense under these lease agreements for the years ended December 31, 2001, 2000 and 1999 was $135,000, $118,000 and $114,000, respectively.

7.     Related Party Balances and Transactions

       In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.9 million and $1.8 million at December 31, 2001 and 2000, respectively. During 2001, total principal additions and total principal repayments associated with these loans were $687,000 and $756,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2001 and 2000 totaled $2.2 million and $1.8 million, respectively.

       In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business at market fee rates. During 2001, 2000 and 1999, amounts paid to affiliates for such services totaled $59,000, $51,000 and $55,000, respectively.


8.     Deposits

       The following table summarizes the Corporation's deposits as of December
31:

(Dollar amounts in thousands)                           2001                                             2000
                                    ----------------------------------------------   -----------------------------------------------

                                      Weighted                                         Weighted
                                      average                                           average
           Type of accounts             rate               Amount             %          rate           Amount              %
------------------------------------------------------------------------------------------------------------------------------------

Noninterest-bearing deposits              -              $ 29,237           15.4%           -             $ 27,319            16.0%
Interest-bearing demand deposits       1.32%               69,665           36.8%        2.28%              60,451            35.3%
Time deposits                          4.83%               90,568           47.8%        5.78%              83,355            48.7%
                                                    --------------   -------------                   --------------   --------------

                                       2.79%            $ 189,470          100.0%        3.62%           $ 171,125           100.0%
                                                    ==============   =============                   ==============   ==============

Time deposits mature as follows:

Three months or less                                     $ 19,382           10.2%                         $ 10,481             6.1%
Over three months through one year                         31,140           16.4%                           28,345            16.6%
Over one year through three years                          20,232           10.7%                           34,092            19.9%
Thereafter                                                 19,814           10.5%                           10,437             6.1%
                                                    --------------   -------------                   --------------   --------------

                                                         $ 90,568           47.8%                         $ 83,355            48.7%
                                                    ==============   =============                   ==============   ==============

------------------------------------------------------------------------------------------------------------------------------------

       The Corporation had a total of $14.6 million and $10.6 million in time deposits of $100,000 or more at December 31, 2001 and 2000, respectively.

9.     Borrowed Funds

       The Corporation had outstanding advances with the FHLB of $5.0 million and $2.0 million at December 31, 2001 and 2000, respectively. The $5.0 million in outstanding borrowed funds at December 31, 2001 consists of an advance with the FHLB that matures in November 2011, has a fixed interest rate of 4.61%, and is callable quarterly after November 2003 based on a strike rate of 8.0% compared to the three month LIBOR rate.

       During 2001, the Corporation repaid the $2.0 million advance outstanding at December 31, 2000. This advance had a July 2002 maturity date, repriced quarterly based on the three month LIBOR rate, and provided the Bank with the option to prepay without penalty at any repricing date.

       The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. This credit line has an available limit of $10.0 million at December 31, 2001, is subject to annual renewal and, along with other FHLB advances, is secured by a blanket security agreement on outstanding residential mortgage loans and FHLB stock owned by the Bank. Total borrowing capacity with the FHLB at December 31, 2001 was $93.0 million.

10.    Insurance of Accounts and Regulatory Matters

       Insurance of Accounts

       The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000 per insured depositor. To provide this insurance, the Bank must pay an annual premium. In connection with the insurance of deposits, the Bank is required to maintain certain minimum levels of regulatory capital as outlined below.

       Restrictions on Dividends, Loans and Advances

       The Bank is subject to a regulatory dividend restriction that generally limits that amount of dividends that can be paid by the Bank to the Corporation. Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

       Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Funds available for loans or advances by the Bank to the Corporation amounted to approximately $2.0 million.

       Minimum Regulatory Capital Requirements

       The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

       Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2001 and 2000, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

       As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.



10.    Insurance of Accounts and Regulatory Matters (continued)

       The following table sets forth certain information concerning regulatory capital of the Corporation as of the dates presented:


----------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)
                                                Actual                         Regulatory Capitalization Requirement
                                              ------------------------  ----------------------------------------------------
                                                                          Adequate                    Well
                                                                        -------------------------  -------------------------
                                                Amount       Ratio        Amount        Ratio        Amount        Ratio
----------------------------------------------------------------------------------------------------------------------------
December 31, 2001:
    Total capital to risk weighted assets       $ 20,739       14.54%     $ 11,411         8.00%     $ 14,263        10.00%
    Tier 1 capital to risk-weighted assets        19,163       13.43%        5,708         4.00%        8,561         6.00%
    Tier 1 capital to average assets              19,163        9.10%        8,423         4.00%       10,529         5.00%

December 31, 2000:
    Total capital to risk weighted assets       $ 19,412       15.90%      $ 9,767         8.00%     $ 12,209        10.00%
    Tier 1 capital to risk-weighted assets        17,952       14.70%        4,885         4.00%        7,327         6.00%
    Tier 1 capital to average assets              17,952        9.10%        7,891         4.00%        9,864         5.00%
----------------------------------------------------------------------------------------------------------------------------


11.    Income Taxes

       The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:

-----------------------------------------------------------------------------
(In thousands)                2001               2000               1999
-----------------------------------------------------------------------------

      Current                    $ 908              $ 964              $ 785
      Deferred                    (190)              (397)                (3)
                          -------------       ------------       ------------
                                 $ 718              $ 567              $ 782
                          =============       ============       ============

       A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:



(Dollars in thousands)                                    2001                       2000                       1999
                                                -------------------------   ------------------------   ------------------------
                                                             % Pre-tax                  % Pre-tax                  % Pre-tax
                                                   Amount      Income         Amount      Income         Amount      Income
                                                   ------      ------         ------      ------         ------      ------
-------------------------------------------------------------------------------------------------------------------------------

Provision at statutory tax rate                     $ 824       34.0%          $ 194       34.0%          $ 862       34.0%
Increase (decrease) resulting from:
      Tax free interest, net of disallowance         (166)      (6.8%)          (153)     (26.8%)          (135)      (5.3%)
      Goodwill                                         44        1.8%            504       88.2%             36        1.4%
      Other, net                                       15        0.6%             22        3.9%             19        0.7%
                                                ----------------------   ------------------------   ------------------------
Reported rate                                       $ 718       29.6%          $ 567       99.3%          $ 782       30.8%
                                                ======================   ========================   ========================
------------------------------------------------------------------------------------------------------------------------------------

       The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

-----------------------------------------------------------------------------
(In thousands)                                      2001            2000
-----------------------------------------------------------------------------

Deferred tax assets:

      Loss on securities                               $ 152           $ 152
      Provision for loan losses                          440             434
      Other real estate owned                              -               7
      Intangible assets                                   85              51
      Net loan origination fees                           30               -
      Accrued pension cost                               115              92
                                                 ------------    ------------
      Gross deferred tax assets                          822             736

Deferred tax liabilities:

      Net unrealized gain on securities                  191              42
      Depreciation                                       184             233
      Net loan origination costs                           -              20
      Other                                              171             206
                                                 ------------    ------------
      Gross deferred tax liabilities                     546             501
                                                 ------------    ------------

      Net deferred tax asset                           $ 276           $ 235
                                                 ============    ============
-----------------------------------------------------------------------------

       The Corporation determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109, "Accounting for Income Taxes," since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

12.    Commitments and Legal Contingencies

       In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Corporation is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Corporation's management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

13.    Employee Benefit Plans

       Defined Contribution Plan

       The Corporation adopted a defined contribution 401(k) Plan effective April 1, 2000. Employees are eligible to participate by providing tax-deferred contributions. Employee contributions are vested at all times. The Corporation may make matching contributions as approved at the discretion of the Board of Directors. The Corporation has made no matching contributions since inception of the Plan.

       Defined Benefit Plan

       The Corporation provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after five years of service. Information pertaining to activity in the plan for the years ended December 31 is as follows:


-----------------------------------------------------------------------------------------------------------------
(In thousands)                                                     2001              2000              1999
-----------------------------------------------------------------------------------------------------------------

Change in plan assets:
    Fair value of plan assets at beginning of year                   $ 2,244           $ 2,234           $ 2,108
    Actual (loss) return on plan assets                                 (114)              (20)              171
    Employer contribution                                                 43                81                 -
    Benefits paid                                                        (56)              (51)              (45)
                                                               --------------    --------------    --------------

    Fair value of plan assets at end of year                           2,117             2,244             2,234
                                                               --------------    --------------    --------------

Change in benefit obligation:
    Benefit obligation at beginning of year                            2,087             1,950             1,876
    Service cost                                                         173               171               146
    Interest cost                                                        150               140               125
    Actuarial loss (gain)                                                  4              (123)             (152)
    Benefits paid                                                        (56)              (51)              (45)
                                                               --------------    --------------    --------------

    Benefit obligation at end of year                                  2,358             2,087             1,950
                                                               --------------    --------------    --------------

Funded status                                                           (241)              157               284
Unrecognized prior service cost                                            1                 1                 1
Unrecognized net actuarial gain                                          (18)             (339)             (439)
Unrecognized transition asset                                            (81)              (89)              (97)
                                                               --------------    --------------    --------------

Accrued pension cost                                                  $ (339)           $ (270)           $ (251)
                                                               ==============    ==============    ==============

-----------------------------------------------------------------------------------------------------------------

       The components of the periodic pension cost are as follows:


--------------------------------------------------------------------------------------------
(In thousands)                                2001              2000              1999
--------------------------------------------------------------------------------------------

Service cost                                 $ 173             $ 171             $ 146
Interest cost                                  150               140               125
Expected return on plan assets                (197)             (192)             (177)
Transition asset                                (8)               (8)               (8)
Recognized net actuarial loss                   (6)              (11)               (4)
                                          --------------    --------------    --------------

Net periodic pension cost                    $ 112             $ 100              $ 82
                                          ==============    ==============    ==============
--------------------------------------------------------------------------------------------


       For 2001, 2000 and 1999, actuarial assumptions include an assumed discount rate on benefit obligation, an expected long-term rate of return on plan assets and an annual salary increase percent of 7.25%, 8.50% and 4.50%, respectively.

14.    Financial Instruments

       Fair Value of Financial Instruments

       The following table sets forth the carrying amount and fair value of the Corporation's financial instruments included in the consolidated statement of financial condition as of December 31:


------------------------------------------------------------------------------------------------
(In thousands)                       2001                             2000
                                 ------------------------------   ------------------------------
                                   Carrying           Fair          Carrying           Fair
                                    amount           value           amount           amount
------------------------------------------------------------------------------------------------
Financial assets:
    Cash equivalents                   $ 9,157         $ 9,157          $ 8,510         $ 8,510
    Securities                          38,755          38,756           26,688          26,682
    Loans receivable                   160,540         164,815          150,332         142,553
    Federal bank stocks                  1,261           1,261            1,239           1,239
    Accrued interest receivable          1,251           1,251            1,247           1,247

Financial liabilities:
    Deposits                           189,470         189,749          171,125         172,102
    Borrowed funds                       5,000           4,982            2,000           2,000
    Accrued interest payable               480             480              505             505

------------------------------------------------------------------------------------------------


       Off Balance Sheet Financial Instruments

       The Corporation is party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Corporation's exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Corporation uses the same credit policies in making commitments as for on-balance sheet instruments. The Corporation's distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

       The following table presents the notional amount of the Corporation's off-balance sheet commitment financial instruments as of December 31:

-----------------------------------------------------------------------------
(In thousands)                     2001                             2000
-----------------------------------------------------------------------------
Commitments to extend credit       $ 13,768                          $ 9,101
Standby letters of credit               805                              728
-----------------------------------------------------------------------------

       Commitments to extend credit include agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit also include unfunded commitments under commercial and consumer lines-of-credit, revolving credit lines and overdraft protection agreements. These lines-of-credit may be collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

       Standby letters of credit are conditional commitments issued by the Corporation usually for commercial customers to guarantee the performance of a customer to a third party. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

15.    Quarterly Financial Data (unaudited)

       The following is a summary of selected quarterly data for the years ended December 31:



(Dollar amounts in thousands, except share data)                   First             Second            Third             Fourth
                                                                  Quarter           Quarter           Quarter           Quarter
-----------------------------------------------------------------------------------------------------------------------------------

2001:
    Interest income                                                  $ 3,648           $ 3,656           $ 3,661           $ 3,624
    Interest expense                                                   1,590             1,574             1,494             1,439
                                                               --------------     -------------     -------------     -------------
    Net interest income                                                2,058             2,082             2,167             2,185
    Provision for loan losses                                             46                36                36                36
                                                               --------------     -------------     -------------     -------------
    Net interest income after provision for loan losses                2,012             2,046             2,131             2,149
    Noninterest income                                                   309               344               343               343
    Noninterest expense                                                1,763             1,793             1,767             1,931
                                                               --------------     -------------     -------------     -------------
    Net income before income taxes                                       558               597               707               561
    Provision for income taxes                                           167               176               216               159
                                                               --------------     -------------     -------------     -------------
    Net income                                                         $ 391             $ 421             $ 491             $ 402
                                                               ==============     =============     =============     =============
    Net income per share                                               $0.29             $0.32             $0.37             $0.30
                                                               ==============     =============     =============     =============

2000:
    Interest income                                                  $ 3,475           $ 3,597           $ 3,657           $ 3,673
    Interest expense                                                   1,367             1,429             1,475             1,561
                                                               --------------     -------------     -------------     -------------
    Net interest income                                                2,108             2,168             2,182             2,112
    Provision for loan losses                                             46                51                61                51
                                                               --------------     -------------     -------------     -------------
    Net interest income after provision for loan losses                2,062             2,117             2,121             2,061
    Noninterest income                                                   203               298               359               327
    Noninterest expense                                                1,711             1,756             1,708             3,802
                                                               --------------     -------------     -------------     -------------
    Net income (loss) before income taxes                                554               659               772            (1,414)
    Provision for (benefit from) income taxes                            163               199               240               (35)
                                                               --------------     -------------     -------------     -------------
    Net income (loss)                                                  $ 391             $ 460             $ 532          $ (1,379)
                                                               ==============     =============     =============     =============
    Net income (loss) per share                                        $0.29             $0.34             $0.40            ($1.03)
                                                               ==============     =============     =============     =============
-----------------------------------------------------------------------------------------------------------------------------------

16. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only

       Following are condensed financial statements for the parent company as of and for the years ended December 31:


--------------------------------------------------------------------------------
Condensed Statements of Financial Condition
(In thousands)                                        2001             2000
--------------------------------------------------------------------------------

Assets:
    Cash in banks                                         $ 14              $ 8
    Securities available for sale                        1,217              959
    Equity in net assets of subsidiary bank             19,805           18,935
    Other assets                                            87              153
                                                  -------------    -------------

       Total assets                                   $ 21,123         $ 20,055
                                                  =============    =============

Liabilities and stockholders' equity:
    Accrued expenses and other liabilities                  12               10
    Stockholders' equity                                21,111           20,045
                                                  -------------    -------------

       Total liabilities and stockholders' equity     $ 21,123         $ 20,055
                                                  =============    =============


----------------------------------------------------------------------------------------------------------------------------------
Condensed Statements of Operations
(In thousands)                                                                         2001             2000             1999
----------------------------------------------------------------------------------------------------------------------------------

Income:
    Dividends from subsidiary                                                             $ 941          $ 1,507          $ 1,023
    Investment income                                                                        60               39               32
                                                                                   -------------    -------------    -------------

       Total income                                                                       1,001            1,546            1,055

Expense:
    Noninterest expense                                                                      45              479               20
                                                                                   -------------    -------------    -------------

       Total expense                                                                         45              479               20
                                                                                   -------------    -------------    -------------

    Net income before income taxes and equity in undistributed
       operating results of subsidiary                                                      946            1,067            1,035

    Equity (deficit) in net income (loss) of subsidiary                                     752           (1,222)             715
                                                                                   -------------    -------------    -------------

    Net income (loss) before income taxes                                                 1,698             (155)           1,750

    Income tax benefit                                                                       (7)            (159)              (4)
                                                                                   -------------    -------------    -------------

Net income                                                                              $ 1,705              $ 4          $ 1,754
                                                                                   =============    =============    =============
----------------------------------------------------------------------------------------------------------------------------------

16. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only (continued)

----------------------------------------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows
(In thousands)                                                                         2001             2000             1999
----------------------------------------------------------------------------------------------------------------------------------

Operating activities:
    Net income                                                                          $ 1,705              $ 4          $ 1,754
    Adjustments to reconcile net income to net cash provided
       by operating activities:
         Equity in undistributed operating results of subsidiary                           (752)           1,222             (715)
         Other, net                                                                          (4)             311               61
                                                                                   -------------    -------------    -------------
            Net cash provided by operating activities                                       949            1,537            1,100
                                                                                   -------------    -------------    -------------

Investing activities:
         Purchases of securities                                                            (12)             (39)              (8)
                                                                                   -------------    -------------    -------------
            Net cash used in investing activities                                           (12)             (39)              (8)
                                                                                   -------------    -------------    -------------

Financing activities:
         Dividends paid                                                                    (931)            (835)            (795)
         Payments to acquire treasury stock                                                   -             (671)            (300)
                                                                                   -------------    -------------    -------------
            Net cash used in financing activities                                          (931)          (1,506)          (1,095)
                                                                                   -------------    -------------    -------------

Increase (decrease) in cash equivalents                                                       6               (8)              (3)
Cash equivalents at beginning of period                                                       8               16               19
                                                                                   -------------    -------------    -------------

Cash equivalents at end of period                                                          $ 14              $ 8             $ 16
                                                                                   =============    =============    =============

----------------------------------------------------------------------------------------------------------------------------------


17.    Other Noninterest Expenses

       The following summarizes the Corporation's other noninterest expenses for the years ended December 31:


----------------------------------------------------------------------------------------------------------
(In thousands)                                              2001              2000              1999
----------------------------------------------------------------------------------------------------------
Telephone and data communications                               $ 250             $ 225             $ 223
Customer bank card processing                                     218               215               220
Pennsylvania shares tax                                           167               142               116
Correspondent and courier fees                                    165               156               141
Software amortization                                             162               166               165
Professional fees                                                 133               101                91
Printing and supplies                                             125               144               142
Marketing and advertising                                         119               132                85
Other                                                             659               685               568
                                                        --------------    --------------    --------------
                                                                1,998             1,966             1,751

Intangible asset impairment charge                                  -             1,599                 -
Other than temporary decline in value of security                   -               448                 -
                                                        --------------    --------------    --------------
                                                              $ 1,998           $ 4,013           $ 1,751
                                                        ==============    ==============    ==============
----------------------------------------------------------------------------------------------------------

Accountant's Report
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders
Emclaire Financial Corp.
Emlenton, Pennsylvania


We have audited the accompanying consolidated balance sheets of Emclaire Financial Corp. and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ S.R. Snodgrass, A.C.


S.R. Snodgrass, A. C.
Wexford, Pennsylvania

March 8, 2002

Stock and Dividend Information
--------------------------------------------------------------------------------


Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "EMCF". The listed market makers for the Corporation's common stock include:

E.E. Powell & Co., Inc.              Ferris, Baker Watts, Inc.
1100 Gulf Tower                      100 Light Street
Pittsburgh, PA   15219               Baltimore, MD 21202
Telephone:  800 289-7865             Telephone:  800 638-7411

F.J. Morrissey & Co., Inc.          Parker Hunter, Inc.
1700 Market Street                  600 Grant Street - Suite 3100
Philadelphia, PA 19103              Pittsburgh, PA 15219
Telephone:  215 563-8500            Telephone:  412 562-8000

Stock Price and Cash Dividend Information

The bid and ask price of the Corporation's common stock were $16.80 and $17.00, respectively, as of March 8, 2002. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation's common stock as well as cash dividends paid for the quarterly periods presented:

                               Market Price                               Cash
                           High            Low          Close          Dividend
--------------------------------------------------------------------------------
2001:
  Fourth quarter         $17.75         $13.95         $17.15            $0.19
  Third quarter           14.35          13.25          14.00             0.17
  Second quarter          14.75          12.50          13.00             0.17
  First quarter           15.00          14.00          14.00             0.17

2000:
  Fourth quarter         $15.50         $14.75         $15.00            $0.17
  Third quarter           15.50          14.63          14.75             0.15
  Second quarter          15.50          14.63          15.25             0.15
  First quarter           15.75          14.63          14.75             0.15
--------------------------------------------------------------------------------

Number of Stockholders and Shares Outstanding

As of December 31, 2001, there were approximately 680 stockholders of record and 1,332,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.


Dividend Reinvestment and Stock Purchase Plan

Common stockholders may have Corporation dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan document and authorization card call 800 757-5755.

Corporate Information
--------------------------------------------------------------------------------

Corporate Headquarters

       Emclaire Financial Corp.
       612 Main Street
       Emlenton, PA 16373
       Phone:  724 867-2311

Subsidiary Bank

       The Farmers National Bank of Emlenton

Annual Meeting

       The annual meeting of the Corporation's stockholders will be held at 7:00 p.m., on Tuesday, May 21, 2002, at the Holiday Inn, Interstate 80 and Route 68, Clarion, PA 16214.

Stockholder and Investor Information

       Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to William C. Marsh, Treasurer/Secretary, Emclaire Financial Corp., 612 Main Street, Emlenton, PA 16373.

       In addition, other public filings of the Corporation, including the Annual Report on Form 10-KSB can be obtained from the Securities and Exchange Commission's Web site at http://www.sec.gov.

Independent Accountants

      S.R. Snodgrass, A.C.
      1000 Stonewood Drive, Suite 200
      Wexford, PA 15090

Special Counsel

       Manatt, Phelps & Phillips, LLP 1501 M Street NW, Suite 700 Washington, DC 20005

Registrar and Transfer Agent

       Illinois Stock Transfer Company
       209 West Jackson Boulevard, Suite 903
       Chicago, IL 60606
       www.ilstockstransfer.com
       800 757-5755

Board of Directors and Officers
--------------------------------------------------------------------------------


EMCLAIRE FINANCIAL CORP. AND
THE FARMERS NATIONAL BANK OF EMLENTON

Board of Directors

Ronald L. Ashbaugh        David L. Cox                Bernadette H. Crooks
Retired President         Chairman, President and CEO Retired Retailer
Emclaire Financial Corp.  Emclaire Financial Corp.    Crooks Clothing
Farmers National Bank     Farmers National Bank
 of Emlenton               of Emlenton

George W. Freeman         Rodney C. Heeter            Robert L. Hunter
Freeman's Tree Farm       Heeter Lumber, Co.          Hunter Truck Sales
                                                       and Service
                                                      Hunter Leasing

J. Michael King           John B. Mason               Brian C. McCarrier
Senior Partner            President                   President
Lynn, King & Schreffler   H.B. Beels & Sons, Inc.     Interstate Pipe and Supply
Attorneys at Law

Elizabeth C. Smith
Retired Former Owner
The Inn at Oakmont



EMCLAIRE FINANCIAL CORP.

Senior Officers

David L. Cox                                   William C. Marsh
Chairman, President and                        Treasurer/Secretary
Chief Executive Officer                        Chief Financial Officer



THE FARMERS NATIONAL BANK OF EMLENTON

Senior Officers

David L. Cox             William C. Marsh               Raymond M. Lawton
Chairman, President and  Vice President                 Vice President
Chief Executive Officer  Chief Financial Officer        Head of Lending

Scott B. Daum            Robert W. Foust                Fred S. Port
Vice President           Vice President                 Vice President
Operations               Business Development           Branch Administration

Other Officers

Andrew M. Hogue          Stan Simons                   David J. Stuber
Assistant Vice President Assistant Vice President      Assistant Vice President
Compliance and Security  Human Resources Director      Marketing Director

Richard E. Grejda
Assistant Vice President
Commercial Lending

Office Locations and Branch Managers
--------------------------------------------------------------------------------


Offices and Locations

Corporate Headquarters

612 Main Street
Emlenton, PA 16373
724 867-2311

Retail Banking Offices                                Branch Manager/Telephone

Emlenton Office                                       Michael J. Meals
612 Main Street                                       724 867-2311
Emlenton, PA 16373

Bon Aire Office                                       R. Dennis Fehl
1101 N. Main Street, Suite 1                          Assistant Vice President
Butler, PA 16003                                      724 283-4666

Brookville Office                                     C. Sue Solida
263 Main Street                                       814 849-8363
Brookville, PA 15825

Clarion Downtown Office                               Timothy G. Slaugenhoup
Sixth and Wood Street                                 814 226-7523
Clarion, PA 16214

Clarion Mall Office                                   Timothy G. Slaugenhoup
Room 400 Clarion Mall, RD 3                           814 226-7488
Clarion, PA 16214

DuBois Office                                         Frank J. Calderone
861 Beaver Drive                                      814 371-2166
DuBois, PA 15801

East Brady Office                                     R. Dennis Fehl
323 Kellys Way                                        Assistant Vice President
East Brady, PA 16028                                  724 526-5793

Eau Claire Office                                     Cindy L. Elder
207 S. Washington Street                              Assistant Vice President
Eau Claire, PA 16030                                  724 791-2591

Knox Office                                           Allan I. Johnson
Route 338 South                                       814 797-2200
Knox, PA 16232

Ridgway Office                                        James W. LeVier
173 Main Street                                       Assistant Vice President
Ridgway, PA 15853                                     814 773-3195


                            EMCLAIRE FINANCIAL CORP.
                                 612 Main Street
                          Emlenton, Pennsylvania 16373
                              Phone: (724) 867-2311