Form 10KSB, Exhibit 13
period 2002-12-31
EMCLAIRE FINANCIAL CORP
filed 2003-03-24
CIK 858800

EXHIBIT 13

   Annual Report to Stockholders for the fiscal year ended December 31, 2002

EMCLAIRE FINANCIAL CORP.



2002



A N N U A L
R E P O R T


Table of Contents

       Consolidated Financial Highlights...................................................................1
       Chairman's Letter...................................................................................2
       Selected Consolidated Financial Data................................................................3
       Customer Service...Staying the Course...............................................................4
       Management's Discussion and Analysis of
                Financial Condition and Results of Operations..............................................6
       Consolidated Financial Statements..................................................................21
       Notes to Consolidated Financial Statements.........................................................25
       Report of Independent Auditors.....................................................................43
       Stock and Dividend Information.....................................................................44
       Corporate Information..............................................................................45
       Board of Directors and Officers....................................................................46
       Office Locations and Branch Managers................................................Inside Back Cover


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

Consolidated Financial Highlights
---------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                     As of or for the
                                                  year ended December 31,
                                                   2002           2001         Change
                                                 ----------    -----------    ---------

       Balance Sheet:

          Total assets                            $238,577       $216,717           10%
          Loans receivable, net                    169,557        160,540            6%
          Total deposits                           204,425        189,470            8%
          Stockholders' equity                      22,680         21,111            7%
          Stockholders' equity per share             17.02          15.84            7%

       Income Statement:

          Net income                                $2,257         $1,705           32%
          Net interest income                        9,492          8,492           12%
          Net income per share                        1.69           1.28           32%
          Cash dividends per share                    1.03           0.70           47%

       Key Ratios:

          Return on average assets                    0.99%          0.84%          18%
          Return on average stockholders' equity     10.21%          8.35%          22%
          Efficiency ratio                           64.98%         69.58%         (7%)

-----------------------------------------------------------------------------------------

         Asset & Loan Growth                Deposit and Equity Growth

        1998  1999 2000 2001 2002           1998 1999 2000 2001 2002
Assets  $194  $192 $194 $217 $239  Deposits $170 $168 $171 $189 $204
Loans   $134  $139 $152 $161 $170  Equity    $21  $21  $20  $21  $23


--------------------------------------------------------------------------------
Emclaire Financial Corp.               1                      2002 Annual Report

Chairman's Letter
--------------------------------------------------------------------------------

Dear Stockholders and Friends:


                                  David L. Cox
                           Chairman, President and CEO

The year 2002 was an indication what hard work, planning, and dedicated employees can accomplish. Over the last several years, we have been building a management team and a vision to lead us into the future as a community bank. This year we witnessed a result of the effort we have put forth over the past several years. Net income increased over 30% and we achieved a record earnings year. Deposit growth was strong, increasing 8% and loans increased almost 6%. The record earnings allowed us to declare a special dividend to shareholders in the fourth quarter as an indication of our continued success.

The vision we have been building over the past several years is to be the "number one community bank in western Pennsylvania". The strong growth and increased earnings are indications we are having success in this area. We planned and opened a new office in the Butler area to help us succeed in our vision. Our office at the intersection of route 68 and Meridian road opened on January 23, 2003. This is our first office attached to a convenience store and will offer customers in the Butler and Meridian area another avenue for banking with a community bank.

In 2002, we also began a major remodeling project in the Emlenton Office. When completed, Emlenton will see a new and expanded office, loan processing department, and enhanced executive and board offices. This project was undertaken not only to provide a better facility for our Emlenton customers, but also to show our commitment to the Emlenton community and to our dedication to remain an independent community bank. Lee Ligo of Slippery Rock was chosen to design the renovations and Joe McNany of Emlenton is the general contractor. We are working closely with the Historical Society to restore the original look of the outside of the building. We hope to have this project completed by mid year and look forward to an open house that will show off our newly remodeled facility.

We continue to bring new products to our customers. We had been working on a new internet banking product in 2002 and have now introduced it to our customers in January 2003. This product will offer our customers the convenience of doing their banking from their home or from anywhere in the world. It includes the ability to review balances and statements, transfer funds between accounts, and to utilize bill payments over the internet. This type of product is a great addition to the others we offer, such as telephone banking and debit cards. We have the unique opportunity to offer technology that circumvents the globe with a hometown attitude.

Our employees continue to be one of the most important keys to our success. The past year was one of becoming more efficient with our staff. We are consolidating our two branches in Clarion and we are also using more part-time employees to help serve our customers more efficiently. The employees have been very supportive and the board of directors and management remain dedicated to the needs of our employees. By having a loyal and dedicated staff, we are able to offer excellent customer service. This translates into more efficiency and better shareholder value. We can see the results of these changes in our profitable performance over the past year. We are positioned to continue to grow in the future, with dedicated employees, strong capital, and the ability to compete in a very competitive market. I would like to thank all the shareholders for their continued confidence and support of our efforts.

Very truly yours,

/s/ David L. Cox

David L. Cox
Chairman of the Board,
President and Chief Executive Officer                           January 29, 2003


--------------------------------------------------------------------------------
Emclaire Financial Corp.               2                      2002 Annual Report

Selected Consolidated Financial Data
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                             -------------------------------------------------------
                                                                               As of December 31,
Financial Condition Data                                           2002       2001       2000       1999     1998(3)
------------------------                                     -------------------------------------------------------

   Total assets                                                $238,577   $216,717   $194,165   $192,004   $192,132
   Securities                                                    48,748     38,755     26,688     34,838     31,421
   Loans receivable, net                                        169,557    160,540    150,332    138,089    132,913
   Deposits                                                     204,425    189,470    171,125    168,425    169,870
   Borrowed funds                                                10,000      5,000      2,000      2,000      2,000
   Stockholders' equity                                          22,680     21,111     20,045     20,804     21,101
   Stockholders' equity per common share                         $17.02     $15.84     $15.04     $15.11     $15.12
   Tangible stockholders' equity per common share                $15.82     $14.54     $13.53     $12.87     $12.81

                                                             -------------------------------------------------------
                                                                         For the year ended December 31,
Operations Data                                                    2002       2001      2000(1)     1999     1998(3)
---------------                                              -------------------------------------------------------

   Interest income                                              $14,653    $14,589    $14,402    $13,652    $11,343
   Interest expense                                               5,161      6,097      5,832      5,647      4,669
                                                             ----------- ---------- ---------- ---------- ----------
   Net interest income                                            9,492      8,492      8,570      8,005      6,674
   Provision for loan losses                                        381        154        209        162        200
                                                             ----------- ---------- ---------- ---------- ----------
   Net interest income after provision for loan losses            9,111      8,338      8,361      7,843      6,474
   Noninterest income                                             1,400      1,339      1,187        860        793
   Noninterest expense                                            7,420      7,254      8,977      6,167      5,354
                                                             ----------- ---------- ---------- ---------- ----------
   Net income before income taxes                                 3,091      2,423        571      2,536      1,913
   Provision for income taxes                                       834        718        567        782        590
                                                             ----------- ---------- ---------- ---------- ----------

   Net income                                                    $2,257     $1,705         $4     $1,754     $1,323
                                                             =========== ========== ========== ========== ==========

      Average common shares outstanding                       1,332,835  1,332,835  1,348,210  1,394,473  1,186,540
      Net income per common share                                 $1.69      $1.28      $0.00      $1.26      $1.12
      Dividends per share (4)                                     $1.03      $0.70      $0.62      $0.57      $0.50

                                                             -------------------------------------------------------
                                                                    As of or for the year ended December 31,
Other Data                                                         2002       2001      2000(1)     1999     1998(3)
----------                                                   -------------------------------------------------------

   Performance Ratios
      Return on average assets                                     0.99%      0.84%         -       0.90%      0.85%
      Return on average equity                                    10.21%      8.35%      0.02%      8.27%      8.08%
      Yield on interest-earning assets (2)                         6.93%      7.69%      8.04%      7.70%      7.94%
      Cost of interest-bearing liabilities                         2.99%      3.99%      4.06%      3.89%      4.02%
      Cost of funds                                                2.53%      3.35%      3.38%      3.29%      3.36%
      Interest rate spread (2)                                     3.94%      3.70%      3.98%      3.81%      3.92%
      Net interest margin (2)                                      3.94%      4.52%      4.83%      4.56%      4.71%
      Efficiency ratio (2)                                        64.98%     69.58%     86.99%     64.01%     65.63%
      Noninterest expense to average assets                        3.25%      3.56%      4.62%      3.18%      3.43%
      Interest-earning assets to average assets                   94.65%     94.42%     93.39%     92.71%     92.56%
      Loans to deposits                                           82.94%     84.73%     87.85%     81.99%     78.24%
      Dividend payout ratio (4)                                   60.95%     54.72%         -      45.24%     44.64%
   Asset Quality Ratios
      Non-performing loans to total loans                          0.68%      0.78%      0.59%      0.50%      0.98%
      Non-performing assets to total assets                        0.49%      0.58%      0.48%      0.42%      0.72%
      Allowance for loan losses to total loans                     0.93%      0.90%      0.96%      0.98%      1.00%
      Allowance for loan losses to non-performing loans          136.81%    117.59%    162.22%    195.31%    102.06%
   Capital Ratios
      Stockholders' equity to assets                               9.51%      9.74%     10.32%     10.84%     10.98%
      Tangible stockholders' equity to tangible assets             8.90%      9.01%      9.38%      9.38%      9.47%
      Average equity to average assets                             9.69%     10.02%     10.71%     10.94%     10.50%

--------------------------------------------------------------------------------------------------------------------


(1) Exclusive of $2.0 million ($1.8 million net of applicable income tax benefits) in charges for the write-down of an intangible asset assessed as impaired of $1.6 million and a decline in the value of a marketable security determined to be other than temporary of $448,000, net income, noninterest expense, return on average assets, return on average equity, noninterest expense to average assets, and efficiency ratio would have been $1.8 million, $6.5 million, 0.94%, 8.77%, 3.36% and 65.32%, respectively, for the year ended December 31, 2000.
(2)  Interest income utilized in calculation is on a fully tax equivalent basis.
(3)  In August 1998 the Corporation acquired Peoples Savings Financial
     Corporation.
(4)  Includes $0.25 per share special cash dividend paid in December 2002.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               3                      2002 Annual Report

Customer Service...Staying the Course
--------------------------------------------------------------------------------

     Community banking remained the focus throughout 2002 and now into 2003. In all aspects of the Bank's operations - from customer satisfaction to new product development, from community involvement to expanding our service area, and from employee development to system enhancement - the Farmers National Bank of Emlenton's vision to be the Number One Community Bank in Western Pennsylvania has continued.
     To reinforce and realize the Bank's vision during the past year, the Bank sponsored employee meeting nights, continued the "Donuts with Dave" employee and President meeting program, encouraged customer and community feedback through the "Tell it to the President" campaign, introduced a new home equity loan product and began construction on improvements to the Bank's main office and corporate headquarters. During early 2003, the Bank launched Internet banking and opened a new branch office in Butler, Pennsylvania.
     During 2002, management sponsored two employee "Vision" nights where all employees and management met to review past accomplishments and set forth future goals. In June, with a baseball field as the backdrop and all Farmers employees wearing team hats and shirts, our emphasis was on the importance of all 102 employees moving in unison to accomplish organizational goals. Management discussed and reviewed objectives on how each team member was integral to the Bank's success. In the fall, a second vision night focused on the various departments and branch offices of the Bank. Each area exhibited - through skits, presentations, poems and songs - the positive aspects that make Farmers National Bank a special place to work and bank.
     At the end of the evening, a video tied all the teams together presenting one team working to be the number one community bank in Western Pennsylvania.
     Again this year, employees had the chance to meet regularly in small groups with Dave Cox, the Bank's President, to discuss current issues and concerns during "Donuts with Dave" meetings. These informal meetings provide Dave with direct feedback and the opportunity to discuss the organization as well as offering a forum for direct employee questions. This program, in place for a couple of years, has proven to be successful in facilitating management-employee communication.
     Farmers is not only concerned with employee feedback, but also wants to know what customers and the community are thinking about the Bank and the service received. The "Tell it to the President" campaign addressed this issue. Displays and feedback cards were strategically placed throughout the branch offices, affording customers the opportunity to fill out a card and drop it in the box. All cards were reviewed and addressed directly by Dave. The results of this campaign were positive and served as a good barometer of what customers are thinking.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               4                      2002 Annual Report


     A Home Equity Loan Campaign was also offered during the year in an old-fashioned lighthearted way. This campaign read "Are you steamed over high credit card bills?" and presented customers a great home equity loan product as well as a free iron with each loan application. The results were quite favorable as this campaign generated more than 150 loan accounts during a three-month period.
     Farmers demonstrated its commitment to the local area and to providing a safe, pleasant place to bank and work with the commencement of a $1 million renovation project for its main office and corporate headquarters in Emlenton, Pennsylvania. This project, reviewed by management and the Board of Directors throughout 2002 and started in December 2002, will provide historical significance to the Emlenton area as the historic integrity of the building is being restored. Included in the renovations of this 100 year-old building is an expanded and improved lobby as well as enhanced, more efficient corporate and administrative offices. The Bank is working with a local architect, contractors and state and federal historic agencies to complete this project by mid-year 2003.
     Internet banking @ www.farmersnb.com was launched in January 2003 as another service convenience to customers. This service allows customers to go on-line to check account balances or transfer funds 24 hours a day, seven days a week. Customers can also download financial information from other financial software packages and pay bills and order new checks on-line from their home, business or other location.
     Farmers' commitment to providing expanded service and to growing our franchise was evidenced by the recent opening of its newest office on Meridian Road in Butler, Pennsylvania. This full service office with three drive-thru lanes and an automatic teller machine will serve the east-Butler area. A dignitary night kicked off the opening in late-January 2003.
     We will continue to seek favorable growth investment opportunities, similar to this new Meridian Office, as we move forward to expand our franchise and service area.
     The Farmers National Bank of Emlenton's commitment to community banking is paying off as we continue to grow after more than 102 years of operation. "Serving this Area from this Area" is more than Farmer's slogan, it's the way we do business.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               5                      2002 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview
--------

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

Forward Looking Statements
--------------------------

Discussions of certain matters in this Annual Report and other related year end documents may constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations, are generally identifiable by the use of words or phrases such as "believe", "plan", "expect", "intend", "anticipate", "estimate", "project", "forecast", "may increase", "may fluctuate", "may improve" and similar expressions of future or conditional verbs such as "will", "should", "would", and "could". These forward-looking statements relate to, among other things, expectations of the business environment in which the Corporation operates, projections of future performance, potential future credit experience, perceived opportunities in the market, and statements regarding the Corporation's mission and vision. The Corporation's actual results, performance, and achievements may differ materially from the results, performance, and achievements expressed or implied in such forward-looking statements due to a wide range of factors. These factors include, but are not limited to, changes in interest rates, general economic conditions, the demand for the Corporation's products and services, accounting principles or guidelines, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, U.S. Treasury, and Federal Reserve, real estate markets, competition in the financial services industry, attracting and retaining key personnel, performance of new employees, regulatory actions, changes in and utilization of new technologies, and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission (SEC) from time to time, including the Quarterly Reports on Form 10-QSB. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               6                      2002 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Changes in Financial Condition
------------------------------

Total assets increased $21.9 million or 10.1% to $238.6 million at December 31, 2002 from $216.7 million at December 31, 2001. This increase was primarily due to increases in securities of $10.0 million, and loans receivable of $9.0 million. Also contributing to the increase in total assets was the purchase of $4.0 million in bank-owned life insurance during the third quarter of 2002. Partially offsetting the net increase in assets was a decrease in cash and cash equivalents of $1.4 million as these funds were utilized, in part, to fund growth in the aforementioned earning-asset categories.

The increase in the Corporation's total assets was primarily funded by increases in total liabilities of $20.3 million or 10.4% and total stockholders' equity of $1.6 million or 7.4%. The increase in total liabilities was primarily due to increases in customer deposits of $15.0 million or 7.9% and borrowed funds of $5.0 million. This increase in deposits, experienced industry-wide, reflects lower stock market returns in recent years and the corresponding desire of customers to seek the safety of government insured bank deposits.

Cash and cash equivalents. Cash on hand, interest-earning deposits and federal funds sold decreased a combined $1.4 million or 15.7% to $7.7 million at December 31, 2002 from $9.2 million at December 31, 2001. These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer deposit withdrawals, new loan originations or other loan fundings, security purchases, repayments of borrowed funds and cash dividends to stockholders. The decrease experienced during 2002 was a direct result of funding shorter-term higher yielding investment securities, loan growth and concerted efforts by management to reduce the levels of non-earning cash reserves maintained in the Bank's branch network.

Securities. Securities increased $10.0 million or 25.8% to $48.7 million at December 31, 2002 from $38.8 million at December 31, 2001. This net increase resulted from security purchases totaling $42.6 million, comprised of purchases of short-term commercial paper, U.S. Government agency and municipal securities of $17.3 million, $20.0 million and $5.3 million, respectively, during 2002. Partially offsetting the net increase in securities were security maturities and calls totaling $33.5 million, comprised of commercial paper, U.S. Government agency and municipal securities of $17.3 million, $15.5 million and $715,000, respectively, during 2002. Also contributing to the change in securities for the year was an increase in the unrealized gain on securities available for sale. The overall increase in securities for the year resulted from management deploying funds obtained through deposit growth as well as borrowed funds, that outpaced loan production, into marketable securities within targeted maturity terms and where optimal yields could be realized.

Loans receivable. Net loans receivable increased $9.0 million or 5.6% to $169.6 million at December 31, 2002 from $160.5 million at December 31, 2001. This increase can be attributed to growth in the Corporation's commercial loan portfolios. Commercial real estate loans increased $8.5 million or 32.2% and commercial business loans increased $1.1 million or 5.3% as business activity in the Bank's markets have increased as a result of the lower interest rate environment as well as an increased focus by management on commercial lending. Also contributing to the growth in the loan portfolio was an increase in home equity loans of $3.7 million or 23.9% due primarily to home equity loan campaigns put forth during the year. First mortgage loans decreased $2.5 million or 3.0% during the year amid considerable refinancing activity. During the year $1.3 million of fixed-rate conforming 20- and 30-year mortgages were sold in connection with managing interest rate risk. As noted, during the year the Corporation experienced significant refinancing activity in its real estate loan portfolios as a result of the decline in market interest rates.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               7                      2002 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets decreased $102,000 or 8.0% to $1.2 million or 0.49% of total assets at December 31, 2002 from $1.3 or 0.58% of total assets at December 31, 2001. Non-performing assets consisted of non-performing loans and REO of $1.2 million and $3,000, respectively, at December 31, 2002 and $1.3 million and $20,000, respectively, at December 31, 2001.

Federal bank stocks. Federal bank stocks were comprised of FHLB stock and FRB stock of $965,000 and $333,000, respectively, at December 31, 2002. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.

Bank-owned life insurance (BOLI). On September 30, 2002, the Corporation paid $4.0 million in BOLI premiums to obtain single premium life insurance policies on twenty officers and employees of the Bank. In addition to providing life insurance coverage, whereby the Bank as well as the officers and employees receive life insurance benefits, the appreciation of the cash surrender value of the BOLI will serve to offset and finance existing and future employee benefit costs. The BOLI premium paid is projected to preliminarily yield approximately 5.40% in tax-free non-cash appreciation on an annual basis.

Premises and equipment. Premises and equipment increased $290,000 or 8.6% to $3.7 million at December 31, 2002 from $3.4 million at December 31, 2001. The net increase resulted from capital expenditures of $750,000, primarily for remodeling of the Corporation's headquarters, investment in a new branch office, and data processing equipment upgrades, partially offset by normal depreciation of fixed assets of $460,000.

Goodwill and Core deposit intangibles. Core deposit intangibles decreased $146,000 or 46.3% to $169,000 at December 31, 2002 from $315,000 at December 31,
2001 as a result of normal amortization during the year. Upon adopting new accounting guidance effective January 1, 2002, the Corporation ceased amortizing goodwill.

Deposits. Total deposits increased $15.0 million or 7.9% to $204.4 million at December 31, 2002 from $189.5 million at December 31, 2001. The increase in customer deposits can be attributed to internal growth within the Bank's branch network across all major deposit categories. For the year, noninterest-bearing demand, interest-bearing demand and time deposits increased $3.5 million or 12.1%, $3.0 million or 4.3% and $8.5 million or 9.3%, respectively. This increase in deposits can be attributed primarily to a shift of customer funds from mutual funds and other equity investments to FDIC insured bank deposit products. This shift has happened industry-wide and has resulted from the national economic downturn and overall weaker stock market performance experienced during recent years.

Borrowed funds. Borrowed funds, or advances from the FHLB, increased $5.0 million to $10.0 million at December 31, 2002 from $5.0 million at December 31, 2001. The increase in advances was the result of management's matching long term borrowed funds with municipal investment securities with similar maturity terms to obtain an acceptable spread.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $349,000 or 53.2% to $1.0 million at December 31, 2002 from $656,000 at December 31, 2001 primarily as a result of increased accruals for incentive bonus and professional fee expenses to be paid in early 2003.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               8                      2002 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Capital Resources
-----------------

Total stockholders' equity increased $1.6 million or 7.4% to $22.7 million at December 31, 2002 from $21.1 million at December 31, 2001. Net income of $2.3 million in 2002, represented growth in earnings of $552,000 or 32.4% compared to last year. Returns on averages equity and assets were 10.21% and 0.99%, respectively for 2002.

The Corporation has maintained a strong capital position with a capital to assets ratio of 9.5% at December 31, 2002, a slight decline over the ratio of 9.7% a year earlier. While continuing to sustain this strong capital position, stockholders received dividends of $1.4 million in 2002, including a special fourth quarter 2002 cash dividend of $333,000. Exclusive of the special cash dividend, regular quarterly dividends increased to $1.0 million in 2002 from $931,000 in 2001. Stockholders have taken part in the Corporation's dividend reinvestment plan introduced during 2002 with 36% of registered shareholder accounts active in the plan at December 31, 2002.

Capital adequacy is the Corporation's ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2002, the Corporation and the Bank were in compliance with all regulatory capital requirements.

Liquidity
---------

The Corporation's primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2002 the Corporation used its sources of funds primarily to fund loan commitments and purchase securities. As of December 31, 2002, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $14.2 million, and standby letters of credit totaling $686,000. The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank's ability to meet demands for customer withdrawals and the repayment of short-term borrowings, and the Bank is currently in compliance with all liquidity policy limits.

At December 31, 2002, time deposits amounted to $99.0 million or 48.4% of the Corporation's total consolidated deposits, including approximately $31.0 million, which are scheduled to mature within the next year. Management of the Corporation believes that they have adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a line of credit and term borrowing capacity from the FHLB and, to a limited and rare extent, through the sale of loans. At December 31, 2002, the Corporation's borrowing capacity with the FHLB, net of funds borrowed, was $93.0 million.

Management is not aware of any conditions, including any regulatory recommendations or requirements, that would adversely impact its liquidity or its ability to meet funding needs in the ordinary course of business.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               9                      2002 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Changes in Results of Operations
--------------------------------

The Corporation reported net income of $2.3 million, $1.7 million and $4,000 in 2002, 2001 and 2000, respectively. The following "Average Balance Sheet and Yield/Rate Analysis" and "Analysis of Changes in Net Interest Income" tables should be utilized in conjunction with the discussion of net interest income.

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


---------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                      Year ended December 31,

                                                       2002                      2001                      2000
                                             --------------------------------------------------- --------------------------
                                              Average           Yield / Average           Yield / Average           Yield /
                                              Balance  Interest  Rate   Balance  Interest  Rate   Balance  Interest  Rate
---------------------------------------------------------------------------------------------------------------------------

Interest-earning assets:
------------------------

 Loans receivable                            $167,062  $12,441   7.45% $155,769  $12,668   8.13% $148,482  $12,481    8.41%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------

 Securities, taxable                           29,745    1,485   4.99%   19,871    1,202   6.05%   24,122    1,515    6.28%
 Securities, tax exempt                        12,970      902   6.95%    8,157      565   6.93%    7,089      480    6.77%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------
                                               42,715    2,387   5.59%   28,028    1,767   6.30%   31,211    1,995    6.39%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------

 Interest-earning cash equivalents              4,719       73   1.55%    7,296      272   3.73%      766       46    6.01%
 Federal bank stocks                            1,314       55   4.19%    1,255       80   6.37%    1,130       77    6.81%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------
                                                6,033      128   2.12%    8,551      352   4.12%    1,896      123    6.49%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------

 Total interest-earning assets                215,810   14,956   6.93%  192,348   14,787   7.69%  181,589   14,599    8.04%

 Cash and due from banks                        5,467                     6,168                     6,136
 Other noninterest-earning assets               6,741                     5,205                     6,707
                                             ---------                 ---------                 ---------

    Total assets                             $228,018                  $203,721                  $194,432
                                             =========                 =========                 =========

Interest-bearing liabilities:
--------------------------------------------
 Interest-bearing demand deposits             $71,983     $799   1.11%  $65,595   $1,312   2.00%  $65,393   $1,523    2.33%
 Time deposits                                 94,301    4,094   4.34%   85,696    4,714   5.50%   75,160    4,110    5.47%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------
                                              166,284    4,893   2.94%  151,291    6,026   3.98%  140,553    5,633    4.01%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------

 Borrowed funds                                 6,203      268   4.32%    1,370       71   5.18%    3,122      199    6.37%
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------

 Total interest-bearing liabilities           172,487    5,161   2.99%  152,661    6,097   3.99%  143,675    5,832    4.06%
 Noninterest-bearing demand deposits           31,679        -      -    29,411        -      -    29,041        -       -
                                             --------- -------- ------ --------- -------- ------ --------- -------- -------

 Funding and cost of funds                    204,166    5,161   2.53%  182,072    6,097   3.35%  172,716    5,832    3.38%

 Other noninterest-bearing liabilities          1,748                     1,232                       925
                                             ---------                 ---------                 ---------
    Total liabilities                         205,914                   183,304                   173,641
    Stockholders' equity                       22,104                    20,417                    20,791
                                             ---------                 ---------                 ---------

    Total liabilities and equity             $228,018                  $203,721                  $194,432
                                             ========= --------        ========= --------        ========= --------

Net interest income                                     $9,795                    $8,690                    $8,767
                                                       ========                  ========                  ========

Interest rate spread (difference between
 weighted average rate on interest-earning
 assets and interest-bearing liabilities)                        3.94%                     3.70%                      3.98%
                                                                ======                    ======                    =======

Net interest margin (net interest
 income as a percentage of average
 interest-earning assets)                                        4.54%                     4.52%                      4.83%
                                                                ======                    ======                    =======

--------------------------------------------------------------------------------
Emclaire Financial Corp.               10                     2002 Annual Report

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


--------------------------------------------------------------------------------------------------

 (In thousands)                                2002 versus 2001             2001 versus 2000

                                         Increase (decrease) due to    Increase (decrease) due to
                                       ------------------------------ ----------------------------
                                         Volume      Rate      Total    Volume    Rate     Total
--------------------------------------------------------------------------------------------------
 Interest income:
    Loans                                   $883    $(1,110)   $(227)     $601    $(414)     $187
    Securities                               839       (219)     620      (201)     (27)     (228)
    Interest-earning cash equivalents        (75)      (124)    (199)      250      (24)      226
    Federal bank stocks                        4        (29)     (25)        8       (5)        3
                                       ---------- ---------- -------- --------- -------- ---------

    Total interest-earning assets          1,651     (1,482)     169       658     (470)      188
                                       ---------- ---------- -------- --------- -------- ---------

 Interest expense:
    Deposits                                 554     (1,687)  (1,133)      428      (35)      393
    Borrowed funds                           211        (14)     197       (96)     (32)     (128)
                                       ---------- ---------- -------- --------- -------- ---------

    Total interest-bearing liabilities       765     (1,701)    (936)      332      (67)      265
                                       ---------- ---------- -------- --------- -------- ---------

 Net interest income                        $886       $219   $1,105      $326    $(403)     $(77)
                                       ========== ========== ======== ========= ======== =========


2002 Results Compared to 2001 Results

The Corporation reported net income of $2.3 million and $1.7 million for 2002 and 2001, respectively. The $552,000 increase or 32.4% increase in net income can be attributed to increases in net interest income and noninterest income of $1.0 million and $61,000, respectively, partially offset by increases in the provision for loan losses, noninterest expense and the provision for income taxes of $227,000, $166,000 and $116,000, respectively.

Net interest income. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities, and changes in the level of interest rates. Tax equivalent net interest income increased $1.1 million or 12.7% to $9.8 million for 2002, compared to $8.7 million for 2001. This increase in net interest income can be attributed to an increase in tax equivalent interest income of $169,000 and a decrease in interest expense of $936,000.

Interest income. Tax equivalent interest income increased $169,000 or 1.1% to $15.0 million for 2002, compared to $14.8 million for 2001. This increase can be attributed to an increase in interest earned on securities of $620,000, partially offset by decreases in interest earned on loans, interest-earning cash equivalents and federal bank stocks of $227,000, $199,000 and $25,000, respectively.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               11                     2002 Annual Report

Tax equivalent interest earned on loans receivable decreased $227,000 or 1.8% to $12.4 million for 2002, compared to $12.7 million for 2001. During that time, average loans increased $11.3 million or 7.3%, accounting for $880,000 in additional loan interest income. Due to the continually lower interest rate environment in 2002 versus 2001, this volume increase was more than offset by a decrease of $1.2 million relating to the 68 basis point reduction in the average interest rate earned on the loan portfolio.

Aside from changes in the volume and rates of loans receivable discussed above, $93,000 of the increase in loan net interest income between the years can be attributed to the payoff of a previously non-performing commercial real estate loan in March 2002 that had been on non-accrual status. In connection with the loan payoff, the Corporation received all principal and interest due under the contractual terms of the loan agreement and therefore interest collected was recorded as loan interest income during the current period.

Tax equivalent interest earned on securities increased $620,000 or 35.1% to $2.4 million for 2002, compared to $1.8 million for 2001. The average volume of these assets increased $14.7 million or 52.4% - as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, tax-free municipal securities and U.S. Government agency securities - accounting for $839,000 of the increase in interest income. The average rate of securities decreased 71 basis points during 2002 resulting in an offsetting reduction in such interest income of $219,000.

Interest earned on interest-earning deposit accounts, including federal funds sold, decreased $199,000 to $73,000 for 2002, compared to $272,000 for 2001, as a result of lower average balances maintained and a decline in the yield on these funds. Interest earned on federal bank stocks declined primarily as a result of lower yields on these instruments in 2002 versus 2001.

Interest expense. Interest expense decreased $936,000 or 15.4% to $5.2 million for 2002, compared to $6.1 million for 2001. This decrease in interest expense can be attributed to a decrease in interest incurred on deposits of $1.1 million, partially offset by an increase in interest incurred on borrowed funds of $197,000.

Deposit interest expense decreased $1.1 million or 18.8% to $4.9 million for 2002, compared to $6.0 million for 2001. This decrease in interest expense can be attributed to a 104 basis point decline in the cost of interest-bearing deposits to 2.94% for 2002 versus 3.98% for 2001 resulting in a reduction in expense due to rate of $1.7 million. The favorable rate variance was partially offset by an increase in average interest-bearing deposits of $15.0 million or 9.9% between 2002 and 2001 resulting in additional interest expense of $554,000. As noted, this increase in deposits, despite the historically low interest rate environment, has been market driven as stock market investors nationwide have returned to community banks as a safer alternative for investing funds.

Interest expense on borrowed funds increased $197,000 to $268,000 for 2002, compared to $71,000 for 2001 due to a $5.0 million FHLB term borrowing placed in November 2002 and a similar $5.0 million FHLB term borrowing placed in late 2001.

Provision for loan losses. The Corporation records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses inherent in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Corporation originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               12                     2002 Annual Report

The provision for loan losses increased $227,000 to $381,000 for 2002, compared to $154,000 for 2001. The Corporation's allowance for loan losses amounted to $1.6 million or 0.93% of the Corporation's total loan portfolio at December 31, 2002, compared to $1.5 million or 0.90% at December 31, 2001. The allowance for loan losses as a percentage of non-performing loans at December 31, 2002 and 2001 was 136.8% and 117.6%, respectively. The increase in the provision for loan losses from 2001 to 2002 was primarily due to increased charge-offs in 2002 and continued growth in the loan portfolio.

Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, including fees on depository accounts, general transaction and service fees, security and loan gains and losses, and earnings on BOLI. Noninterest income increased $61,000 or 4.6% to $1.4 million for 2002, compared to $1.3 million for 2001. This increase can be attributed to a gain of $39,000 on loans sold during the third quarter 2002, $58,000 on BOLI earnings as a result of the Corporation's aforementioned BOLI purchase during 2002 and a gain on the sale of a former office facility. Partially offsetting this increase in noninterest income was decrease of $61,000 in service fees earned - primarily overdraft fees as customers have followed previously prescribed guidelines to assist in managing account overdrafts.

Noninterest expense. Noninterest expense increased $166,000 or 2.3% to $7.4 million for 2002, compared to $7.3 million for 2001. This increase in noninterest expense is comprised of increases in compensation and employee benefits, premises and equipment and other expenses of $134,000, $43,000 and $119,000, respectively, partially offset by reduction in intangible amortization expense of $130,000.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $134,000 or 3.4%. Normal annual salary and wage adjustments, increased pension costs and a higher accrual for incentive compensation, which is based on return on average asset and equity ratios, were the major components of this increase. Partially offsetting this increase was a reduction in headcount through normal attrition between 2002 and 2001, an increase in standard loan costs deferred associated with personnel early in 2002, and the elimination of temporary staffing costs incurred in 2001, but not 2002.

In October 2002, the Bank entered into supplemental executive retirement plan
(SERP) agreements with six of its executives. In addition, effective January 1, 2003, the Corporation elected to begin matching employee contributions under the Bank's 401(k) retirement plan and expects increased compensation as a result of these matching contributions. The Bank has purchased the aforementioned BOLI policies out of general assets to provide sufficient funds to pay the benefits provided under the SERP agreements and to fund the 401(k) match. The Corporation expects an additional $50,000 and $72,000 per year in compensation expense to fund the additional costs under the SERP agreements and the 401(k) match, respectively, over the next five years.

Premises and equipment expense increased $43,000 or 3.9% as a result of depreciation in connection with capital improvement projects, primarily the Knox office consolidation, that occurred in late 2001 and certain equipment upgrades realized in 2002. Also contributing to the increase was an increase in rent on the Knox office after consolidation and certain repair and maintenance projects during the year.

Intangible amortization expense decreased $130,000 as a result of the Corporation's adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No.'s 142, "Goodwill and Other Intangible Assets" and 147, "Acquisitions of Certain Financial Institutions," effective January 1, 2002.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               13                     2002 Annual Report

Other expense increased $119,000 or 6.0% primarily as a result of increased professional fees due principally to legal counsel fees associated with new corporate governance legislation and the retention of new accounting firms and separating the internal and external audit functions at the beginning of 2002; retaining a transfer agent in late 2001 to assist in shareholder record keeping and maintenance; and increased telephone and data communication costs, among other variances between the two years. Partially offsetting this increase was a decrease in software amortization expense as certain amortization periods expired in late 2001 and in 2002 and a reduction of other expenses primarily as a result of reevaluating deferred standard loans costs at the beginning of 2002.

2001 Results Compared to 2000 Results

The Corporation reported net income of $1.7 million and $4,000 for 2001 and 2000, respectively. The $1.7 million increase in net income between 2001 and 2000, can primarily be attributed to charges taken in the fourth quarter of 2000 totaling $2.0 million ($1.8 million net of applicable income tax benefit). These charges included the write down of intangible assets assessed as permanently impaired of $1.6 million and a decline in the value of a marketable security determined to have an other than temporary decline in value of $448,000.

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

During the fourth quarter of 2000, a non-recurring charge of $448,000 was recorded to recognize a decline in the value of a marketable equity security investment in another financial institution that was determined to be other than temporary. In assessing the operations and financial performance of the issuing entity, no weaknesses or adverse trends were noted. However, due to the general decline in the value of financial sector securities, management's determination, at that time, was that this decline would not be recovered in the foreseeable future. This investment had a cost and market value of $1.5 million and $959,000, respectively, at December 31, 2000, near the time of the write-down charge. At December 31, 2002, the market value of this investment was $1.5 million.

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

During 2001, the Corporation and the nation experienced a historically dramatic drop in national market interest rates with the federal funds discount rate decreasing 375 basis points to 1.75% in December 2001 from 5.50% in January 2001. Over the same period, the national prime-lending rate has declined similarly from 9.50% to 4.75%.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               14                     2002 Annual Report

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

Tax equivalent interest earned on loans receivable increased $187,000 or 1.5% to $12.7 million for 2001, compared to $12.5 million for 2000. This increase was primarily attributable to an increase in the average balance of loans outstanding of $7.3 million or 4.9% to $155.8 million for 2001 compared to $148.5 million for 2000. Partially offsetting this volume increase was a decline in the yield on loans to 8.13% for 2001, compared to 8.41% for 2000. As noted previously, the increase in average loans receivable can be attributed to the development of certain new consumer loan products and increased sales efforts in the Bank's branch network, as well as increased market demand. The 28 basis point decline in the yield on loans can be directly attributed to the decline in national market interest rates noted above and the corresponding effect of this decline on the Corporation's variable rate loans, mortgage refinancings and lower attainable yields on new loan originations.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.               15                     2002 Annual Report

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

Provision for loan losses. The provision for loan losses decreased $55,000 or 26.3% to $154,000 for 2001, compared to $209,000 for 2000. The Corporation's allowance for loan losses amounted to $1.5 million or 0.90% of the Corporation's total loan portfolio at December 31, 2001, compared to $1.5 million or 0.96% at December 31, 2000. The allowance for loan losses as a percentage of non-performing loans at December 31, 2001 and 2000 was 117.59% and 162.22%, respectively.

Noninterest income. Noninterest income increased $152,000 or 12.8% to $1.3 million for 2001, compared to $1.2 million for 2000. This increase in noninterest income is primarily attributed to increased transactional activity associated with the growth of the deposit and loan portfolios during 2001.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.               16                     2002 Annual Report

Market Risk Management
----------------------

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

Interest Rate Sensitivity Gap Analysis

The implementation of asset and liability initiatives and strategies and compliance with related policies, combined with other external factors such as demand for the Corporation's products and economic and interest rate environments in general, has resulted in the Corporation maintaining a one-year cumulative interest rate sensitivity gap ranging between a positive and negative 20% of total assets. The one-year interest rate sensitivity gap is identified as the difference between the Corporation's interest-earning assets that are scheduled to mature or reprice within one year and its interest-bearing liabilities that are scheduled to mature or reprice within one year.

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

At December 31, 2002, the Corporation's interest-earning assets maturing or repricing within one year totaled $81.8 million while the Corporation's interest-bearing liabilities maturing or repricing within one-year totaled $103.7 million, providing an excess of interest-bearing liabilities over interest-earning assets of $21.8 million or a negative 9.2% of total assets. At December 31, 2002, the percentage of the Corporation's assets to liabilities maturing or repricing within one year was 78.9%.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               17                     2002 Annual Report

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2002 which are expected to mature, prepay or reprice in each of the future time periods presented:


(Dollar amounts in thousands)                    Due in    Due within  Due within  Due within   Due in
                                               six months  six months    one to     three to     over
                                                 or less   to one year three years five years five years   Total
------------------------------------------------------------------------------------------------------------------

Total interest-earning assets                     $58,875     $22,964     $70,512    $32,025    $38,035  $222,411

Total interest-bearing liabilities                 88,139      15,547      36,031     27,714     14,233   181,664
                                               ----------- ----------- ----------- ---------- ---------- ---------

Maturity or repricing gap during the period      $(29,264)     $7,417     $34,481     $4,311    $23,802   $40,747
                                               =========== =========== =========== ========== ========== =========

Cumulative gap                                   $(29,264)   $(21,847)    $12,634    $16,945    $40,747
                                               =========== =========== =========== ========== ==========

Ratio of gap during the period to total assets    (12.27%)       3.11%      14.45%      1.81%      9.98%
                                               =========== =========== =========== ========== ==========

Ratio of cumulative gap to total assets           (12.27%)     (9.16%)       5.30%      7.10%     17.08%
                                               =========== =========== =========== ========== ==========

Total assets                                                                                             $238,577
                                                                                                         =========



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

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution's interest rate risk position regarding maturities, repricing and prepayments. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Corporation has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.               18                     2002 Annual Report

The Corporation has established the following guidelines for assessing interest rate risk:

       Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 25% for a one-year period.

       Portfolio equity simulation. Portfolio equity is the net present value of the company's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 30% of stockholders' equity.

These guidelines take into consideration the current interest rate environment, the Corporation's financial asset and financial liability product mix and characteristics and liquidity sources among other factors. Given the current rate environment, a drop in short-term market interest rates of 200 basis points immediately or over a one-year horizon would seem unlikely. This should be considered in evaluating modeling results outlined in the table below.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2002 remained constant. The impact of the market rate movements on net interest income and return on average equity was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2002 levels for net interest income and return on average equity. The impact of market rate movements on portfolio equity was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2002:

                                                        Increase          Decrease
                                                   ------------------------------------
                                                     +100     +200     -100     -200
                                                      BP        BP       BP       BP
---------------------------------------------------------------------------------------

Net interest income - increase (decrease)              5.38%    6.84% (16.26%) (35.09%)

Return on average equity - increase (decrease)         5.38%    6.84% (16.26%) (35.09%)

Portfolio equity - increase (decrease)               (0.75%)  (6.62%)  (5.70%) (10.72%)

Impact of Inflation and Changing Prices
---------------------------------------

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.               19                     2002 Annual Report

Recent Accounting and Regulatory Pronouncements
-----------------------------------------------

On January 1, 2002, the Corporation adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This statement changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. However, this statement did not amend SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," which requires recognition and amortization of unidentified intangible assets relating to the acquisitions of certain financial institutions or branches thereof.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which amends and reconsiders certain provisions of SFAS No. 72. This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution. The statement provides that unidentified intangible assets associated with branch acquisitions, considered a business combination under the provisions of SFAS No. 141, "Business Combinations," should be reclassified as goodwill and accounted for under the provisions of SFAS No. 142. This statement was effective on October 1, 2002, with earlier application permitted. In September 2002, the Corporation adopted SFAS No. 147. At December 31, 2002, the Corporation had $484,000 in previously classified SFAS No. 72 unidentified intangible assets classified as goodwill.

On July 30, 2002, President Bush signed into law new legislation that addresses accounting oversight and corporate governance. The new law creates a five-member oversight board appointed by the Securities and Exchange Commission (SEC) that will set standards for accountants and have investigative and disciplinary powers. The new legislation bars accounting firms from providing a number of consulting services to audit clients and requires accounting firms to rotate partners among client assignments every five years. The new legislation also increases penalties for financial crimes, requires expanded disclosure of corporate operations and internal controls, enhances controls on and reporting of insider trading, expands the SEC's budget, and places statutory separations between investment bankers and analysts. Management is currently evaluating recently adopted SEC rulemaking and its impact upon the Corporation. The Corporation utilizes its external attestation auditor only for audit services and assistance with the preparation of tax returns.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               20                     2002 Annual Report

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)
                                                                                   December 31,
                                                                         --------------------------------
                                                                             2002               2001
                                                                         -------------      -------------

                                 Assets
                                 -----

Cash and due from banks                                                        $5,495             $7,127
Interest-earning deposits in banks                                              2,221                620
Federal funds sold                                                                  -              1,410
                                                                         -------------      -------------
  Cash and cash equivalents                                                     7,716              9,157
Securities available for sale                                                  48,719             38,695
Securities held to maturity; fair value of $29 and $61                             29                 60
Loans receivable, net of allowance for loan losses of $1,587 and $1,464       169,557            160,540
Federal bank stocks                                                             1,298              1,261
Bank-owned life insurance                                                       4,054                  -
Accrued interest receivable                                                     1,325              1,251
Premises and equipment, net                                                     3,678              3,388
Goodwill                                                                        1,422              1,422
Core deposit intangibles                                                          169                315
Prepaid expenses and other assets                                                 610                628
                                                                         -------------      -------------

        Total assets                                                         $238,577           $216,717
                                                                         =============      =============

                  Liabilities and Stockholders' equity
                  ------------------------------------

Liabilities:
  Deposits:
       Noninterest bearing                                                    $32,762            $29,199
       Interest bearing                                                       171,663            160,271
                                                                         -------------      -------------
        Total deposits                                                        204,425            189,470
  Borrowed funds                                                               10,000              5,000
  Accrued interest payable                                                        467                480
  Accrued expenses and other liabilities                                        1,005                656
                                                                         -------------      -------------

       Total liabilities                                                      215,897            195,606
                                                                         -------------      -------------

Stockholders' equity:
  Preferred stock, $1.00 par value, 3,000,000 shares authorized;
       none issued                                                                  -                  -
  Common stock, $1.25 par value, 12,000,000 shares authorized;
       1,395,852 shares issued; 1,332,835 shares outstanding                    1,745              1,745
  Additional paid-in capital                                                   10,871             10,871
  Treasury stock, at cost; 63,017 shares                                         (971)              (971)
  Retained earnings                                                             9,978              9,094
  Accumulated other comprehensive income                                        1,057                372
                                                                         -------------      -------------

       Total stockholders' equity                                              22,680             21,111
                                                                         -------------      -------------

        Total liabilities and stockholders' equity                           $238,577           $216,717
                                                                         =============      =============

See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               21                     2002 Annual Report

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                               Year ended December 31,
                                                    ---------------------------------------------
                                                           2002            2001           2000
                                                    --------------   -------------   ------------

Interest and dividend income:
  Loans receivable, including fees                        $12,419         $12,646        $12,433
  Securities:
    Taxable                                                 1,485           1,202          1,515
    Exempt from federal income tax                            621             389            331
  Federal bank stocks                                          55              80             77
  Deposits with banks and federal funds sold                   73             272             46
                                                    --------------   -------------   ------------
    Total interest and dividend income                     14,653          14,589         14,402
                                                    --------------   -------------   ------------

Interest expense:
  Deposits                                                  4,893           6,026          5,633
  Borrowed funds                                              268              71            199
                                                    --------------   -------------   ------------
    Total interest expense                                  5,161           6,097          5,832
                                                    --------------   -------------   ------------

Net interest income                                         9,492           8,492          8,570
  Provision for loan losses                                   381             154            209
                                                    --------------   -------------   ------------

Net interest income after provision for loan losses         9,111           8,338          8,361
                                                    --------------   -------------   ------------

Noninterest income:
  Fees and service charges                                    969           1,030            864
  Gain on the sale of loans                                    39               -              -
  Earnings on bank-owned life insurance                        58               -              -
  Other                                                       334             309            323
                                                    --------------   -------------   ------------
    Total noninterest income                                1,400           1,339          1,187
                                                    --------------   -------------   ------------

Noninterest expense:
  Compensation and employee benefits                        4,021           3,887          3,617
  Premises and equipment, net                               1,136           1,093          1,029
  Intangible amortization expense                             146             276            318
  Other                                                     2,117           1,998          4,013
                                                    --------------   -------------   ------------
    Total noninterest expense                               7,420           7,254          8,977
                                                    --------------   -------------   ------------

Income before provision for income taxes                    3,091           2,423            571
  Provision for income taxes                                  834             718            567
                                                    --------------   -------------   ------------

Net income                                                 $2,257          $1,705             $4
                                                    ==============   =============   ============

Net income per share                                        $1.69           $1.28             $-
Dividends per share                                         $1.03           $0.70          $0.62

Average common shares outstanding                       1,332,835       1,332,835      1,348,210


See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               22                     2002 Annual Report

Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                         Accumulated
                                                       Additional                          Other          Total
                                              Common    Paid-in   Treasury   Retained   Comprehensive Stockholder's
                                              Stock     Capital     Stock    Earnings   Income (Loss)    Equity
                                            ---------- ---------- --------- ----------- ----------------------------

Balance at December 31, 1999                   $1,745    $10,871     $(300)     $9,151        $(663)        $20,804

Comprehensive income:
  Net income                                                                         4                            4
  Change in net unrealized gain on
    securities available for sale, net of
    taxes of $384                                                                               743             743
                                                                            ----------------------------------------

Comprehensive income                                                                 4          743             747
                                                                            ----------------------------------------

Dividends declared, $0.62 per share                                               (835)                        (835)

Treasury stock acquired                                               (671)                                    (671)
                                            ---------- ---------- --------- ----------- ------------ ---------------

Balance at December 31, 2000                    1,745     10,871      (971)      8,320           80          20,045

Comprehensive income:
  Net income                                                                     1,705                        1,705
  Change in net unrealized gain on
    securities available for sale, net of
    taxes of $149                                                                               292             292
                                                                            ----------------------------------------

Comprehensive income                                                             1,705          292           1,997
                                                                            ----------------------------------------

Dividends declared, $0.70 per share                                               (931)                        (931)
                                            ---------- ---------- --------- ----------- ------------ ---------------

Balance at December 31, 2001                    1,745     10,871      (971)      9,094          372          21,111

Comprehensive income:
  Net income                                                                     2,257                        2,257
  Change in net unrealized gain on
    securities available for sale, net of
    taxes of $353                                                                               685             685
                                                                            ----------------------------------------

Comprehensive income                                                             2,257          685           2,942
                                                                            ----------------------------------------

Dividends declared, $1.03 per share                                             (1,373)                      (1,373)
                                            ---------- ---------- --------- ----------- ------------ ---------------

Balance at December 31, 2002                   $1,745    $10,871     $(971)     $9,978       $1,057         $22,680
                                            ========== ========== ========= =========== ============ ===============


--------------------------------------------------------------------------------
Emclaire Financial Corp.               23                     2002 Annual Report


See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                       Year ended December 31,
                                                                   --------------------------------
                                                                     2002       2001       2000
                                                                   ---------- ---------- ----------

Operating activities:
  Net income                                                          $2,257     $1,705         $4
  Adjustments to reconcile net income to net cash from
    operating activities:
      Depreciation and amortization for premises and equipment           460        432        425
      Provision for loan losses                                          381        154        209
      Amortization of premiums and accretion of discounts, net           236         17         50
      Amortization of intangible assets                                  146        276        318
      Gain on sale of loans                                               39          -          -
      Earnings on bank-owned life insurance, net                         (54)         -          -
      Changes in:
        Accrued interest receivable                                      (74)        (4)       (50)
        Prepaid expenses and other assets                                 18        175      2,161
        Accrued interest payable                                         (13)       (25)       129
        Accrued expenses and other liabilities                           349        166         91
        Other                                                           (356)      (165)       (99)
                                                                   ---------- ---------- ----------
    Net cash provided by operating activities                          3,389      2,731      3,238
                                                                   ---------- ---------- ----------

Investing activities:
  Loan originations and payments, net                                 (9,570)   (10,362)   (12,606)
  Purchases of securities available for sale                         (42,561)   (19,595)    (1,788)
  Purchases of federal bank stocks                                       (37)       (22)         -
  Repayment, maturities and calls of securities available for sale    33,475      7,809      8,223
  Principal repayments of securities held to maturity                     31        159      2,043
  Purchase of bank-owned life insurance                               (4,000)         -          -
  Purchases of premises and equipment                                   (750)      (487)      (389)
                                                                   ---------- ---------- ----------
    Net cash used in investing activities                            (23,412)   (22,498)    (4,517)
                                                                   ---------- ---------- ----------

Financing activities:
  Net increase in deposits                                            14,955     18,345      2,700
  Borrowings from the FHLB                                             5,000      5,000          -
  Repayments of borrowed funds                                             -     (2,000)         -
  Dividends paid                                                      (1,373)      (931)      (835)
  Payments to acquire treasury stock                                       -          -       (671)
                                                                   ---------- ---------- ----------
    Net cash provided by financing activities                         18,582     20,414      1,194
                                                                   ---------- ---------- ----------

Net increase (decrease) in cash equivalents                           (1,441)       647        (85)
Cash equivalents at beginning of period                                9,157      8,510      8,595
                                                                   ---------- ---------- ----------
Cash equivalents at end of period                                     $7,716     $9,157     $8,510
                                                                   ========== ========== ==========

Supplemental information:

  Interest paid                                                       $5,174     $6,122     $5,703
  Income taxes paid                                                      725        922        886

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               24                     2002 Annual Report

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.     Summary of Significant Accounting Policies

       Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of Emclaire Financial Corp. (the Corporation) and its wholly owned subsidiary, the Farmers National Bank of Emlenton (the Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

       Business. The Corporation provides a variety of financial services to individuals and businesses through its offices in western Pennsylvania. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are consumer and commercial mortgage loans.

       Use of Estimates and Classifications. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, fair value of financial instruments and deferred tax assets. Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. Such reclassifications did not affect net income or stockholders' equity.

       Cash Equivalents. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. Interest-earning deposits mature within one year and are carried at cost. Net cash flows are reported for loan and deposit transactions.

       Restrictions on Cash. Cash on hand or on deposit with the Federal Reserve Bank of approximately $200,000 was required to meet regulatory reserve and clearing requirements at December 31, 2002 and 2001. Such balances do not earn interest.

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


--------------------------------------------------------------------------------
Emclaire Financial Corp.               25                     2002 Annual Report

       Loans Receivable. The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout western Pennsylvania. The ability of the Corporation's debtors to honor their contracts is dependent upon real estate and general economic conditions in this area.

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

       The accrual of interest on loans is typically discontinued at the time the loan is 90 days or more delinquent unless the credit is well secured and in the process of collection. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

       Allowance for Loan Losses. The allowance for loan losses is established for probable incurred credit losses through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are typically credited to the allowance.

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

       A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan's obtainable market price, or the fair value of the underlying collateral, if the loan is collateral dependent. Large groups of homogeneous loans are evaluated collectively for impairment. Accordingly, the Corporation does not identify individual consumer and residential mortgage loans for impairment disclosures.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               26                     2002 Annual Report

       Bank-Owned Life Insurance (BOLI). The Bank purchased life insurance policies on certain key officers and employees. BOLI is recorded at its cash surrender value, or the amount that can be realized.

       Premises and Equipment. Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease. Premises and equipment are reviewed for impairment when events indicate their carry amount may not be recoverable from future undiscounted cash flows. If impaired, assets are recorded at fair value.

       Goodwill and Intangible Assets. Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired assets and liabilities. Upon adopting new accounting guidance on January 1, 2002, the Corporation ceased amortization of goodwill. Core deposit intangible assets arise from whole bank or branch acquisitions and are measured at fair value and then are amortized on a straight-line basis over their estimated lives, generally less than 10 years. Intangible assets are assessed at least annually for impairment and any such impairment will be recognized in the period identified.

       Servicing Assets: Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

       Real Estate Acquired Through Foreclosure. Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $3,000 and $20,000 at December 31, 2002 and 2001, respectively.

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


--------------------------------------------------------------------------------
Emclaire Financial Corp.               27                     2002 Annual Report

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

       Operating Segments. Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial services operations are considered by management to be aggregated in one reportable operating segment.

       Retirement Plans. The Corporation maintains a noncontributory defined benefit plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily on years of service and compensation rates near retirement. The Corporation also maintains a 401(k) plan and a supplemental executive retirement plan for key executive officers.

       Newly Issued But Not Yet Effective Accounting Standards. New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Corporation's financial condition or results of operations.

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

       Repurchase Agreements. Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

       Off Balance Sheet Financial Instruments. In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

       Fair Value of Financial Instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               28                     2002 Annual Report

2.     Securities

       The following table summarizes the Corporation's securities as of December 31:

-------------------------------------------------------------------------------------------

(In thousands)                             Amortized    Unrealized   Unrealized     Fair
                                             cost         gains        losses       value
-------------------------------------------------------------------------------------------

Available for sale:
-------------------
   December 31, 2002:
      U.S. Government securities            $17,486          $350           $-     $17,836
      Municipal securities                   16,515           391          (99)     16,807
      Corporate securities                   12,146           421           (5)     12,562
      Equity securities                         971           543            -       1,514
                                           ---------    ----------   ----------   ---------
                                            $47,118        $1,705        $(104)    $48,719
                                           =========    ==========   ==========   =========
   December 31, 2001:
      U.S. Government securities            $12,978          $441         $(14)    $13,405
      Municipal securities                   11,919            24         (176)     11,767
      Corporate securities                   12,264           157         (115)     12,306
      Equity securities                         971           246            -       1,217
                                           ---------    ----------   ----------   ---------
                                            $38,132          $868        $(305)    $38,695
                                           =========    ==========   ==========   =========
Held to maturity:
-----------------
   December 31, 2002:
      Mortgage-backed securities                $29            $-           $-         $29
                                           ---------    ----------   ----------   ---------
                                                $29            $-           $-         $29
                                           =========    ==========   ==========   =========
   December 31, 2001:
      Mortgage-backed securities                $60            $1           $-         $61
                                           ---------    ----------   ----------   ---------
                                                $60            $1           $-         $61
                                           =========    ==========   ==========   =========

       The following table summarizes scheduled maturities of the Corporation's securities as of December 31, 2002:



(In thousands)                                 Available for sale       Held to maturity
                                           ------------------------------------------------
                                           Amortized      Fair       Amortized      Fair
                                             cost         value        cost         value
-------------------------------------------------------------------------------------------

Due in one year or less                      $7,872       $7,991           $-           $-
Due from one year to five years              21,600       22,241            -            -
Due after ten years                          16,675       16,973           29           29
No scheduled maturity                           971        1,514            -            -
                                           ---------    ---------    ---------    ---------
                                            $47,118      $48,719          $29          $29
                                           =========    =========    =========    =========


       Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

       A charge of $448,000 was recorded in 2000 in other noninterest expense to recognize an other than temporary decline in the value of a marketable equity security.

       Securities with carrying values of $9.5 million and $9.9 million as of December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               29                     2002 Annual Report

3.     Loans Receivable

       The following table summarizes the Corporation's loans receivable as of December 31:


------------------------------------------------------------------------

(In thousands)                             2002                  2001
------------------------------------------------------------------------

Mortgage loans:
  Residential first mortgage              $82,449               $84,974
  Home equity                              19,136                15,446
  Commercial                               34,986                26,470
                                         ---------             ---------
                                          136,571               126,890
Other loans:
  Commercial business                      21,913                20,806
  Consumer                                 12,660                14,308
                                         ---------             ---------
                                           34,573                35,114
                                         ---------             ---------

Total gross loans                         171,144               162,004

Less allowance for loan losses              1,587                 1,464
                                         ---------             ---------

                                         $169,557              $160,540
                                         =========             =========

       Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:

--------------------------------------------------------------------------------------------

(In thousands)                                             2002         2001         2000
                                                     ---------------------------------------

Balance at the beginning of the year                       $1,464       $1,460       $1,373

Provision for loan losses                                     381          154          209
Loans charged-off                                            (331)        (197)        (156)
Recoveries                                                     73           47           34
                                                        ----------   ----------   ----------

Balance at the end of the year                             $1,587       $1,464       $1,460
                                                        ==========   ==========   ==========

--------------------------------------------------------------------------------------------


       Non-performing loans, which include primarily non-accrual loans, were $1.2 million and $1.3 million at December 31, 2002 and 2001, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status. At December 31, 2002 and 2001, the recorded investment in loans considered to be impaired was $635,000 and $947,000, respectively, against which approximately $147,000 and $156,000, respectively, of the allowance for loan losses was allocated. During 2002 and 2001, impaired loans averaged $789,000 and $875,000, respectively. The Corporation recognized interest income on impaired loans of approximately $13,000, $30,000 and $47,000, on a cash basis, during 2002, 2001 and 2000, respectively. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories whereas other loans may be included in only one category.

       The Corporation conducts its business through ten offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania and primarily lends in this geographical area. The Corporation does not have any significant concentrations of credit risk to any one industry or customer.

       The Corporation was servicing loans with unpaid principal balances of $1.2 million at December 31, 2002 for a third party investor. Such loans are not reflected in the consolidated balance sheet and servicing operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               30                     2002 Annual Report

4.     Federal Bank Stocks

       The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank's investment in FHLB and FRB stocks was $965,000 and $333,000, respectively, at December 31, 2002, and $928,000 and $333,000, respectively, at December 31, 2001.

5.     Premises and Equipment

       Premises and equipment at December 31 are summarized by major classification as follows:


-----------------------------------------------------------------------------------
(In thousands)                                            2002                2001
-----------------------------------------------------------------------------------

Land                                                      $296                $306
Buildings and improvements                               2,981               2,957
Leasehold improvements                                     481                 198
Furniture, fixtures and equipment                        3,111               2,839
Construction in progress                                   416                 243
                                                      ---------           ---------

                                                         7,285               6,543
Less accumulated depreciation and amortization           3,607               3,155
                                                      ---------           ---------

                                                        $3,678              $3,388
                                                      =========           =========


       Depreciation and amortization expense for the years December 31, 2002, 2001 and 2000 were $460,000, $432,000 and $425,000, respectively.

       Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2002, 2001 and 2000 was $146,000, $135,000 and
       $118,000, respectively. Rent commitments under non-cancelable long term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:


                                                        (In thousands)

                                         2003                    $123
                                         2004                     107
                                         2005                      97
                                         2006                      92
                                         2007                      94
                                    Thereafter                    380
                                                ----------------------
                                                                    -
                                                                 $893
                                                ======================


--------------------------------------------------------------------------------
Emclaire Financial Corp.               31                     2002 Annual Report

6.     Goodwill and Intangible Assets

       Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows for the years ended December 31:


In thousands, except per share data                            2002      2001      2000
----------------------------------------------------------------------------------------

Net income:

 Reported net income                                         $2,257    $1,705        $4
 Add back goodwill amortization                                   -       130       130
                                                           --------- --------- ---------

 Adjusted net income                                         $2,257    $1,835      $134
                                                           ========= ========= =========

Net income per share:

 Reported net income per share                                $1.69     $1.28        $-
 Add back goodwill amortization                                   -      0.10      0.10
                                                           --------- --------- ---------

 Adjusted net income per share                                $1.69     $1.38     $0.10
                                                           ========= ========= =========


       At December 31, 2002, core deposit intangibles had a gross carrying amount and accumulated amortization of $1.2 million and $1.0 million, respectively. Estimated amortization expense for core deposit intangibles for 2003, 2004 and 2005 is estimated to be $115,000, $32,000, and
       $22,000, respectively.

       During the fourth quarter of 2000, a charge totaling $1.6 million was recorded to recognize the impairment of goodwill and core deposit intangible assets related to an acquisition in 1998. In addition to the adjustment, the period over which the remaining goodwill and core deposit intangible assets were to be amortized was shortened to thirteen and three years, respectively.

7.     Related Party Balances and Transactions

       In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.9 million at both December 31, 2002 and 2001. During 2002, total principal additions and total principal repayments associated with these loans were $383,000 and $422,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2002 and 2001 totaled $2.1 million and $2.2 million, respectively.

       In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business at market fee rates. During 2002, 2001 and 2000, amounts paid to affiliates for such services totaled $79,000, $59,000 and $51,000, respectively.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               32                     2002 Annual Report

8.     Deposits

       The following table summarizes the Corporation's deposits as of December 31:


(Dollar amounts in thousands)                     2002                                  2001
                                    ----------------------------------     --------------------------------
                                       Weighted                                Weighted
                                        average                                average
         Type of accounts                rate       Amount         %             rate    Amount         %
-----------------------------------------------------------------------------------------------------------

Noninterest-bearing deposits                 -     $32,762       16.0%             -     $29,237      15.4%
Interest-bearing demand deposits          0.88%     72,637       35.5%          1.32%     69,665      36.8%
Time deposits                             3.97%     99,026       48.5%          4.83%     90,568      47.8%
                                                ----------- ----------                ----------- ---------

                                          2.24%   $204,425      100.0%          2.79%   $189,470     100.0%
                                                =========== ==========                =========== =========

Time deposits mature as follows:

Three months or less                                $8,008        3.9%                   $19,382      10.2%
Over three months through one year                  23,041       11.3%                    31,140      16.4%
Over one year through three years                   36,030       17.6%                    20,232      10.7%
Over three years through five years                 27,714       13.6%                    16,731       8.8%
Thereafter                                           4,233        2.2%                     3,083       1.6%
                                                ----------- ----------                ----------- ---------

                                                   $99,026       48.5%                   $90,568      47.8%
                                                =========== ==========                =========== =========


       The Corporation had a total of $18.6 million and $14.6 million in time deposits of $100,000 or more at December 31, 2002 and 2001, respectively.

9.     Borrowed Funds

       The Corporation had outstanding advances with the FHLB of $10.0 million and $5.0 million at December 31, 2002 and 2001, respectively. The $10.0 million in outstanding borrowed funds at December 31, 2002, consists of two advances with the FHLB, one that matures in November 2011 and one that matures in October 2012. One advance has a fixed interest rate of 4.61%, the other a fixed interest rate of 3.73%. Both advances are callable quarterly, one after November 2003, the other after November 2004, based on a strike rate of 8.0% compared to the three month LIBOR rate.

       The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. This credit line has an available limit of $10.0 million at December 31, 2002, is subject to annual renewal and, along with other FHLB advances, is secured by a blanket security agreement on certain outstanding mortgage loans and U.S. Government securities of $112.8 million and $17.0 million, respectively, and FHLB stock. The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2002 was $93.0 million.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               33                     2002 Annual Report

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

       Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2002 and 2001, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

       As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               34                     2002 Annual Report

       The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:


(Dollar amounts in thousands)                      December 31, 2002                      December 31, 2001
                                        --------------------------------------- -----------------------------------
                                           Consolidated            Bank           Consolidated          Bank
                                        ------------------ -------------------- ----------------- -----------------
                                         Amount    Ratio     Amount    Ratio     Amount   Ratio    Amount   Ratio
-------------------------------------------------------------------------------------------------------------------

Total capital to risk weighted assets:
  Actual                                 $21,858    13.11%   $20,498     12.38%  $20,739   14.54%  $19,334   13.65%
  For capital adequacy purposes           13,338     8.00%    13,248      8.00%   11,411    8.00%   11,329    8.00%
  To be well capitalized                  16,675    10.00%    16,561     10.00%   14,263   10.00%   14,161   10.00%
Tier 1 capital to risk-weighted assets:
  Actual                                 $20,032    12.04%   $18,906     11.42%  $19,163   13.43%  $17,859   12.61%
  For capital adequacy purposes            6,655     4.00%     6,624      4.00%    5,708    4.00%    5,664    4.00%
  To be well capitalized                   9,983     6.00%     9,936      6.00%    8,561    6.00%    8,497    6.00%
Tier 1 capital to average assets:
  Actual                                 $20,032     8.60%   $18,906      8.15%  $19,163    9.10%  $17,859    8.56%
  For capital adequacy purposes            9,317     4.00%     9,275      4.00%    8,423    4.00%    8,343    4.00%
  To be well capitalized                  11,647     5.00%    11,594      5.00%   10,529    5.00%   10,429    5.00%

11.    Income Taxes

       The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:


--------------------------------------------------------------------
(In thousands)                    2002          2001           2000
--------------------------------------------------------------------

   Current                        $984          $908           $964
   Deferred                       (150)         (190)          (397)
                             ----------     ---------   ------------

                                  $834          $718           $567
                             ==========     =========   ============

       A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:



(Dollars in thousands)                           2002             2001              2000
                                           ----------------- ---------------- -----------------
                                                   % Pre-tax        % Pre-tax        % Pre-tax
                                            Amount  Income   Amount  Income   Amount   Income
                                           ----------------- ---------------- -----------------

-----------------------------------------------------------------------------------------------

Provision at statutory tax rate             $1,051     34.0%   $824     34.0%   $194      34.0%
Increase (decrease) resulting from:
   Tax free interest, net of disallowance     (226)   (7.3%)   (166)   (6.9%)   (153)   (26.8%)
   Goodwill                                      -      0.0%     44      1.8%    504      88.3%
   Other, net                                    9      0.3%     16      0.7%     22       3.9%
                                           ----------------- ---------------- -----------------

Reported rate                                 $834     27.0%   $718     29.6%   $567      99.4%
                                           ================= ================ =================


--------------------------------------------------------------------------------
Emclaire Financial Corp.               35                     2002 Annual Report

       The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:


(In thousands)                                2002         2001
------------------------------------------------------------------

Deferred tax assets:

   Loss on securities                          $152          $152
   Provision for loan losses                    486           440
   Deferred loan fees                            23            30
   Intangible assets                            150            85
   Accrued pension cost                         103           115
   Other                                         15             -
                                          ----------  ------------

   Gross deferred tax assets                    929           822

Deferred tax liabilities:
                                                  -
   Net unrealized gain on securities            544           191
   Depreciation                                 150           184
   Loan servicing                                 4             -
   Other                                        158           171
                                          ----------  ------------

   Gross deferred tax liabilities               856           546
                                          ----------  ------------

   Net deferred tax asset                       $73          $276
                                          ==========  ============


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


--------------------------------------------------------------------------------
Emclaire Financial Corp.               36                     2002 Annual Report

13.    Employee Benefit Plans

       Defined Benefit Plan

       The Corporation provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after five years of service. Information pertaining to activity in the plan for the years ended December 31 is as follows:


------------------------------------------------------------------------------
(In thousands)                                       2002      2001      2000
------------------------------------------------------------------------------

Change in plan assets:
 Fair value of plan assets at beginning of year    $2,117    $2,244    $2,234
 Actual (loss) return on plan assets                 (264)     (114)      (20)
 Employer contribution                                194        43        81
 Benefits paid                                        (64)      (56)      (51)
                                                  --------  --------  --------

 Fair value of plan assets at end of year           1,983     2,117     2,244
                                                  --------  --------  --------

Change in benefit obligation:
 Benefit obligation at beginning of year            2,358     2,087     1,950
 Service cost                                         186       173       171
 Interest cost                                        169       150       140
 Actuarial loss (gain)                                152         4      (123)
 Benefits paid                                        (64)      (56)      (51)
                                                  --------  --------  --------

 Benefit obligation at end of year                  2,801     2,358     2,087
                                                  --------  --------  --------

Funded status                                        (818)     (241)      157
Unrecognized prior service cost                         1         1         1
Unrecognized net actuarial gain                       586       (18)     (339)
Unrecognized transition asset                         (73)      (81)      (89)
                                                  --------  --------  --------

Accrued pension cost                                $(304)    $(339)    $(270)
                                                  ========  ========  ========

       The components of the periodic pension cost are as follows:


(In thousands)                               2002     2001       2000
----------------------------------------------------------------------

Service cost                                 $186     $173       $171
Interest cost                                 169      150        140
Expected return on plan assets               (188)    (197)      (192)
Transition asset                               (8)      (8)        (8)
Recognized net actuarial loss                   -       (6)       (11)
                                         --------- -------- ----------

Net periodic pension cost                    $159     $112       $100
                                         ========= ======== ==========

       For 2002, 2001 and 2000, actuarial assumptions include an assumed discount rate on benefit obligation of 6.80%, 7.25% and 7.25% respectively, and expected long-term rate of return on plan assets of 8.50% for all years and an annual salary increase of 4.50% for all years.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               37                     2002 Annual Report

       In December 2002, the Corporation amended the defined benefit plan to allow an increase in benefits for certain eligible employees who elected to retire under an early retirement window program. In addition, the plan was amended to modestly reduce future benefit accruals. The net effect of these amendments will reduce future expense related to this plan beginning in 2003.

       Defined Contribution Plan

       The Corporation maintains a defined contribution 401(k) Plan. Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation. Employee contributions are vested at all times. The Corporation may make matching contributions as approved at the discretion of the Board of Directors. No matching contributions had been made to the plan prior to December 31, 2002.

       Supplemental Executive Retirement Plan

       During 2002, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions, and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement age of 62. For the year ended December 31, 2002, the Corporation recognized expense under the SERP of $11,000.

14.    Financial Instruments

       Fair Value of Financial Instruments

       The following table sets forth the carrying amount and fair value of the Corporation's financial instruments included in the consolidated balance sheet as of December 31:


(In thousands)                                          2002                2001
                                                 ------------------- -------------------
                                                 Carrying    Fair    Carrying    Fair
                                                  amount     value    amount    amount
----------------------------------------------------------------------------------------

Financial assets:
 Cash equivalents                                  $7,716    $7,716    $9,157    $9,157
 Securities                                        48,748    48,748    38,755    38,756
 Loans receivable                                 169,557   178,195   160,540   164,815
 Federal bank stocks                                1,298     1,298     1,261     1,261
 Accrued interest receivable                        1,325     1,325     1,251     1,251

Financial liabilities:
 Deposits                                         204,425   209,158   189,470   189,749
 Borrowed funds                                    10,000    10,582     5,000     4,982
 Accrued interest payable                             467       467       480       480

--------------------------------------------------------------------------------
Emclaire Financial Corp.               38                     2002 Annual Report

       The methods and assumptions used to estimate fair value are described as follows.

       Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, federal bank stocks, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

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

       The following table presents the notional amount of the Corporation's off-balance sheet commitment financial instruments as of December 31:


(In thousands)                                   2002                     2001
                                        Fixed Rate Variable Rate Fixed Rate  Variable Rate
------------------------------------------------------------------------------------------

Commitments to make loans                  $2,864           $-       $1,810            $-
Unused lines of credit                        124       11,229          132        11,826
Standby letters of credit                       -          686            -           805


       Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 5.50% to 12.00% and maturities ranging from five to thirty years at both year-end dates. Commitments to extend credit include agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit also include unfunded commitments under commercial and consumer lines-of-credit, revolving credit lines and overdraft protection agreements. These lines-of-credit may be collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.


--------------------------------------------------------------------------------
Emclaire Financial Corp.               39                     2002 Annual Report

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

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only

       Following are condensed financial statements for the parent company as of and for the years ended December 31:


--------------------------------------------------------------------------------------
Condensed Statements of Financial Condition                        As of December 31,
(In thousands)                                                      2002         2001
--------------------------------------------------------------------------------------

Assets:
 Cash in banks                                                       $14          $14
 Securities available for sale                                     1,503        1,217
 Equity in net assets of subsidiary bank                          21,203       19,805
 Other assets                                                         14           87
                                                                --------- ------------

  Total assets                                                   $22,734      $21,123
                                                                ========= ============

Liabilities and stockholders' equity:
 Accrued expenses and other liabilities                               54           12
 Stockholders' equity                                             22,680       21,111
                                                                --------- ------------

  Total liabilities and stockholders' equity                     $22,734      $21,123
                                                                ========= ============
--------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------
Condensed Statements of Operations                    For the years ended December 31,
(In thousands)                                            2002      2001         2000
--------------------------------------------------------------------------------------

Income:
 Dividends from subsidiary                              $1,373      $941       $1,507
 Investment income                                          56        60           39
                                                      --------- --------- ------------

  Total income                                           1,429     1,001        1,546

Expense:
 Noninterest expense                                        80        55          479
                                                      --------- --------- ------------

  Total expense                                             80        55          479
                                                      --------- --------- ------------

 Income before income taxes and equity in
  undistributed operating results of subsidiary          1,349       946        1,067

 Equity (deficit) in net income (loss) of subsidiary       901       752       (1,222)
                                                      --------- --------- ------------

 Income (loss) before income taxes                       2,250     1,698         (155)

 Income tax benefit                                         (7)       (7)        (159)
                                                      --------- --------- ------------

Net income                                              $2,257    $1,705           $4
                                                      ========= ========= ============

--------------------------------------------------------------------------------
Emclaire Financial Corp.               40                     2002 Annual Report

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only (continued)


Condensed Statements of Cash Flows                          For the years ended December 31,
(In thousands)                                                2002       2001       2000
--------------------------------------------------------------------------------------------

Operating activities:
 Net income                                                    $2,257    $1,705          $4
 Adjustments to reconcile net income to net cash provided
  by operating activities:
   Equity in undistributed operating results of subsidiary       (901)     (752)      1,222
   Other, net                                                      17        (4)        311
                                                            ---------- --------- -----------
    Net cash provided by operating activities                   1,373       949       1,537
                                                            ---------- --------- -----------

Investing activities:
   Purchases of securities                                          -       (12)        (39)
                                                            ---------- --------- -----------
    Net cash used in investing activities                           -       (12)        (39)
                                                            ---------- --------- -----------

Financing activities:
   Dividends paid                                              (1,373)     (931)       (835)
   Payments to acquire treasury stock                               -         -        (671)
                                                            ---------- --------- -----------
    Net cash used in financing activities                      (1,373)     (931)     (1,506)
                                                            ---------- --------- -----------

Increase (decrease) in cash equivalents                             -         6          (8)
Cash equivalents at beginning of period                            14         8          16
                                                            ---------- --------- -----------

Cash equivalents at end of period                                 $14       $14          $8
                                                            ========== ========= ===========


16. Other Noninterest Expenses

    The following summarizes the Corporation's other noninterest expenses for the years ended December 31:


(In thousands)                                                2002        2001        2000
-------------------------------------------------------------------------------------------

Telephone and data communications                             $287        $250        $225
Professional fees                                              273         133         101
Customer bank card processing                                  225         218         215
Pennsylvania shares tax                                        189         167         142
Correspondent and courier fees                                 174         165         156
Postage and freight                                            150         142         145
Marketing and advertising                                      127         119         132
Printing and supplies                                          122         125         144
Software amortization                                          112         162         166
Travel, entertainment and conferences                          102         107         102
Other                                                          356         410         438
                                                          ---------   ---------   ---------

                                                             2,117       1,998       1,966

Intangible asset impairment charge                               -           -       1,599
Other than temporary decline in value of security                -           -         448
                                                          ---------   ---------   ---------

                                                            $2,117      $1,998      $4,013
                                                          =========   =========   =========


--------------------------------------------------------------------------------
Emclaire Financial Corp.               41                     2002 Annual Report

17.    Quarterly Financial Data (unaudited)

       The following is a summary of selected quarterly data for the years ended December 31:


(Dollar amounts in thousands, except share data)         First    Second     Third    Fourth
                                                        Quarter   Quarter   Quarter   Quarter
----------------------------------------------------------------------------------------------

2002:
-----
 Interest income                                         $3,681    $3,655    $3,653    $3,664
 Interest expense                                         1,288     1,290     1,302     1,281
                                                       --------- --------- --------- ---------
 Net interest income                                      2,393     2,365     2,351     2,383
 Provision for loan losses                                  111        90        90        90
                                                       --------- --------- --------- ---------
 Net interest income after provision for loan losses      2,282     2,275     2,261     2,293
 Noninterest income                                         297       342       357       404
 Noninterest expense                                      1,915     1,868     1,773     1,864
                                                       --------- --------- --------- ---------
 Net income before income taxes                             664       749       845       833
 Provision for income taxes                                 181       219       264       170
                                                       --------- --------- --------- ---------

 Net income                                                $483      $530      $581      $663
                                                       ========= ========= ========= =========

 Net income per share                                     $0.36     $0.40     $0.44     $0.50
                                                       ========= ========= ========= =========

2001:
-----
 Interest income                                         $3,648    $3,656    $3,661    $3,624
 Interest expense                                         1,590     1,574     1,494     1,439
                                                       --------- --------- --------- ---------
 Net interest income                                      2,058     2,082     2,167     2,185
 Provision for loan losses                                   46        36        36        36
                                                       --------- --------- --------- ---------
 Net interest income after provision for loan losses      2,012     2,046     2,131     2,149
 Noninterest income                                         309       344       343       343
 Noninterest expense                                      1,763     1,793     1,767     1,931
                                                       --------- --------- --------- ---------
 Net income before income taxes                             558       597       707       561
 Provision for income taxes                                 167       176       216       159
                                                       --------- --------- --------- ---------

 Net income                                                $391      $421      $491      $402
                                                       ========= ========= ========= =========

 Net income per share                                     $0.29     $0.32     $0.37     $0.30
                                                       ========= ========= ========= =========

--------------------------------------------------------------------------------
Emclaire Financial Corp.               42                     2002 Annual Report

Report of Independent Auditors
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Emclaire Financial Corp.

We have audited the accompanying consolidated balance sheet of Emclaire Financial Corp. as of December 31, 2002 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Emclaire Financial Corp. as of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors whose report dated March 8, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 6, during 2002 the Corporation adopted new accounting guidance for goodwill and intangible assets.



                                          /s/ Crowe, Chizek and Company LLP

Cleveland, Ohio
January 10, 2003


--------------------------------------------------------------------------------
Emclaire Financial Corp.               43                     2002 Annual Report

Stock and Dividend Information
--------------------------------------------------------------------------------

Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter
Bulletin Board (OTCBB) under the symbol "EMCF". The listed market makers for the Corporation's common stock include:


E.E. Powell & Co., Inc.   Ferris, Baker Watts, Inc. F.J. Morrissey & Co., Inc. Parker Hunter, Inc.
1100 Gulf Tower           100 Light Street          1700 Market Street         600 Grant Street - Suite 3100
Pittsburgh, PA   15219    Baltimore, MD 21202       Philadelphia, PA 19103     Pittsburgh, PA 15219
Telephone:  800 289-7865  Telephone:  800 638-7411  Telephone:  215 563-8500   Telephone:  412 562-8000


Stock Price and Cash Dividend Information

The bid and ask price of the Corporation's common stock were $23.50 and $25.50, respectively, as of February 26, 2003. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation's common stock as well as cash dividends paid for the quarterly periods presented:

                             Market Price                            Cash
                          High          Low          Close         Dividend
-------------------------------------------------------------------------------

2002:
-----
  Fourth quarter            $21.75        $19.25        $21.75           $0.46
  Third quarter              20.50         19.00         19.50            0.19
  Second quarter             20.00         17.25         20.00            0.19
  First quarter              17.25         16.50         17.25            0.19

2001:
-----
  Fourth quarter            $17.75        $13.95        $17.15           $0.19
  Third quarter              14.35         13.25         14.00            0.17
  Second quarter             14.75         12.50         13.00            0.17
  First quarter              15.00         14.00         14.00            0.17


Number of Stockholders and Shares Outstanding

As of December 31, 2002, there were approximately 680 stockholders of record and 1,332,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.


Dividend Reinvestment and Stock Purchase Plan

Common stockholders may have Corporation dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan document and authorization card call 800 757-5755.

--------------------------------------------------------------------------------
Emclaire Financial Corp.               44                     2002 Annual Report

Corporate Information
--------------------------------------------------------------------------------

Corporate Headquarters

       Emclaire Financial Corp.
       612 Main Street
       Emlenton, PA 16373
       Phone:     724 867-2311
       Website:   www.farmersnb.com

Subsidiary Bank

       The Farmers National Bank of Emlenton

Annual Meeting

       The annual meeting of the Corporation's stockholders will be held at 7:00 p.m., on Tuesday, April 29, 2003, at the Holiday Inn, Interstate 80 and Route 68, Clarion, PA 16214.

Stockholder and Investor Information

       Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to William C. Marsh, Chief Financial Officer, Emclaire Financial Corp., 612 Main Street, Emlenton, PA 16373.

       In addition, other public filings of the Corporation, including the Annual Report on Form 10-KSB can be obtained from the Securities and Exchange Commission's web site at http://www.sec.gov.

Independent Accountants

      Crowe, Chizek and Company LLP
      5900 Landerbrook Corporate Center, Suite 205
      Cleveland, OH 44124

Special Counsel

       Manatt, Phelps & Phillips, LLP
       1501 M Street NW, Suite 700
       Washington, DC 20005

Registrar and Transfer Agent

       Illinois Stock Transfer Company
       209 West Jackson Boulevard, Suite 903
       Chicago, IL 60606
       www.ilstockstransfer.com
       800 757-5755


--------------------------------------------------------------------------------
Emclaire Financial Corp.               45                     2002 Annual Report

Board of Directors and Officers
--------------------------------------------------------------------------------


EMCLAIRE FINANCIAL CORP. AND
THE FARMERS NATIONAL BANK OF EMLENTON

Board of Directors
------------------

Ronald L. Ashbaugh                             David L. Cox                               Bernadette H. Crooks
Retired President                              Chairman, President and CEO                Retired Retailer
Emclaire Financial Corp.                       Emclaire Financial Corp.                   Crooks Clothing
Farmers National Bank of Emlenton              Farmers National Bank of Emlenton

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

Senior Officers
---------------

David L. Cox                                   William C. Marsh
Chairman, President and                        Treasurer/Secretary
Chief Executive Officer                        Chief Financial Officer


THE FARMERS NATIONAL BANK OF EMLENTON

Senior Officers
---------------

David L. Cox                                   William C. Marsh                         Raymond M. Lawton
Chairman, President and                        Senior Vice President                    Senior Vice President
Chief Executive Officer                        Chief Financial Officer                  Chief Lending Officer



Scott B. Daum                Robert W. Foust                Fred S. Port                Stan Simons
Vice President               Vice President                 Vice President              Vice President
Operations                   Business Development           Branch Administration       Human Resources Director

Other Officers
--------------

Andrew M. Hogue              David J. Stuber                Richard E. Grejda           Lisa R. Zigo
Assistant Vice President     Assistant Vice President       Assistant Vice President    Assistant Vice President
Compliance and Security      Marketing Director             Commercial Lending          Manager of Credit Administration


--------------------------------------------------------------------------------
Emclaire Financial Corp.               46                     2002 Annual Report

Office Locations and Branch Managers
--------------------------------------------------------------------------------


     Corporate Headquarters

     612 Main Street
     Emlenton, PA 16373
     724 867-2311

     Retail Banking Offices                      Branch Manager/Telephone

     Emlenton Office                             Michael J. Meals
     612 Main Street                             724 867-1001
     Emlenton, PA 16373

     Bon Aire Office                             R. Dennis Fehl
     1101 N. Main Street, Suite 1                Assistant Vice President
     Butler, PA 16003                            724 283-4666

     Brookville Office                           C. Sue Solida
     263 Main Street                             814 849-8363
     Brookville, PA 15825

     Butler Meridian Office                      Deborah A. Sanford
     101 Meridian Road                           724 482-0133
     Butler, PA 16001

     Clarion Office                              Timothy G. Slaugenhoup
     Sixth and Wood Street                       814 226-7523
     Clarion, PA 16214

     DuBois Office                               Frank J. Calderone
     861 Beaver Drive                            814 371-2166
     DuBois, PA 15801

     East Brady Office                           R. Dennis Fehl
     323 Kellys Way                              Assistant Vice President
     East Brady, PA 16028                        724 526-5793

     Eau Claire Office                           Cindy L. Elder
     207 S. Washington Street                    Assistant Vice President
     Eau Claire, PA 16030                        724 791-2591

     Knox Office                                 Allan I. Johnson
     Route 338 South                             814 797-2200
     Knox, PA 16232

     Ridgway Office                              Gregory A. Kowatch
     173 Main Street                             814 773-3195
     Ridgway, PA 15853

--------------------------------------------------------------------------------
Emclaire Financial Corp.               47                     2002 Annual Report



                            EMCLAIRE FINANCIAL CORP.
                                 612 Main Street
                          Emlenton, Pennsylvania 16373
                              Phone: (724) 867-2311