Form 10KSB, Exhibit 13
period 2003-12-31
EMCLAIRE FINANCIAL CORP
filed 2004-03-30
CIK 858800

EXHIBIT 13

Annual Report to Stockholders for the fiscal year ended December 31, 2003

EMCLAIRE FINANCIAL CORP.

2003

A N N U A L
R E P O R T



Table of Contents

       Consolidated Financial Highlights...................................................................1
       Chairman's Letter...................................................................................2
       For More Than 100 Years....Our Family Serving Your Family...........................................4
       Selected Consolidated Financial Data................................................................6
       Management's Discussion and Analysis of
                Financial Condition and Results of Operations..............................................7
       Consolidated Financial Statements..................................................................23
       Notes to Consolidated Financial Statements.........................................................27
       Report of Independent Auditors.....................................................................49
       Stock and Dividend Information.....................................................................50
       Corporate Information..............................................................................51
       Board of Directors and Officers....................................................................52
       Branch Managers............................................................................Back Cover


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



Bon Aire                  Brookville                  Clarion                      DuBois
1101 N. Main Street       263 Main St.                6th & Wood St.               861 Beaver Dr.
Suite 1                   Brookville, PA 15825        Clarion, PA 16214            DuBois, PA 15801
Butler, PA 16003          Telephone: (814) 849-8363   Telephone: (814) 226-7523    Telephone: (814) 371-2166
Telephone: (724) 283-4666

East Brady                Eau Claire                  Emlenton                     Knox
323 Kellys Way            207 S. Washington St.       612 Main St.                 Route 338 South
East Brady, PA 16028      Eau Claire, PA 16030        Emlenton, PA 16373           Knox, PA 16232
Telephone: (724) 526-5793 Telephone: (724) 791-2591   Telephone: (724) 867-1001    Telephone: (814) 797-2200

Meridian                  Ridgway
101 Meridian Road         173 Main St.
Butler, PA 16001          Ridgway, PA 15853
Telephone: (724) 482-0133 Telephone: (814) 773-3195

Consolidated Financial Highlights
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)



                                              As of or for the
                                           year ended December 31,
                                               2003           2002      Change
                                          ----------    -----------    ---------

Balance Sheet:

   Total assets                            $262,512       $238,577           10%
   Loans receivable, net                    190,482        169,557           12%
   Total deposits                           217,110        204,425            6%
   Stockholders' equity                      22,655         22,680            -
   Stockholders' equity per share             17.87          17.02            5%

Income Statement:

   Net income                                $2,492         $2,257           10%
   Net interest income                        9,308          9,492          (2%)
   Basic earnings per share                    1.91           1.69           13%
   Cash dividends per share                    1.11           1.03            8%

Key Ratios:

   Return on average assets                    0.99%          0.99%           -
   Return on average stockholders'
    equity                                    10.96%         10.21%           7%
   Efficiency ratio                           64.16%         64.98%           1%


--------------------------------------------------------------------------------
Emclaire Financial Corp.                 1                    2003 Annual Report

--------------------------------------------------------------------------------
Dear Stockholders and Friends:

     We have completed a record year of growth and earnings in 2003. All of this was accomplished by offering the hometown friendly service our customers have enjoyed for more than 100 years. During 2003, deposits grew by $12.7 million or 6.2%, providing for a record year for loan production, with the loan portfolio increasing by $20.9 million or 12.3%. This strong growth resulted in increased earnings by $235,000 or 10.4%. The Board of Directors elected to pay a special dividend of $.25 per share along with our regular quarterly dividend of $.23 per share in December. This dividend is reflective of the excellent growth and earnings for the year along with our desire to reward our loyal shareholders.
     Continued growth of your bank only tells part of the story. We have been serving this area for more than 100 years, and the experience, dedication and commitment of our Board of Directors and employees are our true success story. The Board alone has 200 plus years of experience in the banking industry. We have also been able to attract employees who want to work in a community bank environment. These dedicated employees are committed to treating our customers like family and friends. We serve many families who have banked with us for generations.
     We are dedicated to the communities we serve and encourage our employees to be leaders in these local markets. We have given back to the communities in time and employment opportunities. We have also made sure our facilities are modern and attractive, which is evident in the renovations at our headquarters in Emlenton. After finishing this project, we will have remodeled the entire Emlenton headquarter building and returned it to its original storefront look with the assistance of the Pennsylvania Historical Society.

     The challenge for the future is to continue offering personalized and efficient service to our customers. We intend

--------------------------------------------------------------------------------
2                                                       Emclaire Financial Corp.

--------------------------------------------------------------------------------

to offer wealth management and investment advisory services beginning in mid-2004. We believe that our community bank must continue to offer new products and services that meet all the financial needs of people within the areas we serve. And we will continue challenging our employees to offer great service in a community bank atmosphere. While we may not have invented the idea of treating our customers like friends and family, we believe we do it better than our competitors. We are large enough to offer financial solutions to people who need them, yet small enough to know their names.
     Maintaining a strong income is another challenge for the coming year. The low rate environment has made it more and more essential to find alternative income streams to augment our net interest income. This challenge is another reason to offer alternative products, such as wealth management and investment advisory services. The nature of community banking is changing, and it is our customers and communities who will benefit from the changes.
     I would like to take this opportunity to thank Rod Heeter for his loyal and faithful service to our community bank. Rod is retiring from the Board of Directors after 16 years of service. He is an example of the dedication and commitment our Board of Directors show to our employees, customers and shareholders. The entire Board wishes Rod the best in his retirement.

Sincerely,
David L. Cox
Chairman, President & CEO

--------------------------------------------------------------------------------
2003 Annual Report                                                            3

For More Than 100 Years...Our Family Serving Your Family
--------------------------------------------------------------------------------

     The Farmers National Bank of Emlenton has been serving the families of western Pennsylvania for more than 100 years. Generations after generations have depended on Farmers National Bank to be their financial institution. Farmers has helped thousands of families purchase homes, further their education and start businesses. These numbers continue to grow and expand as the bank moves through its second 100 years of serving this area from this area.
     Farmers National Bank enjoyed a tremendous year of growth in deposits and loans in 2003. This success was due in large part to our customers and employees and the relationships they have created. Farmers' family of employees, many of whom have been with us for years, make a difference by discussing customers' needs and wants and then meeting them. Times change and customers' needs change, but the basic definition of quality service and relationship banking does not. Our employees work very hard to uphold the fabric that this institution is made of, which is servicing our customers through sound banking relationships at each stage of a family's financial growth.
     Many of our mature customers like to bank the traditional way by visiting our branch offices and developing personal relationships with our staff. For us, it's a great way to get to know our customers and help us learn their individual financial needs. Customer service continues to be the focus at Farmers through internal training programs, corporate-wide motivational nights and small employee group meetings with Dave Cox, Farmers National Bank President and CEO.
     Farmers has remodeled offices, staffed our branches to cover peak periods so more employees are available during busy times and made drive-thru lanes available at most branches to ensure the branch office experience is a pleasant one.
     Our branch offices give back to the community with events such as car cruises featuring live entertainment, free gifts, refreshments and bank product specials; Spring Curb Appeal seminars on how to sell your home, featuring realtors, landscapers, home improvement specialists and real estate appraisers; Home Buyers seminars with real estate and mortgage lending professionals to guide attendees on the process of buying a home; and Customer Appreciation Days marking Farmers' service to the area.
     For those on the go, with growing families, and not much time to spare, Farmers has expanded its ATM network at the Ridgway, Brookville and Clarion offices with the installation of Star ATMs. This expansion brings Farmers' ATM network to 12, including the one installed at Clarion University to make banking easier for college students.
     To make it even more convenient for our customers, Farmers is now a member of the Freedom ATM Alliance.SM The Freedom Alliance is comprised of more than 27 regional banks offering each member a surcharge-free ATM network. This membership gives customers surcharge-free access to more than 500 ATMs throughout western Pennsylvania.
     The younger generation has grown up with technology that wasn't around when Farmers was founded. This generation is comfortable with technology and likes to incorporate it in various areas of their life including banking.

--------------------------------------------------------------------------------
4                                                       Emclaire Financial Corp.

-------------------------------------------------------------------------

     Farmers has made the commitment to meet their demands by incorporating new technologies, such as our Teller-Fone automated banking system, Internet Banking @ www.farmersnb.com and Internet Bill Pay. These services allow Farmers' customers to do most of their banking transactions 24 hours a day, 365 days a year from the convenience of their home, office or on the go.
     Farmers National Bank employees and management continue to give back to the local communities by being involved in and supporting various youth programs, civic groups and non-profit organizations. Whether it's coaching a Little League team, serving on the board of a Boys and Girls Club or being a Rotary member, Farmers' employees recognize that being part of the community goes beyond the four walls of the bank. As an example, Farmers was able to contribute $10,000 to the Keystone Smiles Community Center in Knox through the Educational Improvement Tax Code Program. This money will be used for approved innovative educational programs offered by the Center. This example is just one of many tax code programs the bank has participated in throughout the year.
     Meeting the needs of our customers in a changing world is an ongoing process. For instance, nowadays people of all ages are looking for more investment alternatives to the traditional passbook savings accounts and certificates. That's why in 2004, Farmers will introduce Farmers National Financial Services, a new division which will offer customers a wide range of investment options, including annuities, mutual funds and brokerage services. After more than a century of service, the Farmers National Bank of Emlenton's commitment to community banking -- our family serving your family -- continues to be the hallmark of our organization. The western Pennsylvania area has embraced this concept and is reflected in Farmers' continued growth. Serving this area from this area is more than Farmers' slogan, it's the way we do business.


Meet the Rhoades
---------------

     Richard and Martha Rhoades, owners of Rich- Mar farms, have been customers of Farmers National Bank in Emlenton since 1950. The 500+ acre dairy farm is well known in the area. Richard and his wife of 66 years are respected throughout the community for their hard work and dedication. The Rhoades have three children, David, Ann and Elaine, and seven grandchildren and seven great-grandchildren. The farm has grown since it was founded and now has approximately 150 cattle for milking, plus some raised for beef. The family-owned farm employs a crew of eight with son David overseeing the farm operation. "Several years ago, I was in need of some money," related Richard. "I called the bank and told them of my situation. I showed up the very next day at the bank to get my money. Farmers was very accommodating and lent me the money, although the bank manager laughed and asked me if I could please give him a little advanced warning next time." Throughout the years Farmers has helped many families just like the Rhoades family throughout western Pennsylvania.

--------------------------------------------------------------------------------
2003 Annual Report                                                          5

Selected Consolidated Financial Data
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)




                                                                      As of December 31,
Financial Condition Data                              2003       2002       2001       2000              1999
------------------------------------------------ -------------------------------------------------------------

   Total assets                                   $262,512   $238,577   $216,717   $194,165          $192,004
   Securities                                       49,162     48,748     38,755     26,688            34,838
   Loans receivable, net                           190,482    169,557    160,540    150,332           138,089
   Deposits                                        217,110    204,425    189,470    171,125           168,425
   Borrowed funds                                   20,700     10,000      5,000      2,000             2,000
   Stockholders' equity                             22,655     22,680     21,111     20,045            20,804
   Stockholders' equity per common share            $17.87     $17.02     $15.84     $15.04            $15.11
   Tangible stockholders' equity per common
    share                                           $16.70     $15.82     $14.54     $13.53            $12.87

                                                 -------------------------------------------------------------
                                                                For the year ended December 31,
Operations Data                                       2003       2002       2001     2000(1)             1999
------------------------------------------------ -------------------------------------------------------------

   Interest income                                 $14,209    $14,653    $14,589    $14,402           $13,652
   Interest expense                                  4,901      5,161      6,097      5,832             5,647
                                                 ---------- ---------- ---------- ---------- -----------------
   Net interest income                               9,308      9,492      8,492      8,570             8,005
   Provision for loan losses                           330        381        154        209               162
                                                 ---------- ---------- ---------- ---------- -----------------
   Net interest income after provision for loan
    losses                                           8,978      9,111      8,338      8,361             7,843
   Noninterest income                                1,785      1,400      1,339      1,187               860
   Noninterest expense                               7,522      7,420      7,254      8,977             6,167
                                                 ---------- ---------- ---------- ---------- -----------------
   Net income before income taxes                    3,241      3,091      2,423        571             2,536
   Provision for income taxes                          749        834        718        567               782
                                                 ---------- ---------- ---------- ---------- -----------------

   Net income                                       $2,492     $2,257     $1,705         $4            $1,754
                                                 ========== ========== ========== ========== =================

      Average common shares outstanding          1,301,714  1,332,835  1,332,835  1,348,210         1,394,473
      Basic earnings per share                       $1.91      $1.69      $1.28      $0.00             $1.26
      Dividends per share (3)                        $1.11      $1.03      $0.70      $0.62             $0.57

                                                 -------------------------------------------------------------
                                                           As of or for the year ended December 31,
Other Data                                            2003       2002       2001     2000(1)             1999
------------------------------------------------ -------------------------------------------------------------

   Performance Ratios
      Return on average assets                        0.99%      0.99%      0.84%         -              0.90%
      Return on average equity                       10.96%     10.21%      8.35%      0.02%             8.27%
      Yield on interest-earning assets (2)            6.28%      6.93%      7.69%      8.04%             7.70%
      Cost of interest-bearing liabilities            2.56%      2.99%      3.99%      4.06%             3.89%
      Cost of funds                                   2.16%      2.53%      3.35%      3.38%             3.29%
      Interest rate spread (2)                        3.72%      3.94%      3.70%      3.98%             3.81%
      Net interest margin (2)                         4.18%      4.54%      4.52%      4.83%             4.56%
      Efficiency ratio (2) (4)                       64.16%     64.98%     69.58%     86.99%            64.01%
      Noninterest expense to average assets           2.99%      3.25%      3.56%      4.62%             3.18%
      Interest-earning assets to average assets      92.69%     94.65%     94.42%     93.39%            92.71%
      Loans to deposits                              87.74%     82.94%     84.73%     87.85%            81.99%
      Dividend payout ratio (3)                      57.98%     60.95%     54.72%         -             45.24%
   Asset Quality Ratios
      Non-performing loans to total loans             0.69%      0.68%      0.78%      0.59%             0.50%
      Non-performing assets to total assets           0.52%      0.49%      0.58%      0.48%             0.42%
      Allowance for loan losses to total loans        0.92%      0.93%      0.90%      0.96%             0.98%
      Allowance for loan losses to non-
       performing loans                             133.71%    136.81%    117.59%    162.22%           195.31%
   Capital Ratios
      Stockholders' equity to assets                  8.63%      9.51%      9.74%     10.32%            10.84%
      Tangible stockholders' equity to tangible
       assets                                         8.11%      8.90%      9.01%      9.38%             9.38%
      Average equity to average assets                9.02%      9.69%     10.02%     10.71%            10.94%
--------------------------------------------------------------------------------

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

(3) Includes $.25 per share special cash dividend paid in December 2003 and December 2002.

(4) The efficiency ratio is calculated by dividing operating expenses (less intangible amortization) by net income (TE basis) and noninterest income.
     The efficiency ratio gives us a measure of how effectively a bank is operating.



--------------------------------------------------------------------------------
Emclaire Financial Corp.             6                        2003 Annual Report

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

The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits. The Bank operates through a network of 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. The Corporation and the Bank are headquartered in Emlenton, Pennsylvania.

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

Forward Looking Statements
--------------------------

Discussions of certain matters in this Annual Report and other related year end documents may constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations, are generally identifiable by the use of words or phrases such as "believe," "plan," "expect," "intend," "anticipate," "estimate," "project," "forecast," "may increase," "may fluctuate," "may improve" and similar expressions of future or conditional verbs such as "will," "should," "would" and "could." These forward-looking statements relate to, among other things, expectations of the business environment in which the Corporation operates, projections of future performance, potential future credit experience, perceived opportunities in the market and statements regarding the Corporation's mission and vision. The Corporation's actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements due to a wide range of factors. These factors include, but are not limited to, changes in interest rates, general economic conditions, the local economy, the demand for the Corporation's products and services, accounting principles or guidelines, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, U.S. Treasury, and Federal Reserve, real estate markets, competition in the financial services industry, attracting and retaining key personnel, performance of new employees, regulatory actions, changes in and utilization of new technologies and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission (SEC) from time to time. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                   7                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Financial Condition
------------------------------

Total assets increased $23.9 million or 10.0% to $262.5 million at December 31, 2003 from $238.6 million at December 31, 2002. This increase was primarily due to increases in loans of $20.9 million and premises and equipment of $1.5 million. Also contributing to the increase in total assets were increases in securities of $414,000, federal bank stocks of $684,000, bank-owned life insurance of $218,000 and prepaid expenses and other assets of $332,000. Offsetting the net increase in assets were decreases in cash equivalents of $13,000, accrued interest receivable of $55,000 and intangible assets of $115,000.

The increase in the Corporation's total assets was primarily funded by increases in total liabilities of $24.0 million or 11.1% to $239.9 million at December 31, 2003 from $215.9 million at December 31, 2002. The increase in total liabilities was primarily due to increases in customer deposits of $12.7 million or 6.2% and borrowed funds of $10.7 million or 107.0%. Also contributing to the increase in total liabilities were increases in accrued interest payable of $10,000 or 2.1% and accrued expenses and other liabilities of $565,000 or 56.2%.

Cash and cash equivalents. Cash on hand, interest-earning deposits and federal funds sold decreased a combined $13,000 to $7.703 million at December 31, 2003 from $7.716 million at December 31, 2002. These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer deposit withdrawals, new loan originations or other loan fundings, security purchases, repayments of borrowed funds and cash dividends to stockholders.

Securities. Securities increased $414,000 or 1.0% to $49.2 million at December 31, 2003 from $48.7 million at December 31, 2002 as a result of excess liquidity and an advance from the Federal Home Loan Bank in the amount of $5.0 million (See Borrowed Funds). This excess liquidity and advance resulted in security purchases totaling $36.8 million, comprised of purchases of short-term commercial paper, corporate, U.S. Government agency and marketable equity securities of $6.0 million, $1.5 million, $28.2 million and $1.1 million, respectively, during 2003. Partially offsetting the net increase in securities were security maturities, calls and sales totaling $37.2 million, comprised of commercial paper, corporate, U.S. Government agency, municipal and marketable equity securities of $8.2 million, $1.8 million, $24.7 million, $1.8 million and $647,000, respectively, during 2003. Also contributing to the change in securities for the year was an increase in the unrealized gain on available for sale securities.

Loans receivable. Net loans receivable increased $20.9 million or 12.3% to $190.5 million at December 31, 2003 from $169.6 million at December 31, 2002. This increase can primarily be attributed to growth in the Corporation's commercial loan portfolios. Commercial real estate loans increased $9.9 million or 28.4% and commercial business loans increased $4.6 million or 20.8% as business activity in the Bank's markets has increased as a result of the lower interest rate environment as well as the continued focus by management on commercial lending. Also contributing to the growth in the loan portfolio was an increase in home equity loans of $11.2 million or 58.4% due primarily to home equity loan campaigns put forth during the year. First mortgage loans decreased $6.1 million or 7.3% during the year amid considerable refinancing activity as a result of the decline in market interest rates. During the year, $2.0 million of fixed-rate conforming 20-year and 30-year mortgages were sold in connection with managing interest rate risk.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                   8                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Non-performing assets. Non-performing assets include non-accrual loans, real estate acquired through foreclosure (REO) and repossessions. Non-performing assets increased $209,000 or 17.9% to $1.4 million or 0.52% of total assets at December 31, 2003 from $1.2 million or 0.49% of total assets at December 31, 2002. Non-performing assets consisted of non-performing loans, REO and repossessions of $1.3 million, $0, and $45,000, respectively, at December 31, 2003 and $1.2 million, $3,000 and $0, respectively, at December 31, 2002.

Federal bank stocks. Federal bank stocks were comprised of Federal Home Loan Bank stock and Federal Reserve Bank stock of $1.65 million and $333,000, respectively, at December 31, 2003. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.

Bank-owned life insurance (BOLI). BOLI is comprised of single premium life insurance policies of $4.0 million on 20 officers and employees of the Bank. During 2003, the BOLI increased $218,000 or 5.4% to $4.3 million at December 31, 2003 from $4.1 million at December 31, 2002. This net increase was comprised of the appreciation of the cash surrender value of $233,000 offset by executive life insurance expense of $15,000.

Premises and equipment. Premises and equipment increased $1.5 million or 42.0% to $5.2 million at December 31, 2003 from $3.7 million at December 31, 2002. The net increase resulted from capital expenditures of $1.9 million, primarily for the renovation of the Corporation's headquarters, offset by normal depreciation of fixed assets of $404,000.

Goodwill and Core deposit intangibles. Core deposit intangibles decreased $115,000 or 68.0% to $54,000 at December 31, 2003 from $169,000 at December 31,
2002 as a result of normal amortization during the year. Upon adopting new accounting guidance in 2002, the Corporation ceased amortizing goodwill.

Deposits. Total deposits increased $12.7 million or 6.2% to $217.1 million at December 31, 2003 from $204.4 million at December 31, 2002. The increase in customer deposits can be attributed to internal growth within the Bank's branch network across all major deposit categories. For the year, noninterest-bearing demand, interest-bearing demand and time deposits increased $3.6 million or 10.9%, $5.8 million or 8.0% and $3.3 million or 3.3%, respectively. Contributing to the increase in customer deposits was the opening of a new branch in January 2003 and also the marketing efforts put forth during the year throughout our branch network. This increase in deposits can also be attributed to a shift of customer funds from mutual funds and other equity investments to FDIC-insured bank deposit products. This shift has happened industry-wide and has resulted from the national economic downturn and overall weaker stock market performance experienced during recent years.

Borrowed funds. Borrowed funds, or advances from the FHLB, increased $10.7 million or 107.0% to $20.7 million at December 31, 2003 from $10.0 million at December 31, 2002. The increase in advances was the result of management's matching long-term borrowed funds of $5.0 million with U.S. Government agency securities with similar maturity terms to obtain an acceptable spread. Also contributing to the increase in borrowed funds was $5.7 million of overnight borrowings with the FHLB obtained primarily to fund stronger than expected loan growth in the fourth quarter of 2003.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $565,000 or 56.2% to $1.6 million at December 31, 2003 from $1.0 million at December 31, 2002 primarily as a result of increased accruals for income taxes, incentive bonus and other pension expenses to be paid in early 2004.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                   9                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Capital Resources
-----------------

Total stockholders' equity decreased $25,000 to $22.7 million at December 31, 2003 from $22.7 million at December 31, 2002. Contributing to this decrease was the purchase of treasury stock of $1.7 million and dividends declared of $1.4 million offset by net income of $2.5 million and an increase in accumulated other comprehensive income of $602,000. Returns on average equity and assets were 10.96% and 0.99%, respectively for 2003.

The Corporation has maintained a strong capital position with an equity to assets ratio of 8.6% at December 31, 2003, a slight decline from the ratio of 9.5% a year earlier. While continuing to sustain this strong capital position, stockholders received dividends of $1.4 million in 2003, including a special fourth quarter cash dividend of $317,000, or $.25 per share. Exclusive of the special cash dividend, regular quarterly dividends increased to $1.1 million in 2003 from $1.0 million in 2002. Stockholders have taken part in the Corporation's dividend reinvestment plan introduced during 2002 with 38% of registered shareholder accounts active in the plan at December 31, 2003.

Capital adequacy is the Corporation's ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2003, the Corporation and the Bank were in compliance with all regulatory capital requirements.

Liquidity
---------

The Corporation's primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2003, the Corporation used its sources of funds primarily to fund loan commitments and purchase securities. As of December 31, 2003, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $12.2 million. The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank's ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The Bank is currently in compliance with all liquidity policy limits.

At December 31, 2003, time deposits amounted to $102.3 million or 47.2% of the Corporation's total consolidated deposits, including approximately $24.6 million, which are scheduled to mature within the next year. Management of the Corporation believes that they have adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a term borrowing capacity from the FHLB and, to a limited extent, through the sale of loans. At December 31, 2003, the Corporation's borrowing capacity with the FHLB, net of funds borrowed, was $108.4 million.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                   10                 2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------



Management is not aware of any conditions, including any regulatory recommendations or requirements, which would adversely impact its liquidity or its ability to meet funding needs in the ordinary course of business.

Critical Accounting Policies
----------------------------

The most significant accounting policies followed by the Company are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses as a critical accounting policy.

The allowance for loan losses represents management's estimate of probable credit losses inherent in the loan portfolio. Estimating the amount of the allowance for loan losses requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. Loan losses are charged against the allowance while recoveries of amounts previously charged-off are credited to the allowance. Loan loss provisions are charged against current earnings based on management's periodic evaluation and review of the factors indicated above.



--------------------------------------------------------------------------------
Emclaire Financial Corp.                   11                 2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Changes in Results of Operations
--------------------------------

The Corporation reported net income of $2.5 million, $2.3 million and $1.7 million in 2003, 2002 and 2001, respectively. The following "Average Balance Sheet and Yield/Rate Analysis" and "Analysis of Changes in Net Interest Income" tables should be utilized in conjunction with the discussion of net interest income.

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



------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                 Year ended December 31,

                                                  2003                     2002                     2001
                                              ------------------------ ------------------------ ------------------------
                                               Average           Yield  Average           Yield  Average           Yield
                                                                   /                        /                        /
                                               Balance  Interest Rate   Balance  Interest Rate   Balance  Interest Rate
------------------------------------------------------------------------------------------------------------------------

Interest-earning assets:
---------------------------------------------

 Loans receivable                             $178,030  $12,130  6.81% $167,062  $12,441  7.45% $155,769  $12,668  8.13%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----

 Securities, taxable                            35,635    1,391  3.90%   29,745    1,485  4.99%   19,871    1,202  6.05%
 Securities, tax exempt                         16,070    1,066  6.63%   12,970      902  6.95%    8,157      565  6.93%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----
                                                51,705    2,457  4.75%   42,715    2,387  5.59%   28,028    1,767  6.30%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----

 Interest-earning cash equivalents               1,996       25  1.25%    4,719       73  1.55%    7,296      272  3.73%
 Federal bank stocks                             1,749       48  2.74%    1,314       55  4.19%    1,255       80  6.37%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----
                                                 3,745       73  1.95%    6,033      128  2.12%    8,551      352  4.12%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----

 Total interest-earning assets                 233,480   14,660  6.28%  215,810   14,956  6.93%  192,348   14,787  7.69%

 Cash and due from banks                         6,066                    5,467                    6,168
 Other noninterest-earning assets               12,355                    6,741                    5,205
                                              ---------                ---------                ---------

   Total assets                               $251,901                 $228,018                 $203,721
                                              =========                =========                =========

Interest-bearing liabilities:
---------------------------------------------
 Interest-bearing demand deposits              $77,058     $596  0.77%  $71,983     $799  1.11%  $65,595   $1,312  2.00%
 Time deposits                                  99,562    3,775  3.79%   94,301    4,094  4.34%   85,696    4,714  5.50%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----
                                               176,620    4,371  2.47%  166,284    4,893  2.94%  151,291    6,026  3.98%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----

 Borrowed funds                                 14,724      530  3.60%    6,203      268  4.32%    1,370       71  5.18%
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----

 Total interest-bearing liabilities            191,344    4,901  2.56%  172,487    5,161  2.99%  152,661    6,097  3.99%
 Noninterest-bearing demand deposits            35,970        -     -    31,679        -     -    29,411        -     -
                                              --------- -------- ----- --------- -------- ----- --------- -------- -----

 Funding and cost of funds                     227,314    4,901  2.16%  204,166    5,161  2.53%  182,072    6,097  3.35%

 Other noninterest-bearing liabilities           1,856                    1,748                    1,232
                                              ---------                ---------                ---------
   Total liabilities                           229,170                  205,914                  183,304
   Stockholders' equity                         22,731                   22,104                   20,417
                                              ---------                ---------                ---------

   Total liabilities and equity               $251,901                 $228,018                 $203,721
                                              ========= --------       ========= --------       ========= --------

Net interest income                                      $9,759                   $9,795                   $8,690
                                                        ========                 ========                 ========

Interest rate spread (difference between
 weighted average rate on interest-earning
 assets and interest-bearing liabilities)                        3.72%                    3.94%                    3.70%
                                                                 =====                    =====                    =====

Net interest margin (net interest
 income as a percentage of average
 interest-earning assets)                                        4.18%                    4.54%                    4.52%
                                                                 =====                    =====                    =====



--------------------------------------------------------------------------------
Emclaire Financial Corp.                  12                  2003 Annual Report

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


 (Dollar amounts in thousands)         2003 versus 2002             2002 versus 2001

                                       Increase (decrease) due to   Increase (decrease) due to
                                      ---------------------------- ----------------------------
                                       Volume    Rate      Total   Volume    Rate      Total
-----------------------------------------------------------------------------------------------
 Interest income:
    Loans                                $787   $(1,098)    $(311)  $883    $(1,110)     $(227)
    Securities                            458      (388)       70    839       (219)       620
    Interest-earning cash equivalents     (36)      (12)      (48)   (75)      (124)      (199)
    Federal bank stocks                    15       (22)       (7)     4        (29)       (25)
                                      -------- --------- --------- ------ ---------- ----------

    Total interest-earning assets       1,224    (1,520)     (296) 1,651     (1,482)       169
                                      -------- --------- --------- ------ ---------- ----------

 Interest expense:
    Deposits                              291      (813)     (522)   554     (1,687)    (1,133)
    Borrowed funds                        313       (51)      262    211        (14)       197
                                      -------- --------- --------- ------ ---------- ----------

    Total interest-bearing
     liabilities                          604      (864)     (260)   765     (1,701)      (936)
                                      -------- --------- --------- ------ ---------- ----------

 Net interest income                     $620     $(656)     $(36)  $886       $219     $1,105
                                      ======== ========= ========= ====== ========== ==========


2003 Results Compared to 2002 Results

The Corporation reported net income of $2.5 million and $2.3 million for 2003 and 2002, respectively. The $235,000 or 10.4% increase in net income can be attributed to increases in noninterest income of $385,000 and decreases in the provision for loan losses and the provision for income taxes of $51,000 and $85,000, respectively, offset by a decrease in net interest income of $184,000 and an increase in noninterest expense of $102,000.

Net interest income. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities and changes in the level of interest rates. Tax equivalent net interest income decreased $36,000 to $9.75 million for 2003, compared to $9.79 million for 2002. This decrease in net interest income can be attributed to a decrease in tax equivalent interest income of $296,000 and a decrease in interest expense of $260,000.

Interest income. Tax equivalent interest income decreased $296,000 or 2.0% to $14.7 million for 2003, compared to $15.0 million for 2002. This decrease can be attributed to decreases in interest earned on loans, interest-earning cash equivalents and federal bank stocks of $311,000, $48,000 and $7,000, respectively, offset by an increase in securities of $70,000.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  13                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Tax equivalent interest earned on loans receivable decreased $311,000 or 2.5% to $12.1 million for 2003, compared to $12.4 million for 2002. During that time, average loans increased $11.0 million or 6.6%, accounting for $787,000 in additional loan interest income. Due to the continually lower interest rate environment in 2003 versus 2002, this volume increase was more than offset by a decrease of $1.1 million relating to the 64 basis point reduction in the average interest rate earned on the loan portfolio.

Aside from changes in the volume and rates of loans receivable discussed above, $93,000 of the decrease in loan net interest income between the years can be attributed to the payoff of a previously non-performing commercial real estate loan in March 2002 that had been on non-accrual status. In connection with the loan payoff, the Corporation received all principal and interest due under the contractual terms of the loan agreement; and therefore, interest collected was recorded as loan interest income during 2002.

Tax equivalent interest earned on securities increased $70,000 or 2.9% to $2.5 million for 2003, compared to $2.4 million for 2002. The average volume of these assets increased $9.0 million or 21.0% - as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, corporate, U.S. Government agency and equity securities - accounting for $458,000 of the increase in interest income. The average rate of securities decreased 84 basis points during 2003 resulting in an offsetting reduction in such interest income of $388,000.

Interest earned on interest-earning deposit accounts, including federal funds sold, decreased $48,000 or 65.8% to $25,000 for 2003, compared to $73,000 for 2002, as a result of lower average balances maintained and a decline in the yield on these funds. Interest earned on federal bank stocks declined primarily as a result of lower yields on these instruments in 2003 versus 2002.

Interest expense. Interest expense decreased $260,000 or 5.0% to $4.9 million for 2003, compared to $5.2 million for 2002. This decrease in interest expense can be attributed to a decrease in interest incurred on deposits of $522,000, offset by an increase in interest incurred on borrowed funds of $262,000.

Deposit interest expense decreased $522,000 or 10.7% to $4.4 million for 2003, compared to $4.9 million for 2002. This decrease in interest expense can be attributed to a 47 basis point decline in the cost of interest-bearing deposits to 2.47% for 2003 versus 2.94% for 2002 resulting in a reduction in expense due to rate of $813,000. The favorable rate variance was partially offset by an increase in average interest-bearing deposits of $10.3 million or 6.2% between 2003 and 2002 resulting in additional interest expense of $291,000. As noted, this increase in deposits, despite the historically low interest rate environment, has been market driven as stock market investors nationwide have returned to community banks as a safer alternative for investing funds.

Interest expense on borrowed funds increased $262,000 or 97.8% to $530,000 for 2003, compared to $268,000 for 2002 due to a $5.0 million FHLB term borrowing placed in June 2003 and the increase in the average balance of overnight borrowings of $1.7 million to $1.8 million for 2003 compared to $161,000 in 2002. Offsetting the increase was interest capitalization on the renovations of the main headquarters in Emlenton, Pennsylvania.

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


--------------------------------------------------------------------------------
Emclaire Financial Corp.                   14                 2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


The provision for loan losses decreased $51,000 or 13.4% to $330,000 for 2003, compared to $381,000 for 2002. The Corporation's allowance for loan losses amounted to $1.8 million or 0.92% of the Corporation's total loan portfolio at December 31, 2003, compared to $1.6 million or 0.93% at December 31, 2002. The allowance for loan losses as a percentage of non-performing loans at December 31, 2003 and 2002 was 133.71% and 136.81%, respectively. The decrease in the provision for loan losses from 2002 to 2003 was primarily due to decreased charge-offs in 2003 while impaired and other nonperforming loans remained relatively stable.

Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, such as fees on depository accounts, general transaction and service fees, security and loan gains and losses, and earnings on BOLI. Noninterest income increased $385,000 or 27.5% to $1.8 million for 2003, compared to $1.4 million for 2002. This can be attributed to increases in fees and service charges, gains on the sale of loans and marketable securities and earnings on BOLI of $65,000, $8,000, $170,000 and $175,000, respectively. Offsetting this increase was a decrease in other noninterest income of $33,000.

In 2003, Management began to diversify its security portfolio with an emphasis on marketable equity securities into community banks with growth potential, increasing dividend yields and the potential to diversify the Corporation's business. Reducing risk and increasing the return on equity and asset ratios were also contributing factors. The unrealized gain on the equity portfolio is attributable largely to one equity security holding which management has held during several years of appreciation in price. As these securities are classified as available for sale, they may be sold in the future. Gains on the sale of these available for sale marketable equity securities are anticipated to be recognized over the next two years. The increase in the gains on the sale of marketable equity securities of $170,000 in 2003 was a direct result of this diversification.

The earnings on BOLI increased $175,000 to $233,000 for 2003, compared to $58,000 for 2002. The difference consists of an entire year of earnings recognized in 2003 versus only three months in 2002.

Other noninterest income decreased $33,000 or 9.9% to $301,000 for 2003, compared to $334,000 for 2002. Other noninterest income consists primarily of miscellaneous customer fees for ATM and debit card privileges, wire transfer fees, commissions on insurance and gains on the sale of foreclosed assets.

Noninterest expense. Noninterest expense increased $102,000 or 1.4% to $7.5 million for 2003, compared to $7.4 million for 2002. This increase in noninterest expense is comprised of increases in compensation and employee benefits and other noninterest expenses of $155,000 and $64,000, respectively, offset by the reduction in intangible amortization expense and premises and equipment expense of $31,000 and $86,000, respectively.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $155,000 or 3.9%. Normal annual salary and wage adjustments, increased pension costs and a higher accrual for incentive compensation, which is based on return on average asset and equity ratios, were the major components of this increase. Partially offsetting this increase was a reduction in headcount through normal attrition between 2003 and 2002, a decrease in employee benefits expense as a result of the decrease in staffing levels and an increase in standard loan costs deferred associated with personnel.

Premises and equipment expense decreased $86,000 or 7.6% primarily as a result of the cessation of depreciation on certain data processing equipment in the fourth quarter 2002. In 2004, depreciation will increase as a result of the final renovations of the main office and the purchases of new data processing equipment that will be placed in service throughout the year.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                   15                 2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Intangible amortization expense decreased $31,000 or 21.2% as a result of the cessation of intangible amortization expense on three branches previously acquired which have been fully amortized.

Other expense increased $64,000 or 3.0% primarily as a result of increased printing and office supplies, postage, marketing and other noninterest expenses. Other noninterest expenses consists primarily of loan servicing costs, credit bureau and loan expenses, contributions, bad checks and other losses, and other miscellaneous operating expenses. Contributing to the increase in these expenses was the addition of a new branch early in 2003 and increased loan volume throughout the year. Partially offsetting this increase in other expenses were decreases in software amortization expense as certain amortization periods expired in late 2002 and in 2003, telephone and data communications, professional fees and Pennsylvania shares tax expenses.

Provision for income taxes decreased $85,000 or 10.2% to $749,000 for 2003, compared to $834,000 for 2002. Contributing to this change was the effective tax rate decreasing to 23.1% for 2003 from 27.0% for 2002 as a direct result of an increase in nontaxable interest income on tax-free investments and loans, nontaxable BOLI income and a historical tax credit related to the renovations of the main office building.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  16                  2003 Annual Report

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



--------------------------------------------------------------------------------
Emclaire Financial Corp.                   17                 2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, including fees on depository accounts, general transaction and service fees, security and loan gains and losses, and earnings on BOLI. Noninterest income increased $61,000 or 4.6% to $1.4 million for 2002, compared to $1.3 million for 2001. This increase can be attributed to a gain of $39,000 on loans sold during the third quarter 2002, $58,000 on BOLI earnings as a result of the Corporation's aforementioned BOLI purchase during 2002 and a gain on the sale of a former office facility. Partially offsetting this increase in noninterest income was a decrease of $61,000 in service fees earned - primarily overdraft fees as customers have followed previously prescribed guidelines to assist in managing account overdrafts.

Noninterest expense. Noninterest expense increased $166,000 or 2.3% to $7.4 million for 2002, compared to $7.3 million for 2001. This increase in noninterest expense is comprised of increases in compensation and employee benefits, premises and equipment and other expenses of $134,000, $43,000 and $119,000, respectively, partially offset by a reduction in intangible amortization expense of $130,000.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  18                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Market Risk Management
----------------------

The primary objective of the Corporation's asset liability management function is to maximize the Corporation's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Corporation's operating environment, capital and liquidity requirements, performance objectives and overall business focus. One of the primary measures of the exposure of the Corporation's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of interest-bearing liabilities.

The Bank's Board of Directors has established a Finance Committee, consisting of five outside directors, the President and Chief Executive Officer and the Principal Financial and Accounting Officer, to monitor market risk, including primarily interest rate risk. This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset and liability management policies established by the Corporation.

Interest Rate Sensitivity Gap Analysis.

The implementation of asset and liability initiatives and strategies and compliance with related policies, combined with other external factors, such as demand for the Corporation's products and economic and interest rate environments in general, has resulted in the Corporation maintaining a one-year cumulative interest rate sensitivity gap ranging between a positive and negative 20% of total assets. The one-year interest rate sensitivity gap is identified as the difference between the Corporation's interest-earning assets that are scheduled to mature or reprice within one year and its interest-bearing liabilities that are scheduled to mature or reprice within one year.

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

At December 31, 2003, the Corporation's interest-earning assets maturing or repricing within one year totaled $89.8 million while the Corporation's interest-bearing liabilities maturing or repricing within one-year totaled $108.8 million, providing an excess of interest-bearing liabilities over interest-earning assets of $19.0 million or a negative 7.2% of total assets. At December 31, 2003, the percentage of the Corporation's assets to liabilities maturing or repricing within one year was 82.6%.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  19                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------


The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2003 which are expected to mature, prepay or reprice in each of the future time periods presented:


(Dollar amounts in thousands)       Due in   Due within Due within Due within Due in
                                      six       six       one to    three to   over
                                      months    months
                                     or less   to one    three      five      five      Total
                                                 year     years     years     years
-----------------------------------------------------------------------------------------------

Total interest-earning assets        $63,856   $25,977   $73,311   $39,596   $40,261  $243,001

Total interest-bearing liabilities    96,868    11,926    54,641    15,919    22,124   201,478
                                    --------- --------- --------- --------- --------- ---------

Maturity or repricing gap during
 the period                         $(33,012)  $14,051   $18,670   $23,677   $18,137   $41,523
                                    ========= ========= ========= ========= ========= =========

Cumulative gap                      $(33,012) $(18,961)    $(291)  $23,386   $41,523
                                    ========= ========= ========= ========= =========

Ratio of gap during the period to
 total assets                        (12.58%)     5.35%     7.11%     9.02%     6.91%
                                    ========= ========= ========= ========= =========

Ratio of cumulative gap to total
 assets                              (12.58%)   (7.22%)   (0.11%)     8.91%    15.82%
                                    ========= ========= ========= ========= =========

Total assets                                                                          $262,512
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

Interest Rate Sensitivity Simulation Analysis.

The Corporation also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Finance Committee of the Bank believes that simulation modeling enables the Corporation to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and security prepayment and deposit decay assumptions under various interest rate scenarios.

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


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  20                  2003 Annual Report

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

These guidelines take into consideration the current interest rate environment, the Corporation's financial asset and financial liability product mix and characteristics and liquidity sources among other factors. Given the current rate environment, a drop in short-term market interest rates of 200 basis points immediately or over a one-year horizon would seem unlikely. This drop has not been considered in evaluating modeling results outlined in the table below.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or a 100 basis point downward shift of market interest rates on net interest income. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2003 remained constant. The impact of the market rate movements on net interest income was developed by simulating the effects of rates changing gradually during a one-year period from the December 31, 2003 levels for net interest income.

                                                     Increase       Decrease
                                               ---------------------------------
                                                   +100      +200      -100
                                                    BP        BP        BP
--------------------------------------------------------------------------------

Net interest income - increase (decrease           1.32%     0.59%    (4.49%)


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

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  21                  2003 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
--------------------------------------------------------------------------------

Recent Accounting and Regulatory Pronouncements
-----------------------------------------------

During 2003, the Corporation adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation's operating results or financial condition.

FASB Statement 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

FASB Statement 150 requires reporting mandatory redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

FASB Statement 132 (revised 2003) requires additional disclosures about assets, obligations, cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans.

FASB Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

FASB Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether the entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity's activities are conducted for an investor with few voting rights.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  22                  2003 Annual Report

Consolidated Balance Sheets
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)




                                                                                    December 31,
                                                                          --------------------------------
                                                                              2003                2002
                                                                          ------------        ------------

                              Assets
------------------------------------------------------------------

Cash and due from banks                                                        $6,776              $5,495
Interest-earning deposits in banks                                                927               2,221
                                                                          ------------        ------------
   Cash and cash equivalents                                                    7,703               7,716
Securities available for sale                                                  49,145              48,719
Securities held to maturity; fair value of $17 and $29                             17                  29
Loans receivable, net of allowance for loan losses of $1,777 and
 $1,587                                                                       190,482             169,557
Federal bank stocks                                                             1,982               1,298
Bank-owned life insurance                                                       4,272               4,054
Accrued interest receivable                                                     1,270               1,325
Premises and equipment, net                                                     5,223               3,678
Goodwill                                                                        1,422               1,422
Core deposit intangibles                                                           54                 169
Prepaid expenses and other assets                                                 942                 610
                                                                          ------------        ------------

         Total assets                                                        $262,512            $238,577
                                                                          ============        ============

               Liabilities and Stockholders' equity
------------------------------------------------------------------

Liabilities:
   Deposits:
      Noninterest bearing                                                     $36,332             $32,762
      Interest bearing                                                        180,778             171,663
                                                                          ------------        ------------
         Total deposits                                                       217,110             204,425
   Borrowed funds                                                              20,700              10,000
   Accrued interest payable                                                       477                 467
   Accrued expenses and other liabilities                                       1,570               1,005
                                                                          ------------        ------------

      Total liabilities                                                       239,857             215,897
                                                                          ------------        ------------

Stockholders' equity:
   Preferred stock, $1.00 par value, 3,000,000 shares authorized;
      none issued                                                                   -                   -
   Common stock, $1.25 par value, 12,000,000 shares authorized;
      1,395,852 shares issued                                                   1,745               1,745
   Additional paid-in capital                                                  10,871              10,871
   Treasury stock, at cost; 128,017 shares and 63,017 shares                   (2,653)               (971)
   Retained earnings                                                           11,033               9,978
   Accumulated other comprehensive income                                       1,659               1,057
                                                                          ------------        ------------

      Total stockholders' equity                                               22,655              22,680
                                                                          ------------        ------------

         Total liabilities and stockholders' equity                          $262,512            $238,577
                                                                          ============        ============

See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                   23                 2003 Annual Report

Consolidated Statements of Income
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)



                                                                      Year ended December 31,
                                                            -------------------------------------------
                                                                  2003           2002             2001
                                                            -----------    -----------    -------------

Interest and dividend income:
   Loans receivable, including fees                            $12,009        $12,419          $12,646
   Securities:
      Taxable                                                    1,391          1,485            1,202
      Exempt from federal income tax                               736            621              389
   Federal bank stocks                                              48             55               80
   Deposits with banks and federal funds sold                       25             73              272
                                                            -----------    -----------    -------------
      Total interest and dividend income                        14,209         14,653           14,589
                                                            -----------    -----------    -------------

Interest expense:
   Deposits                                                      4,371          4,893            6,026
   Borrowed funds                                                  530            268               71
                                                            -----------    -----------    -------------
      Total interest expense                                     4,901          5,161            6,097
                                                            -----------    -----------    -------------

Net interest income                                              9,308          9,492            8,492
   Provision for loan losses                                       330            381              154
                                                            -----------    -----------    -------------

Net interest income after provision for loan losses              8,978          9,111            8,338
                                                            -----------    -----------    -------------

Noninterest income:
   Fees and service charges                                      1,034            969            1,030
   Gain on the sale of loans                                        47             39                -
   Gain on the sale of securities                                  170              -                -
   Earnings on bank-owned life insurance                           233             58                -
   Other                                                           301            334              309
                                                            -----------    -----------    -------------
      Total noninterest income                                   1,785          1,400            1,339
                                                            -----------    -----------    -------------

Noninterest expense:
   Compensation and employee benefits                            4,176          4,021            3,887
   Premises and equipment, net                                   1,050          1,136            1,093
   Intangible amortization expense                                 115            146              276
   Other                                                         2,181          2,117            1,998
                                                            -----------    -----------    -------------
      Total noninterest expense                                  7,522          7,420            7,254
                                                            -----------    -----------    -------------

Income before provision for income taxes                         3,241          3,091            2,423
   Provision for income taxes                                      749            834              718
                                                            -----------    -----------    -------------

Net income                                                      $2,492         $2,257           $1,705
                                                            ===========    ===========    =============

Basic earnings per share                                         $1.91          $1.69            $1.28

Average common shares outstanding                            1,301,714      1,332,835        1,332,835

See accompanying notes to consolidated financial statements.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                    24                2003 Annual Report

Consolidated Statements of Changes in Stockholders' Equity
--------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)


                                                                                              Accumulated
                                                                 Additional                      Other         Total
                                                         Common   Paid-in   Treasury Retained ComprehensiveStockholders'
                                                          Stock   Capital    Stock   Earnings    Income       Equity
                                                         ------- ---------- -------- -------- ------------ -------------

Balance at January 1, 2001                               $1,745    $10,871    $(971)  $8,320          $80       $20,045

Comprehensive income:
 Net income                                                                            1,705                      1,705
 Change in net unrealized gain on
  securities available for sale, net of
  taxes of $149                                                                                       292           292
                                                                                                           -------------

Comprehensive income                                                                                              1,997

Dividends declared, $0.70 per share                                                     (931)                      (931)
                                                         ------- ---------- -------- -------- ------------ -------------

Balance at December 31, 2001                              1,745     10,871     (971)   9,094          372        21,111

Comprehensive income:
 Net income                                                                            2,257                      2,257
 Change in net unrealized gain on
  securities available for sale, net of
  taxes of $353                                                                                       685           685
                                                                                                           -------------

Comprehensive income                                                                                              2,942

Dividends declared, $1.03 per share                                                   (1,373)                    (1,373)
                                                         ------- ---------- -------- -------- ------------ -------------

Balance at December 31, 2002                              1,745     10,871     (971)   9,978        1,057        22,680

Comprehensive income:
 Net income                                                                            2,492                      2,492
 Change in net unrealized gain on
  securities available for sale, net of
  taxes of $310                                                                                       602           602
                                                                                                           -------------

Comprehensive income                                                                                              3,094

Purchase of treasury stock, 65,000 Shares                                    (1,682)                             (1,682)
Dividends declared, $1.11 per share                                                   (1,437)                    (1,437)
                                                         ------- ---------- -------- -------- ------------ -------------

Balance at December 31, 2003                             $1,745    $10,871  $(2,653) $11,033       $1,659       $22,655
                                                         ======= ========== ======== ======== ============ =============

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                       25             2003 Annual Report

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                             Year ended December 31,
                                                                      --------------------------------------
                                                                           2003         2002           2001
                                                                      ----------   ----------   ------------

Operating activities:
   Net income                                                            $2,492       $2,257         $1,705
   Adjustments to reconcile net income to net cash from
      operating activities:
         Depreciation and amortization for premises and equipment           404          460            432
         Provision for loan losses                                          330          381            154
         Amortization of premiums and accretion of discounts, net           253          236             17
         Amortization of intangible assets                                  115          146            276
         Gain on sale of securities                                        (170)           -              -
         Gain on sale of loans                                              (47)         (39)             -
         Earnings on bank-owned life insurance, net                        (218)         (54)             -
         Changes in:
            Accrued interest receivable                                      55          (74)            (4)
            Prepaid expenses and other assets                              (332)          18            175
            Accrued interest payable                                         10          (13)           (25)
            Accrued expenses and other liabilities                          565          349            166
            Other                                                           180         (278)          (165)
                                                                      ----------   ----------   ------------
      Net cash provided by operating activities                           3,637        3,389          2,731
                                                                      ----------   ----------   ------------

Investing activities:
   Loan originations and payments, net                                  (21,297)      (9,570)       (10,362)
   Purchases of available for sale securities                           (37,014)     (42,561)       (19,595)
   Purchases of federal bank stocks                                        (684)         (37)           (22)
   Repayment, maturities and calls of available for sale securities      36,369       33,475          7,809
   Proceeds from the sale of available for sale securities                  647            -              -
   Principal repayments of held to maturity securities                       12           31            159
   Purchase of bank-owned life insurance                                      -       (4,000)             -
   Purchases of premises and equipment                                   (1,949)        (750)          (487)
                                                                      ----------   ----------   ------------
      Net cash used in investing activities                             (23,916)     (23,412)       (22,498)
                                                                      ----------   ----------   ------------

Financing activities:
   Net increase in deposits                                              12,685       14,955         18,345
   Borrowings from the FHLB                                              10,700        5,000          5,000
   Repayments of borrowed funds                                               -            -         (2,000)
   Dividends paid                                                        (1,437)      (1,373)          (931)
   Payments to acquire treasury stock                                    (1,682)           -              -
                                                                      ----------   ----------   ------------
      Net cash provided by financing activities                          20,266       18,582         20,414
                                                                      ----------   ----------   ------------

Net increase (decrease) in cash equivalents                                 (13)      (1,441)           647
Cash equivalents at beginning of period                                   7,716        9,157          8,510
                                                                      ----------   ----------   ------------
Cash equivalents at end of period                                        $7,703       $7,716         $9,157
                                                                      ==========   ==========   ============

Supplemental information:

   Interest paid                                                         $4,891       $5,174         $6,122
   Income taxes paid                                                        828          725            922

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  26                  2003 Annual Report

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.     Summary of Significant Accounting Policies

       Nature of Operations and Basis of Presentation.

       Emclaire Financial Corp. (the "Corporation") is a Pennsylvania company organized as the holding company of Farmers National Bank of Emlenton (the "Bank"). The Corporation provides a variety of financial services to individuals and businesses through its offices in western Pennsylvania. Its primary deposit products are checking, savings and certificate of deposit accounts and its primary lending products are residential and commercial mortgage, commercial business and consumer loans.

       The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiary, the Bank. All intercompany transactions and balances have been eliminated in preparing the consolidated financial statements.

       Use of Estimates and Classifications.

       To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, loan servicing rights, fair value of financial instruments and deferred tax assets. Certain amounts previously reported have been reclassified to conform to the current year financial statement presentation. Such reclassifications did not affect net income or stockholders' equity.

       Cash and Cash Equivalents.

       Cash and cash equivalents include cash on hand and in banks, interest-earning deposits with other financial institutions and federal funds sold. Interest-earning deposits mature within one year and are carried at cost. Net cash flows are reported for loan and deposit transactions.

       Restrictions on Cash. Cash on hand or on deposit with the Federal Reserve Bank of approximately $2.5 million and $200,000 was required to meet regulatory reserve and clearing requirements at December 31, 2003 and 2002, respectively. Such balances do not earn interest.

       Securities.

       Investment securities are classified as either available for sale or held to maturity at the time of purchase based on management's intent and ability. Securities acquired with the intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. Available for sale securities consist of securities that are not classified as held to maturity and are carried at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity, net of tax, until realized. Realized gains and losses are computed using the specific identification method and are included in operations in the period sold. Interest and dividends on investment securities are recognized as income when earned. Securities are written down to fair value when a decline in fair value is not temporary.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  27                  2003 Annual Report

--------------------------------------------------------------------------------

1.     Summary of Significant Accounting Policies (continued)

       Loans Held for Sale.

       Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

       Loans Receivable.

       Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans or premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, and premiums and discounts are deferred and recognized as an adjustment of the related loan yield using the interest method.

       The accrual of interest on loans is typically discontinued at the time the loan is 90 days or more delinquent unless the credit is well secured and in the process of collection. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

       Allowance for Loan Losses.

       The allowance for loan losses is a valuation allowance established for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

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

       A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all the circumstances surrounding the loan and the borrower. Large groups of homogeneous loans are evaluated collectively for impairment. Accordingly, the Corporation does not identify individual consumer and residential mortgage loans for impairment disclosures.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  28                  2003 Annual Report

--------------------------------------------------------------------------------

1.     Summary of Significant Accounting Policies (continued)

       Bank-Owned Life Insurance (BOLI).

       The Corporation has purchased life insurance policies on certain key officers and employees. BOLI is recorded at its cash surrender value, or the amount that can be realized.

       Premises and Equipment.

       Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis for the estimated useful lives of the related assets, which are 39 to 40 years for buildings and three to 10 years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method for the term of the related lease. Premises and equipment are reviewed for impairment when events indicate their carry amount may not be recoverable from future undiscounted cash flows. If impaired, assets are recorded at fair value.

       Goodwill and Intangible Assets.

       Goodwill results from prior business acquisitions and represents the excess of the purchase price above the fair value of acquired assets and liabilities. Upon adopting new accounting guidance in 2002, the Corporation ceased amortization of goodwill. Core deposit intangible assets arise from whole bank or branch acquisitions and are measured at fair value and then are amortized on a straight-line basis for their estimated lives, generally less than 10 years. Intangible assets are assessed at least annually for impairment and any such impairment will be recognized in the period identified.

       Servicing Assets.

       Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and for the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

       Real Estate Acquired Through Foreclosure.

       Real estate properties acquired through foreclosure (REO) are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation is recorded through expense. Costs after acquisition are expensed. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $0 and $3,000 at December 31, 2003 and 2002, respectively.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  29                  2003 Annual Report

--------------------------------------------------------------------------------

1.     Summary of Significant Accounting Policies (continued)

       Income Taxes.

       Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

       Basic Earnings per Common Share.

       The Corporation maintains a simple capital structure with no common stock equivalents. Basic earnings per common share is calculated using net income divided by the weighted average number of common shares outstanding during the period. The Corporation's capital structure contains no potentially dilutive securities.

       Comprehensive Income.

       Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

       Operating Segments.

       Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial services operations are considered by management to be aggregated in one reportable operating segment.

       Retirement Plans.

       The Corporation maintains a noncontributory defined benefit plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily on years of service and compensation rates near retirement. The Corporation also maintains a 401(k) plan which covers substantially all employees and a supplemental executive retirement plan for key executive officers.

       Adoption of New Accounting Standards.

       During 2003, the Corporation adopted FASB Statement 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities, FASB Statement 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, FASB Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, and FASB Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not materially affect the Corporation's operating results or financial condition.


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  30                  2003 Annual Report

--------------------------------------------------------------------------------


1.     Summary of Significant Accounting Policies (continued)

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

       Off-Balance Sheet Financial Instruments.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  31                  2003 Annual Report

--------------------------------------------------------------------------------

2.     Securities

       The following table summarizes the Corporation's securities as of December 31:


(Dollar amounts in thousands)              Carrying     Unrecognized Unrecognized   Fair
                                            Amount        gains       losses        value
-------------------------------------------------------------------------------------------

Available for sale:
---------------------------------------
   December 31, 2003:
      U.S. Government securities            $19,061          $83        $(249)     $18,895
      Mortgage-backed securities              1,691            -          (22)       1,669
      Municipal securities                   14,680          811            -       15,491
      Corporate securities                    9,599          273           (1)       9,871
      Equity securities                       1,601        1,622           (4)       3,219
                                           ---------    ---------    ---------    ---------
                                            $46,632       $2,789        $(276)     $49,145
                                           =========    =========    =========    =========
   December 31, 2002:
      U.S. Government securities            $17,486         $350           $-      $17,836
      Mortgage-backed securities                  -            -            -            -
      Municipal securities                   16,515          391          (99)      16,807
      Corporate securities                   12,146          421           (5)      12,562
      Equity securities                         971          543            -        1,514
                                           ---------    ---------    ---------    ---------
                                            $47,118       $1,705        $(104)     $48,719
                                           =========    =========    =========    =========
Held to maturity:
---------------------------------------
   December 31, 2003:
      Mortgage-backed securities                $17           $-           $-          $17
                                           ---------    ---------    ---------    ---------
                                                $17           $-           $-          $17
                                           =========    =========    =========    =========
   December 31, 2002:
      Mortgage-backed securities                $29           $-           $-          $29
                                           ---------    ---------    ---------    ---------
                                                $29           $-           $-          $29
                                           =========    =========    =========    =========


       Sales of available for sale securities were as follows:



      (Dollar amounts in thousands)            2003         2002         2001
------------------------------------------------------------------------------

      Proceeds                                 $647           $-           $-
      Gross Gains                               170            -            -

       The following table summarizes scheduled maturities of the Corporation's securities as of December 31, 2003:




(Dollar amounts in thousands)                        Available for        Held to maturity
                                                           sale
                                           ---------                 ----------------------
                                           Amortized      Fair       Amortized      Fair
                                             cost         value        cost         value
-------------------------------------------------------------------------------------------

Due in one year or less                      $6,481       $6,606           $-           $-
Due from one year to five years              19,963       20,021            -            -
Due from five to ten years                    3,907        3,808            -            -
Due after ten years                          14,680       15,491           17           17
No scheduled maturity                         1,601        3,219            -            -
                                           ---------    ---------    ---------    ---------
                                            $46,632      $49,145          $17          $17
                                           =========    =========    =========    =========


--------------------------------------------------------------------------------
Emclaire Financial Corp.                   32                 2003 Annual Report

--------------------------------------------------------------------------------


2.     Securities (continued)

       Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

       Securities with carrying values of $8.6 million and $9.5 million as of December 31, 2003 and 2002, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

       At year end 2003 and 2002, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

       Securities with unrealized losses at year end 2003 not recognized in income are as follows:



(Dollar amounts in thousands)                                          Less than 12 Months
                                                                      -----------------------
Description of                                                          Fair       Unrealized
 Securities
                                                                        Value         Loss
---------------------------------------------------------------------------------------------

U.S. Government
 securities                                                            $11,316         $(249)
Mortgage-backed
 securities                                                              1,669           (22)
Municipal securities                                                         -             -
Corporate securities                                                       809            (1)
Equity securities                                                          214            (4)
                                                                      ---------    ----------
                                                                       $14,008         $(276)
                                                                      =========    ==========


       Unrealized losses on available for sale securities have not been recognized into income because the issuers' bonds are of high credit quality (rated AA or higher), management has the intent and ability to hold for the foreseeable future, and the decline in the fair value is largely due to increase in market interest rates. The fair value is expected to recover as the bonds approach their maturity dates and/or market rates decline.

3.     Loans Receivable

       The following table summarizes the Corporation's loans receivable as of December 31:


------------------------------------------------------------------------------------------

(Dollar amounts in thousands)                            2003                        2002
------------------------------------------------------------------------------------------

Mortgage loans:
  Residential first mortgage                          $76,396                     $82,449
  Home equity                                          30,316                      19,136
  Commercial                                           44,935                      34,986
                                                    ----------                  ----------
                                                      151,647                     136,571
Other loans:
  Commercial business                                  26,470                      21,913
  Consumer                                             14,142                      12,660
                                                    ----------                  ----------
                                                       40,612                      34,573
                                                    ----------                  ----------

Total loans, gross                                    192,259                     171,144

Less allowance for loan losses                          1,777                       1,587
                                                    ----------                  ----------

Total loans, net                                     $190,482                    $169,557
                                                    ==========                  ==========


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  33                  2003 Annual Report

--------------------------------------------------------------------------------


3.     Loans Receivable (continued)

       Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:



(Dollar amounts in thousands)                                2003         2002         2001
--------------------------------------------------------------------------------------------

Balance at the beginning of the year                       $1,587       $1,464       $1,460

Provision for loan losses                                     330          381          154
Loans charged-off                                            (205)        (331)        (197)
Recoveries                                                     65           73           47
                                                        ----------   ----------   ----------

Balance at the end of the year                             $1,777       $1,587       $1,464
                                                        ==========   ==========   ==========


       Non-performing loans, which include primarily non-accrual loans, were $1.3 million and $1.2 million at December 31, 2003 and 2002, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status. At December 31, 2003 and 2002, the recorded investment in loans considered to be impaired was $821,000 and $635,000, respectively, against which approximately $202,000 and $147,000, respectively, of the allowance for loan losses was allocated. During 2003, 2002 and 2001, impaired loans averaged $728,000, $789,000 and $875,000, respectively. The Corporation recognized interest income on impaired loans of approximately $29,000, $13,000 and $30,000, on a cash basis, during 2003, 2002 and 2001, respectively. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories whereas other loans may be included in only one category.

       The Corporation conducts its business through 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania and primarily lends in this geographical area. The Corporation does not have any significant concentrations of credit risk to any one industry or customer.

       The Corporation was servicing loans with unpaid principal balances of $2.8 million and $1.2 million at December 31, 2003 and 2002, respectively, for a third party investor. Such loans are not reflected in the consolidated balance sheet and servicing operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans. Servicing assets related to these loans are not material.

4.     Federal Bank Stocks

       The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank's investment in FHLB and FRB stocks was $1.65 million and $333,000, respectively, at December 31, 2003, and $965,000 and $333,000, respectively, at December 31, 2002.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  34                  2003 Annual Report

--------------------------------------------------------------------------------


5.     Premises and Equipment

       Premises and equipment at December 31 are summarized by major classification as follows:


(Dollar amounts in thousands)                              2003           2002
-------------------------------------------------------------------------------

Land                                                       $349           $296
Buildings and improvements                                4,201          2,981
Leasehold improvements                                      696            481
Furniture, fixtures and equipment                         3,532          3,111
Construction in progress                                    456            416
                                                     -----------    -----------

                                                          9,234          7,285
Less accumulated depreciation and
 amortization                                             4,011          3,607
                                                     -----------    -----------

                                                         $5,223         $3,678
                                                     ===========    ===========


       Depreciation and amortization expense for the years December 31, 2003, 2002 and 2001 were $404,000, $460,000 and $432,000, respectively.

       Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2003, 2002 and 2001 was $124,000, $146,000 and
       $135,000, respectively. Rent commitments under non-cancelable long-term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:


                   (Dollar amounts in thousands)

      2004                       $107
      2005                         99
      2006                         91
      2007                         94
      2008                         99
 Thereafter                       308
                          ------------
                                    -
                                 $798
                          ============


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  35                  2003 Annual Report

--------------------------------------------------------------------------------

6.     Goodwill and Intangible Assets

       Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows for the years ended December 31:


(Dollar amounts in thousands, except per share
 data)                                                         2003      2002      2001
----------------------------------------------------------------------------------------

Net income:

 Reported net income                                         $2,492    $2,257    $1,705
 Add back goodwill amortization                                   -         -       130
                                                           --------- --------- ---------

 Adjusted net income                                         $2,492    $2,257    $1,835
                                                           ========= ========= =========

Basic earnings per share:

 Reported basic earnings per share                            $1.91     $1.69     $1.28
 Add back goodwill amortization                                   -         -      0.10
                                                           --------- --------- ---------

 Adjusted basic earnings per share                            $1.91     $1.69     $1.38
                                                           ========= ========= =========


       At December 31, 2003, core deposit intangibles had a gross carrying amount and accumulated amortization of $1.24 million and $1.19 million, respectively. Remaining estimated amortization expense for core deposit intangibles for 2004 and 2005 is estimated to be $32,000 and $22,000, respectively.

7.     Related Party Balances and Transactions

       In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.7 million and $1.9 million at December 31, 2003 and 2002, respectively. During 2003, total principal additions and total principal repayments associated with these loans were $582,000 and $833,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2003 and 2002 totaled $3.2 million and $2.1 million, respectively.

       In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business. During 2003, 2002 and 2001, amounts paid to affiliates for such services totaled $74,000, $79,000 and $59,000, respectively.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  36                  2003 Annual Report

--------------------------------------------------------------------------------

8.     Deposits

       The following table summarizes the Corporation's deposits as of December 31:



(Dollar amounts in
 thousands)                              2003                          2002
                           ----------------------------- -----------------------------

                           Weighted                      Weighted
                            average                       average
    Type of accounts         rate     Amount           %   rate     Amount           %
--------------------------------------------------------------------------------------

Noninterest-bearing
 deposits                         -   $36,332      16.7%        -   $32,762      16.0%
Interest-bearing demand
 deposits                      0.68%   78,468      36.1%     0.88%   72,637      35.5%
Time deposits                  3.73%  102,310      47.2%     3.97%   99,026      48.5%
                                     --------- ---------           --------- ---------

                               2.01% $217,110     100.0%     2.24% $204,425     100.0%
                                     ========= =========           ========= =========

Time deposits mature as
 follows:

Three months or less                   $5,953       2.7%             $8,008       3.9%
Over three months through
 one year                              18,673       8.6%             23,041      11.3%
Over one year through
 three years                           54,641      25.2%             36,030      17.6%
Over three years through
 five years                            15,919       7.3%             27,714      13.6%
Thereafter                              7,124       3.4%              4,233       2.2%
                                     --------- ---------           --------- ---------

                                     $102,310      47.2%            $99,026      48.5%
                                     ========= =========           ========= =========


       The Corporation had a total of $20.5 million and $18.6 million in time deposits of $100,000 or more at December 31, 2003 and 2002, respectively.

9.     Borrowed Funds

       The following table summarizes the Corporation's borrowed funds as of December 31:




(Dollar amounts in thousands)                                      2003                2002
                                                     ------------------- -------------------

                                                      Weighted           Weighted
                                                      average             average
                                                        rate    Amount     rate     Amount
--------------------------------------------------------------------------------------------

FHLB advances:
   Due within 12 months                                   1.06%  $5,700      0.00%       $-
   Due beyond 12 months but within 5 years                0.00%       -      0.00%        -
   Due beyond 5 years but within 10 years                 4.13%  15,000      4.17%   10,000
   Due beyond 10 years                                    0.00%       -      0.00%        -
                                                               ---------          ----------
                                                                $20,700             $10,000
                                                               =========          ==========


       The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2003 was $108.4 million.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  37                  2003 Annual Report

--------------------------------------------------------------------------------


10.    Insurance of Accounts and Regulatory Matters

       Insurance of Accounts.

       The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000 per insured depositor. To provide this insurance, the Bank must pay an annual premium. In connection with the insurance of deposits, the Bank is required to maintain certain minimum levels of regulatory capital as outlined below.

       Restrictions on Dividends, Loans and Advances.

       The Bank is subject to a regulatory dividend restriction that generally limits the amount of dividends that can be paid by the Bank to the Corporation. Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. As of December 31, 2003, $2.7 million of undistributed earnings of the company was available for distribution as dividends, without prior regulatory approval.

       Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Funds available for loans or advances by the Bank to the Corporation amounted to approximately $1.0 million.

       Minimum Regulatory Capital Requirements.

       The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

       Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2003 and 2002, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  38                  2003 Annual Report

--------------------------------------------------------------------------------

10.    Insurance of Accounts and Regulatory Matters (continued)

       Minimum Regulatory Capital Requirement (continued).

       As of December 31, 2003, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

       The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:


-----------------------------------------------------------------------------------------------

(Dollar amounts in thousands)    December 31,                    December 31,
                                      2003                            2002
                                ------------------------------- -------------------------------
                                 Consolidated     Bank           Consolidated     Bank
                                --------------- --------------- --------------- ---------------
                                 Amount  Ratio   Amount  Ratio   Amount  Ratio   Amount  Ratio
-----------------------------------------------------------------------------------------------

Total capital to risk weighted
 assets:
 Actual                         $22,018  11.72% $19,669  10.61% $21,858  13.11% $20,498  12.38%
 For capital adequacy purposes   15,025   8.00%  14,837   8.00%  13,338   8.00%  13,248   8.00%
 To be well capitalized          18,781  10.00%  18,546  10.00%  16,675  10.00%  16,561  10.00%
Tier 1 capital to risk-weighted
 assets:
 Actual                         $19,520  10.39% $17,885   9.64% $20,032  12.04% $18,906  11.42%
 For capital adequacy purposes    7,513   4.00%   7,418   4.00%   6,655   4.00%   6,624   4.00%
 To be well capitalized          11,269   6.00%  11,128   6.00%   9,983   6.00%   9,936   6.00%
Tier 1 capital to average
 assets:
 Actual                         $19,520   7.59% $17,885   7.00% $20,032   8.60% $18,906   8.15%
 For capital adequacy purposes   10,288   4.00%  10,220   4.00%   9,317   4.00%   9,275   4.00%
 To be well capitalized          12,860   5.00%  12,775   5.00%  11,647   5.00%  11,594   5.00%


11.    Income Taxes

       The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:


(Dollar amounts in thousands)             2003             2002             2001
---------------------------------------------------------------------------------

   Current                                $618             $984             $908
   Deferred                                131             (150)            (190)
                                       --------         --------         --------

                                          $749             $834             $718
                                       ========         ========         ========


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  39                  2003 Annual Report

--------------------------------------------------------------------------------


11.    Income Taxes (continued)

       A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:



(Dollar amounts in thousands)             2003             2002             2001
-----------------------------------------------------------------------------------------
                                                % Pre-           % Pre-           % Pre-
                                                  tax              tax              tax
                                        Amount  Income   Amount  Income   Amount  Income
                                       ---------------- ---------------- ----------------

-----------------------------------------------------------------------------------------

Provision at statutory tax rate         $1,102    34.0%  $1,051    34.0%    $824    34.0%
Increase (decrease) resulting from:
   Tax free interest, net of
    disallowance                          (312)  (9.6%)    (226)  (7.3%)    (166)  (6.9%)
   Goodwill                                  -     0.0%       -     0.0%      44     1.8%
   Earnings on BOLI                        (79)  (2.4%)       -     0.0%       -     1.8%
   Other, net                               38     1.2%       9     0.3%      16     0.7%
                                       ---------------- ---------------- ----------------

Reported rate                             $749    23.1%    $834    27.0%    $718    31.4%
                                       ================ ================ ================


       The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)                              2003             2002
---------------------------------------------------------------------------------

Deferred tax assets:

   Loss on securities                                      $134             $152
   Provision for loan losses                                550              486
   Deferred loan fees                                        39               23
   Intangible assets                                        158              150
   Accrued pension cost                                       -              103
   Other                                                     25               15
                                                        --------         --------

   Gross deferred tax assets                                906              929

Deferred tax liabilities:
                                                              -                -
   Net unrealized gain on securities                        855              544
   Depreciation                                             302              150
   Loan servicing                                            10                4
   Other                                                    108              158
                                                        --------         --------

   Gross deferred tax liabilities                         1,275              856
                                                        --------         --------

   Net deferred tax
    asset/(liability)                                     $(369)             $73
                                                        ========         ========


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

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  40                  2003 Annual Report

--------------------------------------------------------------------------------

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

13.    Employee Benefit Plans

       Defined Benefit Plan.

       The Corporation provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis and are fully vested after five years of service.

       The Corporation uses a December 31 measurement date for its plans.

       Information pertaining to changes in obligations and funded status of the defined benefit pension plan is as follows:

(Dollar amounts in thousands)                               2003        2002        2001
-----------------------------------------------------------------------------------------

Change in plan assets:
 Fair value of plan assets at beginning of year           $1,983      $2,117      $2,244
 Actual (loss) return on plan assets                         316        (264)       (114)
 Employer contribution                                       248         194          43
 Benefits paid                                               (64)        (64)        (56)
                                                        ---------   ---------   ---------

 Fair value of plan assets at end of year                  2,483       1,983       2,117
                                                        ---------   ---------   ---------

Change in benefit obligation:
 Benefit obligation at beginning of year                   2,801       2,358       2,087
 Service cost                                                147         186         173
 Interest cost                                               164         169         150
 Actuarial loss (gain)                                       235         152           4
 Effect of Plan Amendment                                   (580)          -           -
 Effect of Change in Assumptions                             209           -           -
 Benefits paid                                               (64)        (64)        (56)
                                                        ---------   ---------   ---------

 Benefit obligation at end of year                         2,912       2,801       2,358
                                                        ---------   ---------   ---------

Funded status (plan assets less benefit obligations)        (429)       (818)       (241)
Unrecognized prior service cost                             (548)          1           1
Unrecognized net actuarial (gain) loss                       843         586         (18)
Unrecognized transition asset                                (65)        (73)        (81)
                                                        ---------   ---------   ---------

Prepaid (Accrued) pension cost                             $(199)      $(304)      $(339)
                                                        =========   =========   =========

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  41                  2003 Annual Report

--------------------------------------------------------------------------------

13.    Employee Benefit Plans (continued)

       Amounts recognized in the balance sheet consist of:


                                                           Pension Benefits         Other Benefits
(Dollar amounts in thousands)                               2003        2002        2003        2002
-----------------------------------------------------------------------------------------------------
Prepaid benefit cost                                          $-          $-          $-          $-
Accrued benefit cost                                        (199)       (304)          -           -
Intangible assets                                              -           -           -           -
Accumulated other comprehensive income                         -           -           -           -
                                                        ---------   ---------   ---------   ---------

Net amount recognized                                      $(199)      $(304)         $-          $-
                                                        =========   =========   =========   =========


       The accumulated benefit obligation for all defined benefit pension plans was $2.4 million and $1.9 million at year end 2003 and 2002, respectively.

       The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans were $2.9 million, $2.4 million and $2.5 million, respectively, as of year end 2003, and $2.8 million, $1.9 million and $2.0 million, respectively, as of year end 2002.

       The components of the periodic pension cost are as follows:


(Dollar amounts in thousands)                               2003        2002        2001
-----------------------------------------------------------------------------------------

Service cost                                                $147        $186        $173
Interest cost                                                164         169         150
Expected return on plan assets                              (176)       (188)       (197)
Transition asset                                              (8)         (8)         (8)
Prior service costs                                          (31)          -           -
Recognized net actuarial (gain) loss                          47           -          (6)
                                                        ---------   ---------   ---------

Net periodic pension cost                                   $143        $159        $112
                                                        =========   =========   =========

       Weighted-average actuarial assumptions include the following:


(Dollar amounts in thousands)                               2003        2002        2001
-----------------------------------------------------------------------------------------

Discount rate for benefit obligations and net cost          6.30%       6.80%       7.25%
Rate of increase in future compensation levels              4.50%       4.50%       4.50%
Expected rate of return on plan assets                      8.50%       8.50%       8.50%

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  42                  2003 Annual Report

--------------------------------------------------------------------------------

13.    Employee Benefit Plans (continued)

       Plan Assets.

       The Corporation's pension plan asset allocation at year end 2003 and 2002, target allocation for 2004, and expected long-term rate of return by asset category are as follows:


                                Target    Percentage of Plan Weighted-Average
                               Allocation   Assets at Year     Expected Long-
                                                  End          Term Rate of
                                                                   Return
Asset Category                   2004      2003      2002                2003
------------------------------------------------------------------------------

Equity Securities                  50%       52%       10%                6.0%
Debt Securities                    22%       18%        0%                2.0%
Other                              28%       30%       90%                0.5%
                                         ------- ---------  ------------------

                                            100%      100%                8.5%
                                         ======= =========  ==================

       The intent of the Plan is to provide a range of investment options for building a diversified asset allocation strategy that will provide the highest likelihood of meeting the aggregate actuarial projections. In selecting the options and asset allocation strategy, the Corporation has determined that the benefits of reduced portfolio risk are best received through asset style diversification. The following asset classes or investment categories are utilized to meet the Plan's objectives: Small company stock, International stock, Mid-cap stock, Large company stock, Diversified bond, Money Market/Stable Value and Cash.

       Contributions.

       The Corporation's contributions to its pension plan for 2003, 2002 and 2001 were $247,498, $193,949 and $43,290, respectively.

       The Corporation expects to contribute $209,292 to its pension plan in 2004.

       Defined Contribution Plan.

       The Corporation maintains a defined contribution 401(k) Plan. Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation. Employee contributions are vested at all times. The Corporation makes matching contributions as approved by the Board of Directors. Matching contributions for 2003 was $68,000. No matching contributions had been made to the plan prior to December 31, 2002.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  43                  2003 Annual Report

--------------------------------------------------------------------------------

13.    Employee Benefit Plans (continued)

       Supplemental Executive Retirement Plan.

       During 2002, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions, and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement age of 62. For the year ended December 31, 2003, the Corporation recognized SERP expense of $33,000.

14.    Financial Instruments

       Fair Value of Financial Instruments.

       The following table sets forth the carrying amount and fair value of the Corporation's financial instruments included in the consolidated balance sheet as of December 31:

(Dollar amounts in thousands)                        2003                2002
----------------------------------------------------------------------------------------
                                                 Carrying    Fair    Carrying    Fair
                                                  amount     value    amount    amount
----------------------------------------------------------------------------------------

Financial assets:
 Cash equivalents                                  $7,703    $7,703    $7,716    $7,716
 Securities                                        49,162    49,162    48,748    48,748
 Loans receivable                                 190,482   198,092   169,557   178,195
 Federal bank stocks                                1,982     1,982     1,298     1,298
 Accrued interest receivable                        1,270     1,270     1,325     1,325

Financial liabilities:
 Deposits                                         217,110   218,915   204,425   209,158
 Borrowed funds                                    20,700    20,699    10,000    10,582
 Accrued interest payable                             477       477       467       467

       The methods and assumptions used to estimate fair value are described as follows.

       Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, federal bank stocks, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is not material.

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  44                  2003 Annual Report

--------------------------------------------------------------------------------

14.    Financial Instruments (continued)

       Off-Balance Sheet Financial Instruments.

       The Corporation is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Corporation's exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Corporation uses the same credit policies in making commitments as for on-balance sheet instruments. The Corporation's distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

       The following table presents the notional amount of the Corporation's off-balance sheet commitment financial instruments as of December 31:



(Dollar amounts in thousands)                        2003                2002
                                                     Fixed   Variable    Fixed  Variable
                                                      Rate       Rate     Rate      Rate
----------------------------------------------------------------------------------------

Commitments to make loans                            $969        $-    $2,864        $-
Unused lines of credit                              1,898     9,300       124    11,229

       Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 4.00% to 11.00% and maturities ranging from five to 30 years at both year end dates. Commitments to extend credit include agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit also include unfunded commitments under commercial and consumer lines of credit, revolving credit lines and overdraft protection agreements. These lines of credit may be collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

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

--------------------------------------------------------------------------------
Emclaire Financial Corp.                   45                 2003 Annual Report

--------------------------------------------------------------------------------

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only

       Following are condensed financial statements for the parent company as of and for the years ended December 31:



Condensed Statements of Financial Condition                                 December 31,
(Dollar amounts in thousands)                                              2003         2002
---------------------------------------------------------------------------------------------

Assets:
 Cash in banks                                                              $93          $14
 Securities available for sale                                            3,204        1,503
 Equity in net assets of subsidiary bank                                 19,963       21,203
 Other assets                                                                12           14
                                                                       ---------   ----------

  Total assets                                                          $23,272      $22,734
                                                                       =========   ==========

Liabilities and stockholders' equity:
 Accrued expenses and other liabilities                                    $617          $54
 Stockholders' equity                                                    22,655       22,680
                                                                       ---------   ----------

  Total liabilities and stockholders' equity                            $23,272      $22,734
                                                                       =========   ==========


Condensed Statements of Operations                                           Year Ended December 31,
(Dollar amounts in thousands)                                                  2003           2002            2001
-----------------------------------------------------------------------------------------------------------------------

Income:
    Dividends from subsidiary                                                   $ 1,437        $ 1,373           $ 941
    Investment income                                                               202             56              60
                                                                            ------------   ------------    ------------

      Total income                                                                1,639          1,429           1,001

Expense:
    Noninterest expense                                                              91             80              55
                                                                            ------------   ------------    ------------

      Total expense                                                                  91             80              55
                                                                            ------------   ------------    ------------

    Income before income taxes and equity in undistributed
      operating results of subsidiary                                             1,548          1,349             946

    Equity in undistributed net income of subsidiary                                966            901             752
                                                                            ------------   ------------    ------------

    Income before income taxes                                                    2,514          2,250           1,698

    Income tax expense (benefit)                                                     22             (7)             (7)
                                                                            ------------   ------------    ------------

Net income                                                                      $ 2,492        $ 2,257         $ 1,705
                                                                            ============   ============    ============



--------------------------------------------------------------------------------
Emclaire Financial Corp.                 46                  2003 Annual Report

--------------------------------------------------------------------------------

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only (continued)


Condensed Statements of Cash Flows                              Year ended December 31,
(Dollar amounts in thousands)                                  2003        2002         2001
---------------------------------------------------------------------------------------------

Operating activities:
 Net income                                                  $2,492      $2,257       $1,705
 Adjustments to reconcile net income to net cash
  provided
  by operating activities:
   Equity in undistributed operating results of
    subsidiary                                                 (966)       (901)        (752)
   Other, net                                                 2,176          17           (4)
                                                           ---------   ---------   ----------
    Net cash provided by operating activities                 3,702       1,373          949
                                                           ---------   ---------   ----------

Investing activities:
   Purchases of securities                                     (748)          -          (12)
   Proceeds from the sale of available for sale
    securities                                                  244           -            -
                                                           ---------   ---------   ----------
    Net cash used in investing activities                      (504)          -          (12)
                                                           ---------   ---------   ----------

Financing activities:
   Dividends paid                                            (1,437)     (1,373)        (931)
   Payments to acquire treasury stock                        (1,682)          -            -
                                                           ---------   ---------   ----------
    Net cash used in financing activities                    (3,119)     (1,373)        (931)
                                                           ---------   ---------   ----------

Increase (decrease) in cash equivalents                          79           -            6
Cash equivalents at beginning of period                          14          14            8
                                                           ---------   ---------   ----------

Cash equivalents at end of period                               $93         $14          $14
                                                           =========   =========   ==========



16.    Other Noninterest Expenses

       The following summarizes the Corporation's other noninterest expenses for the years ended December 31:


(Dollar amounts in thousands)                              2003        2002        2001
----------------------------------------------------------------------------------------

Telephone and data communications                          $228        $287        $250
Professional fees                                           238         273         133
Customer bank card processing                               228         225         218
Pennsylvania shares tax                                     159         189         167
Correspondent and courier fees                              177         174         165
Postage and freight                                         172         150         142
Marketing and advertising                                   143         127         119
Printing and supplies                                       154         122         125
Software amortization                                        86         112         162
Travel, entertainment and conferences                        98         102         107
Other                                                       498         356         410
                                                       ---------   ---------   ---------

                                                         $2,181      $2,117      $1,998
                                                       =========   =========   =========

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  47                  2003 Annual Report

--------------------------------------------------------------------------------

17.    Quarterly Financial Data (unaudited)

       The following is a summary of selected quarterly data for the years ended December 31:

(Dollar amounts in thousands, except share   First      Second       Third      Fourth
 data)
                                            Quarter     Quarter     Quarter     Quarter
----------------------------------------------------------------------------------------

2003:
------
 Interest income                             $3,544      $3,539      $3,534      $3,592
 Interest expense                             1,217       1,207       1,227       1,250
                                           ---------   ---------   ---------   ---------
 Net interest income                          2,327       2,332       2,307       2,342
 Provision for loan losses                       75          75          75         105
                                           ---------   ---------   ---------   ---------
 Net interest income after provision for
  loan losses                                 2,252       2,257       2,232       2,237
 Noninterest income                             383         469         467         466
 Noninterest expense                          1,920       1,898       1,841       1,863
                                           ---------   ---------   ---------   ---------
 Net income before income taxes                 715         828         858         840
 Provision for income taxes                     174         203         209         163
                                           ---------   ---------   ---------   ---------

 Net income                                    $541        $625        $649        $677
                                           =========   =========   =========   =========

 Basic earnings per share                     $0.41       $0.47       $0.51       $0.53
                                           =========   =========   =========   =========

2002:
------
 Interest income                             $3,681      $3,655      $3,653      $3,664
 Interest expense                             1,288       1,290       1,302       1,281
                                           ---------   ---------   ---------   ---------
 Net interest income                          2,393       2,365       2,351       2,383
 Provision for loan losses                      111          90          90          90
                                           ---------   ---------   ---------   ---------
 Net interest income after provision for
  loan losses                                 2,282       2,275       2,261       2,293
 Noninterest income                             297         342         357         404
 Noninterest expense                          1,915       1,868       1,773       1,864
                                           ---------   ---------   ---------   ---------
 Net income before income taxes                 664         749         845         833
 Provision for income taxes                     181         219         264         170
                                           ---------   ---------   ---------   ---------

 Net income                                    $483        $530        $581        $663
                                           =========   =========   =========   =========

 Basic earnings per share                     $0.36       $0.40       $0.44       $0.50
                                           =========   =========   =========   =========


--------------------------------------------------------------------------------
Emclaire Financial Corp.                   48                 2003 Annual Report

Report of Independent Auditors
--------------------------------------------------------------------------------

Board of Directors and Stockholders
Emclaire Financial Corp.
Emlenton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Emclaire Financial Corp. as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Emclaire Financial Corp. for the year ended December 31, 2001 were audited by other auditors whose report dated March 8, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 6, during 2002 the Corporation adopted new accounting guidance for goodwill and intangible assets.


                                                 s/ Crowe Chizek and Company LLC

Columbus, Ohio
January 9, 2004

--------------------------------------------------------------------------------
Emclaire Financial Corp.                  49                  2003 Annual Report

Stock and Dividend Information
--------------------------------------------------------------------------------

Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "EMCF." The listed market makers for the Corporation's common stock include:



E.E. Powell & Co., Inc.   Ferris, Baker Watts, Inc.   F.J. Morrissey & Co., Inc.   Parker Hunter, Inc.
1100 Gulf Tower           100 Light Street            1700 Market Street           600 Grant Street - Suite 3100
Pittsburgh, PA 15219      Baltimore, MD 21202         Philadelphia, PA 19103       Pittsburgh, PA 15219
Telephone: (800) 289-7865 Telephone: (800) 638-7411   Telephone: (215) 563-8500    Telephone: (412) 562-8000

Stock Price and Cash Dividend Information

The bid and ask price of the Corporation's common stock was $25.75 and $26.50, respectively, as of March 10, 2004. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation's common stock as well as cash dividends paid for the quarterly periods presented:




                                        Market Price                                     Cash
                                             High         Low       Close              Dividend
-------------------------------------------------------------------------------------------------

      2003:
------------
  Fourth quarter                          $26.50      $25.25      $25.75                   $0.48
  Third
   quarter                                 26.20       24.65       25.45                    0.21
  Second
   quarter                                 27.60       25.75       26.20                    0.21
  First
   quarter                                 27.60       21.50       27.60                    0.21

      2002:
------------
  Fourth quarter                          $21.75      $19.25      $21.75                   $0.46
  Third
   quarter                                 20.50       19.00       19.50                    0.19
  Second
   quarter                                 20.00       17.25       20.00                    0.19
  First
   quarter                                 17.25       16.50       17.25                    0.19


Number of Stockholders and Shares Outstanding

As of December 31, 2003, there were approximately 680 stockholders of record and 1,267,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.


Dividend Reinvestment and Stock Purchase Plan

Common stockholders may have Corporation dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan document and authorization card call (800) 757-5755.



--------------------------------------------------------------------------------
Emclaire Financial Corp.                  50                  2003 Annual Report

Corporate Information
--------------------------------------------------------------------------------

Corporate Headquarters

       Emclaire Financial Corp.
       612 Main Street
       Emlenton, Pennsylvania 16373
       Phone:     (724) 867-2311
       Website:   www.farmersnb.com

Subsidiary Bank

       The Farmers National Bank of Emlenton.

Annual Meeting

       The annual meeting of the Corporation's stockholders will be held at 11:00 a.m., on Wednesday, May 19, 2004, at the main office building in Emlenton, Pennsylvania 16373.

Stockholder and Investor Information

       Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Shelly L. Rhoades, Treasurer of Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373.

       In addition, other public filings of the Corporation, including the Annual Report on Form 10-KSB, can be obtained from the Securities and Exchange Commission's website at http://www.sec.gov.

Independent Accountants

      Crowe Chizek and Company LLC
      5900 Landerbrook Corporate Center, Suite 205
      Cleveland, OH 44124

Special Counsel

       Manatt, Phelps & Phillips, LLP
       1501 M Street NW, Suite 700
       Washington, D.C.  20005

Registrar and Transfer Agent

       Illinois Stock Transfer Company
       209 West Jackson Boulevard, Suite 903
       Chicago, IL  60606
       www.illinoisstocktransfer.com
       (800) 757-5755


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  51                  2003 Annual Report

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

George W. Freeman                              Rodney C. Heeter                           Robert L. Hunter
Freeman's Tree Farm                            Retired                                    Hunter Truck Sales and Service
                                               Heeter Lumber Co.                          Hunter Leasing

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


THE FARMERS NATIONAL BANK OF EMLENTON

Senior Officers
--------------

David L. Cox                 Raymond M. Lawton              Robert W. Foust             Fred S. Port
Chairman, President and      Senior Vice President          Vice President              Vice President
Chief Executive Officer      Chief Lending Officer          Business Development        Branch Administration

Gerald D. Prestopine         Stanley C. Simons              David J. Stuber             Shelly L. Rhoades
Vice President               Vice President                 Vice President              Assistant Vice President
Operations                   Human Resources Director       Marketing Director          Controller

Other Officers
--------------

Andrew M. Hogue             Richard E. Grejda               Lisa R. Zigo
Assistant Vice President    Assistant Vice President        Assistant Vice President
Compliance and Security     Commercial Lending              Manager of Credit Administration

Tammy L. Bennetti
Assistant Vice President
Credit Operations Manager


--------------------------------------------------------------------------------
Emclaire Financial Corp.                  52                  2003 Annual Report

Branch Managers
--------------------------------------------------------------------------------

                             Corporate Headquarters
                             ----------------------
                             612 Main Street
                             Emlenton, PA 16373
                             724-867-2311

Emlenton Office                                 DuBois Office
---------------                                 -------------
Aubery L. Hulings                               Frank J. Calderone
724-867-1001                                    814-371-2166

Bon Aire Office                                 East Brady Office
---------------                                 -----------------
Donna J. Daniels                                Timothy G. Slaugenhoup
724-283-4666                                    Assistant Vice President
                                                724-526-5793

Brookville Office                               Eau Claire Office
-----------------                               -----------------
C. Sue Solida                                   Cindy L. Elder
Assistant Vice President                        Assistant Vice President
814-849-8363                                    724-791-2591

Butler Meridian Office                          Knox Office
----------------------                          -----------
Deborah A. Sanford                              Allan I. Johnson
724-482-0133                                    Assistant Vice President
                                                814-797-2200

Clarion Office                                  Ridgway Office
--------------                                  --------------
Timothy G. Slaugenhoup                          Gregory A. Kowatch
Assistant Vice President                        814 773-3195
814-226-7523