Form 10-K, Exhibit 13
period 2004-12-31
EMCLAIRE FINANCIAL CORP
filed 2005-03-31
CIK 858800

EXHIBIT 13

    Annual Report to Stockholders for the fiscal year ended December 31, 2004


Consolidated Financial Highlights
---------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)



                                                          As of or for the year ended December 31,
---------------------------------------------------------------------------------------------------------
                                                           2004               2003               Change
                                                         ---------         ---------             ------
Balance Sheet:

   Total assets                                          $273,380           $262,512               4%
   Loans receivable, net                                  179,575            190,482              (6%)
   Total deposits                                         232,874            217,110               7%
   Stockholders' equity                                    23,616             22,655               4%
   Stockholders' equity per share                           18.63              17.87               4%

Income Statement:

   Net income                                            $  2,557           $  2,492               3%
   Net interest income                                      8,734              9,308              (6%)
   Basic earnings per share                                  2.02               1.91               5%
   Cash dividends per share                                  0.94               1.11             (15%)

Key Ratios:

   Return on average assets                                 0.96%              0.99%              (3%)
   Return on average stockholders' equity                  11.08%             10.96%               1%
   Efficiency ratio                                        67.11%             64.16%              (5%)

---------------------------------------------------------------------------------------------------------


Selected Consolidated Financial Data
------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                         ---------------------------------------------------------------
                                                                               As of December 31,
Financial Condition Data                                    2004         2003         2002         2001         2000
------------------------                                 ---------------------------------------------------------------

   Total assets                                          $  273,380   $  262,512   $  238,577   $  216,717   $  194,165
   Securities                                                63,362       49,162       48,748       38,755       26,688
   Loans receivable, net                                    179,575      190,482      169,557      160,540      150,332
   Deposits                                                 232,874      217,110      204,425      189,470      171,125
   Borrowed funds                                            15,000       20,700       10,000        5,000        2,000
   Stockholders' equity                                      23,616       22,655       22,680       21,111       20,045
   Stockholders' equity per common share                 $    18.63   $    17.87   $    17.02   $    15.84   $    15.04
   Tangible stockholders' equity per common share        $    17.48   $    16.70   $    15.82   $    14.54   $    13.53
------------------------                                 ---------------------------------------------------------------
                                                                         For the year ended December 31,
Operations Data                                             2004         2003         2002         2001        2000(1)
----------------                                         ---------------------------------------------------------------

   Interest income                                       $   13,953   $   14,209   $   14,653   $   14,589   $   14,402
   Interest expense                                           5,219        4,901        5,161        6,097        5,832
                                                         -----------  -----------  -----------  -----------  -----------
   Net interest income                                        8,734        9,308        9,492        8,492        8,570
   Provision for loan losses                                    290          330          381          154          209
                                                         -----------  -----------  -----------  -----------  -----------
   Net interest income after provision for loan losses        8,444        8,978        9,111        8,338        8,361
   Noninterest income                                         2,535        1,785        1,400        1,339        1,187
   Noninterest expense                                        7,909        7,522        7,420        7,254        8,977
                                                         -----------  -----------  -----------  -----------  -----------
   Income before income taxes                                 3,070        3,241        3,091        2,423          571
   Provision for income taxes                                   513          749          834          718          567
                                                         -----------  -----------  -----------  -----------  -----------

   Net income                                            $    2,557   $    2,492   $    2,257   $    1,705   $        4
                                                         ===========  ===========  ===========  ===========  ===========

     Average common shares outstanding                    1,267,835    1,301,714    1,332,835    1,332,835    1,348,210
     Basic earnings per share                            $     2.02   $     1.91   $     1.69   $     1.28   $     0.00
     Dividends per share (3)                             $     0.94   $     1.11   $     1.03   $     0.70   $     0.62
                                                         ---------------------------------------------------------------
                                                                    As of or for the year ended December 31,
Other Data                                                  2004         2003         2002         2001        2000(1)
----------                                               ---------------------------------------------------------------

   Performance Ratios
     Return on average assets                                  0.96%        0.99%        0.99%        0.84%           -
     Return on average equity                                 11.08%       10.96%       10.21%        8.35%        0.02%
     Yield on interest-earning assets (2)                      5.81%        6.28%        6.93%        7.69%        8.04%
     Cost of interest-bearing liabilities                      2.57%        2.56%        2.99%        3.99%        4.06%
     Cost of funds                                             2.15%        2.16%        2.53%        3.35%        3.38%
     Interest rate spread (2)                                  3.24%        3.72%        3.94%        3.70%        3.98%
     Net interest margin (2)                                   3.71%        4.18%        4.54%        4.52%        4.83%
     Efficiency ratio (2) (4)                                 67.11%       64.16%       64.98%       69.58%       86.99%
     Noninterest expense to average assets                     2.96%        2.99%        3.25%        3.56%        4.62%
     Interest-earning assets to average assets                92.86%       92.69%       94.65%       94.42%       93.39%
     Loans to deposits                                        77.11%       87.74%       82.94%       84.73%       87.85%
     Dividend payout ratio (3)                                46.61%       57.98%       60.95%       54.72%           -
   Asset Quality Ratios
     Non-performing loans to total loans                       0.46%        0.69%        0.68%        0.78%        0.59%
     Non-performing assets to total assets                     0.33%        0.52%        0.49%        0.58%        0.48%
     Allowance for loan losses to total loans                  1.00%        0.92%        0.93%        0.90%        0.96%
     Allowance for loan losses to non-performing loans       215.48%      133.71%      136.81%      117.59%      162.22%
   Capital Ratios
     Stockholders' equity to assets                            8.64%        8.63%        9.51%        9.74%       10.32%
     Tangible stockholders' equity to tangible assets          8.15%        8.11%        8.90%        9.01%        9.38%
     Average equity to average assets                          8.63%        9.02%        9.69%       10.02%       10.71%
------------------------------------------------------------------------------------------------------------------------

(1) Exclusive of $2.0 million ($1.8 million net of applicable income tax benefits) in charges for the write-down of an intangible asset assessed as impaired of $1.6 million and a decline in the value of a marketable security determined to be other than temporary of $448,000, net income, noninterest expense, return on average assets, return on average equity, noninterest expense to average assets, and efficiency ratio would have been $1.8 million, $6.5 million, 0.94%, 8.77%, 3.36% and 65.32%, respectively, for the year ended December 31, 2000.
(2)  Interest income utilized in calculation is on a fully tax equivalent basis.
(3) Includes $.25 per share special cash dividends paid in December 2003 and December 2002.
(4) The efficiency ratio is calculated by dividing operating expenses (less intangible amortization) by net income (TE basis) and noninterest income. The efficiency ratio gives us a measure of how effectively a bank is operating.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
-------------------------------------------------------------------------------

                                        I am pleased to report that the year
                                        ended December 31, 2004 was another
                                        successful year for Emclaire Financial
                                        Corp. and Farmers National Bank of
                                        Emlenton. Growth in the Corporation's
                                        assets and earnings continued to be
                                        strong and we remain confident that an
                                        expanding economy will strengthen our
                                        ability to further enhance
                                        profitability. I am excited about the
                                        future of Emclaire Financial Corp. and
                                        pleased to be associated with such a
                                        wonderful organization. The following
                                        information discusses the major
                                        activities and events that affected the
                                        condition and earnings as of December
                                        31, 2004 and for the year ended December
                                        31, 2004, respectively.

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

Forward Looking Statements
--------------------------

Discussions of certain matters in this Annual Report and other related year end documents may constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which the Corporation operates, projections of future performance and potential future credit experience. The Corporation's actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements due to a wide range of factors. These factors include, but are not limited to, changes in interest rates, general economic conditions, the local economy, accounting principles or guidelines, legislative and regulatory changes, government monetary and fiscal policies, real estate markets, financial services industry competition, attracting and retaining key personnel, regulatory actions and other risks detailed in the Corporation's reports filed with the Securities and Exchange Commission (SEC) from time to time. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Changes in Financial Condition
------------------------------

Total assets increased $10.9 million or 4.1% to $273.4 million at December 31, 2004 from $262.5 million at December 31, 2003. This increase was primarily due to increases in securities of $14.2 million and cash equivalents of $6.9 million. Offsetting the net increase in assets was a decrease in loans receivable of $10.5 million.

The increase in the Corporation's total assets was primarily funded by increases in total liabilities of $9.9 million or 4.1% to $249.8 million at December 31, 2004 from $239.9 million at December 31, 2003. The increase in total liabilities was primarily due to an increase in customer deposits of $15.8 million or 7.3%. Offsetting the increase in total liabilities was a decrease in borrowed funds of $5.7 million or 27.5%.

Cash and cash equivalents. Cash on hand and interest-earning deposits increased a combined $6.9 million or 89.9% to $14.6 million at December 31, 2004 from $7.7 million at December 31, 2003. These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan repayments, the maturities of securities and proceeds from borrowed funds. Decreases result from customer deposit withdrawals, loan originations, security purchases, repayments of borrowed funds and cash dividends to stockholders.

Securities. Securities increased $14.2 million or 28.9% to $63.4 million at December 31, 2004 from $49.2 million at December 31, 2003 as a result of excess liquidity. This excess liquidity resulted in security purchases totaling $29.0 million, comprised of purchases of short-term commercial paper, mortgage-backed securities, U.S. Government agency and related entities and marketable equity securities of $2.5 million, $3.0 million, $22.4 million and $1.1 million, respectively, during 2004. Partially offsetting the net increase in securities were security maturities, calls and sales totaling $13.4 million, comprised of commercial paper, corporate, U.S. Government agency and related entities and marketable equity securities of $2.5 million, $3.5 million, $6.5 million and $953,000, respectively, during 2004. Also contributing to the change in securities for the year was a decrease in the unrealized gain on available for sale securities.

Loans receivable. Net loans receivable decreased $10.5 million or 5.5% to $180.0 million at December 31, 2004 from $190.5 million at December 31, 2003. This decrease can be attributed to decreases in the Corporation's residential mortgage loans, commercial business loans and consumer loans of $7.1 million, $2.6 million and $5.7 million, respectively. Contributing to the decrease in consumer loans was the sale of our student loan portfolio of $3.9 million. Offsetting these decreases in the loan portfolio were increases in commercial real estate loans of $3.6 million or 8.0% and home equity loans of $1.2 million or 4.1%. The increase in commercial real estate loans was a result of the growth in the commercial real estate market, the lower interest rate environment and the continued focus by management on commercial lending. The increase in home equity loans was due primarily to loan campaigns put forth during the year and also the shift from residential first mortgage loans to home equity loans and lines of credit.

Non-performing assets. Non-performing assets include non-accrual loans, real estate acquired through foreclosure (REO) and repossessions. Non-performing assets decreased $463,000 or 33.7% to $911,000 or 0.33% of total assets at December 31, 2004 from $1.4 million or 0.52% of total assets at December 31, 2003. Non-performing assets consisted of non-performing loans, REO and repossessions of $840,000, $69,000, and $2,000, respectively, at December 31, 2004 and $1.3 million, $0 and $45,000, respectively, at December 31, 2003.

Federal bank stocks. Federal bank stocks were comprised of Federal Home Loan Bank stock and Federal Reserve Bank stock of $1.398 million and $333,000, respectively, at December 31, 2004. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.

Bank-owned life insurance (BOLI). BOLI is comprised of single premium life insurance policies of $4.0 million on 20 officers and employees of the Bank. During 2004, the BOLI increased $176,000 or 4.1% to $4.4 million at December 31, 2004 from $4.3 million at December 31, 2003. This net increase was comprised of the appreciation of the cash surrender value of $192,000 offset by executive life insurance expense of $16,000.

Premises and equipment. Premises and equipment increased $143,000 or 2.7% to $5.4 million at December 31, 2004 from $5.2 million at December 31, 2003. The net increase resulted from capital expenditures of $682,000, offset by normal depreciation of fixed assets of $539,000. Contributing to the increase in capital expenditures was the final completion of the renovations to our headquarters in Emlenton and also the purchase of a new mainframe for our data processing operations.

Goodwill, core deposit and customer relationship intangibles. Core deposit intangibles decreased $33,000 or 61.1% to $21,000 at December 31, 2004 from $54,000 at December 31, 2003 as a result of normal amortization during the year. Also during 2004 the Corporation purchased our financial service representative's customer list and recognized a $20,000 customer relationship intangible asset. During the year this intangible asset decreased $3,000 or 16.7% to $17,000 as a result of normal amortization.

Deposits. Total deposits increased $15.8 million or 7.3% to $232.9 million at December 31, 2004 from $217.1 million at December 31, 2003. The increase in customer deposits can be attributed to internal growth within the Bank's branch network across all major deposit categories. For the year, noninterest-bearing demand, interest-bearing demand and time deposits increased $4.2 million or 11.5%, $2.5 million or 3.2% and $9.1 million or 8.9%, respectively. Also contributing to the increase in customer deposits was the introduction of a new Certificate of Deposit product which steps up to a higher rate at each year anniversary date over the next four years, the marketing efforts put forth during the year throughout our branch network and the transfer of two large sweep accounts into other demand deposit accounts. This increase in deposits can also be attributed to a shift of customer funds from mutual funds and other equity investments to FDIC-insured bank deposit products. This shift has happened industry-wide during recent years as a result from the national economic downturn and overall weaker stock market performance experienced.

Borrowed funds. Borrowed funds, or advances from the FHLB, decreased $5.7 million or 27.5% to $15.0 million at December 31, 2004 from $20.7 million at December 31, 2003. The decrease in advances was the result of the repayment of FHLB overnight borrowings of $5.7 million using excess funds.

Accrued interest payable. Accrued interest payable increased $100,000 or 21.0% to $577,000 at December 31, 2004 from $477,000 at December 31, 2003 as a result of the increase in interest-bearing deposits.

Accrued expenses and other liabilities. Accrued expenses and other liabilities decreased $257,000 or 16.4% to $1.3 million at December 31, 2004 from $1.6 million at December 31, 2003 primarily as a result of decreased accruals for income taxes, incentive bonus and other pension expenses to be paid in early 2005.

Capital Resources
-----------------

Total stockholders' equity increased $961,000 or 4.2% to $23.6 million at December 31, 2004 from $22.7 million at December 31, 2003. Contributing to this increase was net income of $2.6 million offset by dividends declared of $1.2 million and a decrease in accumulated other comprehensive income of $404,000. Returns on average equity and assets were 11.08% and 0.96%, respectively for 2004.

The Corporation has maintained a strong capital position with an equity to assets ratio of 8.6% for both years ended December 31, 2004 and 2003. While continuing to sustain this strong capital position, stockholders received dividends of $1.2 million in 2004. Exclusive of a special cash dividend in the fourth quarter 2003 of $317,000, regular quarterly dividends increased $71,000 or 6.3% to $1.19 million in 2004 from $1.12 million in 2003. Stockholders have taken part in the Corporation's dividend reinvestment plan introduced during 2002 with 38% of registered shareholder accounts active in the plan at December 31, 2004 and 2003.

Capital adequacy is the Corporation's ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2004, the Corporation and the Bank were in compliance with all regulatory capital requirements.

Liquidity
---------

The Corporation's primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2004, the
Corporation used its sources of funds primarily to fund loan commitments and purchase securities. As of December 31, 2004, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $14.9 million. The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank's ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The Bank is currently in compliance with all liquidity policy limits.

At December 31, 2004, time deposits amounted to $111.4 million or 47.8% of the Corporation's total consolidated deposits, including approximately $44.3 million, which are scheduled to mature within the next year. Management of the Corporation believes that they have adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a term borrowing capacity from the FHLB and, to a limited extent, through the sale of loans. At December 31, 2004, the Corporation's borrowing capacity with the FHLB, net of funds borrowed, was $109.7 million.

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

The allowance for loan losses provides for an estimate of probable losses in the loan portfolio. In determining the appropriate level of the allowance for loan loss, the loan portfolio is separated into risk-rated and homogeneous pools. Migration analysis/historical loss rates, adjusted for relevant trends, have been applied to these pools. Qualitative adjustments are then applied to the portfolio to allow for quality of lending policies and procedures, national and local economic and business conditions, changes in the nature and volume of the portfolio, experience, ability and depth of lending management, changes in the trends, volumes and severity of past due, non-accrual and classified loans and loss and recovery trends, quality of the Corporation's loan review system, concentrations of credit, and external factors. The methodology used to determine the adequacy of the Corporation's reserves for loan losses is comprehensive and meets regulatory and accounting industry standards for assessing the allowance, however it is still an estimate. Loan losses are charged against the allowance while recoveries of amounts previously charged-off are credited to the allowance. Loan loss provisions are charged against current earnings based on management's periodic evaluation and review of the factors indicated above.

Changes in Results of Operations
--------------------------------

The Corporation reported net income of $2.6 million, $2.5 million and $2.3 million in 2004, 2003 and 2002, respectively. The following "Average Balance Sheet and Yield/Rate Analysis" and "Analysis of Changes in Net Interest Income" tables should be utilized in conjunction with the discussion of net interest income.

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


-------------------------------------------------------------------------------------------------------------------------
                                                                     Year ended December 31,

                                                  2004                        2003                        2002
                                       -------------------------  --------------------------  ---------------------------
                                        Average          Yield /   Average           Yield /  Average             Yield /
(Dollar amounts in thousands)           Balance Interest  Rate     Balance  Interest  Rate    Balance   Interest   Rate
-------------------------------------------------------------------------------------------------------------------------

Interest-earning assets:
------------------------

  Loans receivable                    $186,374   $11,892   6.38%  $178,030   $12,130   6.81%  $167,062   $12,441   7.45%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----

  Securities, taxable                   40,245     1,396   3.47%    35,635     1,391   3.90%    29,745     1,485   4.99%
  Securities, tax exempt                15,398     1,014   6.58%    16,070     1,066   6.63%    12,970       902   6.95%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----
                                        55,643     2,410   4.33%    51,705     2,457   4.75%    42,715     2,387   5.59%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----

  Interest-earning cash equivalents      4,405        71   1.61%     1,996        25   1.25%     4,719        73   1.55%
  Federal bank stocks                    1,753        42   2.40%     1,749        48   2.74%     1,314        55   4.19%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----
                                         6,158       113   1.84%     3,745        73   1.95%     6,033       128   2.12%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----

  Total interest-earning assets        248,175    14,415   5.81%   233,480    14,660   6.28%   215,810    14,956   6.93%

  Cash and due from banks                7,175                       6,066                       5,467
  Other noninterest-earning assets      11,913                      12,355                       6,741
                                      ---------                   ---------                   ---------

     Total Assets                     $267,263                    $251,901                    $228,018
                                      =========                   =========                   =========

Interest-bearing liabilities:
-----------------------------
  Interest-bearing demand deposits    $ 77,421   $   457   0.59%  $ 77,058   $   596   0.77%  $ 71,983   $   799   1.11%
  Time deposits                        110,456     4,129   3.74%    99,562     3,775   3.79%    94,301     4,094   4.34%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----
                                       187,877     4,586   2.44%   176,620     4,371   2.47%   166,284     4,893   2.94%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----

  Borrowed funds                        15,504       633   4.08%    14,724       530   3.60%     6,203       268   4.32%
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----

  Total interest-bearing liabilities   203,381     5,219   2.57%   191,344     4,901   2.56%   172,487     5,161   2.99%
  Noninterest-bearing demand deposits   38,800         -      -     35,970         -      -     31,679         -      -
                                      ---------  --------  -----  ---------  --------  -----  ---------  --------  -----

  Funding and cost of funds            242,181     5,219   2.15%   227,314     4,901   2.16%   204,166     5,161   2.53%

  Other noninterest-bearing
   liabilities                           2,005                       1,856                       1,748
                                      ---------                   ---------                   ---------
     Total Liabilities                 244,186                     229,170                     205,914
     Stockholders' Equity               23,077                      22,731                      22,104
                                      ---------                   ---------                   ---------

     Total Liabilities and Equity     $267,263                    $251,901                    $228,018
                                      =========  --------         =========  --------         =========  --------

Net interest income                              $ 9,196                     $ 9,759                     $ 9,795
                                                 ========                    ========                    ========

Interest rate spread (difference between
  weighted average rate on interest-earning
  assets and interest-bearing liabilities)                 3.24%                       3.72%                       3.94%
                                                           =====                       =====                       =====

Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                 3.71%                       4.18%                       4.54%
                                                           =====                       =====                       =====


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


-----------------------------------------------------------------------------------------------------------------------

                                                                       2004 versus 2003            2003 versus 2002

                                                                       Increase (decrease)        Increase (decrease)
                                                                              due to                    due to
                                                                     ------------------------  -------------------------
 (Dollar amounts in thousands)                                       Volume    Rate    Total   Volume     Rate    Total
------------------------------------------------------------------------------------------------------------------------
 Interest income:
    Loans                                                             $553   $  (791)  $(238)  $  787   $(1,098)  $(311)
    Securities                                                         179      (226)    (47)     458      (388)     70
    Interest-earning cash equivalents                                   37         9      46      (36)      (12)    (48)
    Federal bank stocks                                                  -        (6)     (6)      15       (22)     (7)
                                                                      -----  --------  ------  -------  --------  ------

    Total interest-earning assets                                      769    (1,014)   (245)   1,224    (1,520)   (296)
                                                                      -----  --------  ------  -------  --------  ------

 Interest expense:
    Deposits                                                           275       (60)    215      291      (813)   (522)
    Borrowed funds                                                      29        74     103      313       (51)    262
                                                                      -----  --------  ------  -------  --------  ------

    Total interest-bearing liabilities                                 304        14     318      604      (864)   (260)
                                                                      -----  --------  ------  -------  --------  ------

 Net interest income                                                  $465   $(1,028)  $(563)  $  620   $  (656)  $ (36)
                                                                      =====  ========  ======  =======  ========  ======

2004 Results Compared to 2003 Results

The Corporation reported net income of $2.6 million and $2.5 million for 2004 and 2003, respectively. The $65,000 or 2.6% increase in net income can be attributed to increases in noninterest income of $750,000 and decreases in the provision for loan losses and the provision for income taxes of $40,000 and $236,000, respectively, offset by a decrease in net interest income of $574,000 and an increase in noninterest expense of $387,000.

Net interest income. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities and changes in the level of interest rates. Tax equivalent net interest income decreased $564,000 or 5.8% to $9.2 million for 2004, compared to $9.8 million for 2003. This decrease in net interest income can be attributed to a decrease in tax equivalent interest income of $245,000 and a increase in interest expense of $319,000.

Interest income. Tax equivalent interest income decreased $245,000 or 1.7% to $14.4 million for 2004, compared to $14.7 million for 2003. This decrease can be attributed to decreases in interest earned on loans, securities and federal bank stocks of $238,000, $47,000 and $6,000, respectively, offset by an increase in interest earned on interest-earning cash equivalents of $46,000.

Tax equivalent interest earned on loans receivable decreased $238,000 or 2.0% to $11.9 million for 2004, compared to $12.1 million for 2003. During that time, average loans increased $8.3 million or 4.7%, accounting for $553,000 in additional loan interest income. Due to the continually lower interest rate environment experienced in both 2004 and 2003, this volume increase was more than offset by a decrease of $791,000 relating to the 43 basis point reduction in the average interest rate earned on the loan portfolio.

Tax equivalent interest earned on securities decreased $47,000 or 1.9% to $2.4 million for 2004, compared to $2.5 million for 2003. The average volume of these assets increased $3.9 million or 7.6% - as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, U.S. Government agency and related entities, mortgage-backed and equity securities - accounting for $179,000 of the increase in interest income. The average rate of securities decreased 42 basis points during 2004 resulting in an offsetting reduction in such interest income of $226,000.

Interest earned on interest-earning deposit accounts, including federal funds sold, increased $40,000 or 54.8% to $113,000 for 2004, compared to $73,000 for 2003. The average volume of these assets increased $2.4 million or 64.4% as a result of excess funds resulting from lower loan production and growth in deposits, accounting for $37,000 of the increase in interest income. The average rate of interest-earning deposits decreased 11 basis points during 2004 resulting in a decrease in interest income of $3,000. Interest rates earned on interest-earning deposit accounts are influenced by the Federal Reserve Board
(FRB) and generally fluctuate with changes in the discount rate. During 2004, the FRB raised the discount rate 125 basis points to 3.25% at December 31, 2004 from 2.00% at December 31, 2003.

Interest expense. Interest expense increased $319,000 or 6.5% to $5.2 million for 2004, compared to $4.9 million for 2003. This increase in interest expense can be attributed to increases in interest incurred on deposits and borrowed funds of $216,000 and $103,000, respectively.

Deposit interest expense increased $216,000 or 4.9% to $4.6 million for 2004, compared to $4.4 million for 2003. This increase in interest expense can be attributed to the increase in average interest-bearing deposits of $11.3 million or 6.4% between 2004 and 2003 resulting in additional interest expense of $275,000. Offsetting the volume variance was a 3 basis point decline in the cost of interest-bearing deposits to 2.44% for 2004 versus 2.47% for 2003 resulting in a reduction in expense due to rate of $59,000.

Interest expense on borrowed funds increased $103,000 or 19.4% to $633,000 for 2004, compared to $530,000 for 2003. This increase was a result of the increase in the average balance of borrowed funds of $780,000 or 5.3% to $15.5 million in 2004 from $14.7 million in 2003 resulting in additional interest expense of $29,000. In addition to the volume increase, the average rate on borrowed funds increased 48 basis points to 4.08% for 2004 versus 3.60% for 2003 resulting in an increase in interest expense due to rate of $74,000. The increase in the average balance and rate of borrowed funds was primarily a result of the Federal Home Loan Bank term borrowing in June 2003. Offsetting the increase was interest capitalization on the renovations of the main headquarters in Emlenton, Pennsylvania.

Provision for loan losses. The Corporation records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses incurred in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the present and prospective financial condition of borrowers, current and prospective economic conditions (particularly as they relate to markets where the Corporation originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses decreased $40,000 or 12.1% to $290,000 for 2004, compared to $330,000 for 2003. The Corporation's allowance for loan losses amounted to $1.8 million or 1.00% of the Corporation's total loan portfolio at December 31, 2004, compared to $1.8 million or 0.92% at December 31, 2003. The allowance for loan losses as a percentage of non-performing loans at December 31, 2004 and 2003 was 215.48% and 133.71%, respectively. The decrease in the provision for loan losses from 2004 to 2003 was primarily due to the decreases in loans receivable and nonperforming loans of $10.5 million and $489,000, respectively.

Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, such as fees on depository accounts, general transaction and service fees, security and loan gains and losses and earnings on BOLI. Noninterest income increased $750,000 or 42.0% to $2.5 million for 2004, compared to $1.8 million for 2003. This can be attributed to increases in fees and service charges, commissions on financial services, gains on securities and other noninterest income $88,000, $95,000, $531,000 and $87,000, respectively. Offsetting this increase were decreases in gains on the sale of loans and earnings on BOLI of $10,000 and $41,000, respectively.

The earnings on fees and service charges increased $88,000 or 8.5% to $1.1 million for 2004, compared to $1.0 million for 2003. This increase was primarily the result of Management electing to increase our non-sufficient funds fee early in 2004.

During the year the Corporation entered into an agreement with Blue Vase Securities, LLC to provide investment advisory services to our customers, and operates as Farmers Financial Services. Blue Vase Securities, LLC is a nation-wide, full-service, independent broker/dealer that offers various services such as investments, insurances, wealth management, advisory services, estate and retirement planning and account consolidation. This partnership has enabled the Corporation to provide our customers with financial solutions that extend outside the Bank's ordinary deposit products and services. The Corporation earns commissions from providing this service and recognized $95,000 in 2004.

In 2004, Management elected to sell its student loan portfolio based on the low interest rate environment and the higher expense associated with the servicing of these loans. This sale resulted in a gain on the sale of loans of $39,000 in 2004. Offsetting this gain was an adjustment of $2,000 associated with loans sold in 2003. The remainder of this portfolio has been classified as loans held for sale.

In 2003, Management began to diversify its security portfolio with an emphasis on marketable equity securities of community banks with growth potential, increasing dividend yields and the potential to diversify the Corporation's business. In 2004, Management began to realize gains on the diversification of the security portfolio. The first investment contributed $296,000 to the gain on the sale of securities as Management elected to divest this investment into other community bank stocks and other funding needs. The second investment, which was an involuntary transaction that resulted from the sale of the community bank, contributed $365,000 to gains on securities.

The earnings on BOLI decreased $41,000 or 17.6% to $192,000 for 2004, compared to $233,000 for 2003. Lower interest rates earned on our bank-owned life insurance contributed to this decrease in earnings between 2004 and 2003.

Other noninterest income increased $87,000 or 28.9% to $388,000 for 2004, compared to $301,000 for 2003. Other noninterest income consists primarily of miscellaneous customer fees for ATM and debit card privileges, wire transfer fees, commissions on insurance and gains on the sale of foreclosed assets.

Noninterest expense. Noninterest expense increased $387,000 or 5.1% to $7.9 million for 2004, compared to $7.5 million for 2003. This increase in noninterest expense is comprised of increases in compensation and employee benefits, premises and equipment expenses and other noninterest expenses of $219,000, $172,000 and $75,000, respectively, offset by the reduction in intangible amortization expense of $79,000.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $219,000 or 5.2%. Normal annual salary and wage adjustments, increased health insurance costs, higher director's fees, and commissions paid to our financial services representative were the major components of this increase. Also contributing to the increase was the addition of our new compliance officer and credit analyst. Partially offsetting this increase was a reduction in pension costs, employee training expenses, incentive accruals and a decrease in standard loan costs deferred associated with personnel as a result of lower loan production.

Premises and equipment expense increased $172,000 or 16.4% primarily as a result of additional depreciation on certain data processing equipment placed in service in the first quarter 2004 and the depreciation related to the renovations incurred at the headquarter office in Emlenton during 2003.

Intangible amortization expense decreased $79,000 or 68.7% as a result of the cessation of intangible amortization expense on three branches previously acquired which have been fully amortized. Offsetting this decrease was the increase in intangible amortization expense of $3,000 related to the customer relationship intangible asset recognized in 2004 (see discussion above on the intangible asset section of the balance sheet). The customer relationship intangible asset will be amortized over two years.

Other expense increased $75,000 or 3.4% primarily as a result of increased telephone costs, Pennsylvania shares and use taxes and software amortization. Other noninterest expenses consists primarily of loan servicing costs, credit bureau and loan expenses, contributions, bad checks and other losses and other miscellaneous operating expenses. Partially offsetting this increase in other expenses were decreases in professional fees, postage and freight, advertising and other noninterest expenses.

Provision for income taxes decreased $236,000 or 31.5% to $513,000 for 2004, compared to $749,000 for 2003. Contributing to this change was the effective tax rate decreasing to 16.7% for 2004 from 23.2% for 2003 as a direct result of investments in tax-free municipal securities and loans, nontaxable BOLI income and a historical tax credit related to the renovations of the main office building.

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

Tax equivalent interest earned on securities increased $70,000 or 2.9% to $2.5 million for 2003, compared to $2.4 million for 2002. The average volume of these assets increased $9.0 million or 21.0% - as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, corporate, U.S. Government agency and related entities and equity securities - accounting for $458,000 of the increase in interest income. The average rate of securities decreased 84 basis points during 2003 resulting in an offsetting reduction in such interest income of $388,000.

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

Provision for income taxes decreased $85,000 or 10.2% to $749,000 for 2003, compared to $834,000 for 2002. Contributing to this change was the effective tax rate decreasing to 23.2% for 2003 from 27.0% for 2002 as a direct result of an increase in nontaxable interest income on tax-free investments and loans, nontaxable BOLI income and a historical tax credit related to the renovations of the main office building.

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

The Bank's Board of Directors has established a Finance Committee, consisting of four outside directors, the President and Chief Executive Officer and the Principal Financial and Accounting Officer, to monitor market risk, including primarily interest rate risk. This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset and liability management policies established by the Corporation.

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

At December 31, 2004, the Corporation's interest-earning assets maturing or repricing within one year totaled $81.9 million while the Corporation's interest-bearing liabilities maturing or repricing within one-year totaled
$124.1 million, providing an excess of interest-bearing liabilities over interest-earning assets of $42.2 million or a negative 15.5% of total assets. At December 31, 2004, the percentage of the Corporation's assets to liabilities maturing or repricing within one year was 65.9%.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2004 which are expected to mature, prepay or reprice in each of the future time periods presented:

------------------------------------------------------------------------------------------------------------------------
                                                                Due within  Due within  Due within  Due in
                                                       Due in    six months   one to     three to    over
(Dollar amounts in thousands)                         six months   to one      three       five      five       Total
                                                       or less      year       years       years     years
------------------------------------------------------------------------------------------------------------------------

Total interest-earning assets                         $ 55,610    $ 26,246    $72,404    $52,342    $46,277    $252,879

Total interest-bearing liabilities                     104,270      19,850     35,826     19,183     27,086     206,215
                                                      ---------   ---------   --------   --------   --------   ---------

Maturity or repricing gap during the period           $(48,660)   $  6,396    $36,578    $33,159    $19,191    $ 46,664
                                                      =========   =========   ========   ========   ========   =========

Cumulative gap                                        $(48,660)   $(42,264)   $(5,686)   $27,473    $46,664
                                                      =========   =========   ========   ========   ========

Ratio of gap during the period to total assets         (17.80%)       2.34%     13.38%     12.13%      7.02%
                                                      =========   =========   ========   ========   ========

Ratio of cumulative gap to total assets                (17.80%)    (15.46%)    (2.08%)     10.05%     17.07%
                                                      =========   =========   ========   ========   ========

Total assets                                                                                                   $273,380
                                                                                                               ========


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

Portfolio equity simulation. Portfolio equity is the net present value of the Corporation's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 30% of stockholders' equity.

These guidelines take into consideration the current interest rate environment, the Corporation's financial asset and financial liability product mix and characteristics and liquidity sources among other factors.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or a 100 basis point or 200 basis point downward shift of market interest rates on net interest income for the years ended December 31, 2004 and 2003, respectively. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2004 remained constant. The impact of the market rate movements on net interest income was developed by simulating the effects of rates changing gradually during a one-year period from the December 31, 2004 levels for net interest income.

---------------------------------------------------------------------------------------
                                                        Increase         Decrease
                                                     --------------- ------------------
                                                     +100     +200      -100      -200
                                                      BP      BP        BP        BP
---------------------------------------------------------------------------------------

2004 Net interest income - increase (decrease)       0.46%  (1.12%)   (4.95%)  (11.75%)

2003 Net interest income - increase (decrease)       1.32%    0.59%   (4.49%)   (9.37%)
---------------------------------------------------------------------------------------


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

Effect of Newly Issued But Not Yet Effective Accounting Standards
-----------------------------------------------------------------

Statement of Financial Accounting Standards (SFAS) No. 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchanges of similar productive assets and applies for fiscal years beginning after June 15, 2005.

Statement of Position 03-3 requires that a valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.

The effect of these new standards on the Corporation's financial position and results of operations is not expected to be material upon and after adoption.


Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)
---------------------------------------------------------------------------------------------------

                                                                                   December 31,
                                                                               --------------------
                                                                                  2004       2003
                                                                               ---------  ---------

                                     Assets

Cash and due from banks                                                        $  7,769   $  6,776
Interest-earning deposits in banks                                                6,855        927
                                                                               ---------  ---------
  Cash and cash equivalents                                                      14,624      7,703
Securities available for sale                                                    63,346     49,145
Securities held to maturity; fair value of $16 and $17                               16         17
Loans held for sale                                                                 386          -
Loans receivable, net of allowance for loan losses of $1,810 and $1,777         179,575    190,482
Federal bank stocks                                                               1,731      1,982
Bank-owned life insurance                                                         4,448      4,272
Accrued interest receivable                                                       1,203      1,270
Premises and equipment, net                                                       5,366      5,223
Goodwill                                                                          1,422      1,422
Other intangibles                                                                    38         54
Prepaid expenses and other assets                                                 1,225        942
                                                                               ---------  ---------

      Total assets                                                             $273,380   $262,512
                                                                               =========  =========

                      Liabilities and Stockholders' Equity

Liabilities:
  Deposits:
     Noninterest bearing                                                       $ 40,511   $ 36,332
     Interest-bearing                                                           192,363    180,778
                                                                                ---------  ---------
     Total deposits                                                            232,874    217,110
  Borrowed funds                                                                 15,000     20,700
  Accrued interest payable                                                          577        477
  Accrued expenses and other liabilities                                          1,313      1,570
                                                                                ---------  ---------

     Total liabilities                                                          249,764    239,857
                                                                                ---------  ---------

Stockholders' Equity:
  Preferred stock, $1.00 par value, 3,000,000 shares authorized;
     none issued                                                                      -          -
  Common stock, $1.25 par value, 12,000,000 shares authorized;
     1,395,852 shares issued, 1,267,835 outstanding                               1,745      1,745
  Additional paid-in capital                                                     10,871     10,871
  Treasury stock, at cost; 128,017 shares                                        (2,653)    (2,653)
  Retained earnings                                                              12,398     11,033
  Accumulated other comprehensive income                                          1,255      1,659
                                                                                ---------  ---------

     Total Stockholders' Equity                                                  23,616     22,655
                                                                                ---------  ---------

      Total Liabilities and Stockholders' Equity                               $273,380   $262,512
                                                                               =========  =========

See accompanying notes to consolidated financial statements.


Consolidated Statements of Income
-------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)
-------------------------------------------------------------------------------------------------

                                                                    Year ended December 31,
                                                              ------------------------------------
                                                                 2004          2003        2002
                                                              ----------   ----------   ----------

Interest and dividend income:
  Loans receivable, including fees                           $   11,744   $   12,009   $   12,419
  Securities:
     Taxable                                                      1,396        1,391        1,485
     Exempt from federal income tax                                 700          736          621
  Federal bank stocks                                                42           48           55
  Deposits with banks and federal funds sold                         71           25           73
                                                             -----------  -----------  -----------
     Total interest and dividend income                          13,953       14,209       14,653
                                                             -----------  -----------  -----------

Interest expense:
  Deposits                                                        4,586        4,371        4,893
  Borrowed funds                                                    633          530          268
                                                             -----------  -----------  -----------
     Total interest expense                                       5,219        4,901        5,161
                                                             -----------  -----------  -----------

Net interest income                                               8,734        9,308        9,492
  Provision for loan losses                                         290          330          381
                                                             -----------  -----------  -----------

Net interest income after provision for loan losses               8,444        8,978        9,111
                                                             -----------  -----------  -----------

Noninterest income:
  Fees and service charges                                        1,122        1,034          969
  Commissions on financial services                                  95            -            -
  Gain on the sale of loans                                          37           47           39
  Gains on securities                                               701          170            -
  Earnings on bank-owned life insurance                             192          233           58
  Other                                                             388          301          334
                                                             -----------  -----------  -----------
     Total noninterest income                                     2,535        1,785        1,400
                                                             -----------  -----------  -----------

Noninterest expense:
  Compensation and employee benefits                              4,395        4,176        4,021
  Premises and equipment, net                                     1,222        1,050        1,136
  Intangible amortization expense                                    36          115          146
  Other                                                           2,256        2,181        2,117
                                                             -----------  -----------  -----------
     Total noninterest expense                                    7,909        7,522        7,420
                                                             -----------  -----------  -----------

Income before provision for income taxes                          3,070        3,241        3,091
  Provision for income taxes                                        513          749          834
                                                             -----------  -----------  -----------

Net income                                                   $    2,557   $    2,492   $    2,257
                                                             ===========  ===========  ===========

Basic earnings per share                                     $     2.02   $     1.91   $     1.69

Average common shares outstanding                             1,267,835    1,301,714    1,332,835

See accompanying notes to consolidated financial statements.




Consolidated Statements of Changes in Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                                            Accumulated
                                                             Additional                        Other          Total
                                                    Common    Paid-in    Treasury  Retained  Comprehensive Stockholders'
                                                     Stock    Capital     Stock    Earnings     Income        Equity
                                                   --------  ----------  --------  --------  ------------  -------------

Balance at January 1, 2002                          $1,745     $10,871   $  (971)  $ 9,094        $  372        $21,111

Comprehensive income:
  Net income                                                                         2,257                        2,257
  Change in net unrealized gain on
   securities available for sale, net of
   taxes of $353                                                                                    685            685
                                                                                                                -------

Comprehensive income                                                                                             2,942

Dividends declared, $1.03 per share                                                 (1,373)                      (1,373)
                                                   --------  ----------  --------  --------  ------------  -------------

Balance at December 31, 2002                         1,745      10,871      (971)    9,978         1,057         22,680

Comprehensive income:
  Net income                                                                         2,492                        2,492
  Change in net unrealized gain on
   securities available for sale, net of
   taxes of $310                                                                                    602            602
                                                                                                                -------

Comprehensive income                                                                                             3,094

Purchase of treasury stock, 65,000 Shares                                 (1,682)                               (1,682)
Dividends declared, $1.11 per share                                                 (1,437)                      (1,437)
                                                   --------  ----------  --------  --------  ------------  -------------

Balance at December 31, 2003                         1,745      10,871    (2,653)   11,033         1,659         22,655

Comprehensive income:
  Net income                                                                         2,557                        2,557
  Change in net unrealized gain on
   securities available for sale, net of
   taxes of ($207)                                                                                 (404)          (404)
                                                                                                                -------

Comprehensive income                                                                                             2,153

Dividends declared, $0.94 per share                                                 (1,192)                      (1,192)
                                                   --------  ----------  --------  --------  ------------  -------------

Balance at December 31, 2004                        $1,745     $10,871   $(2,653)  $12,398        $1,255        $23,616
                                                   ========  ==========  ========  ========  ============  =============

See accompanying notes to consolidated financial statements.




Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands, except share data)

                                                                           Year ended December 31,
                                                                       -------------------------------
                                                                           2004       2003       2002
                                                                       ---------  ---------  ---------

Operating activities:
   Net income                                                          $  2,557   $  2,492   $  2,257
   Adjustments to reconcile net income to net cash from
    operating activities:
        Depreciation and amortization for premises and equipment            539        404        460
        Provision for loan losses                                           290        330        381
        Amortization of premiums and accretion of discounts, net            223        253        236
        Amortization of intangible assets                                    36        115        146
        Gains on Securities                                                (701)      (170)         -
        Gain on sale of loans                                               (37)       (47)       (39)
        Loans originated for sale                                             -     (1,989)    (1,245)
        Proceeds from sales of loans held for sale                        3,541      2,036      1,284
        Earnings on bank-owned life insurance, net                         (176)      (218)       (54)
        Changes in:
           Accrued interest receivable                                       67         55        (74)
           Prepaid expenses and other assets                                 (6)      (642)      (338)
           Accrued interest payable                                         100         10        (13)
           Accrued expenses and other liabilities                          (257)       565        349
                                                                       ---------  ---------  ---------
    Net cash provided by operating activities                             6,176      3,194      3,350
                                                                       ---------  ---------  ---------

Investing activities:
   Loan originations and payments, net                                    6,628    (21,344)    (9,531)
   Available-for-sale securities:
        Sales                                                               945        647          -
        Maturities, prepayments and calls                                13,299     36,369     33,475
        Purchases                                                       (28,549)   (36,524)   (42,561)
   Held-to-maturity securities:
        Maturities, prepayments and calls                                     1         12         31
   (Purchases) Sale of federal bank stocks                                  251       (684)       (37)
   Purchase of bank-owned life insurance                                      -          -     (4,000)
   Purchase of intangible asset - customer relationship                     (20)         -          -
   Purchases of premises and equipment                                     (682)    (1,949)      (750)
                                                                       ---------  ---------  ---------
    Net cash used in investing activities                                (8,127)   (23,473)   (23,373)
                                                                       ---------  ---------  ---------

Financing activities:
   Net increase in deposits                                              15,764     12,685     14,955
   Borrowings from the FHLB                                                   -     10,700      5,000
   Repayments of borrowed funds                                          (5,700)         -          -
   Dividends paid                                                        (1,192)    (1,437)    (1,373)
   Payments to acquire treasury stock                                         -     (1,682)         -
                                                                       ---------  ---------  ---------
    Net cash provided by financing activities                             8,872     20,266     18,582
                                                                       ---------  ---------  ---------

Net increase (decrease) in cash equivalents                               6,921        (13)    (1,441)
Cash equivalents at beginning of period                                   7,703      7,716      9,157
                                                                       ---------  ---------  ---------
Cash equivalents at end of period                                      $ 14,624   $  7,703   $  7,716
                                                                       =========  =========  =========

Supplemental cash flow information:
   Interest paid                                                       $  5,119   $  4,891   $  5,174
   Income taxes paid                                                        295        828        725

Supplemental noncash disclosures:
   Transfers from portfolio loans to loans held for sale               $  3,890   $      -   $      -
   Transfers from loans to repossessed assets                                69          -          3

See accompanying notes to consolidated financial statements.


Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

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

       Use of Estimates.

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

       Restrictions on Cash. Cash on hand or on deposit with the Federal Reserve Bank of approximately $3.0 million and $2.5 million was required to meet regulatory reserve and clearing requirements at December 31, 2004 and 2003, respectively. Such balances do not earn interest.

       Securities.

       Securities are classified as either available for sale or held to maturity at the time of purchase based on management's intent and ability. Securities acquired with the positive intent and ability to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. Available for sale securities consist of securities that are not classified as held to maturity and are carried at fair value, with unrealized holding gains and losses reported as a separate component of stockholders' equity, net of tax, until realized. Realized gains and losses are computed using the specific identification method and are included in operations in the period sold. Interest and dividends on investment securities are recognized as income when earned. Securities are written down to fair value when a decline in fair value is not temporary.

       Loans Held for Sale.

       Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Loans held for sale are generally sold with servicing rights retained. The carrying value of loans sold is reduced by the cost allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

       Loans Receivable.

       Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans or premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, and premiums and discounts are deferred and recognized as an adjustment of the related loan yield using the interest method.

       The accrual of interest on loans is typically discontinued at the time the loan is 90 days or more delinquent unless the credit is well secured and in the process of collection. Loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on non-accrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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

       Goodwill and Intangible Assets.

       Goodwill results from business acquisitions and represents the excess of the purchase price above the fair value of acquired assets and liabilities. Core deposit intangible assets arise from whole bank or branch acquisitions and are measured at fair value and then are amortized on a straight-line basis for their estimated lives, generally less than 10 years. Customer relationship intangible assets arise from the purchase of a customer list from another company or individual and then are amortized on a straight-line basis over 2 years. Goodwill is not amortized and is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

       Servicing Assets.

       Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and for the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

       Real Estate Acquired Through Foreclosure.

       Real estate properties acquired through foreclosure (REO) are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation is recorded through expense. Costs after acquisition are expensed. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $69,000 and $0 at December 31, 2004 and 2003, respectively.

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

       Operating Segments.

       Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial services operations are considered by management to be aggregated in one reportable operating segment, banking.

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

       Effect of Newly Issued But Not Yet Effective Accounting Standards.

       In 2005, the Corporation will adopt FASB Statement No. 153, Fair Value of Nonmonetary Exchanges and FASB Statement of Position 03-3, Loans Acquired in a Transfer. Adoption of these new standards is not expected to materially affect the Corporation's operating results or financial condition.

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

       Fair Value of Financial Instruments.

       Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

       Loss Contingencies.

       Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

       Reclassifications.

       Certain items in the prior year financial statements were reclassified to conform to the current presentation.

2.     Securities

       The following table summarizes the Corporation's securities as of December 31:

----------------------------------------------------------------------------------------------------
                                                         Amortized  Unrealized  Unrealized    Fair
(Dollar amounts in thousands)                              Cost       gains      losses      value
----------------------------------------------------------------------------------------------------

Available for sale:
-------------------
  December 31, 2004:
     U.S. Government agencies and related entities       $34,869      $   61       $(260)   $34,670
     Mortgage-backed securities                            3,911           -         (47)     3,864
     Municipal securities                                 14,682         901           -     15,583
     Corporate securities                                  6,012          69          (9)     6,072
     Equity securities                                     1,970       1,200         (13)     3,157
                                                         --------     -------      ------   --------
                                                         $61,444      $2,231       $(329)   $63,346
                                                         ========     =======      ======   ========
  December 31, 2003:
     U.S. Government agencies and related entities       $19,061      $   83       $(249)   $18,895
     Mortgage-backed securities                            1,691           -         (22)     1,669
     Municipal securities                                 14,680         811           -     15,491
     Corporate securities                                  9,599         273          (1)     9,871
     Equity securities                                     1,601       1,622          (4)     3,219
                                                         --------     -------      ------   --------
                                                         $46,632      $2,789       $(276)   $49,145
                                                         ========     =======      ======   ========
Held to maturity:
-----------------
  December 31, 2004:
     Mortgage-backed securities                          $    16      $    -       $   -    $    16
                                                         --------     -------      ------   --------
                                                         $    16      $    -       $   -    $    16
                                                         ========     =======      ======   ========
  December 31, 2003:
     Mortgage-backed securities                          $    17      $    -       $   -    $    17
                                                         --------     -------      ------   --------
                                                         $    17      $    -       $   -    $    17
                                                         ========     =======      ======   ========


Sales of available for sale securities were as follows:

----------------------------------------------------------------------
  (Dollar amounts in thousands)                  2004    2003    2002
----------------------------------------------------------------------

  Proceeds                                      $ 945   $ 647   $   -
  Gross gains                                     701     170       -
  Tax provision related to gains                  238      58       -
----------------------------------------------------------------------



The following table summarizes scheduled maturities of the Corporation's securities as of December 31, 2004:

-----------------------------------------------------------------------------
                                       Available for sale    Held to maturity
                                       -------------------  -----------------
                                       Amortized    Fair     Amortized Fair
(Dollar amounts in thousands)            cost      value     cost      value
-----------------------------------------------------------------------------

Due in one year or less                $ 5,263    $ 5,262     $ -       $ -
Due from one year to five years         31,177     31,020       -         -
Due from five to ten years               8,351      8,324       -         -
Due after ten years                     14,683     15,583      16        16
No scheduled maturity                    1,970      3,157       -         -
                                       --------   --------    ----      ----
                                       $61,444    $63,346     $16       $16
                                       ========   ========    ====      ====

       Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

       Securities with carrying values of $9.7 million and $8.6 million as of December 31, 2004 and 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

       At year end 2004 and 2003, there were no holdings of securities of any one issuer, other than U.S. Government agency and related entities, in an amount greater than 10% of shareholders' equity.

       Securities with unrealized losses at year end 2004 and 2003 not recognized in income are as follows:


------------------------------------------------------------------------------------------------------------------------

                                                      Less than 12 Months    12 Months or More            Total
                                                     ---------------------  ---------------------  ---------------------
              Description of Securities               Fair      Unrealized   Fair     Unrealized    Fair     Unrealized
(Dollar amounts in thousands)                         Value       Loss       Value       Loss       Value        Loss
------------------------------------------------------------------------------------------------------------------------

December 31, 2004:
U.S. Government agencies and related entities        $10,968       $ (48)   $ 9,288       $(212)   $20,256        $(260)
Mortgage-backed securities                             3,292         (41)       573          (6)     3,865          (47)
Municipal securities                                       -           -          -           -          -            -
Corporate securities                                   1,512          (9)         -           -      1,512           (9)
Equity securities                                         39          (1)       268         (12)       307          (13)
                                                     --------      ------   --------      ------   --------       ------
                                                     $15,811       $ (99)   $10,129       $(230)   $25,940        $(329)
                                                     ========      ======   ========      ======   ========       ======

December 31, 2003:
U.S. Government agencies and related entities        $11,316       $(249)   $     -       $   -    $11,316        $(249)
Mortgage-backed securities                             1,669         (22)         -           -      1,669          (22)
Municipal securities                                       -           -          -           -          -            -
Corporate securities                                     809          (1)         -           -        809           (1)
Equity securities                                        214          (4)         -           -        214           (4)
                                                     --------      ------   --------      ------   --------       ------
                                                     $14,008       $(276)   $     -       $   -    $14,008        $(276)
                                                     ========      ======   ========      ======   ========       ======


       Unrealized losses on available for sale securities have not been recognized into income because the issuers' bonds are of high credit quality (rated AA or higher), management has the intent and ability to hold for the foreseeable future and the decline in the fair value is largely due to an increase in market interest rates. The fair value is expected to recover as the bonds approach their maturity dates and/or market rates decline.

3.     Loans Receivable

       The following table summarizes the Corporation's loans receivable as of December 31:


   ----------------------------------------------------------------------
   (Dollar amounts in thousands)                       2004         2003
   ----------------------------------------------------------------------

   Mortgage loans:
       Residential first mortgage                  $ 69,310     $ 76,396
       Home equity                                   31,548       30,316
       Commercial                                    48,539       44,935
                                                   ---------    ---------
                                                    149,397      151,647
   Other loans:
       Commercial business                           23,898       26,470
       Consumer                                       8,090       14,142
                                                   ---------    ---------
                                                     31,988       40,612
                                                   ---------    ---------

   Total loans, gross                               181,385      192,259

   Less allowance for loan losses                     1,810        1,777
                                                   ---------    ---------

   Total loans, net                                $179,575     $190,482
                                                   =========    =========

       Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:

   -------------------------------------------------------------------
   (Dollar amounts in thousands)               2004     2003     2002
   -------------------------------------------------------------------

   Balance at the beginning of the year      $1,777   $1,587   $1,464

   Provision for loan losses                    290      330      381
   Loans charged-off                           (318)    (205)    (331)
   Recoveries                                    61       65       73
                                             -------  -------  -------

   Balance at the end of the year            $1,810   $1,777   $1,587
                                             =======  =======  =======


       Non-performing loans, which include primarily non-accrual loans, were $840,000 and $1.3 million at December 31, 2004 and 2003, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status. At December 31, 2004 and 2003, the recorded investment in loans considered to be impaired was $441,000 and $821,000, respectively, against which approximately $104,000 and $202,000, respectively, of the allowance for loan losses was allocated. During 2004, 2003 and 2002, impaired loans averaged $635,000, $728,000 and $789,000, respectively. The Corporation recognized interest income on impaired loans of approximately $27,000, $29,000 and $13,000, on a cash basis, during 2004, 2003 and 2002, respectively. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories whereas other loans may be included in only one category.

       The Corporation conducts its business through 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania and primarily lends in this geographical area. The Corporation does not have any significant concentrations of credit risk to any one industry or customer.

       The Corporation was servicing loans with unpaid principal balances of $2.5 million and $2.8 million at December 31, 2004 and 2003, respectively, for a third party investor. Such loans are not reflected in the consolidated balance sheet and servicing operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans.

4.     Federal Bank Stocks

       The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank's investment in FHLB and FRB stocks was $1.398 million and $333,000, respectively, at December 31, 2004, and $1.649 million and $333,000, respectively, at December 31, 2003.

5.     Premises and Equipment

       Premises  and   equipment  at  December  31  are   summarized   by  major
       classification as follows:

   -------------------------------------------------------------------
   (Dollar amounts in thousands)                      2004       2003
   -------------------------------------------------------------------

   Land                                             $  349     $  349
   Buildings and improvements                        4,571      4,201
   Leasehold improvements                              694        696
   Furniture, fixtures and equipment                 4,245      3,532
   Construction in progress                             18        456
                                                    -------    -------
                                                     9,877      9,234
   Less accumulated depreciation and amortization    4,511      4,011
                                                    -------    -------
                                                    $5,366     $5,223
                                                    =======    =======



       Depreciation and amortization expense for the years December 31, 2004, 2003 and 2002 were $539,000, $404,000 and $460,000, respectively. The increase in depreciation expense between 2004 and 2003 was the additional expense incurred as a result of our renovations to the headquarters in Emlenton and also the addition of new data processing equipment. Offsetting the increase in accumulated depreciation was the disposal of assets of $39,000.

       Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2004, 2003 and 2002 was $108,000, $124,000 and
       $146,000, respectively. Rent commitments under non-cancelable long-term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:

        ------------------------------------------------------
        (Dollar amounts in thousands)                Amount
        ------------------------------------------------------

                2005                                     $ 109
                2006                                       112
                2007                                       115
                2008                                       120
                2009                                       122
             Thereafter                                    217
                                                ---------------

                                                         $ 795
                                               ================


6.     Goodwill and Intangible Assets

       The following table summarizes the Corporation's acquired intangible assets as of December 31:


                                                         -------------------------------------------------------------
                                                                       2004                          2003
                                                         -------------------------------------------------------------
(Dollar amounts in thousands)                            Gross Carrying   Accumulated  Gross Carrying    Accumulated
                                                              Amount      Amortization      Amount       Amortization
------------------------------------------------------------------------------------------------------  --------------

Core deposit intangibles                                       $1,240        $1,218           $1,240           $1,186
Other customer relationship intangibles                            20             3                -                -
                                                         -------------   -----------   --------------   --------------

Total                                                          $1,260        $1,222           $1,240           $1,186
                                                         =============   ===========   ==============   ==============


       Aggregate amortization expense for 2004 and 2003 was $36,000 and $115,000, respectively.

       Amortization expense in 2005 and 2006 will be $31,000 and $7,000, respectively. All acquired intangible assets will be fully amortized in 2006.

7.     Related Party Balances and Transactions

       In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.6 million and $1.7 million at December 31, 2004 and 2003, respectively. During 2004, total principal additions and total principal repayments associated with these loans were $190,000 and $198,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2004 and 2003 totaled $4.0 million and $3.2 million, respectively.

       In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business. During 2004, 2003 and 2002, amounts paid to affiliates for such services totaled $104,000, $74,000 and $79,000, respectively.

8.     Deposits

       The following table summarizes the Corporation's deposits as of December 31:

------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                       2004                        2003
-------------------------------------  ---------------------------  ----------------------------

                                        Weighted                     Weighted
                                        average                      average
     Type of accounts                    rate      Amount      %       rate     Amount      %
------------------------------------------------------------------------------------------------

Noninterest-bearing deposits                  -   $ 40,511    17.4%        -   $ 36,332    16.7%
Interest-bearing demand deposits           0.76%    80,998    34.8%     0.68%    78,468    36.1%
Time deposits                              3.80%   111,365    47.8%     3.73%   102,310    47.2%
                                                  ---------  ------            ---------  ------
                                           2.08%  $232,874   100.0%     2.01%  $217,110   100.0%
                                                  =========  ======            =========  ======



       The Corporation had a total of $24.0 million and $20.5 million in time deposits of $100,000 or more at December 31, 2004 and 2003, respectively.

       Scheduled maturities of time deposits for the next five years were as follows:

   (Dollar amounts in thousands)                      Amount       %
   -------------------------------------------------------------------

      2005                                           $ 44,269    19.0%
      2006                                             25,704    11.0%
      2007                                             10,123     4.3%
      2008                                             14,042     6.0%
      2009                                              3,161     1.4%
   Thereafter                                          14,066     6.0%
                                                     ---------   -----

                                                     $111,365    47.8%
                                                     =========   =====


9.     Borrowed Funds

       The following table summarizes the Corporation's borrowed funds as of December 31:

-----------------------------------------------------------------------------------
                                                   2004                2003
                                             ------------------  ------------------
                                             Weighted            Weighted
                                             average             average
(Dollar amounts in thousands)                  rate     Amount     rate     Amount
-----------------------------------------------------------------------------------

FHLB advances:
   Due within 12 months                         0.00%  $     -      1.06%  $ 5,700
   Due beyond 12 months but within 5 years      0.00%        -      0.00%        -
   Due beyond 5 years but within 10 years       4.20%   15,000      4.13%   15,000
   Due beyond 10 years                          0.00%        -      0.00%        -
                                                       --------            --------
                                                       $15,000             $20,700
                                                       ========            ========

       The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2004 was $109.7 million.

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

       Restrictions on Dividends, Loans and Advances.

       The Bank is subject to a regulatory dividend restriction that generally limits the amount of dividends that can be paid by the Bank to the Corporation. Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. As of December 31, 2004, $2.7 million of undistributed earnings of the company was available for distribution as dividends, without prior regulatory approval.

       Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Funds available for loans or advances by the Bank to the Corporation amounted to approximately $1.1 million.

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

       Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2004 and 2003, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

       As of December 31, 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

       The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:


                                                            December 31, 2004                 December 31, 2003
                                                  ----------------------------------  ---------------------------------
                                                    Consolidated          Bank          Consolidated          Bank
                                                  ----------------- ----------------  ---------------- ----------------
(Dollar amounts in thousands)                      Amount   Ratio    Amount   Ratio    Amount   Ratio    Amount   Ratio
------------------------------------------------------------------------------------------------------------------------

Total capital to risk weighted assets:
  Actual                                          $23,245   12.49%  $20,859   11.36%  $22,018   11.72%  $19,669   10.61%
  For capital adequacy purposes                    14,889    8.00%   14,686    8.00%   15,025    8.00%   14,837    8.00%
  To be well capitalized                              N/A     N/A    18,358   10.00%      N/A     N/A    18,546   10.00%
Tier 1 capital to risk-weighted assets:
  Actual                                          $20,901   11.23%  $19,049   10.38%  $19,520   10.39%  $17,885    9.64%
  For capital adequacy purposes                     7,445    4.00%    7,343    4.00%    7,513    4.00%    7,418    4.00%
  To be well capitalized                              N/A     N/A    11,015    6.00%      N/A     N/A    11,128    6.00%
Tier 1 capital to average assets:
  Actual                                          $20,901    7.68%  $19,049    7.08%  $19,520    7.59%  $17,885    7.00%
  For capital adequacy purposes                    10,882    4.00%   10,768    4.00%   10,288    4.00%   10,220    4.00%
  To be well capitalized                              N/A     N/A    13,460    5.00%      N/A     N/A    12,775    5.00%


11.    Income Taxes

       The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:

   ----------------------------------------------------------------------
   (Dollar amounts in thousands)                2004      2003      2002
   ----------------------------------------------------------------------

     Current                                   $ 538     $ 618     $ 984
     Deferred                                    (25)      131      (150)
                                               ------    ------    ------
                                               $ 513     $ 749     $ 834
                                               ======    ======    ======


       A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:


--------------------------------------------------------------------------------------------------------
                                                 2004                  2003                2002
                                           -------------------   -------------------  ------------------
                                                    % Pre-tax             % Pre-tax            % Pre-tax
(Dollar amounts in thousands)              Amount    Income      Amount    Income    Amount     Income
--------------------------------------------------------------------------------------------------------

Provision at statutory tax rate           $ 1,044        34.0%   $1,102        34.0%  $1,051       34.0%
Increase (decrease) resulting from:
  Tax free interest, net of disallowance     (319)     (10.4%)     (312)      (9.6%)    (226)     (7.3%)
  Earnings on BOLI                            (53)      (1.7%)      (79)      (2.4%)       -        0.0%
  Other, net                                 (159)      (5.2%)       38         1.2%       9        0.3%
                                          --------  ----------   -------  ----------  -------  ---------

Provision                                 $   513        16.7%   $  749        23.2%  $  834       27.0%
                                          ========  ==========   =======  ==========  =======  =========


       The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:


----------------------------------------------------------------------
(Dollar amounts in thousands)                         2004       2003
----------------------------------------------------------------------

Deferred tax assets:

  Loss on securities                                $  107     $  134
  Provision for loan losses                            562        550
  Deferred loan fees                                    29         39
  Intangible assets                                    145        158
  Accrued pension cost                                  28          -
  Tax credits                                          314          -
  Other                                                  4         25
                                                    -------    -------

  Gross deferred tax assets                          1,189        906

Deferred tax liabilities:
                                                         -          -
  Net unrealized gain on securities                    647        855
  Depreciation                                         389        302
  Stock Gain                                           118          -
  Prepaid Expenses                                      81          -
  Loan servicing                                         7         10
  Other                                                 83        108
                                                    -------    -------

  Gross deferred tax liabilities                     1,325      1,275
                                                    -------    -------

  Net deferred tax asset/(liability)                $ (136)    $ (369)
                                                    =======    =======



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

       The Corporation uses a December 31 measurement date for its plans.

       Information pertaining to changes in obligations and funded status of the defined benefit pension plan is as follows:



-----------------------------------------------------------------------------------
(Dollar amounts in thousands)                              2004      2003    2002
-----------------------------------------------------------------------------------

Change in plan assets:
  Fair value of plan assets at beginning of year          $2,483   $1,983   $2,117
  Actual (loss) return on plan assets                        204      316     (264)
  Employer contribution                                      209      248      194
  Benefits paid                                              (78)     (64)     (64)
                                                          -------  -------  -------

  Fair value of plan assets at end of year                 2,818    2,483    1,983
                                                          -------  -------  -------

Change in benefit obligation:
  Benefit obligation at beginning of year                  2,912    2,801    2,358
  Service cost                                               158      147      186
  Interest cost                                              187      164      169
  Actuarial loss                                              97      235      152
  Effect of Plan Amendment                                     -     (580)       -
  Effect of Change in Assumptions                              -      209        -
  Benefits paid                                              (78)     (64)     (64)
                                                          -------  -------  -------

  Benefit obligation at end of year                        3,276    2,912    2,801
                                                          -------  -------  -------

Funded status (plan assets less benefit obligations)        (458)    (429)    (818)
Unrecognized prior service cost                             (517)    (548)       1
Unrecognized net actuarial loss                              923      843      586
Unrecognized transition asset                                (56)     (65)     (73)
                                                          -------  -------  -------

Accrued pension cost                                      $ (108)  $ (199)  $ (304)
                                                          =======  =======  =======



       Amounts recognized in the year end balance sheet consist of:

----------------------------------------------------------------------
                                           Pension          Other
                                           Benefits        Benefits
                                        --------------  --------------
(Dollar amounts in thousands)            2004    2003    2004    2003
----------------------------------------------------------------------

Prepaid benefit cost                    $   -   $   -   $   -   $   -
Accrued benefit cost                     (108)   (199)      -       -
Intangible assets                           -       -       -       -
Accumulated other comprehensive income      -       -       -       -
                                        ------  ------  ------- ------

Net amount recognized                   $(108)  $(199)  $   -   $   -
                                        ======  ======  ======  ======


       The accumulated  benefit obligation for all defined benefit pension plans
       was  $2.7   million  and  $2.4   million  at  year  end  2004  and  2003,
       respectively.

       The components of the periodic pension cost are as follows:


----------------------------------------------------------------------
(Dollar amounts in thousands)                    2004    2003    2002
----------------------------------------------------------------------

Service cost                                    $ 158   $ 147   $ 186
Interest cost                                     187     164     169
Expected return on plan assets                   (209)   (176)   (188)
Transition asset                                   (8)     (8)     (8)
Prior service costs                               (10)    (31)      -
Recognized net actuarial (gain) loss                -      47       -
                                                ------  ------  ------

Net periodic pension cost                       $ 118   $ 143   $ 159
                                                ======  ======  ======

       Weighted-average actuarial assumptions include the following:

-----------------------------------------------------------------------------
(Dollar amounts in thousands)                             2004   2003   2002
-----------------------------------------------------------------------------

Discount rate for benefit obligations and net cost        6.30%  6.30%  6.80%
Rate of increase in future compensation levels            4.50%  4.50%  4.50%
Expected rate of return on plan assets                    8.50%  8.50%  8.50%
-----------------------------------------------------------------------------

       Plan Assets.

       The Corporation's pension plan asset allocation at year end 2004 and 2003, target allocation for 2005, and expected long-term rate of return by asset category are as follows:

------------------------------------------------------------------------------------------------
       Asset Category             Target     Percentage of Plan Assets  Weighted-Average Expected
                                Allocation       at Year End            Long-Term Rate of Return
(Dollar amounts in thousands)      2005          2004       2003                  2004
------------------------------------------------------------------------------------------------
Equity Securities                    50%         52%        52%                   6.0%
Debt Securities                      20%         16%        18%                   2.0%
Other                                30%         32%        30%                   0.5%
                                           -------------   -----     ---------------------------

                                                100%        100%                  8.5%
                                           =============   =====     ===========================



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

       Contributions.

       The Corporation expects to contribute $135,000 to its pension plan in 2005.

       Estimated Future Benefit Payments.

       The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

              ------------------------------------
                        (Dollar amounts in thousands)
                For year ended      Pension Benefits
              ------------------------------------

                    2005             $       78
                    2006                     78
                    2007                     77
                    2008                     78
                    2009                     97
                  2010-2014                 856
                  Thereafter              2,012
                                    ---------------

                   Benefit
                  Obligations        $    3,276
                                    ===============

       Defined Contribution Plan.

       The Corporation maintains a defined contribution 401(k) Plan. Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation. Employee contributions are vested at all times. The Corporation makes matching contributions as approved by the Board of Directors. Matching contributions for 2004 and 2003 were $67,000 and $68,000, respectively.

       Supplemental Executive Retirement Plan.

       During 2003, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement age of 62. For the year ended December 31, 2004 and 2003, the Corporation recognized SERP expense of $38,000 and $33,000, respectively.

14.    Financial Instruments

       Fair Value of Financial Instruments.

       The following table sets forth the carrying amount and fair value of the Corporation's financial instruments included in the consolidated balance sheet as of December 31:

--------------------------------------------------------------------------------
                                           2004                    2003
                                    -------------------    -------------------
                                   Carrying      Fair      Carrying      Fair
(Dollar amounts in thousands)       amount       value      amount      amount
--------------------------------------------------------------------------------

Financial assets:
   Cash equivalents                $ 14,624    $ 14,624    $  7,703    $  7,703
   Securities                        63,362      63,362      49,162      49,162
   Loans held for sale                  386         386           -           -
   Loans receivable                 179,575     180,832     190,482     198,092
   Federal bank stocks                1,731       1,731       1,982       1,982
   Bank-owned life insurance          4,448       4,448       4,272       4,272
   Accrued interest receivable        1,203       1,203       1,270       1,270

Financial liabilities:
   Deposits                         232,874     232,394     217,110     218,915
   Borrowed funds                    15,000      15,034      20,700      20,699
   Accrued interest payable             577         577         477         477
--------------------------------------------------------------------------------

       The methods and assumptions used to estimate fair value are described as follows.

       Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, federal bank stocks, accrued interest receivable and payable, demand deposits, short-term debt and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements and is not material.

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

       The following table presents the notional amount of the Corporation's off-balance sheet commitment financial instruments as of December 31:


----------------------------------------------------------------------
                                        2004               2003
                                   ---------------   -----------------
(Dollar amounts in thousands)      Fixed   Variable  Fixed    Variable
                                    Rate     Rate     Rate      Rate
----------------------------------------------------------------------

Commitments to make loans          $424   $   648   $  969     $    -
Unused lines of credit              315    12,690    1,898      9,300
----------------------------------------------------------------------



       Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 4.00% to 11.25% and maturities ranging from five to 30 years at both year end dates. Commitments to extend credit include agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit also include unfunded commitments under commercial and consumer lines of credit, revolving credit lines and overdraft protection agreements. These lines of credit may be collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

       Standby letters of credit are conditional commitments issued by the Corporation usually for commercial customers to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary. Standby letters of credit were $902,000 and $682,000 at December 31, 2004 and 2003, respectively.

15.  Emclaire  Financial  Corp.  -  Condensed   Financial   Statements,   Parent
Corporation Only

       Following are condensed financial statements for the parent company as of and for the years ended December 31:


---------------------------------------------------------------------------------------------
Condensed Statements of Financial Condition                                 December 31,
(Dollar amounts in thousands)                                              2004       2003
---------------------------------------------------------------------------------------------

Assets:
  Cash in banks                                                           $   109    $    93
  Securities available for sale                                             3,157      3,204
  Equity in net assets of subsidiary bank                                  20,981     19,963
  Other assets                                                                 10         12
                                                                          --------   --------
    Total assets                                                          $24,257    $23,272
                                                                          ========   ========
Liabilities and Stockholders' Equity:
  Accrued expenses and other liabilities                                  $   641    $   617
  Stockholders' Equity                                                     23,616     22,655
                                                                          --------   --------
    Total Liabilities and Stockholders' Equity                            $24,257    $23,272
                                                                          ========   ========


---------------------------------------------------------------------------------------------
Condensed Statements of Operations                                 Year Ended December 31,
(Dollar amounts in thousands)                                     2004       2003       2002
---------------------------------------------------------------------------------------------

Income:
  Dividends from subsidiary                                     $1,192    $ 1,437    $ 1,373
  Investment income                                                758        202         56
                                                                -------   --------   --------
    Total income                                                 1,950      1,639      1,429
Expense:
  Noninterest expense                                               41         91         80
                                                                -------   --------   --------
    Total expense                                                   41         91         80
                                                                -------   --------   --------

  Income before income taxes and equity in undistributed
    operating results of subsidiary                              1,909      1,548      1,349
  Equity in undistributed net income of subsidiary                 831        966        901
                                                                -------   --------   --------
  Income before income taxes                                     2,740      2,514      2,250
  Income tax expense (benefit)                                     183         22         (7)
                                                                -------   --------   --------
Net income                                                      $2,557    $ 2,492    $ 2,257
                                                                =======   ========   ========



15.  Emclaire  Financial  Corp.  -  Condensed   Financial   Statements,   Parent
     Corporation Only (continued)

---------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows                                  Year ended December 31,
(Dollar amounts in thousands)                                       2004      2003      2002
---------------------------------------------------------------------------------------------

Operating activities:
  Net income                                                      $2,557    $2,492    $2,257
  Adjustments to reconcile net income to net cash provided
   by operating activities:
      Equity in undistributed operating results of subsidiary       (831)     (966)     (901)
      Other, net                                                  (1,332)    2,176        17
                                                                  -------   -------   -------
        Net cash provided by operating activities                    394     3,702     1,373
                                                                  -------   -------   -------

Investing activities:
      Purchases of securities                                       (131)     (748)        -
      Proceeds from the sale of available for sale securities        945       244         -
                                                                  -------   -------   -------
        Net cash provided by (used) in investing activities          814      (504)        -
                                                                  -------   -------   -------

Financing activities:
      Dividends paid                                              (1,192)   (1,437)   (1,373)
      Payments to acquire treasury stock                               -    (1,682)        -
                                                                  -------   -------   -------
        Net cash used in financing activities                     (1,192)   (3,119)   (1,373)
                                                                  -------   -------   -------

Increase in cash equivalents                                          16        79         -
Cash equivalents at beginning of period                               93        14        14
                                                                  -------   -------   -------

Cash equivalents at end of period                                 $  109    $   93    $   14
                                                                  =======   =======   =======



16.      Other Comprehensive Income (Loss)

       Other comprehensive income (loss) components and related taxes were as follows:

--------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                            2004      2003      2002
------------------------------------------------------------------------------  --------  --------

Unrealized holding gains (losses) on available-for-sale securities      $  90    $1,082    $1,041
Reclassification adjustment for gains later recognized in income         (701)     (170)        -
                                                                        ------   -------   -------

Net unrealized gains (losses)                                            (611)      912     1,038

Tax Effect                                                                207      (310)     (353)
                                                                        ------   -------   -------

Other comprehensive income (loss)                                       $(404)   $  602    $  685
                                                                        ======   =======   =======

17.    Other Noninterest Expenses

       The following summarizes the Corporation's other noninterest expenses for the years ended December 31:

----------------------------------------------------------------------
(Dollar amounts in thousands)                2004      2003      2002
----------------------------------------------------------------------

Telephone and data communications          $  327    $  228    $  287
Professional fees                             223       238       273
Customer bank card processing                 239       228       225
Pennsylvania shares and use taxes             202       159       189
Correspondent and courier fees                190       177       174
Postage and freight                           157       172       150
Marketing and advertising                     114       143       127
Printing and supplies                         147       154       122
Software amortization                         164        86       112
Travel, entertainment and conferences          84        98       102
Other                                         409       498       356
                                           -------   -------   -------
                                           $2,256    $2,181    $2,117
                                           =======   =======   =======



18.    Quarterly Financial Data (unaudited)

       The following is a summary of selected quarterly data for the years ended December 31:

------------------------------------------------------------------------------------------------------
                                                                  First    Second     Third    Fourth
(Dollar amounts in thousands, except share data)                 Quarter   Quarter   Quarter   Quarter
------------------------------------------------------------------------------------------------------

2004:
-----
   Interest income                                               $3,463    $3,418    $3,521    $3,551
   Interest expense                                               1,251     1,259     1,287     1,422
                                                                 -------   -------   -------   -------
   Net interest income                                            2,212     2,159     2,234     2,129
   Provision for loan losses                                         55        20        95       120
                                                                 -------   -------   -------   -------
   Net interest income after provision for loan losses            2,157     2,139     2,139     2,009
   Noninterest income (1)                                           480       521       576       958
   Noninterest expense                                            1,950     2,008     1,949     2,002
                                                                 -------   -------   -------   -------
   Income before income taxes                                       687       652       766       965
   Provision for income taxes                                       122       129        81       181
                                                                 -------   -------   -------   -------

   Net income                                                    $  565    $  523    $  685    $  784
                                                                 =======   =======   =======   =======

   Basic earnings per share                                      $ 0.45    $ 0.41    $ 0.54    $ 0.62
                                                                 =======   =======   =======   =======

2003:
-----
   Interest income                                               $3,544    $3,539    $3,534    $3,592
   Interest expense                                               1,217     1,207     1,227     1,250
                                                                 -------   -------   -------   -------
   Net interest income                                            2,327     2,332     2,307     2,342
   Provision for loan losses                                         75        75        75       105
                                                                 -------   -------   -------   -------
   Net interest income after provision for loan losses            2,252     2,257     2,232     2,237
   Noninterest income                                               383       469       467       466
   Noninterest expense                                            1,920     1,898     1,841     1,863
                                                                 -------   -------   -------   -------
   Income before income taxes                                       715       828       858       840
   Provision for income taxes                                       174       203       209       163
                                                                 -------   -------   -------   -------

   Net income                                                    $  541    $  625    $  649    $  677
                                                                 =======   =======   =======   =======

   Basic earnings per share                                      $ 0.41    $ 0.47    $ 0.51    $ 0.53
                                                                 =======   =======   =======   =======

(1) Noninterest income fluctuated upward during the fourth quarter 2004 as a result of gains on equity stocks.

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------------------------------




Board of Directors and Stockholders
Emclaire Financial Corp.
Emlenton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Emclaire Financial Corp. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

As disclosed in Note 6, during 2002 the Corporation adopted new accounting guidance for goodwill and intangible assets.


                                                /s/ Crowe Chizek and Company LLC
                                                --------------------------------
                                                    Crowe Chizek and Company LLC
Columbus, Ohio
March 10, 2005

Stock and Dividend Information
--------------------------------------------------------------------------------

Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "EMCF." The listed market makers for the Corporation's common stock include:


Arthurs, Lestrange & Co., Inc.     Ferris, Baker Watts, Inc.       Boenning and Scattergood        Parker Hunter, Inc.
Two Gateway Center                 100 Light Street                200 Bar Harbor Drive            600 Grant Street - Suite 3100
Pittsburgh, PA 15222               Baltimore, MD 21202             West Conshonhocken, PA 19428    Pittsburgh, PA 15219
Telephone:  (877) 282-1941         Telephone:  (800) 638-7411      Telephone:  (610) 862-5360      Telephone:  (412) 562-8000


Stock Price and Cash Dividend Information

The bid and ask price of the Corporation's common stock was $27.50 and $28.25, respectively, as of March 7, 2005. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation's common stock as well as cash dividends paid for the quarterly periods presented:

----------------------------------------------------------------------
                                    Market Price                Cash
                             High       Low      Close        Dividend
----------------------------------------------------------------------

2004:
-----
  Fourth quarter            $26.50    $25.50    $26.25          $0.25
  Third quarter              26.25     24.75     26.00           0.23
  Second quarter             26.25     24.50     26.00           0.23
  First quarter              26.50     25.60     26.40           0.23

2003:
-----
  Fourth quarter            $26.50    $25.25    $25.75          $0.48
  Third quarter              26.20     24.65     25.45           0.21
  Second quarter             27.60     25.75     26.20           0.21
  First quarter              27.60     21.50     27.60           0.21
----------------------------------------------------------------------

Number of Stockholders and Shares Outstanding

As of December 31, 2004, there were approximately 690 stockholders of record and 1,267,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

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
       Website: www.farmersnb.com

Subsidiary Bank

       The Farmers National Bank of Emlenton.

Annual Meeting

       The annual meeting of the Corporation's stockholders will be held at 11:00 a.m., on Wednesday, May 18, 2005, at the main office building in Emlenton, Pennsylvania 16373.

Stockholder and Investor Information

       Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Shelly L. Rhoades, Treasurer of Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373.

       In addition, other public filings of the Corporation, including the Annual Report on Form 10-K, can be obtained from the Securities and Exchange Commission's website at http://www.sec.gov.

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