Form 10-K, Exhibit 13
period 2005-12-31
EMCLAIRE FINANCIAL CORP
filed 2006-03-29
CIK 858800

EXHIBIT 13

    ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                            SELECTED CONSOLIDATED FINANCIAL DATA


(Dollar amounts in thousands, excpet share data)

                                                  ----------------------------------------------------------------------------
                                                                             AS OF DECEMBER 31,
FINANCIAL CONDITION DATA                              2005           2004             2003           2002             2001
-----------------------------                     ----------------------------------------------------------------------------
Total assets                                      $   275,517    $  273,380    $     262,512    $     238,577    $     216,717
Securities                                             56,304        63,362           49,162           48,748           38,755
Loans receivable, net                                 192,526       179,575          190,482          169,557          160,540
Deposits                                              230,503       232,874          217,110          204,425          189,470
Borrowed funds                                         19,500        15,000           20,700           10,000            5,000
Stockholders' equity                                   23,615        23,616           22,655           22,680           21,111
Stockholders' equity per common share             $     18.63    $    18.63    $       17.87    $       17.02    $       15.84
Tangible stockholders' equity
   per common share                               $     17.50    $    17.48    $       16.70    $       15.82    $       14.54

                                                  ----------------------------------------------------------------------------
                                                                       FOR THE YEAR ENDED DECEMBER 31,
OPERATIONS DATA                                      2005           2004             2003           2002             2001
-----------------------------                     ----------------------------------------------------------------------------
Interest income                                   $    14,877    $   13,953    $      14,209    $      14,653    $      14,589
Interest expense                                        5,573         5,219            4,901            5,161            6,097
                                                  -----------    ----------    -------------    -------------    -------------
Net interest income                                     9,304         8,734            9,308            9,492            8,492
Provision for loan losses                                 205           290              330              381              154
                                                  -----------    ----------    -------------    -------------    -------------
Net interest income after
   provision for loan losses                            9,099         8,444            8,978            9,111            8,338
Noninterest income                                      3,317         2,535            1,785            1,400            1,339
Noninterest expense                                     9,146         7,909            7,522            7,420            7,254
                                                  -----------    ----------    -------------    -------------    -------------
Income before income taxes                              3,270         3,070            3,241            3,091            2,423
Provision for income taxes                                697           513              749              834              718
                                                  -----------    ----------    -------------    -------------    -------------

Net income                                        $     2,573    $    2,557    $       2,492    $       2,257    $       1,705
                                                  ===========    ==========    =============    =============    =============

       Average common shares outstanding            1,267,835     1,267,835        1,301,714        1,332,835        1,332,835
       Basic earnings per share                   $      2.03    $     2.02    $        1.91    $        1.69    $        1.28
       Dividends per share (2)                    $      1.02    $     0.94    $        1.11    $        1.03    $        0.70

                                                  ----------------------------------------------------------------------------
                                                                    AS OF OR FOR THE YEAR ENDED DECEMBER 31,
OTHER DATA                                            2005           2004             2003           2002             2001
-----------------------------                     ----------------------------------------------------------------------------
PERFORMANCE RATIOS
       Return on average assets                          0.94%         0.96%            0.99%            0.99%            0.84%
       Return on average equity                         10.69%        11.08%           10.96%           10.21%            8.35%
       Yield on interest-earning assets (1)              6.00%         5.81%            6.28%            6.93%            7.69%
       Cost of interest-bearing liabilities              2.70%         2.57%            2.56%            2.99%            3.99%
       Cost of funds                                     2.24%         2.15%            2.16%            2.53%            3.35%
       Interest rate spread (1)                          3.30%         3.24%            3.72%            3.94%            3.70%
       Net interest margin (1)                           3.82%         3.71%            4.18%            4.54%            4.52%
       Efficiency ratio (1) (3)                         69.72%        67.11%           64.16%           64.98%           69.58%
       Noninterest expense to average assets             3.33%         2.96%            2.99%            3.25%            3.56%
       Interest-earning assets to average assets        92.82%        92.86%           92.69%           94.65%           94.42%
       Loans to deposits                                83.52%        77.11%           87.74%           82.94%           84.73%
       Dividend payout ratio (2)                        50.25%        46.61%           57.98%           60.95%           54.72%
ASSET QUALITY RATIOS
       Non-performing loans to total loans               0.75%         0.46%            0.69%            0.68%            0.78%
       Non-performing assets to total assets             0.57%         0.33%            0.52%            0.49%            0.58%
       Allowance for loan losses to total loans          0.96%         1.00%            0.92%            0.93%            0.90%
       Allowance for loan losses to
           non-performing loans                        128.72%       215.48%          133.71%          136.81%          117.59%
CAPITAL RATIOS
       Stockholders' equity to assets                    8.57%         8.64%            8.63%            9.51%            9.74%
       Tangible stockholders' equity to
           tangible assets                               8.09%         8.15%            8.11%            8.90%            9.01%
       Average equity to average assets                  8.75%         8.63%            9.02%            9.69%           10.02%

-----------------------------------------------------------------------------------------------------------------------------------

(1)  Interest income utilized in calculation is on a fully tax equivalent basis.
(2) Includes $.25 per share special cash dividends paid in December 2003 and December 2002.
(3) The efficiency ratio is calculated by dividing operating expenses (less intangible amortization) by net income (TE basis) and noninterest income. The efficiency ratio gives a measure of how effectively a bank is operating.

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

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)

CHANGES IN FINANCIAL CONDITION
------------------------------

Total assets increased $2.2 million or 1.0% to $275.6 million at December 31, 2005 from $273.4 million at December 31, 2004. This increase was primarily due to an increase in loans receivable of $13.0 million. Offsetting the net increase in loans were decreases in cash and cash equivalents and securities of $4.3 million and $7.1 million, respectively. Total liabilities increased $2.2 million or 1.0% due primarily to an increase in short-term borrowed funds of $4.5 million, offset by a decrease in deposits of $2.4 million or 1.0%. As discussed in further detail below, the increase in loans was primarily funded by the decreases in cash and securities and the increase in short-term borrowings.

CASH AND CASH EQUIVALENTS. Cash on hand and interest-earning deposits decreased a combined $4.2 million or 29.1% to $10.4 million at December 31, 2005 from $14.6 million at December 31, 2004. These accounts fluctuate depending on, among other factors, net operating results, deposits and withdrawals by customers, loan repayments and originations, maturities of securities, proceeds from borrowed funds and cash dividends to stockholders. The decrease in cash and cash equivalents was primarily used to fund loan originations.

SECURITIES. Securities decreased $7.1 million or 11.1% to $56.3 million at December 31, 2005 from $63.4 million at December 31, 2004 as a result of increased loan demand. This decrease resulted from security maturities, calls and sales totaling $10.0 million. Offsetting the net decrease in securities were security purchases totaling $4.9 million. Also contributing to the change in securities for the year was a decrease in the unrealized gain on available for sale securities. The funds available from the decrease in securities were primarily used to fund loan originations.

LOANS RECEIVABLE. Net loans receivable increased $13.0 million or 7.2% to $192.5 million at December 31, 2005 from $179.6 million at December 31, 2004. This increase can be attributed to increases in the Corporation's home equity loans and lines of credit, commercial mortgages and commercial business loans of $8.4 million, $4.4 million and $3.8 million, respectively. Offsetting this net increase in loans receivable were decreases in residential mortgages and consumer loans of $3.3 million and $361,000, respectively. The increase in commercial real estate loans and business loans was a result of the growth in the commercial real estate market, the lower interest rate environment and the continued focus by management on commercial lending. The increase in home equity loans was due primarily to loan campaigns put forth during the year and also the shift from residential first mortgage loans to home equity loans and lines of credit.

NON-PERFORMING ASSETS. Non-performing assets include non-accrual loans, real estate acquired through foreclosure (REO) and repossessions. Non-performing assets increased $647,000 or 71.0% to $1.6 million or 0.57% of total assets at December 31, 2005 from $911,000 or 0.33% of total assets at December 31, 2004. Non-performing assets consisted of non-performing loans, REO and repossessions of $1.5 million, $106,000, and $0, respectively, at December 31, 2005 and $840,000, $69,000 and $2,000, respectively, at December 31, 2004. The increase in non-performing assets was primarily contributed to one commercial loan customer who totaled $1.0 million or 64.0% of total non-performing assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


FEDERAL BANK STOCKS. Federal bank stocks were comprised of Federal Home Loan Bank stock and Federal Reserve Bank stock of $1.4 million and $333,000, respectively, at December 31, 2005. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.

BANK-OWNED LIFE INSURANCE (BOLI). BOLI is comprised of single premium life insurance policies of $4.0 million on 20 officers and employees of the Bank. During 2005, the value of the BOLI increased $175,000 or 3.9% to $4.6 million at December 31, 2005 from $4.4 million at December 31, 2004. This net increase was comprised of the appreciation of the cash surrender value of $191,000 offset by executive life insurance expense of $16,000.

PREMISES AND EQUIPMENT. Premises and equipment increased $445,000 or 7.8% to $6.1 million at December 31, 2005 from $5.7 million at December 31, 2004. The net increase resulted from capital expenditures of $1.3 million, offset by normal depreciation of fixed assets of $855,000. Contributing to the increase in capital expenditures was the purchase of property for a new branch location of $423,000 and the construction of a new drive-thru for the Brookville office of $330,000.

GOODWILL. Goodwill remained constant at $1.4 million at each year ended December 31, 2005 and 2004.

OTHER INTANGIBLES. Core deposit intangibles decreased $21,000 or 100.0% to $0 at December 31, 2005 from $21,000 at December 31, 2004 as a result of normal amortization during the year. Also during the year the customer intangible asset decreased $10,000 or 60.0% to $7,000 at December 31, 2005 from $17,000 at
December 31, 2004 as a result of normal amortization.

DEPOSITS. Total deposits decreased $2.4 million or 1.0% to $230.5 million at December 31, 2005 from $232.9 million at December 31, 2004. The decrease in customer deposits can be attributed to the decrease in interest-bearing demand deposits of $6.9 million or 8.6%. This decrease in interest-bearing demand deposits can primarily be attributed to the decrease in money market accounts of $5.4 million as a result of customers shifting their monies from FDIC-insured bank deposit products to mutual funds and other equity investments. For the year, noninterest-bearing demand and time deposits increased $3.5 million or 8.7% and $1.0 million or 1.0%, respectively.

BORROWED FUNDS. Borrowed funds, or advances from the FHLB, increased $4.5 million or 30.0% to $19.5 million at December 31, 2005 from $15.0 million at December 31, 2004. The increase in advances was the result of the increase in FHLB overnight borrowings of $4.5 million to fund loan originations.

ACCRUED INTEREST PAYABLE. Accrued interest payable increased $30,000 or 5.2% to $607,000 at December 31, 2005 from $577,000 at December 31, 2004 as a result of the increase in the cost of interest-bearing deposits.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)

CAPITAL RESOURCES
-----------------

Total stockholders' equity remained level at $23.6 million at December 31, 2005 and 2004. Contributing to stockholders' equity was net income of $2.6 million offset by dividends declared of $1.3 million and a decrease in accumulated other comprehensive income of $1.3 million. Returns on average equity and assets were 10.69% and 0.94%, respectively, for 2005.

The Corporation has maintained a strong capital position with an equity to assets ratio of 8.6% for both years ended December 31, 2005 and 2004. While continuing to sustain this strong capital position, stockholders received dividends of $1.3 million in 2005. Regular quarterly dividends increased $101,000 or 8.5% to $1.3 million in 2005 from $1.2 million in 2004. Stockholders have taken part in the Corporation's dividend reinvestment plan introduced during 2003 with 38% of registered stockholder accounts active in the plan at December 31, 2005 and 2004.

The Corporation's strong capital position supports its growth strategy while both protecting the interest of stockholders and depositors and ensuring that capital ratios are in compliance with regulatory minimum requirements. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2005, the Corporation and the Bank were in compliance with all regulatory capital requirements.

LIQUIDITY

The Corporation's primary sources of funds generally have been deposits obtained through the Bank's office network, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2005, the Corporation used its sources of funds primarily to fund loan commitments. As of December 31, 2005, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $17.1 million. The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank's ability to meet demands for customer withdrawals and the repayment of short-term borrowings. The Bank is currently in compliance with all liquidity policy limits.

At December 31, 2005, time deposits amounted to $112.4 million or 48.8% of the Corporation's total consolidated deposits, including approximately $45.7 million which are scheduled to mature within the next year. Management believes that the Corporation has adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a term borrowing capacity from the FHLB and, to a limited extent, through the sale of loans. At December 31, 2005, the Corporation's borrowing capacity with the FHLB, net of funds borrowed, was $107.2 million.

Management  is  not  aware  of  any   conditions,   including   any   regulatory
recommendations or requirements, which would adversely impact its liquidity or its ability to meet funding needs in the ordinary course of business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

CRITICAL ACCOUNTING POLICIES
----------------------------

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management currently views the determination of the allowance for loan losses as a critical accounting policy.

The allowance for loan losses provides for an estimate of probable losses in the loan portfolio. In determining the appropriate level of the allowance for loan loss, the loan portfolio is separated into risk-rated and homogeneous pools. Migration analysis/historical loss rates, adjusted for relevant trends, have been applied to these pools. Qualitative adjustments are then applied to the portfolio to allow for quality of lending policies and procedures, national and local economic and business conditions, changes in the nature and volume of the portfolio, experience, ability and depth of lending management, changes in the trends, volumes and severity of past due, non-accrual and classified loans and loss and recovery trends, quality of the Corporation's loan review system, concentrations of credit, and external factors. The methodology used to determine the adequacy of the Corporation's allowance for loan losses is comprehensive and meets regulatory and accounting industry standards for assessing the allowance, however it is still an estimate. Loan losses are charged against the allowance while recoveries of amounts previously charged-off are credited to the allowance. Loan loss provisions are charged against current earnings based on management's periodic evaluation and review of the factors indicated above.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)

CHANGES IN RESULTS OF OPERATIONS
--------------------------------
The Corporation reported net income of $2.6 million, $2.6 million and $2.5 million in 2005, 2004 and 2003, respectively. The following "Average Balance Sheet and Yield/Rate Analysis" and "Analysis of Changes in Net Interest Income" tables should be utilized in conjunction with the discussion of net interest income.

AVERAGE BALANCE SHEET AND YIELD/RATE ANALYSIS. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis.

---------------------------------------------------------------------------------------------------------------------------------
                                                                          Year ended December 31,
                                                         2005                         2004                         2003
                                            ----------------------------- ---------------------------  --------------------------
                                            Average                Yield/ Average              Yield/  Average              Yield/
(Dollar amounts in thousands)               Balance    Interest    Rate   Balance    Interest  Rate    Balance    Interest  Rate
---------------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING ASSETS:
    Loans, taxable                          $181,109   $12,011     6.63%  $178,998   $11,414   6.38%   $171,953   $11,859   6.90%
    Loans, tax-exempt                          7,052       454     6.44%     7,376       478   6.48%      6,077       271   4.46%
                                            --------   -------            --------   -------           --------   -------
          Total loans receivable             188,161    12,465     6.62%   186,374    11,892   6.38%    178,030    12,130   6.81%
                                            --------   -------            --------   -------           --------   -------
    Securities, taxable                       47,075     1,714     3.64%    40,245     1,396   3.47%     35,635     1,391   3.90%
    Securities, tax-exempt                    15,468     1,012     6.54%    15,398     1,014   6.58%     16,070     1,066   6.63%
                                            --------   -------            --------   -------           --------   -------
          Total securities                    62,543     2,726     4.36%    55,643     2,410   4.33%     51,705     2,457   4.75%
                                            --------   -------            --------   -------           --------   -------
    Interest-earning deposits
          with banks                           2,978        81     2.72%     4,405        71   1.61%      1,996        25   1.25%
    Federal bank stocks                        1,633        58     3.55%     1,753        42   2.40%      1,749        48   2.74%
                                            --------   -------            --------   -------           --------   -------
          Total interest-earning
                cash equivalents               4,611       139     3.01%     6,158       113   1.84%      3,745        73   1.95%
                                            --------   -------            --------   -------           --------   -------
    TOTAL INTEREST-EARNING ASSETS            255,315    15,330     6.00%   248,175    14,415   5.81%    233,480    14,660   6.28%

          Cash and due from banks              7,399                         7,175                        6,066
          Other noninterest-earning
                assets                        12,340                        11,913                       12,355
                                            --------                      --------                     --------
          Total Assets                      $275,054                      $267,263                     $251,901
                                            ========                      ========                     ========
INTEREST-BEARING LIABILITIES:
    Interest-bearing demand deposits        $ 79,063   $   570     0.72%  $ 77,421   $   457   0.59%   $ 77,058     $ 596   0.77%
    Time deposits                            110,829     4,324     3.90%   110,456     4,129   3.74%     99,562     3,775   3.79%
                                            --------   -------            --------   -------           --------   -------
          Total interest-bearing deposits    189,892     4,894     2.58%   187,877     4,586   2.44%    176,620     4,371   2.47%
                                            --------   -------            --------   -------           --------   -------
    Borrowed funds, short-term                 1,199        50     4.17%       504         3   0.60%      2,032        23   0.00%
    Borrowed funds, long-term                 15,000       629     4.19%    15,000       630   4.20%     12,692       507   3.99%
                                            --------   -------            --------   -------           --------   -------
          Total borrowed funds                16,199       679     4.19%    15,504       633   4.08%     14,724       530   3.60%
                                            --------   -------            --------   -------           --------   -------
    TOTAL INTEREST-BEARING LIABILITIES       206,091     5,573     2.70%   203,381     5,219   2.57%    191,344     4,901   2.56%

          Noninterest-bearing
                demand deposits               42,450         -         -    38,800         -       -     35,970         -       -
                                            --------   -------            --------   -------           --------   -------
          FUNDING AND COST OF FUNDS          248,541     5,573     2.24%   242,181     5,219   2.15%    227,314     4,901   2.16%

          Other noninterest-bearing
                liabilities                    2,452                         2,005                        1,856
                                            --------                      --------                     --------
          Total Liabilities                  250,993                       244,186                      229,170

          Stockholders' Equity                24,061                        23,077                       22,731
                                            --------                      --------                     --------
          Total Liabilities and
                Stockholders' Equity        $275,054                      $267,263                     $251,901
                                            ========   -------            ========   -------           ========   -------
NET INTEREST INCOME                                    $ 9,757                       $ 9,196                      $ 9,759
                                                       =======                       =======                      =======
INTEREST RATE SPREAD (difference between
    weighted average rate on
    interest-earning
    assets and interest-bearing
    liabilities)                                                   3.30%                       3.24%                        3.72%

NET INTEREST MARGIN (net interest
    income as a percentage of average
    interest-earning assets)                                       3.82%                       3.71%                        4.18%

----------------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


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


-----------------------------------------------------------------------------------------------------------
                                                  2005 versus 2004                 2004 versue 2003

                                             Increase (decrease) due to       Increase (decrease) due to
                                            ----------------------------    -------------------------------
(Dollar amounts in thousands)               Volume     Rate       Total     Volume     Rate          Total
-----------------------------------------------------------------------------------------------------------
Interest income:
   Loans                                     $ 115       $458      $573      $553      $  (791)      $(238)
   Securities                                  300         16       316       179         (226)        (47)
   Interest-earning deposits with banks        (28)        38        10        37            9          46
   Federal bank stocks                          (3)        19        16       --            (6)         (6)
                                             -----       ----      ----      ----      -------       -----

   Total interest-earning assets               384        531       915       769       (1,014)       (245)
                                             -----       ----      ----      ----      -------       -----
Interest expense:
   Deposits                                     50        258       308       275          (60)        215
   Borrowed funds                               29         17        46        29           74         103
                                             -----       ----      ----      ----      -------       -----
   Total interest-bearing liabilities           79        275       354       304           14         318
                                             -----       ----      ----      ----      -------       -----
Net interest income                          $ 305       $256      $561      $465      $(1,028)      $(563)
                                             =====       ====      ====      ====      =======       =====

2005 RESULTS COMPARED TO 2004 RESULTS

The Corporation reported net income of $2.57 million and $2.56 million for 2005 and 2004, respectively. The $16,000 or 1.0% increase in net income can be attributed to increases in net interest income and noninterest income of $570,000 and $782,000, respectively, and a decrease in the provision for loan losses of $85,000, offset by increases in noninterest expenses and the provision for income taxes of $1.2 million and $184,000, respectively.

NET INTEREST INCOME. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities and changes in the level of interest rates. Tax equivalent net interest income increased $561,000 or 6.1% to $9.8 million for 2005, compared to $9.2 million for 2004. This increase in net interest income can be attributed to an increase in tax equivalent interest income of $915,000 offset by an increase in interest expense of $354,000.

INTEREST INCOME. Tax equivalent interest income increased $915,000 or 6.4% to $15.3 million for 2005, compared to $14.4 million for 2004. This increase can be attributed primarily to increases in interest earned on loans and securities of $573,000 and $316,000, respectively.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)


Tax equivalent interest earned on loans receivable increased $573,000 or 4.8% to $12.5 million for 2005, compared to $11.9 million for 2004. During that time, average loans receivable increased $1.8 million or 1.0%, accounting for $115,000 in additional loan interest income. This volume increase was accompanied by an increase of $458,000 related to the 24 basis point increase in the average interest rate earned on the loan portfolio. The increase in the average balance of loans was primarily due to increased originations of home equity loans and lines of credit, commercial mortgages and commercial business loans while the increases in the average yield primarily reflects the recent upward movement in short-term market interest rates.

Tax equivalent interest earned on securities increased $316,000 or 13.1% to $2.7 million for 2005, compared to $2.4 million for 2004 primarily due to an increase in the average volume. The average volume of these assets increased $6.9 million or 12.4% as a result of the deployment of funds from deposit growth, in excess of loan demand, into short-term commercial paper, U.S. Government agency and related entities, mortgage-backed and equity securities.

Interest earned on interest-earning deposits with banks, including federal funds sold, increased $10,000 or 14.1% to $81,000 for 2005, compared to $71,000 for 2004. The average rate of interest-earning deposits increased 111 basis points during 2005 resulting in an increase in interest income of $38,000. Interest rates earned on interest-earning deposit accounts are influenced by the Federal Reserve Board (FRB) and generally fluctuate with changes in the discount rate. During 2005, the FRB raised the discount rate 200 basis points to 4.25% at December 31, 2005 from 2.25% at December 31, 2004. The average volume of these assets decreased $1.4 million or 32.4% as a result of investing excess funds into increased loan production and a decline in deposits.

Interest earned on federal bank stocks increased $16,000 or 38.1% to $58,000 for 2005, compared to $42,000 for 2004. The average rate of federal bank stocks increased 115 basis points during 2005 resulting in an increase in interest income of $19,000. The average volume of these assets decreased $120,000 or 6.8% during 2005 resulting in a decrease of interest income of $3,000.

INTEREST EXPENSE. Interest expense increased $354,000 or 6.8% to $5.6 million for 2005, compared to $5.2 million for 2004. This increase in interest expense can be attributed to increases in interest incurred on deposits and borrowed funds of $308,000 and $46,000, respectively.

Deposit interest expense increased $308,000 or 6.7% to $4.9 million for 2005, compared to $4.6 million for 2004. This increase in interest expense can be attributed to the increase in average interest-bearing deposits of $2.0 million or 1.1% between 2005 and 2004 resulting in additional interest expense of $50,000. Contributing to the volume variance was a 14 basis point increase in the average cost of interest-bearing deposits to 2.58% for 2005 versus 2.44% for 2004 resulting in an increase in expense due to rate of $258,000. The increase in the average balance of deposits was primarily due to the general fluctuation in transactional demand deposit accounts while the increase in the average cost was due to the recent upward movement in short-term market interest rates.

Interest expense on borrowed funds increased $46,000 or 7.3% to $679,000 for 2005, compared to $633,000 for 2004. This increase was a result of the increase in the average balance of borrowed funds of $695,000 or 4.5% to $16.2 million in 2005 from $15.5 million in 2004 resulting in additional interest expense of $29,000. In addition to the volume increase, the average rate on borrowed funds increased 11 basis points to 4.19% for 2005 versus 4.08% for 2004 resulting in an increase in interest expense due to rate of $17,000. The increase in the average balance and rate of borrowed funds was primarily a result of the Federal Home Loan Bank short-term borrowings incurred throughout 2005 primarily to fund loan demand and the outflow in deposits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


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

The provision for loan losses decreased $85,000 or 29.3% to $205,000 for 2005, compared to $290,000 for 2004. The Corporation's allowance for loan losses amounted to $1.9 million or 0.96% of the Corporation's total loan portfolio at December 31, 2005, compared to $1.8 million or 1.00% at December 31, 2004. The allowance for loan losses as a percentage of non-performing loans at December 31, 2005 and 2004 was 128.72% and 215.48%, respectively. The decrease in the provision for loan losses from 2004 to 2005 was primarily due to the decrease of charge-offs and also qualitative factors such as local economics, portfolio mix and trends.

NONINTEREST INCOME. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, such as fees on depository accounts, general transaction and service fees, security and loan gains and losses and earnings on BOLI. Noninterest income increased $782,000 or 30.8% to $3.3 million for 2005, compared to $2.5 million for 2004. This can be attributed to increases in fees and service charges, commissions on financial services, gains on securities and other noninterest income of $298,000, $342,000, $156,000 and $19,000, respectively. Offsetting this increase were decreases in gains on the sale of loans and earnings on BOLI of $32,000 and $1,000, respectively.

Earnings on fees and service charges increased $298,000 or 26.6% to $1.4 million for 2005, compared to $1.1 million for 2004. This increase was primarily the result of the addition of the Overdraft Privilege Program to our existing product and service line during April 2005. During the year, the Corporation realized an increase in overdraft charges of $307,000 to $1.2 million for the year ended December 31, 2005 compared to $889,000 for the year ended December 31, 2004.

During July 2004, the Corporation entered into an agreement with Blue Vase Securities, LLC to provide investment advisory services to our customers, and operates as Farmers Financial Services. Blue Vase Securities, LLC is a nation-wide, full-service, independent broker/dealer that offers various services such as investments, insurances, wealth management, advisory services, estate and retirement planning and account consolidation. This partnership has enabled us to provide our customers with financial solutions that extend outside the Bank's ordinary deposit products and services. The Corporation earns commissions from providing this service and recognized an increase of $342,000 in commissions to $437,000 for the year ended December 31, 2005 compared to $95,000 in 2004.

In 2004, management elected to sell its student loan portfolio based on the low interest rate environment and the higher expense associated with the servicing of these loans. The final sale of this portfolio occurred in 2005. Gains on the sale of loans decreased $32,000 or 86.5% to $5,000 for the year ended December 31, 2005 compared to $37,000 for the year ended December 31, 2004.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)

In 2003, management began to diversify its security portfolio with an emphasis on marketable equity securities of community banks with growth potential, increasing dividend yields and the potential to diversify the Corporation's business. In 2005, management continued to realize gains on the diversification of the security portfolio. The first investment contributed $628,000 to gains on securities as management elected to divest this investment into other community bank stocks and other funding needs. The second investment, which was an involuntary transaction that resulted from the sale of the community bank, contributed $198,000 to gains on securities. The Bank also realized gains on securities from the sale of investments of Fannie Mae and Freddie MAC of $31,000.

Other noninterest income increased $19,000 or 4.9% to $407,000 for 2005, compared to $388,000 for 2004. Other noninterest income consists primarily of miscellaneous customer fees for ATM and debit card privileges, wire transfer fees, commissions on insurance and gains on the sale of foreclosed assets.

NONINTEREST EXPENSE. Noninterest expense increased $1.2 million or 15.6% to $9.1 million for 2005, compared to $7.9 million for 2004. This increase in noninterest expense is comprised of increases in compensation and employee benefits, premises and equipment expenses and other noninterest expenses of $712,000, $225,000 and $305,000, respectively, offset by the reduction in intangible amortization expense of $5,000.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $712,000 or 16.2%. Normal annual salary and wage adjustments, increased health insurance and pension costs, higher director's fees, and commissions paid to the financial services representative were the major components of this increase. Also contributing to the increase was the addition of a new commercial lender, compliance officer, financial services assistant, trainer and credit analyst. Partially offsetting this increase was an increase in standard loan costs deferred associated with personnel as a result of increased loan production.

Premises and equipment expense increased $225,000 or 16.2% primarily as a result of a change in the estimated useful life of an asset which was replaced during the fourth quarter of 2005 and resulted in additional depreciation expense of $108,000. Also contributing to the increase in premises and equipment expenses were increases in repairs and maintenance, utilities resulting from higher energy costs experienced during the year and maintenance service contracts incurred as a result of new technology.

Other noninterest expense increased $305,000 or 14.6% primarily as a result of increased professional fees, travel and entertainment, loan expenses, collection costs, bad checks and other losses, expenses associated with the overdraft privilege program and losses associated with reconciling items related to a correspondent bank relationship. During 2005, the introduction of the overdraft privilege program to our product and service line accounted for $47,000 of the increase in other noninterest expenses. Also contributing to this increase was the write-off of amounts related to a correspondent bank reconciliation of $203,000 resulting from the inefficiencies related to consolidation of their offices as well as variances resulting from the Bank's technology conversions late in 2004.

Provision for income taxes increased $184,000 or 35.9% to $697,000 for 2005, compared to $513,000 for 2004. Contributing to this change was the increase in the effective tax rate to 21.3% for 2005 from 16.7% for 2004. During 2004 the Corporation generated tax credits and reduced federal income tax expense primarily as a result of the historical renovations to our headquarters located in Emlenton, Pennsylvania.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)


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

NET INTEREST INCOME. The primary source of the Corporation's revenue is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest bearing liabilities and changes in the level of interest rates. Tax equivalent net interest income decreased $564,000 or 5.8% to $9.2 million for 2004, compared to $9.8 million for 2003. This decrease in net interest income can be attributed to a decrease in tax equivalent interest income of $245,000 and a increase in interest expense of $319,000.

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

Interest earned on interest-earning deposit accounts, including federal funds sold, increased $40,000 or 54.8% to $113,000 for 2004, compared to $73,000 for 2003. The average volume of these assets increased $2.4 million or 64.4% as a result of excess funds resulting from lower loan production and growth in deposits, accounting for $37,000 of the increase in interest income. The average rate of interest-earning deposits decreased 11 basis points during 2004 resulting in a decrease in interest income of $3,000. Interest rates earned on interest-earning deposit accounts are influenced by the FRB and generally fluctuate with changes in the discount rate. During 2004, the FRB raised the discount rate 125 basis points to 3.25% at December 31, 2004 from 2.00% at December 31, 2003.

INTEREST EXPENSE. Interest expense increased $319,000 or 6.5% to $5.2 million for 2004, compared to $4.9 million for 2003. This increase in interest expense can be attributed to increases in interest incurred on deposits and borrowed funds of $216,000 and $103,000, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

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

The provision for loan losses decreased $40,000 or 12.1% to $290,000 for 2004, compared to $330,000 for 2003. The Corporation's allowance for loan losses amounted to $1.8 million or 1.00% of the Corporation's total loan portfolio at December 31, 2004, compared to $1.8 million or 0.92% at December 31, 2003. The allowance for loan losses as a percentage of non-performing loans at December 31, 2004 and 2003 was 215.48% and 133.71%, respectively. The decrease in the provision for loan losses from 2004 to 2003 was primarily due to the decreases in loans receivable and non-performing loans of $10.5 million and $489,000, respectively.

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

Earnings on fees and service charges increased $88,000 or 8.5% to $1.1 million for 2004, compared to $1.0 million for 2003. This increase was primarily the result of management electing to increase the non-sufficient funds fee early in 2004.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)

During 2004, the Corporation entered into an agreement with Blue Vase Securities, LLC to provide investment advisory services to our customers, and operates as Farmers Financial Services. Blue Vase Securities, LLC is a nation-wide, full-service, independent broker/dealer that offers various services such as investments, insurances, wealth management, advisory services, estate and retirement planning and account consolidation. This partnership has enabled the Corporation to provide our customers with financial solutions that extend outside the Bank's ordinary deposit products and services. The Corporation earns commissions from providing this service and recognized $95,000 in 2004.

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

The earnings on BOLI decreased $41,000 or 17.6% to $192,000 for 2004, compared to $233,000 for 2003. Lower interest rates earned on bank-owned life insurance contributed to this decrease in earnings between 2004 and 2003.

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

The largest component of noninterest expense is compensation and employee benefits. This expense increased $219,000 or 5.2%. Normal annual salary and wage adjustments, increased health insurance costs, higher director's fees, and commissions paid to the financial services representative were the major components of this increase. Also contributing to the increase was the addition of a new compliance officer and credit analyst. Partially offsetting this increase was a reduction in pension costs, employee training expenses, incentive accruals and a decrease in standard loan costs deferred associated with personnel as a result of lower loan production.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)

Premises and equipment expense increased $172,000 or 16.4% primarily as a result of additional depreciation on certain data processing equipment placed in service in the first quarter 2004 and the depreciation related to the renovations incurred at the headquarter office in Emlenton during 2003.

Intangible amortization expense decreased $79,000 or 68.7% as a result of the cessation of intangible amortization expense on three branches previously acquired which have been fully amortized. Offsetting this decrease was the increase in intangible amortization expense of $3,000 related to the customer relationship intangible asset recognized in 2004. The customer relationship intangible asset will be amortized over two years.

Other noninterest expense increased $75,000 or 3.4% primarily as a result of increased telephone costs, Pennsylvania shares and use taxes and software amortization. Other noninterest expenses consists primarily of loan servicing costs, credit bureau and loan expenses, contributions, bad checks and other losses and other miscellaneous operating expenses. Partially offsetting this increase in other noninterest expenses were decreases in professional fees, postage and freight, advertising and other noninterest expenses.

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

The Corporation's Board of Directors has established a Finance Committee, consisting of four outside directors, the President and Chief Executive Officer and the Principal Financial and Accounting Officer, to monitor market risk, including primarily interest rate risk. This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset and liability management policies established by the Corporation.

In order to minimize the potential for adverse affects of material and prolonged changes in interest rates on the Corporation's results of operations, the Corporation's management has implemented and continues to monitor asset and liability management policies to better match the maturities and repricing terms of the Corporation's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (i) originating adjustable-rate mortgage loans; (ii) originating short-term secured commercial loans with the rate on the loan tied to the prime rate or reset features in which the rate changes at determined intervals; (iii) emphasizing investment in shorter-term (15 years or less) investment securities; (iv) selling longer-term (30 year) fixed-rate residential mortgage loans in the secondary market; (v) maintaining a high level of liquid assets (including securities classified as available for sale) that can be readily reinvested in higher yielding investments should interest rates rise; (vi) emphasizing the retention of lower-costing savings accounts and other core deposits; and (vii) lengthening liabilities and locking in lower borrowing rates with longer terms whenever possible.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)



MARKET RISK MANAGEMENT (CONTINUED).
----------------------

INTEREST RATE SENSITIVITY GAP ANALYSIS.

The implementation of asset and liability initiatives and strategies and compliance with related policies, combined with other external factors, such as demand for the Corporation's products and economic and interest rate environments in general, has resulted in the Corporation maintaining a one-year cumulative interest rate sensitivity gap ranging between a positive and negative 20% of total assets. The one-year interest rate sensitivity gap is identified as the difference between the Corporation's interest-earning assets that are scheduled to mature or reprice within one-year and its interest-bearing liabilities that are scheduled to mature or reprice within one-year.

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

Based on certain assumptions provided by a federal regulatory agency, which management believes most accurately represents the sensitivity of the Corporation's assets and liabilities to interest rate changes, at December 31, 2005, the Corporation's interest-earning assets maturing or repricing within one-year totaled $67.2 million while the Corporation's interest-bearing liabilities maturing or repricing within one-year totaled $83.1 million, providing an excess of interest-bearing liabilities over interest-earning assets of $15.9 million or a negative 5.8% of total assets. At December 31, 2005, the percentage of the Corporation's assets to liabilities maturing or repricing within one-year was 80.9%.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2005 which are expected to mature, prepay or reprice in each of the future time periods presented:

------------------------------------------------------------------------------------------------------------------------------
                                                  Due in       Due within     Due within    Due within   Due in
                                                  six months   six months       one to      three to       over
(Dollar amounts in thousands)                     or less      to one year    three years   five years   five years  Total
------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                     $ 45,861      $   21,378     $ 77,516     $ 48,098    $ 56,157    $249,010

Total interest-bearing liabilities                  45,915          37,183       56,277       21,502      89,137     250,014
                                                  ---------     ----------     --------     --------    --------    --------
Maturity or repricing gap during the period       $    (54)     $  (15,805)    $ 21,239     $ 26,596    $(32,980)   $ (1,004)
                                                  =========     ==========     ========     ========    ========    ========
Cumulative gap                                    $    (54)     $  (15,859)    $  5,380     $ 31,976    $ (1,004)
                                                  =========     ==========     ========     ========    ========
Ratio of gap during the period to total assets      (0.02%)         (5.74%)       7.71%        9.65%     (11.97%)
                                                  =========     ==========     ========     ========    ========
Ratio of cumulative gap to total assets             (0.02%)         (5.76%)       1.95%       11.61%      (0.36%)
                                                  =========     ==========     ========     ========    ========
Total assets                                                                                                        $275,517
                                                                                                                    ========

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)



INTEREST RATE SENSITIVITY GAP ANALYSIS (CONTINUED)
--------------------------------------

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

          PORTFOLIO EQUITY SIMULATION. Portfolio equity is the net present value of the Corporation's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 20% of stockholders' equity.

These guidelines take into consideration the current interest rate environment, the Corporation's financial asset and financial liability product mix and characteristics and liquidity sources among other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(CONTINUED)

INTEREST RATE SENSITIVITY SIMULATION ANALYSIS (CONTINUED).
---------------------------------------------

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or a 100 basis point or 200 basis point downward shift of market interest rates on net interest income for the years ended December 31, 2005 and 2004, respectively. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2005 remained constant. The impact of the market rate movements on net interest income was developed by simulating the effects of rates changing gradually during a one-year period from the December 31, 2005 levels for net interest income.

----------------------------------------------------------------------------------------------------------------------
                                                              Increase                            Decrease
                                                  ---------------------------------   --------------------------------
                                                        +100                  +200        -100                  -200
                                                          BP                    BP          BP                    BP
----------------------------------------------------------------------------------------------------------------------
2005 Net interest income - increase (decrease)          0.40%                (0.53%)     (1.45%)               (4.75%)

2004 Net interest income - increase (decrease)          0.46%                (1.12%)     (4.95%)              (11.75%)
----------------------------------------------------------------------------------------------------------------------

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

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                                                     (CONTINUED)


RECENT ACCOUNTING PRONOUNCEMENTS AND STANDARDS
----------------------------------------------

In March 2004, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In November 2005, the FASB approved the issuance of FASB Staff Position (FSP) FAS No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. For the Corporation the effective date will be the first quarter of fiscal year 2006.

In June 2005, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). This guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are reasonably assured at the date of the business combination or purchase. This guidance is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this accounting principle did not have a significant impact on our financial position or results of operations.

In May 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections.". The Statement requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable. SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS 154 replaces APB Opinion 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management currently believes that adoption of the provisions of SFAS 154 will not have a material impact on the Corporation's consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


(Dollar amounts in thousands, except share data)
-------------------------------------------------------------------------------------------------------------------
                                                                                         December 31,
-------------------------------------------------------------------------------------------------------------------
                                                                             2005                            2004
-------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                                   $   9,399                      $   7,769
Interest-earning deposits with banks                                            968                          6,855
-------------------------------------------------------------------------------------------------------------------
        Total cash and cash equivalents                                      10,367                         14,624
-------------------------------------------------------------------------------------------------------------------
Securities:
        Available for sale, at fair value                                    56,289                         63,346
        Held to maturity; fair value of $14 and $16                              15                             16
-------------------------------------------------------------------------------------------------------------------
              Total securities                                               56,304                         63,362
-------------------------------------------------------------------------------------------------------------------
Loans held for sale                                                               -                            386
Loans receivable, net of allowance for loan losses of $1,869 and $1,810     192,526                        179,575
Federal bank stocks, at cost                                                  1,773                          1,731
Bank-owned life insurance                                                     4,623                          4,448
Accrued interest receivable                                                   1,271                          1,203
Premises and equipment, net                                                   6,123                          5,678
Goodwill                                                                      1,422                          1,422
Other intangibles                                                                 7                             38
Prepaid expenses and other assets                                             1,101                            913
-------------------------------------------------------------------------------------------------------------------
              TOTAL ASSETS                                                $ 275,517                      $ 273,380
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
        Noninterest-bearing                                               $  44,044                       $ 40,511
        Interest-bearing                                                    186,459                        192,363
-------------------------------------------------------------------------------------------------------------------
              Total deposits                                                230,503                        232,874
-------------------------------------------------------------------------------------------------------------------
Borrowed funds
        Short-term                                                            4,500                              -
        Long-term                                                            15,000                         15,000
-------------------------------------------------------------------------------------------------------------------
              Total borrowed funds                                           19,500                         15,000
-------------------------------------------------------------------------------------------------------------------
Accrued interest payable                                                        607                            577
Accrued expenses and other liabilities                                        1,292                          1,313
-------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES                                             251,902                        249,764
-------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock, $1.00 par value, 3,000,000 shares authorized; none issued        -                              -
Common stock, $1.25 par value, 12,000,000 shares authorized;
              1,395,852 shares issued, 1,267,835 shares outstanding           1,745                          1,745
Additional paid-in capital                                                   10,871                         10,871
Treasury stock, at cost; 128,017 shares                                      (2,653)                        (2,653)
Retained earnings                                                            13,678                         12,398
Accumulated other comprehensive (loss) income                                   (26)                         1,255
-------------------------------------------------------------------------------------------------------------------
              TOTAL STOCKHOLDERS' EQUITY                                     23,615                         23,616
-------------------------------------------------------------------------------------------------------------------
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 275,517                      $ 273,380
-------------------------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

                                               CONSOLIDATED STATEMENTS OF INCOME


(Dollar amounts in thousands, except share data)

                                                                       Year ended December 31,
------------------------------------------------------------------------------------------------------
                                                                    2005            2004       2003
------------------------------------------------------------------------------------------------------
Interest and dividend income
        Loans receivable, including fees                  $   12,325      $   11,744      $   12,009
        Securities:
              Taxable                                          1,714           1,396           1,391
              Exempt from federal income tax                     699             700             736
        Federal bank stocks                                       58              42              48
        Deposits with banks                                       81              71              25
------------------------------------------------------------------------------------------------------
              Total interest and dividend income              14,877          13,953          14,209
------------------------------------------------------------------------------------------------------
Interest expense
        Deposits                                               4,894           4,586           4,371
        Short-term borrowed funds                                 50               3              23
        Long-term borrowed funds                                 629             630             507
------------------------------------------------------------------------------------------------------
              Total interest expense                           5,573           5,219           4,901
------------------------------------------------------------------------------------------------------
Net interest income                                            9,304           8,734           9,308
        Provision for loan losses                                205             290             330
------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses            9,099           8,444           8,978
------------------------------------------------------------------------------------------------------
Noninterest income
        Fees and service charges                               1,420           1,122           1,034
        Commissions on financial services                        437              95            --
        Gain on the sale of loans                                  5              37              47
        Gains on securities                                      857             701             170
        Earnings on bank-owned life insurance (BOLI)             191             192             233
        Other                                                    407             388             301
------------------------------------------------------------------------------------------------------
              Total noninterest income                         3,317           2,535           1,785
------------------------------------------------------------------------------------------------------
Noninterest expense
        Compensation and employee benefits                     5,107           4,395           4,176
        Premises and equipment                                 1,611           1,386           1,136
        Intangible amortization expense                           31              36             115
        Other                                                  2,397           2,092           2,095
------------------------------------------------------------------------------------------------------
              Total noninterest expense                        9,146           7,909           7,522
------------------------------------------------------------------------------------------------------
Income before provision for income taxes                       3,270           3,070           3,241
        Provision for income taxes                               697             513             749
------------------------------------------------------------------------------------------------------
Net income                                                $    2,573      $    2,557      $    2,492
------------------------------------------------------------------------------------------------------
Basic earnings per share                                  $     2.03      $     2.02      $     1.91

Average common shares outstanding                          1,267,835       1,267,835       1,301,714




See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY




(Dollar amounts in thousands, except share data)

                                                                                                     Accumulated
                                                             Additional                                 Other            Total
                                                   Common     Paid-in      Treasury    Retained      Comprehensive   Stockholders'
                                                   Stock      Capital        Stock     Earnings      Income (Loss)      Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2003                          $ 1,745  $ 10,871       $  (971)    $ 9,978            $ 1,057       $ 22,680
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
      Net income                                                                          2,492                             2,492
      Change in net unrealized gain on
          securities available for sale, net of
          taxes of $310                                                                                        602            602
                                                                                                                         --------
Comprehensive income                                                                                                        3,094
Purchase of treasury stock, 65,000 Shares                                    (1,682)                                       (1,682)
Dividends declared, $1.11 per share                                                      (1,437)                           (1,437)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                          1,745    10,871        (2,653)     11,033              1,659         22,655
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
      Net income                                                                          2,557                             2,557
      Change in net unrealized gain on
          securities available for sale, net of
          taxes of ($207)                                                                                     (404)          (404)
                                                                                                                         --------
Comprehensive income                                                                                                        2,153
Dividends declared, $0.94 per share                                                      (1,192)                           (1,192)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                          1,745   10,871         (2,653)     12,398              1,255         23,616
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
      Net income                                                                          2,573                             2,573
      Change in net unrealized gain on
          securities available for sale, net of
          taxes of ($660)                                                                                   (1,281)        (1,281)
                                                                                                                         --------
Comprehensive income                                                                                                        1,292
Dividends declared, $1.02 per share                                                      (1,293)                           (1,293)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                        $ 1,745  $ 10,871       $(2,653)    $13,678            $   (26)      $ 23,615
---------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands, except share data)

                                                                                               Year ended December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                         2005          2004            2003
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                                             $  2,573       $  2,557       $  2,492
Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization of premises and equipment                              855            703            490
       Provision for loan losses                                                            205            290            330
       Amortization of premiums and accretion of discounts, net                              94            223            253
       Amortization of intangible assets and mortgage servicing rights                       37             36            115
       Gains on securities                                                                 (857)          (701)          (170)
       Gain on sale of loans                                                                 (5)           (37)           (47)
       Loans originated for sale                                                           (155)          --           (1,989)
       Proceeds from sales of loans held for sale                                           546          3,541          2,036
       Earnings on bank-owned life insurance, net                                          (175)          (176)          (218)
       (Increase) decrease in accrued interest receivable                                   (68)            67             55
       (Increase) decrease in prepaid expenses and other assets                             572             (6)          (642)
       Increase in accrued interest payable                                                  30            100             10
       Increase (decrease) in accrued expenses and other liabilities                        (21)          (421)           479
--------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                                     3,631          6,176          3,194
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
Loan originations and principal collections, net                                        (13,286)         6,628        (21,344)
Available for sale securities:
            Sales                                                                         1,646            945            647
            Maturities, prepayments and calls                                             8,809         13,299         36,369
            Purchases                                                                    (4,552)       (28,549)       (36,524)
Held to maturity securities:
            Maturities, prepayments and calls                                                 1              1             12
Redemptions of federal bank stocks                                                        1,068            737            658
Purchases of federal bank stocks                                                         (1,110)          (486)        (1,342)
Purchase of customer relationship intangible                                               --              (20)          --
Purchases of premises and equipment                                                      (1,300)          (682)        (1,949)
--------------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                                        (8,724)        (8,127)       (23,473)
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
Net (decrease) increase in deposits                                                      (2,371)        15,764         12,685
Borrowings from the FHLB                                                                   --             --           10,700
Increase (decrease) of overnight borrowed funds                                           4,500         (5,700)          --
Dividends paid on common stock                                                           (1,293)        (1,192)        (1,437)
Payments to acquire treasury stock                                                         --             --           (1,682)
--------------------------------------------------------------------------------------------------------------------------------
            Net cash provided by financing activities                                       836          8,872         20,266
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                     (4,257)         6,921            (13)
Cash and cash equivalents at beginning of period                                         14,624          7,703          7,716
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                             $ 10,367       $ 14,624       $  7,703
--------------------------------------------------------------------------------------------------------------------------------

Supplemental information:
       Interest paid                                                                   $  5,543       $  5,119       $  4,891
       Income taxes paid                                                                    442            295            828

Supplemental noncash disclosures:
       Transfers from portfolio loans to loans held for sale                           $   --         $  3,890       $   --
       Transfers from loans to foreclosed real estate                                       106             69           --




See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              NATURE OF OPERATIONS AND BASIS OF PRESENTATION.

              Emclaire Financial Corp. (the "Corporation") is a Pennsylvania company organized as the holding company of Farmers National Bank of Emlenton (the "Bank"). The Corporation provides a variety of financial services to individuals and businesses through its offices in western Pennsylvania. Its primary deposit products are checking, savings and certificate of deposit accounts and its primary lending products are residential and commercial mortgages, commercial business and consumer loans.

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

              CASH AND CASH EQUIVALENTS.

              Cash and cash equivalents include cash on hand, cash items, interest-earning deposits with other financial institutions, federal funds sold and due from correspondent banks. Interest-earning deposits mature within one year and are carried at cost. Federal funds are generally sold or purchased for one day periods. Net cash flows are reported for loan and deposit transactions.

              Restricted cash on hand or on deposit with the Federal Reserve Bank of approximately $2.1 million and $3.0 million was required to meet regulatory reserve and clearing requirements at December 31, 2005 and 2004, respectively. Such balances do not earn interest.

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

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              SECURITIES (CONTINUED).

              The Corporation's policy requires an annual review of impaired securities. This review includes analyzing the length and time and the extent to which the market value has been less than cost; the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer and the intent and ability of the Corporation to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value. Declines in fair value of impaired securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses.

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

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              ALLOWANCE FOR LOAN LOSSES (CONTINUED).

              The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

              PREMISES AND EQUIPMENT.

              Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis for the estimated useful lives of the related assets, which are 39 to 40 years for buildings and three to 10 years for furniture, equipment and software. Amortization of leasehold improvements is computed using the straight-line method for the term of the related lease. Premises and equipment are reviewed for impairment when events indicate their carry amount may not be recoverable from future undiscounted cash flows. If impaired, assets are recorded at fair value.

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

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

              REAL ESTATE ACQUIRED THROUGH FORECLOSURE.

              Real estate properties acquired through foreclosure (REO) are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation is recorded through expense. Costs after acquisition are expensed. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $106,000 and $69,000 at December 31, 2005 and 2004, respectively.

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

1.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

              RECENT ACCOUNTING PRONOUNCEMENTS.

              In March 2004, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In November 2005, the FASB approved the issuance of FASB Staff Position FAS No. 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its
              Application to Certain Investments." The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. For the Corporation the effective date will be the first quarter of fiscal 2006.

              In June 2005, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination" ("EITF 05-6"). This guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are reasonably assured at the date of the business combination or purchase. This guidance is applicable only to leasehold improvements that are purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this accounting principle did not have a significant impact on our financial position or results of operations.

              In May 2005, FASB issued SFAS 154, "Accounting Changes and Error Corrections." The Statement requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable. SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS 154 replaces APB Opinion 20, "Accounting Changes", and SFAS 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management currently believes that adoption of the provisions of SFAS 154 will not have a material impact on the Corporation's consolidated financial statements.

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

              ADVERTISING.

              The   Corporation   follows  the  policy  of  charging   costs  of
              advertising to expense as incurred.

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

              LOSS CONTINGENCIES.

              Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the consolidated financial statements.

              RECLASSIFICATIONS.

              Certain items in the prior year consolidated financial statements were reclassified to conform to the current presentation.

2.           SECURITIES

              The following table summarizes the Corporation's securities as of December 31:


------------------------------------------------------------------------------------------------------------------
                                                               Amortized    Unrealized     Unrealized      Fair
(Dollar amounts in thousands)                                   Cost          gains         losses         value
------------------------------------------------------------------------------------------------------------------
Available for sale:
       December 31, 2005:
             U.S. Government agencies and related entities      $34,353      $  --         $   (818)      $33,535
             Mortgage-backed securities                           3,046         --             (124)        2,922
             Municipal securities                                14,685          664           --          15,349
             Corporate securities                                 2,249            4             (4)        2,249
             Equity securities                                    1,995          383           (144)        2,234
                                                                -------      -------       --------       -------
                                                                $56,328      $ 1,051       $ (1,090)      $56,289
                                                                =======      =======       ========       =======
       December 31, 2004:
             U.S. Government agencies and related entities      $34,869      $    61       $   (260)      $34,670
             Mortgage-backed securities                           3,911         --              (47)        3,864
             Municipal securities                                14,682          901           --          15,583
             Corporate securities                                 6,012           69             (9)        6,072
             Equity securities                                    1,970        1,200            (13)        3,157
                                                                -------      -------       --------       -------
                                                                $61,444      $ 2,231       $   (329)      $63,346
                                                                =======      =======       ========       =======
Held to maturity:
       December 31, 2005:
             Mortgage-backed securities                         $    15      $  --         $     (1)      $    14
                                                                -------      -------       --------       -------
                                                                $    15      $  --         $     (1)      $    14
                                                                =======      =======       ========       =======
       December 31, 2004:
             Mortgage-backed securities                         $    16      $  --         $   --         $    16
                                                                -------      -------       --------       -------
                                                                $    16      $  --         $   --         $    16
                                                                =======      =======       ========       =======



              Sales of available for sale securities were as follows:

-------------------------------------------------------------------------------------------------

             (Dollar amounts in thousands)                       2005           2004       2003
-------------------------------------------------------------------------------------------------
             Proceeds                                          $ 1,646          $ 945      $ 647
             Gross gains                                           857            701        170
             Tax provision related to gains                        291            238         58

-------------------------------------------------------------------------------------------------

              The  following  table  summarizes   scheduled  maturities  of  the
Corporation's securities as of December 31, 2005:


                                                  Available for sale                 Held to maturity
                                            -------------------------------    ---------------------------
                                               Amortized          Fair            Amortized      Fair
(Dollar amounts in thousands)                    cost             value             cost         value
----------------------------------------------------------------------------------------------------------
Due in one year or less                           $  5,248        $  5,221              $ -          $  -
Due after one year through five years               29,222          28,468                -             -
Due after five through ten years                     5,178           5,017                -             -
Due after ten years                                 14,685          15,349               15            14
No scheduled maturity                                1,995           2,234                -             -
                                            ---------------  --------------    -------------  ------------
                                                  $ 56,328        $ 56,289              $15          $ 14
                                            ===============  ==============    =============  ============

2.            SECURITIES (CONTINUED)

              Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

              Securities with carrying values of $11.4 million and $9.7 million as of December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

              At year end 2005 and 2004, there were no holdings of securities of any one issuer, other than U.S. Government agency and related entities, in an amount greater than 10% of stockholders' equity.

              Securities with unrealized losses at year end 2005 and 2004 not recognized in income are as follows:


                                                             Less than 12 Months         12 Months or More         Total
                                                -----------------------------------------------------------------------------
             Description of Securities           Fair       Unrealized      Fair       Unrealized      Fair      Unrealized
(Dollar amounts in thousands)                    Value        Loss          Value        Loss          Value        Loss
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2005:
U.S. Government agencies and related entities     $17,031       $ (318)      $16,504       $ (500)      $33,535      $  (818)
Mortgage-backed securities                            702          (34)        2,220          (91)        2,922         (125)
Municipal securities                                    -            -             -            -             -            -
Corporate securities                                    -            -           745           (4)          745           (4)
Equity securities                                   1,126         (139)          215           (5)        1,341         (144)
                                                ---------- ------------  ------------ ------------  ------------ ------------
                                                  $18,859       $ (491)      $19,684       $ (600)      $38,543      $(1,091)
                                                ========== ============  ============ ============  ============ ============

December 31, 2004:
U.S. Government agencies and related entities     $10,968       $  (48)      $ 9,288       $ (212)      $20,256      $  (260)
Mortgage-backed securities                          3,292          (41)          573           (6)        3,865          (47)
Municipal securities                                    -            -             -            -             -            -
Corporate securities                                1,512           (9)            -            -         1,512           (9)
Equity securities                                      39           (1)          268          (12)          307          (13)
                                                ---------- ------------  ------------ ------------  ------------ ------------
                                                  $15,811       $  (99)      $10,129       $ (230)      $25,940      $  (329)
                                                ========== ============  ============ ============  ============ ============

              At December 31, 2005 there were 44 securities in an unrealized loss position.

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

3.            LOANS RECEIVABLE

              The following table summarizes the Corporation's loans receivable as of December 31:

-------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                             2005           2004
-------------------------------------------------------------------------------------------------
Mortgage loans on real estate:
     Residential first mortgages                                     $      66,011   $     69,310
     Home equity loans and lines of credit                                  39,933         31,548
     Commercial real estate                                                 52,990         48,539
                                                                     -------------   ------------
                                                                     -------------   ------------
                                                                           158,934        149,397
Other loans:
     Commercial business                                                    27,732         23,898
     Consumer                                                                7,729          8,090
                                                                     -------------   ------------
                                                                     -------------   ------------
                                                                            35,461         31,988

                                                                     -------------   ------------
                                                                     -------------   ------------
Total loans, gross                                                         194,395        181,385

Less allowance for loan losses                                               1,869          1,810
                                                                     -------------   ------------
Total loans, net                                                     $     192,526   $    179,575
                                                                     =============   ============

              Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:



---------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                 2005          2004        2003
---------------------------------------------------------------------------------------------
Balance at the beginning of the year                          $ 1,810      $ 1,777   $ 1,587

Provision for loan losses                                         205          290       330
Charge-offs                                                      (197)        (318)     (205)
Recoveries                                                         51           61        65
                                                            ----------    ---------  --------
Balance at the end of the year                                $ 1,869      $ 1,810   $ 1,777
                                                            ==========    =========  ========


              Non-performing loans, which include primarily non-accrual loans, were $1.5 million and $840,000 at December 31, 2005 and 2004, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status. At December 31, 2005 and 2004, the recorded investment in loans considered to be impaired, requiring an allowance for loan loss, was $999,000 and $441,000, respectively, against which approximately $100,000 and $104,000, respectively, of the allowance for loan losses was allocated. There were no impaired loans that did not require an allowance for loan loss. During 2005, 2004 and 2003, impaired loans averaged $1.2 million, $635,000 and $728,000, respectively. The Corporation recognized interest income on impaired loans of approximately $95,000, $27,000 and $29,000, on a cash basis, during 2005, 2004 and 2003, respectively. Non-performing loans and impaired loans are defined differently. Some loans may be included in both categories whereas other loans may be included in only one category.

3.            LOANS RECEIVABLE (CONTINUED)

              The Corporation conducts its business through 10 offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania and primarily lends in this geographical area. The Corporation does not have any significant concentrations of credit risk to any one industry or customer.

              The Corporation is required to maintain qualifying collateral with the FHLB to secure all outstanding loans. Loans with book values of $52.1 million and $56.6 million as of December 31, 2005 and 2004, respectively, are pledged as qualifying collateral. The Corporation is in compliance with all FHLB credit policies at December 31, 2005.

              The Corporation was servicing loans with unpaid principal balances of $2.4 million and $2.5 million at December 31, 2005 and 2004, respectively, for a third party investor. Such loans are not
              reflected  in  the  consolidated   balance  sheets  and  servicing
              operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans.

4.            FEDERAL BANK STOCKS

              The Bank is a member of the Federal  Home Loan Bank of  Pittsburgh
              (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank's investment in FHLB and FRB stocks was $1.440 million and $333,000, respectively, at December 31, 2005, and $1.398 million and $333,000, respectively, at December 31, 2004.

5.            PREMISES AND EQUIPMENT

              Premises and equipment at December 31 are summarized by major classification as follows:


-------------------------------------------------------------------------------
(Dollar amounts in thousands)                       2005               2004
-------------------------------------------------------------------------------
Land                                           $     349            $   349
Buildings and improvements                         4,738              4,571
Leasehold improvements                               695                694
Furniture, fixtures and equipment                  4,410              4,245
Software                                           1,389              1,328
Construction in progess                              914                 18
                                               ---------            -------
                                                  12,495             11,205
                                               ---------            -------
Less accumulated depreciation and amortization $   6,123            $ 5,678
                                               =========            =======

              Depreciation and amortization expense for the years ended December 31, 2005, 2004 and 2003 were $855,000, $703,000 and $490,000, respectively. The increase in depreciation expense between 2005 and 2004 was primarily the additional expense incurred as a result of the change in the estimated life of equipment during the fourth quarter of 2005 which resulted in an additional $108,000 of depreciation. The increase in depreciation expense between 2004 and 2003 was primarily as a result of additional depreciation on certain data processing equipment placed in service in the first quarter 2004 and the depreciation related to the renovations incurred at the headquarter office in Emlenton during 2003.

5.            PREMISES AND EQUIPMENT (CONTINUED)

              Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2005, 2004 and 2003 was $109,000, $108,000 and $124,000, respectively. Rent commitments under non-cancelable long-term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:

              ---------------------------------------------------------------
              (Dollar amounts in thousands)                     Amount
              ---------------------------------------------------------------

                                 2006                                  $ 112
                                 2007                                    115
                                 2008                                    120
                                 2009                                    122
                                 2010                                    112
                              Thereafter                                 105
                                                          -------------------

                                                                       $ 686
                                                          ===================
6.            GOODWILL AND INTANGIBLE ASSETS

              The following table summarizes the Corporation's acquired Goodwill and intangible assets as of December 31:


-------------------------------------------------------------------------------------------------------
                                                          2005                            2004
                                               --------------------------     -------------------------
                                                Gross                         Gross
                                                Carrying     Accumulated      Carrying     Accumulated
(Dollar amounts in thousands)                   Amount       Amortization     Amount       Amortization
-------------------------------------------------------------------------------------------------------
Goodwill                                        $1,422         $ --           $1,422         $ --
Core deposit intangibles                         1,240          1,240          1,240          1,219
Other customer relationship intangibles             20             13             20              3
                                                ------         ------         ------         ------
  Total                                         $2,682         $1,253         $2,682         $1,222
                                                ======         ======         ======         ======


              Goodwill resulted from two previous branch acquisitions and is no longer amortized.

              Aggregate amortization expense for 2005, 2004 and 2003 was $31,000, $36,000 and $115,000, respectively.

7.            RELATED PARTY BALANCES AND TRANSACTIONS

              In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.4 million and $1.6 million at December 31, 2005 and 2004, respectively. During 2005, total principal additions and total principal repayments associated with these loans were $93,000 and $245,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2005 and 2004 totaled $3.3 million and $4.0 million, respectively.

              In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business. During 2005, 2004 and 2003, amounts paid to affiliates for such services totaled $55,000, $104,000 and $74,000, respectively.

8.            DEPOSITS

              The following table summarizes the Corporation's deposits as of December 31:

-------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                    2005                               2004
-----------------------------    ---------------------------------- -----------------------------------

                                 Weighted                               Weighted
                                 average                                average
       Type of accounts            rate         Amount          %        rate      Amount        %
-------------------------------------------------------------------------------------------------------
Noninterest-bearing deposits         --       $   44,044      19.1%       --     $  40,511      17.4%
Interest-bearing demand deposits   0.70%          74,067      32.1%     0.76%       80,998      34.8%
Time deposits                      4.13%         112,392      48.8%     3.80%      111,365      47.8%
                                              ----------     ------    ------     --------     ------
                                   2.24%      $  230,503     100.0%     2.08%     $232,874     100.0%
                                              ==========     ======    ======     ========     ======


              The Corporation had a total of $25.9 million and $24.0 million in time deposits of $100,000 or more at December 31, 2005 and 2004, respectively.

              Scheduled maturities of time deposits for the next five years were as follows:


              ---------------------------------------------------------------

              (Dollar amounts in thousands)           Amount             %
              ---------------------------------------------------------------
                                           2006       $  45,720        40.7%
                                           2007          13,499        12.0%
                                           2008          25,266        22.5%
                                           2009           5,643         5.0%
                                           2010           8,197         7.3%
                                        Thereafter       14,067        12.5%
                                                   -------------    ---------
                                                      $ 112,392       100.0%
                                                   =============    =========


9.            BORROWED FUNDS

              The following table summarizes the Corporation's borrowed funds as of December 31:

----------------------------------------------------------------------------------------------------------------------------------
                                                                    2005                                       2004
                                                   ----------------------------------------   ------------------------------------
                                                                                   Weighted                               Weighted
                                                               Average    Average   average             Average  Average  average
(Dollar amounts in thousands)                      Balance     Balance     Rate      rate     Balance   Balance   Rate     rate
----------------------------------------------------------------------------------------------------------------------------------
FHLB advances:
         Due within 12 months                      $ 4,500     $ 1,199     3.75%     4.17%    $      -  $   504     1.26%   0.60%
         Due beyond 12 months but within 5 years         -           -         -         -           -        -        -        -
         Due beyond 5 years but within 10 years     15,000      15,000     4.13%     4.19%      15,000   15,000     4.13%   4.20%
         Due beyond 10 years                             -           -         -         -           -                 -        -
                                                   -------     -------                        --------  -------
                                                   $19,500     $16,199                        $ 15,000  $15,504
                                                   =======     =======                        ========  =======

              The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2005 was $107.2 million.

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

              RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES.

              The Bank is subject to a regulatory dividend restriction that generally limits the amount of dividends that can be paid by the Bank to the Corporation. Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. As of December 31, 2005, $3.0 million of undistributed earnings of the Corporation was available for distribution as dividends, without prior regulatory approval.

              Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. Funds available for loans or advances by the Bank to the Corporation amounted to approximately $1.1 million as of December 31, 2005.

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

              Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2005 and 2004, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

              As of December 31, 2005, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

10.           INSURANCE OF ACCOUNTS AND REGULATORY MATTERS (CONTINUED)

              The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:


-------------------------------------------------------------------------------------------------------------------------------
                                                         December 31, 2005                       December 31, 2004
                                          ------------------------------------------   ----------------------------------------
                                              Consolidated              Bank              Consolidated                  Bank
                                          ----------------------   -----------------   -------------------  -------------------
(Dollar amounts in thousands)               Amount       Ratio     Amount    Ratio      Amount     Ratio     Amount     Ratio
-------------------------------------------------------------------------------------------------------------------------------
Total capital to risk weighted assets:
     Actual                                $24,196       12.36%    $22,175   11.44%     $23,245    12.49%    $20,859    11.36%
     For capital adequacy purposes          15,662        8.00%     15,501    8.00%      14,889     8.00%     14,686     8.00%
     To be well capitalized                    N/A          N/A     19,376   10.00%         N/A       N/A     18,358    10.00%
Tier 1 capital to risk-weighted assets:
     Actual                                $22,212       11.35%    $20,312   10.48%     $20,901    11.23%    $19,049    10.38%
     For capital adequacy purposes           7,831        4.00%      7,751    4.00%       7,445     4.00%      7,343     4.00%
     To be well capitalized                    N/A          N/A     11,626    6.00%         N/A       N/A     11,015     6.00%
Tier 1 capital to average assets:
     Actual                                $22,212        8.13%    $20,312    7.51%     $20,901     7.68%    $19,049     7.08%
     For capital adequacy purposes          10,926        4.00%     10,824    4.00%      10,882     4.00%     10,768     4.00%
     To be well capitalized                    N/A          N/A     13,530    5.00%         N/A       N/A     13,460     5.00%
-------------------------------------------------------------------------------------------------------------------------------


11.           INCOME TAXES

              The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:


----------------------------------------------------------------------------
(Dollar amounts in thousands)      2005              2004             2003
----------------------------------------------------------------------------
        Current                       $ 556             $ 538         $ 618
        Deferred                        141               (25)          131
                              --------------    --------------    ----------
                                      $ 697             $ 513         $ 749
                              ==============    ==============    ==========

              A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

--------------------------------------------------------------------------------------------------------------
                                                      2005                    2004                  2003
                                              --------------------    ---------------------  -----------------
                                                        % Pre-tax               % Pre-tax            % Pre-tax
(Dollar amounts in thousands)                   Amount     Income       Amount     Income    Amount    Income
--------------------------------------------------------------------------------------------------------------
Provision at statutory tax rate               $ 1,112      34.0%      $ 1,044      34.0%   $ 1,102     34.0%
Increase (decrease) resulting from:
        Tax free interest, net of disallowance   (313)     (9.6%)        (319)    (10.4%)     (312)    (9.6%)
        Earnings on BOLI                          (59)     (1.8%)         (53)     (1.7%)      (79)    (2.4%)
        Other, net                                (43)     (1.3%)        (159)     (5.2%)       38      1.2%
                                              -------------------   --------------------- -------------------
Provision                                     $   697      21.3%      $   513      16.7%   $   749     23.2%
                                              ===================   ===================== ===================

11.           INCOME TAXES (CONTINUED)

              The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

              -----------------------------------------------------------------
              (Dollar amounts in thousands)                  2005       2004
              -----------------------------------------------------------------
              Deferred tax assets:

                      Net unrealized loss on securities     $    13    $  --
                      Loss on securities                         40        107
                      Provision for loan losses                 582        562
                      Deferred loan fees                         10         29
                      Intangible assets                         130        145
                      Accrued pension cost                       42         28
                      Tax credits                               202        314
                      Other                                       3          4
                                                            -------    -------

                      Gross deferred tax assets               1,022      1,189

              Deferred tax liabilities:
                                                            -------    -------
                      Net unrealized gain on securities        --          647
                      Depreciation                              318        389
                      Stock gain                                184        118
                      Prepaid expenses                           68         81
                      Loan servicing                              5          7
                      Other                                      64         83
                                                            -------    -------
                      Gross deferred tax liabilities            639      1,325
                                                            -------    -------
                      Net deferred tax asset/(liability)    $   383    $  (136)
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

              The Corporation uses a December 31 measurement date for its plans.

              Information pertaining to changes in obligations and funded status of the defined benefit pension plan is as follows:

----------------------------------------------------------------------------------------
(Dollar amounts in thousands)                          2005         2004      2003
----------------------------------------------------------------------------------------
Change in plan assets:
     Fair value of plan assets at beginning of year    $ 2,818     $ 2,483     $ 1,983
     Actual return on plan assets                          164         204         316
     Employer contribution                                 135         209         248
     Benefits paid                                         (80)        (78)        (64)
                                                       -------     -------     -------
     Fair value of plan assets at end of year            3,037       2,818       2,483
                                                       -------     -------     -------
Change in benefit obligation:
     Benefit obligation at beginning of year             3,276       2,912       2,801
     Service cost                                          188         158         147
     Interest cost                                         214         187         164
     Actuarial loss                                        154          97         235
     Effect of plan amendment                             --          --          (580)
     Effect of change in assumptions                       174        --           209
     Benefits paid                                         (80)        (78)        (64)
                                                       -------     -------     -------
     Benefit obligation at end of year                   3,926       3,276       2,912
                                                       -------     -------     -------
Funded status (plan assets less benefit obligation)       (889)       (458)       (429)
Unrecognized prior service cost                           (486)       (517)       (548)
Unrecognized net actuarial gain                          1,283         923         843
Unrecognized transition asset                              (48)        (56)        (65)
                                                       -------     -------     -------
Accrued pension cost                                   $  (140)    $  (108)    $  (199)
                                                       =======     =======     =======

13.           EMPLOYEE BENEFIT PLANS (CONTINUED)

              Amounts recognized in the year end balance sheet consist of:

---------------------------------------------------------------------------------------
                                             Pension Benefits         Other Benefits
                                          ----------------------    -------------------
(Dollar amounts in thousands)               2005          2004         2005       2004
---------------------------------------------------------------------------------------
Prepaid benefit cost                       $    -        $    -         $ -        $ -
Accrued benefit cost                         (140)         (108)          -          -
Intangible assets                               -             -           -          -
Accumulated other comprehensive income          -             -           -          -
                                          --------      --------   --------------------
Net amount recognized                      $ (140)       $ (108)        $ -        $ -
                                          ========      ========   =========   ========


              The accumulated benefit obligation for all defined benefit pension plans was $3.1 million and $2.7 million at year end 2005 and 2004, respectively.

              The components of the periodic pension cost are as follows:

------------------------------------------------------------------------------
(Dollar amounts in thousands)        2005             2004           2003
------------------------------------------------------------------------------

Service cost                            $ 188          $ 158          $ 147
Interest cost                             214            187            164
Expected return on plan assets           (246)          (209)          (176)
Transition asset                           (8)            (8)            (8)
Prior service costs                        19            (10)           (31)
Recognized net actuarial (gain) loss        -              -             47
                                    ---------      ---------     ----------
Net periodic pension cost               $ 167          $ 118          $ 143
                                    =========      =========     ==========

              Weighted-average actuarial assumptions include the following:



----------------------------------------------------------------------------
                                                    2005      2004    2003
----------------------------------------------------------------------------
Discount rate for benefit obligations and net cost  6.30%     6.30%   6.30%
Rate of increase in future compensation levels      4.50%     4.50%   4.50%
Expected rate of return on plan assets              8.50%     8.50%   8.50%

13.           EMPLOYEE BENEFIT PLANS (CONTINUED)

              PLAN ASSETS.

              The Corporation's pension plan asset allocation at year end 2005 and 2004, target allocation for 2006, and expected long-term rate of return by asset category are as follows:

----------------------------------------------------------------------------
                                                               Weighted-
                                                               Average
                                                             Expected Long-
 Asset Category         Target           Percentage of Plan  Term Rate of
                      Allocation         Assets at Year End     Return
                         2006            2005          2004      2005
------------------------------------------------------------------------
Equity Securities         62%            55%            52%      6.0%
 Debt Securities          15%            14%            16%      2.0%
      Other               23%            31%            32%      0.5%
                                       ----------  ----------- ---------
                                         100%          100%      8.5%
                                       ==========  =========== =========

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

              CONTRIBUTIONS.

              The Corporation expects to contribute approximately $135,000 to its pension plan in 2006.

              ESTIMATED FUTURE BENEFIT PAYMENTS.

              The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

              ----------------------------------------------------------
              (Dollar amounts in thousands)
                     For year ended              Pension Benefits
              ----------------------------------------------------------

                          2006                       $    81
                          2007                            83
                          2008                            84
                          2009                           103
                          2010                           133
                        2011-2015                      1,032
                       Thereafter                      2,410
                                                   ----------

                   Benefit Obligation                $ 3,926
                                                   ==========

13.           EMPLOYEE BENEFIT PLANS (CONTINUED)

              DEFINED CONTRIBUTION PLAN.

              The Corporation maintains a defined contribution 401(k) Plan. Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation. Employee contributions are vested at all times. The Corporation makes matching contributions as approved by the Board of Directors.
              Matching contributions for 2005, 2004 and 2003 were $75,000, $67,000 and $68,000, respectively.

              SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN.

              During 2003, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation's tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions and provides that the executives shall receive a supplemental retirement benefit if the executive's employment is terminated after reaching the normal retirement age of 62. For the years ended December 31, 2005, 2004 and 2003, the Corporation recognized SERP expense of $40,000, $38,000 and $33,000, respectively.

14.           FINANCIAL INSTRUMENTS

              FAIR VALUE OF FINANCIAL INSTRUMENTS.

              The following  table sets forth the carrying amount and fair value
              of  the  Corporation's   financial  instruments  included  in  the
              consolidated balance sheets as of December 31:

------------------------------------------------------------------------------
                                           2005                  2004
                                  ---------------------- ---------------------
                                  Carrying       Fair      Carrying     Fair
(Dollar amounts in thousands)      amount       value       amount      value
------------------------------------------------------------------------------
Financial assets:
     Cash and cash equivalents   $ 10,367     $ 10,367    $ 14,624   $ 14,624
     Securities                    56,304       56,303      63,362     63,362
     Loans held for sale                -            -         386        386
     Loans receivable             192,526      190,596     179,575    180,832
     Federal bank stocks            1,773        1,773       1,731      1,731
     Accrued interest receivable    1,271        1,271       1,203      1,203

Financial liabilities:
     Deposits                     230,503      228,720     232,874    232,394
     Borrowed funds                19,500       19,039      15,000     15,034
     Accrued interest payable         607          607         577        577


              The methods and assumptions used to estimate fair value are described as follows.

14.           FINANCIAL INSTRUMENTS (CONTINUED)

              FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED).

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

              OFF-BALANCE SHEET FINANCIAL INSTRUMENTS.

              The Corporation is party to credit-related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statements of financial condition. The Corporation's exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Corporation uses the same credit policies in making commitments as for on-balance sheet instruments. The Corporation's distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

              The  following   table   presents  the  notional   amount  of  the
              Corporation's off-balance sheet commitment financial instruments as of December 31:


--------------------------------------------------------------------------------
                                        2005                     2004
                              ------------------------- ------------------------
                                            Variable                   Variable
(Dollar amounts in thousands) Fixed Rate      Rate       Fixed Rate      Rate
--------------------------------------------------------------------------------
Commitments to make loans       $ 280     $       143   $        424  $     648
Unused lines of credit          1,192          15,516            315     12,690
Standby letters of credit           -             682              -        686
                              --------   -------------  ------------  ----------
                              $ 1,472     $    15,659   $        739   $ 13,338
                              ========   =============  ============  ==========

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

14.           FINANCIAL INSTRUMENTS (CONTINUED)

              OFF-BALANCE SHEET FINANCIAL INSTRUMENTS (CONTINUED).

              Standby letters of credit are conditional commitments issued by the Corporation usually for commercial customers to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary. Standby letters of credit were $629,000 and $902,000 at December 31, 2005 and 2004, respectively.

15. EMCLAIRE FINANCIAL CORP. - CONDENSED FINANCIAL STATEMENTS, PARENT CORPORATION ONLY

              Following are condensed financial statements for the parent company as of and for the years ended December 31:


------------------------------------------------------------------------------------------------------------------
Condensed Statements of Financial Condition                                                  December 31,
(Dollar amounts in thousands)                                                       2005                 2004
------------------------------------------------------------------------------------------------------------------
Assets:
      Cash and cash equivalents                                                            $ 306            $ 109
      Securities available for sale                                                        2,088            3,157
      Equity in net assets of subsidiary bank                                             21,558           20,981
      Other assets                                                                             7               10
                                                                                   -------------    --------------
          Total Assets                                                                   $23,959          $24,257
                                                                                   =============    ==============
Liabilities and Stockholders' Equity:
      Accrued expenses and other liabilities                                             $   344          $   641
      Stockholders' Equity                                                                23,615           23,616
                                                                                   -------------    --------------
          Total Liabilities and Stockholders' Equity                                     $23,959          $24,257
                                                                                   =============    ==============
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
Condensed Statements of Operations                                           Year ended December 31,
(Dollar amounts in thousands)                                          2005          2004             2003
------------------------------------------------------------------------------------------------------------------
Income:
      Dividends from subsidiary                                           $  721         $ 1,192           $1,437
      Investment income                                                      917             758              202
                                                                 ---------------   -------------   --------------
          Total income                                                     1,638           1,950            1,639
Expense:
      Noninterest expense                                                     83              41               91
                                                                 ---------------   -------------   --------------
          Total expense                                                       83              41               91
                                                                 ---------------   -------------   --------------
      Income before income taxes and equity in undistributed
          operating results of subsidiary                                  1,555           1,909            1,548

      Equity in undistributed net income of subsidiary                     1,241             831              966
                                                                 ---------------   -------------   --------------
      Income before income taxes                                           2,796           2,740            2,514

      Income tax expense                                                     223             183               22
                                                                 ---------------   -------------   --------------
Net income                                                                $2,573         $ 2,557           $2,492
                                                                 ===============   =============   ==============

15. EMCLAIRE FINANCIAL CORP. - CONDENSED FINANCIAL STATEMENTS, PARENT CORPORATION ONLY (CONTINUED)

----------------------------------------------------------------------------------------------------------
Condensed Statements of Cash Flows                                             Year ended December 31,
(Dollar amounts in thousands)                                               2005        2004        2003
----------------------------------------------------------------------------------------------------------
Operating activities:
      Net income                                                          $2,573       $2,557      $2,492
      Adjustments to reconcile net income to net cash provided
          by operating activities:
               Equity in undistributed operating results of subsidiary    (1,241)        (831)       (966)
               Other, net                                                   (803)      (1,332)      2,176
                                                                         --------     --------    --------
                   Net cash provided by operating activities                 529          394       3,702
                                                                         --------     --------    --------
Investing activities:
               Purchases of securities                                       (99)        (131)       (748)
               Proceeds from the sale of available for sale securities     1,060          945         244
                                                                         --------     --------    --------
                   Net cash provided by (used) in investing activities       961          814        (504)
                                                                         --------     --------    --------
Financing activities:
               Dividends paid                                             (1,293)      (1,192)     (1,437)
               Payments to acquire treasury stock                              -            -      (1,682)
                                                                         --------     --------    --------
                   Net cash used in financing activities                  (1,293)      (1,192)     (3,119)
                                                                         --------     --------    --------
Increase in cash and cash equivalents                                        197           16          79
Cash and cash equivalents at beginning of period                             109           93          14
                                                                         --------     --------    --------
Cash and cash equivalents at end of period                                 $ 306        $ 109        $ 93
                                                                         ========     ========    ========


16.           OTHER COMPREHENSIVE INCOME (LOSS)

              Other comprehensive income (loss) components and related taxes were as follows:

----------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                           2005       2004       2003
-------------------------------------------------------------------   --------  ---------   --------
Unrealized holding gains (losses) on available for sale securities    $ (1,084)    $   90   $ 1,082
Reclassification adjustment for gains later recognized in income          (857)      (701)     (170)
                                                                      --------  ---------   -------
Net unrealized gains (losses)                                           (1,941)      (611)      912

Tax effect                                                                 660        207      (310)
                                                                      --------  ---------   -------
Other comprehensive income (loss)                                     $ (1,281)    $ (404)  $   602
                                                                      ========  =========   =======

17.           OTHER NONINTEREST EXPENSES

              The following summarizes the Corporation's other noninterest expenses for the years ended December 31:

-----------------------------------------------------------------------
(Dollar amounts in thousands)               2005      2004        2003
-----------------------------------------------------------------------
Telephone and data communications         $  272    $  327      $  228
Professional fees                            231       223         238
Customer bank card processing                241       239         228
Pennsylvania shares and use taxes            142       202         159
Correspondent and courier fees               189       190         177
Postage and freight                          148       157         172
Marketing and advertising                    109       114         143
Printing and supplies                        141       147         154
Travel, entertainment and conferences        140        84          98
Other                                        784       409         498
                                         --------  --------   ---------
      Total other noninterest expenses    $2,397    $2,092      $2,095
                                         ========  ========   =========


18.           QUARTERLY FINANCIAL DATA (UNAUDITED)

              The following is a summary of selected quarterly data for the years ended December 31:

---------------------------------------------------------------------------------------------------
                                                                First     Second     Third   Fourth
(Dollar amounts in thousands, except share data)               Quarter    Quarter   Quarter  Quarter
---------------------------------------------------------------------------------------------------
2005:
      Interest income                                          $3,544     $3,782    $3,733   $3,818
      Interest expense                                          1,354      1,342     1,405    1,472
                                                               -------   --------  -------  -------
      Net interest income                                       2,190      2,440     2,328    2,346
      Provision for loan losses                                    60         45        40       60
                                                               -------   --------  -------  -------
      Net interest income after provision for loan losses       2,130      2,395     2,288    2,286
      Noninterest income (1)                                      655        757       920      985
      Noninterest expense                                       2,087      2,330     2,386    2,343
                                                               -------   --------  -------  -------
      Income before income taxes                                  698        822       822      928
      Provision for income taxes                                  131        168       159      239
                                                               -------   --------  -------  -------
      Net income                                                $ 567     $  654    $  663   $  689
                                                               =======   ========  =======  =======
      Basic earnings per share                                  $0.45     $ 0.52    $ 0.52   $ 0.54
                                                               =======   ========  =======  =======
2004:
      Interest income                                          $3,463     $3,418    $3,521   $3,551
      Interest expense                                          1,251      1,259     1,287    1,422
                                                               -------   --------  -------  -------
      Net interest income                                       2,212      2,159     2,234    2,129
      Provision for loan losses                                    55         20        95      120
                                                               -------   --------  -------  -------
      Net interest income after provision for loan losses       2,157      2,139     2,139    2,009
      Noninterest income                                          480        521       576      958
      Noninterest expense                                       1,950      2,008     1,949    2,002
                                                               -------   --------  -------  -------
      Income before income taxes                                  687        652       766      965
      Provision for income taxes                                  122        129        81      181
                                                               -------   --------  -------  -------
      Net income                                               $  565     $  523    $  685   $  784
                                                               =======   ========  =======  =======
      Basic earnings per share                                 $ 0.45     $ 0.41    $ 0.54   $ 0.62
                                                               =======   ========  =======  =======

(1) Noninterest income fluctuated upward during the fourth quarter 2004 as a result of gains on equity stocks.

                         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


BMC [LOGO]


AUDIT COMMITTEE, BOARD OF DIRECTORS AND STOCKHOLDERS
EMCLAIRE FINANCIAL CORP.
EMLENTON, PENNSYLVANIA

We have audited the accompanying consolidated balance sheet of Emclaire Financial Corp. as of December 31, 2005, and the related consolidated statement of income, changes in stockholders' equity and cash flows for the year then ended. The financial statements of Emclaire Financial Corp., as of and for the two years ended December 31, 2004 and 2003 were audited by other auditors whose report, dated March 10, 2005, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.



                                                    /s/ Beard Miller Company LLP
                                                    ----------------------------
Beard Miller Company LLP
Pittsburgh, Pennsylvania
March 10, 2006

STOCK AND DIVIDEND INFORMATION


LISTINGS AND MARKETS

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol "EMCF.OB." The listed market makers for the Corporation's common stock include:

ARTHURS, LESTRANGE & CO., INC.
Two Gateway Center
Pittsburgh, PA 15222
Telephone: (877) 282-1941

FERRIS, BAKER, WATTS, INC.
100 Light Street, 8th Floor
Baltimore, MD 21202
Telephone: (800) 638-7411

BOENNING AND SCATTERGOOD
4 Tower Bridge, Suite 300
200 Bar Harbor Drive
West Conshonhocken, PA 19428
Telephone: (610) 862-5360

PARKER HUNTER, INC.
600 Grant Street-Suite 3100
Pittsburgh, PA 15219
Telephone: (412) 562-8000


STOCK PRICE AND CASH DIVIDEND INFORMATION

The bid and ask price of the Corporation's common stock was $26.00 and $26.75, respectively, as of March 10, 2006. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation's common stock as well as cash dividends paid for the quarterly periods presented:



----------------------------------------------------------------------
                                   Market Price
                        ---------------------------------    Cash
                            High       Low      Close      Dividend
----------------------------------------------------------------------
2005:
  Fourth quarter      $   30.25   $   26.50   $   26.60   $   0.27
  Third quarter           31.00       29.00       30.00       0.25
  Second quarter          31.75       28.00       30.25       0.25
  First quarter           28.50       26.30       28.50       0.25

2004:
  Fourth quarter      $   26.50   $   25.50   $   26.25   $   0.25
  Third quarter           26.25       24.75       26.00       0.23
  Second quarter          26.25       24.50       26.00       0.23
  First quarter           26.50       25.60       26.40       0.23


NUMBER OF STOCKHOLDERS AND SHARES OUTSTANDING

As of December 31, 2005, there were approximately 695 stockholders of record and 1,267,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Common stockholders may have cash dividends, declared on the Corporation's common stock, reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan document and authorization card call (800) 757-5755.

CORPORATE HEADQUARTERS

              Emclaire Financial Corp.
              612 Main Street
              Emlenton, Pennsylvania 16373
              Phone:                (724) 867-2311
              Website:              www.farmersnb.com

SUBSIDIARY BANK

              The Farmers National Bank of Emlenton.

ANNUAL MEETING

              The annual meeting of the Corporation's stockholders will be held at 11:00 a.m., on Wednesday, May 17, 2006, at the main office building in Emlenton, Pennsylvania 16373.

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

INDEPENDENT ACCOUNTANTS

              Beard Miller Company LLP
              P.O. Box 101086
              Pittsburgh, PA  15237

SPECIAL COUNSEL

              Elias, Matz, Tiernan and Herrick L.L.P.
              12th Floor
              734 15th Street, N.W.
              Washington, DC  20005

REGISTRAR AND TRANSFER AGENT

              Illinois Stock Transfer Corporation
              209 West Jackson Boulevard, Suite 903
              Chicago, IL  60606
              www.illinoisstocktransfer.com
              (800) 757-5755

                                     NOTES