Form 10-K, Exhibit 13
period 2006-12-31
EMCLAIRE FINANCIAL CORP
filed 2007-03-26
CIK 858800

EXHIBIT 13

Annual Report to Stockholders for the fiscal year ended December 31, 2006

EMCLAIRE FINANCIAL CORP.

2006

A N N U A L
R E P O R T

Table of Contents

Consolidated Financial Highlights	1
Letter to Stockholders	2
Marketing Information	5
Board of Directors and Executive Management	7
Office Locations and Branch Managers	8
Selected Consolidated Financial Data	9
Management’s Discussion and Analysis of
Financial Condition and Results of Operations	10
Consolidated Financial Statements	28
Notes to Consolidated Financial Statements	32
Report of Independent Registered Public Accounting Firm	56
Stock and Dividend Information	57
Corporate Information	58

Corporate Profile

Emclaire Financial Corp. (OTCBB: EMCF), a publicly traded Pennsylvania corporation and bank holding company, provides a wide range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton.

The Farmers National Bank of Emlenton is an FDIC-insured national banking association, which conducts business through eleven offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. The Bank also provides retail brokerage and other investment services through its Farmers National Financial Services division. To complement retail operations conducted through its bank offices, the Corporation also invests in U.S. Government, municipal, mortgage-backed and corporate marketable securities primarily through its subsidiary bank.

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	At December 31,
Balance Sheet:	2006	2005	2004	2003	2002

Total assets	$300,560	$275,517	$273,380	$262,512	$238,577
Loans receivable, net	213,344	192,526	179,575	190,482	169,557
Deposits	244,492	230,503	232,874	217,110	204,425
Stockholders' equity	23,917	23,615	23,616	22,655	22,680

Stockholders' equity per share	$18.86	$18.63	$18.63	$17.87	$17.02
Common shares outstanding	1,267,835	1,267,835	1,267,835	1,267,835	1,332,835

	For the year ended December 31,
Income Statement:	2006	2005	2004	2003	2002

Net interest income	$9,291	$9,304	$8,734	$9,308	$9,492
Noninterest income	2,934	3,317	2,535	1,785	1,400
Net income	1,966	2,573	2,557	2,492	2,257

Basic earnings per share	$1.55	$2.03	$2.02	$1.91	$1.69
Cash dividends per share	$1.10	$1.02	$0.94	$1.11	$1.03

	For the year ended December 31,
Key Ratios:	2006	2005	2004	2003	2002

Return on average assets	0.69%	0.94%	0.96%	0.99%	0.99%
Return on average equity	8.28%	10.69%	11.08%	10.96%	10.21%
Efficiency ratio	74.18%	69.72%	67.11%	64.16%	64.98%

Letter to Stockholders

DEAR SHAREHOLDERS AND FRIENDS:

I am pleased to report that during 2006, our company, Emclaire Financial Corp., and its wholly-owned subsidiary bank, the Farmers National Bank of Emlenton, realized significant growth and sought to improve long-term performance and enhance stockholder and franchise value. Although certain of these actions adversely impacted 2006 earnings, our prospects for continued growth and long-term profitability prevail.

GROWTH

Our total assets eclipsed the $300 million threshold by year end for the first time in the Bank’s 107 year history. During the year, total assets increased $25 million or 9% to $301 million at December 31, 2006. This significant asset growth was driven by loan portfolio growth of $21 million funded by increases in customer deposits of $14 million and borrowed funds of $11 million.

The Bank’s loans and deposits, continued to grow for the second consecutive year, and over the past five years total assets, loans and deposits have increased 39%, 33% and 29%, respectively. Equally important, the Corporation continues to increase its capital base through profitable operations, as total stockholders’ equity increased to $23.9 million or approximately 8% of total assets at December 31, 2006. As a result, the Corporation and the Bank are well positioned for continued growth and expansion.

The Board of Directors and management continue to be pleased with the Bank’s steady balance sheet growth, sound lending culture and loan production base. We continue to increase our quality loan portfolio and local deposit base through prudent community banking practices.

Continued infrastructure expansion was realized in 2006 by the opening of a new full-service branch office in the Township of Cranberry, Venango County, Pennsylvania in November 2006. Further, in December 2006, the Bank purchased a full-service bank branch office facility in Grove City, Pennsylvania, which we plan to open in early 2008.

PERFORMANCE

For the year ended December 31, 2006, the Corporation realized consolidated net income of $2.0 million or $1.55 per share versus $2.6 million or $2.03 per share for 2005. This $607,000 reduction in net income was primarily due to charges realized in the fourth quarter associated with reorganization initiatives undertaken during 2006. During mid-2006, the Board of Directors and management initiated a strategic review of all aspects of the Bank’s operations. This ongoing review led to several reorganization programs resulting in changes to the way we are organized and operate.

While it is contrary to our persistent goal of providing increasing operating results and returns, the fourth quarter charges were part of our objectives to improve long-term core profitability. Through these recent efforts, we have enhanced the efficiency of our operations while reducing operating expenses, leveraged available technology investments, and improved core profitability all as part of our focus on providing continued sound returns to our shareholders and providing superior customer service.

Letter to Stockholders (continued)

These programs resulted in a pre-tax charge to 2006 earnings totaling $559,000. During the fourth quarter of 2006, certain employees accepted a voluntary early retirement payment, resulting in a pension expense charge of $375,000. In addition to these retirement costs, severance and other costs associated with the reorganization initiatives totaled $184,000. It is anticipated that these initiatives will produce ongoing cost savings and contribute to profitability in future periods.

During 2006, net interest margin management remained a key challenge. While the balance sheet continued the aforementioned steady growth, consolidated net interest income saw a modest decline. This was the result of the flat to inverted yield curve prevailing in the marketplace, and impacting all banking industry earnings, as well as continued competition from community banks and other financial intermediaries.

Even in light of the challenges that we have faced in regards to reorganization initiatives and the interest rate environment, the Corporation experienced positive stock performance during 2006. Your stock closed the year at $29.25 per share, up almost 10% from the prior year end close of $26.60. Further, cash dividends increased as regular dividends paid during 2006 totaled $1.10 per share representing a 7.8% increase in annual dividends from the $1.02 per share paid in 2005.

TEAMWORK

Our employees, along with our customers, remain our most valuable asset. As noted, we made certain management changes during the year. These changes were made to improve the overall quality of the Corporation’s leadership and to position us with the skills and experience necessary to develop a first rate, cohesive team across all departments and offices of the Bank. Our commitment to developing a top rate staff to promote sound customer service and education is one of our top priorities.

In June 2006, William C. Marsh returned to the Corporation in the newly created position of Executive Vice President. Bill was previously Chief Financial Officer with the Corporation and the Bank and has returned to manage finance, accounting and compliance and to assist me in directing a number of corporate-wide strategic initiatives including many of the aforementioned programs. Our familiarity with Bill and his banking, finance and strategic planning experience will prove to be valuable as we continue our efforts to grow the Corporation and maintain our reputation as a first rate organization. It is the Board’s desire for Bill to take on increasing responsibilities as we move forward and be part of our leadership succession plan. I am pleased to welcome Bill back and welcome him to the Board of Directors of the Corporation and the Bank.

Also in June, Paige Kaufman joined the Bank as Vice President of Human Resources. Several years ago Paige performed human resource and training consulting services for the Bank and we are delighted to have her energy, leadership and exemplary training skills.

Kathy Buzzard joined the Bank in January 2007 as Senior Vice President of Retail Banking. In this position, Kathy is responsible for managing the Bank’s branch network, marketing and product development efforts, and the financial services division. Kathy brings to the Bank a broad range of financial services experience having served in leadership positions with other banks and financial services companies. With over 20 years of business experience, Kathy has strong team-building, sales program implementation, system, product development, and project management skills.

Training and setting forth teamwork efforts to encourage open communications between departments, offices and between our staff and customers will be one of senior management’s key objectives as we move forward.

FUTURE

As we build on and continue with our long range planning initiatives that we have established and continue to form, we look towards the future. In last year’s Annual Report I noted that we have never wavered from our commitment to providing the very best in community banking. That commitment will continue as we strive towards profitable expansion, involvement in the communities we serve and in pursuing growth opportunities for our employees. As we move forward, our business plan is built on the following goals and objectives:

▪	To profitably operate our financial service business for the benefit of retail and business customers in our markets.
▪	To be a profitable and growth-oriented entity that is committed to quality and building value for the Corporation’s stockholders.
▪	To distinguish the Corporation from competitors through the quality of the products and services offered to our customers.
▪	To continually be aware that the Corporation’s success is dependent upon our employees.
▪	To conduct our businesses with honor and integrity, and to not assume unreasonable risks, regardless of the possible rewards.

More specifically, 2007 should bring a return to improved core profitability as well as continued exploration of external growth opportunities under our current community banking model and through related financial services businesses. Further, we plan on reviewing all of our current products and services in the interest of offering a more simplified retail product base while expanding into a wider range of commercial products and services, including corporate internet banking, cash management and merchant services, among other possibilities.

CLOSING

We strive to provide the very best in community banking in the markets that we serve and believe strongly that there is a place to operate an independent community bank with long-term stockholder growth prospects. On behalf of your management team, the staff and Board of Directors I thank you for your continued support as we strive for growth and consistent, favorable performance.

Very truly yours,

David L. Cox
Chairman of the Board
President and Chief Executive Officer

February 5, 2007

Marketing Information

Growth

Farmers National Bank

Farmers National Bank's new Cranberry location opened in fall of 2006.

Farmers National Bank was originally chartered in 1900 in Emlenton, Pennsylvania, where it is still headquartered today. Farmers operated from a single location until 1978 when it opened an office in Eau Claire. In 1985, Farmers opened its third office in Clarion. Four years later Emclaire Financial Corp., the holding company of Farmers National Bank, was incorporated. The bank has continued to grow throughout the years with the opening of several branches in a six-county area in western Pennsylvania, including its newest location in Cranberry, Venango County, which opened in 2006.

In recent years, the bank undertook a major remodeling project in the Emlenton headquarters office. This major renovation not only provided a better facility for our Emlenton customers, but also showed our commitment to the Emlenton area and our dedication to remain an independent community bank. In fact, Farmers is the only independent bank headquartered in Venango County. Farmers has its eye on the future with the projected opening of a new Grove City office in the spring of 2008. Building stronger communities has been the goal of Farmers National Bank for the past 107 years. Serving this area from this area will continue to be our focus as we move into the future.

Performance

One of Emclaire Financial Corp.'s cornerstone goals is to be a profitable and growth-oriented entity that is committed to quality and building value for the corporation's stockholders. During the five-year period ending December 31, 2006, the market value of a share of the corporation's common stock increased by more than 70% to $29.25 per share from $17.15 per share on December 31, 2001. During 2006, the corporation paid regular annual cash dividends of $1.10 per share, versus $0.78 per share in 2001 – a 41% increase in regular annual dividends.

If you invested $1,000 in Emclaire Financial Corp. common stock at year end 2001 and reinvested cash dividends, the value of your original $1,000 investment would have increased almost 110% to $2,089 by December 31, 2006. In light of this success, the corporation's stock continues to trade at book value and earnings multiples below other community bank averages. We are committed to continued growth and service. We believe when our customers rave about our service, they'll give us more business, increasing revenue. They'll refer new customers to us and they won't leave us. They stay with us forever!

Year End Stock Price

Emclaire Financial Corp. has proven to be a solid investment over the past several years.

2006 Annual Report | 5

Marketing Information

Teamwork

Employee training has been critical to Farmers National Bank's success.

As well-known business author Ken Blanchard has said "None of us is as smart as all of us." At Farmers National Bank, we've recognized that it takes teamwork to overcome barriers to perform and attain the highest level of customer service.

The bank encourages employees to step out of their comfort zones and utilize their talents and abilities to support fellow co-workers. It's teamwork that makes the difference at Farmers. Building teamwork starts with giving our employees every opportunity to succeed through effective communication, proper training and developing high levels of employee morale through recognition. The communication process is occurring at all levels of the organization, from strategic planning sessions to all-employee and department meetings and the interaction between staff and management.

To help our employees continue to grow, our dedicated training team provides various programs including leadership, head-teller, product sales and service training.

We conduct monthly branch incentive programs system-wide to keep employee morale high and reward outstanding performance. All this is with the goal of delivering the best in customer service.

Future

Farmers National Bank prides itself in offering the products and services of a large bank with the personal touch of a community bank. This commitment to the community approach has been a key to success throughout the years. The bank offers a wide variety of products through proprietary channels, such as the traditional bank office, ATMs, telephone banking and Internet including bill pay. The bank's product mix is always evolving to meet our customers' needs. A new trend involves individuals trying to simplify their lifestyle including their banking experience. Farmers National Bank recognizes this trend and is continuously developing products to meet the ever-changing needs of our customers.

For our business customers, the bank is developing Commercial Internet Banking, expanding options for sweep accounts and developing remote banking. As the bank plans for the future, we'll never lose sight of our past, but will always focus on meeting the needs of our customers while offering the highest levels of service.

Our product is service. Our value-added is financial advice. Our competitive advantage is our people.

Technology coupled with personal service is a winning combination in community banking.

6 | Emclaire Financial Corp.

Board of Directors

Board of Directors

Emclaire Financial Corp. and
The Farmers National Bank of Emlenton

David L. Cox
Chairman, President and CEO
Emclaire Financial Corp.
Farmers National Bank of Emlenton

Ronald L. Ashbaugh
Retired President
Emclaire Financial Corp.
Farmers National Bank of Emlenton

James M. Crooks
President and Owner
Crooks Clothing Co.

George W. Freeman
Owner
Freeman's Tree Farm

Mark A. Freemer, CPA
Partner
GLYDE, FERRARO & Co. LLP

Robert L. Hunter
President
Hunter Truck Sales and Service
Hunter Leasing

J. Michael King
Senior Attorney
Lyon, King & Schaffer Attorneys at Law

William C. Marsh
Executive Vice President
Chief Financial Officer
Emclaire Financial Corp.
Farmers National Bank of Emlenton

John B. Mason
President
H.B. Beals & Sons, Inc.

Brian C. McCarrier, CPA
President
Interstate Pipe and Supply

Executive Management Team

The Farmers National Bank of Emlenton

David L. Cox
Chairman, President and
Chief Executive Officer

William C. Marsh
Executive Vice President
Chief Financial Officer

Raymond M. Lawton
Senior Vice President
Chief Lending Officer

Kathleen L. Buzzard
Senior Vice President
Retail Banking

Paige H. Kaufman
Vice President/Director
of Human Resources

2006 Annual Report | 7

Office Locations and Branch Managers

Farmers National Bank Locations/Managers

Emlenton
612 Main St.
Emlenton, Pa. 16373
(724) 867-1001

Cindy L. Elder

Eau Claire
207 S. Washington St.
Eau Claire, Pa. 16030
(724) 791-2591

Aubery L. Hulings

Bon Aire
1101 N. Main St. • Suite 1
Butler, Pa. 16003
(724) 283-4666

Meridian
101 Meridian Road
Butler, Pa. 16001
(724) 482-0133

Brookville
263 Main St.
Brookville, Pa. 15825
(814) 849-8363

C. Sue Solida

Maria A. Wahl

Clarion
6th & Wood St.
Clarion, Pa. 16214
(814) 226-7523

Cranberry
7001 Route 322
Cranberry, PA 16319
(814) 676-1970

Marcia D. Miller

Danyell L. Bundy

DuBois
861 Beaver Dr.
DuBois, Pa. 15801
(814) 371-2166

East Brady
323 Kellys Way
East Brady, Pa. 16028
(724) 526-5793

Nan K. Davis

Allan I. Johnson

Knox
Route 338 South
Knox, Pa. 16232
(814) 797-2200

Ridgway
173 Main St.
Ridgway, Pa. 15853
(814) 773-3195

Heather D. Serafini

8 | Emclaire Financial Corp.

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2006	2005	2004	2003	2002
Total assets	$300,560	$275,517	$273,380	$262,512	$238,577
Securities	51,774	56,304	63,362	49,162	48,748
Loans receivable, net	213,344	192,526	179,575	190,482	169,557
Deposits	244,492	230,503	232,874	217,110	204,425
Borrowed funds	30,000	19,500	15,000	20,700	10,000
Stockholders' equity	23,917	23,615	23,616	22,655	22,680
Stockholders' equity per common share	$18.86	$18.63	$18.63	$17.87	$17.02
Tangible stockholders' equity per common share	$17.74	$17.50	$17.48	$16.70	$15.82

	For the year ended December 31,
Operations Data	2006	2005	2004	2003	2002
Interest income	$16,259	$14,877	$13,953	$14,209	$14,653
Interest expense	6,968	5,573	5,219	4,901	5,161
Net interest income	9,291	9,304	8,734	9,308	9,492
Provision for loan losses	358	205	290	330	381
Net interest income after provision for loan losses	8,933	9,099	8,444	8,978	9,111
Noninterest income	2,934	3,317	2,535	1,785	1,400
Noninterest expense	9,409	9,146	7,909	7,522	7,420
Income before income taxes	2,458	3,270	3,070	3,241	3,091
Provision for income taxes	492	697	513	749	834
Net income	$1,966	$2,573	$2,557	$2,492	$2,257
Average common shares outstanding	1,267,835	1,267,835	1,267,835	1,301,714	1,332,835
Basic earnings per share	$1.55	$2.03	$2.02	$1.91	$1.69
Dividends per share (2)	$1.10	$1.02	$0.94	$1.11	$1.03

	As of or for the year ended December 31,
Other Data	2006	2005	2004	2003	2002
Performance Ratios
Return on average assets	0.69%	0.94%	0.96%	0.99%	0.99%
Return on average equity	8.28%	10.69%	11.08%	10.96%	10.21%
Yield on interest-earning assets (1)	6.30%	6.00%	5.81%	6.28%	6.93%
Cost of interest-bearing liabilities	3.23%	2.70%	2.57%	2.56%	2.99%
Cost of funds	2.69%	2.24%	2.15%	2.16%	2.53%
Interest rate spread (1)	3.08%	3.30%	3.24%	3.72%	3.94%
Net interest margin (1)	3.68%	3.82%	3.71%	4.18%	4.54%
Efficiency ratio (1) (3)	74.18%	69.72%	67.11%	64.16%	64.98%
Noninterest expense to average assets	3.30%	3.33%	2.96%	2.99%	3.25%
Interest-earning assets to average assets	92.89%	92.82%	92.86%	92.69%	94.65%
Loans to deposits	87.26%	83.52%	77.11%	87.74%	82.94%
Dividend payout ratio (2)	70.93%	50.25%	46.61%	57.98%	60.95%
Asset Quality Ratios
Non-performing loans to total loans	0.85%	0.75%	0.46%	0.69%	0.68%
Non-performing assets to total assets	0.65%	0.57%	0.33%	0.52%	0.49%
Allowance for loan losses to total loans	0.94%	0.96%	1.00%	0.92%	0.93%
Allowance for loan losses to non-performing loans	110.54%	128.72%	215.48%	133.71%	136.81%
Capital Ratios
Stockholders' equity to assets	7.96%	8.57%	8.64%	8.63%	9.51%
Tangible stockholders' equity to tangible assets	7.52%	8.09%	8.15%	8.11%	8.90%
Average equity to average assets	8.32%	8.75%	8.63%	9.02%	9.69%

(1)	Interest income utilized in calculation is on a fully tax equivalent basis.
(2)	Includes $0.25 per share special cash dividend paid in 2003 and 2002.
(3)
The efficiency ratio is calculated by dividing operating expenses (less intangible amortization) by net interest income (on a fully tax equivalent basis) and noninterest income. The efficiency ratio gives a measure of how effectively a financial institution is operating.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis represents a review of Emclaire Financial Corp.’s consolidated financial condition and results of operations. This review should be read in conjunction with the consolidated financial statements presented later in this report.

Business Summary

Emclaire Financial Corp. (the Corporation) is a Pennsylvania corporation and bank holding company that provides a full range of retail and commercial financial products and services to customers in western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton (the Bank).

The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits. The Bank operates through a network of eleven offices in Venango, Butler, Clarion, Clearfield, Elk and Jefferson counties, Pennsylvania. The Corporation and the Bank are headquartered in Emlenton, Pennsylvania. Farmers National Financial Services, formed in 2004, is a division of the Bank that offers retail brokerage and other investment services to customers in the Bank’s market area.

The Bank is subject to examination and comprehensive regulation by the Office of the Comptroller of the Currency (OCC), which is the Bank’s chartering authority, and the Federal Deposit Insurance Corporation (FDIC), which insures customer deposits held by the Bank to the full extent provided by law. The Bank is a member of the Federal Reserve Bank of Cleveland (FRB) and the Federal Home Loan Bank of Pittsburgh (FHLB). The Corporation, as a registered bank holding company, is subject to regulation by the Federal Reserve Board.

Overview

The Corporation reported a reduction in income for 2006 as consolidated net income was $2.0 million or $1.55 per share for 2006, compared to net income of $2.6 million or $2.03 per share for 2005.

The reduction in net income of $607,000 or 23.6% for the year ended December 31, 2006, compared to the same period in 2005, was primarily due to certain charges associated with strategic reorganization initiatives undertaken in 2006. In addition, net income was adversely impacted by an increase in the provision for loan losses and a decrease in noninterest income, partially offset by a decrease in the provision for income taxes. The increase in the provision for loan losses was primarily due to growth in the loan portfolio, particularly with respect to commercial loans. The decrease in noninterest income for 2006 was primarily due to a reduction in gains on sales of securities. The decrease in the provision for income taxes in 2006 was due to lower pre-tax income.

During the year ended December 31, 2006, the Corporation experienced significant asset growth as total assets increased $25.0 million or 9.1% to $300.6 million at year end from $275.5 million at December 31, 2005. This asset growth was driven by total loan portfolio growth of $20.8 million or 10.8% funded by increases in customer deposits of $14.0 million or 6.1% and borrowed funds of $10.5 million or 53.8%.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

The reorganization charges, all of which were realized in the fourth quarter of 2006, were the result of an ongoing strategic review of all aspects of the Bank’s operations that was initiated by the Board of Directors and executive management in June 2006. This review resulted in certain changes in personnel and a streamlining of back room operations to better utilize technology investments and to improve operating controls. During the fourth quarter of 2006, the Bank offered a voluntary early retirement program to eligible employees resulting in a pension expense charge of $375,000. In addition to these retirement costs, severance and other costs associated with the reorganization totaled $184,000.

Changes in Financial Condition

Total assets increased $25.0 million or 9.1% to $300.6 million at December 31, 2006 from $275.5 million at December 31, 2005. This increase was primarily due to increases in loans receivable and cash and equivalents of $20.8 million and $6.4 million, respectively. Also contributing to the increase in total assets was an increase in premises and equipment of $1.8 million as the Corporation opened a new banking office and purchased an existing bank office facility for future use. Partially offsetting the net increase in assets was a decrease in securities as these funds were utilized, in part, to fund loan growth.

The increase in the Corporation’s total assets was primarily funded by increases in total liabilities of $24.7 million or 9.8% and total stockholders’ equity of $302,000 or 1.3%. The increase in total liabilities was primarily due to increases in customer deposits of $14.0 million or 6.1% and borrowed funds of $10.5 million or 53.8%.

Cash and cash equivalents. These accounts increased a combined $6.4 million to $16.7 million at December 31, 2006 from $10.4 million at December 31, 2005. These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds. Decreases result from customer deposit withdrawals, new loan originations or other loan fundings, security purchases, repayments of borrowed funds and cash dividends to stockholders. The Corporation maintained a higher balance of cash at year end December 31, 2006 than at the prior year end primarily as a result of the flat market interest rate yield curve as management determined that investing in overnight funds, rather than longer term bonds or securities, provided greater operational flexibility to reinvest such funds in higher-yielding loan products.

Securities. Securities decreased $4.5 million or 8.0% to $51.8 million at December 31, 2006 from $56.3 million at December 31, 2005. The overall decrease in securities for the year resulted from management deploying funds from securities into loan growth and, as noted above, the lack of higher yielding long term investment opportunities in the prevailing interest rate environment during the period. Further, the Corporation had minimal security purchases during the year.

Loans receivable. Net loans receivable increased $20.8 million or 10.8% to $213.3 million at December 31, 2006 from $192.5 million at December 31, 2005. This increase can be primarily attributed to growth in the Corporation’s commercial loan portfolios. Commercial real estate loans increased $8.1 million or 15.4% and commercial business loans increased $6.9 million or 24.7%. This growth in commercial loans can be attributed to the production success of the Bank’s Corporate Banking Group established during 2004 and the related continued market penetration in larger communities served by the Bank.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Also contributing to the growth in the loan portfolio was an increase in home equity loans of $7.4 million or 18.5% due primarily to home equity loan campaigns put forth during the year. Residential first mortgage loans decreased $1.3 million or 2.0% during the year despite strong residential mortgage production. This strong residential mortgage production was offset by the sale of $4.0 million of fixed-rate conforming 30-year mortgages. These loans were sold to the secondary market in connection with managing interest rate risk. Other consumer loans were flat during the period.

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets increased $381,000 to $1.9 million or 0.65% of total assets at December 31, 2006 from $1.6 million or 0.57% of total assets at December 31, 2005. Non-performing assets consisted of non-performing loans and REO of $1.8 million and $98,000, respectively, at December 31, 2006 and $1.5 million and $106,000, respectively, at December 31, 2005. Non-performing assets at both year end dates were associated primarily with one larger credit relationship.

Federal bank stocks. Federal bank stocks were comprised of FHLB stock and FRB stock of $1.9 million and $333,000, respectively, at December 31, 2006. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks. The increase at December 31, 2006 compared to December 31, 2005 can be attributed to an increase in FHLB borrowings during 2006.

Bank-owned life insurance (BOLI). The Corporation maintains single premium life insurance policies on twenty current and former officers and employees of the Bank. In addition to providing life insurance coverage, whereby the Bank as well as the officers and employees receive life insurance benefits, the appreciation of the cash surrender value of the BOLI will serve to offset and finance existing and future employee benefit costs. Increases in this account during 2006 were associated with the increase in the cash surrender value of the policies, partially offset by certain administrative expenses.

Premises and equipment. Premises and equipment increased $1.8 million or 30.0% to $8.0 million at December 31, 2006 from $6.1 million at December 31, 2005. The net increase resulted from capital expenditures of $2.7 million. During 2006, the Corporation constructed a new branch office at a cost of $1.4 million. This office opened in November 2006. In December 2006, the Corporation purchased a full service banking facility for $690,000. In addition, during the year, the Corporation added a drive-through facility to one of its offices and made certain technology investments totaling $500,000 and $400,000, respectively. The overall increase in premises and equipment during the year was partially offset by normal depreciation of fixed assets and the write-off of certain obsolete equipment of $849,000 and $115,000, respectively.

Deposits. Total deposits increased $14.0 million or 6.1% to $244.5 million at December 31, 2006 from $230.5 million at December 31, 2005. While noninterest-bearing deposits remained flat during the year, interest-bearing deposits increased by 7.5% principally as the result of certain certificate of deposit specials promoted in the latter part of the year to fund loan growth and to market the opening of the new branch office.

Borrowed funds. Borrowed funds, or advances from the FHLB, increased $10.5 million or 53.8% to $30.0 million at December 31, 2006 from $19.5 million at December 31, 2005. The increase in advances was the result of management’s matching long-term borrowed funds with loans originated during the second and third quarters of 2006.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Changes in Results of Operations

The Corporation reported net income of $2.0 million, $2.6 million and $2.6 million in 2006, 2005 and 2004, respectively. The following “Average Balance Sheet and Yield/Rate Analysis” and “Analysis of Changes in Net Interest Income” tables should be utilized in conjunction with the discussion of the net interest income and interest expense components of net income.

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average loan balances include non-accrual loans and exclude the allowance for loan losses and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis. The information is based on average daily balances during the periods presented.

(Dollar amounts in thousands)	Year ended December 31,
	2006			2005			2004
	Average		Yield /	Average		Yield /	Average		Yield /
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Loans, taxable	$200,499	$13,554	6.76%	$181,109	$12,011	6.63%	$178,998	$11,414	6.38%
Loans, tax-exempt	6,781	438	6.46%	7,052	454	6.44%	7,376	478	6.48%
Total loans receivable	207,280	13,992	6.75%	188,161	12,465	6.62%	186,374	11,892	6.38%
Securities, taxable	37,944	1,481	3.90%	47,075	1,714	3.64%	40,245	1,396	3.47%
Securities, tax-exempt	15,250	1,013	6.64%	15,468	1,012	6.53%	15,398	1,014	6.59%
Total securities	53,194	2,494	4.69%	62,543	2,726	4.36%	55,643	2,410	4.33%
Interest-earning deposits with banks	2,608	129	4.95%	2,978	81	2.72%	4,405	71	1.61%
Federal bank stocks	1,945	94	4.83%	1,633	58	3.55%	1,753	42	2.40%
Total interest-earning cash equivalents	4,553	223	4.90%	4,611	139	3.01%	6,158	113	1.84%
Total interest-earning assets	265,027	16,709	6.30%	255,315	15,330	6.00%	248,175	14,415	5.81%
Cash and due from banks	6,922			7,399			7,175
Other noninterest-earning assets	13,376			12,340			11,913
Total Assets	$285,325			$275,054			$267,263

Interest-bearing liabilities:
Interest-bearing demand deposits	$72,584	770	1.06%	$79,063	570	0.72%	$77,421	457	0.59%
Time deposits	120,544	5,197	4.31%	110,829	4,324	3.90%	110,456	4,129	3.74%
Total interest-bearing deposits	193,128	5,967	3.09%	189,892	4,894	2.58%	187,877	4,586	2.44%
Borrowed funds, short-term	1,147	53	4.62%	1,199	50	4.17%	504	3	0.60%
Borrowed funds, long-term	21,521	948	4.40%	15,000	629	4.19%	15,000	630	4.20%
Total borrowed funds	22,668	1,001	4.42%	16,199	679	4.19%	15,504	633	4.08%
Total interest-bearing liabilities	215,796	6,968	3.23%	206,091	5,573	2.70%	203,381	5,219	2.57%
Noninterest-bearing demand deposits	43,556	-	-	42,450	-	-	38,800	-	-
Funding and cost of funds	259,352	6,968	2.69%	248,541	5,573	2.24%	242,181	5,219	2.15%
Other noninterest-bearing liabilities	2,224			2,452			2,005
Total Liabilities	261,576			250,993			244,186
Stockholders' Equity	23,749			24,061			23,077
Total Liabilities and Stockholders' Equity	$285,325			$275,054			$267,263
Net interest income		$9,741			$9,757			$9,196
Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			3.08%			3.30%			3.24%

Net interest margin (net interest income as a percentage of average interest earning assets)			3.68%			3.82%			3.71%

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (1) changes in volume of interest-earning assets and interest-bearing liabilities and (2) changes in yields and rates. The table reflects the extent to which changes in the Corporation’s interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on loans and securities reflect the changes in interest income on a fully tax equivalent basis.

(Dollar amounts in thousands)	2006 versus 2005			2005 versus 2004
	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans	$1,287	$240	$1,527	$115	$458	$573
Securities	(428)	196	(232)	300	16	316
Interest-earning deposits with banks	(11)	59	48	(28)	38	10
Federal bank stocks	13	23	36	(3)	19	16
Total interest-earning assets	861	518	1,379	384	531	915

Interest expense:
Deposits	85	988	1,073	50	258	308
Borrowed funds	284	38	322	29	17	46
Total interest-bearing liabilities	369	1,026	1,395	79	275	354
Net interest income	$492	$(508)	$(16)	$305	$256	$561

2006 Results Compared to 2005 Results

The Corporation reported net income of $2.0 million and $2.6 million for 2006 and 2005, respectively. The $607,000 or 23.6% decrease in net income can be attributed to decreases in net interest income and noninterest income of $13,000 and $383,000, respectively, and increases in the provision for loan losses and noninterest expense of $153,000 and $263,000, respectively. Partially offsetting these unfavorable comparisons, the provision for income taxes decreased $205,000.

Net interest income. The primary source of the Corporation’s revenue is net interest income. Net interest income is the difference between interest income on earning assets such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets. Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities, and changes in the level of interest rates. Tax equivalent net interest income decreased $16,000 to $9.7 million for 2006. This decrease in net interest income can be attributed to an increase in tax equivalent interest income of $1.4 million and a corresponding increase in interest expense.

Interest income. Tax equivalent interest income increased $1.4 million or 9.0% to $16.7 million for 2006, compared to $15.3 million for 2005. This increase can be attributed to an increase in interest earned on loans, interest-earning deposits and federal bank stocks of $1.5 million, $48,000 and $36,000, respectively, partially offset by a $232,000 decrease in interest earned on securities.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Tax equivalent interest earned on loans receivable increased $1.5 million or 12.2% to $14.0 million for 2006, compared to $12.5 million for 2005. During that time, average loans increased $19.1 million or 10.2%, accounting for $1.3 million in additional loan interest income. Additionally, the interest rate earned on loans increased as market interest rates for lending were more favorable in 2006 compared to 2005 and the yield on loans increased 13 basis points to 6.75% for 2006, versus 6.62% for 2005 contributing $240,000 in additional interest income. The increase in average loans outstanding can be attributed to the aforementioned commercial and home equity loan growth experienced during 2006 as well as the positive impact in 2006 of loan growth in 2005.

Tax equivalent interest earned on securities decreased $232,000 or 8.5% to $2.5 million for 2006, compared to $2.7 million for 2005. The average volume of these assets decreased $9.3 million or 14.9% primarily as a result of the utilization of these funds for loan growth. The average yield on securities increased by 33 basis points, as a result of certain lower yielding securities maturing, partially offsetting the decline in interest income associated with the volume decline.

Interest earned on interest-earning deposit accounts increased $48,000 to $129,000 for 2006, compared to $81,000 for 2005, as a result of a higher yield realized partially offset by lower average balances maintained. Interest earned on federal bank stocks increased $36,000 to $94,000 for 2006, compared to $58,000 for 2005 as a result of a higher volume and higher yield.

Interest expense. Interest expense increased $1.4 million or 25.0% to $7.0 million for 2006, compared to $5.6 million for 2005. This increase in interest expense can be attributed to an increase in interest incurred on deposits and borrowed funds of $1.1 million and $322,000, respectively.

Deposit interest expense increased $1.1 million or 21.9% to $6.0 million for 2006, compared to $4.9 million for 2005. This increase in deposit interest expense was principally rate driven as the cost of interest-bearing deposits increased 51 basis points to 3.09% for 2006 versus 2.58% for 2005 contributing $988,000 in additional expense. The average volume of deposits increased modestly by $3.2 million or 1.7% contributing to an additional $85,000 in interest expense. The increase in the interest rate on deposits can be attributed to the increase in short term market interest rates during 2006 and 2005 as well as to the Corporation offering certain higher priced certificate products during 2006.

Interest expense on borrowed funds increased $322,000 to $1.0 million for 2006, compared to $679,000 for 2005 due to $15.0 million of FHLB term borrowings placed in the second and third quarters of 2006.

Provision for loan losses. The Corporation records provisions for loan losses to maintain a level of total allowance for loan losses that management believes, to the best of its knowledge, covers all known and inherent losses that are both probable and reasonably estimable at each reporting date. Management considers historical loss experience, the present and prospective financial condition of borrowers, current conditions (particularly as they relate to markets where the Corporation originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses increased $153,000 to $358,000 for 2006, compared to $205,000 for 2005. The Corporation’s allowance for loan losses amounted to $2.0 million or 0.94% of the Corporation’s total loan portfolio at December 31, 2006, compared to $1.9 million or 0.96% at December 31, 2005. The allowance for loan losses as a percentage of non-performing loans at December 31, 2006 and 2005 was 110.5% and 128.7%, respectively. The increase in the provision for loan losses from 2005 to 2006 was primarily due to the aforementioned growth in the loan portfolio.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Noninterest income. Noninterest income includes items that are not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, including fees on depository accounts, general transaction and service fees, commissions on financial services, security and loan gains and losses, and earnings on BOLI. Noninterest income decreased $383,000 or 11.6% to $2.9 million for 2006, compared to $3.3 million for 2005. This decrease can be primarily attributed to a decrease in gains on the sale of securities of $457,000. This decrease resulted primarily from the 2005 gains realized of $628,000 as management elected to divest a community bank stock investment. In 2006, the Corporation realized $372,000 in gains from the sale of this particular investment. Also contributing to the decrease was a 2005 involuntary transaction that resulted from the sale of a community bank which contributed $198,000 to gains on the sale of securities. Partially offsetting the decrease in noninterest income were increases in fee and service income of $64,000 and gains on the sale of loans of $53,000 as management sold $4.0 million of 30-year fixed rate conforming mortgage loans.

Noninterest expense. Noninterest expense increased $263,000 or 2.9% to $9.4 million for 2006, compared to $9.1 million for 2005. This increase in noninterest expense is comprised of increases in compensation and employee benefits and premises and equipment of $525,000 and $26,000, respectively, partially offset by reductions in intangible amortization expense and other expenses of $24,000 and $264,000, respectively.

The largest component of noninterest expense is compensation and employee benefits. This expense increased $525,000 or 10.2%. This increase was primarily the result of the Corporation realizing charges relating to the aforementioned reorganization. These charges included $375,000 in pension expense for employees who took part in an early retirement program as well as $184,000 for severance, other benefits and legal costs associated with the reorganization.

Premises and equipment expense increased $26,000 or 1.6% as a result of increased occupancy costs related to a new drive-thru facility as well as a new branch location. Also contributing to the increase was the write-off of an asset determined to be obsolete.

Other expense decreased $264,000 or 11.0% primarily due to a decrease in telephone expenses of $155,000 as the Corporation received credit from its telephone vendor for billing errors. Also contributing to this decrease was a $203,000 write-off of amounts related to a correspondent bank reconciliation in 2005, which resulted from inefficiencies related to consolidation of their offices as wells as variances resulting from the Bank’s technology conversions late in 2004.

The provision for income taxes decreased $205,000 or 29.4% to $492,000 for 2006, compared to $697,000 for 2005. Contributing to this change was the decrease in the Corporation’s pre-tax earnings of $812,000.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

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

Management’s Discussion and Analysis of
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

Interest expense on borrowed funds increased $46,000 or 7.3% to $679,000 for 2005, compared to $633,000 for 2004. This increase was a result of the increase in the average balance of borrowed funds of $695,000 or 4.5% to $16.2 million in 2005 from $15.5 million in 2004 resulting in additional interest expense of $29,000. In addition to the volume increase, the average rate on borrowed funds increased 11 basis points to 4.19% for 2005 versus 4.08% for 2004 resulting in an increase in interest expense due to rate of $17,000. The increase in the average balance and rate of borrowed funds was primarily a result of the FHLB short-term borrowings incurred throughout 2005 primarily to fund loan demand and the outflow in deposits.

Provision for loan losses. The provision for loan losses decreased $85,000 or 29.3% to $205,000 for 2005, compared to $290,000 for 2004. The Corporation’s allowance for loan losses amounted to $1.9 million or 0.96% of the Corporation’s total loan portfolio at December 31, 2005, compared to $1.8 million or 1.00% at December 31, 2004. The allowance for loan losses as a percentage of non-performing loans at December 31, 2005 and 2004 was 128.72% and 215.48%, respectively. The decrease in the provision for loan losses from 2004 to 2005 was primarily due to the decrease of charge-offs and also qualitative factors such as local economics, portfolio mix and trends.

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

During July 2004, the Corporation entered into an agreement with Blue Vase Securities, LLC to provide investment advisory services to our customers, and operates as Farmers National Financial Services. Blue Vase Securities, LLC is a nation-wide, full-service, independent broker/dealer that offers various services such as investments, insurances, wealth management, advisory services, estate and retirement planning and account consolidation. This partnership has enabled us to provide our customers with financial solutions that extend outside the Bank’s ordinary deposit products and services. The Corporation earns commissions from providing this service and recognized an increase of $342,000 in commissions to $437,000 for the year ended December 31, 2005 compared to $95,000 in 2004.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

In 2004, management elected to sell its student loan portfolio based on the low interest rate environment and the higher expense associated with the servicing of these loans. The final sale of this portfolio occurred in 2005. Gains on the sale of loans decreased $32,000 or 86.5% to $5,000 for the year ended December 31, 2005 compared to $37,000 for the year ended December 31, 2004.

In 2003, management began to diversify its security portfolio with an emphasis on marketable equity securities of community banks with growth potential, increasing dividend yields and the potential to diversify the Corporation’s business. In 2005, management continued to realize gains on the diversification of the security portfolio. The first investment contributed $628,000 to gains on securities as management elected to divest this investment into other community bank stocks and other funding needs. The second investment, which was an involuntary transaction that resulted from the sale of the community bank, contributed $198,000 to gains on securities. The Bank also realized gains on securities from the sale of other equity investments of $31,000.

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

The largest component of noninterest expense is compensation and employee benefits. This expense increased $712,000 or 16.2%. Normal annual salary and wage adjustments, increased health insurance and pension costs, higher director’s fees, and commissions paid to the financial services representative were the major components of this increase. Also contributing to the increase was the addition of a new commercial lender, compliance officer, financial services assistant, trainer and credit analyst. Partially offsetting this increase was an increase in standard loan costs deferred associated with personnel as a result of increased loan production.

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

Other noninterest expense increased $305,000 or 14.6% primarily as a result of increased professional fees, travel and entertainment, loan expenses, collection costs, bad checks and other losses, expenses associated with the overdraft privilege program and losses associated with reconciling items related to a correspondent bank relationship. During 2005, the introduction of the overdraft privilege program to our product and service line accounted for $47,000 of the increase in other noninterest expenses. Also contributing to this increase was the write-off of amounts related to a correspondent bank reconciliation of $203,000 resulting from the inefficiencies related to consolidation of their offices as well as variances resulting from the Bank’s technology conversions late in 2004.

Provision for income taxes increased $184,000 or 35.9% to $697,000 for 2005, compared to $513,000 for 2004. Contributing to this change was the increase in the effective tax rate to 21.3% for 2005 from 16.7% for 2004. During 2004, the Corporation generated tax credits and reduced federal income tax expense primarily as a result of the historical renovations to our headquarters located in Emlenton, Pennsylvania.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Market Risk Management

The primary objective of the Corporation’s asset liability management function is to maximize the Corporation’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Corporation’s operating environment, capital and liquidity requirements, balance sheet mix, performance objectives and overall business focus. One of the primary measures of the exposure of the Corporation’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities.

The Corporation’s Board of Directors has established a Finance Committee, consisting of four outside directors, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, to monitor market risk, including primarily interest rate risk. This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset liability management policies established by the Corporation.

In order to minimize the potential for adverse affects of material and prolonged changes in interest rates on the Corporation’s results of operations, the Corporation’s management has implemented and continues to monitor asset liability management policies to better match the maturities and repricing terms of the Corporation’s interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of (i) originating adjustable-rate mortgage loans; (ii) originating short-term secured commercial loans with the rate on the loan tied to the prime rate or reset features in which the rate changes at determined intervals; (iii) emphasizing investment in shorter-term (15 years or less) investment securities; (iv) selling longer-term (30-year) fixed-rate residential mortgage loans in the secondary market; (v) maintaining a high level of liquid assets (including securities classified as available for sale) that can be readily reinvested in higher yielding investments should interest rates rise; (vi) emphasizing the retention of lower-costing savings accounts and other core deposits; and (vii) lengthening liabilities and locking in lower borrowing rates with longer terms whenever possible.

Interest Rate Sensitivity Gap Analysis

The implementation of asset and liability initiatives and strategies and compliance with related policies, combined with other external factors such as demand for the Corporation’s products and economic and interest rate environments in general, has resulted in the Corporation maintaining a one-year cumulative interest rate sensitivity gap ranging between a positive and negative 20% of total assets. The one-year interest rate sensitivity gap is identified as the difference between the Corporation’s interest-earning assets that are scheduled to mature or reprice within one year and its interest-bearing liabilities that are scheduled to mature or reprice within one year.

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

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Based on certain assumptions provided by a federal regulatory agency, which management believes most accurately represents the sensitivity of the Corporation’s assets and liabilities to interest rate changes, at December 31, 2006, the Corporation’s interest-earning assets maturing or repricing within one year totaled $78.5 million while the Corporation’s interest-bearing liabilities maturing or repricing within one-year totaled $92.2 million, providing an excess of interest-bearing liabilities over interest-earning assets of $13.7 million or a negative 4.6% of total assets. At December 31, 2006, the percentage of the Corporation’s assets to liabilities maturing or repricing within one year was 85.1%.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2006 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in	Due within	Due within	Due within	Due in
	six months	six months	one to	three to	over
	or less	to one year	three years	five years	five years	Total
Total interest-earning assets	$52,564	$25,877	$90,720	$47,079	$57,181	$273,421
Total interest-bearing liabilities	50,515	41,649	53,156	28,421	100,787	274,528
Maturity or repricing gap during the period	$2,049	$(15,772)	$37,564	$18,658	$(43,606)	$(1,107)
Cumulative gap	$2,049	$(13,723)	$23,841	$42,499	$(1,107)
Ratio of gap during the period to total assets	0.68%	(5.25%)	12.50%	6.21%	(14.51%)
Ratio of cumulative gap to total assets	0.68%	(4.57%)	7.93%	14.14%	(0.37%)
Total assets						$300,560

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

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position regarding maturities, repricing and prepayments. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Corporation has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Management’s Discussion and Analysis of
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

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Corporation’s historical experience and industry standards and are applied consistently across the different rate risk measures.

The Corporation has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 25% for a one-year period.

Portfolio equity simulation. Portfolio equity is the net present value of the Corporation’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 30% of stockholders’ equity.

These guidelines take into consideration the current interest rate environment, the Corporation’s financial asset and financial liability product mix and characteristics and liquidity sources among other factors. Given the current rate environment, a drop in short-term market interest rates of 200 basis points immediately or over a one-year horizon would seem unlikely. This should be considered in evaluating modeling results outlined in the table below.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, for the years ended December 31, 2006 and 2005, respectively. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2006 remained constant. The impact of the market rate movements on net interest income was developed by simulating the effects of rates changing gradually during a one-year period from the December 31, 2006 levels for net interest income.

	Increase		Decrease
	+100	+200	-100	-200
	BP	BP	BP	BP
2006 Net interest income - increase (decrease)	1.12%	0.73%	(0.33%)	(3.43%)

2005 Net interest income - increase (decrease)	0.40%	(0.53%)	(1.45%)	(4.75%)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

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

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Corporation’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Capital Resources

Total stockholders’ equity increased $302,000 or 1.3% to $23.9 million at December 31, 2006 from $23.6 million at December 31, 2005. Net income of $2.0 million in 2006, represented a decline in earnings of $607,000 or 23.6% compared to last year. Returns on average equity and assets were 8.28% and 0.69%, respectively, for 2006.

The Corporation has maintained a strong capital position with a capital to assets ratio of 8.0% at December 31, 2006, a decline compared to the ratio of 8.6% a year earlier. While continuing to sustain this strong capital position, regular quarterly dividends increased to $1.4 million in 2006 from $1.3 million in 2005. Stockholders have taken part in the Corporation’s dividend reinvestment plan introduced during 2003 with 40% of registered shareholder accounts active in the plan at December 31, 2006.

Capital adequacy is intended to enhance the Corporation’s ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements. Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions. At December 31, 2006, the Corporation and the Bank were in excess of all regulatory capital requirements.

Liquidity

The Corporation’s primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities. During 2006, the Corporation used its sources of funds primarily to fund loan commitments. As of December 31, 2006, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $22.6 million, and standby letters of credit totaling $463,000. The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank’s ability to meet demands for customer withdrawals and the repayment of short-term borrowings, and the Bank is currently in compliance with all liquidity policy limits.

At December 31, 2006, time deposits amounted to $129.5 million or 53.0% of the Corporation’s total consolidated deposits, including approximately $58.9 million, which are scheduled to mature within the next year. Management of the Corporation believes that they have adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a line of credit and term borrowing capacity from the FHLB and, to a limited and rare extent, through the sale of loans. At December 31, 2006, the Corporation’s borrowing capacity with the FHLB, net of funds borrowed, was $110.6 million.

Management is not aware of any conditions, including any regulatory recommendations or requirements, that would adversely impact its liquidity or its ability to meet funding needs in the ordinary course of business.

Critical Accounting Policies

The Corporation’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates or judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates or judgments. Certain policies inherently have a greater reliance on the use of estimates, and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates or judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily though the use of internal cash flow modeling techniques.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on the financial statements. Management has identified the following as critical accounting policies.

Allowance for loan losses. The Corporation considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The balance in the allowance for loan losses is determined based on management’s review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions and other pertinent factors, including management’s assumptions as to future delinquencies, recoveries and losses. All of these factors may be susceptible to significant change. Among the many factors affecting the allowance for loan losses, some are quantitative while others require qualitative judgment. Although management believes its process for determining the allowance adequately considers all of the potential factors that could potentially result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for loan losses may be required that would adversely impact the Corporation’s financial condition or earnings in future periods.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Recent Accounting and Regulatory Pronouncements

In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Corporation will be as of the beginning of fiscal 2007. The Corporation does not believe that the adoption of SFAS 156 will have a significant effect on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006, which for the Corporation will be as of the beginning of fiscal 2007. The Corporation does not believe that the adoption of this interpretation will have a significant effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Corporation is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158), which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. The measurement date, the date at which the benefit obligation and plan assets are measured, is required to be the Corporation’s fiscal year end. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Corporation, in accordance with and in connection with the adoption of SFAS 158, recognized $360,000 in accumulated other comprehensive income, net of taxes, as of December 31, 2006.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulleting No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. SAB 108 is effective for fiscal years ending after November 15, 2006. The Corporation in accordance with and in connection with the adoption of SAB 108, adjusted its beginning retained earnings for 2006 by $120,000 in the accompanying consolidated balance sheet.

In September 2006, FASB’s EITF issued EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement. Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106 or Accounting Principals Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The disclosures are required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Corporation is currently evaluating the impact that the implementation of EITF 06-4 may have on its consolidated financial statements.

In October 2006, the FASB issued FSP No. 123(R)-5, Amendment of FASB Staff Position FAS 123(R)-1 (FSP 123(R)-5). FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. FSP 123(R)-5 is effective for the Corporation January 1, 2007. The Corporation does not expect the adoption of FSP 123(R)-5 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for the Corporation January 1, 2008. The Corporation is evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Forward Looking Statements

Discussions of certain matters in this Annual Report and other related year end documents may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such, may involve risks and uncertainties. These forward-looking statements relate to, among other things, expectations of the business environment in which the Corporation operates, projections of future performance and potential future credit experience. The Corporation’s actual results, performance and achievements may differ materially from the results, performance and achievements expressed or implied in such forward-looking statements due to a wide range of factors. These factors include, but are not limited to, changes in interest rates, general economic conditions, the local economy, accounting principles or guidelines, legislative and regulatory changes, government monetary and fiscal policies, real estate markets, financial services industry competition, attracting and retaining key personnel, regulatory actions and other risks detailed in the Corporation’s reports filed with the SEC from time to time. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The Corporation does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Consolidated Balance Sheets

(Dollar amounts in thousands, except share data)

	December 31,
	2006	2005
Assets
Cash and due from banks	$7,540	$9,399
Interest earning deposits with banks	9,177	968
Total cash and cash equivalents	16,717	10,367
Securities:
Available for sale, at fair value	51,774	56,289
Held to maturity	-	15
Total securities	51,774	56,304
Loans receivable, net of allowance for loan losses of $2,035 and $1,869	213,344	192,526
Federal bank stocks, at cost	2,217	1,773
Bank-owned life insurance	4,794	4,623
Accrued interest receivable	1,374	1,271
Premises and equipment, net	7,958	6,123
Goodwill	1,422	1,422
Other intangible assets	-	7
Prepaid expenses and other assets	960	1,101
Total Assets	$300,560	$275,517
Liabilities and Stockholders' Equity
Liabilities
Deposits:
Non-interest bearing	$44,045	$44,044
Interest bearing	200,447	186,459
Total deposits	244,492	230,503
Borrowed funds:
Short-term	-	4,500
Long-term	30,000	15,000
Total borrowed funds	30,000	19,500
Accrued interest payable	825	607
Accrued expenses and other liabilities	1,326	1,292
Total Liabilities	276,643	251,902
Stockholders' Equity
Preferred stock, $1.00 par value, 3,000,000 shares authorized; none issued	-	-
Common stock, $1.25 par value, 12,000,000 shares authorized; 1,395,852 shares issued, 1,267,835 shares outstanding	1,745	1,745
Additional paid-in capital	10,871	10,871
Treasury stock, at cost; 128,017 shares	(2,653)	(2,653)
Retained earnings	14,370	13,678
Accumulated other comprehensive loss	(416)	(26)
Total Stockholders' Equity	23,917	23,615
Total Liabilities and Stockholders' Equity	$300,560	$275,517

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(Dollar amounts in thousands, except share data)
	Year ended December 31,
	2006	2005	2004
Interest and dividend income
Loans receivable, including fees	$13,856	$12,325	$11,744
Securities:
Taxable	1,481	1,714	1,396
Exempt from federal income tax	699	699	700
Federal bank stocks	94	58	42
Deposits with banks	129	81	71
Total interest and dividend income	16,259	14,877	13,953
Interest expense
Deposits	5,967	4,894	4,586
Short-term borrowed funds	53	50	3
Long-term borrowed funds	948	629	630
Total interest expense	6,968	5,573	5,219
Net interest income	9,291	9,304	8,734
Provision for loan losses	358	205	290
Net interest income after provision for loan losses	8,933	9,099	8,444
Noninterest income
Fees and service charges	1,484	1,420	1,122
Commissions on financial services	408	437	95
Net gain on sales of loans	58	5	37
Net gain on available for sale securities	400	857	701
Earnings on bank-owned life insurance	195	191	192
Other	389	407	388
Total noninterest income	2,934	3,317	2,535
Noninterest expense
Compensation and employee benefits	5,632	5,107	4,395
Premises and equipment	1,637	1,611	1,386
Intangible amortization expense	7	31	36
Other	2,133	2,397	2,092
Total noninterest expense	9,409	9,146	7,909
Income before provision for income taxes	2,458	3,270	3,070
Provision for income taxes	492	697	513
Net income	$1,966	$2,573	$2,557
Basic earnings per share	$1.55	$2.03	$2.02
Average common shares outstanding	1,267,835	1,267,835	1,267,835

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)
Year ended December 31, 2006, 2005 and 2004
					Accumulated
		Additional			Other	Total
	Common	Paid-in	Treasury	Retained	Comprehensive	Stockholders'
	Stock	Capital	Stock	Earnings	Income (Loss)	Equity
Balance at January 1, 2004	$1,745	$10,871	$(2,653)	$11,033	$1,659	$22,655
Comprehensive income:
Net income				2,557		2,557
Change in net unrealized gains on securities available for sale, net of taxes of ($207)					(404)	(404)
Comprehensive income						2,153
Dividends declared, $0.94 per share				(1,192)		(1,192)
Balance at December 31, 2004	1,745	10,871	(2,653)	12,398	1,255	23,616
Comprehensive income:
Net income				2,573		2,573
Change in net unrealized gains (losses) on securities available for sale, net of taxes of ($660)					(1,281)	(1,281)
Comprehensive income						1,292
Dividends declared, $1.02 per share				(1,293)		(1,293)
Balance at December 31, 2005	1,745	10,871	(2,653)	13,678	(26)	23,615
Cumulative effect of adjustments resultingfrom the adoption of SAB No. 108				120		120
Adjusted balance at December 31, 2005	1,745	10,871	(2,653)	13,798	(26)	23,735
Comprehensive income:
Net income				1,966		1,966
Change in net unrealized losses on securities available for sale, net of taxes of ($14)					(30)	(30)
Comprehensive income						1,936
Adjustment to initially apply SFAS No. 158, net of taxes of ($185)					(360)	(360)
Dividends declared, $1.10 per share				(1,394)		(1,394)
Balance at December 31, 2006	$1,745	$10,871	$(2,653)	$14,370	$(416)	$23,917

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)
	Year ended December 31,
	2006	2005	2004
Cash flows from operating activities
Net income	$1,966	$2,573	$2,557
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	849	855	703
Provision for loan losses	358	205	290
Amortization of premiums and accretion of discounts, net	32	94	223
Amortization of intangible assets and mortgage servicing rights	14	37	36
Realized gain on sales of available for sale securities, net	(400)	(857)	(701)
Net gains on sales of loans	(58)	(5)	(37)
Proceeds from the sale of loans held for sale	-	546	3,541
Earnings on bank-owned life insurance, net	(171)	(175)	(176)
(Increase) decrease in accrued interest receivable	(103)	(68)	67
(Increase) decrease in prepaid expenses and other assets	(84)	572	(6)
Increase in accrued interest payable	218	30	100
Increase (decrease) in accrued expenses and other liabilities	35	(176)	(421)
Net cash provided by operating activities	2,656	3,631	6,176
Cash flows from investing activities
Loan originations and principal collections, net	(25,147)	(13,286)	6,628
Proceeds from the sale of loans	3,998	-	-
Available for sale securities:
Sales	1,089	1,646	945
Maturities, repayments and calls	5,848	8,809	13,299
Purchases	(2,076)	(4,552)	(28,549)
Held to maturity securities:
Sales	14	-	-
Maturities, repayments and calls	1	1	1
(Purchase) redemption of federal bank stocks	(444)	(42)	251
Purchase of customer relationship intangible	-	-	(20)
Purchases of premises and equipment	(2,684)	(1,300)	(682)
Net cash used in investing activities	(19,401)	(8,724)	(8,127)
Cash flows from financing activities
Net increase (decrease) in deposits	13,989	(2,371)	15,764
Increase in long-term borrowed funds	15,000	-	-
Increase (decrease) of overnight borrowed funds	(4,500)	4,500	(5,700)
Dividends paid on common stock	(1,394)	(1,293)	(1,192)
Net cash provided by financing activities	23,095	836	8,872
Net increase (decrease) in cash and cash equivalents	6,350	(4,257)	6,921
Cash and cash equivalents at beginning of period	10,367	14,624	7,703
Cash and cash equivalents at end of period	$16,717	$10,367	$14,624

Supplemental information:
Interest paid	$6,750	$5,543	$5,119
Income taxes paid	686	442	295

Supplemental noncash disclosures:
Transfers from loans to foreclosed real estate	50	106	69

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

Nature of Operations. The Corporation provides a variety of financial services to individuals and businesses through its offices in western Pennsylvania. Its primary deposit products are checking, savings and term certificate accounts and its primary lending products are residential and commercial mortgages, commercial business loans and consumer loans.

Use of Estimates and Classifications. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, fair value of financial instruments and the valuation of deferred tax assets. Certain amounts previously reported may have been reclassified to conform to the current year financial statement presentation. Such reclassifications did not affect net income or stockholders’ equity.

Significant Group Concentrations of Credit Risk. Most of the Corporation’s activities are with customers located within the western Pennsylvania region of the country. Note 2 discusses the type of securities that the Corporation invests in. Note 3 discusses the types of lending the Corporation engages in. The Corporation does not have any significant concentrations to any one industry or customer.

Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, cash items, interest-earning deposits with other financial institutions and federal funds sold and due from correspondent banks. Interest-earning deposits mature within one year and are carried at cost. Federal funds are generally sold or purchased for one day periods. Net cash flows are reported for loan and deposit transactions.

Restrictions on Cash. Cash on hand or on deposit with the Federal Reserve Bank of approximately $1.1 million and $2.1 million were required to meet regulatory reserve and clearing requirements at December 31, 2006 and 2005, respectively. Such balances do not earn interest.

Securities. Securities include investments primarily in bonds and notes and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Securities for which the Corporation has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. Securities that are not classified as held to maturity, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Securities (continued). Purchase premiums and discounts on securities are recognized in interest income using the interest method over the term of the securities. Declines in the fair value of securities below their cost that are deemed other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method and are included in operations in the period sold.

Loans Held for Sale. Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Loans held for sale are generally sold with servicing rights retained. The carrying value of such loans sold is reduced by the cost allocated to the servicing rights. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

Loans Receivable. The Corporation grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout western Pennsylvania. The ability of the Corporation’s debtors to honor their contracts is dependent upon real estate and general economic conditions in this area.

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

The accrual of interest on loans is typically discontinued at the time the loan is 90 days past due unless the credit is well secured and in the process of collection. Loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established for probable credit losses through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are typically credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of historic experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses (continued). The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable loses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loans effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of small balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential mortgage loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Bank-Owned Life Insurance (BOLI). The Bank purchased life insurance policies on certain key officers and employees. BOLI is recorded at its cash surrender value, or the amount that can be realized.

Premises and Equipment. Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the expected term of the leases. Expected terms include lease option periods to the extent that the exercise of such option is reasonably assured. Premises and equipment are reviewed for impairment when events indicate their carry amount may not be recoverable from future undiscounted cash flows. If impaired, assets are recorded at fair value.

Goodwill and Intangible Assets. Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired assets and liabilities. Core deposit intangible assets arise from whole bank or branch acquisitions and are measured at fair value and then are amortized on a straight-line basis over their estimated lives, generally less than 10 years. Customer relationship intangible assets arise from the purchase of a customer list from another company or individual and then are amortized on a straight-line basis over two years. Goodwill is not amortized and is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Notes to Consolidated Financial Statements (continued)

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

Real Estate Acquired Through Foreclosure. Real estate properties acquired through foreclosure are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results. Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $98,000 and $106,000 at December 31, 2006 and 2005, respectively.

Income Taxes. Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rate and laws.

Basic Earnings Per Common Share. The Corporation maintains a simple capital structure with no common stock equivalents. As such earnings per share computations are based on the weighted average number of common shares outstanding for the respective reporting periods. The Corporation’s capital structure contains no potentially dilutive securities.

Comprehensive Income. Comprehensive income includes net income from operating results and the net change in accumulated other comprehensive income. Accumulated other comprehensive income is comprised of unrealized holding gains and losses on securities available for sale and the over funded or under funded status of pension and other postretirement benefit plans on the balance sheet. The effects of other comprehensive income are presented as part of the statement of changes in stockholders’ equity.

Operating Segments. Operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all financial services operations are considered by management to be aggregated in one reportable operating segment.

Retirement Plans. The Corporation maintains a noncontributory defined benefit plan covering substantially all employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily on years of service and compensation rates near retirement. The Corporation also maintains a 401(k) plan, which covers substantially all employees and a supplemental executive retirement plan for key executive officers.

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

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Advertising. Advertising costs are expensed as incurred.

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

Recently Adopted Accounting Standards. The Corporation, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), adjusted its beginning retained earnings for fiscal 2006 in the accompanying consolidated balance sheet. The provisions of SAB 108 are effective for the Corporation for its December 31, 2006 year end. See Note 12 for additional information on the adoption of SAB 108.

The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R), (SFAS 158), effective December 31, 2006. The adoption of SFAS 158 resulted in the Corporation recording an additional accrued pension liability of $545,000 and a charge of $360,000, net of taxes, to accumulated other comprehensive income. See Note 13 for additional information on the adoptions of SFAS 158.

Recent Accounting and Regulatory Pronouncements. In March 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 156, Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140 (SFAS 156). SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006, which for the Corporation will be as of the beginning of fiscal 2007. The Corporation does not believe that the adoption of SFAS 156 will have a significant effect on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. Specifically, the pronouncement prescribes a recognition threshold and a measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006, which for the Corporation will be as of the beginning of fiscal 2007. The Corporation does not believe that the adoption of this interpretation will have a significant effect on its consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Corporation is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated financial statements.

In September 2006, FASB’s EITF issued EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance Arrangements (EITF 06-4). EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement. Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106 or Accounting Principals Board (APB) Opinion No. 12, as appropriate. For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. The disclosures are required in fiscal years beginning after December 15, 2007, with early adoption permitted. The Corporation is currently evaluating the impact that the implementation of EITF 06-4 may have on its consolidated financial statements.

In October 2006, the FASB issued FSP No. 123(R)-5, Amendment of FASB Staff Position FAS 123(R)-1 (FSP 123(R)-5). FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. FSP 123(R)-5 is effective for the Corporation January 1, 2007. The Corporation does not expect the adoption of FSP 123(R)-5 to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for the Corporation January 1, 2008. The Corporation is evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

2. Securities

The following table summarizes the Corporation’s securities as of December 31:

(Dollar amounts in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	gains	losses	value
Available for sale:
December 31, 2006:
U.S. Government agencies and related entities	$31,354	$-	$(606)	$30,748
Mortgage-backed securities	2,434	-	(95)	2,339
Municipal securities	14,688	574	-	15,262
Corporate securities	-	-	-	-
Equity securities	3,382	176	(132)	3,425
	$51,858	$750	$(833)	$51,774
December 31, 2005:
U.S. Government agencies and related entities	$34,353	$-	$(818)	$33,535
Mortgage-backed securities	3,046	-	(124)	2,922
Municipal securities	14,685	664	-	15,349
Corporate securities	2,249	4	(4)	2,249
Equity securities	1,995	383	(144)	2,234
	$56,328	$1,051	$(1,090)	$56,289
Held to maturity:
December 31, 2005:
Mortgage-backed securities	$15	$-	$(1)	$14
	$15	$-	$(1)	$14

Sales of available for sale securities were as follows:

(Dollar amounts in thousands)	2006	2005	2004
Proceeds	$1,089	$1,646	$945
Gross gains	400	857	701
Tax provision related to gains	136	291	238

The following table summarizes scheduled maturities of the Corporation’s securities as of December 31, 2006:

(Dollar amounts in thousands)	Available for sale
	Amortized cost	Fair value
Due in one year or less	$6,500	$6,423
Due after one year through five years	24,127	23,601
Due after five through ten years	4,082	4,002
Due after ten years	13,767	14,323
No scheduled maturity	3,382	3,425
	$51,858	$51,774

Notes to Consolidated Financial Statements (continued)

2. Securities (continued)

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities with carrying values of $12.4 million and $11.4 million as of December 31, 2006 and 2005, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Information pertaining to securities with gross unrealized losses at December 31, 2006 and 2005 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

(Dollar amounts in thousands)	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
December 31, 2006:
U.S. Government agencies and related entities	$1,224	$(23)	$29,524	$(583)	$30,748	$(606)
Mortgage-backed securities	-	-	2,339	(95)	2,339	(95)
Municipal securities	-	-	-	-	-	-
Corporate securities	-	-	-	-	-	-
Equity securities	1,262	(57)	960	(75)	2,222	(132)
	$2,486	$(80)	$32,823	$(753)	$35,309	$(833)

December 31, 2005:
U.S. Government agencies and related entities	$17,031	$(318)	$16,504	$(500)	$33,535	$(818)
Mortgage-backed securities	702	(34)	2,220	(91)	2,922	(124)
Municipal securities	-	-	-	-	-	-
Corporate securities	-	-	745	(4)	745	(4)
Equity securities	1,126	(139)	215	(5)	1,341	(144)
	$18,859	$(491)	$19,684	$(600)	$38,543	$(1,090)

As of December 31, 2006, there were 38 securities in an unrealized loss position.

Unrealized losses on available for sale securities have not been recognized into income because the issuers’ bonds are of high credit quality (rated AA or higher), management has the intent and ability to hold for the foreseeable future and the decline in the fair value is largely due to an increase in market interest rates. The fair value is expected to recover as the bonds approach maturity dates and/or market rates decline.

Notes to Consolidated Financial Statements (continued)

3. Loans Receivable

The following table summarizes the Corporation’s loans receivable as of December 31:

(Dollar amounts in thousands)	2006	2005
Mortgage loans on real estate:
Residential first mortgages	$64,662	$66,011
Home equity loans and lines of credit	47,330	39,933
Commercial real estate	61,128	52,990
	173,120	158,934
Other loans:
Commercial business	34,588	27,732
Consumer	7,671	7,729
	42,259	35,461
Total loans, gross	215,379	194,395
Less allowance for loan losses	2,035	1,869
Total loans, net	$213,344	$192,526

Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:

(Dollar amounts in thousands)	2006	2005	2004

Balance at the beginning of the year	$1,869	$1,810	$1,777

Provision for loan losses	358	205	290
Charge-offs	(221)	(197)	(318)
Recoveries	29	51	61

Balance at the end of the year	$2,035	$1,869	$1,810

Non-performing loans, which include primarily non-accrual loans, were $1.8 million and $1.5 million at December 31, 2006 and 2005, respectively. The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status. At December 31, 2006 and 2005, the recorded investment in loans considered to be impaired, requiring an allowance for loan loss, was $461,000 and $999,000, respectively, against which approximately $166,000 and $100,000, respectively, of the allowance for loan losses was allocated. Additionally, in 2006, there was one impaired loan for $452,000 that did not require an allowance for loan loss. During 2006, 2005 and 2004, impaired loans averaged $946,000, $1.2 million and $635,000, respectively. The Corporation recognized interest income on impaired loans of approximately $14,000, $95,000 and $27,000, on a cash basis, during 2006, 2005 and 2004, respectively. Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories whereas other loans may be included in only one category.

The Corporation is required to maintain qualifying collateral with the FHLB to secure all outstanding loans. Loans with book values of $52.7 million and $52.1 million as of December 31, 2006 and 2005, respectively, are pledged as qualifying collateral. The Corporation is in compliance will all FHLB credit policies at December 31, 2006.

Notes to Consolidated Financial Statements (continued)

3. Loans Receivable (continued)

The Corporation was servicing residential mortgage loans with unpaid principal balances of $6.3 million and $2.4 million at December 31, 2006 and 2005, respectively, for a third party investor. In addition, the Corporation was servicing commercial loans with unpaid principle balances of $6.0 million and $5.5 million at December 2006 and 2005, respectively, for third party investors. Such loans are not reflected in the consolidated balance sheet and servicing operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans.

4. Federal Bank Stocks

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB). As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost. These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships. The Bank’s investment in FHLB and FRB stocks was $1.9 million and $333,000, respectively, at December 31, 2006, and $1.4 million and $333,000, respectively, at December 31, 2005.

5. Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2006	2005
Land	$1,088	$349
Buildings and improvements	5,894	4,738
Leasehold improvements	696	696
Furniture, fixtures and equipment	4,279	4,411
Software	1,735	1,389
Construction in progress	688	914
	14,381	12,495
Less accumulated depreciation and amortization	6,423	6,372
	$7,958	$6,123

Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 were $849,000, $855,000 and $703,000, respectively.

Notes to Consolidated Financial Statements (continued)

5. Premises and Equipment (continued)

Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2006, 2005 and 2004 was $112,000, $109,000 and $108,000, respectively. Rent commitments under non-cancelable long-term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:

(Dollar amounts in thousands)	Amount
2007	$115
2008	120
2009	122
2010	112
2011	76
Thereafter	29
$574

6. Goodwill and Intangible Assets

The following table summarizes the Corporation’s acquired goodwill and intangible assets as of December 31:

(Dollar amounts in thousands)	2006		2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Goodwill	$1,422	$-	$1,422	$-
Core deposit intangibles	1,240	1,240	1,240	1,240
Other customer relationship intangibles	20	20	20	13

Total	$2,682	$1,260	$2,682	$1,253

Goodwill resulted from two previous branch acquisitions and is no longer amortized. Aggregate amortization expense for 2006, 2005 and 2004 was $7,000, $31,000 and $36,000 respectively.

7. Related Party Balances and Transactions

In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors. The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.2 million and $1.4 million at December 31, 2006 and 2005, respectively. During 2006, total principal additions and total principal repayments associated with these loans were $172,000 and $363,000, respectively. Deposits from principal officers and directors held by the Bank at December 31, 2006 and 2005 totaled $2.4 million and $3.3 million, respectively.

In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business at market fee rates. During 2006, 2005 and 2004, amounts paid to affiliates for such services totaled $117,000, $55,000 and $104,000, respectively.

Notes to Consolidated Financial Statements (continued)

8. Deposits

The following table summarizes the Corporation’s deposits as of December 31:

(Dollar amounts in thousands)	2006			2005
	Weighted			Weighted
Type of accounts	average rate	Amount	%	average rate	Amount	%
Non-interest bearing deposits	-	$44,045	18.0%	-	$44,044	19.1%
Interest bearing demand deposits	0.69%	70,951	29.0%	0.70%	74,067	32.1%
Time deposits	4.59%	129,496	53.0%	4.13%	112,392	48.8%
	2.63%	$244,492	100.0%	2.24%	$230,503	100.0%

The Corporation had a total of $33.0 million and $25.9 million in time deposits of $100,000 or more at December 31, 2006 and 2005, respectively.

Scheduled maturities of time deposits for the next five years were as follows:

(Dollar amounts in thousands)	Amount	%
2007	$58,859	45.5%
2008	30,166	23.3%
2009	8,635	6.7%
2010	7,347	5.7%
2011	9,631	7.4%
Thereafter	14,858	11.5%
	$129,496	100.0%

9. Borrowed Funds

The following table summarizes the Corporation’s borrowed funds as of and for the year ended December 31:

(Dollar amounts in thousands)	2006				2005
				Weighted				Weighted
		Average	Average	average		Average	Average	average
	Balance	Balance	Rate	rate	Balance	Balance	Rate	rate
FHLB advances:
Due within 12 months	$-	$1,147	4.90%	4.62%	$4,500	$1,199	3.75%	4.17%
Due beyond 12 months but within 5 years	5,000	5,000	4.61%	4.68%	-	-	-	-
Due beyond 5 years but within 10 years	25,000	16,521	4.45%	4.32%	15,000	15,000	4.13%	4.19%
	$30,000	$22,668			$19,500	$16,199

Notes to Consolidated Financial Statements (continued)

9. Borrowed Funds (continued)

The Corporation had outstanding advances with the FHLB of $30.0 million and $19.5 million at December 31, 2006 and 2005, respectively. The $30.0 million in outstanding borrowed funds at December 31, 2006 consists of six advances with the FHLB. These advances mature between November 2011 and August 2016. Three $5.0 million borrowings have fixed rates of 4.61%, 3.74% and 4.04%, respectively, and are callable quarterly based on a strike rate of 8.0% compared to the three month LIBOR rate. During 2006, the Corporation entered into agreements with the FHLB to borrow three additional $5.0 million 10 year term advances at initial interest rates of 4.98%, 4.83% and 4.68%, respectively. Two of these borrowings in 2006 are fixed for the first two years of the term after which the rates may adjust at the option of the FHLB to the then three month LIBOR rate plus 24 basis points. The third borrowing in 2006 is also fixed for the first two years of the initial term after which the rates may adjust at the option of the FHLB to the then three month LIBOR plus 24 basis points, but only if the three month LIBOR exceeds 6.0%. If these advances convert to an adjustable rate borrowing, the Corporation has the opportunity to repay the advances without penalty at the conversion date.

The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity. The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2006 was $110.6 million.

10. Insurance of Accounts and Regulatory Matters

Insurance of Accounts

The Federal Deposit Insurance Corporation (FDIC) insures deposits of account holders up to $100,000 per insured depositor. In addition, federal law provides up to $250,000 in insurance coverage for deposits held in Individual Retirement Accounts (IRAs). To provide this insurance, the Bank must pay an annual premium. In connection with the insurance of deposits, the Bank is required to maintain certain minimum levels of regulatory capital as outlined below.

Restrictions on Dividends, Loans and Advances

The Bank is subject to a regulatory dividend restriction that generally limits the amount of dividends that can be paid by the Bank to the Corporation. Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. As of December 31, 2006, $2.5 million of undistributed earnings of the Corporation was available for distribution of dividends without prior regulatory approval.

Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis. Funds available for loans or advances by the Bank to the Corporation amounted to approximately $1.1 million. The Corporation has a $1.1 million commercial line of credit available at the Bank for the primary purpose of purchasing qualified equity investments. At December 31, 2006, the Corporation had an outstanding balance on this line of $850,000.

Notes to Consolidated Financial Statements (continued)

10. Insurance of Accounts and Regulatory Matters (continued)

Minimum Regulatory Capital Requirements

The Corporation (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 2006 and 2005, the Corporation and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:

(Dollar amounts in thousands)	December 31, 2006				December 31, 2005
	Consolidated		Bank		Consolidated		Bank
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk weighted assets:
Actual	$24,964	11.34%	$23,096	10.62%	$24,196	12.36%	$22,175	11.44%
For capital adequacy purposes	17,617	8.00%	17,401	8.00%	15,662	8.00%	15,501	8.00%
To be well capitalized	N/A	N/A	21,752	10.00%	N/A	N/A	19,376	10.00%
Tier 1 capital to risk-weighted assets:
Actual	$22,910	10.40%	$21,060	9.68%	$22,212	11.35%	$20,312	10.48%
For capital adequacy purposes	8,809	4.00%	8,701	4.00%	7,831	4.00%	7,751	4.00%
To be well capitalized	N/A	N/A	13,051	6.00%	N/A	N/A	11,626	6.00%
Tier 1 capital to average assets:
Actual	$22,910	8.07%	$21,060	7.14%	$22,212	8.13%	$20,312	7.51%
For capital adequacy purposes	11,356	4.00%	11,793	4.00%	10,926	4.00%	10,824	4.00%
To be well capitalized	N/A	N/A	14,741	5.00%	N/A	N/A	13,530	5.00%

Notes to Consolidated Financial Statements (continued)

11. Commitments and Legal Contingencies

In the ordinary course of business, the Corporation has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Corporation is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Corporation’s management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

12. Income Taxes

The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:

(Dollar amounts in thousands)	2006	2005	2004

Current	$445	$556	$538
Deferred	47	141	(25)

	$492	$697	$513

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

(Dollar amounts in thousands)	2006		2005		2004
		% Pre-tax		% Pre-tax		% Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory tax rate	$836	34.0%	$1,112	34.0%	$1,044	34.0%
Increase (decrease) resulting from:
Tax free interest, net of disallowance	(304)	(12.4%)	(313)	(9.6%)	(319)	(10.4%)
Earnings on BOLI	(58)	(2.4%)	(59)	(1.8%)	(53)	(1.7%)
Other, net	18	0.7%	(43)	(1.3%)	(159)	(5.2%)

Provision	$492	20.0%	$697	21.3%	$513	16.7%

Notes to Consolidated Financial Statements (continued)

12. Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2006	2005

Deferred tax assets:

Provision for loan losses	$638	$582
SFAS 158 pension accrual	185	-
Tax credits	148	202
Intangible assets	115	130
Accrued pension cost	77	42
Net unrealized loss on securities	28	13
Loss on securities	-	40
Deferred loan fees	-	10
Other	33	3

Gross deferred tax assets	1,224	1,022

Deferred tax liabilities:
		-
Depreciation	360	318
Stock gain	172	184
Prepaid expenses	58	68
Deferred loan fees	26	-
Loan servicing	19	5
Other	53	64

Gross deferred tax liabilities	688	639

Net deferred tax asset	$536	$383

The Corporation determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

As discussed under Recently Adopted Accounting Standards in Note 1, in September 2006, the SEC released SAB 108. The transition provisions of SAB 108 permit the Corporation to adjust for the cumulative effect on retained earnings of immaterial errors relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. In accordance with SAB 108, the Corporation has adjusted beginning retained earnings for fiscal 2006 in the accompanying consolidated balance sheet as described below. The Corporation considers this adjustment to be immaterial to prior periods.

In connection with adopting SAB 108, the Corporation recorded an adjustment to its opening balance sheet for the year ended December 31, 2006. This adjustment, the cumulative effect of which was $120,000, increased retained earnings, reduced accrued income taxes payable and was recorded to properly reflect current taxes payable. During prior year periods, certain tax reserve amounts accumulated in connection with preparing tax provision estimates. These tax reserves were not considered material to prior period consolidated financial statements; however, in evaluating the current tax position of the Corporation, management determined that these reserves were not necessary and, accordingly, made the aforementioned adjustment.

Notes to Consolidated Financial Statements (continued)

13. Employee Benefit Plans

Defined Benefit Plan

The Corporation provides pension benefits for eligible employees through a defined benefit pension plan. Substantially all employees participate in the retirement plan on a non-contributing basis, and are fully vested after five years of service.

The Corporation uses December 31 as the measurement date for its plans.

Information pertaining to changes in obligations and funded status of the defined benefit pension plan is as follows:

(Dollar amounts in thousands)	2006	2005	2004

Change in plan assets:
Fair value of plan assets at beginning of year	$3,037	$2,818	$2,483
Actual return on plan assets	296	164	204
Employer contribution	280	135	209
Benefits paid	(88)	(80)	(78)

Fair value of plan assets at end of year	3,525	3,037	2,818

Change in benefit obligation:
Benefit obligation at beginning of year	3,926	3,276	2,912
Service cost	213	188	158
Interest cost	237	214	187
Actuarial loss	(40)	154	97
Effect of plan amendment	144	-	-
Effect of change in assumptions	-	174	-
Benefits paid	(88)	(80)	(78)

Benefit obligation at end of year	4,392	3,926	3,276

Funded status (plan assets less benefit obligation)	(867)	(889)	(458)
Unrecognized prior service cost	(303)	(486)	(517)
Unrecognized net actuarial gain	847	1,283	923
Unrecognized transition asset	-	(48)	(56)

Accrued pension cost	$(323)	$(140)	$(108)

Notes to Consolidated Financial Statements (continued)

13. Employee Benefit Plans (continued)

Amounts recognized in the year end balance sheet consist of:

(Dollar amounts in thousands)	Pension Benefits
	2006	2005

Prepaid benefit cost	$-	$-
Accrued benefit cost	(323)	(140)
Intangible assets	-	-
Accumulated other comprehensive loss	(544)	-

Net amount recognized	$(867)	$(140)

The accumulated benefit obligation for all defined benefit pension plans was $3.8 million and $3.1 million at year end 2006 and 2005, respectively.

The components of the periodic pension costs are as follows:

(Dollar amounts in thousands)	2006	2005	2004

Service cost	$213	$188	$158
Interest cost	237	214	187
Expected return on plan assets	(268)	(246)	(209)
Transition asset	(8)	(8)	(8)
Prior service costs	32	19	(10)
Effect of Special Termination Benefits	274	-	-

Net periodic pension cost	$480	$167	$118

Weighted-average actuarial assumptions include the following:

	2006	2005	2004

Discount rate for benefit obligations and net cost	6.00%	6.30%	6.30%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%
Expected rate of return on plan assets	8.50%	8.50%	8.50%

Notes to Consolidated Financial Statements (continued)

13. Employee Benefit Plans (continued)

The Corporation’s pension plan asset allocation at year end 2006 and 2005, target allocation for 2007, and expected long-term rate of return by asset category are as follows:

Asset Category	Target Allocation	Percentage of Plan Assets at Year End		Weighted-Average Expected Long-Term Rate of Return
	2007	2006	2005	2006

Equity Securities	52%	52%	55%	6.0%
Debt Securities	18%	12%	14%	2.0%
Other	30%	36%	31%	0.5%

		100%	100%	8.5%

The intent of the Plan is to provide a range of investment options for building a diversified asset allocation strategy that will provide the highest likelihood of meeting the aggregate actuarial projections. In selecting the options and asset allocation strategy the Corporation has determined that the benefits of reduced portfolio risk are best received through asset style diversification. The following asset classes or investment categories are utilized to meet the Plan’s objectives: Small company stock, International stock, Mid-cap stock, Large company stock, Diversified bond, Money Market/Stable Value and Cash.

The Corporation expects to contribute approximately $250,000 to its pension plan in 2007.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

(Dollar amounts in thousands)
For year ended December 31,	Pension Benefits

2007	$85
2008	86
2009	104
2010	132
2011	149
2012-2016	1,263
Thereafter	2,573

Benefit Obligation	$4,392

The Corporation adopted SFAS 158 effective December 31, 2006. SFAS 158 requires an employer to recognize the funded status of its defined benefit pension plan as a net asset or liability in its consolidated balance sheet. With an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income. The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated. The adoption of SFAS 158 resulted in the Corporation recording an additional accrued pension liability of $545,000 and a charge of $360,000, net of taxes, to accumulated other comprehensive income. Additionally, SFAS requires an employer to measure the funded status of its defined benefit pension plan as of the date of its year-end financial statements. The Corporation measures the funded status at December 31.

Notes to Consolidated Financial Statements (continued)

13. Employee Benefit Plans (continued)

Defined Contribution Plan

The Corporation maintains a defined contribution 401(k) Plan. Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation. Employee contributions are vested at all times. The Corporation provides a matching contribution of up to 4% of the participant’s salary. Matching contributions for 2006, 2005 and 2004 were $76,000, $75,000 and $67,000, respectively.

Supplemental Executive Retirement Plan

During 2003, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers. The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation’s tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code. The SERP is subject to certain vesting provisions and provides that the executives shall receive a supplemental retirement benefit if the executive’s employment is terminated after reaching the normal retirement age of 62. As of December 31, 2006 and 2005, the Corporation’s SERP liability was $161,000 and $122,000, respectively. For the years ended December 31, 2006, 2005 and 2004, the Corporation recognized SERP expense of $39,000, $40,000 and $38,000, respectively.

14. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the carrying amount and fair value of the Corporation’s financial instruments included in the consolidated balance sheet as of December 31:

(Dollar amounts in thousands)	2006		2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets:
Cash and cash equivalents	$16,717	$16,717	$10,367	$10,367
Securities	51,774	51,774	56,304	56,303
Loans receivable	213,344	210,362	192,526	190,596
Federal bank stocks	2,217	2,217	1,773	1,773
Accrued interest receivable	1,374	1,374	1,271	1,271

Financial liabilities:
Deposits	244,492	243,328	230,503	228,720
Borrowed funds	30,000	29,668	19,500	19,039
Accrued interest payable	825	825	607	607

Notes to Consolidated Financial Statements (continued)

14. Financial Instruments (continued)

Fair Value of Financial Instruments (continued)

The methods and assumptions used to estimate fair value are described as follows:

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

Off-Balance Sheet Financial Instruments

The Corporation is party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and commercial letters of credit. Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Corporation’s exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Corporation uses the same credit policies in making commitments as for on-balance sheet instruments. The Corporation’s distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

The following table presents the notional amount of the Corporation’s off-balance sheet commitment financial instruments as of December 31:

(Dollar amounts in thousands)
2006
2005

Fixed Rate
Variable Rate
Fixed Rate
Variable Rate

Commitments to make loans
$
189
$
3,064
$
280
$
143

Unused lines of credit
771
18,588
1,192
15,516

$
960
$
21,652
$
1,472
$
15,659

Commitments to make loans are generally made for periods of 30 days or less. The fixed rate loan commitments have interest rates ranging from 4.00% to 11.25% and maturities ranging from 5 to 30 years at both year end dates. Commitments to extend credit include agreements to lend to a customer as long as there is no violation of any condition established in the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Commitments to extend credit also include unfunded commitments under commercial and consumer lines of credit, revolving credit lines and overdraft protection agreements. These lines of credit may be collateralized and usually do not contain a specified maturity date and may be drawn upon to the total extent to which the Corporation is committed.

Notes to Consolidated Financial Statements (continued)

14. Financial Instruments (continued)

Off-Balance Sheet Financial Instruments (continued)

Standby letters of credit are conditional commitments issued by the Corporation usually for commercial customers to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary. Standby letters of credit were $463,000 and $629,000 at December 31, 2006 and 2005, respectively.

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition	December 31,
(Dollar amounts in thousands)	2006	2005

Assets:
Cash and cash equivalents	$40	$306
Securities available for sale	3,235	2,088
Equity in net assets of subsidiary bank	21,828	21,558
Other assets	-	7

Total Assets	$25,103	$23,959

Liabilities and Stockholders' Equity:
Accrued expenses and other liabilities	$1,186	$344
Stockholders' Equity	23,917	23,615

Total Liabilities and Stockholders' Equity	$25,103	$23,959

Condensed Statements of Operations	Year ended December 31,
(Dollar amounts in thousands)	2006	2005	2004

Income:
Dividends from subsidiary	$1,349	$721	$1,192
Investment income	488	917	758

Total income	1,837	1,638	1,950

Expense:
Interest Expense	26	-	-
Noninterest expense	100	83	41

Total expense	126	83	41

Income before income taxes and equity in undistributed
operating results of subsidiary	1,711	1,555	1,909

Equity in undistributed net income of subsidiary	405	1,241	831

Income before income taxes	2,116	2,796	2,740

Income tax expense	150	223	183

Net income	$1,966	$2,573	$2,557

Notes to Consolidated Financial Statements (continued)

15. Emclaire Financial Corp. - Condensed Financial Statements, Parent Corporation Only (continued)

Condensed Statements of Cash Flows	Year ended December 31,
(Dollar amounts in thousands)	2006	2005	2004

Operating activities:
Net income	$1,966	$2,573	$2,557
Adjustments to reconcile net income to net cash provided
by operating activities:
Equity in undistributed operating results of subsidiary	(405)	(1,241)	(831)
Other, net	(300)	(803)	(1,332)
Net cash provided by operating activities	1,261	529	394

Investing activities:
Purchases of securities	(1,797)	(99)	(131)
Proceeds from the sale of available for sale securities	814	1,060	945
Net cash (used in) provided by investing activities	(983)	961	814

Financing activities:
Net change in borrowings	850	-	-
Dividends paid	(1,394)	(1,293)	(1,192)
Net cash used in financing activities	(544)	(1,293)	(1,192)

(Decrease) Increase in cash and cash equivalents	(266)	197	16
Cash and cash equivalents at beginning of period	306	109	93

Cash and cash equivalents at end of period	$40	$306	$109

16. Other Comprehensive Loss

Other comprehensive loss components and related taxes were as follows:

(Dollar amounts in thousands)	2006	2005	2004

Unrealized holding gains (losses) on available for sale securities	$356	$(1,084)	$90
Reclassification adjustment for gains later recognized in income	(400)	(857)	(701)

Net unrealized losses	(44)	(1,941)	(611)

Tax effect	(14)	660	207

Other comprehensive loss	$(30)	$(1,281)	$(404)

17.	Other Noninterest Income and Expense

Other noninterest income includes customer bank card processing fee income of $232,000, $209,000 and $173,000 for 2006, 2005 and 2004, respectively.

The following summarizes the Corporation’s other noninterest expenses for the years ended December 31:

(Dollar amounts in thousands)	2006	2005	2004

Professional fees	$323	$292	$223
Customer bank card processing	231	241	239
Printing and supplies	214	150	147
Correspondent and courier fees	195	189	190
Postage and freight	162	148	157
Marketing and advertising	154	109	114
Pennsylvania shares and use taxes	148	142	202
Travel, entertainment and conferences	135	140	84
Telephone and data communications	116	272	327
Other	455	714	409
Total other noninterest expenses	$2,133	$2,397	$2,092

18. Quarterly Financial Data (unaudited)

The following is a summary of selected quarterly data for the years ended December 31:

(Dollar amounts in thousands, except share data)	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2006:
Interest income	$3,744	$3,931	$4,240	$4,344
Interest expense	1,482	1,614	1,855	2,017
Net interest income	2,262	2,317	2,385	2,327
Provision for loan losses	31	47	90	190
Net interest income after provision for loan losses	2,231	2,270	2,295	2,137
Noninterest income	727	769	793	645
Noninterest expense	2,214	2,253	2,264	2,678
Income before income taxes	744	786	824	104
Provision for income taxes	159	184	132	17

Net income	$585	$602	$692	$87

Basic earnings per share	$0.46	$0.47	$0.55	$0.07

2005:
Interest income	$3,544	$3,782	$3,733	$3,818
Interest expense	1,354	1,342	1,405	1,472
Net interest income	2,190	2,440	2,328	2,346
Provision for loan losses	60	45	40	60
Net interest income after provision for loan losses	2,130	2,395	2,288	2,286
Noninterest income	655	757	920	985
Noninterest expense	2,087	2,330	2,386	2,343
Income before income taxes	698	822	822	928
Provision for income taxes	131	168	159	239

Net income	$567	$654	$663	$689

Basic earnings per share	$0.45	$0.52	$0.52	$0.54

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Emclaire Financial Corp.
Emlenton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Emclaire Financial Corp. and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the 2006 and 2005 consolidated financial statements based on our audits. The consolidated financial statements of Emclaire Financial Corp. and its subsidiary, as of and for the year ended December 31, 2004 were audited by other auditors whose report, dated March 10, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and its subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, the Corporation changed its method of accounting for defined benefit pension and other postretirement plans in 2006.

As discussed in Note 12 to the financial statements, the Corporation has given retroactive effect to the change to the dual method of quantifying misstatements of prior year financial statements. The dual method is required by SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

Beard Miller Company LLP
Pittsburgh, Pennsylvania
March 5, 2007

Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol “EMCF”. The listed market makers for the Corporation’s common stock include:

Ferris, Baker Watts, Inc.	Boenning and Scattergood	Parker Hunter, Inc.
100 Light Street, 8th Floor	4 Tower Bridge, Suite 300	600 Grant Street - Suite 3100
Baltimore, MD 21202	200 Bar Harbor Drive	Pittsburgh, PA 15219
Telephone: (800) 638-7411	West Conshonhocken, PA 19428	Telephone: (412) 562-8000
Telephone: (610) 862-5360

Stock Price and Cash Dividend Information

The bid and ask price of the Corporation’s common stock were $28.75 and $30.95, respectively, as of February 14, 2007. The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation’s common stock as well as cash dividends paid for the quarterly periods presented:

	Market Price			Cash
	High	Low	Close	Dividend

2006:
Fourth quarter	$30.00	$25.30	$29.25	$0.29
Third quarter	29.00	25.00	25.90	0.27
Second quarter	29.00	25.75	27.00	0.27
First quarter	27.25	25.05	26.00	0.27

2005:
Fourth quarter	$30.25	$26.50	$26.60	$0.27
Third quarter	31.00	29.00	30.00	0.25
Second quarter	31.75	28.00	30.25	0.25
First quarter	28.50	26.30	28.50	0.25

Number of Stockholders and Shares Outstanding

As of December 31, 2006, there were approximately 708 stockholders of record and 1,267,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment and Stock Purchase Plan

Common stockholders may have Corporation dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees. To obtain a plan document and authorization card call 800-757-5755.

Corporate Headquarters

Emclaire Financial Corp.
612 Main Street
Emlenton, PA 16373
Phone: 724-867-2311
Website: www. emclairefinancial.com or www.farmersnb.com

Subsidiary Bank

The Farmers National Bank of Emlenton

Annual Meeting

The annual meeting of the Corporation’s stockholders will be held at 9:00 a.m., on Wednesday, April 25, 2007, at the main office building in Emlenton, Pennsylvania 16373.

Stockholder and Investor Information

Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to William C. Marsh, Executive Vice President and Chief Financial Officer, Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373.

In addition, other public filings of the Corporation, including the Annual Report on Form 10-K, can be obtained from the Securities and Exchange Commission’s web site at http://www.sec.gov.

Independent Registered Public Accounting Firm

Beard Miller Company LLP
P.O. Box 101086
Pittsburgh, PA 15237

Special Counsel

Elias, Matz, Tiernan and Herrick L.L.P.
12th Floor
734 15th Street, N.W.
Washington, DC 20005

Registrar and Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
www.ilstockstransfer.com
800-757-5755

EMCLAIRE FINANCIAL CORP.
612 Main Street
Emlenton, Pennsylvania 16373
Phone: (724) 867-2311