Form 10-K, Exhibit 13
period 2007-12-31
EMCLAIRE FINANCIAL CORP
filed 2008-03-25
CIK 858800

EXHIBIT 13

Annual Report to Stockholders for the fiscal year ended December 31, 2007

Profitability

Growth
Farmers
National
Bank

Quality

Culture

# Emclaire Financial Corp.

Annual Report 2007

Corporate Profile

Emclaire Financial Corp. (OTCBB: EMCF), a publicly traded Pennsylvania corporation and bank holding company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary bank, the Farmers National Bank of Emlenton.

The Farmers National Bank of Emlenton is an FDIC-insured national banking association, which conducts business through twelve offices in Venango, Butler, Clarion, Clearfield, Elk, Jefferson and Mercer counties, Pennsylvania.  The Bank also provides retail brokerage and other investment services through its Farmers National Financial Services division.  To complement consumer and commercial banking activities conducted through its banking offices, the Corporation also invests in U.S. Government, municipal, mortgage-backed and corporate marketable securities primarily through its subsidiary bank.

Farmers National Bank of Emlenton Market Area

Consolidated Financial Highlights
(Dollar amounts in thousands, except share data)

	At December 31,
Balance Sheet:	2007	2006	2005	2004	2003

Total assets	$311,720	$300,560	$275,517	$273,380	$262,512
Loans receivable, net	229,819	213,344	192,526	179,575	190,482
Deposits	244,262	244,492	230,503	232,874	217,110
Borrowed funds	40,400	30,000	19,500	15,000	20,700
Stockholders' equity	24,703	23,917	23,615	23,616	22,655

Stockholders' equity per common share	$19.48	$18.86	$18.63	$18.63	$17.87
Market value per common share	$25.75	$29.25	$26.60	$26.25	$25.75
Common shares outstanding	1,267,835	1,267,835	1,267,835	1,267,835	1,267,835

Income Statement:

Net interest income	$9,969	$9,291	$9,304	$8,734	$9,308
Noninterest income	2,943	2,934	3,317	2,535	1,785
Net income	2,697	1,966	2,573	2,557	2,492

Basic and diluted earnings per common share	$2.13	$1.55	$2.03	$2.02	$1.91
Cash dividends per common share	$1.54	$1.10	$1.02	$0.94	$1.11

Key Ratios:

Return on average assets	0.90%	0.69%	0.94%	0.96%	0.99%
Return on average equity	11.13%	8.28%	10.69%	11.08%	10.96%
Net interest margin	3.73%	3.68%	3.82%	3.71%	4.18%
Non-performing assets to total assets	0.35%	0.65%	0.57%	0.33%	0.52%
Efficiency ratio	68.66%	74.18%	69.72%	67.11%	64.16%

Shareholder Letter

Dear Fellow Shareholder:

During a period of internal transition and growth and external market turmoil for the financial services industry, Emclaire Financial Corp. and its wholly owned subsidiary bank, the Farmers National Bank of Emlenton, delivered record financial performance in 2007.  We continue to prove that an independent community bank headquartered in rural Western Pennsylvania can consistently realize sound returns for shareholders, provide safe and competitive banking services for the customers and communities we serve, and offer promising career opportunities for our employees.

In recent years, your board of directors and management team have set forth certain broad objectives and strategies to continue to move the Corporation forward and enhance financial and operational performance.  These broad objectives encompass profitably growing our financial institution while managing risk and holding true to the culture and tradition that has brought us to where we are today and expect to be in the future.  Herein we will set forth how we successfully executed these strategies of profitability, growth, quality and culture to achieve our record financial results for 2007 while persisting to build a first-class organization

Profitability

The Corporation’s financial success during 2007 and in recent years is reflected in our record earnings and the positive performance of our common stock.

Earnings. The Corporation realized consolidated net income of $2.7 million or $2.13 per share for 2007, versus $2.0 million or $1.55 per share for 2006.  The 2007 results reflected a return on average equity of 11.13%.  While results for 2006 included certain one-time charges associated with strategic reorganization initiatives undertaken in that year, the Corporation experienced improved core financial performance through increased net interest and noninterest income and by controlling noninterest expenses between 2007 and 2006.

Net interest income increased $678,000 to $10.0 million for 2007 compared to $9.3 million for 2006.  This 7.3% increase can be attributed to continued growth in the Bank’s loan portfolios, particularly commercial loans, and disciplined asset liability management practices.  These practices included regimented pricing of loan and deposit products and a tactical focus on maintaining core deposit accounts.  This growth and these initiatives provided for an increase in the Corporation’s net interest margin to 3.73% for 2007 versus 3.68% for 2006.  This improvement occurred during a period when the market interest rate yield curve was relatively flat to negatively inverted, an extremely difficult rate environment in which to manage a financial institution’s margins.

Excluding security sale gains, which we consider non-recurring income, noninterest revenues increased $202,000 or 8.0% between 2007 and the prior year.  As we continue to explore ways to diversify our revenue streams and mitigate our reliance on net interest revenues, we have experienced increases in both customer service fees and financial services division commissions.

Excluding consideration of the one-time 2006 reorganization charges, the Corporation experienced only a modest increase in noninterest expenses of $314,000 or 3.5% between 2007 and the prior year.  During 2007, we realized some of the ongoing savings as a result of the 2006 reorganization initiatives while focusing on controlling all expenses.  Operating expenses increased primarily as a result of the opening of the new Cranberry office in late 2006 and professional fees associated with required Sarbanes-Oxley compliance initiatives pursued during 2007.

Shareholder Letter
continued

We spent much of 2007 focused on increasing core revenues while controlling operating costs.  This focus will continue as we seek new opportunities to efficiently deliver new and traditional banking services.

Stock Performance.  One of the Corporation’s cornerstone goals is to be a profitable and growth-oriented entity that is committed to quality and building value for our stockholders.  As an example, if you invested $1,000 in the Corporation’s common stock five years ago, at year end 2002, and reinvested cash dividends, the value of your original investment would have increased more than 46% to $1,462 by December 31, 2007.  This represents a 9.2% average annual return over that period.

While 2007’s turbulent financial markets saw declines in the values of stock prices of banks and other financial institutions in excess of 30%, the Corporation’s common stock did not see this significant drop in value and ended the year at a modest 12% decline from the closing price at the end of 2006.

Since 2002, we have increased our regular annual cash dividend on our common stock by more than 38% to $1.19 per share for 2007 compared to $0.86 per common share in 2002.  Regular cash dividends increased 8% between 2007 and 2006.  In connection with our record financial performance in 2007 and our ongoing capital management initiatives, during the fourth quarter we declared and paid a special cash dividend of $0.35 per common share.  This is the third special cash dividend that we have paid since 2001; in addition to the 2007 special dividend, we paid a special cash dividend of $0.25 per share in 2002 and again in 2003.

We are proud of our overall stock performance and our favorable dividend policy resulting from our solid core earnings.  While we build value, we intend to pursue controlled growth and prudent business practices to continue to provide a safe investment alternative with positive market returns.

$1.50
$1.30
$1.10
$0.90
$0.70
$0.50
Dividends Per Share
$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
Stock Price
$25.75
$26.25
$26.60
$29.25
$25.75
$0.25
$0.86
$0.94
$1.02
$1.10
$0.35
$1.19
2003
2004
2005
2006
2007
Stock Price
Special Dividend
Regular Dividend

*Common Stock and Dividend Performance*

Growth

We have and will continue to pursue growth on all fronts, not only internally through organic balance sheet growth in loans and deposits, but through expanding our branch network.  The Corporation continues to explore expansion of our core banking business through the acquisition of branches and smaller institutions, expanding our financial services division and investigating other financial services delivery channels and businesses.

Shareholder Letter
continued

Balance Sheet Growth.  For the year ended December 31, 2007, we experienced modest asset growth with total assets reaching $311.7 million at year end.  The $11.2 million or 3.7% increase in assets was principally driven by loan growth funded by borrowed funds and, to a lesser extent, the employment of cash.

Customer deposits remained relatively flat during 2007 ending the year at $244.3 million as we sought to eliminate higher priced less profitable certificate of deposit accounts and replace these with core demand deposit accounts.  The decline in certificate accounts of $10.0 million during the year was offset by increases in noninterest bearing and interest bearing demand deposits of $3.0 million and $6.7 million, respectively.  During the year, we sought to expand existing customer balances through cross-selling and negotiated pricing on relationship accounts.  We experienced demand deposit customer growth in existing branches and in our new Cranberry office where we cultivated new deposits of $3.1 million.  This new office has grown to $6.3 million in deposits since opening in the fourth quarter of 2006.

We remain successful at lending within the markets we serve and during 2007 expanded all loan portfolios.  During the year, all classes of loans grew as we continued our shift to more profitable commercial lending.  The Corporation’s total loans ended the year at $229.8 million versus $213.3 million at year end 2006.

Our corporate banking group increased commercial real estate loans $10.5 million or 17.1% to $71.6 million at December 31, 2007.  Commercial business loans ended the year at $35.6 million up $978,000 from $34.6 million at year end 2006.  This growth was the result of focused in-market relationship lending efforts by our commercial lending and branch banking teams.  At December 31, 2007, commercial loans comprised 47% of the Bank’s total loan portfolios compared to 29% at December 31, 2001.  This successful shift has been a direct result of our strategies to identify and expand key business relationships in all of our markets.  While we still consider consumer lending through our branch network as one key to growth, our accomplishments in business lending have proven more profitable.

Our consumer loan portfolios reached record levels as well in 2007, as residential first mortgage, home equity and installment loans ended the year at $65.7 million, $49.4 million and $9.7 million, respectively, up 1.6%, 4.4% and 26.2%, respectively.  This excludes $13.0 million of off-balance sheet loans that we have originated and service at December 31, 2007.  We experienced nice growth in our installment loan portfolio given a successful automobile loan promotion during the third and fourth quarters of 2007.

New Branch Offices.  In November 2006, we opened our eleventh branch office in the Township of Cranberry, Pennsylvania.  Since inception, this office has generated new consumer loans of $3.1 million and deposits of $6.3 million.  This office has provided us with additional market coverage in our home county, Venango County, and has provided a platform for further commercial business development.  During 2007, our corporate banking division originated $2.1 million in commercial loans through this office.

In April 2008, we will open our twelfth office in Grove City, Pennsylvania with high expectations.  Strategically expanding to the Grove City area makes sense in a number of regards.  This market is contiguous to the Bank’s existing markets, there is an opportunity to penetrate current banking market share, particularly with deposits, as the need for a community bank presence exists and this expansion moves us closer to other growing communities in Western Pennsylvania.

Shareholder Letter
continued

It is important to note that we continue to improve core profitability and operating efficiencies while expanding and investing in de novo branch offices.  There are fundamental startup operating costs associated with the opening of each new office.  Some of these costs are one-time, but ongoing period costs remain, and we estimate that it takes three to five years for a new office to break even in the markets that we operate.  It takes this time to generate loans and deposits to levels that cover basic office working expenses.  It is important to note that we are improving overall consolidated profitability while covering these startup costs and investing in advantageous expansion.

Quality

While continually looking towards profitable growth, we remain grounded by maintaining a culture of sound policies, procedures and systems to promote the highest in asset quality, internal controls and integrity.

We remained insulated from the well-chronicled national market conditions that impacted the overall financial services industry during 2007.  The Bank has never provided sub-prime mortgage products and for the most part rural and Western Pennsylvania did not experience the sub-prime or real estate crises experienced in other parts of the country.

Asset Quality.  Not only did we continue to realize stable growth in all loan portfolios, the credit quality of these portfolios remained strong as measured by any industry standards.  The ratio of non-performing assets to total assets was a mere 0.35%, and the allowance for loan losses to non-performing loans provided coverage of 227%, at December 31, 2007.  We view the quality of our loan portfolio, including the systems surrounding the loan origination and monitoring processes, as one of the true ideals of the Corporation.  Our credit culture and corresponding training are diligently pursued and part of the way we lend.

Compliance.  During the year, we complied with the early requirements of Sarbanes-Oxley section 404 for non-accelerated filers.  We also significantly enhanced our compliance function by establishing an internal compliance council whereby all internal functional areas are represented to address compliance requirements for corresponding banking disciplines.  We made advances in core business processes by improving how we utilize our information technology systems.  These initiatives will continue in 2008 and beyond as we seek to better serve our customers and support deposit and lending delivery channels.

*Sound systems, controls and asset quality management are the foundation for our success.*

Integrity.  We have consistently conducted our business with honor and integrity and do not assume unreasonable risks, regardless of the possible rewards. Integrity and attention to quality through sound systems, controls and asset quality management are the Corporation’s foundation for current and future success.

Shareholder Letter
continued

Culture

Much of our effort in 2007 was focused on proactive succession planning, building an experienced management team, marketing initiatives, staff development and community involvement activities.

Succession. In June 2007, the Corporation announced a management transition whereby William C. Marsh was named President and Chief Executive Officer of the Bank.  Mr. Marsh will remain as Treasurer and Chief Financial Officer of the Corporation and David L. Cox will serve as Chairman of the Board of the Bank and continue in his role with the Corporation.  Mr. Marsh’s promotion from within will facilitate the Corporation’s long term expansion plan by sharing executive responsibilities and permitting the team to focus on growth and strategic initiatives as well as management of the daily operations of the Bank.

Management Team.  We have assembled an experienced executive management team capable of responding to daily challenges while focusing on strategic initiatives.  Senior Vice President, Chief Lending Officer, Raymond M. Lawton, continues to successfully manage the delicate balance between loan growth and asset quality.  He has created a credit culture that has positioned the Bank to navigate safely through a turbulent mortgage market.  Senior Vice President, Operations, Kathleen L. Buzzard, transitioned from Retail Banking to Operations mid-year in 2007.  Her extensive knowledge of branch banking, deposit products, and technology has proved valuable in not only improving operating efficiencies, but also in team building between the Operations Center and Branch Banking.  Paige H. Turk was recently promoted to Senior Vice President, Director of Human Resources and Marketing.  Her ability to communicate clearly and consistently to employees and customers has positioned the human resources and marketing functions to perform at a highly integrated level resulting in enhanced customer relationship management.

Marketing.  Our definition and story - our brand, will also significantly impact the management of customer relationships.  Our brand speaks to our purpose and is communicated in a way that will connect with consumer’s standards so they value their affiliation with the Bank.  Our marketing plan is to keep our brand fresh and compelling in a competitive market.  That, combined with a customer service standard that is rooted in professional competence, strong product knowledge, and a commitment to engage customers in enduring relationships, has resulted in a consistent, credible and exemplary brand statement.  Our look may be fresh and updated, but our roots run deep and will remain firmly planted in integrity and trust.

Staff Development/Training.  We continue to invest in employee development and training at all levels of the organization.  Service Training and Leadership Development are key initiatives to support the continuation of accountability and excellent performance.  We successfully enhanced the performance planning and review process for all employees during 2007 to include higher levels of performance feedback, coaching, communication of standards and ongoing position documentation.  Our goal is to sustain a culture where communication and motivation drive accountability and excellence in performance.

Shareholder Letter
continued

Community Involvement.  We believe that our responsibility to train individuals and provide meaningful information carries over into our communities as well.  We are proud to provide community education programs on Fraud Prevention, Get Smart about Credit, Teaching Children to Save, and Tips for First-Time Home Buyers.  We will continue to research and present relevant educational programs to assist our customers, neighbors and communities.  Our responsibility to support the communities we serve is also reflected in a host of community involvement activities ranging from food bank collections to raising money for families or individuals in need.  We are successful not only because our financial statements reflect stability and continued profitability, but also because we have helped to make the communities we call home responsive, stable and strong.

In late 2007, the Bank lost a valuable advocate and supporter when Bernadette Crooks passed away on New Year’s Eve.  Bernadette served on the board of the Corporation and the Bank for almost twenty years before retiring in 2004.  She will clearly remain part of the Bank’s rich history.  We will miss Bernadette’s dedication, attention to detail and interest in all things Farmers.  With respect, we express our deepest condolences to her family and closest friends.

We strive to provide and enhance shareholder value and believe strongly that there is a place for an independent community bank with long-term shareholder growth prospects.  We will never waiver from our commitment to providing the very best in community banking.  On behalf of your management team, the staff and Board of Directors, we thank you for your ongoing investment and support.

Very truly yours,

David L. Cox	William C. Marsh

Emclaire Financial Corp	Emclaire Financial Corp
Chairman of the Board, President and	Treasurer and
Chief Executive Officer	Chief Financial Officer

Farmers National Bank of Emlenton	Farmers National Bank of Emlenton
Chairman of the Board	President and
Chief Executive Officer

February 27, 2008

Board of Directors and Executive Management

# Board of Directors and Executive Management

Emclaire Financial Corp. and Farmers National Bank of Emlenton

## Board of Directors

**Ronald L. Ashbaugh**
Retired President
*Emclaire Financial Corp.*
*Farmers National Bank*

**James M. Crooks**
President and Owner
*Crooks Clothing Co.*

**George W. Freeman**
Owner
*Freeman's Tree Farm*

**David L. Cox**
Chairman, President and CEO
*Emclaire Financial Corp.*
Chairman
*Farmers National Bank*

**Mark A. Freemer, CPA**
Partner
*CLYDE, FERRARO & Co. LLP*

**Robert L. Hunter**
President
*Hunter Truck Sales and Service*
*Hunter Leasing*

**J. Michael King**
Senior Attorney
*Lynn, King & Schreffler*
*Attorneys at Law*

**William C. Marsh**
Treasurer and Chief Financial Officer
*Emclaire Financial Corp.*
President and Chief Executive Officer
*Farmers National Bank*

**John B. Mason**
President
*H.B. Beels & Sons, Inc.*

**Brian C. McCarrier, CPA**
President
*Interstate Pipe and Supply*

## Executive Management Team

Farmers National Bank of Emlenton

**David L. Cox**
Chairman

**William C. Marsh**
President and Chief Executive Officer

**Raymond M. Lawton**
Senior Vice President
Chief Lending Officer

**Kathleen L. Buzzard**
Senior Vice President
Operations

**Paige H. Turk**
Senior Vice President
Human Resources & Marketing

## In Memoriam

Bernadette H. Crooks

Former Board member, Bernadette H. Crooks, passed away on December 31, 2007. Mrs. Crooks served on the Bank Board since June of 1985, and on the Holding Company Board since 1989. Mrs. Crooks retired from her position in September of 2004 after serving 19 years. The Board and Management would like to honor Mrs. Crooks in her passing.

8 Emclaire Financial Corp.

Selected Consolidated Financial Highlights
(Dollar amounts in thousands, except share data)

	As of December 31,
Financial Condition Data	2007	2006	2005	2004	2003

Total assets	$311,720	$300,560	$275,517	$273,380	$262,512
Securities	51,919	51,774	56,304	63,362	49,162
Loans receivable, net	229,819	213,344	192,526	179,575	190,482
Deposits	244,262	244,492	230,503	232,874	217,110
Borrowed funds	40,400	30,000	19,500	15,000	20,700
Stockholders' equity	24,703	23,917	23,615	23,616	22,655
Stockholders' equity per common share	$19.48	$18.86	$18.63	$18.63	$17.87
Tangible stockholders' equity per common share	$18.36	$17.74	$17.50	$17.48	$16.70

	For the year ended December 31,
Operations Data	2007	2006	2005	2004	2003

Interest income	$17,855	$16,259	$14,877	$13,953	$14,209
Interest expense	7,886	6,968	5,573	5,219	4,901
Net interest income	9,969	9,291	9,304	8,734	9,308
Provision for loan losses	256	358	205	290	330
Net interest income after provision for loan losses	9,713	8,933	9,099	8,444	8,978
Noninterest income	2,943	2,934	3,317	2,535	1,785
Noninterest expense	9,164	9,409	9,146	7,909	7,522
Income before income taxes	3,492	2,458	3,270	3,070	3,241
Provision for income taxes	795	492	697	513	749

Net income	$2,697	$1,966	$2,573	$2,557	$2,492

Average common shares outstanding	1,267,835	1,267,835	1,267,835	1,267,835	1,301,714
Basic and diluted earnings per share	$2.13	$1.55	$2.03	$2.02	$1.91
Dividends per share (1)	$1.54	$1.10	$1.02	$0.94	$1.11

	As of or for the year ended December 31,
Other Data	2007	2006	2005	2004	2003

Performance Ratios
Return on average assets	0.90%	0.69%	0.94%	0.96%	0.99%
Return on average equity	11.13%	8.28%	10.69%	11.08%	10.96%
Yield on interest-earning assets (2)	6.55%	6.30%	6.00%	5.81%	6.28%
Cost of interest-bearing liabilities	3.46%	3.23%	2.70%	2.57%	2.56%
Cost of funds	2.89%	2.69%	2.24%	2.15%	2.16%
Interest rate spread (2)	3.09%	3.08%	3.30%	3.24%	3.72%
Net interest margin (2)	3.73%	3.68%	3.82%	3.71%	4.18%
Efficiency ratio (2) (3)	68.66%	74.18%	69.72%	67.11%	64.16%
Noninterest expense to average assets	3.06%	3.30%	3.33%	2.96%	2.99%
Interest-earning assets to average assets	93.13%	92.89%	92.82%	92.86%	92.69%
Loans to deposits	94.09%	87.26%	83.52%	77.11%	87.74%
Dividend payout ratio (1)	72.39%	70.93%	50.25%	46.61%	57.98%
Asset Quality Ratios
Non-performing loans to total loans	0.41%	0.85%	0.75%	0.46%	0.69%
Non-performing assets to total assets	0.35%	0.65%	0.57%	0.33%	0.52%
Allowance for loan losses to total loans	0.93%	0.94%	0.96%	1.00%	0.92%
Allowance for loan losses to non-performing loans	226.58%	110.54%	128.72%	215.48%	133.71%
Capital Ratios
Stockholders' equity to assets	7.92%	7.96%	8.57%	8.64%	8.63%
Tangible stockholders' equity to tangible assets	7.50%	7.52%	8.09%	8.15%	8.11%
Average equity to average assets	8.08%	8.32%	8.75%	8.63%	9.02%

(1)	Includes special cash dividend or $0.35 per share and $0.25 per share paid in 2007 and 2003, respectively.
(2)	Interest income utilized in calculation is on a fully tax equivalent basis.
(3)	The efficiency ratio is calculated by dividing noninterest expense (less intangible amortization) by net interest income (on a fully tax equivalent basis) and noninterest income. The efficiency ratio gives a measure of how effectively a financial institution is operating.

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

The Bank was organized in 1900 as a national banking association and is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such funds in real estate loans secured by liens on residential and commercial property, consumer loans, commercial business loans, marketable securities and interest-earning deposits.  The Bank operates through a network of twelve offices in Venango, Butler, Clarion, Clearfield, Elk, Jefferson and Mercer counties, Pennsylvania.  The Corporation and the Bank are headquartered in Emlenton, Pennsylvania.  Farmers National Financial Services, formed in 2004, is a division of the Bank that offers retail brokerage and other investment services to customers in the Bank’s market area.

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

Overview

The Corporation reported an increase in income for 2007 as consolidated net income amounted to $2.7 million or $2.13 per share, compared to net income of $2.0 million or $1.55 per share for 2006.

The increase in net income of $731,000 or 37.2% for the year ended December 31, 2007 was primarily due to an increase in net interest income and decreases in the provision for loan losses and noninterest expense, partially offset by an increase in the provision for income taxes.  Net interest income increased as a result of growth in the loan portfolio, particularly with respect to commercial loans.  Noninterest expense decreased as certain charges associated with strategic reorganization initiatives were experienced in 2006.  These 2006 charges included $375,000 in pension expense for employees who took part in an early retirement program as well as $184,000 for severance, other benefits and legal costs associated with the reorganization. Excluding these one-time reorganization charges, noninterest expense increased modestly primarily as a result of the opening of a new banking office in November 2006 and professional fees associated with Sarbanes-Oxley compliance.  The provision for income taxes increased due to increased pre-tax income.

During the year ended December 31, 2007, the Corporation experienced asset growth of 3.7% as total assets increased $11.2 million or 3.7% to $311.7 million at year end from $300.6 million at December 31, 2006.  This asset growth was driven by total loan portfolio growth of $16.5 million or 7.7% funded by a decrease in cash and equivalents of $6.2 million or 37.3% and an increase in borrowed funds of $10.4 million or 34.7%.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Changes in Financial Condition

Total assets increased $11.2 million or 3.7% to $311.7 million at December 31, 2007 from $300.6 million at December 31, 2006.  This increase was primarily due to increases in loans receivable of $16.5 million, partially offset by a decrease in cash and equivalents of $6.2 million.

The increase in the Corporation’s total assets was primarily funded by increases in total liabilities of $10.4 million or 3.7% and total stockholders’ equity of $786,000 or 3.3%.  The increase in total liabilities was primarily due to an increase in borrowed funds of $10.4 million or 34.7%.

Cash and cash equivalents.  These accounts decreased a combined $6.2 million to $10.5 million at December 31, 2007 from $16.7 million at December 31, 2006.  These accounts are typically increased by net operating results, deposits by customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds.  Decreases result from customer deposit withdrawals, new loan originations or other loan fundings, security purchases, repayments of borrowed funds and cash dividends to stockholders.  The Corporation maintained a lower balance of cash at year end December 31, 2007 than at the prior year end primarily as a result of loan growth experienced during the year and the purchase of commercial paper late in the year.

Securities.  Securities increased $145,000 or 0.3% to $51.9 million at December 31, 2007 from $51.8 million at December 31, 2006.  The overall increase in securities for the year resulted from the purchase of commercial paper late in the year, partially offset by management deploying funds from security maturities, calls and repayments into loan growth during the year.

Loans receivable.  Net loans receivable increased $16.5 million or 7.7% to $229.8 million at December 31, 2007 from $213.3 million at December 31, 2006, resulting from strong loan production of $82.0 million during 2007.  This increase can be primarily attributed to growth in the Corporation’s commercial loan portfolios.  Commercial real estate loans increased $10.5 million or 17.1% and commercial business loans increased $1.0 million or 2.8%.  This growth in commercial loans can be attributed to the production success of the Bank’s Corporate Banking Group established during 2004 and the related continued market penetration in larger communities served by the Bank.

Also contributing to the growth in the loan portfolio was an increase in home equity loans of $2.1 million or 4.4% due primarily to home equity loan campaigns put forth during the year.  In addition, consumer loans increased $2.0 million or 26.2% due to an auto loan campaign during the year.  Residential first mortgage loans increased $1.0 million or 1.6% during the year, net of $1.7 million of loans sold, due to strong residential mortgage production of $11.6 million.

Non-performing assets.  Non-performing assets include non-accrual loans, loans 90 days past due and still accruing, and real estate acquired through foreclosure (REO).  Non-performing assets decreased $858,000 to $1.1 million or 0.35% of total assets at December 31, 2007 from $1.9 million or 0.65% of total assets at December 31, 2006 primarily as the result of the full payoff of one larger credit relationship during the year.  Non-performing assets consisted of non-performing loans and REO of $1.0 million and $129,000, respectively, at December 31, 2007 and $1.8 million and $98,000, respectively, at December 31, 2006.  At December 31, 2007 non-performing assets consisted primarily of residential mortgage loans.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Federal bank stocks.  Federal bank stocks were comprised of FHLB stock and FRB stock of $2.3 million and $333,000, respectively, at December 31, 2007.  These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships between the Corporation and the banks.  The increase at December 31, 2007 compared to December 31, 2006 can be attributed to an increase in FHLB borrowings during 2007.

Bank-owned life insurance (BOLI).  The Corporation maintains single premium life insurance policies on twenty current and former officers and employees of the Bank.  In addition to providing life insurance coverage, whereby the Bank as well as the officers and employees receive life insurance benefits, the appreciation of the cash surrender value of the BOLI will serve to offset and finance existing and future employee benefit costs.  Increases in this account during 2007 were associated with the increase in the cash surrender value of the policies, partially offset by certain administrative expenses.

Premises and equipment.  Premises and equipment decreased $54,000 to $7.9 million at December 31, 2007 from $8.0 million at December 31, 2006.  The overall decrease in premises and equipment during the year was due to the normal depreciation of fixed assets of $663,000, partially offset by capital expenditures of $609,000.  Capital expenditures during the year consisted primarily of investments in technology and improvements made at the full service banking facility purchased in December of 2006.

Deposits.  Total deposits decreased $230,000 to $244.3 million at December 31, 2007 from $244.5 million at December 31, 2006.  While noninterest-bearing deposits increased $3.1 million or 7.0% during the year, interest-bearing deposits decreased by $3.3 million or 1.6%.  This change in the deposit composition resulted principally from the Corporation’s focus on maintaining core deposit accounts and establishing strong relationship accounts while allowing certain high rate certificates of deposit to mature.  In addition, the Bank opened a new office in November 2006.  At December 31, 2007, this office had total deposits of $6.3 million with $3.1 million generated in 2007.  Of these deposits, $625,000 is noninterest-bearing and $5.7 million is interest-bearing.

Borrowed funds.  Borrowed funds, or advances from the FHLB, increased $10.4 million or 34.7% to $40.4 million at December 31, 2007 from $30.0 million at December 31, 2006.  The increase in advances was the result of management matching $5.0 million in long-term borrowed funds with loans originated during the third quarter of 2007.  In addition, short-term borrowings of $5.4 million were utilized in funding loan growth and purchasing commercial paper late in the year.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Changes in Results of Operations

The Corporation reported net income of $2.7 million, $2.0 million and $2.6 million in 2007, 2006 and 2005, respectively.  The following “Average Balance Sheet and Yield/Rate Analysis” and “Analysis of Changes in Net Interest Income” tables should be utilized in conjunction with the discussion of the net interest income and interest expense components of net income.

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

(Dollar amounts in thousands)	Year ended December 31,

	2007			2006			2005
	Average		Yield /	Average		Yield /	Average		Yield /
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Interest-earning assets:

Loans, taxable	$215,771	$15,006	6.95%	$200,499	$13,554	6.76%	$181,109	$12,011	6.63%
Loans, tax-exempt	6,286	407	6.47%	6,781	438	6.46%	7,052	454	6.44%
Total loans receivable	222,057	15,413	6.94%	207,280	13,992	6.75%	188,161	12,465	6.62%

Securities, taxable	36,882	1,571	4.26%	37,944	1,481	3.90%	47,075	1,714	3.64%
Securities, tax-exempt	14,750	996	6.75%	15,250	1,013	6.64%	15,468	1,012	6.53%
Total securities	51,632	2,567	4.97%	53,194	2,494	4.69%	62,543	2,726	4.36%

Interest-earning deposits with banks	3,209	166	5.17%	2,608	129	4.95%	2,978	81	2.72%
Federal bank stocks	2,315	144	6.22%	1,945	94	4.83%	1,633	58	3.55%
Total interest-earning cash equivalents	5,524	310	5.61%	4,553	223	4.90%	4,611	139	3.01%

Total interest-earning assets	279,213	18,290	6.55%	265,027	16,709	6.30%	255,315	15,330	6.00%

Cash and due from banks	5,952			6,922			7,399
Other noninterest-earning assets	14,649			13,376			12,340

Total Assets	$299,814			$285,325			$275,054

Interest-bearing liabilities:
Interest-bearing demand deposits	$73,364	956	1.30%	$72,584	770	1.06%	$79,063	570	0.72%
Time deposits	121,889	5,484	4.50%	120,544	5,197	4.31%	110,829	4,324	3.90%
Total interest-bearing deposits	195,253	6,440	3.30%	193,128	5,967	3.09%	189,892	4,894	2.58%

Borrowed funds, short-term	1,208	33	2.73%	1,147	53	4.62%	1,199	50	4.17%
Borrowed funds, long-term	31,233	1,413	4.52%	21,521	948	4.40%	15,000	629	4.19%
Total borrowed funds	32,441	1,446	4.46%	22,668	1,001	4.42%	16,199	679	4.19%

Total interest-bearing liabilities	227,694	7,886	3.46%	215,796	6,968	3.23%	206,091	5,573	2.70%

Noninterest-bearing demand deposits	45,086	-	-	43,556	-	-	42,450	-	-

Funding and cost of funds	272,780	7,886	2.89%	259,352	6,968	2.69%	248,541	5,573	2.24%

Other noninterest-bearing liabilities	2,810			2,224			2,452
Total Liabilities	275,590			261,576			250,993

Stockholders' Equity	24,224			23,749			24,061

Total Liabilities and Stockholders' Equity	$299,814			$285,325			$275,054

Net interest income		$10,404			$9,741			$9,757

Interest rate spread (difference between
weighted average rate on interest-earning
assets and interest-bearing liabilities)			3.09%			3.08%			3.30%

Net interest margin (net interest
income as a percentage of average
interest-earning assets)			3.73%			3.68%			3.82%

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

(Dollar amounts in thousands)	2007 versus 2006			2006 versus 2005

	Increase (decrease) due to			Increase (decrease) due to
	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans	$1,018	$403	$1,421	$1,287	$240	$1,527
Securities	(75)	148	73	(428)	196	(232)
Interest-earning deposits with banks	31	6	37	(11)	59	48
Federal bank stocks	20	30	50	13	23	36

Total interest-earning assets	994	587	1,581	861	518	1,379

Interest expense:
Deposits	66	407	473	85	988	1,073
Borrowed funds	436	9	445	284	38	322

Total interest-bearing liabilities	502	416	918	369	1,026	1,395

Net interest income	$492	$171	$663	$492	$(508)	$(16)

2007 Results Compared to 2006 Results

The Corporation reported net income of $2.7 million and $2.0 million for 2007 and 2006, respectively.  The $731,000 or 37.2% increase in net income can primarily be attributed to an increase in net interest income of $678,000 and decreases in the provision for loan losses and noninterest expense of $102,000 and $245,000, respectively.  Partially offsetting these favorable comparisons, the provision for income taxes increased $303,000.

In addition, 2006 operating results were adversely impacted as the Corporation realized one-time charges associated with strategic reorganization initiatives.  Excluding these one-time charges, the Corporation experienced a modest income in noninterest expense for 2007.

Net interest income.  The primary source of the Corporation’s revenue is net interest income.  Net interest income is the difference between interest income on earning assets such as loans and securities, and interest expense on liabilities, such as deposits and borrowed funds, used to fund the earning assets.  Net interest income is impacted by the volume and composition of interest-earning assets and interest-bearing liabilities, and changes in the level of interest rates.  Tax equivalent net interest income increased $663,000 to $10.4 million for 2007, compared to $9.7 million for 2006.  This increase in net interest income can be attributed to an increase in tax equivalent interest income of $1.6 million partially offset by an increase in interest expense of $918,000.

Interest income.  Tax equivalent interest income increased $1.6 million or 9.5% to $18.3 million for 2007, compared to $16.7 million for 2006.  This increase can be attributed to an increase in interest earned on loans, securities, interest-earning deposits and federal bank stocks of $1.4 million, $73,000, $37,000 and $50,000, respectively.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Tax equivalent interest earned on loans receivable increased $1.4 million or 10.2% to $15.4 million for 2007, compared to $14.0 million for 2006.  During that time, average loans increased $14.8 million or 7.1%, accounting for $1.0 million in additional loan interest income.  The increase in average loans outstanding can be attributed to the aforementioned commercial and home equity loan growth experienced during 2007 as well as the positive impact in 2007 of loan growth in 2006.  Additionally, the interest rate earned on loans increased as market interest rates for lending were more favorable in 2007 compared to 2006 and the yield on loans increased 19 basis points to 6.94% for 2007, versus 6.75% for 2006 contributing $403,000 in additional interest income.  Contributing to the increase in the yield on loans between the periods was the collection of $125,000 of interest and late fees due associated with the payoff of previously non-performing commercial loans during the year that had been on non-accrual status.  In connection with the loan payoffs, the Corporation received all principal and interest due under the contractual terms of the loan agreements and interest collected was recorded as loan interest income during the year.  In addition, the Corporation recognized $42,000 in prepayment fees resulting from the early payoff of a large commercial mortgage in the fourth quarter of 2007.

Tax equivalent interest earned on securities increased $73,000 or 2.9% to $2.6 million for 2007, compared to $2.5 million for 2006.  The average yield on securities increased by 28 basis points as a result of certain lower yielding securities maturing.  Partially offsetting the increase in interest income associated with the yield increase was the decrease in the average volume of these assets of $1.6 million or 2.9% primarily as a result of the utilization of these funds for loan growth.

Interest earned on interest-earning deposit accounts increased $37,000 to $166,000 for 2007, compared to $129,000 for 2006, as a result of a higher yield realized on higher average balances maintained.  Interest earned on federal bank stocks increased $50,000 to $144,000 for 2007, compared to $94,000 for 2006 as a result of higher volume and higher yield.

Interest expense.  Interest expense increased $918,000 or 13.2% to $7.9 million for 2007, compared to $7.0 million for 2006.  This increase in interest expense can be attributed to an increase in interest incurred on deposits and borrowed funds of $473,000 and $445,000, respectively.

Deposit interest expense increased $473,000 or 7.9% to $6.4 million for 2007, compared to $6.0 million for 2006.  This increase in deposit interest expense was principally rate driven as the cost of interest-bearing deposits increased 21 basis points to 3.30% for 2007 versus 3.09% for 2006 contributing $407,000 in additional expense.  The increase in the interest rate on deposits can be attributed to the Corporation offering certain higher priced certificate products in the fourth quarter of 2006.  The average volume of deposits increased by $2.1 million or 1.1% contributing an additional $66,000 in interest expense.

Interest expense on borrowed funds increased $445,000 to $1.5 million for 2007, compared to $1.0 million for 2006 due to $15.0 million of FHLB long term borrowings placed in the second and third quarters of 2006 and $5.0 million of FHLB long term borrowings placed in the fourth quarter of 2007.  The Corporation utilized these borrowings primarily to fund loan growth.

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

The provision for loan losses decreased $102,000 or 28.5% to $256,000 for 2007, compared to $358,000 for 2006.  The Corporation’s allowance for loan losses amounted to $2.2 million or 0.93% of the Corporation’s total loan portfolio at December 31, 2007, compared to $2.0 million or 0.94% at December 31, 2006.  The allowance for loan losses as a percentage of non-performing loans at December 31, 2007 and 2006 was 226.6% and 110.5%, respectively.  The decrease in the provision for loan losses from 2006 to 2007 was primarily due to a lower allowance for loan losses necessary in connection with the aforementioned payoff of previously non-performing large commercial loans during the year.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Noninterest income.  Noninterest income includes revenue that is not related to interest rates, but rather to services rendered and activities conducted in the financial services industry, including fees on depository accounts, general transaction and service fees, commissions on financial services, security and loan gains and losses, and earnings on BOLI.  Noninterest income increased a modest $9,000, remaining stable at $2.9 million for 2007 and 2006.  This increase can be primarily attributed to increases in fees and service charges, commissions on financial services, earnings on BOLI, and other noninterest income of $65,000, $40,000, $24,000 and $98,000, respectively.    Partially offsetting the increase in noninterest income were decreases in gains on loan sales and gains on available for sale securities of $25,000 and $193,000, respectively.  This decrease in gains on available for sale securities resulted primarily from the 2006 gains realized of $372,000 as management elected to divest a community bank stock investment.  During 2007, the Corporation realized $166,000 in gains from the sale of another community bank stock investment as a result of that banks merger with a larger financial institution.

Noninterest expense.  Noninterest expense decreased $245,000 or 2.6% to $9.2 million for 2007, compared to $9.4 million for 2006.  This decrease in noninterest expense was comprised of decreases in compensation and employee benefits, premises and equipment and intangible amortization expense of $542,000, $48,000 and $7,000, respectively, partially offset by an increase in other expenses of $352,000.

The largest component of noninterest expense, compensation and employee benefits, decreased $542,000 or 9.6%.  This decrease was primarily the result of the Corporation realizing non-recurring charges of $559,000 relating to the aforementioned reorganization during 2006.  These charges included $375,000 in pension expense for employees who took part in an early retirement program as well as $184,000 for severance, other benefits and legal costs associated with the reorganization.  Excluding these one-time charges, the Corporation realized a slight increase in compensation and employee benefits resulting from normal salary and wage adjustments and increases in 401(k) match expense, training expense, director’s fees, incentive expense and stock option expense.  Mitigating these increases was the realization of ongoing savings in salaries and wages and employee benefits resulting from the 2006 reorganization.

Premises and equipment expense decreased $48,000 or 2.9% as the Corporation focused on controlling expenses.  This decrease was primarily the result of lower equipment and software depreciation.  The decrease in equipment depreciation resulted from the write-off of an asset determined to be obsolete during 2006.  Partially offsetting these decreases were increased occupancy costs related to a new branch location opened during the fourth quarter of 2006.

Other expense increased $352,000 or 16.5% primarily due to increases in professional fees, travel, entertainment and conferences and telephone expenses of $174,000, $43,000 and $41,000, respectively.  Also contributing to this increase was an increase in other noninterest expense of $70,000 primarily consisting of increases in subscriptions, credit bureau expense, and internet banking expense of $41,000, $25,000 and $26,000, respectively.  The increase in professional fees resulted primarily from fees associated with required Sarbanes-Oxley compliance initiatives pursued during 2007.

The provision for income taxes increased $303,000 or 61.6% to $795,000 for 2007, compared to $492,000 for 2006, primarily due to the increase in the Corporation’s pre-tax earnings of $1.0 million.  In addition, the Corporation’s effective tax rate was 22.8% for 2007, compared with 20.0% for 2006.

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

Deposit interest expense increased $1.1 million or 21.9% to $6.0 million for 2006, compared to $4.9 million for 2005.  This increase in deposit interest expense was principally rate driven as the cost of interest-bearing deposits increased 51 basis points to 3.09% for 2007 versus 2.58% for 2005 contributing $988,000 in additional expense.  The average volume of deposits increased modestly by $3.2 million or 1.7% contributing to an additional $85,000 in interest expense.  The increase in the interest rate on deposits can be attributed to the increase in short term market interest rates during 2006 and 2005 as well as to the Corporation offering certain higher priced certificate products during 2006.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Interest expense on borrowed funds increased $322,000 to $1.0 million for 2006, compared to $679,000 for 2005 due to $15.0 million of FHLB long term borrowings placed in the second and third quarters of 2006.

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

Other expense decreased $264,000 or 11.0% primarily due to a decrease in telephone expenses of $155,000 as the Corporation received credit from its telephone vendor for billing errors.  Also contributing to this decrease was a $203,000 write-off of amounts related to a correspondent bank reconciliation in 2005, which resulted from inefficiencies related to consolidation of their offices as well as variances resulting from the Bank’s technology conversions late in 2004.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

The provision for income taxes decreased $205,000 or 29.4% to $492,000 for 2006, compared to $697,000 for 2005, primarily due to the decrease in the Corporation’s pre-tax earnings of $812,000.

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

The Corporation’s Board of Directors has established a Finance Committee, consisting of four outside directors, the President and Chief Executive Officer and the Chief Financial Officer, to monitor market risk, including primarily interest rate risk.  This committee, which meets at least quarterly, generally establishes and monitors the investment, interest rate risk and asset liability management policies established by the Corporation.

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

Based on certain assumptions provided by a federal regulatory agency, which management believes most accurately represents the sensitivity of the Corporation’s assets and liabilities to interest rate changes, at December 31, 2007, the Corporation’s interest-earning assets maturing or repricing within one year totaled  $72.7 million while the Corporation’s interest-bearing liabilities maturing or repricing within one-year totaled $93.2 million, providing an excess of interest-bearing liabilities over interest-earning assets of $20.5 million or a negative 6.6% of total assets.  At December 31, 2007, the percentage of the Corporation’s assets to liabilities maturing or repricing within one year was 78.1%.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2007 which are expected to mature, prepay or reprice in each of the future time periods presented:

(Dollar amounts in thousands)	Due in		Due within		Due within	Due within	Due in
	six months		six months		one to	three to	over
	or less		to one year		three years	five years	five years		Total

Total interest-earning assets	$47,171		$25,554		$74,212	$43,505	$89,942		$280,384

Total interest-bearing liabilities	58,930		34,224		57,827	37,169	96,516		284,666

Maturity or repricing gap during the period	$(11,759)		$(8,670)		$16,385	$6,336	$(6,574)		$(4,282)

Cumulative gap	$(11,759)		$(20,429)		$(4,044)	$2,292	$(4,282)

Ratio of gap during the period to total assets	(3.77%	)	(2.78%	)	5.26%	2.03%	(2.11%	)

Ratio of cumulative gap to total assets	(3.77%	)	(6.55%	)	(1.30% )	0.74%	(1.37%	)

Total assets									$311,720

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

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, for the years ended December 31, 2007 and 2006, respectively.  This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2007 remained constant.  The impact of the market rate movements on net interest income was developed by simulating the effects of rates changing gradually during a one-year period from the December 31, 2007 levels for net interest income.

	Increase		Decrease
	+100	+200	-100	-200
	BP	BP	BP	BP

2007 Net interest income - increase (decrease)	0.26%	(0.66%)	2.24%	5.15%

2006 Net interest income - increase (decrease)	1.12%	0.73%	(0.33%)	(3.43%)

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

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

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

Capital Resources

Total stockholders’ equity increased $786,000 or 3.3% to $24.7 million at December 31, 2007 from $23.9 million at December 31, 2006.  Net income of $2.7 million in 2007, represented an increase in earnings of $731,000 or 37.2% compared to last year.  Returns on average equity and assets were 11.13% and 0.90%, respectively, for 2007.

The Corporation has maintained a strong capital position with a capital to assets ratio of 7.9% at December 31, 2007, a slight decline compared to the ratio of 8.0% a year earlier.  While continuing to sustain this strong capital position, dividends increased to $2.0 million in 2007 from $1.4 million in 2006.  Stockholders have taken part in the Corporation’s dividend reinvestment plan introduced during 2003 with 40% of registered shareholder accounts active in the plan at December 31, 2007.

Capital adequacy is intended to enhance the Corporation’s ability to support growth while protecting the interest of shareholders and depositors and to ensure that capital ratios are in compliance with regulatory minimum requirements.  Regulatory agencies have developed certain capital ratio requirements that are used to assist them in monitoring the safety and soundness of financial institutions.  At December 31, 2007, the Corporation and the Bank were in excess of all regulatory capital requirements.

Liquidity

The Corporation’s primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, and amortization and prepayments of outstanding loans and maturing securities.  During 2007, the Corporation used its sources of funds primarily to fund loan commitments.  As of December 31, 2007, the Corporation had outstanding loan commitments, including undisbursed loans and amounts available under credit lines, totaling $30.7 million, and standby letters of credit totaling $869,000.  The Bank is required by the OCC to establish policies to monitor and manage liquidity levels to ensure the Bank’s ability to meet demands for customer withdrawals and the repayment of short-term borrowings, and the Bank is currently in compliance with all liquidity policy limits.

At December 31, 2007, time deposits amounted to $119.5 million or 48.9% of the Corporation’s total consolidated deposits, including approximately $56.2 million, which are scheduled to mature within the next year.  Management of the Corporation believes that the Corporation has adequate resources to fund all of its commitments, that all of its commitments will be funded as required by related maturity dates and that, based upon past experience and current pricing policies, it can adjust the rates of time deposits to retain a substantial portion of maturing liabilities.  The following table presents the Corporation’s contractual obligations as of December 31, 2007:

(Dollar amounts in thousands)	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Time deposits	$56,263	$34,234	$18,603	$10,437	$119,537
Borrowed funds	5,400	-	10,000	25,000	40,400
Lease obligations	120	234	105	-	459
Estimated future pension payments	254	461	422	3,371	4,508
Total	$62,037	$34,929	$29,130	$38,808	$164,904

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Aside from liquidity available from customer deposits or through sales and maturities of securities, the Corporation has alternative sources of funds such as a line of credit and term borrowing capacity from the FHLB and, to a more limited extent, through the sale of loans.  At December 31, 2007, the Corporation’s borrowing capacity with the FHLB, net of funds borrowed, was $110.6 million.

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

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements.  These policies, along with the disclosures presented in the other financial statement notes provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined.  Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates and assumptions and where changes in those estimates and assumptions could have a significant impact on the financial statements.  Management has identified the following as a critical accounting policy.

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

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Recent Accounting and Regulatory Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.  The Corporation is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated financial statements.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, Effective Date of FASB Statement No. 157 (FSP 157-b), that would permit a one-year deferral in applying the measurement provisions of SFAS 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually).  Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  This deferral does not apply, however, to an entity that applies SFAS 157 in interim or annual financial statements before proposed FSP 157-b is finalized.  The Corporation is currently evaluating the potential impact, if any, of the adoption of FSP 157-b on its consolidated financial statements.

In September 2006, FASB’s Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance  Arrangements (EITF 06-4).  EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement.  The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee.  As such, if the policyholder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement.  Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate.  For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption.  The EITF is effective in fiscal years beginning after December 15, 2007, with early adoption permitted.  The Corporation does not expect the implementation of EITF 06-4 to have a material impact on its consolidated financial statements.

In September 2006, FASB’s EITF issued EITF Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance (EITF 06-5).  The scope of EITF 06-5 consists of six separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of key persons.  The six issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4.  EITF 06-5 is effective for fiscal years beginning after December 15, 2006.  The implementation of EITF 06-5 had no effect on the Corporation’s consolidated financial statements.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS 159 is effective for the Corporation January 1, 2008.  The Corporation is evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. (SAB) 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109).  SAB 109 expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles.  To make the staff’s views consistent with current authoritative accounting guidance, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments.  Specifically, SAB 109 revises the SEC staff’s views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment.  SAB 109 retains the staff’s views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment.  The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.  The Corporation does not expect SAB 109 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141R).  SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance will become effective for fiscal years beginning after December 15, 2008.  This new pronouncement will impact the Corporation’s accounting for business combinations completed beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160).  SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance will become effective for fiscal years beginning after December 15, 2008.  The Corporation believes that this new pronouncement will have an immaterial impact on its consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 (SAB 110) to amend and replace Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the SAB series.  Question 6 of Section D.2 Topic 14 expresses the views of the staff regarding the use of the “simplified” method for share option grants prior to December 31, 2007.  SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.

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

Consolidated Balance Sheets
(Dollar amounts in thousands, except share data)

	December 31,
	2007	2006
Assets
Cash and due from banks	$10,288	$7,540
Interest earning deposits with banks	195	9,177
Total cash and cash equivalents	10,483	16,717
Securities available for sale, at fair value	51,919	51,774
Loans receivable, net of allowance for loan losses of $2,157 and $2,035	229,819	213,344
Federal bank stocks, at cost	2,662	2,217
Bank-owned life insurance	4,987	4,794
Accrued interest receivable	1,365	1,374
Premises and equipment, net	7,904	7,958
Goodwill	1,422	1,422
Prepaid expenses and other assets	1,159	960
Total Assets	$311,720	$300,560

Liabilities and Stockholders' Equity
Liabilities
Deposits:
Non-interest bearing	$47,111	$44,045
Interest bearing	197,151	200,447
Total deposits	244,262	244,492
Borrowed funds:
Short-term	5,400	-
Long-term	35,000	30,000
Total borrowed funds	40,400	30,000
Accrued interest payable	771	825
Accrued expenses and other liabilities	1,584	1,326
Total Liabilities	287,017	276,643
Stockholders' Equity
Preferred stock, $1.00 par value, 3,000,000 shares authorized; none issued	-	-
Common stock, $1.25 par value, 12,000,000 shares authorized;
1,395,852 shares issued, 1,267,835 shares outstanding	1,745	1,745
Additional paid-in capital	10,902	10,871
Treasury stock, at cost; 128,017 shares	(2,653)	(2,653)
Retained earnings	15,114	14,370
Accumulated other comprehensive loss	(405)	(416)
Total Stockholders' Equity	24,703	23,917
Total Liabilities and Stockholders' Equity	$311,720	$300,560

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income
(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2007	2006	2005
Interest and dividend income
Loans receivable, including fees	$15,287	$13,856	$12,325
Securities:
Taxable	1,571	1,481	1,714
Exempt from federal income tax	687	699	699
Federal bank stocks	144	94	58
Deposits with banks	166	129	81
Total interest and dividend income	17,855	16,259	14,877
Interest expense
Deposits	6,440	5,967	4,894
Short-term borrowed funds	33	53	50
Long-term borrowed funds	1,413	948	629
Total interest expense	7,886	6,968	5,573
Net interest income	9,969	9,291	9,304
Provision for loan losses	256	358	205
Net interest income after provision for loan losses	9,713	8,933	9,099
Noninterest income
Fees and service charges	1,549	1,484	1,420
Commissions on financial services	448	408	437
Net gain on sales of loans	33	58	5
Net gain on available for sale securities	207	400	857
Earnings on bank-owned life insurance	219	195	191
Other	487	389	407
Total noninterest income	2,943	2,934	3,317
Noninterest expense
Compensation and employee benefits	5,090	5,632	5,107
Premises and equipment	1,589	1,637	1,611
Intangible amortization expense	-	7	31
Other	2,485	2,133	2,397
Total noninterest expense	9,164	9,409	9,146
Income before provision for income taxes	3,492	2,458	3,270
Provision for income taxes	795	492	697
Net income	$2,697	$1,966	$2,573

Earnings per share
Basic	$2.13	$1.55	$2.03
Diluted	$2.13	$1.55	$2.03

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(Dollar amounts in thousands, except share data)

					Accumulated
		Additional			Other	Total
	Common	Paid-in	Treasury	Retained	Comprehensive	Stockholders'
	Stock	Capital	Stock	Earnings	Income (Loss)	Equity
Balance at January 1, 2005	$1,745	$10,871	$(2,653)	$12,398	$1,255	$23,616
Comprehensive income:
Net income				2,573		2,573
Change in net unrealized gains (losses) on
securities available for sale, net of
taxes of ($660)					(1,281)	(1,281)
Comprehensive income						1,292
Dividends declared, $1.02 per share				(1,293)		(1,293)
Balance at December 31, 2005	1,745	10,871	(2,653)	13,678	(26)	23,615
Cumulative effect of adjustments resulting
from the adoption of SAB No. 108				120		120
Adjusted balance at December 31, 2005	1,745	10,871	(2,653)	13,798	(26)	23,735
Comprehensive income:
Net income				1,966		1,966
Change in net unrealized losses on
securities available for sale, net of
taxes of ($14)					(30)	(30)
Comprehensive income						1,936
Adjustment to initially apply SFAS
No. 158, net of taxes of ($185)					(360)	(360)
Dividends declared, $1.10 per share				(1,394)		(1,394)
Balance at December 31, 2006	1,745	10,871	(2,653)	14,370	(416)	23,917
Comprehensive income:
Net income				2,697		2,697
Change in net unrealized losses on
securities available for sale, net of
taxes of ($22)					(43)	(43)
Change in funded status of defined
benefit plan, net of taxes of $27					54	54
Comprehensive income						2,708
Stock compensation expense, net of taxes of $16		31				31
Dividends declared, $1.54 per share				(1,953)		(1,953)
Balance at December 31, 2007	$1,745	$10,902	$(2,653)	$15,114	$(405)	$24,703

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(Dollar amounts in thousands)

	Year ended December 31,
	2007	2006	2005
Cash flows from operating activities
Net income	$2,697	$1,966	$2,573
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of premises and equipment	663	849	855
Provision for loan losses	256	358	205
Amortization of premiums and accretion of discounts, net	7	32	94
Amortization of intangible assets and mortgage servicing rights	17	14	37
Realized gain on sales of available for sale securities, net	(207)	(400)	(857)
Net gains on sales of loans	(33)	(58)	(5)
Originations of loans sold	(1,737)	(4,008)	-
Proceeds from the sale of loans	1,756	3,998	-
Stock compensation expense	31	-	-
Proceeds from the sale of loans held for sale	-	-	546
Earnings on bank-owned life insurance, net	(193)	(171)	(175)
(Increase) decrease in accrued interest receivable	9	(103)	(68)
(Increase) decrease in deferred taxes	156	47	(506)
(Increase) decrease in prepaid expenses and other assets	(372)	(131)	1,078
Increase (decrease) in accrued interest payable	(54)	218	30
Increase (decrease) in accrued expenses and other liabilities	334	35	(176)
Net cash provided by operating activities	3,330	2,646	3,631
Cash flows from investing activities
Loan originations and principal collections, net	(16,727)	(21,139)	(13,286)
Available for sale securities:
Sales	1,472	1,089	1,646
Maturities, repayments and calls	17,006	5,848	8,809
Purchases	(18,478)	(2,076)	(4,552)
Held to maturity securities:
Sales	-	14	-
Maturities, repayments and calls	-	1	1
Purchase of federal bank stocks	(445)	(444)	(42)
Purchases of premises and equipment	(609)	(2,684)	(1,300)
Net cash used in investing activities	(17,781)	(19,391)	(8,724)
Cash flows from financing activities
Net increase (decrease) in deposits	(230)	13,989	(2,371)
Proceeds from issuance of long-term debt	5,000	15,000	-
Net change in short-term borrowings	5,400	(4,500)	4,500
Dividends paid on common stock	(1,953)	(1,394)	(1,293)
Net cash provided by financing activities	8,217	23,095	836
Net increase (decrease) in cash and cash equivalents	(6,234)	6,350	(4,257)
Cash and cash equivalents at beginning of period	16,717	10,367	14,624
Cash and cash equivalents at end of period	$10,483	$16,717	$10,367

Supplemental information:
Interest paid	$7,940	$6,750	$5,543
Income taxes paid	626	686	442

Supplemental noncash disclosures:
Transfers from loans to foreclosed real estate	253	50	106

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

Restrictions on Cash.  Cash on hand or on deposit with the Federal Reserve Bank of approximately $60,000 and $1.1 million were required to meet regulatory reserve and clearing requirements at December 31, 2007 and 2006, respectively.  Such balances do not earn interest.

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

Allowance for Loan Losses (continued).  The allowance consists of specific, general and unallocated components.  The specific component relates to loans that are classified as either doubtful, substandard or special mention.  For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.  An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses.  The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

Premises and Equipment.  Land is carried at cost.  Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization.  Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment.  Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful life or the expected term of the leases.  Expected terms include lease option periods to the extent that the exercise of such option is reasonably assured.  Premises and equipment are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows.  If impaired, assets are recorded at fair value.

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

Real Estate Acquired Through Foreclosure.  Real estate properties acquired through foreclosure are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis.  After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.  Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results.  Real estate acquired through foreclosure is classified in prepaid expenses and other assets and totaled $129,000 and $98,000 at December 31, 2007 and 2006, respectively.

Treasury Stock.  Common stock purchased for treasury is recorded at cost.  At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Income Taxes.  Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rate and laws.

Earnings Per Common Share.  Basic earnings per common share (EPS) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding during the period.  Diluted EPS reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Corporation.  Options on 84,000 shares of common stock were included in computing diluted earnings per share because their effects were dilutive.

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

Stock Compensation Plans.  In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payments (SFAS 123(R)).  SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans.  SFAS 123(R) is a replacement of SFAS 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretive guidance.  The effect of the statement requires entities to measure the cost of employee services received in exchange for the stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award.  SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the statement. Effective January 1, 2007, the Corporation adopted SFAS 123(R).

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

Recently Adopted Accounting Standards.  The Corporation, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), adjusted its beginning retained earnings for fiscal 2006 in the accompanying consolidated balance sheet.  The provisions of SAB 108 were effective for the Corporation for its December 31, 2006 year end.  See Note 12 for additional information on the adoption of SAB 108.

The Corporation adopted Financial Accounting Standard Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48), effective January 1, 2007.  The adoption had no impact on the Corporation’s consolidated financial statements.  At January 1, 2007 and December 31, 2007, the Corporation had no FIN 48 unrecognized tax benefits recorded.

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Standards (continued).  The Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R), (SFAS 158), effective December 31, 2006.  The adoption of SFAS 158 resulted in the Corporation recording an additional accrued pension liability of $545,000 and a charge of $360,000, net of taxes, to accumulated other comprehensive income at December 31, 2006.  As of December 31, 2007, the Corporation’s liability under SFAS was $465,000 and the charge to accumulated other comprehensive income was $306,000, net of taxes.  See Note 13 for additional information on the adoptions of SFAS 158.

The Corporation adopted SFAS 123(R), Share-Based Payment, which requires that compensation cost related to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued.  For the year ended December 31, 2007, the Corporation recognized $31,000, net of taxes, in compensation expense for stock options.

Recent Accounting and Regulatory Pronouncements. In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.  The Corporation is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated financial statements.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, Effective Date of FASB Statement No. 157 (FSP 157-b), that would permit a one-year deferral in applying the measurement provisions of SFAS 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually).  Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  This deferral does not apply, however, to an entity that applies SFAS 157 in interim or annual financial statements before proposed FSP 157-b is finalized.  The Corporation is currently evaluating the potential impact, if any, of the adoption of FSP 157-b on its consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Recent Accounting and Regulatory Pronouncements (continued).  In September 2006, FASB’s Emerging Issues Task Force (EITF) issued EITF Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split Dollar Life Insurance  Arrangements (EITF 06-4).  EITF 06-4 requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement.  The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee.  As such, if the policyholder has agreed to maintain the insurance policy in force for the employee’s benefit during his or her retirement, then the liability recognized during the employee’s active service period should be based on the future cost of insurance to be incurred during the employee’s retirement.  Alternatively, if the policy holder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in SFAS 106 or Accounting Principles Board (APB) Opinion No. 12, as appropriate.  For transition, an entity can choose to apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption.  The EITF is effective in fiscal years beginning after December 15, 2007, with early adoption permitted.  The Corporation does not expect the implementation of EITF 06-4 to have a material impact on its consolidated financial statements.

In September 2006, FASB’s EITF issued EITF Issue No. 06-5, Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance (EITF 06-5).  The scope of EITF 06-5 consists of six separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of key persons.  The six issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4.  EITF 06-5 is effective for fiscal years beginning after December 15, 2006.  The implementation of EITF 06-5 had no effect on the Corporation’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (SFAS 159).  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS 159 is effective for the Corporation January 1, 2008.  The Corporation is evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Recent Accounting and Regulatory Pronouncements (continued).  In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. (SAB) 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109).  SAB 109 expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles.  To make the staff’s views consistent with current authoritative accounting guidance, SAB 109 revises and rescinds portions of SAB No. 105, Application of Accounting Principles to Loan Commitments.  Specifically, SAB 109 revises the SEC staff’s views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment.  SAB 109 retains the staff’s views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment.  The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.  The Corporation does not expect SAB 109 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS 141R).  SFAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance will become effective for fiscal years beginning after December 15, 2008.  This new pronouncement will impact the Corporation’s accounting for business combinations completed beginning January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements – An Amendment of ARB No. 51 (SFAS 160).  SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The guidance will become effective for fiscal years beginning after December 15, 2008.  The Corporation believes that this new pronouncement will have an immaterial impact on its consolidated financial statements.

In December 2007, the SEC issued SAB No. 110 (SAB 110) to amend and replace Question 6 of Section D.2 of Topic 14, Share-Based Payment, of the SAB series.  Question 6 of Section D.2 Topic 14 expresses the views of the staff regarding the use of the “simplified” method for share option grants prior to December 31, 2007.  SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Corporation’s securities as of December 31:

(Dollar amounts in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	gains	losses	value

Available for sale:
December 31, 2007:
U.S. Government agencies and related entities	$29,356	$37	$(59)	$29,334
Mortgage-backed securities	1,932	-	(48)	1,884
Municipal securities	13,685	566	-	14,251
Corporate securities	2,939	-	-	2,939
Equity securities	4,156	-	(645)	3,511
	$52,068	$603	$(752)	$51,919
December 31, 2006:
U.S. Government agencies and related entities	$31,354	$-	$(606)	$30,748
Mortgage-backed securities	2,434	-	(95)	2,339
Municipal securities	14,688	574	-	15,262
Corporate securities	-	-	-	-
Equity securities	3,382	176	(132)	3,425
	$51,858	$750	$(833)	$51,774

Sales of available for sale securities were as follows:

(Dollar amounts in thousands)	2007	2006	2005

Proceeds	$1,472	$1,089	$1,646
Gross gains	207	400	857
Tax provision related to gains	70	136	291

The following table summarizes scheduled maturities of the Corporation’s securities as of December 31, 2007:

(Dollar amounts in thousands)	Available for sale
	Amortized	Fair
	cost	value

Due in one year or less	$13,268	$13,254
Due after one year through five years	16,053	16,019
Due after five through ten years	3,330	3,344
Due after ten years	15,261	15,791
No scheduled maturity	4,156	3,511
	$52,068	$51,919

Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Notes to Consolidated Financial Statements (continued)

2.	Securities (continued)

Securities with carrying values of $11.5 million and $12.4 million as of December 31, 2007 and 2006, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

(Dollar amounts in thousands)	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Loss	Value	Loss	Value	Loss

December 31, 2007:
U.S. Government agencies and related entities	$-	$-	$20,804	$(59)	$20,804	$(59)
Mortgage-backed securities	-	-	1,884	(48)	1,884	(48)
Municipal securities	-	-	-	-	-	-
Corporate securities	-	-	-	-	-	-
Equity securities	888	(184)	2,557	(461)	3,445	(645)
	$888	$(184)	$25,245	$(568)	$26,133	$(752)

December 31, 2006:
U.S. Government agencies and related entities	$1,224	$(23)	$29,524	$(583)	$30,748	$(606)
Mortgage-backed securities	-	-	2,339	(95)	2,339	(95)
Municipal securities	-	-	-	-	-	-
Corporate securities	-	-	-	-	-	-
Equity securities	1,262	(57)	960	(75)	2,222	(132)
	$2,486	$(80)	$32,823	$(753)	$35,309	$(833)

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2007, there were 34 securities in an unrealized loss position.  These unrealized losses are considered to be temporary impairments.  A decline in the value of the debt securities is due only to interest rate fluctuations, rather then erosion of quality.  As a result, the payment of contractual cash flows, including principal repayment, is not at risk.  As management has the intent and ability to hold these investments until market recovery or maturity, none of the debt securities are deemed to be other than temporary.

Equity securities owned by the Corporation consist of common stock of various financial services providers that have traditionally been high-performing stocks.  As a result of recent market volatility in financial stocks from news of sub-prime lending problems, the fair value of most of the stocks held are “under water” as of December 31, 2007, and as such, could be considered to be impaired.  The Corporation does not invest in these securities with the intent to sell them for a profit in the near-term.  Management believes these securities have potential to appreciate in value over the long-term, while providing for a reasonable dividend yield.  In addition, stocks can be cyclical and will experience some down periods.  Historically, bank stocks have sustained cyclical losses followed by periods of substantial gains.  Based on these circumstances and the ability and intent to hold these securities for a reasonable period of time sufficient for a recovery of fair value, the Corporation does not consider these investments to be other than temporarily impaired at December 31, 2007.

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable

The following table summarizes the Corporation’s loans receivable as of December 31:

(Dollar amounts in thousands)	2007	2006

Mortgage loans on real estate:
Residential first mortgages	$65,706	$64,662
Home equity loans and lines of credit	49,426	47,330
Commercial real estate	71,599	61,128
	186,731	173,120
Other loans:
Commercial business	35,566	34,588
Consumer	9,679	7,671
	45,245	42,259

Total loans, gross	231,976	215,379

Less allowance for loan losses	2,157	2,035

Total loans, net	$229,819	$213,344

Following is an analysis of the changes in the allowance for loan losses for the years ended December 31:

(Dollar amounts in thousands)	2007	2006	2005

Balance at the beginning of the year	$2,035	$1,869	$1,810

Provision for loan losses	256	358	205
Charge-offs	(164)	(221)	(197)
Recoveries	30	29	51

Balance at the end of the year	$2,157	$2,035	$1,869

Non-performing loans, which include primarily non-accrual loans, were $1.0 million and $1.8 million at December 31, 2007 and 2006, respectively.  The Corporation is not committed to lend significant additional funds to debtors whose loans are on non-accrual status.  At December 31, 2007 there was no recorded investment in loans considered to be impaired.  At December 31, 2006, the recorded investment in loans considered to be impaired, requiring an allowance for loan loss, was $461,000, against which approximately $166,000 of the allowance for loan losses was allocated.  Additionally, in 2006, there was one impaired loan for $452,000 that did not require an allowance for loan loss.  During 2007, 2006 and 2005, impaired loans averaged $255,000, $946,000 and $1.2 million, respectively.  The Corporation recognized interest income on impaired loans of approximately $98,000, $14,000 and $95,000, on a cash basis, during 2007, 2006 and 2005, respectively.  Nonperforming loans and impaired loans are defined differently.  Some loans may be included in both categories whereas other loans may be included in only one category.

The Corporation is required to maintain qualifying collateral with the FHLB to secure all outstanding loans.  Loans with book values of $50.0 million and $52.7 million as of December 31, 2007 and 2006, respectively, are pledged as qualifying collateral.  The Corporation is in compliance with all FHLB credit policies at December 31, 2007.

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

The Corporation was servicing residential mortgage loans with unpaid principal balances of $7.7 million and $6.3 million at December 31, 2007 and 2006, respectively, for a third party investor.  In addition, the Corporation was servicing commercial loans with unpaid principal balances of $5.3 million and $6.0 million at December 2007 and 2006, respectively, for third party investors.  Such loans are not reflected in the consolidated balance sheet and servicing operations result in the generation of annual fee income of approximately 0.25% of the unpaid principal balances of such loans.

4.	Federal Bank Stocks

The Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB) and the Federal Reserve Bank of Cleveland (FRB).  As a member of these federal banking systems, the Bank maintains an investment in the capital stock of the respective regional banks, at cost.  These stocks are purchased and redeemed at par as directed by the federal banks and levels maintained are based primarily on borrowing and other correspondent relationships.  The Bank’s investment in FHLB and FRB stocks was $2.3 million and $333,000, respectively, at December 31, 2007, and $1.9 million and $333,000, respectively, at December 31, 2006.

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2007	2006

Land	$1,088	$1,088
Buildings and improvements	5,955	5,894
Leasehold improvements	733	696
Furniture, fixtures and equipment	4,428	4,279
Software	1,878	1,735
Construction in progress	908	688

	14,990	14,381
Less accumulated depreciation and amortization	7,086	6,423

	$7,904	$7,958

Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 were $663,000, $849,000 and $855,000, respectively.

Notes to Consolidated Financial Statements (continued)

5.	Premises and Equipment (continued)

Rent expense under non-cancelable operating lease agreements for the years ended December 31, 2007, 2006 and 2005 was $115,000, $112,000 and $109,000, respectively.  Rent commitments under non-cancelable long-term operating lease agreements for certain branch offices for the years ended December 31, are as follows, before considering renewal options that are generally present:

(Dollar amounts in thousands)	Amount

2008	$120
2009	122
2010	112
2011	76
2012	29
Thereafter	-

$459

6.	Goodwill and Intangible Assets

The following table summarizes the Corporation’s acquired goodwill and intangible assets as of    December 31:

Goodwill and Intangible Assets:

(Dollar amounts in thousands)	2007		2006
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Goodwill	$1,422	$-	$1,422	$-
Core deposit intangibles	1,240	1,240	1,240	1,240
Other customer relationship intangibles	20	20	20	20

Total	$2,682	$1,260	$2,682	$1,260

Goodwill resulted from two previous branch acquisitions and is no longer amortized.  There was no aggregate amortization expense for 2007.  Aggregate amortization expense for 2006 and 2005 was $7,000 and $31,000, respectively.

7.	Related Party Balances and Transactions

In the ordinary course of business, the Bank maintains loan and deposit relationships with employees, principal officers and directors.  The Bank has granted loans to principal officers and directors and their affiliates amounting to $1.3 million and $1.2 million at December 31, 2007 and 2006, respectively.  During 2007, total principal additions and total principal repayments associated with these loans were $350,000 and $282,000, respectively.  Deposits from principal officers and directors held by the Bank at December 31, 2007 and 2006 totaled $2.4 million and $2.4 million, respectively.

In addition, directors and their affiliates may provide certain professional and other services to the Corporation and the Bank in the ordinary course of business at market fee rates.  During 2007, 2006 and 2005, amounts paid to affiliates for such services totaled $120,000, $117,000 and $55,000, respectively.

Notes to Consolidated Financial Statements (continued)

8.	Deposits

The following table summarizes the Corporation’s deposits as of December 31:

(Dollar amounts in thousands)	2007			2006

	Weighted			Weighted
Type of accounts	average rate	Amount	%	average rate	Amount	%

Non-interest bearing deposits	-	$47,111	19.3%	-	$44,045	18.0%
Interest bearing demand deposits	1.28%	77,614	31.8%	0.69%	70,951	29.0%
Time deposits	4.48%	119,537	48.9%	4.59%	129,496	53.0%

	2.60%	$244,262	100.0%	2.63%	$244,492	100.0%

The Corporation had a total of $32.7 million and $33.0 million in time deposits of $100,000 or more at December 31, 2007 and 2006, respectively.

Scheduled maturities of time deposits for the next five years are as follows:

(Dollar amounts in thousands)	Amount	%

2008	$56,263	47.1%
2009	19,777	16.5%
2010	14,457	12.1%
2011	9,425	7.9%
2012	9,178	7.7%
Thereafter	10,437	8.7%

	$119,537	100.0%

9.	Borrowed Funds

The following table summarizes the Corporation’s borrowed funds as of and for the year ended December 31:

(Dollar amounts in thousands)	2007				2006
				Weighted				Weighted
		Average	Average	average		Average	Average	average
	Balance	Balance	Rate	rate	Balance	Balance	Rate	rate

FHLB advances:
Due within 12 months	$5,400	$1,208	4.58%	2.73%	$-	$1,147	4.90%	4.62%
Due beyond 12 months but within 5 years	10,000	10,000	4.18%	4.24%	5,000	5,000	4.61%	4.68%
Due beyond 5 years but within 10 years	25,000	21,233	4.52%	4.66%	25,000	16,521	4.45%	4.32%
	$40,400	$32,441			$30,000	$22,668

Notes to Consolidated Financial Statements (continued)

9.	Borrowed Funds (continued)

The Corporation had outstanding advances with the FHLB of $40.4 million and $30.0 million at December 31, 2007 and 2006, respectively.  Borrowed funds at December 31, 2007 consist of seven, $5.0 million term advances and $5.4 million in overnight borrowings with the FHLB.  The term advances mature between November 2011 and October 2017.  If these advances convert to adjustable rate borrowings, the Corporation has the opportunity to repay the advances without penalty at or after the conversion date.  All borrowings from the FHLB are secured by a blanket lien of qualified collateral, defined principally as 80 percent of the carrying value of first mortgage loans on owner-occupied residential properties and 95 percent of the market value of U.S. Government and federal agency securities.

The initial three $5.0 million borrowings have fixed rates of 4.61%, 3.74% and 4.04%, respectively, after which the rates may adjust at the option of the FHLB to the then three month LIBOR plus 20, 22 or 25 basis points, respectively, but only if the three month LIBOR exceeds 8.0%.

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

During 2007, the Corporation entered into an agreement with the FHLB to borrow an additional $5.0 million for a 10 year term at an initial interest rate of 4.09%.  This borrowing is fixed for the first three years of the term after which the rates may adjust at the option of the FHLB to the then three month LIBOR rate plus 13 basis points.

Scheduled maturities of borrowed funds for the next five years are as follows:

(Dollar amounts in thousands)	Amount

2008	$5,400
2009	-
2010	-
2011	5,000
2012	5,000
Thereafter	25,000

$40,400

The Bank maintains a credit arrangement with the FHLB as a source of additional liquidity.  The total maximum borrowing capacity with the FHLB, excluding loans outstanding, at December 31, 2007 was $96.7 million.

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

Restrictions on Dividends, Loans and Advances

The Bank is subject to a regulatory dividend restriction that generally limits the amount of dividends that can be paid by the Bank to the Corporation.  Prior regulatory approval is required if the total of all dividends declared in any calendar year exceeds net profits (as defined in the regulations) for the year combined with net retained earnings (as defined) for the two preceding calendar years.  In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.  As of December 31, 2007, $2.1 million of undistributed earnings of the Corporation was available for distribution of dividends without prior regulatory approval.

Loans or advances from the Bank to the Corporation are limited to 10 percent of the Bank’s capital stock and surplus on a secured basis.  Funds available for loans or advances by the Bank to the Corporation amounted to approximately $1.1 million.  The Corporation has a $1.1 million commercial line of credit available at the Bank for the primary purpose of purchasing qualified equity investments.  At December 31, 2007, the Corporation had an outstanding balance on this line of $1.1 million.

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

As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action.  To be categorized as adequately capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table.  There are no conditions or events since the notification that management believes have changed the Bank’s category.

The following table sets forth certain information concerning regulatory capital of the consolidated Corporation and the Bank as of the dates presented:

(Dollar amounts in thousands)	December 31, 2007				December 31, 2006
	Consolidated		Bank		Consolidated		Bank
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

Total capital to risk weighted assets:
Actual	$25,002	10.54%	$23,357	9.95%	$24,964	11.34%	$23,096	10.62%
For capital adequacy purposes	18,974	8.00%	18,771	8.00%	17,617	8.00%	17,401	8.00%
To be well capitalized	N/A	N/A	23,464	10.00%	N/A	N/A	21,752	10.00%
Tier 1 capital to risk-weighted assets:
Actual	$23,075	9.73%	$21,260	9.06%	$22,910	10.40%	$21,060	9.68%
For capital adequacy purposes	9,487	4.00%	9,385	4.00%	8,809	4.00%	8,701	4.00%
To be well capitalized	N/A	N/A	14,078	6.00%	N/A	N/A	13,051	6.00%
Tier 1 capital to average assets:
Actual	$23,075	7.73%	$21,260	7.08%	$22,910	8.07%	$21,060	7.14%
For capital adequacy purposes	11,936	4.00%	12,007	4.00%	11,356	4.00%	11,793	4.00%
To be well capitalized	N/A	N/A	15,008	5.00%	N/A	N/A	14,741	5.00%

At December 31, 2007, the Bank was categorized as adequately capitalized with a total risk-based ratio of 9.95%.  The Bank monitors these capital ratios on a monthly basis and based on expected 2008 earnings less dividends, the Bank expects to be categorized as well capitalized by January 31, 2008.

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

The Corporation and the Bank file a consolidated federal income tax return. The provision for income taxes for the years ended December 31 is comprised of the following:

(Dollar amounts in thousands)	2007	2006	2005

Current	$639	$445	$556
Deferred	156	47	141

	$795	$492	$697

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

(Dollar amounts in thousands)	2007		2006		2005
		% Pre-tax		% Pre-tax		% Pre-tax
	Amount	Income	Amount	Income	Amount	Income

Provision at statutory tax rate	$1,187	34.0%	$836	34.0%	$1,112	34.0%
Increase (decrease) resulting from:
Tax free interest, net of disallowance	(288)	(8.2%)	(304)	(12.4%)	(313)	(9.6%)
Earnings on BOLI	(65)	(1.9%)	(58)	(2.4%)	(59)	(1.8%)
Other, net	(39)	(1.1%)	18	0.7%	(43)	(1.3%)

Provision	$795	22.8%	$492	20.0%	$697	21.3%

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2007	2006

Deferred tax assets:

Provision for loan losses	$680	$638
SFAS 158 pension accrual	158	185
Tax credits	-	148
Intangible assets	101	115
Accrued pension cost	73	77
Net unrealized loss on securities	51	28
Other	33	33

Gross deferred tax assets	1,096	1,224

Deferred tax liabilities:
	-	-
Depreciation	354	360
Stock gain	172	172
Prepaid expenses	72	58
Deferred loan fees	55	26
Loan servicing	21	19
Other	46	53

Gross deferred tax liabilities	720	688

Net deferred tax asset	$376	$536

The Corporation determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes, since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.  The Corporation’s net deferred tax asset is recorded in the consolidated financial statements as a component of other assets.

Notes to Consolidated Financial Statements (continued)

12.	Income Taxes (continued)

The adoption of FIN 48 at January 1, 2007 had no impact on the Corporation’s financial statements.  At January 1, 2007 and December 31, 2007, the Corporation had no FIN 48 unrecognized tax benefits recorded.  The Corporation does not expect the total amount of unrecognized tax benefits to significantly increase within the next twelve months.  The Corporation recognizes interest and penalties on unrecognized tax benefits in income taxes expense in its Consolidated Statements of Income.

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

The Corporation and the Bank are subject to U.S. federal income tax as well as a capital-based franchise tax in the Commonwealth of Pennsylvania.  The Corporation and the Bank are no longer subject to examination by taxing authorities for years before 2004.

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

(Dollar amounts in thousands)	2007	2006	2005

Change in plan assets:
Fair value of plan assets at beginning of year	$3,525	$3,037	$2,818
Actual return on plan assets	246	296	164
Employer contribution	360	280	135
Benefits paid	(248)	(88)	(80)

Fair value of plan assets at end of year	3,883	3,525	3,037

Change in benefit obligation:
Benefit obligation at beginning of year	4,392	3,926	3,276
Service cost	238	213	188
Interest cost	262	237	214
Actuarial (gain)/loss	118	(40)	154
Effect of plan amendment	-	144	-
Effect of change in assumptions	(255)	-	174
Benefits paid	(247)	(88)	(80)

Benefit obligation at end of year	4,508	4,392	3,926

Funded status (plan assets less benefit obligation)	(625)	(867)	(889)
Unrecognized prior service cost	(271)	(303)	(486)
Unrecognized net actuarial gain	736	847	1,283
Unrecognized transition asset	-	-	(48)

Accrued pension cost	$(160)	$(323)	$(140)

Amounts recognized in accumulated other
comprehensive loss, net of tax, consists of:
Accumulated net actuarial gain	$485	$559	$-
Accumulated prior service benefit	(179)	(199)	-

Amount recognized, end of year	$306	$360	$-

Notes to Consolidated Financial Statements (continued)

13.	Employee Benefit Plans (continued)

Amounts recognized in the year end balance sheet consist of:

(Dollar amounts in thousands)	Pension Benefits
	2007	2006

Prepaid benefit cost	$-	$-
Accrued benefit cost	(160)	(323)
Intangible assets	-	-
Accumulated other comprehensive loss	(465)	(544)

Net amount recognized	$(625)	$(867)

The accumulated benefit obligation for all defined benefit pension plans was $4.5 million and $3.8 million at year end 2007 and 2006, respectively.

The components of the periodic pension costs are as follows:

(Dollar amounts in thousands)	2007	2006	2005

Service cost	$238	$213	$188
Interest cost	262	237	214
Expected return on plan assets	(303)	(268)	(246)
Transition asset	-	(8)	(8)
Prior service costs	-	32	19
Effect of Special Termination Benefits	-	274	-

Net periodic pension cost	$197	$480	$167

Weighted-average actuarial assumptions include the following:

	2007	2006	2005

Discount rate for benefit obligations and net cost	6.50%	6.00%	6.30%
Rate of increase in future compensation levels	4.50%	4.50%	4.50%
Expected rate of return on plan assets	8.50%	8.50%	8.50%

The Corporation’s pension plan asset allocation at year end 2007 and 2006, target allocation for 2008, and expected long-term rate of return by asset category are as follows:

Asset Category	Target Allocation	Percentage of Plan Assets at Year End		Weighted-Average Expected Long-Term Rate of Return
	2008	2007	2006	2007

Equity Securities	54%	54%	52%	6.0%
Debt Securities	21%	21%	12%	2.0%
Other	30%	25%	36%	0.5%

		100%	100%	8.5%

Notes to Consolidated Financial Statements (continued)

13.	Employee Benefit Plans (continued)

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

The Corporation expects to contribute approximately $335,000 to its pension plan in 2008.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

(Dollar amounts in thousands)

For year ended December 31,	Pension Benefits

2008	$254
2009	247
2010	214
2011	195
2012	227
2013-2017	1,397
Thereafter	1,974

Benefit Obligation	$4,508

The Corporation adopted SFAS 158 effective December 31, 2006.  SFAS 158 requires an employer to recognize the funded status of its defined benefit pension plan as a net asset or liability in its consolidated balance sheet with an offsetting amount in accumulated other comprehensive income, and to recognize changes in that funded status in the year in which changes occur through comprehensive income.  The provisions of SFAS 158 are to be applied on a prospective basis; therefore, prior periods presented are not restated.  The adoption of SFAS 158 resulted in the Corporation recording an additional accrued pension liability of $545,000 and a charge of $360,000, net of taxes, to accumulated other comprehensive income.  As of December 31, 2007, the Corporation’s liability under SFAS 158 was $465,000 and the charge to accumulated other comprehensive income was $306,000, net of taxes.  Additionally, SFAS requires an employer to measure the funded status of its defined benefit pension plan as of the date of its year-end financial statements.  The Corporation measures the funded status at December 31.

Defined Contribution Plan

The Corporation maintains a defined contribution 401(k) Plan.  Employees are eligible to participate by providing tax-deferred contributions up to 20% of qualified compensation.  Employee contributions are vested at all times.  The Corporation provides a matching contribution of up to 4% of the participant’s salary.  Matching contributions for 2007, 2006 and 2005 were $130,000, $76,000 and $75,000, respectively.

Notes to Consolidated Financial Statements (continued)

13.	Employee Benefit Plans (continued)

Supplemental Executive Retirement Plan

During 2003, the Corporation established a Supplemental Executive Retirement Plan (SERP) to provide certain additional retirement benefits to participating executive officers.  The SERP was adopted in order to provide benefits to such executives whose benefits are reduced under the Corporation’s tax-qualified benefit plans pursuant to limitations under the Internal Revenue Code.  The SERP is subject to certain vesting provisions and provides that the executives shall receive a supplemental retirement benefit if the executive’s employment is terminated after reaching the normal retirement age of 65.  As of December 31, 2007 and 2006, the Corporation’s SERP liability was $215,000 and $161,000, respectively.  For the years ended December 31, 2007, 2006 and 2005, the Corporation recognized SERP expense of $54,000, $39,000 and $40,000, respectively.

14.	Stock Compensation Plans

In May 2007, the Corporation adopted the 2007 Stock Incentive Plan and Trust. Under the Plan, the Corporation may grant options to its directors, officers and employees for up to 177,496 shares of common stock.  Incentive stock options, non-incentive or compensatory stock options and share awards may be granted under the Plan.  The exercise price of each option shall at least equal the market price of a share of common stock on the date of grant and have a contractual term of ten years.  Options shall vest and become exercisable at the rate, to the extent and subject to such limitations as may be specified by the Corporation.  Effective January 1, 2007, the Corporation adopted SFAS No. 123(R), Share-Based Payment, which requires that compensation cost related to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued.  During 2007, 84,000 of options were granted which vest over a three year period.  For the year ended December 31, 2007, the Corporation recognized $31,000, net of taxes, in compensation expense for stock options.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Year ended
December 31, 2007

Dividend yield	4.46%
Expected life	10 years
Expected volatility	14.09%
Risk-free interest rate	5.10%

The expected volatility is based on historical stock price fluctuations.  The risk-free interest rates for periods within the contractual life of the awards are based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected life is based on the maximum term of the options.  The dividend yield assumption is based on the Corporation’s history and expectation of dividend payouts.

Notes to Consolidated Financial Statements (continued)

14.	Stock Compensation Plans (continued)

A summary of option activity under the Plan as of December 31, 2007, and changes during the period then ended is presented below:

Weighted-Average
		Weighted-Average	Aggregate	Remaining Term
	Options	Exercise Price	Intrinsic Value	(in years)

Outstanding at the beginning of the year	-	$-		-
Granted	84,000	26.00		9.5
Exercised	-	-		-
Forfeited	-	-		-
Outstanding as of December 31, 2007	84,000	$26.00	$-	9.5

Exercisable as of December 31, 2007	-	$-	$-	-

A summary of the status of the Corporation’s nonvested shares as of December 31, 2007, and changes during the period then ended is presented below:

		Weighted-Average
	Options	Grant-date Fair Value

Nonvested at the beginning of the year	-	$-
Granted	84,000	3.39
Vested	-	-
Forfeited	-	-
Nonvested as of December 31, 2007	84,000	$3.39

As of December 31, 2007, there was $254,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan.  That cost is expected to be recognized over a average period of 2.5 years.

15.	Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the carrying amount and fair value of the Corporation’s financial instruments included in the consolidated balance sheet as of December 31:

(Dollar amounts in thousands)	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents	$10,483	$10,483	$16,717	$16,717
Securities	51,919	51,919	51,774	51,774
Loans receivable	229,819	229,262	213,344	210,362
Federal bank stocks	2,662	2,662	2,217	2,217
Accrued interest receivable	1,365	1,365	1,374	1,374

Financial liabilities:
Deposits	244,262	245,829	244,492	243,328
Borrowed funds	40,400	41,644	30,000	29,668
Accrued interest payable	771	771	825	825

Notes to Consolidated Financial Statements (continued)

15.	Financial Instruments (continued)

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

The following table presents the notional amount of the Corporation’s off-balance sheet commitment financial instruments as of December 31:

(Dollar amounts in thousands)	2007		2006
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$1,054	$3,844	$189	$3,064
Unused lines of credit	182	25,611	771	18,588
	$1,236	$29,455	$960	$21,652

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

Notes to Consolidated Financial Statements (continued)

15.	Financial Instruments (continued)

Standby letters of credit are conditional commitments issued by the Corporation usually for commercial customers to guarantee the performance of a customer to a third party.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Corporation generally holds collateral supporting those commitments if deemed necessary.  Standby letters of credit were $869,000 and $463,000 at December 31, 2007 and 2006, respectively.  The current amount of the liability as of December 31, 2007 and 2006 for guarantees under standby letters of credit issued is not material.

16.	Emclaire Financial Corp. – Condensed Financial Statements, Parent Corporation Only

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition		December 31,
(Dollar amounts in thousands)		2007	2006

Assets:
Cash and cash equivalents		$83	$40
Securities available for sale		3,188	3,235
Equity in net assets of subsidiary bank		22,704	21,828
Other assets		-	-

Total Assets		$25,975	$25,103

Liabilities and Stockholders' Equity:
Accrued expenses and other liabilities		$1,272	$1,186
Stockholders' equity		24,703	23,917

Total Liabilities and Stockholders' Equity		$25,975	$25,103

Condensed Statements of Operations	Year ended December 31,
(Dollar amounts in thousands)	2007	2006	2005

Income:
Dividends from subsidiary	$2,159	$1,349	$721
Investment income	312	488	917

Total income	2,471	1,837	1,638

Expense:
Interest expense	81	26	-
Noninterest expense	201	100	83

Total expense	282	126	83

Income before income taxes and equity in undistributed
operating results of subsidiary	2,189	1,711	1,555

Equity in undistributed net income of subsidiary	501	405	1,241

Income before income taxes	2,690	2,116	2,796

Income tax expense	(7)	150	223

Net income	$2,697	$1,966	$2,573

Notes to Consolidated Financial Statements (continued)

16.	Emclaire Financial Corp. – Condensed Financial Statements, Parent Corporation Only (continued)

Condensed Statements of Cash Flows	Year ended December 31,
(Dollar amounts in thousands)	2007	2006	2005

Operating activities:
Net income	$2,697	$1,966	$2,573
Adjustments to reconcile net income to net cash provided
by operating activities:
Equity in undistributed operating results of subsidiary	(501)	(405)	(1,241)
Other, net	(109)	(300)	(803)
Net cash provided by operating activities	2,087	1,261	529

Investing activities:
Purchases of securities	(1,039)	(1,797)	(99)
Proceeds from the sale of available for sale securities	698	814	1,060
Net cash (used in) provided by investing activities	(341)	(983)	961

Financing activities:
Net change in borrowings	250	850	-
Dividends paid	(1,953)	(1,394)	(1,293)
Net cash used in financing activities	(1,703)	(544)	(1,293)

(Decrease) Increase in cash and cash equivalents	43	(266)	197
Cash and cash equivalents at beginning of period	40	306	109

Cash and cash equivalents at end of period	$83	$40	$306

17.	Other Comprehensive Loss

Other comprehensive loss components and related taxes were as follows:

(Dollar amounts in thousands)	2007	2006	2005

Unrealized holding gains (losses) on available for sale securities	$142	$356	$(1,084)
Reclassification adjustment for gains later recognized in income	(207)	(400)	(857)
Amortization of pension prior service cost	(31)	-	-
Amortization of pension net actuarial loss	112	-	-

Net unrealized losses	16	(44)	(1,941)

Tax effect	(5)	14	660

Other comprehensive loss	$11	$(30)	$(1,281)

Notes to Consolidated Financial Statements (continued)

18.	Other Noninterest Income and Expense

Other noninterest income includes customer bank card processing fee income of $267,000, $232,000 and $209,000 for 2007, 2006 and 2005, respectively.

The following summarizes the Corporation’s other noninterest expenses for the years ended December 31:

(Dollar amounts in thousands)	2007	2006	2005

Professional fees	$497	$323	$292
Customer bank card processing	263	231	241
Correspondent bank and courier fees	204	214	150
Printing and supplies	178	195	189
Travel, entertainment and conferences	178	162	148
Marketing and advertising	175	154	109
Telephone and data communications	157	148	142
Postage and freight	156	135	140
Pennsylvania shares and use taxes	152	116	272
Other	525	455	714
Total other noninterest expenses	$2,485	$2,133	$2,397

19.	Quarterly Financial Data (unaudited)

The following is a summary of selected quarterly data for the years ended December 31:

(Dollar amounts in thousands, except share data)	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2007:
Interest income	$4,312	$4,416	$4,535	$4,592
Interest expense	2,003	1,918	1,939	2,026
Net interest income	2,309	2,498	2,596	2,566
Provision for loan losses	45	30	45	136
Net interest income after provision for loan losses	2,264	2,468	2,551	2,430
Noninterest income	730	772	696	745
Noninterest expense	2,310	2,336	2,255	2,263
Income before income taxes	684	904	992	912
Provision for income taxes	133	197	238	227

Net income	$551	$707	$754	$685

Basic earnings per share	$0.43	$0.56	$0.59	$0.54

2006:
Interest income	$3,744	$3,931	$4,240	$4,344
Interest expense	1,482	1,614	1,855	2,017
Net interest income	2,262	2,317	2,385	2,327
Provision for loan losses	31	47	90	190
Net interest income after provision for loan losses	2,231	2,270	2,295	2,137
Noninterest income	727	769	793	645
Noninterest expense	2,214	2,253	2,264	2,678
Income before income taxes	744	786	824	104
Provision for income taxes	159	184	132	17

Net income	$585	$602	$692	$87

Basic earnings per share	$0.46	$0.47	$0.55	$0.07

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Emclaire Financial Corp.
Emlenton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Emclaire Financial Corp. and its subsidiary (the “Corporation”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007.  The Corporation’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emclaire Financial Corp. and its subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Corporation has given retroactive effect to the change to the dual method of quantifying misstatements of prior year financial statements.  The dual method is required by SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  Also, on December 31, 2006, the Corporation changed its method of accounting for defined benefit pension and other postretirement plans by adopting Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

Beard Miller Company LLP
Pittsburgh, Pennsylvania
March 19, 2008

Listings and Markets

Emclaire Financial Corp. common stock is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol “EMCF”.  The listed market makers for the Corporation’s common stock include:

Ferris, Baker Watts, Inc. 100 Light Street, 8th Floor Baltimore, MD 21202 Telephone: (800) 638-7411	Boenning and Scattergood 4 Tower Bridge, Suite 300 200 Bar Harbor Drive West Conshonhocken, PA 19428 Telephone: (610) 862-5360	Parker Hunter, Inc. 600 Grant Street – Suite 3100 Pittsburgh, PA 15219 Telephone: (412) 562-8000

Stock Price and Cash Dividend Information

The bid and ask price of the Corporation’s common stock were $25.25 and $25.90, respectively, as of February 15, 2008.  The Corporation traditionally has paid regular quarterly cash dividends.

The following table sets forth the high and low sale market prices of the Corporation’s common stock as well as cash dividends paid for the quarterly periods presented:

	Market Price			Cash
	High	Low	Close	Dividend

2007:
Fourth quarter	$28.25	$25.20	$25.75	$0.67
Third quarter	27.75	25.00	25.60	0.29
Second quarter	27.00	23.50	25.25	0.29
First quarter	31.00	26.75	27.25	0.29

2006:
Fourth quarter	$30.00	$25.30	$29.25	$0.29
Third quarter	29.00	25.00	25.90	0.27
Second quarter	29.00	25.75	27.00	0.27
First quarter	27.25	25.05	26.00	0.27

Number of Stockholders and Shares Outstanding

As of December 31, 2007, there were approximately 679 stockholders of record and 1,267,835 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes.  The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment and Stock Purchase Plan

Common stockholders may have Corporation dividends reinvested to purchase additional shares.  Participants may also make optional cash purchases of common stock through this plan and pay no brokerage commissions or fees.  To obtain a plan document and authorization card call 800-757-5755.

Corporate Information

Corporate Headquarters

Emclaire Financial Corp.
612 Main Street
Emlenton, PA 16373
Phone: 724-867-2311
Website: www. emclairefinancial.com

Subsidiary Bank

The Farmers National Bank of Emlenton
Website:  www.farmersnb.com

Annual Meeting

The annual meeting of the Corporation’s stockholders will be held at 9:00 a.m., on Wednesday, April 23, 2008, at the main office building in Emlenton, Pennsylvania 16373.

Stockholder and Investor Information

Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders.  Requests should be addressed to William C. Marsh, Chief Financial Officer, Emclaire Financial Corp., 612 Main Street, Emlenton, Pennsylvania 16373.

In addition, other public filings of the Corporation, including the Annual Report on Form 10-K, can be obtained from the Securities and Exchange Commission’s web site at http://www.sec.gov.

Independent Registered Public Accounting Firm

Beard Miller Company LLP
P.O. Box 101086
Pittsburgh, PA 15237

Special Counsel

Patton Boggs, L.L.P.
2550 M Street, N.W.
Washington, DC 20037

Registrar and Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard, Suite 903
Chicago, IL 60606
www.ilstocktransfer.com
800-757-5755

NOTES

# Banking Offices

### Emlenton
612 Main St.
Emlenton, Pennsylvania 16373
724-867-1001

### Bon Aire
1101 N. Main St. • Suite 1
Butler, Pennsylvania 16001
724-283-4666

### Brookville
263 Main St.
Brookville, Pennsylvania 15825
814-849-8363

### Clarion
6th St. & Wood St.
Clarion, Pennsylvania 16214
814-226-7523

### Cranberry
7001 Rt. 322
Cranberry, Pennsylvania 16319
814-676-1970

### DuBois
861 Beaver Dr.
DuBois, Pennsylvania 15801
814-371-2166

### East Brady
323 Kellys Way
East Brady, Pennsylvania 16028
724-526-5793

### Eau Claire
207 S. Washington St.
Eau Claire, Pennsylvania 16030
724-791-2591

### Grove City
1319 W. Main St.
Grove City, Pennsylvania 16127
724-264-4260

### Knox
8868 Rt. 338 • Suite 1
Knox, Pennsylvania 16232
814-797-2200

### Meridian
101 Meridian Rd.
Butler, Pennsylvania 16001
724-482-0133

### Ridgway
173 Main St.
Ridgway, Pennsylvania 15853
814-773-3195

# Corporate Office

### Emclaire Financial Corp.
612 Main St.
Emlenton, Pennsylvania 16373
724-867-2311